Form 20-F
period 1999-12-31
STOCKSCAPE COM TECHNOLOGIES INC
filed 2000-06-13
CIK 832342

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F
     (Mark One)
        / /      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
                  OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
        /X/      ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                                       OR

        / /    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

               For the transition period from _______ to ________

                         COMMISSION FILE NUMBER 0-16778

                        STOCKSCAPE.COM TECHNOLOGIES INC.
                      (FORMERLY CORNUCOPIA RESOURCES LTD.)
             (Exact name of registrant as specified in its charter)

           BRITISH COLUMBIA, CANADA                                      N/A
        (State or other jurisdiction of                     (I.R.S. Employer
         incorporation or organization)                  Identification No.)

           #410 - 325 HOWE STREET
        VANCOUVER,  BRITISH COLUMBIA                                 V6C 1Z7
   (Address of principal executive offices)                       (Zip Code)

                  REGISTRANT'S TELEPHONE NUMBER: (604) 687-0619

Securities registered or to be registered pursuant to Section 12(b) of the
Exchange Act:                                                           NONE

Securities registered or to be registered pursuant to Section 12(g) of the
Exchange Act:                                    COMMON SHARES WITHOUT PAR VALUE

Securities for which there is a reporting obligation pursuant to Section 15(d)
of the Act.                                                             NONE

Indicate the number of outstanding shares of each of the issuer's class of capital or common shares as of the close of the period covered by the annual report.


                                                       ISSUED & OUTSTANDING
TITLE OF EACH CLASS                                    AT DECEMBER 31, 1999
-------------------                                    --------------------
COMMON SHARES, WITHOUT PAR VALUE                                  25,919,683


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days. YES  X   NO
                                       ---     ---
Indicate by check mark which financial statement item the registrant has elected
to follow.   ITEM 17 X  ITEM 18
                    ---

Documents incorporated by reference:   NONE
================================================================================
                                  Page 1 of 203
                          Exhibit Index is on Page 203


                        STOCKSCAPE.COM TECHNOLOGIES INC.

                                TABLE OF CONTENTS
                                -----------------
PART I                                                                                                                     4
              GENERAL......................................................................................................4
              SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS............................................................4

ITEM 1        DESCRIPTION OF BUSINESS......................................................................................4
              History......................................................................................................4
              Business Development.........................................................................................5
              Significant Transactions of the Company......................................................................6
                    (1)    Major Reorganization............................................................................6
                    (2)    Ivanhoe Joint Venture Agreement and Sale of Touchstone Resources Company and the Ivanhoe
                    Property Interest......................................................................................6
                    (3)    Acquisition of Stockscape Technologies Ltd......................................................7
                    (4)    Sale of Mineral Ridge Mine......................................................................7
              Business of the Company......................................................................................8
              Industry Overview and Risk Factors Relating to the Company's Business........................................9
              Early Development Stage and History of Losses................................................................9
              Limited Operating History....................................................................................10
              Future Capital Needs/Liquidity Deficiencies/Potential Lack of Financing......................................10
              Potential Fluctuations in Quarterly Results..................................................................10
              Dependence on Key Personnel..................................................................................11
              Intense Competition..........................................................................................11
              Technological Risks..........................................................................................11
              Government Regulation and Legal Uncertainties................................................................12
              Liability for Information Retrieved From the Web.............................................................12
              Security Risks...............................................................................................12
              Reliance On Intellectual Property and Proprietary Rights.....................................................12
              Dependence On Continued Growth In Use of Internet............................................................13
              Control By A.R. Rule Investments (B.C.) Ltd..................................................................13
              Gold Price Volatility........................................................................................13
              Inflation and Price Changes..................................................................................14
              Foreign Operations...........................................................................................14
              Currency and Conversion......................................................................................14
              Market for Securities........................................................................................14

ITEM 2        DESCRIPTION OF PROPERTY......................................................................................14
                    Yakobi Island Property.................................................................................14
                    Red Mountain Property..................................................................................15

ITEM 3        LEGAL PROCEEDINGS............................................................................................15

ITEM 4        CONTROL OF REGISTRANT........................................................................................15

ITEM 5        NATURE OF TRADING MARKET AND RELATED STOCKHOLDER MATTERS.....................................................16

ITEM 6        EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS...........................................17

ITEM 7        TAXATION.....................................................................................................17
              Dividends....................................................................................................18
              Disposition of Common Shares.................................................................................18
              United States Tax Consequences...............................................................................19
              Share Capital and Stock Incentive Plan.......................................................................21
              Anti-Take Over Provisions of Articles........................................................................21

ITEM 8        SELECTED FINANCIAL DATA......................................................................................21



ITEM 9        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS........................22

ITEM 9A       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK...................................................24

ITEM 10       DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT...........................................................25
              Business Experience of Directors and Officers................................................................25

ITEM 11       COMPENSATION OF DIRECTORS AND OFFICERS.......................................................................27
              Executive Compensation.......................................................................................27
              Compensation of Directors....................................................................................28
              Management Agreements and Termination of Employment and Change-In-Control Arrangements.......................28
              Compensation Committee Interlocks and Insider Participation..................................................28
              Board Compensation Committee Report on Executive Compensation................................................28

ITEM 12       OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES...............................................28
              Stock Incentive Plan.........................................................................................28
              Share Purchase Plan..........................................................................................29
              Share Option Plan............................................................................................29
              Share Bonus Plan.............................................................................................30
              Stock Incentive Transactions During 1999.....................................................................30
              Aggregated Options Cancelled, Expired or Surrendered in Last Fiscal Year.....................................31

ITEM 13       INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS...............................................................31

PART II....................................................................................................................33

ITEM 14       DESCRIPTION OF SECURITIES TO BE REGISTERED...................................................................33

PART III...................................................................................................................33

ITEM 15       DEFAULTS UPON SENIOR SECURITIES..............................................................................33

ITEM 16       CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES......................................33

ITEM 17       FINANCIAL STATEMENTS.........................................................................................33

ITEM 18       FINANCIAL STATEMENTS.........................................................................................33

ITEM 19       FINANCIAL STATEMENTS AND EXHIBITS............................................................................34

SIGNATURES


STOCKSCAPE.COM TECHNOLOGIES INC.

PART I

GENERAL

Unless the context otherwise requires, the "Registrant or Stockscape.com" means Stockscape.com Technologies Inc. and the "Company" means the Registrant and its subsidiaries and "Registrant Board" means the Board of Directors of the Registrant. The Registrant's CUSIP number is #861320-10-9. The Company's principal office is located at #410 - 325 Howe Street, Vancouver, British Columbia, V6C 1Z7, telephone (604) 687-0619, facsimile (604) 681-4170.

All references to number of common shares and per share amounts in this Annual Report on Form 20-F reflect the subdivision of the Registrant's common shares ("Common Shares") on a two-for-one basis on July 7, 1987, and the consolidation of the Registrant's Common Shares on a one-for-ten basis on July 12, 1999.

The information set forth in this form is as of March 31, 2000 except where an earlier or later date is indicated, and all information included in this document should only be considered correct as of such date, except as otherwise expressly stated.

The Registrant is a Canadian foreign private issuer and has prepared its consolidated financial statements in accordance with Canadian generally accepted accounting principals ("Canadian GAAP"). A description of accounting principals that differ in certain respects from United States generally accepted accounting principles is explained and quantified in note 10 to the consolidated financial statements that are included in response to Item 17 of this Form 20-F.

The Registrant uses the Canadian dollar as its reporting currency. Prior to the reorganization of the Company in July 1999, the Registrant used the U.S. dollar as its reporting currency. As such, all references in this document to "dollars" or "$" are to Canadian dollars, unless otherwise indicated. See Item 1 for currency and conversion information.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this report constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Such forward-looking statements involve known and unknown risks, uncertainties, and other factors, which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements express or implied by such forward-looking statements. Such factors include, among others, results of merger or sale of assets, precious metals exploration and development costs and results, reclamation obligations, fluctuation of gold prices, competition, uninsured risks, recovery of reserves, capitalization and commercial viability and requirements for obtaining bonds, permits and licenses.

ITEM 1:           DESCRIPTION OF BUSINESS

HISTORY

The Registrant was organized on November 14, 1985, under the laws of the Province of British Columbia, Canada by the statutory amalgamation of Cyrano Resources Inc. and Cornucopia Resources Ltd., two British Columbia companies that were incorporated in 1980 and 1982, respectively. Subsequent to the amalgamation in 1985, the Registrant assumed Cyrano Resources Inc.'s listing on the Vancouver Stock Exchange, a predecessor to the Canadian Venture Exchange ("CDNX"). On January 29, 1988, Common Shares of the Registrant were listed on the Toronto Stock Exchange (symbol CNP). The Common Shares were also quoted in the United States on The NASDAQ Stock Market, National Market System until January 17, 1992, and the NASDAQ SmallCap Market until October 29, 1998, and are currently quoted on the NASD OTC Bulletin Board ("OTCBB") under symbol STKSF. At the Registrant's request, its Common Shares were delisted from trading on the Vancouver Stock Exchange on February 4, 1993, and as part of the reorganization of the Company, the Registrant requested that its shares be delisted from the Toronto Stock Exchange on March 31, 1999.

On March 2, 1999, the Company, under its former name, Cornucopia Resources Ltd. ("Cornucopia") announced a major reorganization involving the sale of its principal and only active mining asset, a 25% interest in the Ivanhoe property (the "Ivanhoe Property") in Nevada, and a change in the course of its business from the mining sector to that of providing investment information and services through an internet provider. At an extraordinary general meeting of the shareholders of the Company held on June 30, 1999, the shareholders approved of the sale of the Ivanhoe Property interest and the reorganization of the Company (including a 10 for 1 share consolidation) and on July 9, 1999 the Registrant changed its name from Cornucopia Resources Ltd. to Stockscape.com Technologies Inc. On July 9, 1999, the Registrant acquired

Stockscape.com Technologies (Canada) Ltd. ("Stockscape Canada"), a privately held Internet company, and on July 13, 1999, the Registrant's shares began trading on the OTC Bulletin Board under its new name and new stock symbol. More detailed disclosure on this is provided in Item 1 - "Significant Transactions of the Company"; (1) "Major Reorganization" and (3) "Acquisition of Stockscape Technologies Ltd."

Stockscape.com is engaged in the rapidly growing field of e-commerce through its 100% ownership of Stockscape.com Canada, which maintains an established Internet investment information portal at www.stockscape.com. Until its reorganization in July 1999, the Company was historically involved in the exploration and development of precious metal deposits.

The Registrant conducts its business affairs in Canada through its wholly owned subsidiaries, Stockscape Canada, Stockscape Corporate Communications Canada Ltd. ("Stockscape CCC"), both incorporated under the COMPANY ACT (British Columbia), Canada, and in the United States through its wholly-owned subsidiary, Cornucopia Resources Inc. ("Cornucopia Inc."), a Nevada corporation, and through the latter company's wholly-owned subsidiaries Red Mountain Resources, Inc. ("Red Mountain"), a Colorado corporation, and Stockscape Corporate Communications U.S. L.L.C. ("Stockscape U.S."), a Florida corporation.

The Registrant sold its 100% interest in Touchstone Resources Company, a Nevada corporation ("Touchstone") to Great Basin Gold Ltd. on June 30, 1999. The Registrant also sold its interest in Mineral Ridge Resources Inc. ("Mineral Ridge"), a Nevada corporation, and its operating mine (the "Mineral Ridge Mine") to Vista Gold Corp. on October 21, 1998. The Company retains a 100% interest in certain mineral claims located in southeast Alaska ("Yakobi Island Property") and interests in other mineral properties through Red Mountain. See Item 2:
"Yakobi Island Property".

BUSINESS DEVELOPMENT

From incorporation up to its reorganization in July 1999, the Company was primarily involved in the acquisition, exploration, development and mining of precious mineral resource properties in the United States. Until 1995, the Company's principal project was the exploration, development and subsequent production of gold at the Ivanhoe Property near Battle Mountain in Elko County, Nevada. During 1995 and 1996, the Company's primary focus shifted to the Mineral Ridge Mine in Silver Peak, Nevada.

In 1992, the Company sold half of its 50% working interest in the Ivanhoe Property to Newmont Mining Corporation ("Newmont"), thus leaving the Company with a 25% interest in the Ivanhoe Property. Newmont, by separate agreement, acquired the remaining 50% interest in the Ivanhoe Property from a third party. In August 1997, Newmont's 75% interest in the Ivanhoe Property was transferred from Newmont to Great Basin Gold Ltd. ("Great Basin"), and the Company, through its subsidiary Touchstone, entered into a Venture Agreement with Great Basin. Great Basin is a British Columbia reporting company with shares listed for trading on the CDNX and the OTC BB in the United States. On March 2, 1999, the Company entered into an agreement with Great Basin, to sell its remaining interest in the Ivanhoe Property. Touchstone and the Ivanhoe Property were sold to Great Basin on June 30, 1999. See Item 1: "Significant Transactions of the Company" - (1) "Major Reorganization" and (2) "Ivanhoe Joint Venture Agreement and Sale of Ivanhoe Property Interest."

As part of the acquisition of Stockscape, the Registrant acquired another wholly owned subsidiary, Stockscape CCC that was incorporated as a non-reporting company under the provisions of the COMPANY ACT (British Columbia) on June 9, 1999, under the name 586937 B.C. Ltd. and subsequently changed its name to Stockscape Corporate Communications Canada Ltd. effective October 7, 1999.

On January 10, 2000, the Registrant incorporated another wholly owned subsidiary, Stockscape US, to conduct the Company's public relations business and investor relations marketing activities in the United States.

The Registrant may incorporate additional subsidiary companies, if considered advisable, to hold interests in other companies, properties, or projects it may acquire.

The following chart sets forth the organization of Stocksckape.com Technologies Inc. and its direct and indirect subsidiaries as of March 31, 2000, and their jurisdictions of incorporation, as well as relevant stock exchange listings.

                                    =================================================
                                           STOCKSCAPE.COM TECHNOLOGIES INC.
                                                   NASDAQ - OTC BB


                                                  (BRITISH COLUMBIA)
                                    =================================================

             -------------------------------------------------------------------------------------------------

============================    ============================    =============================    ===========================
           100%                            100%                             100%                            100%

   STOCKSCAPE CORPORATE            STOCKSCAPE CORPORATE         STOCKSCAPE.COM TECHNOLOGIES      CORNUCOPIA RESOURCES INC.
COMMUNICATIONS U.S., L.L.C.     COMMUNICATIONS CANADA LTD.             (CANADA) LTD.

         (FLORIDA)                  (BRITISH COLUMBIA)               (BRITISH COLUMBIA)                   (NEVADA)
============================    ============================    =============================    ===========================

                                                                                                 ===========================
                                                                                                            100%

                                                                                                   RED MOUNTAIN RESOURCES
                                                                                                            INC.

                                                                                                         (COLORADO)
                                                                                                 ===========================


SIGNIFICANT TRANSACTIONS OF THE COMPANY

(1)  MAJOR REORGANIZATION

On March 2, 1999, the Company announced that it had entered into arrangements with arm's length parties which would result in a substantial reorganization of the Company and its business. The reorganization, which was subject to regulatory and shareholder approval, was approved at the Company's Annual and Extraordinary General Meeting held on June 30, 1999.

The Company had entered into an agreement with Great Basin pursuant to which the Company agreed to sell to Great Basin all of the issued and outstanding shares of Touchstone. Because the Company's interest held by Touchstone in the Ivanhoe Property was its sole remaining active mining interest, the sale of that asset represented a major change in the status of the Company as a mining entity and the sale of substantially all of the Company's undertaking. Details of the agreement with Great Basin are outlined in the following section (2) "Ivanhoe Joint Venture Agreement and Sale of Ivanhoe Property Interest".

Concurrently with the disposition of its remaining active mining asset the Company completed the acquisition of StockscapeCanada), a British Columbia company carrying on business as a privately held Internet investment research provider in its third year of operations with an established website at www.stockscape.com. More detailed disclosure on Stockscape and its business is provided in Item 1: "Significant Transactions of the Company - (3) Acquisition of Stockscape Technologies Ltd.".

As part of the reorganization, and as a condition precedent to the Stockscape acquisition, the Registrant was required to consolidate its issued and outstanding Common Shares on a 10-for-1 basis. At the Annual and Extraordinary General Meeting shareholders passed a special resolution approving the consolidation, a change of the name of the Registrant to "Stockscape.com Technologies Inc.", and a restructuring of the Board of Directors of the Company to reflect the nature of the Company's new business.

(2) IVANHOE JOINT VENTURE AGREEMENT AND SALE OF TOUCHSTONE RESOURCES COMPANY AND THE IVANHOE PROPERTY INTEREST

On August 13, 1997, the Company, through Touchstone, entered into a Venture Agreement with Great Basin Gold Ltd. Pursuant to the terms of this agreement, Great Basin earned a 75% interest in the Ivanhoe Property. The agreement provided that further expenditures and ownership of the Ivanhoe Property were to be on a 75% Great Basin and 25% Cornucopia basis.

Under the terms of the Venture Agreement, the Company was required to commit to exploration budgets set by Great Basin. Provisions in the Venture Agreement allowed the Company the option of not participating in exploration program budgets but this would result in dilution of its interest. On March 2, 1999, the Company entered into an agreement with Great Basin to sell Touchstone to Great Basin in exchange for shares of Great Basin. See Item 2: "Properties" - "Ivanhoe Property."

On June 30, 1999, Touchstone was sold to Great Basin in exchange for 2,750,000 common shares of Great Basin at a deemed price of $1.25 per share and 250,000 warrants of Great Basin, exercisable to purchase an additional 250,000 shares at $2.00 per share for one year. The Company agreed to a voting trust in favor of Great Basin management for a period of two years and was given representation on the board of directors of Great Basin. The Company also holds the right to participate in future financings of Great Basin in order to maintain its equity interest. Resale of the shares issued in consideration for the Company's interest is subject to certain restrictions.

(3)  ACQUISITION OF STOCKSCAPE TECHNOLOGIES LTD.

On March 2, 1999, the Registrant reached an agreement in principle for the acquisition of Stockscape. On July 9, 1999, the Registrant acquired Stockscape by the purchase of all of its issued and outstanding shares from A. R. Rule Investments B.C. Ltd. ("ARRI") the sole shareholder of Stockscape. ARRI is a privately held British Columbia company controlled by Arthur R. (Rick) Rule. Both the vendor and Stockscape were entirely at arm's length to the Registrant. Under the terms of the agreement entered into between the Registrant and the shareholder of Stockscape, the Registrant acquired all of the issued and outstanding shares of Stockscape by the issuance of 10,000,000 post-consolidation Common Shares of the Registrant (the "Payment Shares"). The Payment Shares were issued for a deemed value of $0.50 per share making the overall deemed value of the transaction $5 million. The Payment Shares are subject to trading restrictions under U.S. securities legislation for a minimum of two years, and have been deposited in escrow with a trustee, under an agreement by which they may not be released so long as trading restrictions exist under U.S. securities laws.

At the time of the acquisition, Stockscape was in its third year of operation and had financed its development and operations by equity financing and a loan payable to its shareholder. As Stockscape's policy was to expense business and software development costs, a deficit of $840,240 had accumulated as at December 31, 1998. Business and software development costs were expected to increase over the next two years and to be financed from revenues and from equity financing issued by the combined entity. The acquisition of Stockscape was subject to conditions precedent, one of which was the commitment for a financing of the Registrant for up to $2,000,000, by the private placement of 4,000,000 Units at $0.50 per Unit, which was completed at the time of closing of the acquisition of Stockscape on July 9, 1999. Proceeds of the financing were to be used for working capital, hardware upgrades to accommodate increased traffic to the website, and to further develop Stockscape's customer base.

Each of the 4,000,000 Units consisted of one Common Share and two share purchase warrants of the Registrant. One Series A share purchase warrant was exercisable in the first year to acquire one additional Common Share in the capital of the Registrant at $0.65. The second Series B warrant was exercisable for a period of two years to acquire one additional Common Share at $0.95. Both Series A and B warrants had forced conversion features. On closing, 4,000,000 Common Shares of the Registrant were issued. In September 1999, the Registrant forced conversion of all the Series A warrants to expire on October 30, 1999 and 3,358,000 Series B warrants expiring on November 30, 1999. See Item 19 - "Financial Statements", "Notes to the consolidated Financial Statements" for more detailed information.

(4)  SALE OF MINERAL RIDGE MINE

Mineral Ridge Resources Inc., and its principal project the Mineral Ridge Mine, was 100% owned by the Company until its sale to Vista Gold Corp. ("Vista Gold") of Suite 3000, 370 Seventeenth Street, Denver, Colorado, 80202 on October 21, 1998. Consideration for the sale was 1,562,500 common shares of Vista Gold valued at US$250,000, plus the assumption of all of the liabilities of the Company with respect to the mine, and Vista Gold also subscribed to a private placement of 2,777,777 Common Shares of the Registrant valued at US$250,000. At October 21, 1998, the Company was in default of its obligations for project financing of the Mineral Ridge Mine in the amount of US$14.4 million combined principal and interest and certain contracts relating to the construction of facilities and the plant at the Mineral Ridge Mine were outstanding. All indebtedness and contracts were settled by, or assumed by Vista Gold under the terms of the agreement of sale of Mineral Ridge. The Company recorded a gain of US$180,972 on the sale of the Mineral Ridge Mine.

MINE DEBT FINANCING FACILITY

On January 1997, the Company entered into a loan agreement with Dresdner Kleinwort Benson ("Dresdner") for senior secured loan facilities of US$13.0 million for construction and development purposes and working capital for the Mineral Ridge Mine.

Dresdner was given 1,500,000 warrants as part of the consideration for providing the loan and 250,000 warrants in consideration for establishing a letter of credit in the amount of $1.1 million to facilitate construction of power lines and ancillary electrical distribution equipment at the mine site. The original warrants were exercisable at $1.35 per share at any time until December 31, 2000. In October 1998, as part of the sale agreement of Mineral Ridge, regulatory approval was sought and obtained to reprice and extend the term of the warrants held by Dresdner to purchase 1,750,000 Common Shares, at $0.20 per share expiring December 31, 2001. Upon the 1 for 10 consolidation of the Registrant's shares, the number of warrants has been reduced to 175,000 exercisable at $2.00 per share.

BUSINESS OF THE COMPANY

The Company currently is engaged in the rapidly growing field of e-commerce through its 100% ownership of Stockscape Canada, which maintains an Internet investment portal for investors at www.stockscape.com. The Company plans to grow through the development of its core business and strategic acquisitions of e-commerce businesses and continue to refine and enhance its current publishing and marketing products. The Company plans to research and develop new products based on evolving publishing and marketing models.

OPERATIONS

Stockscape's operations are based in Vancouver, British Columbia. The Company leases office space for its technical group, marketing team and management staff all of whom are directly employed by Stockscape. As of March 31, 2000, the Company had 18 full time and part time staff, of which 14 were marketing and technical support staff involved in the research and development of the programs required to implement the Stockscape marketing and publishing products.

USER SERVICES

Stockscape.com offers free access to all of its web pages to Internet users and currently has a dedicated user community (users who regularly visit the Stockscape.com website) of approximately 53,000 unique users, comprised largely of individual investors. Some users scan the site for free, others sign-up for web-based services and/or request information through e-mail. To provide the range of financial information required by its diverse investor community, Stockscape.com has established a website at www.stockscape.com. Stockscape.com provides quotes with 20 minutes delay market data, charting, portfolio tracking, investment newsletter publications newsstand, daily news and information about industry sectors, IPO reports by industry sector, general investment information and links to sites covering hundreds of domains. The website is organized by market sector, has an established newsletter marketing network which matches segments of its investor communities with financial publications focused on their areas of interest and many other features. Stockscape.com acts as an aggregator and disseminator of financial information for the investor community and in early 2000 plans also to provide free e-mail services to visiting investors.

The Company derives its revenue primarily from fees paid by sponsoring companies for services including the design, construction and maintenance of web sites for sponsor companies and Internet marketing campaigns and from the sale of advertising space in its e-mail publications and through banner ads. The Company also receives commission revenue from the sale of newsletter subscriptions over the Internet through NewsStandExpress.com. Another growing source of revenue for the Company is streaming videos offered on StockscapeTV.com .

MARKETING PRODUCTS

Stockscape.com offers companies a number of diverse internet marketing products and services which can be customized into packages to strategically meet corporate objectives. The following is a brief description of Stockscape's products:

WEBSITE DESIGN, HOSTING & MAINTENANCE:
For companies that do not have a website, Stockscape.com can create a website and hyper-link under Featured Companies on the Stockscape.com website. The fee for creating the website varies depending upon the size and complexity of the desired site. A flat fee is charged monthly for maintenance to cover programmer time.

WEBSITE HOSTING & MAINTENANCE:
For companies with an existing website, Stockscape can update the website and move it to the Stockscape.com web server and create a hyper-link to the sponsor company's section of the Stockscape.com website.

MICROSITES:
For companies with a website which Stockscape.com does not host, Stockscape.com can create and maintain a "microsite" with a full link under "featured companies" on the Stockscape.com site for a monthly fee.

BANNER ADVERTISING:
Companies may place corporate banner ads on Stockscape's pages on a cost per thousand impression basis.

INVESTOR LEAD GENERATION:
This program generates investor leads (names, e-mail address, phone numbers) by featuring the sponsor at www.investorleadgenerator.com. Stockscape.com actively promotes this site through links of Stockscape.com's web pages, e-mail broadcasts to users and sponsorship of newsletters. Sponsor companies receive names of investors who have specifically requested to receive more information on sponsor companies.

DIRECT MAIL ADVERTISING PROGRAMS:
Stockscape.com manages direct mail advertising programs for clients on a contract basis through Stockscape Corporate Communications U.S. L.L.C.

INVESTOR E-MAIL BROADCAST
Companies can transmit news releases or analyst reports to opt-in investors. Recipients of the e-mail have the option to click through to a company's microsite hosted by www.stockscape.com and request that information packages be forwarded.

In the e-mail advertising sponsorship program Stockscape.com's registered users receive, at their request, regular e-mail dispatches from the Stockscape.com editorial team or the Stockscape.com newsletter partners. Sponsoring companies can advertise in the e-mail program. The sponsor company is charged a flat rate for each e-mail dispatch which includes information on the sponsoring company.

NEWSLETTER SPONSORSHIP
Companies may sponsor newsletters that Stockscape.com and its partner writers distribute on a daily, weekly or monthly basis. Stockscape.com has several targeted options with an expanding newsstand of publications.

INVESTOR LEAD GENERATION
The lead machine combines four Investor Relations Tools into a single package that generates investor leads. Companies receive a Video CEO Interview, hosting of a one page micro website, plus e-mail Newsletter Sponsorships and e-mail broadcasts.

NEWSSTANDEXPRESS SPONSORSHIP
Investor Harvest Program is a lead generation program that generates freshly qualified investor leads. When Internet users subscribe for NewsStandExpress they are presented with the name of the sponsor company (at the same time the fees paid by the company to Stockscape are disclosed) and are asked whether they would like to receive more information on the company. If the user answers "yes", their contact information is provided to the sponsor company for follow-up. The sponsor company is charged a flat fee for each lead generated.

VIDEO CEO INTERVIEW
StockscapeTV provides investor exposure for companies. Stockscape will film an interview between a client company spokesperson and a well-known investment personality. The video is posted on the website in RealVideo format for on-demand viewing. As an added bonus, the video text is e-mailed to Stockscape.com's growing database of opt-in subscribers.

INDUSTRY OVERVIEW AND RISK FACTORS RELATING TO THE COMPANY'S BUSINESS

EARLY DEVELOPMENT STAGE AND HISTORY OF LOSSES

Stockscape.com is in the early stage of developing its business. Revenues realized by Stockscape.com have not been sufficient to meet operating costs. From inception in October, 1996 through to December 31, 1999, its total revenues were $1.465 million of which 83% is attributable to its operations in fiscal 1999. As at December 31, 1999, it has accumulated losses of approximately $1.8 million. Stockscape has not achieved profitability on an annual basis to date, and it anticipates that it may continue to incur net losses for some time in the future. The extent of these losses will be dependent, in part, on Stockscape's net revenues, if any, from advertisers and e-commerce transactions. Stockscape expects its operating expenses to increase significantly, especially in the areas of customer generation, brand marketing and e-commerce promotion. If net revenue does not increase, or increases in operating expenses precede or are not immediately followed by commensurate increases in net revenue, Stockscape's business, results of operations and financial condition will be materially and adversely affected. At its present stage of development period-to-period comparisons of Stockscape's operating results will not be meaningful and the results for any period should not be relied upon as an indication of future performance. There can be no assurance that Stockscape's operating losses will not increase in the future or that Stockscape will ever achieve or sustain profitability.

LIMITED OPERATING HISTORY

Stockscape.com has had a very limited operating history upon which an evaluation of its current business plan and its prospects can be based. The Company began operations in July 1996. As at December 31, 1999, Stockscape Canada had been in operation for about 3 1/2 years. Much of the first two years was spent solely on the development of its own site and the sites of the publishers and newsletter writers. Neither of these activities produced revenues but both were essential to the business plan in making Stockscape.com's site unique. Once this development work was completed some companies were invited to locate on the site and setup fees were waived in some circumstances. There are a number of risks, expenses and problems frequently encountered by companies in the early stages of development, and particularly by companies entering new and rapidly developing markets like the Internet. Such risks include, without limitation, the possibility that the Internet will fail to achieve broad acceptance as a commercial medium, lack of acceptance by consumers of e-commerce, possible failure to generate sufficient e-commerce-based revenues from its Website, failure or inadequacy of network infrastructure (including its server, hardware and software), changes in laws that adversely affect the Internet and e-commerce generally and Stockscape.com's business in particular, direct and indirect competition for investor communities and advertisers by entities with greater financial, technical and marketing resources, failure to attract, retain and motivate qualified personnel, failure to properly manage the amount and timing of operating costs and capital expenditures in the development of Stockscape.com's business, operations and infrastructure. There can be no assurance that Stockscape.com will be successful in addressing such risks, and any failure to do so could have a material adverse effect on Stockscape.com's business, results of operation and financial condition.

FUTURE CAPITAL NEEDS/LIQUIDITY DEFICIENCIES/POTENTIAL LACK OF FINANCING

Stockscape.com currently has available the funds necessary to meet its anticipated capital needs. However, there can be no assurance that existing funds will be sufficient to meet its working capital requirements and planned expenditures beyond the next two years. The Company may need to raise additional funds to fund further development of its business and to implement its business plan. There can be no assurance that any additional financing will be available on terms favorable to Stockscape.com or at all. If adequate funds are not available or are not available on acceptable terms, the Company may not be able to fund expansion of the Stockscape.com business or to implement its business plan, which would have a material adverse effect on the Company's business, results of operations and financial condition. Additional funds raised through the issuance of equity or convertible debt securities of the Company will reduce the percentage ownership of the Company's current stockholders. Stockholders may experience additional dilution and securities issued in any future financing may have rights, preferences or privileges senior to those of current shareholders of the Company.

POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS

The Company expects operating results of its business to fluctuate significantly in the future as a result of a variety of factors, many of which are beyond its control. These factors include fluctuating demand for the advertising products Stockscape.com offers relative to the state of the capital markets, consumers' acceptance of e-commerce, the level of traffic on the Stockscape.com website, the introduction of new or enhanced services by its competitors, changing personnel requirements to address changes in technology, competition and promotion campaigns by Stockscape.com or any of its competitors, engineering or development fees required to be paid in connection with adding new website development and publishing tools, general economic conditions, and economic conditions specific to the Internet or all or a portion of the technology market. As a strategic response to changes in the competitive environment, Stockscape.com may from time to time make certain pricing, service or marketing decisions or business combinations that could have a material adverse effect on Stockscape.com's business, results of operations and financial condition. Stockscape.com expects to experience seasonality in its business, with user traffic on the Stockscape.com website potentially being lower during the summer and year-end vacation and holiday periods when overall usage of the Web is lower. Because Web-based e-commerce is an emerging market, additional seasonal and other patterns may develop in the future as the market matures. Any seasonality is likely to cause quarterly fluctuations in Stockscape.com's operating results.

DEPENDENCE ON KEY PERSONNEL

Competition for senior management, experienced sales and marketing personnel, qualified Web engineers and other employees is and is expected to continue to be intense, and there can be no assurance that Stockscape.com will be successful in attracting and retaining such personnel. Success of the Stockscape.com business is dependent on the contacts, abilities and performance of its executive officers and other key employees. The loss of the services of any of its executive officers or other key employees could have a material adverse effect on the prospects, business development, and results of operations and financial condition of Stockscape.com.

As of December 31, 1999, the Company had a total of 16 full time employees, including management. As of March 31, 2000 the Company had 18 full time and part time staff, of which 14 were marketing and technical support staff involved in research and development of the programs required to implement the Stockscape marketing and publishing products. The Company believes its future results of operations will depend in large part on its ability to attract and retain highly skilled employees. None of the Company's employees are represented by a labor union. The Company considers its employee relations to be good.

INTENSE COMPETITION

The market for community-based e-commerce on the Internet is new and rapidly evolving and competition for visitors, advertisers, strategic partners and E-Providers is intense and is expected to increase significantly in the future. Barriers to entry are relatively insubstantial. There is a significant number of other companies who also are primarily focused on creating a Web-based investor community on the Internet. Many of these competitors are significantly larger than Stockscape.com and more established and known in the Internet industry. Stockscape.com will face competition in the future from Web directories, search engines, shareware archives, content sites, commercial online service providers ("OSPs"), sites maintained by Internet service providers ("ISPs") and other entities. There can be no assurance that Stockscape.com's competitors and potential competitors will not develop investor communities that are equal or superior to those to Stockscape.com or that achieve greater market acceptance than Stockscape.com's community. Accordingly, Stockscape.com will likely face increased competition, resulting in pressure on its advertising revenues.

Many of the Company's existing and potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than the Company. Entities with which the Company might in the future seek to enter into a strategic relationship may have already established collaborative relationships with the Company's competitors or potential competitors, and other high-traffic websites. There can be no assurance that the Company will be able to compete successfully or that competition will not have a material adverse effect on the Company's business, results of operations and financial condition.

TECHNOLOGICAL RISKS

The performance of the Company's server and network hardware and software infrastructure is critical to its business and its ability to attract Web users and advertisers to its website. Any system failure that causes an interruption in service or a decrease in responsiveness or failure of Stockscape.com's server and networking systems to handle the volume of traffic of Stockscape.com's website could impair the attractiveness of its website, thereby reducing the Company's marketing and e-commerce revenues. It is expected that as the business develops the Company will need to purchase additional servers and networking equipment to maintain adequate data transmission speeds, the availability of which may be limited or the cost of which may be significant. The successful delivery of Stockscape.com's services is also dependent, in substantial part, upon the ability of Stockscape.com to protect its server and network infrastructure against damage from human error, power loss, telecommunications failure, sabotage, intentional acts of vandalism and similar events. The market in which Stockscape.com competes is characterized by rapidly changing technology, increasing competition for financing, evolving industry standards, frequent new products and service announcements and enhancements and changing customer demands. Stockscape.com's success will depend on its ability to adapt to rapidly changing technologies and industry standards, and its ability to continually improve the speed, performance, features, ease of use and reliability of its server and networking system. Any failure to rapidly adapt in a changing environment would have a material adverse effect on Stockscape.com's competitiveness. Introducing new technology into Stockscape.com's systems will require significant amounts of capital, substantial amounts of personnel resources and will take time to complete. There can be no assurance that Stockscape.com will be successful at integrating such technology into its website on a timely basis or without degrading the responsiveness and speed of its website or that, once integrated, such technology will function as expected.

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES

Stockscape.com is not currently subject to direct regulation by any government agency, other than regulations applicable to business generally, and there are currently few laws or regulations directly applicable to access to or commerce on the Internet. However, due to the increasing popularity and use of the Internet, a number of legislative and regulatory proposals are under consideration by U.S. and Canadian federal, state, provincial, local and foreign governmental organizations, and it is possible that a number of laws or regulations may be adopted with respect to the Internet on matters including user privacy, user screening and taxation, which could, in turn, decrease the demand for Stockscape.com's services, and increase Stockscape.com's cost of doing business. The applicability to the Internet of existing laws governing issues such as property ownership, copyright, trademark, trade secrets, obscenity, libel and personal privacy is uncertain and developing. Any new legislation or regulation, or application or interpretation of existing laws, could have a material adverse effect on Stockscape.com's business, results of operations and financial condition.

A number of legislative proposals have been made at the U.S. and Canadian federal, state, provincial and local levels that would impose additional taxes on the sale of goods and services over the Internet and certain jurisdictions have taken measures to tax Internet-related activities. It is possible that some type of taxes will be imposed upon Internet commerce in the future, and there can be no assurance that such legislation or other attempts at regulating commerce over the Internet will not substantially impair the growth of commerce on the Internet and, as a result, adversely affect Stockscape.com's opportunity to derive financial benefit from such activities. Due to the global nature of the Web, it is possible that, although transmissions by Stockscape.com over the Internet originate primarily in British Columbia, Canada, the governments of various states in the United States and foreign countries might claim jurisdiction over Stockscape.com or its transmissions. There can be no assurance that violations of local laws will not be alleged or charged by state or foreign governments, that Stockscape.com might not unintentionally violate such laws or that such laws will not be modified, or new laws enacted, in the future. Stockscape.com is qualified to do business only in British Columbia, and failure by Stockscape.com to qualify as a foreign corporation in a jurisdiction where it is required to do so could subject Stockscape.com to taxes and penalties and could result in the inability of Stockscape.com to enforce contracts in such jurisdictions. Any of the foregoing developments could have a material adverse effect on Stockscape.com's business, results of operations and financial condition.

LIABILITY FOR INFORMATION RETRIEVED FROM THE WEB

Because materials may be downloaded by users of Stockscape.com's website and subsequently distributed to others, there is a possibility that claims will be made against Stockscape.com for defamation, negligence, copyright or trademark infringement, personal injury or other theories based on the nature, content, publication and distribution of such materials. Such claims have been brought, and sometimes successfully pressed, against OSPs in the past. Stockscape.com could be exposed to liability with respect to third party content accessible through Stockscape.com's website. If any third party content provided on Stockscape.com's website contains errors, a claim could be brought against Stocksckape.com for losses incurred in reliance on such information. Stockscape.com could incur significant costs in investigating and defending against such claims, regardless of the outcome. Stocksckape.com does not carry general liability insurance intended to protect Stocksckape.com from any liability arising out of the foregoing and insurance may not be available to cover all such potential claims or may not be adequate to indemnify Stockscape.com for all liabilities that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance overage would have a material adverse effect on Stockscape.com's business, results of operations and financial condition.

SECURITY RISKS

There can be no assurance that experienced programmers or "hackers" may not from time to time attempt to penetrate Stockscape.com's network security. To the Company's knowledge, none of this activity has occurred. A party who is able to penetrate Stockscape.com's network security could misappropriate proprietary information or cause interruption in Stockscape.com's website. Concerns over the security of Internet transactions and the privacy of users may also inhibit the growth of the Internet generally, particularly as a means of conducting commercial transactions. Security breaches or the inadvertent transmission of computer viruses could expose Stockscape.com to loss, litigation and possible third party liability. There can be no assurance that any contractual provisions or legal disclaimers intended to limit Stockscape.com's liability in such areas will be successful or enforceable.

RELIANCE ON INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

Stockscape.com regards certain of its technology and certain advertising programs, including E-mail Broadcast, Investor Harvest Program and NewsStand Express as proprietary and relies on common law trademark, service mark, copyright and trade secret laws and restrictions on disclosure for protection. The Stockscape.com name is the subject of a registered trademark in Canada and in the United States. Apart from the Stockscape.com trademark brand names and registered URL's, the company has no other registered trademarks and has no present plans to seek registration of any other trademarks. Stockscape.com's programs have been developed by its employees and contractors. These contractors are now employed by the Company. While the Company considers its current programs and methodologies proprietary, the nature of the Internet and marketing on the Internet, necessitates ongoing modification, updating and evolution of all proprietary technology. Accordingly, Stockscape.com does not generally require those involved to enter into confidentiality or technology transfer agreements but controls access to and distribution of its documentation and other information.

Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use Stockscape.com's proprietary information without authorization or to develop similar technology independently. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which Stockscape.com's services are distributed or made available through the Internet, and policing unauthorized use of proprietary information is difficult. Legal standards relating to the validity, enforceability and scope of protection of certain proprietary rights in Internet-related business are uncertain and still evolving, and no assurance can be given as to the future viability or value of any proprietary rights of Stockscape.com. There can be no assurance that Stockscape.com's business activities will not infringe upon the proprietary rights of others, or that other parties will not assert infringement claims against Stockscape.com. Stockscape.com may be subject to claims of alleged infringement of the trademarks, service marks and other intellectual property rights of third parties by Stockscape.com. Although no such claims have been made to date, such claims and any resultant litigation could be time consuming and expensive to defend. Stockscape.com currently licenses from third parties certain technologies incorporated into Stockscape.com's website. As Stockscape.com continues to introduce new services that incorporate new technologies, it may require to license additional technology from others. There can be no assurance that these third party technology licenses will continue to be available to Stockscape.com on commercially reasonable terms, if at all.

DEPENDENCE ON CONTINUED GROWTH IN USE OF INTERNET

Stockscape.com's future success is dependent upon continued growth in the use of the Internet and the Web. There can be no assurance that the number of Internet users will continue to grow or that e-commerce over the Internet will become more widespread. Further, there can be no assurance that the Web infrastructure will continue to be able to support the demands placed on it by continued growth or that the performance or reliability of the Web will not be adversely affected by continued growth.

CONTROL BY A.R. RULE INVESTMENTS (B.C.) LTD.

On July 9, 1999, A.R. Rule Investments (B.C.) Ltd. became the beneficial owner of approximately 55% of the outstanding Common Shares of the Registrant and as of March 31, 2000 holds 38% of the issued and outstanding shares of the Registrant. As a result, this shareholder will possess significant influence over the Company, giving it the ability, among other things, to influence the election of a majority of the Company's Board of Directors and approve significant corporate transactions. Such share ownership and control may also have the effect of delaying or preventing a change in control of the Company, impeding a merger, consolidation, takeover or other business combination involving the Company, or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company and could have a material adverse effect on the market price of the Company's Common Shares.

TITLE TO PROPERTIES

The Company owned and leased unpatented mining claims that constituted the majority of the Company's property holdings in the United States. The ownership and validity of unpatented mining claims are often uncertain and may be contested. In view of the withdrawal of the Company from active mining and exploration, it has minimal residual property interests, which are described in
Item 2 - "Properties",

REGULATORY AND ENVIRONMENTAL MATTERS

Due to the withdrawal of the Company from active mining and exploration activities, it is unlikely that the Company will be exposed to any significant residual liabilities relating to reclamation since these obligations have been assumed by the purchasers of the Company's interests.

GOLD PRICE VOLATILITY

The Registrant sold the Ivanhoe project to Great Basin Gold Ltd. in exchange for 2,750,000 common shares of Great Basin, at a deemed price of $1.25 per share, and 250,000 warrants of Great Basin exercisable to purchase an additional 250,000 common shares at $2.00 per share for one year. Resale of the shares issued is subject to certain restrictions under the terms of the agreement with Great Basin. The volatility of gold prices has been evident over recent years as the price of gold dropped to a 20 year low. There can be no assurance that the price of gold will be such that the Company's investments in gold companies will generate profits.

INFLATION AND PRICE CHANGES

Inflation could affect the profitability of the Company's investments in gold companies. Inflation is not expected to have any other material impact on the Company beyond the general impact on all businesses, such as higher costs of materials, services and wages.

FOREIGN OPERATIONS

Foreign properties, operations and investments may be adversely affected by local political and economic developments, exchange controls, currency fluctuations, taxation and laws or policies, as well as by laws and policies affecting foreign trade, investment and taxation. The Company has not been adversely affected by any risks inherent in foreign operations to date.

CURRENCY AND CONVERSION

The Registrant's financial statements are presented in Canadian dollars. Until the reorganization of the Company in July 1999, the financial statements were denominated in United States dollars.

The Canadian/United States currency exchange rate at the end of each of the past five calendar years and the average high and low rates of exchange are set out in the table below. These rates, which are expressed in Canadian dollars, are noon rates of exchange for the conversion of United States dollars into Canadian dollars calculated on the basis of rates of exchange as reported by The Bank of Canada.


                ----------------------------------------------------------------------------------------------
                      YEAR ENDED
                     DECEMBER 31            AVERAGE           LAST DAY            HIGH              LOW
                ----------------------------------------------------------------------------------------------
                         1999                1.4733            1.4433            1.4551           1.4420
                         1998                1.4831            1.5333            1.5845           1.4040
                         1997                1.3844            1.4305            1.4399           1.3345
                         1996                1.3630            1.3706            1.3865           1.3287
                         1995                1.3724            1.3640            1.4267           1.3275
                ----------------------------------------------------------------------------------------------


On April 28, 2000, the noon rate of exchange quoted by The Bank of Canada for the conversion of the United States dollars into Canadian dollars was $1.4811 (Canadian $1.00 equals US $0.67517).

MARKET FOR SECURITIES

The Common Shares of the Registrant commenced trading on the OTC BB (symbol CNPGF) effective October 29, 1998. The Registrant remains a reporting company under the United States Securities Exchange Act of 1934. Due to the reorganization of the Company, the Registrant on March 31, 1999 voluntarily delisted from The Toronto Stock Exchange its Common Shares formerly traded in Canada under the symbol "CNP". The Registrant's shares traded on the NASDAQ Stock Market (Nasdaq) from October 18, 1988 to October 28, 1998. The minimum bid price of the Registrant's shares did not meet the new requirements to remain on Nasdaq and the Registrant's shares were moved to the NASD OTC BB in October 1998.


ITEM 2:           DESCRIPTION OF PROPERTY

STOCKSCAPE.COM TECHNOLOGIES INC.

The Company's principal operations are located at suite 410, 325 Howe Street, Vancouver, B.C. V6C 1Z7. The Company currently leases office space consisting of 3856 square feet and there is sufficient space in the building for the Company to expand its operations.

YAKOBI ISLAND PROPERTY

The Yakobi Island property is located approximately 70 miles west of Juneau in the Sitka Recording District, at the northernmost end of the Alexander Archipelago of Southeast Alaska. Access to the property is by helicopter or by boat to the dock at Bohemia Basin. The property consisted of 39 unpatented federal claims and 11 patented federal claims at Bohemia Basin. It also includes a 1.95 acre Alaska Tidelands Lease that covers a 200-foot dock at the Lower Camp access to Bohemia Basin. The Company held an undivided 100 percent interest in certain patented and unpatented mineral claims on the Yakobi Island property. In August 1997, all rental payments on the unpatented claims held by the Company on this property were allowed to lapse. The property is without a known body of commercial ore and the Company's activities on the property to date have been exploratory in nature. The Company intends to hold its interest in the patented claims and maintain the tidelands lease for use of the dock at Bohemia Basin. The property is held by the Company's subsidiary, Red Mountain Resources, Inc.

The Company has granted an option to a Land Trust to acquire the Yakobi Island properties. If concluded, the agreement would provide for clean up activities on the site and proceeds to the Company for the 155 acre property at appraised value, less an administrative fee payable to the Land Trust.

INVESTMENTS IN OTHER PROPERTIES

RED MOUNTAIN PROPERTY

The Company acquired this property, situated approximately 13 miles from Silverton and Ouray, Colorado, in November 1985 and sold it in September 1989.

The Division of Minerals and Geology (previously the Colorado Mined Land Reclamation Division) inspected the property in 1992 and 1993 and concluded that a full release of reclamation funds in trust of $60,000 was dependent on further evaluation of the revegetation on the property. In 1994, weather conditions prohibited inspection by the authorities. Another inspection was performed in 1995 when it was determined that further monitoring of vegetation was required prior to full release of the reclamation bond. In 1996, the Company received a release for $50,000 of the funds held in trust. No inspection was performed in 1997, 1998 or 1999 and the $10,000 balance will be held in trust by the Forestry Department until restoration of the land is considered complete. The Company intends to seek release of the remaining funds in 2000.

ITEM 3:           LEGAL PROCEEDINGS

The Company is not a party to any material pending legal proceedings.

ITEM 4:             CONTROL OF REGISTRANT

Under the terms of the Share Exchange Agreement dated March 2, 1999, between the Registrant and the owner of Stockscape Technologies Ltd., the Registrant acquired all of the issued and outstanding shares of Stockscape Technologies Ltd. by issuing 10,000,000 post-consolidation Common Shares of the Registrant (the "Payment Shares") to A. R. Rule Investments (B.C.) Ltd. (approximately 55% of the outstanding Common Shares of the Registrant). The Payment Shares are subject to trading restrictions under U.S. securities legislation for a minimum of two years. As at March 31, 2000, A. R. Rule Investments (B.C.) Ltd. holds 38% of the Common Shares of the Registrant.

There are no other persons who are known by the Registrant to be the beneficial owners, directly or indirectly, of more than 10% of the Registrant's issued and outstanding Common Shares as at March 31, 2000.

The following table lists information with respect to the total amount of the Registrant's voting securities owned by the officers and directors as a group, including director and officer incentive options to purchase shares of the Registrant as of April 30, 2000:


       ---------------------------------------------------------------------------------------------------------
       DIRECTORS AND OFFICERS               COMMON        EXERCISE PRICE     EXPIRY DATE     PERCENT OF
       AS A GROUP (8 PERSONS)            SHARES OWNED                                           CLASS
       ---------------------------------------------------------------------------------------------------------

       April 30, 2000                       * 804,290     C$0.50             July 12, 2004         **3%

       ---------------------------------------------------------------------------------------------------------


       * Includes 750,000 Common Shares held by directors and officers in the form of incentive stock options.
       ** Assumes that all incentive stock options held by directors and officers have been exercised.

The information as to shares beneficially owned, not being within the knowledge of the Registrant, has been furnished by the respective individuals or has been extracted from the register of shareholdings maintained by the Registrant's transfer agent.

As at the date of this report, there are no arrangements known to the Registrant that would result in a change of control of the Registrant.

ITEM 5:           NATURE OF TRADING MARKET AND RELATED STOCKHOLDER MATTERS

On January 29, 1988, the Company's common shares were listed on The Toronto Stock Exchange (symbol CNP). The common shares were also quoted in the United States on the NASDAQ, National Market System until January 17, 1992 and the NASDAQ SmallCap Market until October 29, 1998. At the Registrant's request, its common shares were delisted from trading on the Vancouver Stock Exchange on February 4, 1993; and as part of the reorganization of the Company, the Registrant delisted its common shares from The Toronto Stock Exchange on March 31, 1999. The Registrant's common shares currently trade on the NASD OTC Bulletin Board under the symbol STKSF.

The high and low trade prices of the Registrant's Common Shares as reported on the TSE until March 31, 1999, and as quoted on NASDAQ and the OTCBB for each quarter during the past two years are as follows:


                ------------------------------------------------------------------------------------------
                                                                            HIGH               LOW
                  PERIOD    TSE                                            (C $)              (C $)
                   1998     First quarter                                   0.49               0.19
                            Second quarter                                  0.33               0.04
                            Third quarter                                   0.15               0.05
                            Fourth quarter                                  0.13              0.035

                   1999     First quarter                                   0.20              0.035
                            Second quarter                                  N/A                N/A
                            Third quarter                                   N/A                N/A
                            Fourth quarter                                  N/A                N/A

                ------------------------------------------------------------------------------------------


The following table sets forth, for the periods indicated, the high and low bid prices of the Registrant's Common Shares as quoted on NASDAQ Small Cap Market before October 29, 1998, and currently on the OTC Bulletin Board:


                ------------------------------------------------------------------------------------------
                                                                            HIGH               LOW
                  PERIOD                                                   (US $)             (US $)
                ------------------------------------------------------------------------------------------
                   1998     First quarter                                   0.37               0.12
                            Second quarter                                  0.21               0.03
                            Third quarter                                   0.09               0.03
                            Fourth quarter                                  0.09               0.02

                   1999     First quarter                                   0.11               0.02
                            Second quarter                                  0.20               0.07
                            Third quarter   *                               2.25               0.10
                            Fourth quarter   *                              1.01               0.57

                   2000     First quarter (to March 31, 2000)   *           2.50               0.65

                            *  After 1 for 10 consolidation on July 12, 1999
                ------------------------------------------------------------------------------------------


The TSE, Nasdaq SmallCap Market and OTCBB quotations above reflect inter-dealer prices, without retail mark-up, mark-down or commission.

As at March 31, 2000, there were approximately 1924 registered shareholders of record holding a total 26,282,183 Common Shares of the Registrant. To the best of the Registrant's knowledge there were 81 registered Canadian shareholders, 9 non-Canadian and non-U.S. shareholders, and 1,834 shareholders resident in the United States holding approximately 18,972,116, 389,723 and 6,920,344 shares respectively, which represented 72.19%, 26.33% and 1.48% respectively of the Company's shares then outstanding.

The Company has not declared or paid any dividends on its Common Shares and currently intends to utilize its funds to finance its business development activities and for the acquisition of capital assets relating to its business. It does not foresee paying any dividends on its Common Shares in the near future.

There are currently no limitations imposed by Canadian federal or provincial laws on the rights of non-resident or foreign owners of Canadian securities to hold or vote the securities held. There are no such limitations imposed by the Registrant's Memorandum, Articles or contracts of which the management of the Registrant is aware.

There are no decrees or regulations in Canada or its several provinces that restrict the import or export of capital, including, but not limited to foreign exchange controls, or that affect the remittance of dividends or other payments to holders of the Registrant's securities. Any such remittances to United States residents, however, are subject to withholding tax.


ITEM 6:           EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY
                  HOLDERS

There are currently no restrictions on the export or import of capital out of or into Canada, nor are there foreign exchange controls or other laws, decrees or regulations of Canada or the province of British Columbia restricting remittance of dividends or other payments to non-resident holders of the Registrant's common shares, other than any applicable withholding taxes. However, no assurance can be given that legislation enacted in the future will not have an adverse impact on non-Canadian shareholders.

Except as provided in the Investment Canada Act (the "Investment Act"), there are no limitations under the laws of Canada, the province of British Columbia or in the charter or any other constituent documents of the Registrant on the right of foreigners to hold or vote the Registrant's common shares.

The Investment Act generally prohibits implementation of a reviewable investment on an individual, government (or agency thereof), corporation, partnership, trust or joint venture that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the Registrant's common shares by a non-Canadian (other than an "American" as defined in the Investment Act) would be reviewable under the Investment Act if it was an investment to acquire control of the Registrant and the value of the assets of the Registrant was $5 million or more. A non-Canadian (other than an American) would be deemed to acquire control of the Registrant for the purposes of the Investment Act if he acquired a majority of the common shares outstanding (or less than a majority but controlled the Registrant in fact through the ownership of one-third or more of the common shares outstanding) unless it could be established that, on the acquisition, the Registrant was not controlled in fact by the acquirer through the ownership of such shares. Certain transactions in relation to the Registrant's common shares would be exempt from review under the Investment Act, including, among others, the following:

(a) acquisition of shares by a person in the ordinary course of that person's business as trader or dealer in securities;

(b) acquisition of control of the Registrant in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provision of the Investment Act; and

(c) acquisition of control of the Registrant by reason of any amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control of the Registrant, through the ownership of voting interests, remains unchanged.

The Investment Act was amended with the Canada-United States Free Trade Agreement to provide for special review thresholds for Americans (including "American-controlled entities" as defined in the Investment Act). Under the Investment Act, as amended, an investment in the Registrant's common shares by an American would be reviewable only if it was an investment to acquire control of the Registrant and the value of the assets of the Registrant was equal to or greater than a specified amount (the "Review Threshold"), which increases in stages. The Review Threshold is currently $150 million, and remains at $150 million in constant 1992 dollars (calculated as prescribed in the Investment
Act) after 1992.

The provisions of the Investment Act and Free Trade Agreement may have an anti-takeover effect as they may operate to prevent U.S. or other non-Canadian persons from directly or indirectly acquiring control of the Company


ITEM 7:           TAXATION

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of Common Shares of the Registrant for a shareholder of the Registrant who is not resident in Canada but is resident in the United States and who will acquire and hold Common Shares of the Registrant as capital property for the purpose of the Income Tax Act (Canada) (the "Tax Act"). This summary does not apply to a shareholder who carries on business in Canada through a "permanent establishment" situated in Canada or performs independent personal services in Canada if the shareholder's holding in the Registrant is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Tax Act and the regulations thereunder and on counsel's understanding of the administrative practices of Revenue Canada, and takes into account all specific proposals to amend the Tax Act or regulations made by the Minister of Finance of Canada to the date hereof. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. The existing tax treaty between the United States and Canada essentially calls for taxation of shareholders by the shareholder's country of residence. In those instances in which a tax may be assessed by the other country, a corresponding credit against the tax owed in the country of residence is generally available, subject to limitations. This discussion is general only and is not a substitute for independent advice from a shareholder's own Canadian and US tax advisors.

The provisions of the Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980) (the "Convention").

DIVIDENDS

The Registrant has not, since the date of its amalgamation, declared or paid any dividends on its Common Shares and currently intends to utilize all of its funds to finance its business development activities and for the acquisition of capital assets relating to its business. It does not foresee paying any dividends on its Common Shares in the near future.

Under the Tax Act, a nonresident of Canada is generally subject to Canadian withholding tax at the rate of 25% on dividends paid or deemed to have been paid to him by a corporation resident in Canada. The Convention limits the rate to 15% if the shareholder is resident in the United States and the dividends are beneficially owned by and paid to him, and to 5% if the shareholder is also a corporation that beneficially owns at least 10% of the voting stock of the payor corporation.

DISPOSITION OF COMMON SHARES

Under the Tax Act, a taxpayer's capital gain or capital loss from a disposition of a Common Share of the Registrant is the amount by which his proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his adjusted cost base of the share and reasonable expenses of disposition. Three-quarters of a capital gain (the "taxable capital gain") is included in income, and three-quarters of a capital loss in a year (the "allowable capital loss") is deductible from taxable capital gains realized in the same year. The "three-quarters" amount used to calculate the taxable capital gains and allowable capital loss is being reduced to two-thirds. The change is effective for dispositions made after February 27, 2000. The amount by which a shareholder's allowable capital loss exceeds the taxable capital gain in a year may be deducted from a taxable capital gain realized by the shareholder in the three previous or any subsequent year, subject to certain restrictions in the case of a corporate shareholder and subject to adjustment when the capital gains inclusion rate in the year of disposition differs from the inclusion rate in the year the deduction is claimed.

If a Common Share of the Registrant is disposed of to the Registrant other than in the open market in the manner in which shares would normally be purchased by the public, the proceeds of disposition will, in general terms, be considered as limited to the paid-up capital of the share and the balance of the price paid will be deemed to be a dividend. In the case of a shareholder that is a corporation, the amount of any capital loss otherwise determined may be reduced, in certain circumstances, by the amount of dividends previously received in respect of the shares disposed of, unless the corporation owned the shares for at least 365 days prior to sustaining the loss and (together with corporations, persons and other entities, with whom the corporation was not dealing at arm's length) did not own more than 5% of the shares of any class of the payor corporation at the time the dividend was received. These loss limitation rules may also apply where a corporation is a member of a partnership or a beneficiary of a trust that owned the shares disposed of.

Under the Tax Act, a nonresident of Canada is subject to Canadian tax on taxable capital gains and may deduct allowable capital losses, realized on a disposition of "taxable Canadian property." Common Shares of the Registrant will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the sixty months immediately preceding the disposition 25% or more of the issued shares of any class or series in the capital stock of the Registrant belonged to one or more persons with whom the shareholder did not deal at arm's length and in certain other circumstances.

The Convention relieves United States residents from liability for Canadian tax on capital gains derived on a disposition of shares unless:

a) The value of the shares is derived principally from "real property" in Canada, including the right to explore for or exploit natural resources rights to amounts computed by reference to production, and shares of the capital stock of a company that is resident in Canada, the value of whose shares is derived principally from real property situated in Canada, or

b) The shareholder was resident in Canada for 120 months during any period of 20 consecutive years, preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he ceased to be resident in Canada.

UNITED STATES TAX CONSEQUENCES

UNITED STATES SHAREHOLDERS ("US HOLDERS")

The conclusions expressed below are rendered only with respect to the specific facts, circumstances and assumptions discussed herein. If any of the facts, circumstances, or assumptions is not entirely complete or accurate, the incompleteness or inaccuracy could have a material effect on such conclusions. The discussion herein is based upon the relevant provisions of the Internal Revenue Code ("IRC") of 1986 and the regulations thereunder, and judicial and administrative interpretation thereof, which are subject to change or modification, including on a retroactive basis, by subsequent legislative, regulatory, administrative or judicial decisions, and the Canada-U.S. Income Tax Convention of 1980, including all protocols (the "Treaty"). Any such changes could have an effect on the validity of the conclusions herein.

As used herein, a "US Holder" includes a holder of Common Shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof and any other person or entity whose ownership of Common Shares is effectively connected with the conduct of a trade or business in the United States. A US Holder does not include persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals or foreign corporations whose ownership of Common Shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

PASSIVE FOREIGN INVESTMENT COMPANY RULES

Under Section 1296 of the Internal Revenue Code of the United States, a foreign corporation is treated as a passive foreign investment company (a "PFIC") if a corporation not formed in the United States earns 75% or more of its income from passive sources. Because the Company may have been a PFIC for its fiscal year ended December 31, 1998, and may have been a PFIC for some of its fiscal years ending before that date, each US shareholder of the Company should consult a tax advisor with respect to how the PFIC rules may affect such shareholder's tax situation. In particular, a US shareholder should determine whether such shareholder should elect to have the Company be treated as a Qualified Electing Fund in the event the Company is a PFIC. This might avoid adverse US federal income tax consequences that may otherwise result from the Company should it be treated as a PFIC.

A US Holder will be deemed to hold shares of a PFIC if he holds shares in a foreign corporation and at any time during the holding period of the shareholder the foreign corporation constituted a PFIC under the above definition.

Generally, a US Holder of PFIC shares is subject to a special addition to tax and interest charge with respect to certain dispositions of and "excess distributions" with respect to shares of stock of a PCIF. (An excess distribution is defined as the amount of distributions received by a shareholder in a year with respect to stock in a PFIC which exceeds 125% of the average amount of the distributions to such shareholder during the three years prior to the year of the distribution.) This addition to tax is determined by allocating the amount of the gain on disposition or excess distribution to each day during the holding period of the shareholder of such stock. The amount of the gain or excess distribution which is allocated to taxable years after 1986 and prior to the present year is deemed to generate an additional tax (computed at the highest rate of federal income tax applicable to such shareholder in such year) and an interest charge, calculated at the statutory rate applicable to underpayments of federal income taxes.

Because the Company may have been a PFIC for its fiscal year ending December 31, 1998, and may have been a PFIC for some of its fiscal years ending before that date, each US shareholder of the Company should consult a tax advisor with respect to how the PFIC rules may affect such shareholder's tax situation. In particular, a US shareholder should determine whether such shareholder should elect to have the Company be treated as a Qualified Electing Fund in the event the Company is a PFIC. This might avoid adverse US federal income tax consequences that may otherwise result from the Company should it be treated as a PFIC.

BECAUSE THE REGISTRANT'S STOCK IS "MARKETABLE" UNDER SECTION 1296(e), IF THE REGISTRANT IS A PFIC WITH RESPECT TO A US HOLDER, THE US HOLDER MAY ELECT TO MARK THE STOCK TO MARKET EACH YEAR. IN GENERAL, A PFIC SHAREHOLDER WHO ELECTS UNDER SECTION 1296 TO MARK THE MARKETABLE STOCK OF A PFIC INCLUDES IN INCOME EACH YEAR AN AMOUNT EQUAL TO THE EXCESS, IF ANY, OF THE FAIR MARKET VALUE OF THE PFIC STOCK AS OF THE CLOSE OF THE TAXABLE YEAR OVER THE SHAREHOLDER'S ADJUSTED BASIS IN SUCH STOCK. A SHAREHOLDER IS ALSO GENERALLY ALLOWED A DEDUCTION FOR THE EXCESS, IF ANY, OF THE ADJUSTED BASIS OF THE PFIC STOCK OVER THE FAIR MARKET VALUE AS OF THE CLOSE OF THE TAXABLE YEAR. DEDUCTIONS UNDER THIS RULE, HOWEVER, ARE ALLOWABLE ONLY TO THE EXTENT OF ANY NET MARK TO MARKET GAINS WITH RESPECT TO THE STOCK INCLUDED BY THE SHAREHOLDER FOR PRIOR TAXABLE YEARS. WHILE THE INTEREST CHARGE REGIME UNDER THE PFIC RULES GENERALLY DOES NOT APPLY TO DISTRIBUTIONS FROM AND DISPOSITIONS OF STOCK OF A PFIC WHERE THE US HOLDER HAS ELECTED TO MARK THE STOCK TO MARKET, COORDINATION RULES FOR LIMITED APPLICATION WILL APPLY IN THE CASE OF A US HOLDER THAT MARKS TO MARKET PFIC STOCK LATER THAN THE BEGINNING OF THE SHAREHOLDER'S HOLDING PERIOD FOR THE PFIC STOCK.

THE CONCLUSIONS SET OUT ABOVE ARE BASED ON EXISTING LAW AND THE FACTS, CIRCUMSTANCES AND ASSUMPTIONS INDICATED, AND ARE SUBJECT TO CHANGE.

DISTRIBUTIONS ON COMMON SHARES

US Holders receiving dividend distributions (including constructive dividends) with respect to the Registrant's Common Shares are required to include in gross income for the United States federal income tax purposes the gross amount of such distribution to the extent that the Registrant has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld (see above) may be credited, subject to certain limitations, against the US Holder's United States federal income tax liability or, alternatively, may be deducted in computing the US Holder's United States federal income tax by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" Below). To the extent that distributions by the Registrant exceed current or accumulated earnings and profits of the Registrant, they will be treated first as a return of capital up to the US Holder's adjusted basis in the Common Shares and thereafter as gain from the sale or exchange of such shares. Preferential tax rates for long-term capital gains are applicable to a US Holder, which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a US Holder, which is a corporation.

Dividends paid on the Registrant's Common Shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A US Holder, which is a corporation, may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Registrant if such US Holder owns shares representing at least 10% of the voting power and value of the Registrant. The availability of this deduction is subject to several complex limitations, which are beyond the scope of this discussion.

FOREIGN TAX CREDIT

A US Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of the Registrant's Common Share may be entitled, at the option of the US Holder, to either a deduction or a tax credit for such foreign tax paid of withheld. There are extremely complex rules and limitations, which apply to the credit and deduction. The availability of the foreign tax credit or a deduction for foreign taxes and the application of the limitations on the credit to a specific taxpayer will be determined based on the specific circumstances of such shareholder. Accordingly, holders and prospective holders of Common Shares should consult their own tax advisors regarding their individual circumstances.

DISPOSITIONS OF COMMON SHARES

SUBJECT TO THE DISCUSSION ABOVE RELATED TO THE CONSEQUENCES OF THE REGISTRANT BEING TREATED AS A PASSIVE FOREIGN INVESTMENT COMPANY OR A FOREIGN INVESTMENT COMPANY, GAIN OR LOSS REALIZED BY A US HOLDER (OTHER THAN A 10-PERCENT SHAREHOLDER OF THE REGISTRANT) ON THE SALE OR OTHER DISPOSITION OF COMMON SHARES WILL BE SUBJECT TO UNITED STATES FEDERAL INCOME TAX AS CAPITAL GAIN OR LOSS IN AN AMOUNT EQUAL TO THE DIFFERENCE BETWEEN SUCH US HOLDER'S BASIS IN THE COMMON SHARES AND THE AMOUNT REALIZED ON THE DISPOSITION. SUCH CAPITAL GAIN OR LOSS WILL BE LONG-TERM CAPITAL GAIN OR LOSS IF THE US HOLDER HAS HELD THE COMMON SHARES FOR MORE THAN ONE YEAR AT THE TIME OF THE SALE OR EXCHANGE. IN GENERAL, GAIN FROM A SALE, EXCHANGE OR OTHER DISPOSITION OF THE COMMON SHARES BY A US HOLDER WILL BE TREATED AS US SOURCE INCOME.

The foregoing discussion is based upon the sections of the Code, Treasury Regulations, published Internal Revenue Service rulings, published administrative positions of the Internal Revenue Service and court decisions that are currently applicable, any or all of which could be materially adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of proposed legislation, which if enacted, could be applied, possibly on a retroactive basis, at any time. The foregoing discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advise to any holder or prospective holder of the Registrant's Common Shares, and no opinion or representation with respect to the United States federal income tax consequences to any such prospective holders of the Registrant's Common
Shares should consult their own tax advisors about the federal, state, local and foreign tax consequences of purchasing, owning and disposing of Common Shares of the Registrant.

SHARE CAPITAL AND STOCK INCENTIVE PLAN

The Registrant's Common Shares authorized, issued and outstanding and the Registrant's Stock Incentive Plan (the "Plan") are described in "Notes to Financial Statements", note 8 - Share Capital: (a) Shares Authorized, Issued and Outstanding; (b) Stock Incentive Plan, and (c) Grant of Options. As at December 31, 1999, there were 25,919,683 Common Shares outstanding, a total of 1,022,500 stock options outstanding under the Plan and no options have been granted outside of the Stock Option Plan.

ANTI-TAKE OVER PROVISIONS OF ARTICLES

The overall effect of the Registrant's Articles may be to render more difficult or discourage the accomplishment of mergers, tender offers and forms of business combinations, reorganizations and sales of assets, as well as to discourage the assumption of control of the Registrant by a principal shareholder.

In August 1992, the Registrant adopted a Shareholder Protection Rights Plan Agreement, amended in July 1996, (the "SPRPA") which will remain in effect for ten years and is intended to protect the Company from unfair, abusive or coercive takeover strategies. The Rights issued to shareholders under the SPRPA will entitle the holder upon the occurrence of certain triggering events (including the acquisition of 10% or more of the Common Shares of the Registrant in a transaction not approved by the Registrant Board) to acquire additional equity interest in the Registrant at a 50% discount to the market. However, the Rights are not triggered by a "Permitted Bid" which is a bid that is made to all shareholders for all of their Common Shares in accordance with relevant securities legislation and other reasonable conditions, provided that a majority of the Common Shares held by independent shareholders are deposited in acceptance of such a bid.

The SPRPA is designed to prevent creeping takeovers and other coercive acquisition tactics. The SPRPA's Permitted Bid provision allows bidders to take bids directly to all of the shareholders without the cooperation of the Registrant Board. The SPRPA thus preserves the shareholders' right to consider such bids on a fully-informed basis. The SPRPA is not intended to deter fair offers for the Common Shares of the Registrant. The SPRPA also does not impose indebtedness or other burdens upon the Registrant's operations, and does not impair the Registrant Board's continuing efforts to enhance shareholder value.

The Registrant was not aware of any pending or threatening takeover bids for the Company on implementation of the SPRPA. A copy of the Shareholder Protection Rights Plan Agreement was filed as an exhibit to the Registrant's Form 6-K dated June 30, 1992.


ITEM 8:           SELECTED FINANCIAL DATA

The following selected financial information has been derived from the consolidated financial statements of the Company for the periods indicated. During 1999, Stockscape.com completed a significant reorganization and change of principal activity from that of mineral exploration and development to that of providing investment information and services. During 1999, the Company acquired Stockscape Canada, which has been in operation since October 1996. As required by reverse takeover accounting, the comparative financial information of Stockscape Canada has been presented for the three months ended December 31, 1998 and the years ended September 30, 1998 and 1997.


-------------------------------------------------------------------------------------------------------------------------
                                                                       THREE MONTHS
                                                      YEAR ENDED              ENDED        YEAR ENDED         YEAR ENDED
                                                     DECMEBER 31       DECEMBER  31      SEPTEMBER 30       SEPTEMBER 30
                                                            1999               1998              1998               1997
-------------------------------------------------------------------------------------------------------------------------
 OPERATING DATA

 Revenues                                             $1,210,042            $68,422          $170,157            $15,250

 Gross loss                                                8,444              5,943           167,337            169,508

 General & Administrative Expenses                       945,935             77,386           332,018             88,048

 Net Loss                                                954,379             83,329           499,355            257,556

 Net Loss per Share                                         0.06               0.09              0.53               0.27

 Weighted average number of Common Shares             14,998,008            950,000           950,000            950,000
 outstanding




 BALANCE SHEET AND OTHER DATA                        DECEMBER 31       DECEMBER  31      SEPTEMBER 30       SEPTEMBER 30
                                                            1999               1998              1998               1997

 Total Assets  -  Canadian GAAP                       10,333,300            245,978           243,507            101,035
 Total Assets  -  U.S. GAAP                           15,464,052            245,978           243,507            101,055

 Working Capital                                       6,987,354           (13,336)          (27,845)             11,890

 Long Term Debt                                               --            672,988           579,311             90,832

 Shareholders' Equity - Canadian GAAP                 10,003,563          (582,740)         (499,411)               (56)
 Shareholders' Equity - U.S. GAAP                     14,128,563          (582,740)         (499,411)               (56)

 Increase (decrease) in cash                             889,574           (40,313)            97,330                778
-------------------------------------------------------------------------------------------------------------------------

There have been no changes in accounting methods over the above reported periods.

The Company uses the Canadian dollar as its reporting currency. See Item 1 "Description of Business" - "Industry Overview and Risk Factors Relating to the Company's Business" - "Currency and Conversion."


ITEM 9: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

During 1999, Stockscape.com Technologies Inc. ("Stockscape, Stockscape.com, or the Company") continued designing and hosting websites for public and private companies, performing internet marketing for these companies, and expanded the internet products that it offers. In addition, the Company continued to expand NewsStandExpress.com by adding more newsletters to the site and assisting the newsletter writers in their conversions from regular mailings to internet distribution. The revenues, clients and general activity of the Company have increased significantly over 1998 as outlined below. Stockscape's expanded services also include the coordination of the dissemination of information on its clients to interested parties. This new service was implemented during the fourth quarter of 1999 and is planned to become a growth area for the Company.

The Company became publicly listed on the NASD OTCBB market in the United States in July 1999, through a reverse takeover with Cornucopia Resources Ltd. This transaction was combined with a share offering to raise $2 million. Warrants were also issued with this financing and were subsequently exercised to generate further share issue proceeds of $5.8 million in the last half of 1999. Cornucopia's main asset was an interest in Great Basin Gold Ltd., a publicly traded company, the fair market value of which was $8.1 million at December 31, 1999.

Due to the acquisition of Stockscape Canada and the application of reverse takeover accounting, the comparative figures reflect the results of the operations of this subsidiary, which had a September 30 year end. The audited financial statements reflect the year ended December 31, 1999, the three months ended December 31, 1998 and the years ended September 30, 1998 and 1997. All amounts are expressed in Canadian dollars.

RESULTS OF OPERATIONS

Stockscape's main sources of revenues are the internet services, website design and hosting, and other related internet services. This area has grown from revenues of $15,250 in the year ended September 30, 1997, $170,157 in the year ended September 30, 1998, and $68,422 in the three months ended December 31, 1998, to $759,832 in the year ended December 31, 1999. This increase is mainly due to the addition of more clients and newsletters to the website. During 1999, Stockscape further expanded the investor relations services aspects by beginning to coordinate large volume mail services. Such a mailing would be done in coordination with the internet website hosting, e-mail blasts to Stockscape's "opt-in" database, video interviews posted on the internet, advertising placed on certain newsletters sent out, and conferences coordination. The revenues from these programs was $368,575 for the year ended December 31, 1999. Overall, sales increased by approximately 517% from the prior year. The interest income of $81,635, which increased from nil in 1998 and 1997, was due to the larger cash balance.


The cost of sales for Stockscape includes all costs, other than corporate overhead, related to generating the sales and operating the websites. Cost of sales increased from $184,758 and $337,494 for the years ended September 30, 1997 and 1998 and $74,365 for the three months ended December 31, 1998 to $1,218,486 for the year ended December 31, 1999. The cost of sales increased by approximately 272% over the prior year. This increase was mainly due to additional staff hired during 1999 and the associated costs such as benefits, computer and office equipment and supplies. At December 31, 1999, there were 16 full time staff members compared to 8 at the end of 1998.

General and administration costs also increased significantly from prior periods. In 1999, these costs totaled $945,935, compared with $77,386 for the three months ended December 31, 1998, $332,018 for the year ended September 30, 1998, and $88,048 for the year ended September 30, 1997. The increase is commensurate with the increased activity of the Company in general. Specific areas of increase included audit and legal fees of $127,434, generally due to additional costs incurred on and after the conversion to a public company, consulting and management fees of $261,447 (prior periods - $nil) due to the engagement of management staff and consultants in line with the increased business requirements, and investor relations costs of $131,294 (prior periods - $nil) which the Company had not previously incurred as a private company. In addition, office, travel costs, listing and maintenance fees, and amortization also increased primarily due to costs incurred as a public company.

The loss for the period increased from $257,556 for the year ended September 30, 1997, $499,355 for the year ended September 30, 1998, and $83,329 for the three months ended December 31, 1998, to $954,379 or $0.06 per share for the year. On a per share basis, the loss decreased due to the increased number of shares outstanding during 1999.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 1999, the Company had cash and short term investments of $6.8 million (1998 - $57,795). Most of these funds were received from the financing done in conjunction with the Cornucopia transaction ($2.0 million) and the subsequent exercise of the Series A ($2.6 million) and Series B ($3.2 million) Warrants. During 1999, Stockscape raised $8.0 million from the issuance of common shares.

The 4 million common shares issued in July were part of a unit offering combined with an A and a B warrant. The A warrants were all exercised to buy 4 million common shares at $0.65 per common share in September. In November, 3.4 million of the B warrants were exercised to buy the same number of common shares at $0.95 each. The exercise of the A warrants raised proceeds of $2.6 million and the exercise of the B warrants raised $3.2 million. In addition, there were 402,500 common shares issued on the exercise of employee stock options. At December 31, 1999, there were 25.9 million common shares outstanding, of which 10 million are escrowed.

Another potential source of working capital is the unrestricted share investment in Great Basin Gold Ltd., which Cornucopia held prior to the transaction. At December 31, 1999, the Company had 2.75 million common shares of Great Basin with a fair market value of $2.95 per common share or $8.1 million. These shares are subject to various resale restrictions and Stockscape can sell a minimum of 25,000 common shares per month such that the majority of this investment is shown as a long term investment.

Stockscape's major shareholder was financing the Company via loans prior to the conversion to public status in July, 1999. These loans totaled $825,000 by March, 1999, including accrued interest at 12% and were repaid by issuing 8,250,000 common shares to the shareholder, prior to the conversion to a public company. Interest on the loans totaled $21,084 in 1999 ($18,973 for the three months ended December 31, 1998, and $nil in prior periods). No loans are outstanding at December 31, 1999.

RISKS AND UNCERTAINTIES

The Company's business is substantially dependent on the functionality of the world wide web, generally known as the internet, through the website www.stockscape.com. Factors outside of the Company's control such as general internet failures, software or hardware faults, viruses, or direct attacks could disable the internet system for periods of time. Such external factors are substantially beyond the control of the Company, but steps are taken to mitigate any such factors within the control of the Company including using only proven software and hardware; using certain security and back up features to detect and prevent computer problems; and hiring senior personnel to maintain the internal computer systems.

The investment in Great Basin Gold Ltd. is one of the Company's largest assets and is subject to market fluctuation in the price due to the results of this company. While Stockscape does have a representative on the Board of Directors of Great Basin Gold Ltd., the common shares are restricted from resale over various periods of time. There is also no certainty that such a large amount of shares being sold would not reduce the price of the shares of Great Basin Gold Ltd. given that Stockscape's investment at December 31, 1999 represented approximately 9.9% of the outstanding common shares of Great Basin Gold.

The Company has been operating since October 1996, and has incurred losses every year. The Company must earn higher revenues in order to reach the breakeven point and begin to earn profits. There are a number of factors which the Company must address to reach this point. The main objective is to increase the number of revenue producing clients using the Company's services, while maintaining tight controls on costs. There is no assurance that the Company can address all of the factors to reach profitability.

OUTLOOK

Stockscape has been able to increase its revenues over the past three periods. Expenses have only increased, as a percentage of sales, in the current year due to the associated expenses with respect to the transition from a private company to a public company. Management believes Stockscape is well positioned to take advantage of the growing internet business and expects that revenues will continue to increase while costs will continue to decrease as a percentage of sales.

The cash and short term investments of the Company are $6.8 million and during 2000, significant investments are expected to be made in marketing and advertising to build the business and increase the awareness of Stockscape's activities. Losses incurred due to continued business expansion expenditures during 2000 and beyond are anticipated to be mitigated by revenues and cash flow from the ultimate sale of Great Basin Gold shares. Management currently anticipates that cash and short-term investments in place at December 31, 1999 will be sufficient to fund operating losses in 2000 and that equity sales will not be required to fund operating cash requirements.

Stockscape is also considering expanding its operations through the acquisition of complementary businesses. Although no specific acquisition agreements have been signed, it is expected that such transactions will be undertaken through the issuance of common shares and minimal cash payments.


ITEM 9A:          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Risk factors related to the Company business are described in Part 1 "Industry Overview and Factors Relating to the Company's Business".

ITEM 10:       DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The directors of the Registrant are elected at each Annual General Meeting and hold office until the next annual general meeting of shareholders or until their successors are appointed. Executive officers are appointed by the Registrant's Board to serve until terminated by the Registrant's Board or until their successors are appointed.

The Registrant's Board of Directors has a Compensation Committee, Executive Committee, Corporate Governance Committee and is required to have an Audit Committee. Members of these committees are as set out below. The names, ages, positions, offices with the Registrant, business experience, and periods of service of all directors and executive officers are also listed below:


NAME                                     AGE   POSITION WITH REGISTRANT
----                                     ---   ------------------------
CURRENT DIRECTORS AND OFFICERS

John J. Brown    (1)(2)(3)(4)             68   Director since June 30, 1999; Chief Financial Officer from June 1999.

Sargent H. Berner   (1)(2)                59   Director since October 12, 1990; Corporate Secretary from May 1990 to
                                               June 1992.

Barry F. Duggan                           56   Director since April 17, 2000; President and Chief Executive Officer effective April 17, 2000.

Andrew F. B. Milligan   (3)(4)            75   Director since November 17, 1986; Chairman of the Board from April 1987 to June 1989; President and Chief Executive Officer from November 1986 to April 1987 and from September 1991 to April 17, 2000.

A. Murray Sinclair   (1)(2)(3)(4)         39   Director since June 30, 1999.

David R. Williamson                       58   Director since October 1989.

Karyn E. Bachert                          48   Corporate Secretary since June 1992; Assistant Secretary from November
                                               1988 to June 1992.

Mark T. Brown                             31   Treasurer since June 30, 1999.

Eric T. H. Cardey                         61   General Manager of Stockscape.com Technologies (Canada) Ltd. since
                                               September 23, 1999.

PAST DIRECTORS AND OFFICERS

Charles J. G. Russell (1)(2)              66   Director from July 1991 to June 1999.

Stephen R. Sopher (2)                     64   Director from March 1990 to June 1999.

Glenn H. Friesen                          43   Chief Financial Officer from February 1998 to June 1999;
                                               Corporate Controller from May 1997.


(1)      Member of the Audit Committee
(2)      Member of the Corporate Governance Committee
(3)      Member of the Executive Committee
(4) Member of the Compensation Committee (see Item 11 - "Board Compensation Committee Report on Executive Compensation").


BUSINESS EXPERIENCE OF DIRECTORS AND OFFICERS

The present and principal occupations during the last five years of the Registrant's directors and officers are set forth below.

CURRENT DIRECTORS

JOHN J. BROWN, B.Comm., C.A. is Chief Financial Officer of the Company. Mr. Brown is a Director and President of Pacific Opportunity Company Ltd. a financial consulting and merchant-banking firm in Vancouver, BC. He is a director of several private and public firms including United States Lime & Minerals, Inc., Spartacus Capital Inc. and Globemin Resources Ltd. He was a Director of and helped organize KeyWest Energy Corporation. Mr. Brown was an investment advisor with a Canadian brokerage firm, was a senior partner with the public accounting firm of Deloitte & Touche, Chartered Accountants, in Vancouver for many years, was a Director and is a past Chairman of the British Columbia Automobile Association and a former Director of the Canadian Automobile Association. Mr. Brown's son, Mark T. Brown, is Treasurer of the Company

SARGENT H. BERNER is a partner of DuMoulin Black, a law firm in Vancouver, British Columbia. Mr. Berner is also a director of Aurizon Mines Ltd., Emgold Mining Corporation, Valerie Gold Resources Ltd., Cream Minerals Ltd. and Sultan Minerals Inc. and Titan Pacific Resources Ltd., which are Vancouver-based companies listed (except for Aurizon Mines Ltd.) on the Canadian Venture Exchange. Aurizon Mines Ltd. is listed on the Toronto and Montreal stock exchanges. Aurizon Mines Ltd. has a class of securities registered pursuant to
Section 12 of the United States Securities Exchange Act of 1934 (the "Exchange Act"), or subject to the requirements of Section 15(d) of the Exchange Act.

BARRY F. DUGGAN, C.G.A. and a telecommunications executive with over 20 years of industry experience, has been President and Chief Executive Officer of the Company since April 17, 2000. Mr. Duggan was Vice President Finance and Administration, Secretary of Streamscape Networks Inc., from June 1998 to April 2000. He was formerly Presient and CEO of BCTV/CHEK in Vancouver and Victoria, President & CEO of ITV in Edmonton, Alberta and Executive Vice President/General Manager of U-TV (CKVU) in Vancouver, B. C. Mr. Duggan contributed to the development of Canadian Film Production, was a past president of the Alberta Broadcasters Association and a member of the Television Executive Committee of the Bureau of Broadcast Measurement.

ANDREW F. B. MILLIGAN, a business executive, is Chairman of the Company and was President and Chief Executive Officer of the Company from September 1991 to April 17, 2000. Mr. Milligan was Chairman of the Company from April 1987, to June 1989, and was President of the Company from November 1986, to April 1987. Mr. Milligan also was Chairman of Carlin Resources Corp. from November 1994, to June 1997, and was a director of Carlin Resources Corp. from November 1994, to January 1998, he is also a director of Advanced Projects Limited, Lysander Mining Corporation, and Great Basin Gold Ltd., all of which are Vancouver-based mining companies with shares listed on the Canadian Venture Exchange.

A. MURRAY SINCLAIR, has been a Partner both of Quest Management Corp., (a private management company) and of Quest Ventures Ltd., (a private merchant banking company) since December 1996. Previously, Mr. Sinclair was Managing Director of Quest Oil & Gas Inc. (formerly Quest Capital Corporation) from May 1993 to April 1997. Quest Oil & Gas Inc. was a publicly traded oil and gas company whose shares traded on The Toronto Stock Exchange. Prior to that he was President and Director of Noramco Capital Corp. from June 1991 to January 1996 and Vice President, Finance of Noramco Capital Corp. from July 1988 to June 1991. Mr. Sinclair currently serves as Director and/or officer for the following companies: Arapaho Capital Corp., Belvedere Resources Ltd., Breakwater Resources Ltd., Cheni Resources Inc., Foxpoint Resources Ltd., International Mahogany Corp. Magnifoam Technology Inc., Marchwell Capital Corp., New Inca Gold Ltd., Sextant Entertainment Group Inc., Reserve Royalty Corp., RTO Enterprises Inc., Fifty-Plus Net International Inc., Villaret Resources Ltd./Ressources Villaret Ltee.

DAVID R. WILLIAMSON, a mining engineer and business executive, is principal of his own business, David Williamson Associates Limited, financial consultants to the mining industry and publishers of International Mining Review, based in London, England. In 1982 Mr. Williamson joined Shearson Lehman Hutton and formed their metals and mining research team. From 1987 to 1989 he held the positions of Executive Director of Shearson Lehman Hutton and director of Metals and Mining Research for Shearson Lehman Hutton Commodities. He is also a former governor of the Camborne School of Mines in England. Mr. Williamson is a director of Crown Resources Corporation, Asia Pacific Resources Ltd. and Crew Development Corporation, which are publicly traded mining companies listed on Nasdaq and the Toronto Stock Exchange.

CURRENT OFFICERS

KARYN E. BACHERT has been Corporate Secretary of the Company since June 1992, and was Assistant Secretary of the Company from November 1988, to June 1992. Ms. Bachert has been employed by the Company since January 1987. Ms. Bachert was also Corporate Secretary of Carlin Resources Corp. from November 1994, to June 1997.

MARK T. BROWN, C.A., has been Treasurer of the Company since June 1990. Mr. Brown is President and a Director of Spartacus Capital Inc., Vice President of Pacific Opportunity Company Ltd., and Chief Financial Officer or Treasurer of three publicly-traded companies (Elkhorn Gold Mining Corporation, Nevada Pacific Gold Ltd., and Golden Sitka Resources Ltd.). Between 1990 and 1994, Mr. Brown worked with PricewaterhouseCoopers. More recently, Mr. Brown was the controller of Miramar Mining Corporation, Northern Orion Explorations Ltd.
and Eldorado Gold Corporation.

ERIC T. H. CARDEY, P.Eng., is an entrepreneurial executive with international "hands on" experience in business development, manufacturing, marketing, technology transfers, start-ups and management consulting. He has worked with private and public companies in Canada, USA, Europe, China, South East Asia, Mexico and Central Europe. He has a background in advanced technologies, resource-based industries and energy. He is a principal of Presidents Network Inc. and was Vice President of Genstar Cement and BC Hydro's subsidiary, Power Smart Inc. Mr. Cardey is a director of Spartacus Capital Inc.


ITEM 11:          COMPENSATION OF DIRECTORS AND OFFICERS

The Company's executive and employee compensation program is administered by the Compensation and Executive Committees. The Compensation Committee establishes or recommends general compensation levels and policies for executive officers and employees of the Company. The Stock Incentive Plan is administered by the Board of Directors. The Registrant's Board designates the Members of each committee on an annual basis.

EXECUTIVE COMPENSATION

Between 1998 and 1999, there were six executive officers of the Company: Andrew
F. B. Milligan, John J. Brown, Glenn H. Friesen, Karyn E. Bachert, Mark T. Brown and Eric Cardey. The following table sets forth certain summary information concerning the compensation awarded to, earned by, or paid to the Chief Executive Officer and those senior executive officers of the Company whose combined salary and bonuses exceeded C$100,000 for services in all capacities to the Company during the last fiscal year ended December 31, 1999. The aggregate value of other annual compensation paid to Senior Executive Officers during 1999 did not exceed 10% of the aggregate cash compensation set forth in the following table.


-------------------------------------------------------------------------------------------------------------------------------
                                           AGGREGATE AMOUNT OF COMPENSATION PAID
                                     ALL DIRECTORS AND OFFICERS AS A GROUP (6 PERSONS)

                                                             SALARY         BONUS       SECURITIES(1)         ALL OTHER
NAME AND PRINCIPAL POSITION(1)                   YEAR           $             $         UNDER OPTIONS      COMPENSATION (2)
-------------------------------------------------------------------------------------------------------------------------------
President and Chief Executive Officer            1999        114,000          --            200,000               6,972

All Directors and Officers                       1999        218,303          --            812,500              55,717
(as a Group of 8 persons)

-------------------------------------------------------------------------------------------------------------------------------


(1)  As of December 31, 1999.

(2)  Includes car allowances and other benefits


The services of Mr. Milligan are provided under an Agreement dated December 1, 1991, as subsequently amended, between the Company and Glencoe Management Ltd., a company owned and controlled by Mr. Milligan. See Item 11 - "Management Agreements and Termination of Employment and Change-In-Control Arrangements" and
Item 13 - "Interest of Management in Certain Transactions".

The services of Mr. John J. Brown and Mark T. Brown are provided under an Agreement between the Company and Pacific Opportunity Company, a company owned and controlled by John J. Brown. See Item 13 - "Interest of Management in Certain Transactions.

Sargent H. Berner, a director of the Registrant, is a partner in the Vancouver law firm of DuMoulin Black, which received fees for services provided to the Company by Mr. Berner or his firm in 1999. See Item 13 - "Interest of Management in Certain Transactions".

David R. Williamson, a director of the Registrant, is principal of David Williamson Associates Limited, which received fees for services provided to the Company by Mr. Willliamson or his firm in 1999.

COMPENSATION OF DIRECTORS

Directors of the Registrant do not receive any fee or other compensation for attending meetings of the Registrant Board. The Directors may, however, be reimbursed for actual expenses incurred by them in connection with attending meetings of the board. Directors are also eligible to receive bonus shares or options to purchase Common Shares of the Company (see "Stock Incentive Plan").

MANAGEMENT AGREEMENTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

The services of Andrew F. B. Milligan, a director, Chairman, and formerly President and Chief Executive Officer of the Company, are provided to the Company pursuant to a Consultant/Management Agreement with Glencoe Management Ltd. dated December 1, 1991, and amended on December 19, 1992, June 29, 1994, June 1, 1995 and May 20, 1998. Mr. Milligan is the principal shareholder of Glencoe Management Ltd. The agreement included provisions by which Mr. Milligan was entitled to receive an amount equal to three years' management fees, and to participate in all employee insurance and benefit plans in place for a period of up to three years if the Company should terminate the agreement or the employment of Mr. Milligan without cause. In order to facilitate the reorganization of the Company, Mr. Milligan agreed that effective June 1, 1999, Glencoe Management Ltd. would accept a 44.4% reduction in salary and the substitution of a 3-year fixed term employment contract in lieu of the three year severance provisions of the Consultant/Management Agreement. As consideration, for relinquishing these benefits, Glencoe Management Ltd. was granted warrants to purchase 400,000 Common Shares of the Registrant on a post-consolidation basis at a price of $0.50 per share, in addition to any other options to which Mr. Milligan may be entitled in his continuing capacity as a director and officer of the Company.

The services of Barry F. Duggan, who was appointed President and Chief Executive Officer of the Company as at April 17, 2000, are provided pursuant to an employment agreement dated March 14, 2000 by which Mr. Duggan may receive an amount equivalent to three years' remuneration if he should elect within six months of a takeover of control of the Company to resign, based on the sole reason that there has been such a takeover of control. In addition, in such circumstances, Mr. Duggan, in lieu of his right to exercise existing stock options, would be entitled to a cash payment equal to the aggregate spread between the exercise price of all options held by him and the higher of (a) the average of the closing prices of the Company's shares for 30 business days preceding the date of termination or (b) the average price actually paid for the most highly priced 1% of the Company's common shares by any person who achieves control of the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Mr. Andrew F. B. Milligan, a Director and Executive Officer of the Registrant, served as a member of the Compensation Committee during 1996 and part of 1997. From June 1997 to June 1999, the Compensation Committee was made up of non-executive directors of the Registrant. Mr. Milligan again became a member of the Compensation Committee along with two non-executive directors of the Registrant on June 30, 1999.

BOARD COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Registrant's compensation program for its executive officers is administered and reviewed by the Compensation Committee (the "Committee") of the Board of Directors. The function of the Compensation Committee is to investigate and recommend to the directors appropriate levels and types of compensation for directors and officers of the Company. During 1999, there were two meetings held by the Compensation Committee.

Due to the change in direction and business of the Company resulting from the disposition of its active mining asset and acquisition of Stockscape the Compensation Committee did not recommend any increase in base salaries or benefits for its officers or the award of any bonuses for 1999. It is expected that a newly constituted Compensation Committee will review such matters following the Registrant's upcoming Annual General Meeting on May 29, 2000.


ITEM 12:          OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

STOCK INCENTIVE PLAN

On June 30, 1999, the shareholders of the Registrant approved the adoption of a Stock Incentive Plan. The Stock Incentive Plan (the "Plan") consists of a share purchase plan (the "Share Purchase Plan"), a share option plan (the "Share Option Plan"), and a share bonus plan (the "Share Bonus Plan") for directors, executive officers and employees of the Company. The purpose of the plan is to advance the interests of the Company by encouraging equity participation in the Company by directors, officers and employees of the Company through acquisition of Common Shares.

Subject to certain limits stated in the Share Option Plan and the Share Bonus Plan, the number of Common Shares available or made available for the Share Purchase Plan, the Share Option Plan and the Share Bonus Plan, individually and collectively, will be determined from time to time by the Registrant's Board of Directors (the Registrant's Board"), but the aggregate maximum number of Common Shares which the Registrant may at any time reserve for issuance under the Stock Incentive Plan to any individual shall not exceed 5% of the issued and outstanding Common Shares at any time.

The Stock Incentive Plan is administered by the Registrant Board. The Registrant Board has the right to amend, modify or terminate the Stock Incentive Plan, in whole or in part, at any time if and when it is advisable in the absolute discretion of the Registrant Board. However, any amendment of the Stock Incentive Plan which would materially modify the requirements as to eligibility for participation in any plan comprising the Stock Incentive Plan or would materially change the number or value of Common Shares that may be granted under the Share Option Plan will be effective only upon the approval of the shareholders of the Registrant, and any amendment to the Stock Incentive Plan will require any necessary approval of any regulatory body having jurisdiction over the securities of the Registrant.

It is presently contemplated that future stock options granted by the Registrant will be granted pursuant to the Share Option Plan. The Registrant does not have any immediate plans to implement the Share Purchase Plan.

SHARE PURCHASE PLAN

Participants in the Share Purchase Plan will be full-time or seasonal full-time employees of the Company or any of its subsidiaries (including employees who are officers thereof; whether or not directors) who have been continuously employed by the Company, or any of its subsidiaries for at least 12 consecutive months, and who have been designated by the Company as participants in the Share Purchase Plan. The Registrant Board has the right in its absolute discretion to waive such 12-month period or refuse any employee or group of employees the right of participation or continued participation in the Share Purchase Plan.

An employee may contribute up to 10 per cent of his annual basic salary to the Share Purchase Plan. The Company makes contributions based on a proportion of the employee's contribution on a quarterly basis. During the first year of the employee's participation, the Company's contribution will equal one-sixth of the participant's contribution and, thereafter, will increase to one-third of the participant's contribution.

At the end of each calendar quarter each participant will then be issued Common Shares having a value equal to the amount contributed to that date by the participant and the Company to the Share Purchase Plan. Common Shares issued to a participant will be held in safekeeping and delivered to the participant six months after issue.

If, prior to the delivery of such Common Shares, the participant's employment is terminated other than due to death, disability or normal retirement (in which case the Common Shares will be delivered), such Common Shares will be purchased for cancellation or sold at market and the participant will receive, without interest, an amount equal in value to the lesser of (i) his contribution and
(ii) a portion of the proceeds of any sale such shares equal to six-sevenths of the proceeds if the shares were issued during the first year of participation, or three-quarters of the proceeds of the shares were issued thereafter. Any portion of a participant's contribution than held in trust for a participant will be returned to him or his estate, as the case may be, in the event of his termination of employment, for any reason.

SHARE OPTION PLAN

The Share Option Plan authorizes the grant of options to acquire Common Shares of the Registrant, subject to adjustment in the event of a subdivision or consolidation of the Common Shares, a reorganization of the Registrant or other event affecting the Common Shares. Options granted pursuant to the Share Option Plan are to be either options intended to qualify under Section 422A of the United States Internal Revenue Code (the "Code") or options designated by the Registrant that do not so qualify.

Participants in the Share Option Plan may be directors, full-time or part-time employees of the Company, who, by the nature of their jobs, are, in the opinion of the Registrant Board, in a position to contribute to the success of the Company or who, by virtue of their length of service to the Company, are, in the opinion of the Registrant Board, worthy of special recognition.

In determining the number or value of optioned Common Shares that may be granted to each participant pursuant to an option, consideration is given to the participant's present and potential contribution to the success of the Company, the prevailing policies of the stock exchanges on which the Common Shares are then listed, and the relevant provisions of the Code, if applicable. The date of grant, the number of Common Shares, the exercise price per Common Share and certain other terms of options are determined by the Registrant Board. The exercise price will not be less than the fair market value per Common Shares on the date of grant, except as permitted by the rules and policies of the stock exchange on which the Common Shares are then listed in the case of options which are not intended to qualify as "incentive stock options" within the meaning of the Code. In order to ensure that the Registrant will receive the benefits intended from the grant of options, no option is exercisable until it has vested. The vesting schedule for each option is specified by the Registrant Board at the time of grant of the option.

An option is exercisable for any period specified by the Registrant Board up to a maximum of five years after the date of grant. Any Common Shares not purchased pursuant to an option prior to the participant's termination of employment or directorship or death may be exercised, to the extent entitled, within 30 days after the termination of employment or directorship or within up to one year after death (as specified in his option agreement). An option is not transferable, except by will or the laws of descent and distribution.

SHARE BONUS PLAN

The Share Bonus Plan permits the Registrant Board to enter into agreements for the issuance of Common Shares to full-time or seasonal full-time employees of the Company who have rendered meritorious service, which contributed to the success of the Company. The Registrant Board may determine in its sole and absolute discretion to enter into agreements with such full-time or seasonal full-time employees, on any terms and conditions, subject to any provisions and restrictions, and for such cash consideration, if any, as the Registrant Board may determine for the issuance of any number of Common Shares to any such employee. No shares can be issued pursuant to the Share Bonus Plan unless the employee has entered into such an agreement with the Registrant Board.

The maximum number of Common Shares that may be issued under the Share Bonus Plan, in any calendar year, may not exceed 500,000 Common Shares.

STOCK INCENTIVE TRANSACTIONS DURING 1999

The Registrant has not set side or accrued any funds during the last fiscal year to provide pension, retirement or similar benefits for any directors, officers or employees. The Registrant has no existing pension or retirement plan. However, stock options have been granted to directors and officers and employees of the Registrant. Stock options are a significant component of the compensation received by the Named Executive Officers and serve to provide incentive to such individuals to act in the best interests of the Company and its shareholders.

On June 30, 1999, the shareholders approved of a new Stock Incentive Plan as part of the corporate reorganization described in Item 1: "Significant Transactions of the Company". All outstanding stock options granted to directors, officers and employees of Cornucopia Resources Ltd. were cancelled and replaced by new incentive options granted under the new Stockscape.com Technologies Inc. Stock Incentive Plan. The following table sets out the details of all stock options granted to the Named Senior Executive Officers after the reorganization of the Company in July 1999 to December 31, 1999.


----------------------------------------------------------------------------------------------------------------------------

 STOCKSCAPE.COM               NUMBER OF        PERCENT OF           C$                                    VALUE ON
 TECHNOLOGIES INC.          COMMON SHARES     TOTAL OPTIONS   EXERCISE PRICE    EXPIRATION DATE       DECEMBER 31, 1999
                              UNDERLYING       GRANTED IN
                           OPTIONS GRANTED     FISCAL YEAR
 NAME                                                                                                        US$
----------------------------------------------------------------------------------------------------------------------------
 Andrew F.B. Milligan          200,000             14%             $0.50         July 12, 2004            $126,000

 John J. Brown                 200,000             14%             $0.50         July 12, 2004            $126,000

----------------------------------------------------------------------------------------------------------------------------


During 1999, a total of 1,410,000 options were granted under the Registrant's new Stock Incentive Plan. Of the total, 810,000 were granted to Directors and Officers and 600,000 to employees. These options were granted at an exercise price equal to the closing price of the Company's Common Shares on the NASDAQ OTC Bulletin Board on the trading day immediately preceding the date of grant.

On January 10, 2000, the Board of Directors granted an aggregate 695,000 stock options at a price of US$0.75 per Common Share, expiring after five years. The options were granted to directors, officers and employees of the Company, and of the total options granted 550,000 were granted to directors and officers and 145,000 were granted to employees of the Company.

On April 5, 2000, the Board of Directors granted an aggregate 147,500 incentive stock options to new employees of the Company. These options are exercisable at a price of US$1.00 and expire five years from the date of grant.

As of April 30, 2000, a total of 1,757,500 stock options were outstanding under the Company's Stock Option Plan. The following table sets out the details of the stock options granted to all directors, officers and employees of the Company outstanding at April 30, 2000.

----------------------------------------------------------------------------------------------------------------------------


                                TOTAL
 STOCKSCAPE.COM                OPTIONS      EXERCISE         EXPIRY
 TECHNOLOGIES INC.             GRANTED       PRICE            DATE

----------------------------------------------------------------------------------------------------------------------------
 Director and Officers            455,000      C$0.50        July 12, 2004
                                  550,000     US$0.75      January 9, 2005
                                  300,000     US$0.81       April 17, 2005


 Employees                         45,000      C$0.50        July 12, 2004
                                  115,000     US$0.60    November 30, 2004
                                  145,000     US$0.75      January 9, 2005
                                  147,500     US$1.00       March 22, 2005
                              -----------
                                1,757,500

----------------------------------------------------------------------------------------------------------------------------


AGGREGATED OPTIONS CANCELLED, EXPIRED OR SURRENDERED IN LAST FISCAL YEAR

The following table sets out the details of all stock options cancelled or expired during the most recently completed financial year by the Named Senior Executive Officers and the financial year end values of the stock options held by Senior Executive Officers.


----------------------------------------------------------------------------------------------------------
                                           OPTIONS                               NUMBER OF SECURITIES
                                         CANCELLED,                             UNDERLYING UNEXERCISED
                                         EXPIRED OR                            OPTIONS FROM 07/12/99 TO
STOCKSCAPE.COM TECHNOLOGIES INC.         SURRENDERED          VALUE                    03/31/00

NAME                                        (#)             REALIZED        EXERCISABLE    UNEXERCISABLE
----------------------------------------------------------------------------------------------------------
Andrew F. B. Milligan                     500,000              --             500,000           --
----------------------------------------------------------------------------------------------------------


No stock options of Cornucopia Resources Ltd. were exercised during 1999. On June 30, 1999, a total of 1,470,000 options were cancelled, of which 1,070,000 had been granted to directors and officers and 400,000 granted to employees.

During the year ended December 31, 1999, no directors or executive officers of the Registrant were participants in the Share Purchase Plan and no Common Shares were issued under the Share Bonus Plan.


ITEM 13:          INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

The following is interest of management in certain transactions for the period January 1, 1999 to December 31, 1999.

Andrew F. B. Milligan, President and Chief Executive Officer of the Registrant, is the principal shareholder of Glencoe Management Ltd., which receives management fees from the Registrant (see Item 11 - "Compensation of Directors and Officers").

John J. Brown, Chief Executive Officer of the Registrant, is the principal shareholder of Pacific Opportunity Company Ltd., which received management fees and expense reimbursements of $191,578 from the Registrant for the year ended December 31, 1999 (see Item 11 - "Compensation of Directors and Officers". Mark T. Brown, Treasurer of the Registrant, son of John J. Brown, is President and a Director of Pacific Opportunity Company Ltd.

Sargent H. Berner, a director of the Registrant, is a partner in the Vancouver law firm of DuMoulin Black, which received fees for legal services provided to the Company for the year ended December 31, 1999 of $120,282.

David R. Williamson, a director of the Registrant, is principal of David Williamson Associates Limited, which received fees for services provided to the Company for the year ended December 31, 1999 of $6,970.

The only other material transaction of Stockscape.com in which any director, senior officer, or any principal shareholder of Stockscape.com has had an interest, direct or indirect, are as follows:

As of July 12, 1999, A. R. Rule Investments B.C. Ltd., beneficially owned by Arthur R. Rule, held more than 10% of the Registrant's voting securities. As of March 31, 2000 A.R. Rule Investments (B.C.) Ltd. holds 38% of the issued and outstanding shares of the Registrant. Also see Item 1 - "Significant Transaction of the Company". Preliminary discussions are in train to acquire certain database management companies. These transactions are being conducted with the assistance of Global Resources Investments Ltd., a California based brokerage firm associated with Rick Rule who, together with his associates, is a major shareholder of Stockscape.com.

PART II

ITEM 14:          DESCRIPTION OF SECURITIES TO BE REGISTERED

Not applicable.



PART III

ITEM 15:          DEFAULTS UPON SENIOR SECURITIES

NONE.


ITEM 16:          CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
                  SECURITIES

NONE.


ITEM 17:          FINANCIAL STATEMENTS

See Item 19 below for financial statements included in and filed as part of this annual report.


ITEM 18:          FINANCIAL STATEMENTS

Not Applicable.

ITEM 19:          FINANCIAL STATEMENTS AND EXHIBITS

(a) FINANCIAL STATEMENTS


------------------------------------------------------------------------------------------------------------------------------
                                                                                                                     PAGE(S)
         (i)   Report of Independent Chartered Accountants.                                                            38

        (ii)   Consolidated Balance Sheet as at December 31, 1999 and December 31, 1998.                               39

       (iii)   Consolidated Statement of Operations and Deficit for the year ended December 31, 1999, for the          40
               three month period ended December 31, 1998 and the years ended September 30, 1998 and
               September 30, 1997

        (iv)   Consolidated Statements of Cash Flow for the year ended December 31, 1999, for the three month          41
               period ended December 31, 1998 and the years ended September 30, 1998 and September 30, 1997

        (vi)   Notes to the Consolidated Financial Statements.                                                         42


------------------------------------------------------------------------------------------------------------------------------


(b) EXHIBITS


------------------------------------------------------------------------------------------------------------------------------
                                                                                                                     PAGE(S)
               *  Incorporated herein by reference to the corresponding exhibit filed with the Registrant's original
                  Form 10 dated April 29, 1988 for Cornucopia Resources Ltd.
     * 1.1     Certificate of  Amalgamation  dated November 14, 1985 and Amalgamation Agreement dated
               April 24, 1985 between Cyrano Resources Inc. and Cornucopia Resources Ltd.

     * 1.2     Memorandum of the Registrant, as amended June 24, 1986 and June 25, 1987.

     * 1.3     Articles of the Registrant, as amended June 24, 1986.

     * 1.4     Article 25.1 of the Registrant.

     * 1.5     Specimen Certificate for Common Shares without par value.

       1.6     Certificate of Change of Name, British Columbia Company Act.                                            60

       4.1     Cornucopia Resources Ltd. Stock Incentive Plan as amended and approved by the Registrant shareholders on May 27, 1993 and further amended by the directors on January 5, 1994, May 15,
               1995, September 18, 1995 and January 4, 1996. Directors' and Employees' Share Option Program.
               Incorporated herein by reference to Exhibit 4.2 to the Registrant's Form S-8 (Reg. No. 33-25974)
               and the most recent amendment received approval from the Registrant shareholders at the
               Company's Annual General Meeting on June 20, 1996. Incorporated herein by reference to Exhibit
               4.3 of the Registrant's Form 10-K for year ended December 31, 1996.

       4.2     Stockscape.com  Technologies  Inc. Stock Incentive Plan as approved by the Registrant shareholders      61
               on June 30, 1999.

------------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------
                                                                                                                     PAGE(S)
       4.3     Great Basin Gold Ltd. Purchase and Sale Agreement, dated March 2, 1999.                                 70

       4.4     Share Purchase and Sale Agreement  among  Cornucopia  Resources Inc. and Cornucopia  Resources          105
               Ltd. and Vista Gold Holdings Inc. and Vista Gold Corp.

       4.5     Form of Warrant,  Common Shares  Purchase  Warrant made as of July 20,  1999 between the                189
               Registrant and Glencoe Management Ltd.

       4.6     Revised Management Agreement dated July 1, 1999, between the Registrant and Glencoe                     192
               Management Ltd.

       8.1     Subsidiaries of the Registrant. The subsidiary companies of the Registrant are described in Item 1 -
               "Business Development" of this Form 20-F.

       10.1    News release dated March 2, 1999. Incorporated hereby by reference to an exhibit filed with the
               Registrant's Form 8-K dated March 11, 1999.

       10.2    Consent of KPMG LLP dated June 5, 2000.                                                                 200

       10.3    Consent of Ellis Foster dated June 5, 2000.                                                             201

------------------------------------------------------------------------------------------------------------------------------


c.)    REPORTS ON FORM 8K AND FORM 6K

During 1999, and as of March 31, 2000, the Registrant has filed reports on Form 8-K and Form 6-K on the following dates:


---------------------------------------------------------------------------------------------------------------------------
DATE                SUMMARY
---------------------------------------------------------------------------------------------------------------------------
Form 8-K            Registrant announced the resignation of a director of the Company and its subsidiary.
January 21, 1999

Form 8-K            Registrant announced a major reorganization involving the disposition of the Ivanhoe Joint Venture
March 11, 1999      Interest, a consolidation, the acquisition of Stockscape Technologies Ltd., a name change and new composition of Board of Directors.

Form 8-K            Registrant announced that it had signed a definitive agreement for the acquisition of a privately-held
April 28, 1999      Internet investment research provider, Stockscape Technologies Ltd.

May 13, 1999        Registrant filed Report of independent auditors to Stockscape Technologies Ltd. along with
Form 8-K/A          supplementary financial statements and notes of Stockscape Technologies Ltd at December 31, 1998 and September 30, 1998, and unaudited pro forma consolidated financial statements at December 31,
                    1998.

July 9, 1999        Registrant announced shareholder approval of reorganization of the Company at the Annual General
Form 8-K            Meeting held on June 30, 1999, including the sale of the Ivanhoe Property, the consolidation of the
                    Company' Common Shares, increasing the Company's authorized Common Share Capital to its pre-
                    consolidation level, change of name to Stockscape.com Technologies Inc. and the approval of the new Stock Incentive Plan and the grant of new options.

July 15, 1999       Company announced that the reorganization of the Company was complete.
Form 8-K

August 16, 1999     Company files interim financial statements for the period ended June 30, 1999. The Registrant
Form 6-K            became a foreign private issuer due to the reorganization of the Company in July 1999.

November 16, 1999   Company files interim financial statements for the period ended September 30, 1999.
Form 6-K

---------------------------------------------------------------------------------------------------------------------------


D.) During 1999, the Registrant filed two reports on Form 10-Q for the periods March 31, 1999 and June 30, 1999.

                        STOCKSCAPE.COM TECHNOLOGIES INC.
                      (Formerly Cornucopia Resources Ltd.)
                        CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 1999,
                    THREE MONTHS ENDED DECEMBER 31, 1998 AND
                     YEARS ENDED SEPTEMBER 30, 1998 AND 1997

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheet of Stockscape.com Technologies Inc. as at December 31, 1999 and the consolidated statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1999 and the results of its operations and its cash flows for the year ended December 31, 1999, in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States to these consolidated financial statements would have affected total assets and shareholders' equity as at December 31, 1999 and net loss for the year then ended to the extent summarized in note 10 to the consolidated financial statements.

The consolidated financial statements as at December 31, 1998 and for the three months ended December 31, 1998 and the years ended September 30, 1998 and 1997 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated March 25, 1999.



KPMG LLP


Chartered Accountants


Vancouver, Canada

March 10, 2000

STOCKSCAPE.COM TECHNOLOGIES INC.
(Formerly "Cornucopia Resources Ltd.")
Consolidated Balance Sheets as at December 31
(Expressed in Canadian Dollars unless otherwise stated)


-------------------------------------------------------------------------------------------------------------

                                                                                    1999                1998
                                                                                    ----                ----
     ASSETS


CURRENT ASSETS
       Cash and cash equivalents                                              $  947,369           $  57,795
       Short-term investments                                                  5,847,601                   -
       Marketable securities                                                     426,039                 937
       Accounts receivable                                                        73,881              74,742
       Prepaid expenses                                                           22,201               8,920
                                                                            ------------          ----------
                                                                               7,317,091             142,394

                                                                               2,656,466                   -
LONG-TERM INVESTMENTS (Note 4)

                                                                                 348,414              95,314
CAPITAL ASSETS (Note 5)

RESOURCE PROPERTY (Note 6)                                                             1                   -

INTANGIBLE ASSETS (Note 5)                                                        11,328               8,270
                                                                            ------------          ----------
                                                                            $ 10,333,300          $  245,978
                                                                            ============          ==========
-------------------------------------------------------------------------------------------------------------

     LIABILITIES

CURRENT LIABILITIES
       Accounts payable and accrued liabilities                               $  262,480          $  100,506
       Unearned revenue                                                           67,257              55,224
                                                                            ------------          ----------
                                                                                 329,737             155,730

LONG-TERM DEBT (Note 7)                                                                -             672,988

       SHAREHOLDERS' EQUITY

                                                                                       -             200,000
SHARE SUBSCRIPTIONS

SHARE CAPITAL (Note 8)                                                        11,798,182              57,500

                                                                              (1,794,619)           (840,240)
                                                                            ------------          ----------
DEFICIT
                                                                              10,003,563            (582,740)
                                                                            ------------          ----------

Nature of operations (Note 1)
Commitments (Note 13)
Subsequent events (Note 15)
                                                                            $ 10,333,300          $  245,978
                                                                            ============          ==========

-------------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

Approved by the Board of Directors



--------------------------------             -----------------------------------

    ANDREW F.B. MILLIGAN,                               JOHN J. BROWN

          DIRECTOR                                        DIRECTOR

STOCKSCAPE.COM TECHNOLOGIES INC.
(Formerly "Cornucopia Resources Ltd.")
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars unless otherwise stated)


--------------------------------------------------------------------------------------------------------------

                                                              Three Months
                                               Year Ended            Ended       Year Ended        Year Ended
                                             December 31,     December 31,    September 30,     September 30,
                                                     1999             1998             1998              1997
                                                     ----             ----             ----              ----
         REVENUE

     Web-site sales and service              $    759,832   $       68,422   $      170,157        $   15,250
     Investor on-line services                    368,575                -                -                 -
     Interest                                      81,635                -                -                 -
                                             ------------   --------------   --------------        ----------
                                                1,210,042           68,422          170,157            15,250

                                                1,218,486           74,365          337,494           184,758
                                             ------------   --------------   --------------        ----------
COST OF SALES

GROSS LOSS                                          8,444            5,943          167,337           169,508

GENERAL AND ADMINISTRATIVE
      EXPENSES

     Advertising and promotion                     25,008           12,398           48,661            23,948
     Depreciation                                  73,106                -                -                 -
     Audit and legal fees                         127,434              403           18,140             3,361
     Bad debt expense                              25,101                -            6,657                 -
     Management and administration fees           261,447                -                -                 -
     Foreign exchange                               6,698                -                -                 -
     Interest on debt                              29,718           18,973           44,479               832
     Investor and shareholder relations           131,294                -                -                 -
     Listing and transfer fees                     27,505                -                -                 -
     Office and miscellaneous                     104,686            8,904           42,120            20,506
     Salaries, wages and benefits                  95,917           36,708          171,961            39,401
     Travel                                        36,552                -                -                 -
     Loss on disposal of fixed assets              16,042                -                -                 -
     Gain on sale of marketable securities       (14,573)                -                -                 -
                                             ------------    -------------    -------------         ---------
                                                  945,935           77,386          332,018            88,048
                                             ------------    -------------    -------------         ---------

                                                  954,379           83,329          499,355           257,556

NET LOSS FOR THE PERIOD

                                                  840,240          756,911          257,556                 -
                                             ------------     ------------     ------------        ----------
DEFICIT, BEGINNING OF PERIOD

                                              $ 1,794,619     $    840,240     $    756,911        $  257,556
                                             ============     ============     ============        ==========
DEFICIT, END OF PERIOD



LOSS PER SHARE                                $      0.06     $       0.09     $       0.53        $     0.27
                                             ============     ============     ============        ==========

-------------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

STOCKSCAPE.COM TECHNOLOGIES INC.
(Formerly "Cornucopia Resources Ltd.")
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars unless otherwise stated)

----------------------------------------------------------------------------------------------------------------

                                                               Three Months
                                               Year Ended             Ended        Year Ended       Year Ended
                                              December 31      December 31,      September 30    September 30,
                                                     1999              1998              1998             1997
                                                     ----              ----              ----             ----
CASH PROVIDED BY (USED FOR)

         OPERATIONS

Net loss for the year                        $   (954,379)   $      (83,329)  $     (499,355)      $  (257,556)
Items not involving cash
     Depreciation                                  73,106             8,416           35,895            17,539
     Loss on disposal of fixed assets              16,042                 -                -                 -
     Interest paid by issuance of shares           21,105                 -                -                 -
     Gain on sale of marketable
     securities                                   (14,573)                -                -                 -

Changes in non-cash working capital items        (239,801)           (54,822)        137,065           (11,112)
                                              ------------        -----------     -----------       -----------
                                               (1,098,500)          (129,735)       (326,395)         (251,129)

INVESTING

Proceeds on disposal of marketable
securities                                        144,218                  -               -                 -
Purchase of short-term investments             (5,847,601)                 -               -                 -
Purchase of capital assets                       (343,817)            (2,497)        (59,604)           (92,573)
Proceeds from sale of capital assets                4,200                  -               -                 -
Purchase of intangible assets                      (5,689)            (1,758)         (5,150)            (3,852)
Cash acquired on business combination
(Note 3)                                           36,819                  -               -                 -
                                              ------------        -----------     -----------       -----------
                                               (6,011,870)            (4,255)        (64,754)          (96,425)

FINANCING

Share subscriptions                                     -                 -                -           200,000
Short-term financing                              102,500                 -                -                 -
Repayment of short-term financing                (177,500)                -                -                 -
Private placement proceeds, net of issue
costs                                           1,952,687                 -                -            57,500
Proceeds on exercise of Series A Warrants       2,600,000                 -                -                 -
Proceeds on exercise of Series B Warrants       3,190,100                 -                -                 -
Proceeds on exercise of options                   201,250                 -                -                 -
Long-term debt (Note 7)                           130,907            93,677          488,479            90,832
                                              ------------        -----------     -----------       -----------
                                                7,999,944            93,677          488,479           348,332
                                              ------------        -----------     -----------       -----------

INCREASE (DECREASE) IN CASH                       889,574           (40,313)          97,330               778
AND CASH EQUIVALENTS

CASH AND CASH EQUIVALENTS,
BEGINNING OF PERIOD                                57,795            98,108              778                 -
                                              ------------        -----------     -----------       -----------
CASH AND CASH EQUIVALENTS,
END OF PERIOD                                 $   947,369         $  57,795       $   98,108        $      778
                                              ============        ==========      ===========       ===========

----------------------------------------------------------------------------------------------------------------

Supplementary information (note 14)

See accompanying notes to consolidated financial statements.

STOCKSCAPE.COM TECHNOLOGIES INC.
(Formerly "Cornucopia Resources Ltd.")
For the Year Ended December 31, 1999, three months ended December 31, 1998 and years ended September 30, 1998 and 1997
(Expressed in Canadian Dollars unless otherwise stated)

------------------------------------------------------------------------------

1.       NATURE OF OPERATIONS

         During 1999, Stockscape.com Technologies Inc. ("Stockscape" or the "Company"; formerly Cornucopia Resources Ltd.), completed a reorganization and change of principal activity from that of exploration and development of mineral properties to that of providing investment information and services through an internet provider. In March 1999, the Company sold its sole remaining active resource property located on the Carlin Trend in the State of Nevada, USA. Effective July 9, 1999, the Company acquired Stockscape.com Technologies (Canada) Ltd. ("Stockscape Canada"), a privately-held internet research Company which maintains an Internet portal for investors at www.stockscape.com which has been in operation since October 1996 (note 3). Effective July 9, 1999, the Company changed its name to Stockscape.com Technologies Inc. on completion of the business combination with Stockscape Canada.

2.       SIGNIFICANT ACCOUNTING PRINCIPLES

(a)      BASIS OF PRESENTATION AND CONSOLIDATION

         THESE FINANCIAL STATEMENTS HAVE BEEN PREPARED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES. SIGNIFICANT DIFFERENCES FROM THOSE IN THE UNITED STATES OF AMERICA ARE DISCLOSED IN
         NOTE 10.

         The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All significant intercompany balances and transactions have been eliminated.

         Effective July 9, 1999, the Company completed the acquisition of 100% of the outstanding common shares of Stockscape Canada. Since the former sole shareholder of Stockscape Canada obtained control of the Company through the share exchange, this transaction has been accounted for in these financial statements as a reverse takeover. Consequently, the consolidated statements of operations and deficit and cash flows reflect the results of operations of Stockscape Canada, the legal subsidiary, for the year ended December 31, 1999, combined with those of Stockscape, the legal parent, from July 9, 1999 to December 31, 1999. In addition the comparative figures presented are those of Stockscape Canada.

(b)      REVENUE RECOGNITION

          (i) Revenues from services provided to create web-sites are recognized as the services are provided.

         (ii) Revenues from investor on-line services, including web-site maintenance and digital dispatches, are recognized as the services are provided.

         (iv) Unearned revenue arises from cash received in advance of services provided and is recorded as revenue when the services are provided.

(c)      INCOME TAXES

         Income taxes are accounted for using the deferral method of income tax allocation. Under this method, a provision for deferred income taxes arises as a result of differences in the timing of income recognition for financial statement and income tax purposes.

(d)      CASH EQUIVALENTS

         Cash equivalents consist of highly liquid investments that are readily convertible to known amounts of cash and have maturity dates of three months or less from date of purchase.

(e)      SHORT-TERM INVESTMENTS

         Short term investments consist of highly liquid investments that have maturity dates greater than three months but less than one year from date of purchase. Short-term investments are recorded at cost which does not materially differ from fair value.

(f)      INVESTMENTS

         The Company's investments represent common shares of publicly listed companies and are carried at the lower of cost or market. Investments in common shares which are subject to trading restrictions for the next year are classified as long-term investments.

(g)      TRANSLATION OF FOREIGN CURRENCIES

         The Company's functional and reporting currency is the Canadian dollar. The Company's United States operations conducted during the year are considered to be integrated operations for purposes of foreign currency translation. Amounts stated in United States dollars are translated into Canadian dollars as follows: monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date; non-monetary assets and liabilities are translated at the rate in effect on the date of the transaction; revenues and expenses are translated at average rates during the reporting period. Gains and losses arising from the conversion of foreign currency balances and transactions are reported in income as they occur.

(h)      CAPITAL AND INTANGIBLE ASSETS

         Capital and intangible assets are stated at cost less accumulated depreciation.

         (i) The following fixed assets are depreciated on a declining balance basis at the following rates:

                         Computer equipment            30%
                         Office equipment              20%

         (ii) Computer software is depreciated on a straight-line basis over twelve months.

         (iii) Leasehold improvements are depreciated on a straight-line basis over their three year lease term.

         (iv) Trademarks and other organization costs are depreciated on a straight-line basis over five years.

         (v) Development and maintenance costs of the corporate web-site are expensed as incurred.

(i)      SHARE CAPITAL

         The Company records proceeds from the issuances of common shares net of issue costs. Shares issued for other than cash consideration are valued at the quoted price on the stock exchange on the date the agreement to issue the shares was reached.

         The Company has a stock-based compensation plan which is described in note 8(c). No compensation expense is recognized for this plan when stock or stock options are issued to directors or employees. Any consideration paid by directors or employees on exercise of stock options or purchase of stock is credited to share capital.

(j)      FINANCIAL INSTRUMENTS

         The carrying value of cash, short-term investments, marketable securities, accounts receivable, long-term investments and accounts payable and accrued liabilities approximate fair values due to their short term nature. The fair value of long term investments is disclosed in Note 4.

(k)      USE OF ESTIMATES

         The preparation of the financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(l)      LOSS PER SHARE

         The loss per share is computed using the weighted average number of common shares outstanding during the reporting period. For periods prior to the date of the reverse takeover, the weighted average number of shares equals that proportion of the Stockscape Canada shares issued at the date of transaction times the 10,000,000 common shares issued on the transaction. Fully diluted loss per share is not presented as the effect on basic loss per share would be anti-dilutive.

(m)      COMPARATIVE FIGURES

         Certain of the prior years comparative figures have been reclassified to conform to the presentation adopted for the current year.

         The Canadian Institute of Chartered Accountants established a new standard for the presentation of cash flows and related information. The Company has adopted the new standard during the year ended December 31, 1999 and has restated the comparative amounts and disclosures to reflect the new standard.

3.       BUSINESS COMBINATION

         Effective July 9, 1999, Cornucopia Resources Ltd. ("Cornucopia") and Stockscape Canada received all of the necessary approvals to complete their agreements to merge. Cornucopia consolidated its shares, changed its name to Stockscape, and issued 10,000,000 post-consolidation common shares to the sole shareholder of Stockscape Canada in consideration for all of its outstanding common shares on a one for one basis. Since the former sole shareholder of Stockscape Canada obtained control of the Company through the share exchange, this transaction has been accounted for in these financial statements as a reverse takeover and the purchase method of accounting has been applied. Under reverse takeover accounting, Stockscape Canada is considered to have acquired Cornucopia.

         Net assets acquired at fair values:

              Cash                                                                        $       36,819
              Marketable securities                                                              229,465
              Non-cash working capital                                                          (476,388)
              Long-term investment                                                             2,981,748
              Resource property                                                                        1
                                                                                          --------------
                                                                                          $    2,771,645
                                                                                          ==============

              Consideration assigned to common shares issued                              $    2,771,645
                                                                                          ==============


         Since, for accounting purposes, the continuing entity is deemed to be Stockscape Canada, the share capital of the Company has been reduced by $56,233,689, which amount results in an assigned value to share capital after the transaction equal to that of Stockscape Canada immediately prior to the transaction plus the value assigned to the consideration issued on the transaction.

         Supplementary financial information presenting the results of operations and cash flows of Cornucopia for the period from January 1, 1999 to June 30, 1999 is presented below. This information covers the period from the date following its most recent audited financial statements presented to its shareholders to the quarter end immediately prior to the effective combination date.

(a)      CONSOLIDATED STATEMENT OF OPERATIONS


                                                                                      PERIOD FROM JANUARY 1
                                                                                      ---------------------
                                                                                           TO JUNE 30, 1999
                                                                                           ----------------
              REVENUE
                      Interest                                                                   $    9,788
                      General and administrative expenses (c)                                      (677,479)
                                                                                                 ----------
              LOSS BEFORE THE FOLLOWING                                                           (667,691)

                      Gain on sale of short-term investments                                         19,950
                      Gain on sale of subsidiary                                                    217,321
                                                                                                 ----------

              LOSS FOR THE PERIOD                                                                $ (430,420)
                                                                                                 ==========


(b)      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                      PERIOD FROM JANUARY 1
                                                                                      ---------------------
                                                                                           TO JUNE 30, 1999
                                                                                           ----------------
              CASH PROVIDED BY (USED FOR)
              OPERATIONS
                      Loss for the period                                                        $ (430,420)
                      Items not involving cash
                           Depreciation                                                              17,520
                           Gain on sale of subsidiary                                              (217,321)
                           Write-down of resource properties                                              4
                                                                                              --------------
                                                                                                   (630,217)

                      Change in non-cash working capital items                                      513,690
                                                                                              --------------
                                                                                                   (116,527)
              Decrease in cash                                                                     (116,527)

              CASH, beginning of period                                                             153,346
                                                                                              --------------

              CASH, end of period                                                                $   36,819
                                                                                              ==============

(c)      CONSOLIDATED SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES


                                                                                      PERIOD FROM JANUARY 1
                                                                                      ---------------------
                                                                                           TO JUNE 30, 1999
                                                                                           ----------------
              Depreciation                                                                       $   17,520
              Audit & legal                                                                         171,378
              Consulting and management fees                                                        149,522
              Foreign Exchange                                                                        3,618
              Investor and shareholder information                                                    4,638
              Listing and transfer fees                                                             133,916
              Office and miscellaneous                                                               36,249
              Rent                                                                                   21,586
              Salaries, wages and benefits                                                          117,952
              Travel                                                                                 21,100
                                                                                              -------------
                                                                                                 $  677,479
                                                                                              =============


(d)      RELATED PARTY TRANSACTIONS

         During the period from January 1, 1999 to June 30, 1999, Cornucopia paid a total of $108,000 to a company controlled by the president and director of the Company in return for management services. In addition, Cornucopia incurred legal fees of $97,227 to a legal firm of which a director is a partner.

4.       LONG TERM INVESTMENTS

         In June 1999, Cornucopia completed the sale of a subsidiary to Great Basin Gold Ltd., ("Great Basin"). The consideration received for this sale was 2,750,000 common shares and 250,000 share purchase warrants of Great Basin which are exercisable at $2.00 per share for a period of one year from June 30, 1999. The closing market price of the Great Basin common shares on June 30, 1999 was approximately $1.45 per share, ($0.98 US). An additional 25% discount has been applied to the carrying value of these Great Basin common shares to reflect the restrictions placed on their resale and voting rights. The total value attributable to the common shares and purchase warrants was $2,981,748. The material continuing restrictions on the rights attached to these shares are as follows:

          (i) The Company is entitled to sell, without restriction, up to 25,000 of the Great Basin shares in any thirty calendar day period or to carry over any or all of that number of shares to the next thirty calendar day period and thereafter for up to four such periods, so that, in effect the Company may sell up to 100,000 Great Basin shares during the last thirty days of a 120 calendar day period.

         (ii) Notwithstanding the above, the Company is entitled to sell up to 100,000 Great Basin shares in any thirty calendar day period provided that it first gives to Great Basin the right to cause such shares to be acquired by a person designated by Great Basin at a price at least equal to the five day average closing price of Great Basin's shares on the five trading days before it received such notice, less a 10% discount. If Great Basin does not exercise that right, the Company is free to sell up to 100,000 Great Basin shares for a period of forty-five days.

        (iii) Under the terms of the agreement, Great Basin has an assignable right to purchase Great Basin shares in excess of 2,000,000 (fully-diluted) held from time to time by the Company at a price based on the five day average closing price of Great Basin's shares, plus 10%, subject to a minimum price of $1.00 per share. The agreement provides for adjustments to the price in the event that the five day average closing price post-sale is more than a specified percentage of the price paid.

         (iv) The Company has agreed to a voting trust in favour of Great Basin management for a period of two years and has been given representation on the board of directors of Great Basin.

         (v) The Company will have the right to participate in future financings of Great Basin in order to maintain its equity interest if so desired.

         The market value of the Great Basin common shares at December 31, 1999 was approximately $8,112,500 ($2.95 per share).

5.       CAPITAL AND INTANGIBLE ASSETS


                                                                                  1999             1998
                                                             Accumulated          ----             ----
         CAPITAL ASSETS                         Cost         Depreciation             Net Book Value
         --------------                         ----         ------------             --------------
         Computer equipment                      $ 352,349         $ 69,091      $ 283,258         $ 79,599
         Computer software                          87,234           35,716         51,518            2,200
         Office equipment                           12,054            3,588          8,466            6,779
         Leasehold improvements                     13,430            8,258          5,172            6,736
                                                 ---------         --------      ---------         --------
                                                 $ 465,067         $116,653      $ 348,414         $ 95,314
                                                 =========         ========      =========         ========
                                                                                  1999             1998
                                                             Accumulated          ----             ----
         INTANGIBLE ASSETS                      Cost         Depreciation             Net Book Value
         -----------------                      ----         ------------             --------------
         Trademarks                              $  15,192          $ 5,121       $ 10,071         $  8,270
         Organization costs                          1,257               -           1,257                -
                                                 ---------         --------      ---------         --------
                                                 $  16,449          $ 5,121       $ 11,328         $  8,270
                                                 =========          =======       ========         ========


6.       RESOURCE PROPERTY

         The Company holds an undivided 100% interest in certain mineral claims on the Yakobi Island property located in Southeastern Alaska. This property is carried at a nominal value of $1.

7.       LONG-TERM DEBT

         As at December 31, 1998, Stockscape Canada had a long-term loan outstanding to its shareholder of $672,988. Additional advances totaling $130,907 were made to Stockscape Canada during 1999. During March, 1999 this loan plus accrued interest charged at 12% per annum totaled $825,000 and was converted into 8,250,000 common shares of Stockscape Canada.

8.       SHARE CAPITAL

(a)      AUTHORIZED

         100,000,000 Preferred Shares without par value, with rights to be determined upon issue 200,000,000 Common Shares without par value

         During 1999, the Company consolidated its authorized common share capital on a 10 old for 1 new basis and subsequently increased its authorized share capital to its pre consolidation level of 200,000,000 Common Shares

(b)      ISSUED AND OUTSTANDING


                                                                                Number of
         Stockscape.com Technologies (Canada) Ltd.                                Shares          Amount
         -----------------------------------------                                ------          ------
         BALANCE AS AT OCTOBER 1, 1996                                                   -     $          -

               Shares issued for cash                                               950,000          57,500
                                                                                -----------    ------------

         BALANCE AS AT SEPTEMBER 30, 1997 AND 1998
         AND DECEMBER 31, 1998                                                      950,000          57,500

               Shares issued for cash subscriptions                                 800,000         200,000
               Shares issued on conversion of debt (Note 7)                       8,250,000         825,000
                                                                                -----------    ------------

         BALANCE  AS AT  JUNE  30,  1999,  PRIOR  TO THE  ARRANGEMENT
         WITH CORNUCOPIA RESOURCES LTD. (BELOW AND NOTE 3)                       10,000,000      $1,082,500
                                                                                 ==========      ==========

         All of the above outstanding common shares were exchanged into post-consolidation Stockscape common shares on a 1 for 1 basis at time of business combination, (see below).

                                                                               Number of
         Stockscape.com Technologies Inc.                                        Shares            Amount
         --------------------------------                                        ------            ------
         BALANCE AS AT DECEMBER 31, 1997                                        38,556,040      $55,805,794
                Issued for services                                                107,500           31,717
                Issued for services                                                150,517           27,378
                Issued for cash                                                  2,777,777          368,800
                                                                                ----------     ------------

         BALANCE AS AT DECEMBER 31, 1998                                        41,591,834       56,233,689
                Consolidation of common shares on a
                10 old for 1 new basis                                         (37,432,651)               -
                                                                                -----------    ------------

         BALANCE AS AT JUNE 30, 1999, prior to business combination
                                                                                 4,159,183       56,233,689

                Shares of Stockscape issued in exchange for shares
                    of Stockscape Canada, valued at the fair value of
                    the net tangible assets of Cornucopia prior to the
                    transaction (Note 3)                                        10,000,000        2,771,645

                Adjustment to record business combination
                    Reduction in book value of the Company's  share capital
                    to that of Stockscape Canada (Note 3)                                -      (55,151,189)
                                                                               -----------     ------------

         BALANCE, after business combination                                    14,159,183        3,854,145

                Issued for cash due to private placement                         4,000,000        1,952,687
                Issued for cash on exercise of Series A Warrants                 4,000,000        2,600,000
                Issued for cash on exercise of Series B Warrants                 3,358,000        3,190,100
                Issued for cash on exercise of Stock Options                       402,500          201,250
                                                                             -------------  ------- -------

         BALANCE AS AT DECEMBER 31, 1999                                        25,919,683      $11,798,182
                                                                             =============      ===========

(c)      STOCK OPTIONS

         The Company has adopted a stock option plan that allows it to grant options to its officers, directors, employees and consultants. The exercise price of each option is determined by the board of directors, but may not be less than the market price on the date on which the option is granted. The number of share options granted is determined by the board of directors with the aggregate number of share options granted to any individual not to exceed 5% of the issued and outstanding common shares of the Company. Options have a maximum term of five years and terminate thirty days following the termination of the optionee's employment, except in the case of retirement, death or disability, in which case they terminate one year after the event. The vesting period of options is determined at the time of granting at the discretion of the board of directors. Once approved and vested, options are exercisable at any time.

                                                                            Number         Weighted-Average
                                                                         of Shares           Exercise Price
                                                                         ---------           --------------
         Granted during the year                                         1,410,000                  $  0.54
         Exercised                                                        (402,500)                    0.50
                                                                        -----------                --------

         Outstanding at December 31, 1999                                1,007,500                  $  0.56
                                                                         =========                  =======

         Exercisable at December 31, 1999                                  872,500
                                                                        ==========

                                                    Number                                           Number
                                            Outstanding at                Remaining          Exercisable at
         Exercise                             December 31,              Contractual            December 31,
         Price                                        1999                     Life                    1999
         --------                      -------------------             ------------          --------------
         $0.50                                     872,500                4.5 years                 872,500
         $0.60 USD                                 135,000                  5 years                       -
                                                ----------              -----------           -------------

                                                 1,007,500                                          872,500
                                                 =========                                          =======

(d)      SHARE PURCHASE WARRANTS

                      Number                      Exercise Price                         Expiry Date
                      -----                       --------------                         -----------
                      175,000                         $ 2.00                       December 31, 2001
                      400,000                         $ 0.50                           July 12, 2004
                      -------
                      575,000
                      =======

(e)      ESCROWED SHARES

         The 10,000,000 common shares issued in exchange for Stockscape Canada have been placed in escrow and are not subject to release so long as trading restrictions exist under U.S. securities laws.

9.       SEGMENTED INFORMATION

         The Company operates in a single operating segment, being the maintenance of an internet portal for investors. At December 31, 1999 all of the Company's material assets were held in Canada.

10. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES

         These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). A description of accounting principles that differ in certain respects from United States generally accepted accounting principles ("U.S. GAAP") follows:

(a)      INCOME TAXES

         Under the asset and liability method of United States Statement of Financial Accounting Standards No. 109, ("SFAS 109"), deferred income tax assets and liabilities are measured using enacted tax rates for the future income tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. There is no effect of adopting the provisions of SFAS 109 on the Company's financial statements as the recognition criteria for deferred tax assets has not been met.

(b)      STOCK-BASED COMPENSATION

         The Financial Accounting Standards Board in the U.S. has issued Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation". As permitted by the statement, the Company has elected to continue measuring stock-based compensation costs for employees using the intrinsic value based method of accounting.

         Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market value of the stock at grant date over the amount an employee or director must pay to acquire the stock. As the exercise prices of options granted by the Company to employees and directors approximate market value at the grant date, the Company has determined that the adoption of this accounting policy for U.S. GAAP purposes does not result in a Canadian/U.S. GAAP difference.

10. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES, (CONTINUED)

(b)      STOCK-BASED COMPENSATION, (CONTINUED)

         Stock options granted to non-employees for services rendered to the Company are required to be accounted for based on the fair value of the services provided or the consideration issued. As the Company has not granted any stock options to non-employees during any of the periods presented, the Company has determined that the adoption of this accounting policy for U.S. GAAP purposes does not result in a Canadian/U.S. GAAP difference.

(c)      INVESTMENTS

         Under Financial Accounting Standard No. 115 "Accounting for Certain Investments in Debt and Equity Securities" ("FAS 115") the Company's investments in securities would be classified as available-for-sale securities and carried at fair value. Unrealized holding gains and losses on available-for-sale securities are excluded from earnings under U.S. GAAP and reported as a net amount in a separate component of shareholders' equity until realized.

         Under practices proscribed by the Securities and Exchange Commission, the Company would not apply a 25% discount to the carrying value of the Great Basin equity securities received as consideration for the sale of its wholly-owned subsidiary (Note 4).

(d)      COMPREHENSIVE INCOME

         The Financial Accounting Standards Board in the U.S. has issued Financial Accounting Board Statement No. 130 ("FAS 130"), "Reporting Comprehensive Income". This statement establishes standards for reporting and display of comprehensive income and its components in financial statements. Comprehensive income includes all changes in equity during a period except those resulting from transactions and other events and circumstances from owner sources. Under FAS 130, unrealized holding gains and losses on available-for-sale securities would be included as a component of comprehensive income.

(e)      NEW ACCOUNTING STANDARDS

         Effective for fiscal years beginning after June 15, 2000, the Financial Accounting Standards Board Statement No. 133 ("FAS 133") "Accounting for Derivative Instruments and Hedging Activity" is applicable for U.S. GAAP purposes. FAS 133 established accounting and reporting standards for derivative instruments and for hedging activities. As at December 31, 1999, the Company does not have any derivative instruments and, therefore, believes that the adoption of FAS 133 would not have resulted in a material Canadian/U.S. GAAP difference.

10. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES, (CONTINUED)

(f)      RECONCILIATION

         The effect of the differences between Canadian GAAP and U.S. GAAP on the balance sheets and statements of operations and deficit are summarized as follows:

         ==================================================================================================
                                                                         December 31,          December 31,
                                                                                 1999                  1998
         --------------------------------------------------------------------------------------------------
         Assets under Canadian GAAP                                     $  10,333,300            $  245,978

         Adjustment for unrealized holding gain (note 10(c))                4,125,000                     -

         Adjustment for discount on investments (Note 10(c))                1,005,752                     -
                                                                     ----------------             ---------

         Assets under U.S. GAAP                                         $  15,464,052            $  245,978
                                                                        =============            ==========

         ===================================================================================================
                                                                         December 31,          December 31,
                                                                                 1999                  1998
         ---------------------------------------------------------------------------------------------------
         Shareholders' equity, under Canadian GAAP                      $  10,003,563           $  (582,740)

         Adjustment for unrealized holding gain (note 10(c))                4,125,000                     -
                                                                        -------------            -----------

         Shareholders' equity under U.S. GAAP                           $  14,128,563           $  (582,740)
                                                                        =============           ============
         ===================================================================================================
                                                                               Three months
                                                             Year ended               ended      Year ended
                                                           December 31,        December 31,   September 30,
                                                                   1999                1998            1998
         ---------------------------------------------------------------------------------------------------
         Net loss under U.S. GAAP                          $   (954,379)         $  (83,329)    $  (499,355)

         Other comprehensive income:
              Adjustment for unrealized holding
              gain (Note 10(c))                               4,125,000                   -               -
                                                              ---------          ----------     -----------

         Comprehensive income (loss)                       $  3,170,621          $  (83,329)    $  (499,355)
                                                           ============          ===========    ============

11.      INCOME TAXES

         The Company has non-capital losses available in Canada of approximately $12.1 million which may be carried forward and applied to reduce future taxable income. If not utilized these losses will expire during the years ended 2000 to 2006.

         The Company also has net operating loss carry forwards for United States income tax purposes of approximately $16 million USD which if not utilized to reduce United States taxable income in future periods, expires through 2011. These available tax losses may only be applied to offset future taxable revenues from the Company's current US subsidiaries and to offset specific types of revenues.

         The potential tax benefits, if any, relating to these tax losses have not been recorded in the accounts of the Company.

12.      RELATED PARTY TRANSACTIONS

         The following amounts represent totals paid to related parties of Stockscape.com Technologies Inc. for the period July 1, 1999 to December 31, 1999 and Stockscape Canada for the full calendar year of January 1, 1999 to December 31, 1999.

(a) The Company paid a total of $66,972, (three months ended December 31, 1998 - nil; years ended September 30, 1998 and 1997 - nil), to a company controlled by the president and director of the Company in return for management services.

(b) A Company controlled by the Chief Financial Officer and a director of the Company provides reception, accounting, administrative and management services to the Company. During the year, the Company incurred charges totaling $191,578, (three months ended December 31, 1998 - $14,490; year ended September 30, 1998 - $65,794, year ended
         September 30, 1997 - $47,306), for these services of which $68,076 was outstanding at year end (1998 - $17,934).

(c) The Company incurred legal fees totaling approximately $23,055, (three months ended December 31, 1998 - nil; years ended September 30, 1998 and 1997 - nil), to a legal firm of which a director is a partner.

(d) The Company paid a total of $6,970, (three months ended December 31, 1998 - nil; years ended September 30, 1998 and 1997 - nil), to company controlled by a director for foreign news release dissemination fees.

(e) As at December 1998, Stockscape Canada had an outstanding loan due to its shareholder of $672,988. Additional advances were made by this shareholder totaling $130,907 up to March of 1999. Interest of $21,105 (three months ended December 31, 1998 - $18,973; years ended September 30, 1998 and 1997 - $6,372) was accrued during this period with the entire loan balance then converted into common shares of Stockscape Canada at the option of this shareholder.

         Subsequent to the conversion of this shareholder's long term loan, this shareholder made additional short term advances to Stockscape Canada of $102,500. This short-term loan plus accrued interest of $2,790 was repaid in full during the year.

         This same related party also made short term advances to Cornucopia before the reverse takeover totaling $75,000 in order to fund its operations. This short term loan plus accrued interest of $2,175 was also repaid in full subsequent to the reserve takeover.

13.      COMMITMENTS

         The Company has the following commitments relating to lease obligations. The future minimum lease payments are as follows:

                   Year                        Payments
                   ----                        --------
                   2000                        $ 73,046
                   2001                          49,810
                   2002                           4,139
                                                -------
                                              $ 126,995
                                              =========

         The Company has the right to purchase certain capital assets outright at 10% of the original purchase price of the assets. This option must be exercised three months before expiry of its corresponding lease.

14.      SUPPLEMENTAL CASH FLOW INFORMATION

         Supplemental cash flow information is as follows:

         Changes in non-cash working capital:

         =======================================================================================================
                                                                 Three months
                                                 Year ended             ended        Year ended      Year ended
                                               December 31,      December 31,     September 30,   September 30,
                                                       1999              1998              1998            1997
         -------------------------------------------------------------------------------------------------------
         Accounts receivable                    $    15,656        $  (45,737)      $   (10,002)     $  (19,940)
         Prepaid expenses                             2,865            (1,208)           (6,281)         (1,431)
         Accounts payable and accrued
         liabilities                               (270,355)           23,923            66,324          10,259
         Client deposits                                  -           (11,926)           11,926               -
         Unearned revenue                            12,033           (19,874)           75,098               -
                                                ------------       -----------       ----------       ----------
                                                $  (239,801)       $  (54,822)       $  137,065      $  (11,112)
                                                ============       ===========       ==========      ===========

         =======================================================================================================
                                                                 Three months
                                                  Year ended            ended        Year ended      Year ended
                                                December 31,     December 31,     September 30,   September 30,
                                                        1999             1998              1998            1997
         -------------------------------------------------------------------------------------------------------
         Interest paid                          $      8,613       $  18,973            $44,479          $  832
         Taxes paid                                        -               -                  -               -

         Non-cash investing and financing
              activities:
              Shares issued on business
              combination, net of cash received    2,734,826               -                  -               -
              Shares issued for prior year's
              cash subscriptions                     200,000               -                  -               -
              Shares issued on long-term
              debt conversion                        825,000               -                  -               -
              Marketable securities received
              in exchange for amounts owing                -               -                937               -
         ========================================================================================================

15.      SUBSEQUENT EVENTS

(a) Subsequent to December 31, 1999, the Company incorporated a new wholly owned United States operating company, Stockscape Corporate Communication USA, LLC, for the purpose of providing investor on-line services to companies incorporated in the United States.

(b) The Company granted a total of 695,000 stock options to directors, officers and employees. These options have an exercise price of $0.75 USD per option and have an expiry date of January 9, 2005.

(c)      The Company issued 362,500 common shares for proceeds of $181,250.

                                   SIGNATURES


Pursuant to the requestments of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has fully caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       STOCKSCAPE.COM TECHNOLOGIES INC.



Date:        June 5, 2000              /s/                Andrew F. B. Milligan
-------------------------              ----------------------------------------
                                                          Andrew F. B. Milligan
                                            President & Chief Executive Officer
                                                                       Director


Date:        June 5, 2000              /s/                        John J. Brown
-------------------------              ----------------------------------------
                                                                  John J. Brown
                                                        Chief Financial Officer
                                                                       Director