Form 20-F
period 2000-12-31
STOCKSCAPE COM TECHNOLOGIES INC
filed 2001-06-26
CIK 832342

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

x ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

Commission file number 0-16778

STOCKSCAPE.COM TECHNOLOGIES INC.

(formerly Cornucopia Resources Ltd.)

(Exact name of Registrant as specified in its charter)

Canada

(Jurisdiction of incorporation or organization)

#407 - 325 Howe Street

Vancouver, British Columbia, V6C 1Z7

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Exchange Act: NONE

Securities registered or to be registered pursuant to Section 12(g) of the Exchange Act: Common Shares without par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. NONE

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Issued & Outstanding

Title of Each Class at December 31, 2000

Common Shares, Without Par Value 26,357,183

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ü No __

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ü Item 18

Page 1 of 83. The Index to Exhibits is found on page43.

STOCKSCAPE.COM TECHNOLOGIES INC.

TABLE OF CONTENTS

PART I 5

GENERAL 5

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS 5

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS n/a

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE n/a

ITEM 3 KEY INFORMATION 6

Selected Financial Data 6 Exchange Rate Risk 7

Effects of Currency Translation and Conversion 7

Risk Factors 7

Equity Price Risk 8

Limited Operating History 8

Early Development Stage and History of Losses 9

Future Capital Needs/Liquidity Deficiencies/Potential Lack of Financing 9

Potential Fluctuations in Quarterly Results 9

Dependence on Key Personnel 9

Intense Competition 9

Product Enhancement 10

Technological Risks 10

Government Regulation and Legal Uncertainties 10

Liability for Information Retrieved From the Web 11

Security Risks 11

Reliance On Intellectual Property and Proprietary Rights 11

Dependence On Continued Growth In Use of Internet 12

Control By A.R. Rule Investments (B.C.) Ltd. 12

Title to Properties 12

Regulatory and Environmental Matters 12

Gold Price Volatility 12

Inflation and Price Changes 12

Foreign Operations 13

Market for Securities 13

ITEM 4 INFORMATION ON THE COMPANY 13

History 13

Business Development 14

Significant Transactions of the Company 15

(1) Major Reorganization 15

(2) Sale of Touchstone Resources Company and Ivanhoe Property Interest 15

(3) Acquisition of Stockscape Technologies Ltd. 16

(4) Sale of Mineral Ridge Mine 16

(5) Acquisition of Silverback Communications Inc. 17

Business Overview 17

Organizational Structure 19

Property, Plants and Equipment 19

Investments in Properties Related to the Company's Prior Business 19

(1) Yakobi Island Property 19

(2) Red Mountain Property 20

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS 20

Overview 20

Results of Operations 21

Liquidity and Capital Resources 22

Outlook 23

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES 23

Business Experience of Directors and Officers 24

Board Practices 25

Board Committees 26

Board Compensation 26

Executive Compensation 26

Board Compensation Committee Report on Executive Compensation 26

Summary of Executive Compensation 26

Management Agreements and Termination of Employment and Change-In-Control Arrangements 27

Employees 28

Share Ownership 28

Stock Incentive Grants 29

Stock Incentive Plan 30

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS 32

Major Shareholders 32

Related Party Transactions 32

ITEM 8 FINANCIAL INFORMATION 32

Consolidated Statements and Other Financial Information 32

Legal Proceedings 33

Significant Changes 33

ITEM 9 THE OFFER AND LISTING 33

Offer and Listing Details & Plan of Distribution n/a

Trading Market and Related Stockholder Matters 33

Selling Shareholders, Dilution & Expense of the Issue n/a

ITEM 10 ADDITIONAL INFORMATION 34

Share Capital 34

Memorandum and Articles of Association 34

Material Contracts 34

Exchange Controls and Other Limitations Affecting Security Holders 34

Certain Canadian Federal Income Tax Consequences 36

United States Tax Consequences 37

Anti-Take Over Provisions of Articles 40

Documents on Display 40

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK 40

PART II41

ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES n/a

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES 41

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS 41

ITEM 15 [Reserved] n/a

ITEM 16 [Reserved] n/a

PART III 41

ITEM 17 FINANCIAL STATEMENTS 41

SIGNATURES 42

ITEM 18 FINANCIAL STATEMENTS n/a

ITEM 19 EXHIBITS 43

(a) Financial Statements 45 - 67

(b) Exhibit Index 43

(c) Reports on Form 6-K 44

GENERAL

Unless the context otherwise requires, the "Registrant or Stockscape" means Stockscape.com Technologies Inc. and the "Company" means the Registrant and its subsidiaries and "Registrant Board" means the Board of Directors of the Registrant. The Registrant's CUSIP number is #861320-10-9. The Company's principal office is located at #407 - 325 Howe Street, Vancouver, British Columbia, V6C 1Z7, telephone (604) 687- 0619, facsimile (604) 681- 4170, E-mail address invest@stockscape.com, Web address www.stockscape.com.

The Registrant is incorporated under the laws of Province of British Columbia, Canada. The Registrant has prepared its consolidated financial statements in accordance with Canadian generally accepted accounting principals ("Canadian GAAP"). A description of accounting principles that differ in certain respects from United States generally accepted accounting principles is explained and quantified in Note 10 to the Consolidated Financial Statements that are included in response to Item 19 of this Annual Report.

The Registrant uses the Canadian dollar as its reporting currency. Prior to the reorganization of the Company in July 1999, the Registrant used the U.S. dollar as its reporting currency. Unless otherwise indicated, all references in this document to "dollars" or "$" are expressed in Canadian dollars. Also see Item 3  "Risk Factors" for more detailed currency and conversion information.

All references to number of common shares and per share amounts in this Annual Report reflect the subdivision of the Registrant's common shares ("Common Shares") on a two-for-one basis on July 7, 1987, and the consolidation of the Registrant's Common Shares on a ten-for-one basis effective July 12, 1999.

The information set forth in this form is as of June 8, 2001 except where an earlier or later date is indicated, and all information included in this document should only be considered correct as of such date, except as otherwise expressly stated.

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

Certain forward-looking statements and information relating to the Company are based on beliefs of its Registrant Board and Company management as well as assumptions based on information currently available to the Company. As such, when included in this Annual Report the words, will, expects, should, intends, anticipates, or other similar expressions, should be considered forward-looking statements. Such statements contained in Item 5  "Operating and Financial Review and Prospects" and Item 11  "Quantitative and Qualitative Disclosures About Market Risk" are inherently subject to a variety of risks and uncertainties that could cause actual results to differ significantly. The Company expressly disclaims any obligation or undertaking to provide any update or revision to any forward looking statement contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based. Readers are cautioned not to place undue reliance on these statements, which speak only as of the date of this Annual Report.

PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

NOT APPLICABLE.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

NOT APPLICABLE.

ITEM 3: KEY INFORMATION

Selected Financial Data

The following selected financial information has been derived from the consolidated financial statements of the Company, for the periods indicated. During 1999, Stockscape completed a significant reorganization and change of principal activity from that of mineral exploration and development to that of providing financial investment information and services. During 1999, the Company acquired Stockscape Canada, which has been in operation since October 1996. The comparative financial information of Stockscape Canada has been presented for the three months ended December 31, 1998 and the years ended September 30, 1998, and 1997. The historical information presented here is derived from audited consolidated financial statements.

The following information should be read in conjunction with Item 5: "Operating and Financial Review and Prospects" and the financial statements included in Item 19 of this document. The Company's Consolidated Financial Statements are prepared in accordance with Canadian generally accepted accounting principles. Material measurement differences between accounting principles accepted in Canada and the United States are described in Note 10 "Notes to the Consolidated Financial Statements".

	Year Ended December 31 2000	Year Ended December 31 1999	Three Months Ended December 31 1998	Year Ended September 30 1998	Year Ended September 30 1997
Operating Data

Revenues	$2,856,472	$1,210,042	$68,422	$170,157	$15,250

Operating Expenses	5,316,765	2,164,427	151,751	669,512	272,806

Net Loss Canadian GAAP Net Loss U.S. GAAP	2,460,293 3,552,062	954,379 954,379	83,329 83,329	499,355 499,355	257,556 257,556

Net Loss per Share - Canadian GAAP Net Loss per Share U.S. GAAP	0.09 0.14	0.06 0.06	0.09 0.09	0.53 0.53	0.27 0.27

Weighted average number of Common Shares outstanding	26,255,100	14,998,008	950,000	950,000	950,000

Balance Sheet and Other Data	December 31 2000	December 31 1999	December 31 1998	September 30 1998	September 30 1997

Total Assets - Canadian GAAP	8,228,585	10,333,300	245,978	243,507	101,035
Total Assets - U.S. GAAP	8,228,585	15,464,052	245,978	243,507	101,055

Working Capital	5,128,609	6,987,354	(13,336)	(27,845)	11,890

Long Term Debt	--	--	672,988	579,311	90,832

Net Assets - Canadian GAAP	7,762,020	10,003,563	(582,740)	(499,411)	(56)
Net Assets - U.S. GAAP	7,762,020	14,128,563	(582,740)	(499,411)	(56)

There have been no changes in accounting methods over the above reported periods except for the change in accounting for income taxes, for Canadian GAAP purposes, as described in Note 2(c) "Notes to Consolidated Financial Statements."

Exchange Rate Risk

Five of the Company's subsidiaries are located in the United States; see Item 4  "Information About the Company", "Organizational Structure." Income from these subsidiaries is affected by exchange rate fluctuations.

On June 8, 2001, the noon rate of exchange quoted by The Bank of Canada for the conversion of the United States dollars into Canadian dollars was $1.5210 (Canadian $1.00 equals US$0.6575). This rate should be used solely for convenience and should not be construed as a representation that the U.S. dollar amount actually represents the converted Canadian dollar amount. This rate may differ from the actual rates used in the preparation the Consolidated Financial Statements of the Company for the years ended December 31, 2000 and 1999, three months ended December 31, 1998 and year ended September 30, 1998, included in this Item 3, Item 5  "Operating and Financial Review and Prospects" and Item 19 (a)  "Financial Statements" of this report.

Effects of Currency Translation and Conversion

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

Year Ended
December 31	Average	Last Day	High	Low
2000	1.4850	1.4995	1.5593	1.4341
1999	1.4733	1.4433	1.4551	1.4420
1998	1.4831	1.5333	1.5845	1.4040
1997	1.3844	1.4305	1.4399	1.3345
1996	1.3630	1.3706	1.3865	1.3287

The Canadian/United States currency exchange rates for the previous six months are set out in the table below.

2001
Month	Average	Last Day	High	Low
June	1.5259	1.5265	1.5302	1.5230
May	1.5415	1.5411	1.5448	1.5377
April	1.5575	1.5585	1.5621	1.5545
March	1.5585	1.5584	1.5618	1.5538
February	1.5218	1.5231	1.5255	1.5189
January	1.5032	1.5029	1.5064	1.4991

Risk Factors

The Company is currently carrying on the business described in Items 4, 5 and 11 through its wholly-owned subsidiary Stockscape.com Technologies (Canada) Ltd. ("Stockscape Canada"). As of June 4, 2001, the Registrant Board resolved to seek a buyer for the operations of Stockscape Canada, and/or the business and operations of Stockscape Canada. If the Company is successful in accomplishing the sale of Stockscape Canada. At the date of this filing, no buyer has been identified. It is expected that the Company's business operations in the future will be significantly different from the business described in this report.

The Company is subject to unknown risks, uncertainties, and other factors, which may cause the actual results, performance, or achievements of the Company to be materially different from any results, performance, or achievements express or implied by any forward-looking statements made in this report. Such factors include:

(i) The Company has a limited operating history and is in the early stages of its development. The Company has been operating since October 1996, and has incurred losses every year. The Company must earn higher revenues in order to reach the breakeven point and begin to earn profits. There are a number of factors that the Company must address to reach this point. The main factor is to increase the number of revenue producing clients using the Company's services, while maintaining tight controls on costs. Other factors include competition, product packaging and demand, hiring and maintaining qualified staff and keeping up to date with new technologies. There is no assurance that the Company can address all of the factors to reach the break-even point;

(ii) Although the Company has sufficient funds to meet its working capital requirements over the next two years, there can be no assurance that new financing will be available to the Company;

(iii) The Company's business is substantially dependent on the functionality of the World Wide Web, generally known as the Internet, through its website www.stockscape.com. Factors outside of the Company's control such as general Internet failures, software or hardware faults, or viruses or direct attacks could disable the Internet system for periods of time. Such external factors are substantially beyond the control of the Company, but steps are taken to mitigate any such factors within the control of the Company including using only proven software and hardware; using certain security and back up features to detect and prevent computer problems; and hiring senior personnel to maintain the internal computer systems.

(iv) Web-based e-commerce is an emerging market. As the technology market sector continues to evolve, seasonality patterns may develop in future markets. As a result there can be no guarantee that the operating results of the Company's business will not be susceptible to fluctuation;

(v) Several risk factors that effect web-based e-commerce are: intense competition, dependence on key personnel, rapid technology changes, potential government regulations, legal uncertainties, liability for information retrieved from the web, security risks, reliance on intellectual property and proprietary rights, and the growth of the Internet and its use;

(vi) The investment in Great Basin is one of the Company's largest assets and is subject to market fluctuation in the price due to the results of this company. While Stockscape does have a representative on the Board of Directors of Great Basin, the common shares are restricted from resale over various periods of time. There is also no certainty that such a large amount of shares being sold would not reduce the price of the shares of Great Basin given that Stockscape's investment at December 31, 2000 represented approximately 9.6% (1999 - 9.9%) of the outstanding common shares of Great Basin.

a. The Company has a major shareholder that holds approximately 38% of the outstanding shares. As a result, this shareholder will possess significant influence over the Company and Registrant Board with regard to approval of any future significant corporate transactions.

b. As the Company was involved in the mining sector prior to its reorganization in 1999, there may be legal risks related to title of properties, sale of properties, regulatory and environmental matters and gold price volatility. The Company is currently defending itself against a lawsuit filed by United States Fidelity and Guaranty Company concerning a reclamation bond on a mining property held by a former subsidiary company sold two years ago.

These risk factors, related to the Company business and the effects of Currency Translation and Conversion are described in more detail as follows:

Equity Price Risk

The Company holds an investment in equity securities received as consideration for the sale of property interests, as described in Item 4  "Sale of Touchstone Resources Company and the Ivanhoe Property Interest". These securities are subject to certain resale restrictions under Agreement and are subject to risks due to changes in quoted market prices and gold price volatility.

Limited Operating History

Stockscape has had a limited operating history upon which an evaluation of its current business plan and its prospects can be based. The Company began operations in July 1996. As at December 31, 2000, Stockscape Canada had been in operation for about 4 ½ years. Much of the first two years was spent solely on the development of its own site and the sites of the publishers and newsletter writers. Neither of these activities produced revenues but both were essential to the business plan in making Stockscape's site unique. There are a number of risks, expenses and problems frequently encountered by companies in the early stages of development, and particularly by companies entering new and rapidly developing markets like the Internet. Such risks include, without limitation, the possibility that the Internet services offered by Stockscape will fail to achieve broad acceptance as a commercial medium, lack of acceptance by consumers of e-commerce, possible failure to generate sufficient e-commerce-based revenues from its Website, failure or inadequacy of network infrastructure (including its server, hardware and software), changes in laws that adversely affect the Internet and e-commerce generally and Stockscape's business in particular, direct and indirect competition for investor communities and advertisers by entities with greater financial, technical and marketing resources, failure to attract, retain and motivate qualified personnel, failure to properly manage the amount and timing of operating costs and capital expenditures in the development of Stockscape's business, operations and infrastructure. There can be no assurance that Stockscape will be successful in addressing such risks, and any failure to do so could have a material adverse effect on Stockscape's business, results of operation and financial condition.

Early Development Stage and History of Losses

The Company is still in the early stages of developing its business. Revenues realized by Stockscape Canada have not been sufficient to meet operating costs. From inception in October, 1996 through to December 31, 2000, its total revenues were $4,320,343 million of which $4,066,514 or 94% is attributable to its operations in fiscal 1999 and 2000. As at December 31, 2000, Stockscape Canada has accumulated losses of approximately $4,254,912. Stockscape has not achieved profitability on an annual basis to date, and it anticipates that it may continue to incur net losses for some time in the future. The extent of these losses will be dependent, in part, on Stockscape's net revenues, if any, from client services, advertisers and e-commerce transactions. Stockscape expects its operating expenses to decrease and to be focused in the areas of customer generation, brand marketing and e-commerce promotion. If net revenue does not increase, or increases in operating expenses precede or are not immediately followed by commensurate increases in net revenue, Stockscape's business, results of operations and financial condition will be materially and adversely affected. At its present stage of development period-to-period comparisons of Stockscape's operating results will not be meaningful and the results for any period should not be relied upon as an indication of future performance. There can be no assurance that Stockscape's operating losses will not increase in the future or that Stockscape will ever achieve or sustain profitability.

Future Capital Needs/Liquidity Deficiencies/Potential Lack of Financing

Stockscape currently has available the funds necessary to meet its anticipated capital needs. However, there can be no assurance that existing funds will be sufficient to meet its working capital requirements and planned expenditures in excess of two years. The Company may need to raise additional funds for the further development of its business and to implement its business plan. There can be no assurance that any additional financing will be available on terms favorable to Stockscape or at all. If adequate funds are not available or are not available on acceptable terms, the Company may not be able to fund expansion of the Stockscape business or to implement its business plan, which would have a material adverse effect on the Company's business, results of operations and financial condition. Additional funds raised through the issuance of equity or convertible debt securities of the Company will reduce the percentage ownership of the Company's current stockholders. Stockholders may experience additional dilution and securities issued in any future financing may have rights, preferences or privileges senior to those of current shareholders of the Company.

Potential Fluctuations in Quarterly Results

The Company expects operating results of its business to fluctuate significantly in the future as a result of a variety of factors, many of which are beyond its control. These factors include fluctuating demand for the advertising products Stockscape offers relative to the state of the capital markets, consumers' acceptance of Stockscape products and e-commerce, the level of traffic on the Stockscape website, the introduction of new or enhanced services by its competitors, changing personnel requirements to address changes in technology, competition and promotion campaigns by Stockscape or any of its competitors, engineering or development fees required to be paid in connection with adding new website development and publishing tools, general economic conditions, and economic conditions specific to the Internet or all or a portion of the technology market. As a strategic response to changes in the competitive environment, Stockscape may from time to time make certain pricing, service or marketing decisions or business combinations that could have a material adverse effect on Stockscape's business, results of operations and financial condition. Stockscape expects to experience seasonality in its business, with user traffic on the Stockscape website potentially being lower during the summer and year-end vacation and holiday periods when overall usage of the Internet is lower. Because web-based e-commerce is an emerging market, additional seasonal and other patterns may develop in the future as the market matures. Any seasonality is likely to cause quarterly fluctuations in Stockscape's operating results.

Dependence on Key Personnel

Competition for senior management, experienced sales and marketing personnel, qualified web engineers and other employees is and is expected to continue to be intense, and there can be no assurance that Stockscape will be successful in attracting and retaining such personnel. Success of the Stockscape business is dependent on the contacts, abilities and performance of its executive officers and other key employees. The loss of the services of any of its executive officers or other key employees could have a material adverse effect on the prospects, business development, and results of operations and financial condition of Stockscape. Also see Item 6: "Employees".

Intense Competition

The market for community-based e-commerce on the Internet is new and rapidly evolving and competition for visitors, advertisers, strategic partners and E-Providers is intense and is expected to increase significantly in the future. Barriers to entry are relatively insubstantial. There is a significant number of other companies who also are primarily focused on creating a web-based investor community on the Internet. Many of these competitors are significantly larger than Stockscape and more established and known in the Internet industry. Stockscape will face competition in the future from web directories, search engines, shareware archives, content sites, commercial online service providers ("OSPs"), sites maintained by Internet service providers ("ISPs") and other entities. There can be no assurance that Stockscape's competitors and potential competitors will not develop investor communities that are equal or superior to those to Stockscape or that achieve greater market acceptance than Stockscape's community. Accordingly, Stockscape will likely face increased competition, resulting in pressure on its advertising revenues.

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

Product Enhancement

As Internet information services and e-commence are rapidly evolving, the Company believes that its future success will depend upon its ability to continually enhance existing products, adapt to the changing requirements of its web-users or customers, and to bring new revenue generating products online in order to set the Company's services apart from the competition.

Technological Risks

The performance of the Company's server and network hardware and software infrastructure is critical to its business and its ability to attract web users and advertisers to its website. Any system failure that causes an interruption in service or a decrease in responsiveness or failure of Stockscape's server and networking systems to handle the volume of traffic of Stockscape's website could impair the attractiveness of its website, thereby reducing the Company's marketing and e-commerce revenues. It is expected that as the business develops the Company will need to purchase additional servers and networking equipment to maintain adequate data transmission speeds, the availability of which may be limited or the cost of which may be significant. The successful delivery of Stockscape's services is also dependent, in substantial part, upon the ability of Stockscape to protect its server and network infrastructure against damage from human error, power loss, telecommunications failure, sabotage, intentional acts of vandalism and similar events. The market in which Stockscape competes is characterized by rapidly changing technology, increasing competition for financing, evolving industry standards, frequent new products and service announcements and enhancements and changing customer demands. Stockscape's success will depend on its ability to adapt to rapidly changing technologies and industry standards, and its ability to continually improve the speed, performance, features, ease of use and reliability of its server and networking system. Any failure to rapidly adapt in a changing environment would have a material adverse effect on Stockscape's competitiveness. Introducing new technology into Stockscape's systems will require significant amounts of capital, substantial amounts of personnel resources and will take time to complete. There can be no assurance that Stockscape will be successful at integrating such technology into its website on a timely basis or without degrading the responsiveness and speed of its website or that, once integrated, such technology will function as expected.

Government Regulation and Legal Uncertainties

Stockscape is not currently subject to direct regulation by any government agency, other than regulations applicable to business generally, and there are currently few laws or regulations directly applicable to access to or commerce on the Internet. However, due to the increasing popularity and use of the Internet, a number of legislative and regulatory proposals are under consideration by U.S. and Canadian federal, state, provincial, local and foreign governmental organizations, and it is possible that a number of laws or regulations may be adopted with respect to the Internet on matters including user privacy, user screening and taxation, which could, in turn, decrease the demand for Stockscape's services, and increase Stockscape's cost of doing business. The applicability to the Internet of existing laws governing issues such as property ownership, copyright, trademark, trade secrets, obscenity, libel and personal privacy is uncertain and developing. Any new legislation or regulation, or application or interpretation of existing laws, could have a material adverse effect on Stockscape's business, results of operations and financial condition.

A number of legislative proposals have been made at the U.S. and Canadian federal, state, provincial and local levels that would impose additional taxes on the sale of goods and services over the Internet and certain jurisdictions have taken measures to tax Internet-related activities. It is possible that some type of taxes will be imposed upon Internet commerce in the future, and there can be no assurance that such legislation or other attempts at regulating commerce over the Internet will not substantially impair the growth of commerce on the Internet and, as a result, adversely affect Stockscape's opportunity to derive financial benefit from such activities. Due to the global nature of the web, it is possible that, although transmissions by Stockscape over the Internet originate primarily in British Columbia, Canada, the governments of various states in the United States and foreign countries might claim jurisdiction over Stockscape or its transmissions. There can be no assurance that violations of local laws will not be alleged or charged by state or foreign governments, that Stockscape might not unintentionally violate such laws or that such laws will not be modified, or new laws enacted, in the future. Stockscape is qualified to do business only in British Columbia, and failure by Stockscape to qualify as a foreign corporation in a jurisdiction where it is required to do so could subject Stockscape to taxes and penalties and could result in the inability of Stockscape to enforce contracts in such jurisdictions. Any of the foregoing developments could have a material adverse effect on Stockscape's business, results of operations and financial condition.

Liability for Information Retrieved From the Web

Because materials may be downloaded by users of Stockscape's website and subsequently distributed to others, there is a possibility that claims may be made against Stockscape for defamation, negligence, copyright or trademark infringement, personal injury or other theories based on the nature, content, publication and distribution of such materials. Such claims have been brought, and sometimes successfully pressed, against OSPs in the past. Stockscape could be exposed to liability with respect to third party content accessible through Stockscape's website. If any third party content provided on Stockscape's website contains errors, a claim could be brought against Stockscape for losses incurred in reliance on such information. Stockscape could incur significant costs in investigating and defending against such claims, regardless of the outcome. Stockscape does not carry general liability insurance intended to protect Stockscape from any liability arising out of the foregoing and insurance may not be available to cover all such potential claims or may not be adequate to indemnify Stockscape for all liabilities that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance overage would have a material adverse effect on Stockscape's business, results of operations and financial condition.

Security Risks

There can be no assurance that experienced programmers or "hackers" may not from time to time attempt to penetrate Stockscape's network security. To the Company's knowledge, none of this activity has occurred. A party who is able to penetrate Stockscape's network security could misappropriate proprietary information or cause interruption in Stockscape's website. Concerns over the security of Internet transactions and the privacy of users may also inhibit the growth of the Internet generally, particularly as a means of conducting commercial transactions. Security breaches or the inadvertent transmission of computer viruses could expose Stockscape to loss, litigation and possible third party liability. There can be no assurance that any contractual provisions or legal disclaimers intended to limit Stockscape's liability in such areas will be successful or enforceable.

Reliance On Intellectual Property and Proprietary Rights

Stockscape regards certain of its technology and certain advertising programs, including E-mail Broadcast, Investor Harvest Program and Newsstand Xpress as proprietary and relies on common law trademark, service mark, copyright and trade secret laws and restrictions on disclosure for protection. The Stockscape name, and certain of its marketing products, is the subject of a registered trademark in Canada and in the United States. Apart from the Stockscape trademark brand names and registered URL's, the company has no other registered trademarks and has no present plans to seek registration of any other trademarks. Stockscape's programs have been developed by its employees and contractors. These contractors are now employed by the Company. While the Company considers its current programs and methodologies proprietary, the nature of the Internet and marketing on the Internet, necessitates ongoing modification, updating and evolution of all proprietary technology. Accordingly, Stockscape generally requires those involved to enter into confidentiality or technology transfer agreements; but controls access to and distribution of its documentation and other information.

Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use Stockscape's proprietary information without authorization or to develop similar technology independently. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which Stockscape's services are distributed or made available through the Internet, and policing unauthorized use of proprietary information is difficult. Legal standards relating to the validity, enforceability and scope of protection of certain proprietary rights in Internet-related business are uncertain and still evolving, and no assurance can be given as to the future viability or value of any proprietary rights of Stockscape. There can be no assurance that Stockscape's business activities will not infringe upon the proprietary rights of others, or that other parties will not assert infringement claims against Stockscape. Stockscape may be subject to claims of alleged infringement of the trademarks, service marks and other intellectual property rights of third parties by Stockscape. Although no such claims have been made to date, such claims and any resultant litigation could be time consuming and expensive to defend. Stockscape currently licenses from third parties certain technologies incorporated into Stockscape's website. As Stockscape continues to introduce new services that incorporate new technologies, it may require to license additional technology from others. There can be no assurance that these third party technology licenses will continue to be available to Stockscape on commercially reasonable terms, if at all.

Dependence On Continued Growth In Use Of Internet

Stockscape's future success is dependent upon continued growth in the use of the Internet and the web. There can be no assurance that the number of Internet users will continue to grow or that e-commerce over the Internet will become more widespread. Further, there can be no assurance that the web infrastructure will continue to be able to support the demands placed on it by continued growth or that the performance or reliability of the web will not be adversely affected by continued growth.

Control By A.R. Rule Investments (B.C.) Ltd.

On July 9, 1999, A.R. Rule Investments (B.C.) Ltd. became the beneficial owner of approximately 55% of the outstanding Common Shares of the Registrant and as of May 17, 2001 holds 38% of the issued and outstanding shares of the Registrant. As a result, this shareholder will possess significant influence over the Company, giving it the ability, among other things, to influence the election of a majority of the Company's Board of Directors and approve significant corporate transactions. Such share ownership and control may also have the effect of delaying or preventing a change in control of the Company, impeding a merger, consolidation, takeover or other business combination involving the Company, or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company and could have a material adverse effect on the market price of the Company's Common Shares.

Title to Properties

The Company owned and leased unpatented mining claims that constituted the majority of the Company's property holdings in the United States. The ownership and validity of unpatented mining claims are often uncertain and may be contested. In view of the Company's reorganization and withdrawal from active mining and exploration in July 1999, the Company had minimal residual property interests, which are described in Item 4 - "Information on the Company", "Investments in Properties Related to the Company's Prior Business."

Regulatory and Environmental Matters

Due to the withdrawal of the Company from active mining and exploration activities, it is unlikely that the Company will be exposed to any significant residual liabilities relating to reclamation since these obligations have been assumed by the purchasers of the Company's interests. Although the Company has withdrawn from active mining and exploration activities, it is always possible that because of its position in the chain of title to patented and leased claims, the Company may be held responsible, in whole or in part, for the remediation of past disturbances. See Item 4: "Information About the Company"; "Significant Transactions of the Company", 4) "Sale of Mineral Ridge Mine"; also see Item 4  "Investments in Properties Related to the Company's prior Business", 1) "Yakobi Island Property"; and Item 8  "Financial Information", "Legal Proceedings".

Gold Price Volatility

The Company has investments in a gold company. In July 1999, the Registrant sold the Ivanhoe project to Great Basin Gold Ltd. in exchange for 2,750,000 common shares of Great Basin, at a deemed price of $1.25 per share, and 250,000 warrants of Great Basin exercisable to purchase an additional 250,000 common shares, described in Item 4  "Significant Transactions of the Company", (2) "Sale of Touchstone Resources Company and Ivanhoe Property Interest". Resale of these shares is subject to certain restrictions under the terms of the agreement. The volatility of gold prices has been evident over recent years as the price of gold dropped to a 20 year low, and there can be no assurance that the price of gold will be such that the Company's investments in gold companies will generate profits.

Inflation and Price Changes

Inflation could affect the profitability of the Company's investments. Inflation is not expected to have any other material impact on the Company beyond the general impact on all businesses, such as higher costs of materials, services and wages.

Foreign Operations

Foreign properties, operations and investments may be adversely affected by local political and economic developments, exchange controls, currency fluctuations, taxation and laws or policies, as well as by laws and policies affecting foreign trade, investment and taxation. The Company has not been adversely affected by any risks inherent in foreign operations to date.

Market for Securities

The Registrant remains a reporting company under the United States Securities Exchange Act of 1934. The Common Shares of the Registrant commenced trading on the NASD OTC Bulletin Board ("OTCBB") effective October 29, 1998 under the symbol CNPGF and, as a result of the Company reorganization since July 12, 1999 trades under its new symbol STKSF. The Registrant voluntarily delisted from The Toronto Stock Exchange; its Common Shares formerly traded in Canada under the symbol "CNP". From October 18, 1988 to October 28, 1998, the Registrant's shares traded on the NASDAQ Stock Market (NASDAQ). As the minimum bid price of the Registrant's shares did not meet the new requirements to remain on NASDAQ, the Registrant's shares were moved to the OTCBB in October 1998. See Item 5: Nature of Trading Market and Related Shareholder Matters.

ITEM 4: INFORMATION ABOUT THE COMPANY

The Company is currently carrying on the business described in Items 4, 5 and 11 through its wholly-owned subsidiary Stockscape Canada. As of June 4, 2001, the Registrant Board resolved to seek a buyer for the operations of Stockscape Canada, and/or the business and operations of Stockscape Canada. At the date of this filing, no buyer has been identified. If the Company is successful in accomplishing the sale of Stockscape Canada, it is expected that the Company's business operations in the future will be significantly different from the business described in this report.

History

The Registrant is currently engaged in the field of e-commerce, through Internet financial information management and database management, through its 100% ownership of Stockscape Canada, which maintains an established web-based investment portal offering integrated financial content and analytical tools at www.stockscape.com. Until its reorganization in July 1999, the Company was historically involved in the exploration and development of precious metal deposits.

The principal place of business of the Registrant is located at Suite 407, 325 Howe Street, Vancouver, British Columbia, V6C 1Z7, Canada, telephone 604-687-0619. The Registrant conducts its business affairs in Canada through its wholly-owned subsidiaries, Stockscape Canada, Stockscape Corporate Communications Canada Ltd. ("Stockscape CCC"), both incorporated under the Company Act (British Columbia), Canada, and in the United States through its wholly-owned subsidiaries, Stockscape Corporate Communications U.S. L.L.C. ("Stockscape U.S."), a Florida corporation, Cornucopia Resources Inc. ("Cornucopia Inc."), a Nevada corporation, and through the latter company's wholly-owned subsidiary Red Mountain Resources, Inc. ("Red Mountain"), a Colorado corporation. See Item 4  "Organizational Structure"

The Registrant was organized on November 14, 1985, under the laws of the Province of British Columbia, Canada by the statutory amalgamation of Cyrano Resources Inc. and Cornucopia Resources Ltd., two British Columbia mining exploration and development companies that were incorporated in 1980 and 1982, respectively. Subsequent to the amalgamation in 1985, the Registrant assumed Cyrano Resources Inc.'s listing on the Vancouver Stock Exchange, a predecessor to the Canadian Venture Exchange ("CDNX"). On January 29, 1988, Common Shares of the Registrant were listed on the Toronto Stock Exchange (symbol CNP). The Common Shares were also quoted in the United States on the NASDAQ Stock Market, National Market System until January 17, 1992, and the NASDAQ SmallCap Market until October 29, 1998, and are currently quoted on the NASD OTC Bulletin Board ("OTCBB") under symbol STKSF. At the Registrant's request, its Common Shares were delisted from trading on the Vancouver Stock Exchange on February 4, 1993. As part of the reorganization of the Company, the Registrant requested that its shares be delisted from the Toronto Stock Exchange on March 31, 1999.

On March 2, 1999, the Company, under its former name, Cornucopia Resources Ltd. ("Cornucopia") announced a major reorganization involving the sale of its principal and only active mining asset, a 25% interest in the Ivanhoe property (the "Ivanhoe Property") in Nevada, and the intended acquisition of a British Columbia company, carrying on business as a privately held Internet investment research provider with an established website at www.stockscape.com, and a change in its business from the mining sector to that of the Internet technology sector.

On June 30, 1999, at an extraordinary general meeting of the shareholders of the Company, the shareholders approved the sale of the Ivanhoe Property interest and the reorganization of the Company (including a 10 for 1 share consolidation) and on July 9, 1999, the Registrant changed its name from Cornucopia Resources Ltd. to Stockscape.com Technologies Inc. Also, on July 9, 1999, the Registrant acquired Stockscape.com Technologies (Canada) Ltd. ("Stockscape Canada"), a privately held Internet company. On July 12, 1999, the Registrant's shares began trading on the OTC Bulletin Board under its new name and new stock symbol STKSF. More detailed disclosure on this is provided in Item 4 - "Significant Transactions of the Company"; (1) "Major Reorganization" and (3) "Acquisition of Stockscape Technologies Ltd."

On June 4, 2001, the Company issued a news release announcing that it was seeking a buyer for its Internet subsidiary, Stockscape Canada, and that discussions were underway with a number of potential purchasers (see Exhibit 10.1). More detailed disclosure on this new development is provided in the following section "Business Development."

Business Development

From incorporation up to its reorganization as Stockscape.com Technologies Inc. in July 1999, the Company was primarily involved in the acquisition, exploration, development and mining of precious mineral resource properties in the United States. Until 1995, the Company's principal project was the exploration, development and subsequent production of gold at the Ivanhoe Property near Battle Mountain in Elko County, Nevada. From 1995 through to October 1998, the Company's primary focus shifted to the Mineral Ridge Mine in Silver Peak, Nevada.

By April 1996, the Company had finalized the acquisition of the Mineral Ridge property and adjoining claims, and proceeded with the development of the Mineral Ridge Mine. In October 1996, the mine received a Reclamation Permit and posted an initial reclamation bond in the amount of $1.6 million and all permits had been obtained from the State of Nevada for commencement of construction. In 1997 the mine was constructed and gold production began. Due to declining gold prices and a reduction of mineable reserves, mining ceased in November 1997 and steps were taken to seek a buyer for the mine. On October 21, 1998, the Mineral Ridge Mine was sold to Vista Gold Corp. of Denver, Colorado by the sale of the shares of Mineral Ridge Resources Inc. ("Mineral Ridge"), a Nevada corporation.

In August 1997, the Company through its subsidiary Touchstone Resources Company ("Touchstone"), a Nevada corporation, which held a 25% interest in the Ivanhoe property, entered into a Venture Agreement with Great Basin Gold Ltd. ("Great Basin")who held a 75% interest in the property. Great Basin is a British Columbia reporting company with shares listed for trading on the CDNX and the OTCBB in the United States. Provisions in the Venture Agreement allowed the Company the option of not participating in exploration program budgets,but at the cost of a continuing dilution of its interest in the project. As the Company did not have cash reserves to contribute to the exploration programs on a regular basis, the Company decided to sell its interest in the Ivanhoe property. On March 2, 1999, the Company entered into an agreement with Great Basin, to sell its remaining interest in the Ivanhoe Property. Touchstone and the Ivanhoe Property were sold to Great Basin on June 30, 1999. See Item 4: "Significant Transactions of the Company" - (1) "Major Reorganization" and (2) "Ivanhoe Joint Venture Agreement and Sale of Ivanhoe Property Interest."

The Registrant sold its 100% interest in Touchstone to Great Basin on June 30, 1999. The Registrant also sold its 100% interest in certain mineral claims located in southeast Alaska (the "Yakobi Island Property") on March 16, 2001. See Item 4  "Investments in Properties Related to the Company's Prior Business, (1) Yakobi Island Property". See Item 4  "Investments in Properties Related to the Company's Prior Business, (2) Red Mountain Property".

As part of the acquisition of Stockscape Canada, the Registrant acquired another wholly owned subsidiary, Stockscape CCC, that was incorporated as a non-reporting company under the provisions of the Company Act (British Columbia) on June 9, 1999, under the name 586937 B.C. Ltd. and which subsequently changed its name to Stockscape Corporate Communications Canada Ltd. effective October 7, 1999.

On January 10, 2000, the Registrant incorporated another wholly owned subsidiary, Stockscape US, to conduct the Company's public relations business and investor relations marketing activities in the United States. The Registrant may incorporate additional subsidiary companies, if considered advisable, to hold interests in other companies, properties, or projects it may acquire.

On August 17, 2000 the Company announced that it had executed a Letter of Intent to acquire all of the assets of a United States based company, Silverback Communications Inc., effective August 1, 2000, subject to all necessary regulatory approvals. Silverback is a full-service, value-added niche media planner for financial publishers and the investor relations community. On November 22, 2000, the Company announced that the Letter of Intent to purchase of Silverback had been finalized, subject to the purchase agreement being finalized. See section Significant Transactions of the Company, (5) Acquisition of Silverback Communications Inc.

During the remainder of 2000 and first quarter 2001, the Company continued to develop the website and Internet business despite the collapse of the market for Internet-related stocks and information-technology services. Company management believes that investors will increasingly rely on the Internet as a vehicle for providing timely investment information, fast and reliable trading capability, portfolio management and investment research tools and that it will become increasingly important for public companies to have regulatory, investor relations and corporate information available to shareholders on the Internet. However, the demand for online advertising and these Internet services did not materialize for the Company as quickly as was anticipated. Revenue for the year resulted in a net loss of $2,460,293, even though it represented an increase of 136% from the previous year. Company management implemented a cost-cutting program in early 2001 in order to minimize operating and overhead expenses, but revenue projections are still forecasting a loss for year ended 2001.

As it is anticipated that the ongoing development costs of Stockscape Canada will continue to erode the Company's cash reserves, the Registrant Board decided to seek a buyer for Stockscape Canada and announced that discussions were underway with several potential purchasers (see Exhibit 10.1). Also, on June 4, 2001, all employees of Stockscape Canada were given notice of termination of employment effective June 30, 2001. If an arrangement can not be made to sell Stockscape Canada to a suitable buyer, the Company may significantly downsize or permanently close down the operating subsidiary's business. More information about Stockscape Canada is provided in the following section "Significant Transactions of the Company", item (1) "Major Reorganization" and item (3) "Acquisition of Stockscape Technologies Ltd."

Significant Transactions of the Company

(1) Major Reorganization

On March 2, 1999, the Company announced that it had entered into arrangements at arm's length with parties that would result in a substantial reorganization of the Company and its business. The reorganization was subject to regulatory approval (which was received in May, 1999) and shareholder approval, which was obtained at the Company's Annual and Extraordinary General Meeting held on June 30, 1999.

The Company had entered into an agreement with Great Basin pursuant to which the Company agreed to sell to Great Basin all of the issued and outstanding shares of Touchstone. Because the Company's interest held by Touchstone in the Ivanhoe Property was its sole remaining active mining interest, the sale of that asset represented a major change in the status of the Company as a mining entity and the sale of substantially all of the Company's undertaking. Details of the agreement with Great Basin are outlined in the following section (2) "Sale of Touchstone Resources Company and Ivanhoe Property Interest".

Concurrently with the disposition of its remaining active mining asset, the Company completed the acquisition of Stockscape Canada. Detailed disclosure on Stockscape and its business is provided in the following section (3) "Acquisition of Stockscape Technologies Ltd." and Item 4  "Information on the Company."

As part of the reorganization, and as a condition precedent to the Stockscape Canada acquisition, the Registrant was required to consolidate its issued and outstanding Common Shares on a 10-for-1 basis. At the Annual and Extraordinary General Meeting shareholders passed a special resolution approving the consolidation, a change of the name of the Registrant to "Stockscape.com Technologies Inc." and a restructuring of the Board of Directors of the Company to reflect the nature of the Company's new business.

(2) Sale of Touchstone Resources Company and Ivanhoe Property Interest

On August 13, 1997, the Company, through Touchstone, entered into a Venture Agreement with Great Basin by which Great Basin earned a 75% interest in the Ivanhoe Property. The agreement provided that further expenditures and ownership of the Ivanhoe Property were to be on a 75% Great Basin and 25% Cornucopia basis. Under the terms of the Venture Agreement, the Company was required to commit to exploration budgets set by Great Basin. Provisions in the Venture Agreement allowed the Company the option of not participating in exploration program budgets, but with the result of dilution of the Company's 25% interest. On March 2, 1999, the Company entered into an agreement with Great Basin to sell Touchstone to Great Basin in exchange for shares of Great Basin.

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

On June 22, 2000, the Company exercised its warrant to acquire 250,000 common shares of Great Basin and sold the shares into the market. During 2000, under the terms of the agreement with Great Basin, the Company sold 325,000 of its Great Basin common shares. As of December 31, 2000, the Company held 2,425,000 common shares of Great Basin. As of June 8, 2001, the Company held 2,325,000 shares. As described in Note 4 "Notes to the Consolidated Financial Statements", the Company's ability to realize on this investment is limited in the short term.

(3) Acquisition of Stockscape Technologies Ltd.

Stockscape Technologies Ltd. was a privately held company whose sole shareholder was A. R. Rule Investments B.C. Ltd. ("ARRI") a privately held British Columbia company controlled by Arthur R. (Rick) Rule. On March 2, 1999, the Registrant reached an agreement in principle for the acquisition of the company, and on July 9, 1999, the Registrant acquired the company by the purchase of all of its issued and outstanding shares from ARRI and subsequently changed the name to Stockscape.com Technologies (Canada) Ltd. Both the vendor and Stockscape Canada were entirely at arm's length to the Registrant. Under the terms of the agreement entered into between the Registrant and ARRI, the Registrant acquired all of the issued and outstanding shares of Stockscape Canada by the issuance of 10,000,000 post-consolidation Common Shares of the Registrant (the "Payment Shares"). The Payment Shares were issued for a deemed value of $0.50 per share making the overall deemed value of the transaction $5 million. The Payment Shares are subject to trading restrictions under U.S. securities laws for a minimum of two years, and have been deposited in escrow with a trustee, under an agreement by which they may not be released so long as trading restrictions exist under U.S. securities laws.

At the time of the acquisition, Stockscape Canada was in its third year of operation and had financed its development and operations by equity financing and a loan payable to its shareholder. Due to the expensing of business and software development costs by Stockscape Canada, a deficit of $840,240 had accumulated as at December 31, 1998. Business and software development costs were expected to increase over the next two years and to be financed from revenues and from equity financing issued by the combined entity. The acquisition of Stockscape Canada was subject to conditions precedent, one of which was the commitment for a financing of the Registrant for up to $2,000,000, by the private placement of 4,000,000 Units at $0.50 per Unit, which was completed at the time of closing of the acquisition of Stockscape Canada on July 9, 1999. Proceeds of the financing were to be used for working capital, hardware upgrades for the website, and to further develop Stockscape Canada's customer base.

Each of the 4,000,000 Units consisted of one Common Share and two share purchase warrants of the Registrant. One Series A share purchase warrant was exercisable in the first year to acquire one additional Common Share in the capital of the Registrant at $0.65. The second Series B warrant was exercisable for a period of two years to acquire one additional Common Share at $0.95. Both Series A and B warrants had forced conversion features. On closing, 4,000,000 Common Shares of the Registrant were issued. In September 1999, the Registrant forced conversion of all the Series A warrants to expire on October 30, 1999 and 3,358,000 Series B warrants expiring on November 30, 1999. See Item 19 - "Financial Statements" and "Notes to the Consolidated Financial Statements" for more detailed information.

(4) Sale of Mineral Ridge Mine

Mineral Ridge, with its principal project the Mineral Ridge Mine, was 100% owned by the Company until its sale to Vista Gold Corp. ("Vista Gold") of Suite 3000, 370 Seventeenth Street, Denver, Colorado, 80202 on October 21, 1998. Consideration for the sale was 1,562,500 common shares of Vista Gold valued at US$250,000, plus the assumption of all of the liabilities of the Company with respect to the mine, and Vista Gold also subscribed to a private placement of 2,777,777 Common Shares of the Registrant valued at US$250,000. At October 21, 1998, the Company was in default of its obligations for project financing of the Mineral Ridge Mine in the amount of US$14.4 million combined principal and interest and certain contracts relating to the construction of facilities and the plant at the Mineral Ridge Mine were outstanding. All indebtedness and contracts were settled by, or assumed by Vista Gold under the terms of the agreement of sale of Mineral Ridge. The Company recorded a gain of US$180,972 on the sale of the Mineral Ridge Mine.

During 2000, Mineral Ridge placed the operations on a care and maintenance basis, at the same time seeking Chapter 11 bankruptcy protection. The operations were thereafter conducted by a Trustee in Bankruptcy who set about seeking a purchaser for Mineral Ridge. In July 2000, Mineral Ridge notified the Bureau of Land Management ("BLM") that it would no longer be able to fund the care and maintenance of the Mineral Ridge mine after August 15, 2000. This in turn led the BLM to place St. Paul Surety/USF & G ("USF&G") on notice that if Mineral Ridge should fail to provide assurances for the care and maintenance of the Mineral Ridge facility it would call upon USF&G for payment of US$1,640,086 being the total amount secured by the reclamation bond issued in favor of the BLM. At that time the cash collateral held by USF&G amounted to US$946,503. USF&G then demanded that the various guarantors of the bond, including the Company, transfer to USF&G an amount of US$793,583 being the estimated shortfall in the event that payment of the bond were to be demanded by the BLM.

Although the Company had received confirmation from Vista at closing of the Mineral Ridge purchase agreement that all representations and warranties, including a release from the bond indemnity, had been complied with, Vista failed to secure the documents necessary to release Cornucopia, Stockscape, Touchstone and Red Mountain and the original bond indemnity had never been cancelled. In consequence, Cornucopia, Stockscape, Touchstone and Red Mountain were named as defendants along with Vista in a lawsuit filed in Nevada District Court on August 25, 2000. The Company filed a cross-claim against Vista. In addition, Touchstone filed a cross-claim against Cornucopia, Stockscape, Red Mountain and Vista. See Item 8  Legal Proceedings.

The Company is defending the lawsuit and, at the same time, is seeking a resolution between all the parties resulting from the acquisition of Mineral Ridge Mine by an unrelated mining company which is currently operating the mine on a care and maintenance basis. The unrelated mining company has received approval from the BLM of a new operations plan for the mine as well as a revised reclamation plan, but is required to obtain a new reclamation bond. The Company hopes to negotiate a resolution of all claims and cross-claims in the lawsuit that may center on the unrelated mining company obtaining a new reclamation bond.

Mine Debt Financing Facility and Dresdner Warrants

On January 1997, the Company entered into a loan agreement with Dresdner Kleinwort Benson ("Dresdner") for senior secured loan facilities of US$13.0 million for construction and development purposes and working capital for the Mineral Ridge Mine. Dresdner was given 1,500,000 warrants as part of the consideration for providing the loan and 250,000 warrants in consideration for establishing a letter of credit in the amount of $1.1 million to facilitate construction of power lines and ancillary electrical distribution equipment at the mine site. The original warrants were exercisable at $1.35 per share at any time until December 31, 2000. In October 1998, as part of the sale agreement of Mineral Ridge, regulatory approval was sought and obtained to reprice and extend the term of the warrants held by Dresdner to purchase 1,750,000 Common Shares, at $0.20 per share expiring December 31, 2001. As a result of the 10 for 1 consolidation of the Registrant's shares effective July 12, 1999, the number of warrants outstanding has been reduced to 175,000 exercisable at $2.00 per share.

(5) Acquisition of Silverback Communications Inc.

In July 2000, the Company entered into a Letter of Intent with Bart Walters ("Walters") and Patrick N. Kephart ("Kephart") doing business as Silverback Communications ("Silverback") to acquire, as at August 1, 2001, the business and assets of Silverback in exchange for an aggregate of 1,500,000 shares of the Company. In connection with the purchase the Company agreed to engage the services of Walters and Kephart through Catalyst Communications LLC, a Florida limited liability corporation, to market databases and to produce investor awareness programs for a monthly fee, reimbursement for overhead and a percentage of net profits. To date, the definitive purchase agreement has not been finalized and in view of the Company's recent decision to sell Stockscape Canada, it is expected that it will not be concluded. See Item 19  "Exhibits, section (b) Exhibit 4.8".

Business Overview

The Registrant is engaged in the field of e-commerce and database management through its 100% ownership of Stockscape Canada. Stockscape Canada acts as an aggregator and disseminator of financial information for the investor community through its website www.stockscape.com offering free integrated financial content and analytical tools for investors.

Seasonality

The free user Internet services offered by Stockscape Canada are generally financial information based and may experience greater demand during periods of market fluctuation. The marketing services offered by Stockscape Canada are directly affected by changes in market sector interest and advertising.

User Services

Stockscape offers free access to all of its web pages to Internet users and currently has a dedicated user community (regular visitors to the Stockscape website), comprised largely of individual investors. Users have free access to all featured tools and services, can request investment information through e-mail or sign up for subscription-based web-services. The website provides stock market and mutual fund quotes, charting, portfolio tracking, daily news, information about specific market sectors, a Smallcapcentral.com service which highlights small-cap public companies, StockscapeTV.com which provides interviews with today's international newsmakers and with key corporate executives of small-cap companies, NewstandXpress.com which is an investment newsletter publications newsstand with an established newsletter marketing network that matches segments of its investor communities with financial publications focused on their areas of interest, IPO reports by industry sector, and general investment information and links to sites covering hundreds of domains.

The Company derives its revenue primarily from fees paid by sponsoring companies for services including: customized Internet marketing and direct mail campaigns, advertising space on the website and e-mail publications, design, construction and maintenance of web sites for sponsor companies, and through commission revenue from the sale of newsletter subscriptions over the Internet through NewsstandXpress.com. The Company expects advertising to be a growing source of revenue as streaming video is implemented into more Stockscape website features and also used by its clients.

Marketing Products and Investor Relations Services

Stockscape offers companies a number of diverse marketing products and services which can be customized into packages to strategically meet corporate objectives. The Company's sales and marketing activities are primarily directed at small-cap public companies to assist with advertising, promotion and lead generation programs. The following is a brief description of Stockscape's marketing products:

Website Design, Hosting & Maintenance

For companies that do not have a website, Stockscape creates a website and hyper-link under the Smallcapcentral feature on the website. The fee for creating websites varies depending upon the size and complexity of the desired site. A flat fee is charged monthly for maintenance to cover programmer time.

Website Hosting & Maintenance

For companies with an existing website, Stockscape can update the website, move it to the Stockscape web server and create a hyper-link to the featured company section of the Stockscape website.

Microsites

For companies with a website which Stockscape does not host, Stockscape can create and maintain a "microsite" with a full link under "Smallcapcentral" on the Stockscape site.

Banner Advertising

Companies may place corporate banner ads on Stockscape web pages on a cost per thousand-impression basis.

SmallCap Central Lead Generation Program

This program generates investor leads (names, addresses, e-mail address, phone numbers) by featuring the client at www.smallcapcentral.com. Stockscape actively promotes this site through email broadcasts to users, sponsorship of newsletters and through links on Stockscape's web pages. Client companies then receive names of potential investors who have specifically requested to receive more information on the client companies.

Direct Mail Advertising Programs

Stockscape manages direct mail advertising programs for clients on a contract basis through Stockscape Corporate Communications U.S. L.L.C.

Investor E-mail Broadcast

This program enables companies to transmit news releases or analyst reports to Stockscape's "opt-in" qualified investor database. In the e-mail advertising sponsorship program, Stockscape's registered users receive, at their request, regular e-mail dispatches from the Stockscape editorial team or the Stockscape newsletter partners. Sponsoring companies can advertise in the e-mail program and the sponsor company is charged a flat rate for each e-mail dispatch that includes information on the sponsoring company. Recipients of the e-mail have the option to click through to a company's microsite hosted by Stockscape and request an information package.

Newsletter Sponsorship

Companies may sponsor newsletters that Stockscape and its partner writers distribute on a daily, weekly or monthly basis. Stockscape has several targeted options with an expanding newsstand of publications.

Investor Relations Lead Generation

This lead generation program combines four Investor Relations Tools into a single package that generates investor leads. Client companies receive a Video CEO Interview, hosting of a one page micro website, plus e-mail Newsletter Sponsorships and e-mail broadcasts.

Newsstand Xpress Sponsorship

This is a lead generation program that generates freshly qualified investor leads. When Internet users subscribe for Newsstand Xpress they are presented with the name of the sponsor company (at the same time the fees paid by the company to Stockscape are disclosed) and are asked whether they would like to receive more information on the company. If the user answers "yes", their contact information is provided to the sponsor company for follow-up. The sponsor company is charged a flat fee for each lead generated.

StockscapeTV and CEO Interviews

StockscapeTV provides investor exposure for companies. Stockscape will film an interview between a client company spokesperson and a well-known investment personality. The video is posted on the website in Streaming21 or RealVideo format for on-demand viewing. As an added bonus, the video text may be e-mailed to Stockscape's growing database of opt-in subscribers.

Organizational Structure

The following chart sets forth the organization of Stocksckape.com Technologies Inc. and its direct and indirect subsidiaries as of June 8, 2001, and their jurisdictions of incorporation, as well as relevant stock exchange listings.

Stockscape.com Technologies Inc. NASDAQ OTC BB (British Columbia)

100% Stockscape.com Technologies (Canada) Ltd. (British Columbia)	100% Stockscape Corporate Communications Canada Ltd. (British Columbia)	100% Stockscape Corporate Communications U.S., L.L.C. (Florida)	100% Cornucopia Resources Inc. (Nevada)

100% Red Mountain Resources Inc. (Colorado)

Property, Plants and Equipment

The Company's principal operations are located at suite 407, 325 Howe Street, Vancouver, B.C. V6C 1Z7. The Company currently leases office space consisting of 3,856 square feet, pursuant to leases expiring on various dates in 2002. The Company has the option to extend the terms of such leases. At this time, it is uncertain if the Company will remain in its current location if a purchaser of Stockscape Canada is found. The Company may have to consider relocation over the next few months.

Investments in Properties Related to the Company's Prior Business

(1) Yakobi Island Property

The Company acquired 100% interest in the Yakobi Island Property in 1993. The Yakobi Island property is located approximately 70 miles west of Juneau in the Sitka Recording District, at the northernmost end of the Alexander Archipelago of Southeast Alaska. Access to the property is by helicopter or by boat to the dock at Bohemia Basin. The property consists of 9 patented federal claims at Bohemia Basin and a 1.95 acre Alaska Tidelands Lease that covers a 200-foot dock at the Lower Camp access to Bohemia Basin. In August 1997, all rental payments on 39 unpatented claims held by the Company on this property were allowed to lapse. The property is without a known body of commercial ore and the Company's activities on the property to date have been exploratory in nature. The property was held by the Company's subsidiary, Red Mountain Resources, Inc.

In 1999, the Company decided to sell the patented claims and during 1999 an option agreement was entered into with The Trust for Public Land of Seattle, Washington, to sell the 9 Yakobi patented mineral claims for a net price of US$58,000 subject to the State of Alaska approving the environmental clean-up of the subject claims. This approval was received on December 12, 2000 and closing of the transaction was completed on March 16, 2001.

(2) Red Mountain Property

The Company acquired this property, situated approximately 13 miles from Silverton and Ouray, Colorado, in November 1985 and sold it in September 1989.

The Division of Minerals and Geology (previously the Colorado Mined Land Reclamation Division) inspected the property in 1992 and 1993 and concluded that a full release of reclamation funds in trust of $60,000 was dependent on further evaluation of the revegetation on the property. In 1994, weather conditions prohibited inspection by the authorities. Another inspection was performed in 1995 when it was determined that further monitoring of vegetation was required prior to full release of the reclamation bond. In 1996, the Company received a release for $50,000 of the funds held in trust. In May 2000, a final inspection was performed by the State of Colorado, Division of Minerals and Geology and approved the Company request for a bond release. The remaining $10,000 balance, which was held in trust by the Department of Natural Resources, was released to the Company on November 28, 2000.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Unless the context otherwise requires in this Item 5 "Stockscape" means Stockscape.com Technologies Inc., "the Company" means Stockscape and its subsidiaries, "Stockscape Canada" means Stockscape Technologies (Canada) Ltd. and "Cornucopia" means Cornucopia Resources Ltd.

The Company is currently carrying on the business described in Item 4, Item 5 and Item 11 through its wholly-owned subsidiary Stockscape Canada. As of June 4, 2001, the Registrant Board resolved to seek a buyer for the operations of Stockscape Canada, and or its business and operations of Stockscape Canada. At the date of this filing, no buyer has been identified. If the Company is successful in accomplishing the sale of Stockscape Canada, it is expected that the Company's business operations in the future will be significantly different from the business described in this report.

Overview

The steady growth of Stockscape's business during the year ended December 31, 2000 was hampered by the market's negative perception of most "dot com" companies. Several new features were incorporated into the website and the design, hosting and Internet marketing services offered by the Company were improved during the year. The capital cost of this investment in the long term future of the operations, combined with associated increases in staff levels and an unusually slow summer season led to increased losses during the year. The balance sheet of the Company remains strong. The Company has built a base of sound and reliable technology systems and services but it has been unable to reach profitability and has therefore decided to sell its Internet operations group. This action will reduce the Company's cash outflow to a minimum and allow the Company to seek out new opportunities.

The revenues from investor awareness programs grew significantly (442%) during the year. These revenues represent fees earned for preparing and coordinating direct mail campaigns for public companies. These campaigns were priced with reduced margins in order to build the business. An agreement was executed in August 2000 to acquire one of the subcontractors of these campaigns in order to acquire their database and the associated fees. The final purchase agreement was not completed and this arrangement is expected to be terminated.

During 1999, the Company's principal business was designing and hosting websites for public and private companies, performing Internet marketing for these companies, and expanding other Internet related products. In addition, the Company continued to expand NewsstandXpress.com by adding more newsletters to the site and assisting the newsletter writers in converting from regular mail to electronic distribution. Revenues, clients and general activity increased dramatically over 1998 as outlined below. Stockscape's expanded services also include the coordination of the dissemination of information about its clients to interested parties. This new service was implemented during the fourth quarter of 1999 and has become a growth area for the Company.

The Company changed its fiscal year end from September 30th to December 31st in 1999, so that the audited financial statements reflect the years ended December 31, 2000 and 1999, the three months ended December 31, 1998 and the year ended September 30, 1998. All amounts are expressed in Canadian dollars, unless otherwise indicated.

Results of Operations

In 2000, Stockscape's revenues were derived from website sales and services $554,633 (1999 - $759,832), including website design and hosting, and investor awareness programs $1,998,917 (1999 - $368,575), which include direct mail campaigns performed for clients. Total revenue for the year ended December 31, 2000 was $2,856,472 (1999 - $1,210,042). During 2000, website sales and service revenues decreased by 27% (2000 - $554,633; 1999  $759,832) due to a very slow market during the summer months after the April, 2000 market decline. This decline was not expected and the sales did not recover to earlier levels until after September 2000.

An investor awareness program comprises a package which may include a mailing program, Internet website hosting, e-mail dissemination to Stockscape's "opt-in" database, video interview posting on the Internet, advertising on certain newsletters, banner advertising, and conference coordination. These programs, which commenced in the last quarter of 1999, can range in price from US$250,000 to US$500,000. The cost of a program includes preparation of the information to be distributed, postage costs and fees for use of databases owned by third parties. Such investor awareness programs are sold for cash consideration and do not involve barter exchange agreements.

During 1999, the Internet services operations grew from revenues of $170,157 in the year ended September 30, 1998 and $68,422 in the three months ended December 31, 1998, to $759,832 in the year ended December 31, 1999. The large increase in 1999 was mainly due to the addition of more clients and newsletters to the website. During 1999, Stockscape had inaugurated its investor awareness programs and concluded one program that generated revenues of $368,575. Overall, sales increased by approximately 517% from 1998 to 1999.

The operating expenses for Stockscape includes all costs, related to generating sales and operating the websites and general and administration costs. In 2000, the cost of sales component of operating expenses increased by 99.1% (2000 - $2,426,177; 1999 - $1,218,486) compared to an increase in the total revenue of 136%, or 126% excluding interest revenue. The increase in 2000 costs of sales were attributable to two main factors. The first factor was the increase in personnel, averaging 27 people in 2000 compared to 16 at the end of 1999. The second factor resulted from the relatively high cost of sales implicit in the new investor awareness programs.

In 1999, the cost of sales component of operating expenses increased from $337,494 for the year ended September 30, 1998 and $74,365 for the three months ended December 31, 1998, to $1.2 million for the year ended December 31, 1999. The cost of sales increased by approximately 272% over the prior year. This increase was mainly due to additional staff hired during 1999 and the associated costs such as rent, computer and office equipment and supplies. At December 31, 1999 there were 16 full time staff members compared to 8 at the end of 1998.

General and administration costs in 2000 also increased significantly (196%) from 1999. In 2000, the total general and administration costs were $3,004,098 (1999 - $960,508) (excluding cost of sales, capital gains and write downs of marketable securities). The increased level of costs was principally attributable to items arising directly from the growth and development phase typically encountered in a new industry. Depreciation rose to $225,278 from $73,106, due to the increases in computer equipment and office equipment purchases; management fees, administration and office expense increased to $1,358,548 from $366,133 due to increases in the costs associated with higher staff levels and office expansion; investor and shareholder relations costs increased to $285,700 from $131,294; and salaries and wages rose to $514,745 from $95,917, due to increases in production and administration staff. Additionally, audit and legal fees were $256,781 compared to $127,434 in the previous year. Part of this increase was attributable to legal costs associated with a lawsuit arising from the sale of a former subsidiary in 1998. Since a considerable amount of these cost increases were incurred to meet an increased level of sales which did not materialize during the year, a cost reduction plan was developed in late 2000, with reductions to be effective in 2001.

In 1999, total general and administration costs totaled $960,508, compared with $77,386 for the three months ended December 31, 1998, and $332,018 for the year ended September 30, 1998. The increase over those periods was commensurate with the increased activity of the Company in general. Specific areas of increase included audit and legal fees $127,434 (prior periods - $nil), generally due to the conversion to a public company, consulting and management fees $261,447 (prior periods - $nil), due to additional management staff and consultants, and investor relations costs $131,294 (prior periods - $nil) due to the conversion to a public company. In addition, travel costs, listing and maintenance fees, and depreciation also increased.

The net loss increased from $499,355 for the year ended September 30, 1998, and $83,329 for the three months ended December 31, 1998, and $954,379 for the year ended December 31, 1999 to $2,460,293 or $0.09 (1999 - $0.06) per share for the year ended December 31, 2000. On a per share basis, the loss decreased in 1999 due to the increased weighted average number of shares outstanding during that year (2000  26,255,100; 1999  14,998,008; 1998  950,000).

Liquidity and Capital Resources

The Company became publicly listed on NASD's OTCBB market in the United States in July 1999, through a reverse takeover of Cornucopia. This transaction was combined with a share offering to raise $2 million. Warrants were also issued with this financing and were subsequently exercised to generate further share issue proceeds of $5.8 million in the last half of 1999. Cornucopia's main asset was 2,750,000 shares in Great Basin Gold Ltd. At the end of December 31, 2000, the Company had sold 325,000 common shares of Great Basin Gold Ltd. and held 2,425,000 common shares, which had a market value of $0.85 per share as of May 17, 2001.

At December 31, 2000, the Company had cash and cash equivalents and short term investments of $4.9 million (1999 - $6.8 million) which is sufficient to achieve the Company's operating plans. Most of these funds were received from the financing done in conjunction with the Cornucopia transaction ($2.0 million) in 1999, and the subsequent exercise of the Series A ($2.6 million) and Series B ($3.2 million) Warrants, in the last quarter of 1999.

Two additional items of income that were more significant in 2000 were: (a) the interest generated on existing cash balances totaling $302,922 (1999 - $81,635; prior periods  nil); and (b) the gains on the sale of marketable securities, primarily the Great Basin Gold shares, of $411,925 (1999 - $14,573; prior periods  nil). The average cash balance, including short term investments, during 2000 was approximately $5.8 million, which was invested in short term bank deposits earning approximately 5% per annum. The cash balance, including short term investments, has declined by $1.9 million during the year and interest rates have been lowered in early 2001 so that interest earned in future periods will decline accordingly. In addition, the market price of the investments has declined in the first quarter of 2001 so that future gains, if any, from the sale of investments may decline.

Measures are being taken to reduce and ultimately eliminate the average monthly cash outflows of approximately $158,000 per month in 2000. A combination of increased sales and cost reductions is being implemented to remedy this trend. In addition, the Company has decided to dispose of its Internet operations, either through a sale, or possible closure, during 2001. Going forward, the Company will have a strong asset base and will seek out new opportunities.

During 1999, Stockscape raised $8.0 million from the issuance of common shares. Stockscape completed a reverse take-over of Cornucopia in July 1999. Cornucopia had 41.6 million common shares outstanding which were consolidated, on a 10 for 1 basis, into 4.2 million common shares. Cornucopia then issued 10 million restricted common shares to acquire Stockscape in the reverse takeover transaction. At the time of the transaction the new Stockscape issued 4 million common shares to raise $2 million resulting in 18.2 million common shares outstanding on completion of the transaction.

The 4 million common shares issued in July 1999, were part of a unit offering combined with an A and a B warrant. The A warrants were all exercised to buy 4 million common shares at $0.65 per common share in September. In November, 3.4 million of the B warrants were exercised to buy the same number of common shares at $0.95 each. The exercise of the A warrants raised proceeds of $2.6 million and the exercise of the B warrants raised $3.2 million. In addition, there were 402,500 common shares issued on the exercise of employee stock options. At December 31, 1999 there were 25.9 million common shares outstanding, and Stockscape had $9.9 million in cash and investments. At the end of 2000, there was an increase of 437,500 in the number of common shares outstanding to 26,357,183 at the end of the year and there was cash and investments on hand of $7.2 million. The common shares issued in 2000 were issued on the exercise of stock options which raised $218,750.

The investment in Great Basin Gold Ltd. which Cornucopia held prior to the transaction was written down for the year ended December 31, 2000 to $2,331,731, of which $312,981 is shown as current. The value of this investment declined below its book value for the first time in early 2001 and it was written down at December 31, 2000 to reflect this impairment in value. At December 31, 2000, the Company had 2.425 million (1999  2.75 million) common shares of Great Basin of which the market value was $0.95 (1999 - $2.95) per common share or $2.0 million (1999 - $8.1 million). These shares are subject to various resale restrictions and Stockscape can sell a maximum of 25,000 common shares per month such that the majority of this investment is shown as a long-term investment. The Company plans to continue to sell the maximum amount allowed under the agreement.

Stockscape's major shareholder financed the Company via loans prior to the conversion to public status in July 1999. These loans totaled $825,000 by March 1999, including accrued interest at 12% and were repaid by issuing 8,250,000 common shares to the shareholder, prior to the conversion to a public company. Interest on the loans totaled $29,718 in 1999 ($18,973 for the three months ended December 31, 1998).

Outlook

During 2000, the Company had an average cash outflow of approximately $158,000 per month, peaking at over $250,000 per month by December. As a result, the Company has undertaken a cost review to reduce operating and administration costs, while at the same time taking steps to increase revenues. The target for 2000 was to achieve positive cash flow and to build profitability. This has not been an easy task in the unfavorable investment climate facing the Internet sector of the information technology ("IT") industry and on June 4, 2001 the Company decided to dispose of its Internet operating subsidiary.

Despite the substantial growth in sales over the past three years, the Company has not been able to able to achieve profitability. In some measure, this has been due to the increase in costs associated with growth and development in the rapidly expanding IT industry. However, the setbacks experienced in this industry have created an environment that has forced Internet companies into a competitive mode which in many cases is uneconomic. The measures taken to reduce costs and augment sales in 2001 have not achieved profitability to date. As a result, it is uneconomic for the Company to continue funding its operations to a point where its strong cash position will be weakened. The discontinuance of the operations will leave the Company with its cash and investments intact. By eliminating the cash outflow, the assets of the Company will be protected while new opportunities may be reviewed that could build value to the Company.

The cash position, including short term investments, of the Company is strong at $4.9 million and during 2001 management plans to conserve these funds before reaching a cash flow positive position by year-end. The interest income and cash provided from the sale of Great Basin shares will be present in 2001 but lower than in 2000. The Company's only spending commitments are for leased equipment, and costs related to discontinuing the uneconomic Internet operations.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The directors of the Registrant are elected at each Annual General Meeting and hold office until the next annual general meeting of shareholders or until their successors are appointed. Executive officers are appointed by the Registrant's Board to serve until terminated by the Registrant's Board or until their successors are appointed. The Registrant relies on its executive officers and senior management to direct and manage its operating subsidiaries.

The Registrant's Board of Directors has a Compensation Committee, Corporate Governance Committee and is required to have an Audit Committee. Members of these committees are as set out below and under the section "Board Committees". The names, ages, positions, offices with the Registrant, business experience, and periods of service of all directors and executive officers are also listed below as of June 8, 2001.

Name	Age	Position with Registrant

Current Directors and Officers

John J. Brown (1)	68	Director since June 30, 1999; Chief Financial Officer from June 1999.

Sargent H. Berner (1)(2)(3)	60	Director since October 12, 1990; Corporate Secretary from May 1990 to June 1992.

Barry F. Duggan	57	Director since April 17, 2000; President and Chief Executive Officer effective April 17, 2000.

Andrew F. B. Milligan (2)(3)	76	Director since November 17, 1986; Chairman of the Board from April 1987 to June 1989; President and Chief Executive Officer from November 1986 to April 1987 and from September 1991 to April 17, 2000.

A. Murray Sinclair (1)(2)(3)	40	Director since June 30, 1999.

Karyn E. Bachert	49	Corporate Secretary since June 1992; Assistant Secretary from November 1988 to June 1992.

Mark T. Brown	32	Treasurer since June 30, 1999.

Eric T. H. Cardey *	62	General Manager of Stockscape.com Technologies (Canada) Ltd. from September 23, 1999 to February 15, 2000.

Past Directors and Officers

David Williamson	59	Director from October 1989 to May 2000.

* Mr. Cardey resigned as General Manager of Stockscape Canada on February 15, 2001.

(1) Member of the Audit Committee

(2) Member of the Corporate Governance Committee,

(3) Member of the Compensation Committee, also see section "Board Committees".

Business Experience of Directors and Officers

Andrew Milligan, Barry Duggan and Karyn Bachert are full-time employees of the Registrant and devote their full time to the affairs of the Company. The other directors and officers of the Registrant are employed in other occupations and devote such time as is required of them to the affairs of the Company.

The present and principal occupations during the last five years of the Registrant's directors and officers are set forth below.

Directors and Senior Management

Sargent H. Berner has been a partner of DuMoulin Black, a law firm in Vancouver, British Columbia since 1976. Mr. Berner has served as a director of a number of public companies for many years. Mr. Berner is currently a director of Aurizon Mines Ltd., Emgold Mining Corporation, Valerie Gold Resources Ltd., Cream Minerals Ltd., Sultan Minerals Inc. and Titan Pacific Resources Ltd. which are Vancouver-based companies listed (except for Aurizon Mines Ltd.) on the Canadian Venture Exchange. Aurizon Mines Ltd. is listed on the Toronto Stock Exchange. Aurizon Mines Ltd. has a class of securities registered pursuant to Section 12 of the United States Securities Exchange Act of 1934 (the "Exchange Act"), or subject to the requirements of Section 15(d) of the Exchange Act.

John J. Brown, B.Comm., C.A. has been Chief Financial Officer of the Company since June 1999. Mr. Brown is a Director and President of Pacific Opportunity Company Ltd. a financial consulting and merchant-banking firm in Vancouver, BC. He is a director of several private and public firms including United States Lime & Minerals, Inc., Spartacus Capital Inc. and Globemin Resources Ltd. He was a Director and helped organize KeyWest Energy Corporation. Mr. Brown was an investment advisor with a Canadian brokerage firm, was a senior partner with the public accounting firm of Deloitte & Touche, Chartered Accountants, in Vancouver for many years, was a Director and is a past Chairman of the British Columbia Automobile Association and a former Director of the Canadian Automobile Association. Mr. Brown's son, Mark T. Brown, is Treasurer of the Company

Barry F. Duggan, Certified General Accountant, a telecommunications executive with over 20 years of industry experience, has been President and Chief Executive Officer of the Company since April 17, 2000. Mr. Duggan was Vice President Finance and Administration and Secretary of Streamscape Networks Inc., from June 1998 to April 2000. He was formerly President and CEO of BCTV/CHEK in Vancouver and Victoria, President & CEO of ITV in Edmonton, Alberta and Executive Vice President/General Manager of U-TV (CKVU) in Vancouver, B. C. Mr. Duggan contributed to the development of Canadian Film Production, was a past president of the Alberta Broadcasters Association and a member of the Television Executive Committee of the Bureau of Broadcast Measurement.

Andrew F. B. Milligan, a business executive, is Chairman of the Company and was President and Chief Executive Officer of the Company from September 1991 to April 17, 2000. Mr. Milligan was Chairman of the Company from April 1987 to June 1989, and was President of the Company from November 1986 to April 1987. Mr. Milligan also was Chairman of Carlin Resources Corp. from November 1994, to June 1997, and was a director of Carlin Resources Corp. from November 1994 to January 1998. He is also a director of Advanced Projects Limited, Lysander Mining Corporation, and Great Basin Gold Ltd., all of which are Vancouver-based mining companies with shares listed on the Canadian Venture Exchange.

A. Murray Sinclair, is Partner both of Quest Management Corp., (a private management company) and of Quest Ventures Ltd., (a private merchant banking company) since December 1996. Previously, Mr. Sinclair was Managing Director of Quest Oil & Gas Inc. (formerly Quest Capital Corporation) from May 1993 to April 1997. Quest Oil & Gas Inc. was a publicly traded oil and gas company whose shares traded on The Toronto Stock Exchange. Prior to that he was President and Director of Noramco Capital Corp. from June 1991 to January 1996 and Vice President, Finance of Noramco Capital Corp. from July 1988 to June 1991. Mr. Sinclair currently serves as Director and/or officer for the following companies: Arapaho Capital Corp., Belvedere Resources Ltd., Breakwater Resources Ltd., Cheni Resources Inc., Foxpoint Resources Ltd., Reliant Ventures Ltd., Aurora Platinum Corp., Marchwell Capital Corp., New Inca Gold Ltd. and Fifty-Plus Net International Inc.

Officers

Karyn E. Bachert has been Corporate Secretary of the Company since June 1992, and was Assistant Secretary of the Company from November 1988, to June 1992. Ms. Bachert has been employed by the Company since January 1987. Ms. Bachert was also Corporate Secretary of Carlin Resources Corp. from November 1994 to June 1997.

Mark T. Brown, C.A., has been Treasurer of the Company since June 1990. Mr. Brown is President and a Director of Spartacus Capital Inc., Vice President of Pacific Opportunity Company Ltd., and Chief Financial Officer of Nevada Pacific Gold Ltd. Between 1990 and 1994, Mr. Brown worked with PricewaterhouseCoopers. More recently, Mr. Brown was the controller of Miramar Mining Corporation, Northern Orion Explorations Ltd. and Eldorado Gold Corporation. Mr. Brown is also a director of Gateway Enterprises Ltd, Globemin Resources Ltd. and Orphan Boy Resources Ltd.

Eric T. H. Cardey, P.Eng., was General Manager of Stockscape Canada from September 1999 to February 2000. Mr. Cardey is an entrepreneurial executive with international "hands on" experience in business development, manufacturing, marketing, technology transfers, start-ups and management consulting. He has worked with private and public companies in Canada, USA, Europe, China, South East Asia, Mexico and Central Europe. He has a background in advanced technologies, resource-based industries and energy. He is a principal of Presidents Network Inc. and was Vice President of Genstar Cement and BC Hydro's subsidiary, Power Smart Inc. Mr. Cardey is a director of Spartacus Capital Inc.

Past Director

David R. Williamson, a mining engineer and business executive, is principal of his own business, David Williamson Associates Limited, financial consultants to the mining industry and publishers of International Mining Review, based in London, England. In 1982 Mr. Williamson joined Shearson Lehman Hutton and formed their metals and mining research team. From 1987 to 1989 he held the positions of Executive Director of Shearson Lehman Hutton and director of Metals and Mining Research for Shearson Lehman Hutton Commodities. He is also a former governor of the Camborne School of Mines in England. Mr. Williamson is a director of Crown Resources Corporation, Asia Pacific Resources Ltd. and Crew Development Corporation, which are publicly traded mining companies listed on Nasdaq and the Toronto Stock Exchange. Mr. Williamson resigned from the Registrant Board in May, 2000.

Board Practices

Directors of the Registrant are appointed at each annual general meeting of the shareholders to hold office until the next annual meeting, or until their respective successors are elected or their positions are vacated at an earlier date by resignation or otherwise. Non-executive directors of the Registrant do not receive any fee or other compensation for serving on the Registrant Board, attending meetings, or being on Committees, other than receiving stock options under the Company's Stock Option Plan and reimbursement of business and travel expenses incurred related to Company business and attending meetings. As additional incentive, directors are also eligible to receive additional options or bonus shares under the Company's Stock Incentive Plan. The Registrant Board administers the Company's Stock Incentive Plan. See following section "Share Ownership - Stock Incentive Plan".

On an annual basis, the Registrant Board designates the Members of each of its Audit, Corporate Governance, Executive and Compensation Committees. The Registrant Board also selects executive officers for the Company's subsidiaries on an annual basis who serve until the next annual meeting of the Registrant Board or until their respective successors have been elected or their positions are vacated at an earlier dated by resignation or otherwise.

Board Committees

The Audit Committee  reviews, acts on and reports to the Registrant Board with respect to the Company's audit functions and accounting practices, selection of auditors, performance of auditor and auditor remuneration, matters that may have a material impact on financial statements, or compliance policies, and reviews and recommends internal controls. The Audit Committee consists of Messrs. John Brown, Sargent Berner, and Murray Sinclair. During 2000, there was one meeting held by this committee.

The Corporate Governance Committee  is mandated to review practices and establish policies with respect to responsibilities and the respective roles of management, directors, employees and consultants. The corporate Governance Committee consists of Messrs. Sargent Berner, Andrew Milligan and Murray Sinclair. No meetings of this committee were held in 2000.

The Compensation Committee  is responsible for succession and management development, establishing or recommending general compensation levels and policies for executive officers and employees of the Company, and makes recommendations to the Registrant Board regarding the Company's Stock Option Plan. The Compensation Committee consists of Messrs. John Brown, Sargent Berner, Andrew Milligan and Murray Sinclair. During 2000, there was no meeting held by this committee.

Board Compensation

Directors of the Registrant do not receive any fee or other compensation for attending meetings of the Registrant Board. The Directors may, however, be reimbursed for actual expenses incurred by them in connections with attending meetings of the board. Directors are also eligible to receive bonus shares or options to purchase Common Shares of the Company (see "Stock Incentive Plan").

Executive Compensation

Board Compensation Committee Report on Executive Compensation

Due to the change in direction and business of the Company resulting from the disposition of its active mining asset and acquisition of Stockscape in 1999, the Compensation Committee did not recommend any increase in base salaries or benefits for its officers or the award of any bonuses for 1999 but by mutual agreement the President and Chief Executive Officer accepted a 44.4% reduction in salary as part of the corporate reorganization (see "Management Agreements and Termination of Employment and Change-In-Control Arrangements".

In May 2000, a newly constituted Compensation Committee was appointed to review compensation policies for the Company. This committee did not meet during the year. No bonuses were paid or awarded under the Share Bonus Program during 2000.

Summary of Executive Compensation

During 2000, there were 6 officers of the Company: Andrew F. B. Milligan, Barry F. Duggan, John J. Brown, Karyn E. Bachert, Mark T. Brown and Eric Cardey. The following table sets forth the compensation awarded to, earned by, or paid to those senior executive officers of the Company whose combined salary and bonuses exceeded $100,000 for services in all capacities to the Company during the last fiscal year ended December 31, 2000 (the "Named Executive Officers"). The aggregate value of other annual compensation paid to the Named Executive Officers during 2000 did not exceed 10% of the aggregate cash compensation set forth in the following table.

SUMMARY COMPENSATION TABLE
Annual Compensation	Long Term Compensation	All other Compensa-tion $ (2)
Name and Principal Position(1)	Year	Salary $	Bonus $	Awards	Payouts
				Securities Under Options/SARS Granted #	Restricted Shares or Restricted Share Units #	LTIP Payouts $

Andrew F. B. Milligan (3)	2000	$120,000	-	200,000	-	-	$11,776
Chairman of the Board	1999	$174,000	-	500,000	-	-	$6,972
	1998	US$145,488	-	500,000	-	-	-

Barry F. Duggan (4)	2000	$ 136,000	-	300,000	187,500	-	$7,452
President and CEO	1999	N/A	-	-	-	-	-
	1998	N/A	-	-	-	-	-

John J. Brown (5)	2000	$222,047	-	300,000	-	-	-
Chief Financial Officer	1999	$191,578	-	200,000	-	-	-
	1998	$80,284	-	-	-	-	-

Eric Cardey (6)	2000	$168,550	-	75,000	-	-	-
General Manager	1999	$69,723	-	75,000	-	-	-
	1998	N/A	-	-	-	-	-

All Other Directors and Officers (7) (as a Group of 9 persons)	2000	$804,216		1,280,000

(i. As of December 31, 2000.

(ii. Includes car allowances and other benefits

(iii. The services of Andrew F. B. Milligan, Chairman of the Board, are provided under an Agreement dated December 1, 1991, as subsequently amended, between the Company and Glencoe Management Ltd., a company owned and controlled by Mr. Milligan. See following section "Management Agreements and Termination of Employment and Change-In-Control Arrangements".

(iv. The services of Barry F. Duggan, President and Chief Executive Officer, are provided under an Agreement dated March 14, 2000, between the Company and Mr. Duggan. See following section "Management Agreements and Termination of Employment and Change-In-Control Arrangements". Also see Item 19  "Exhibits, Section (b) Exhibit 4.7".

(v. The services of Mr. John J. Brown, Chief Financial Officer, Mark T. Brown, Treasurer for accounting and administrative services, are provided to the Company by Pacific Opportunity Company, a company owned and controlled by John J. Brown.

(vi. The services of Eric Cardey, General Manager, were provided under an Agreement dated September 21, 1999 between the Company and Eric Cardey Consulting, which terminated on February 19, 2001.

(vii. Includes services and fees for all other officers and includes :

Sargent H. Berner, a director of the Registrant, is a partner in the Vancouver law firm of DuMoulin Black, which received fees for services provided to the Company by Mr. Berner or his firm in 2000.

David R. Williamson, a past director of the Registrant, is principal of David Williamson Associates Limited, which received fees for services provided to the Company by Mr. Williamson or his firm in 2000.

Management Agreements and Termination of Employment and Change-In-Control Arrangements

No management functions of the Company are performed to any substantial degree by a person other than the directors or senior officers of the Company. The services of Barry F. Duggan, who was appointed President and Chief Executive Officer of the Company as at April 17, 2000, are provided pursuant to an employment agreement dated March 14, 2000 by which Mr. Duggan may receive an amount equivalent to three years' remuneration if he should elect within six months of a takeover of control of the Company to resign, based on the sole reason that there has been such a takeover of control. In addition, in such circumstances, Mr. Duggan, in lieu of his right to exercise existing stock options, would be entitled to a cash payment equal to the aggregate spread between the exercise price of all options held by him and the higher of (a) the average of the closing prices of the Company's shares for 30 business days preceding the date of termination or (b) the average price actually paid for the most highly priced 1% of the Company's common shares by any person who achieves control of the Company.

The services of Andrew F. B. Milligan, a director, Chairman of the Board, and formerly President and Chief Executive Officer of the Company, are provided to the Company pursuant to a Consultant/Management Agreement with Glencoe Management Ltd. dated December 1, 1991, and amended on December 19, 1992, June 29, 1994, June 1, 1995 and May 20, 1998. Mr. Milligan is the principal shareholder of Glencoe Management Ltd. The agreement included provisions by which Mr. Milligan was entitled to receive an amount equal to three years' management fees, and to participate in all employee insurance and benefit plans in place for a period of up to three years if the Company should terminate the agreement or the employment of Mr. Milligan without cause. In order to facilitate the reorganization of the Company, Mr. Milligan agreed that effective June 1, 1999, Glencoe Management Ltd. would accept a 44.4% reduction in salary and the substitution of a 3-year fixed term employment contract in lieu of the three year severance provisions of the Consultant/Management Agreement. As consideration for relinquishing these benefits, Glencoe Management Ltd. was granted warrants to purchase 400,000 Common Shares of the Registrant on a post-consolidation basis at a price of $0.50 per share expiring June 30, 2002, in addition to any other options to which Mr. Milligan may be entitled in his continuing capacity as a director and officer of the Company.

Employees

Stockscape's operations are based in Vancouver, British Columbia. The Company leases office space for its technical group, marketing and administrative teams and management staff, who are all directly employed by Stockscape and Stockscape Canada. As of June 8, 2001, the Company had 28 full time and no part time staff, of which 23 were marketing and technical support staff involved in the research and development of the programs required to implement the Stockscape marketing and publishing products.

During 2000 there was a significant rise in the number employees of Stockscape Canada, due to the growth and development of the website and increased marketing efforts. As of April 30, 2001, there was a total of 26 full time and no part time staff, of which 21 were marketing and technical support staff involved in research and development of the programs required to implement the Stockscape marketing and publishing products. At December 31, 2000, the Company had a total of 26 full time employees and 3 part time/contractual employees, including management. At December 31, 1999, the Company had a total of 16 full time employees and as of December 31, 1998, before the reorganization of the company, there were three full time employees including management.

On June 4, 2001 the Company announced that it was seeking a buyer for Stockscape Canada and on June 4, 2001, termination of employment notice was given to all Stockscape Canada employees as of June 30, 2001.

Share Ownership

Share Ownership of Directors and Senior Management

The Registrant does not provide pension, retirement or similar benefits for any directors, officers or employees. The Registrant has no existing pension or retirement plan. However, stock options have been granted to directors and officers and employees of the Registrant. Stock options are a significant component of the compensation received by the Named Executive Officers and serve to provide incentive to such individuals to act in the best interests of the Company and its shareholders.

On June 30, 1999, the shareholders approved a new Stock Incentive Plan as part of the corporate reorganization described in Item 4  "Information About the Company" in section "Significant Transactions of the Company". All outstanding stock options granted to directors, officers and employees of Cornucopia Resources Ltd. were cancelled and replaced by new incentive options granted under the new Stockscape.com Technologies Inc. Stock Incentive Plan.

The following table lists information with respect to the total amount of the Registrant's voting securities owned by each of the directors and officers, including director and officer incentive options to purchase shares of the Registrant and the holdings of all directors and officers as a group, as of June 8, 2001. The information as to shares beneficially owned, not being within the knowledge of the Registrant, has been furnished by the respective individuals or has been extracted from the register of shareholdings maintained by the Registrant's transfer agent.
Directors and Officers	(1) Common Shares Owned	Purchase Price (3)	Expiry Date	Total Percent of Class (5)

Sargent H. Berner	100,000 50,000 1,000	$ 0.50 ** US$ 0.50 -	July 12, 2004 Jan 9, 2005 -	<1%%
John J. Brown	200,000 100,000	$ 0.50 ** US$ 0.50	July 12, 2004 Jan 9, 2005	1.05%
Barry F. Duggan	300,000	** US$ 0.50	April 16, 2005	1.05%
Andrew F. B. Milligan (3)	200,000 3,020 400,000	** US$ 0.50 - $0.50	Jan 9, 2005 - June 30, 2002	2.11%
A. Murray Sinclair	100,000 50,000	$ 0.50 ** US$ 0.50	July 12, 2004 Jan 9, 2005	<1%
David R. Williamson (4)	-	-	-	-
Karyn Bachert	50,000 3,750	** US$ 0.50	Jan 9, 2005	<1%
Mark Brown	5,000 50,000	$ 0.50 US$ 0.50	July 12, 2004 Jan 9, 2005	<1%
Eric Cardey	75,000	US$ 0.50	Dec 31, 2001	<1%
Directors and Officers as a group (9 persons) as at June 8, 2001	(2) 1,687,770			5.91%

(i) Represents Common Shares and Stock Options held by directors and officers in the form of incentive stock options.

(ii) On July 6, 2000, all options previously granted at exercise prices at and about US$0.60 were re-priced to US$0.50.

(iii) Andrew F. B. Milligan, holds a warrant to purchase 400,000 Common Shares of the Registrant, see previous section "Management Agreements and Termination of Employment and Change-In-Control Arrangements"

(iv) David R. Williamson's director stock option expired June 30, 2000.

(v) Represents Total Percent of Class of fully diluted total 28,557,183 and assumes that all incentive stock options have been exercised.

Stock Incentive Grants

During 2000, a total of 1,315,000 options were granted under the Registrant's Stock Incentive Plan. Of this total, 925,000 were granted to directors and officers and 390,000 to employees of the Company. At December 31, 2000, there were 1,775,000 options outstanding and 130,000 have subsequently expired. The following table sets out the details of all outstanding stock options granted to all directors, officers and employees of the Company outstanding as of June 8, 2001.

Stockscape.com Technologies Inc.	Options Outstanding At May 22, 2001	Exercise Price	Expiry Date

Directors and Officers	405,000	$0.50	July 12, 2004
	800,000	US$0.50	January 9, 2005

Employees	75,000	US$0.50	December 31, 2001
	60,000	US$0.50	November 19, 2003
	20,000	$0.50	July 12, 2004
	45,000	US$0.50	November 30, 2004
	50,000	US$0.50	January 9, 2005
	42,500	US$0.50	April 4, 2005
	72,500	US$0.50	July 5, 2005
TOTAL	1,570,000

Aggregated Options Exercised in Last Fiscal Year and Option Values

The following table sets out the details of all stock options exercised during the most recently completed financial year by the Named Executive Officers and the financial year end value of the stock options held by the Named Executive Officers.

Name	Shares Acquired on Exercise (#)	$ Value Realized	Number of Securities Underlying Unexercised Options at 12/31/00	US$ Value of Unexercised In-The-Money Options at 12/31/00
			Exercisable	Unexercisable	Exercisable	Unexercisable
Andrew F. B. Milligan	200,000	$285,952	200,000	--	55,000	--
Barry F. Duggan	--	--	112,500	187,500	30,937	51,562
John J. Brown	--	--	300,000	--	82,500	--
Eric Cardey	--	--	75,000	--	20,625	--

Aggregated Options Cancelled, Expired or Surrendered

During 2000 and up to June 8, 2001, a total of 185,000 incentive stock options have been cancelled, expired or surrendered due to employees no longer being employed by the Company.

Stock Incentive Plan

On June 30, 1999, the shareholders approved the adoption of a Stock Incentive Plan (the "Plan"). The Plan consists of a share purchase plan (the "Share Purchase Plan"), a share option plan (the "Share Option Plan"), and a share bonus plan (the "Share Bonus Plan") for directors, executive officers and employees of the Company. The purpose of the plan is to advance the interests of the Company by encouraging equity participation in the Company by directors, officers and employees of the Company through acquisition of Common Shares.

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

During the years ended December 31, 1999 and 2000, no directors or executive officers of the Registrant were participants in the Share Purchase Plan and no Common Shares were issued under the Share Bonus Plan.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Under the terms of the Share Exchange Agreement dated March 2, 1999, between the Registrant and the owner of Stockscape Canada, the Registrant acquired all of the issued and outstanding shares of Stockscape Canada by issuing 10,000,000 post-consolidation Common Shares of the Registrant (the "Payment Shares") to A. R. Rule Investments (B.C.) Ltd. (which at that time represented approximately 55% of the outstanding Common Shares of the Registrant). The Payment Shares are subject to trading restrictions under U.S. securities legislation for a minimum of two years. As at June 8, 2001, A. R. Rule Investments (B.C.) Ltd. holds 38% of the Common Shares of the Registrant.

There are no other persons who are known by the Registrant to be the beneficial owners, directly or indirectly, of more than 5% of the Registrant's issued and outstanding Common Shares as at June 8, 2001.

As at the date of this report, there are no arrangements known to the Registrant that would result in a change of control of the Registrant.

Related Party Transactions

For the reporting period and up to June 8, 2001, the following is interest of management in certain transactions.

Andrew F. B. Milligan, Chairman of the Board of the Registrant, is the principal shareholder of Glencoe Management Ltd., which received management fees from the Registrant totaling $131,776 for the year ended December 31, 2000 (see Item 6 - "Compensation").

John J. Brown, Chief Financial Officer of the Registrant, is the principal shareholder of Pacific Opportunity Company Ltd., which received management fees and accounting and administration expense reimbursements of $222,047 from the Registrant for the year ended December 31, 2000 (see Item 6 - "Compensation"). Mark T. Brown, Treasurer of the Registrant, son of John J. Brown, is President and a Director of Pacific Opportunity Company Ltd.

Sargent H. Berner, a director of the Registrant, is a partner in the Vancouver law firm of DuMoulin Black, which received fees for legal services provided to the Company for the year ended December 31, 2000 of $58,335.

David R. Williamson, a former director of the Registrant, is principal of David Williamson Associates Limited, which received fees for services provided to the Company for the year ended December 31, 2000 of $12,112.

The only other material transaction of Stockscape.com in which any director, senior officer, or any principal shareholder of Stockscape.com had a direct interest, is as follows:

As of July 12, 1999, A. R. Rule Investments B.C. Ltd., beneficially owned by Arthur R. Rule, held more than 5% of the Registrant's voting securities. As of June 8, 2001 A.R. Rule Investments (B.C.) Ltd. holds 38% of the issued and outstanding shares of the Registrant. Also see Item 4  "Information About the Company" section "Significant Transaction of the Company". During 2000, discussions to acquire Silverback were conducted with the assistance of Global Resources Investments Ltd., a California based brokerage firm associated with Arthur R. Rule who, together with his associates, is a major shareholder of A. R. Rule Investments (B.C.) Ltd. A finder's fee of 105,000 Common Shares of the Registrant is payable to Global Resource Investments Ltd. if the transaction is completed. See Item 4  Information About the Company", section (5) "Acquisition of Silverback Communications Inc."

ITEM 8: FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

The Consolidated Financial Statements of the Company as at December 31, 2000 are located under Item 17  "Financial Statements and Item 19  "Exhibits."

Legal Proceedings

In September 2000, the Company received notice that United States Fidelity and Guaranty Company (USF&G) was seeking a preliminary injunction to secure USF&G's obligations with respect to a mining reclamation bond issued on behalf of Mineral Ridge Resources Inc. ("MRRI"). MRRI was sold by the Company (formerly Cornucopia Resources Ltd.) to Vista Gold Corp. of Denver, Colorado on October 21, 1998, under the terms of an agreement whereby Vista Gold Corp. assumed the benefit and burden of all obligations with respect to MRRI, and agreed to obtain releases from USF&G on behalf of the Company. The motion for Preliminary Injunction sought to compel the Defendants, who include Vista Gold Holdings Inc., and Vista Gold Corp. as well as Stockscape and certain of its subsidiaries, to post an amount of US$793,583 as additional collateral with respect to reclamation at the MRRI mine site. See Item 4: "Information About the Company"; "Significant Transactions of the Company; 4) Sale of Mineral Ridge Mine". The court denied USF&G's motion for a preliminary injunction. USF&G continues to pursue its claim for an order requiring additional collateral to be posted. The Company filed a cross-claim against Vista Gold Holdings, Inc. and Vista Gold Corp. for their failure to secure the documents necessary to release the Company. Touchstone, which was sold by the Company on March 2, 1999, has filed a cross-claim against the Company for indemnity. As of March 31, 2001, the Company has incurred legal costs of approximately $70,000 in connection with these proceedings.

Significant Changes

During 2000 and the first quarter 2001, the Company continued to develop its Internet business despite the collapse of the market for Internet-related stocks and information-technology services. Company management has always believed that investors will increasingly rely on the Internet as a vehicle for providing timely investment information, fast and reliable trading capability, portfolio management and investment research tools and that it will become increasingly important for public companies to have regulatory, investor relations and corporate information available to shareholders on the Internet. However, the demand for online advertising on the Internet did not materialize for the Company as quickly as anticipated. Revenue for the year of $2.8 million, although representing an increase of 136% over the previous year, still resulted in a net loss of $2.46 million. Management implemented a cost-cutting program in early 2001 in order to minimize operating and overhead expenses, but current projections are still forecasting a loss for the year ending 2001.

As these continuing losses are eroding the Company's cash reserves, the Board of Directors decided on June 4, 2001 to seek a buyer for the Company's wholly-owned subsidiary, Stockscape Canada, which operates the portal at www.stockscape.com.

Discussions are currently underway with a number of potential purchasers.

ITEM 9: THE OFFER AND LISTING

Trading Market and Related Stockholder Matters

On January 29, 1988, the Company's Common Shares were listed on The Toronto Stock Exchange (symbol TSE) under the symbol CNP. The Common Shares were also quoted in the United States on the NASDAQ, National Market System until January 17, 1992 and on the NASDAQ SmallCap Market until October 29, 1998, when the Registrant's listing was transferred to the OTCBB due to new NASDAQ listing requirements (symbol CNPGF). At the Registrant's request, its Common Shares were delisted from trading on the Vancouver Stock Exchange on February 4, 1993; and as part of the reorganization of the Company, the Registrant delisted its Common Shares from The Toronto Stock Exchange on March 31, 1999. The Registrant's Common Shares continue to trade on the OTCBB under the symbol STKSF.

The high and low closings bid prices of the Registrant's Common Shares as reported on the TSE until March 31, 1999, and as quoted on the NASD OTC Bulletin Board for each quarter during the past two years are as follow

Period	TSE	High (C $)	Low (C $)

1999	First quarter	0.20	0.035
	Second to Fourth quarter	N/A	N/A

2000	First to Fourth quarter	N/A	N/A

		High	Low
Period	OTC Bulletin Board	(US $)	(US $)

1999	First quarter	0.11	0.02
	Second quarter	0.20	0.07
	Third quarter *	2.25	0.10
	Fourth quarter *	1.01	0.57

2000	First quarter *	2.50	0.59
	Second quarter	1.20	0.35
	Third quarter *	0.50	0.34
	Fourth quarter *	0.37	0.25

2001	First quarter *	0.29	0.14
	Second quarter (to May 17, 2001) *	0.18	0.14
	* After 1 for 10 consolidation on July 12, 1999

The closing bid price of the Registrant's Common Shares on the OTCBB as of December 31, 2000 was US$0.275.

As at May 11, 2001, there were approximately 1,829 registered shareholders of record holding a total 26,357,183 Common Shares of the Registrant. To the best of the Registrant's knowledge there were 81 registered Canadian shareholders, 7 non-Canadian and non-U.S. shareholders and 1,741shareholders resident in the United States holding approximately 19,518,083, 6,838,074 and 1,026 shares respectively, which represented 74.05%, 25.94% and 0.04% respectively of the Company's shares then outstanding.

There are currently no limitations imposed by Canadian federal or provincial laws on the rights of non-resident or foreign owners of Canadian securities to hold or vote the securities held. There are no such limitations imposed by the Registrant's Memorandum, Articles or contracts of which the management of the Registrant is aware. There are no arrangements known to the Registrant which, at a date subsequent to the date of this Annual Report, would result in a change of control of the Registrant.

There are no decrees or regulations in Canada or its several provinces that restrict the import or export of capital, including, but not limited to foreign exchange controls, or that affect the remittance of dividends or other payments to holders of the Registrant's securities. Any such remittances to United States residents, however, are subject to withholding tax.

Selling Shareholders, Dilution & Expense of the Issue

Not applicable.

ITEM 10: ADDITIONAL INFORMATION

Share Capital

All references to the Common Shares of the Registrant and per share amounts reflect the subdivision of the Registrant's Common shares on a two-for-one basis on July 7, 1987, and a consolidation of the Common Shares on a one-for-ten basis on July 12, 1999.

The Registrant is authorized to issue 200,000,000 Common Shares without par value and 100,000,000 preferred shares without par value, issuable in series with rights and restrictions to be determined by the directors on issue. No preferred shares have been issued, and only holders of the Common Shares have voting rights. As at December 31, 2000 and as of May 17, 2001, 26,357,183 Common Shares were issued and outstanding. The Common Shares are not subject to any future call or assessment and all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the Common Shares and they all rank pari passu, each with the other as to all benefits, which might accrue to the holders of the Common Shares.

During 2000, the Registrant had granted 1,315,000 Stock Options to certain of its directors, officers and employees to buy shares at prices of US $0.50, US$0.75 and US$1.00, with expiry dates between January 9, 2005 and July 5, 2005. On July 6, 2000, all options previously granted at exercise prices at and about US$0.60 were re-priced to US$0.50.

The Company has warrants outstanding for 175,000 Common Shares exercisable at C$2.00, which expire December 31, 2001, and warrants for 400,000 Common Shares exercisable at C$0.50 which expire June 30, 2002.

The Registrant's Common Shares authorized, issued and outstanding are described in Item 19  "Financial Statements" and "Notes to Financial Statements".

Issued and Outstanding	Number of Shares	Average Price per Share	Value of Share Capital

Balance, December 31, 1999	25,919,683	$0.46	11,798,182
- issued for cash	437,500	$0.50	218,750

Balance, December 31, 2000	26,357,183	$0.46	12,016,932

Memorandum and Articles of Association

Filed with Registrant's (formerly Cornucopia Resources Ltd.) original Form 10 dated April 29, 1988.

Material Contracts

Other than the acquisition of Stockscape Technologies Inc. and agreement with A.R. Rule Investments B.C. Ltd. and the reorganization of the Company in 1999 as described in Item 4  "Information About the Company" of this document, in the past two years the Company has not entered into any material contracts other than contracts entered into in the ordinary course of business.

In July 2000, the Company entered into a Letter of Intent with Bart Walters ("Walters") and Patrick N. Kephart ("Kephart") doing business as Silverback Communications ("Silverback") to acquire, as at August 1, 2001, the business and assets of Silverback in exchange for an aggregate of 1,500,000 shares of the Company. In connection with the purchase the Company agreed to engage the services of Walters and Kephart through Catalyst Communications LLC, a Florida limited liability corporation, to market databases and to produce investor awareness programs for a monthly fee, reimbursement for overhead and a percentage of net profits. To date, the definitive purchase agreement has not been finalized and in view of the Company's recent decision to sell Stockscape Canada it is expected it will not be concluded.

Exchange Controls And Other Limitations Affecting Security Holders

There are currently no restrictions on the export or import of capital out of or into Canada, nor are there foreign exchange controls or other laws, decrees or regulations of Canada or the province of British Columbia restricting remittance of dividends or other payments to non-resident holders of the Registrant's common shares, other than any applicable withholding taxes. However, no assurance can be given that legislation enacted in the future will not have an adverse impact on non-Canadian shareholders. See sections "Certain Canadian Federal Income Tax Consequences " and "United States Tax Consequences" below.

Except as provided in the Investment Canada Act (the "Investment Act"), there are no limitations under the laws of Canada, the province of British Columbia or in the charter or any other constituent documents of the Registrant on the right of foreigners to hold or vote the Registrant's common shares.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government (or agency thereof), corporation, partnership, trust or joint venture that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the Registrant's common shares by a non-Canadian (other than an "American" as defined in the Investment Act) would be reviewable under the Investment Act if it were an investment to acquire control of the Registrant and the value of the assets of the Registrant was $5 million or more. A non-Canadian (other than an American) would be deemed to acquire control of the Registrant for the purposes of the Investment Act if he acquired a majority of the common shares outstanding (or less than a majority but controlled the Registrant in fact through the ownership of one-third or more of the common shares outstanding) unless it could be established that, on the acquisition, the Registrant was not controlled in fact by the acquirer through the ownership of such shares. Certain transactions in relation to the Registrant's common shares would be exempt from review under the Investment Act, including, among others, the following:

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

The provisions of the Investment Act and Free Trade Agreement may have an anti-takeover effect as they may operate to prevent U.S. or other non-Canadian persons from directly or indirectly acquiring control of the Company

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of common stock of the Corporation for a shareholder of the Corporation who is not a resident of Canada but is a resident of the United States and who will acquire and hold shares of common stock of the Corporation as capital property for the purposes of the Income Tax Act (Canada) (the "Canadian Tax Act"). This summary does not apply to a shareholder who carries on business in Canada through a "permanent establishment" situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder's holding in the Corporation is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Customs & Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not a substitute for independent advice from a shareholder's own Canadian and U.S. tax advisors.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980), as amended (the "Convention").

Dividends on Common Shares and Other Income

Under the Canadian Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25 percent on dividends paid or deemed to have been paid to him or her by a corporation resident in Canada. The Corporation is responsible for withholding of tax at the source. The Convention limits the rate to 15 percent if the shareholder is a resident of the United States and the dividends are beneficially owned by and paid to such shareholder, and to 5 percent if the shareholder is also a corporation that beneficially owns at least 10 percent of the voting stock of the payor corporation.

The amount of a stock dividend (for tax purposes) would generally be equal to the amount by which the paid up or stated capital of the Corporation had increased by reason of the payment of such dividend. The Corporation will furnish additional tax information to shareholders in the event of such a dividend. Interest paid or deemed to be paid on the Corporation's debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty.

The Convention generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organization is a resident of the United States and is exempt from income tax under the laws of the United States.

Under the Income Tax Act (Canada), a nonresident of Canada is generally subject to Canadian withholding tax at the rate of 25% on dividends paid or deemed to have been paid to him by a corporation resident in Canada. The Convention limits the rate to 15% if the shareholder is resident in the United States and the dividends are beneficially owned by and paid to him, and to 5% if the shareholder is also a corporation that beneficially owns at least 10% of the voting stock of the payor corporation.

Dispositions of Common Shares

Under the Canadian Tax Act, a taxpayer's capital gain or capital loss from a disposition of a share of common stock of the Corporation is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition. The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties. The capital gains net of losses included in income are as follows. For gains net of losses realized before February 28, 2000, as to 75%. For gains net of losses realized after February 27, 2000 and before October 18, 2000, as to 66 2/3%. For gains net of losses realized after October 17, 2000, as to 50%. There are special transitional rules to apply capital losses against capital gains that arose in different periods. The amount by which a shareholder's capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of "taxable Canadian property." Shares of common stock of the Corporation will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25% or more of the issued shares of any class or series in the capital stock of the Corporation belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder and persons with whom the shareholder did not deal at arm's length and in certain other circumstances.

The Convention relieves United States residents from liability for Canadian tax on capital gains derived on a disposition of shares unless

(a) the value of the shares is derived principally from "real property" in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production,

(b) the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he or she ceased to be resident in Canada, or

(c) the shares formed part of the business property of a "permanent establishment" that the holder has or had in Canada within the 12 months preceding the disposition.

United States Tax Consequences

United States Shareholders ("US Holders")

The conclusions expressed below are rendered only with respect to the specific facts, circumstances and assumptions discussed herein. If any of the facts, circumstances, or assumptions is not entirely complete or accurate, the incompleteness or inaccuracy could have a material effect on such conclusions. The discussion herein is based upon the relevant provisions of the Internal Revenue Code ("IRC") of 1986 and the regulations there under, and judicial and administrative interpretations thereof, which are subject to change or modification, including on a retroactive basis, by subsequent legislative, regulatory, administrative or judicial decisions, and the Canada-U.S. Income Tax Convention of 1980, including all protocols (the "Treaty"). Any such changes could have an effect on the validity of the conclusions herein.

As used herein, a "US Holder" includes a holder of Common Shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an entity organized in or under the laws of the United States or of any political subdivision thereof which has validly elected to be treated as a corporation for U.S. federal income tax purposes under Treasury regulation section 301.7701-3 and any other person or entity whose ownership of Common Shares is effectively connected with the conduct of a trade or business in the United States. A US Holder does not include persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals or foreign corporations whose ownership of Common Shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Passive Foreign Investment Company Rules

Under Section 1296 of IRC , a foreign corporation is treated as a passive foreign investment company (a "PFIC") if 75% or more of its gross income for the taxable year is passive income or 50% or more of the corporation's assets produce passive income or are held for the production of passive income. Because the Company may have been a PFIC for its fiscal year ended December 31, 1998, and may have been a PFIC for some of its fiscal years ending before that date, each US shareholder of the Company should consult a tax advisor with respect to how the PFIC rules may affect such shareholder's tax situation. In particular, a US shareholder should determine whether such shareholder should elect to have the Company be treated as a Qualified Electing Fund in the event the Company is a PFIC. This might avoid adverse US federal income tax consequences that may otherwise result from the Company should it be treated as a PFIC.

A US Holder will be deemed to hold shares of a PFIC if he holds shares in a foreign corporation and at any time during the holding period of the shareholder the foreign corporation constituted a PFIC under the above definition.

Generally, a US Holder of PFIC shares is subject to a special addition to tax and interest charge with respect to certain dispositions of and "excess distributions" with respect to shares of stock of a PFIC. (An excess distribution is defined as the amount of distributions received by a shareholder in a year with respect to stock in a PFIC which exceeds 125% of the average amount of the distributions to such shareholder during the three years prior to the year of the distribution.) This addition to tax is determined by allocating the amount of the gain on disposition or excess distribution to each day during the holding period of the shareholder of such stock. The amount of the gain or excess distribution which is allocated to taxable years after 1986 and prior to the present year is deemed to generate an additional tax (equal to the gain or excess distribution at the highest U.S. federal income tax rate applicable to such shareholder in such year, less the U.S. federal income tax otherwise payable on the gain or excess distribution) and an interest charge (calculated at the statutory rate applicable to underpayments of federal income taxes).

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

Mark-to-Market Election for PFIC Stock Under the Taxpayer Relief Act of 1997

The Taxpayer Relief Act of 1997 provides that a U.S. Holder of a PFIC may make a mark-to-market election with respect to the stock of the PFIC if such stock is marketable as defined below. This provision is designed to provide a current inclusion provision for persons that are Non-Electing Holders. Under the election, any excess of the fair market value of the PFIC stock at the close of the tax year over the Holder's adjusted basis in the stock is included in the Holder's income. The Holder may deduct any excess of the adjusted basis of the PFIC stock over its fair market value at the close of the tax year. However, deductions are limited to the net mark-to market gains on the stock that the Holder included in income in prior tax years, or so called "unreversed inclusions."

For the purposes of the election, PFIC stock is marketable if it is regularly traded on (1) a national securities exchange that is registered with the SEC, (2) the national market system established under Section 11A of the Securities Exchange Act of 1934, or (3) an exchange or market that the IRS determines has rules sufficient to ensure that the market price represents legitimate and sound fair market value.

A Holder's adjusted basis of PFIC's stock is increased by the income recognized under the mark-to-market election and decreased by the deductions allowed under the election. If a U.S. Holder owns PFIC stock indirectly through a foreign entity, the basis adjustments apply to the basis of the PFIC stock in the hands of the foreign entity for the purpose of applying the PFIC rules to the tax treatment of the U.S. owner. Similar basis adjustments are made to the basis of the property through which the U.S. persons hold the PFIC stock.

Income recognized under the mark-to-market election and gain on the sale of PFIC stock with respect to which an election is made is treated as ordinary income. Deductions allowed under the election and loss on the sale of PFIC with respect to which an election is made, to the extent that the amount of loss does not exceed the net mark-to-market gains previously included, are treated as ordinary losses. The U.S. or foreign source of any income or losses is determined as if the amount were a gain or loss from the sale of stock in the PFIC.

If PFIC stock is owned by a CFC (discussed below), the CFC is treated as a U.S. person that may make the mark-to-market election. Amounts includable in the CFC's income under the election are treated as foreign personal holding company income, and deductions are allocable to foreign personal holding company income.

The above provisions apply to tax years of U.S. persons beginning after December 31, 1997, and to tax years of foreign corporations ending with or within such tax years of U.S. persons.

The rules of Code Section 1291 applicable to nonqualified funds generally do not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect. If Code Section 1291 is applied and a mark-to-market election was in effect for any prior tax year, the U.S. Holder's holding period for the PFIC stock is treated as beginning immediately after the last tax year of the election. However, if a taxpayer makes a mark-to-market election for PFIC stock that is a nonqualified fund after the beginning of a taxpayer's holding period for such stock, a coordination rule applies to ensure that the taxpayer does not avoid the interest charge with respect to amounts attributable to periods before the election.

The conclusions set out above are based on existing law and the facts, circumstances and assumptions indicated, and are subject to change.

Distributions on Common Shares

US Holders receiving dividend distributions (including constructive dividends) with respect to the Registrant's Common Shares are required to include in gross income for United States federal income tax purposes the gross amount of such distribution to the extent that the Registrant has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld (see above) may be credited, subject to certain limitations, against the US Holder's United States federal income tax liability or, alternatively, may be deducted against the US Holder's United States federal taxable income. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions by the Registrant exceed current or accumulated earnings and profits of the Registrant, they will be treated first as a return of capital up to the US Holder's adjusted basis in the Common Shares and thereafter as gain from the sale or exchange of such shares. Preferential tax rates for long-term capital gains are applicable to a US Holder, who is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a US Holder which is a corporation.

Dividends paid on the Registrant's Common Shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A US Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Registrant if such US Holder owns shares representing at least 10% of the voting power and value of the Registrant. The availability of this deduction is subject to several complex limitations, which are beyond the scope of this discussion.

Foreign Tax Credit

A US Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of the Registrant's Common Shares may be entitled, at the option of the US Holder, to either a deduction or a credit for such foreign tax paid or withheld. Extremely complex rules and limitations apply to the credit and deduction. The availability of the foreign tax credit or deduction and the application of the limitations on the credit to a specific taxpayer will be determined based on the specific circumstances of such shareholder. Accordingly, holders and prospective holders of Common Shares should consult their own tax advisors regarding their individual circumstances.

Dispositions of Common Shares

Subject to the discussion above related to the consequences of the Registrant being treated as a Passive Foreign Investment Company, gain or loss realized by a US Holder (other than a 10-percent or greater shareholder of the Registrant) on the sale or other disposition of Common Shares will be subject to United States federal income tax as capital gain or loss in an amount equal to the difference between such US Holder's basis in the Common Shares and the amount realized on the disposition. Such capital gain or loss will be long-term capital gain or loss if the US Holder has held the Common Shares for more than one year at the time of the sale or exchange. In general, gain from a sale, exchange or other disposition of the Common Shares by a US Holder will be treated as US source income.

The foregoing discussion is based upon the sections of the IRC, Treasury Regulations, published Internal Revenue Service rulings, published administrative positions of the Internal Revenue Service and court decisions that are currently applicable, any or all of which could be materially adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of proposed legislation which if enacted could be applied, possibly on a retroactive basis, at any time. Any holders or prospective holders of the Registrant's Common Shares are encouraged to consult their own tax advisors about the federal, state, local and foreign tax consequences of purchasing, owning and disposing of Common Shares of the Registrant.

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

Documents on Display

The Registrant is subject to the information requirements of the United States Securities Exchange Act of 1934, as amended, (the "Exchange Act") and files reports and other information with the Securities and Exchange Commission (the "Commission") in accordance with these requirements. These filings, including this Annual Report, are available for inspection and copying at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, telephone 1-800-SEC-0330, or on the Internet at www.sec.gov and at the Commission's Regional Offices at 7 World Trade Center, New York, NY 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Website on the Internet at http://www.sec.gov that contains, reports, proxy and information statements and other information regarding companies that file electronically with the Commission. The Registrant's annual reports, quarterly reports, proxy statements and other information may be accessed through the Commission's website. Material filed by the Registrant can also be inspected at the office of National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006, telephone (202) 828-8028.

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

NONE

PART II

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

NONE.

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENICIES

NONE.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

AND USE OF PROCEEDS

NONE.

PART III

ITEM 17: FINANCIAL STATEMENTS

The Company's Consolidated Financial Statements and the report of independent Chartered Accountants are included in Item 19 as part of this Annual Report as follows:

(vi) Auditors' Report to the Shareholders dated April 20, 2001 for the years ended December 31, 2000 46 and December 31, 1999, the three months ended December 31, 1998 and the year ended September 30, 1998.

(vii) Consolidated Balance Sheets as at December 31, 2000, and December 31, 1999. 47

(viii) Consolidated Statements of Operations and Deficit for the years ended December 31, 2000 and December 31, 1999,

the three-month period ended December 31, 1998 and the year ended September 30, 1998. 48

(ix) Consolidated Statements of Cash Flows for the years ended December 31, 2000, December 31, 1999, the three-

month period ended December 31, 1998 and the year ended September 30, 1998. 49

(x) Notes to the Consolidated Financial Statements. 50 - 67

ITEM 18: FINANCIAL STATEMENTS

NONE.

SIGNATURES

Pursuant to the requestments of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has fully caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

STOCKSCAPE.COM TECHNOLOGIES INC.

Date:	June 26, 2001	/s/	"Barry F. Duggan"
Barry F. Duggan
President & Chief Executive Officer
Director

Date:	June 26, 2001	/s/	"Andrew F. B. Milligan"
Andrew F. B. Milligan
Chairman of the Board
Director

ITEM 19: EXHIBITS

(1. Financial Statements

		Page(s)

(i)	Report of Independent Chartered Accountants dated April 20, 2001 for the years ended December 31, 2000 and December 31, 1999, the three months ended December 31, 1998 and the year ended September 30, 1998.	46

(ii)	Consolidated Balance Sheets as at December 31, 2000, and December 31, 1999.	47

(iii)	Consolidated Statements of Operations and Deficit for the years ended December 31, 2000 and December 31, 1999, the three-month period ended December 31, 1998 and the year ended December 31, 1998.	48

(iv)	Consolidated Statements of Cash Flows for the years ended December 31, 2000 and December 31, 1999, the three- month period ended December 31, 1998 and the year ended December 31, 1998.	49

(vi)	Notes to the Consolidated Financial Statements.	50 67

(2. Exhibits

			Page(s)
		* Incorporated herein by reference to the corresponding exhibit filed with the Registrant's original Form 10 dated April 29, 1988 for Cornucopia Resources Ltd.
*	1.1	Certificate of Amalgamation dated November 14, 1985 and Amalgamation Agreement dated April 24, 1985 between Cyrano Resources Inc. and Cornucopia Resources Ltd.

*	1.2	Memorandum of the Registrant, as amended June 24, 1986 and June 25, 1987.

*	1.3	Articles of the Registrant, as amended June 24, 1986.

*	1.4	Article 25.1 of the Registrant.

*	1.5	Specimen Certificate for Common Shares without par value.

	1.6	Certificate of Change of Name, British Columbia Company Act. Incorporated herein by reference to Exhibit 1.6 of the Registrant's Annual Information Form for the year ended December 31, 1999.

	4.1	Cornucopia Resources Ltd. Stock Incentive Plan as amended and approved by the Registrant shareholders on May 27, 1993 and further amended by the directors on January 5, 1994, May 15, 1995, September 18, 1995 and January 4, 1996. Directors' and Employees' Share Option Program. Incorporated herein by reference to Exhibit 4.2 to the Registrant's Form S-8 (Reg. No. 33-25974) and the most recent amendment received approval from the Registrant shareholders at the Company's Annual General Meeting on June 20, 1996. Incorporated herein by reference to Exhibit 4.3 of the Registrant's Form 10-K for year ended December 31, 1996.

	4.2	Stockscape.com Technologies Inc. Stock Incentive Plan as approved by the Registrant shareholders on June 30, 1999. Incorporated herein by reference to Exhibit 4.2 of the Registrant's Annual Information Form for the year ended December 31, 1999.

(b) Exhibits (Cont'd)

Page(s)

4.3	Great Basin Gold Ltd. Purchase and Sale Agreement dated March 2, 1999. Incorporated herein by reference to Exhibit 4.3 of the Registrant's Form 20-F for the year ended December 31, 1999.

4.4	Share Purchase and Sale Agreement among Cornucopia Resources Inc. and Cornucopia Resources Ltd. and Vista Gold Holdings Inc. and Vista Gold Corp. Incorporated herein by reference to Exhibit 4.4 of the Registrant's Annual Information Form for the year ended December 31, 1999.

4.5	Form of Warrant, Common Shares Purchase Warrant made as of July 20, 1999 between the Registrant and Glencoe Management Ltd. Incorporated herein by reference to Exhibit 4.5 of the Registrant's Form 20-F for the year ended December 31, 1999.

4.6	Revised Management Agreement dated July 1, 1999, between the Registrant and Glencoe Management Ltd. Incorporated herein by reference to Exhibit 4.6 of the Registrant's Form 20-F for the year ended December 31, 1999.

4.7	Employment Agreement dated March 14, 2000, between the Registrant and Barry F. Duggan.	69 - 73

4.8	Letter of Intent dated July 31, 2000 between Silverback Communications and Stockscape.com Technologies Inc.	75 - 77

8.1	Subsidiaries of the Registrant. The subsidiary companies of the Registrant are described in Item 4 " Information on the Company, Organizational Structure".	19

10.1	News releases dated: April, 13, 2000; August 17, 2000 and June 4, 2001	79 - 81

10.2	Consent of KPMG LLP dated June 26, 2001.	83

Consent of Ellis Foster dated June 5, 2000. Incorporated herein by reference to Exhibit 10.3 of the Registrant's Form 20-F for the year ended December 31, 1999.

c.) Reports on Form 6-K

During 2000, and as of June 8, 2001, the Registrant has filed reports on Form 6-K on the following dates:

Date	Summary

Form 6-K March 31, 2000	Interim financial statements for first quarter 2000.

Form 6-K June 30, 2000	Interim financial statements for second quarter 2000.

Form 6-K November 22, 2000	Interim financial statements for third quarter 2000.

Form 6-K June 5, 2001	Material Change - News Release announcing that the Registrant is seeking a buyer for its Internet Subsidiary.

Form 6-K June 25, 2001	Interim financial statements for first quarter 2001.

STOCKSCAPE.COM TECHNOLOGIES INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999,

THREE MONTHS ENDED DECEMBER 31, 1998 AND

YEAR ENDED SEPTEMBER 30, 1998

Auditors' Report to the Shareholders

We have audited the consolidated balance sheets of Stockscape.com Technologies Inc. as at December 31, 2000 and 1999 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the year ended December 31, 2000, we conducted our audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 1999, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and 1999 and the results of its operations and its cash flows for the years then ended, in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied, after giving effect to the change in the method of accounting for income taxes as explained in note 2(c) to the consolidated financial statements, on a consistent basis.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected total assets and shareholders' equity as at December 31, 2000 and 1999 and results of operations for the years then ended to the extent summarized in note 10 to the consolidated financial statements.

The consolidated financial statements for the three months ended December 31, 1998 and the year ended September 30, 1998 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated March 25, 1999.

"KPMG LLP"

Chartered Accountants

Vancouver, Canada

April 20, 2001

STOCKSCAPE.COM TECHNOLOGIES INC.

Consolidated Balance Sheets as at December 31

(Expressed in Canadian Dollars unless otherwise stated)
2000	1999
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$ 2,814,934	$ 947,369
Short-term investments	2,093,588	5,847,601
Marketable securities	312,981	426,039
Accounts receivable	160,526	73,881
Prepaid expenses	213,145	22,201
	5,595,174	7,317,091

LONG-TERM INVESTMENTS (Note 4)	2,018,750	2,656,466

FIXED ASSETS (Note 5)	606,298	348,414

RESOURCE PROPERTY (Note 6)	1	1

INTANGIBLE ASSETS (Note 5)	8,362	11,328
	$ 8,228,585	$ 10,333,300

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$ 352,321	$ 262,480
Unearned revenue	114,244	67,257
466,565	329,737
SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 8)	12,016,932	11,798,182

DEFICIT	(4,254,912)	(1,794,619)
7,762,020	10,003,563

Nature of operations (Note 1)
Commitments (Note 13)
Contingency (Note 15)
Subsequent events (Notes 6 and 8(c))
	$ 8,228,585	$ 10,333,300

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors
"Andrew F. B. Milligan"	"Barry F. Duggan"
Andrew F.B. Milligan, Director	Barry F. Duggan, Director

STOCKSCAPE.COM TECHNOLOGIES INC.

Consolidated Statements of Operations and Deficit

(Expressed in Canadian Dollars unless otherwise stated)

	Year Ended December 31, 2000	Year Ended December 31, 1999	Three Months Ended December 31, 1998	Year Ended September 30, 1998
REVENUE

Web-site sales and service	$ 554,633	$ 759,832	$ 68,422	$ 170,157
Investor awareness programs	1,998,917	368,575	-	-
Interest	302,922	81,635	-	-
	2,856,472	1,210,042	68,422	170,157

OPERATING EXPENSES

Advertising and promotion	45,739	25,008	12,398	48,661
Depreciation	225,278	73,106	-	-
Accounting and legal fees	256,781	127,434	403	18,140
Annual report and annual general meeting costs	173,613	-	-	-
Bad debt expense	-	25,101	-	6,657
Cost of sales	2,426,177	1,218,486	74,365	337,494
Management and administration fees	884,990	261,447	-	-
Foreign exchange	6,302	6,698	-	-
Interest on debt (Note 7)	-	29,718	18,973	44,479
Investor and shareholder relations	285,700	131,294	-	-
Listing and transfer fees	23,942	27,505	-	-
Office and miscellaneous	473,558	104,686	8,904	42,120
Salaries, wages and benefits	514,745	95,917	36,708	171,961
Travel	113,450	36,552	-	-
Loss on disposal of fixed assets	-	16,042	-	-
Write down of marketable securities (Note 4)	298,415	-	-	-
Gain on sale of marketable securities	(411,925)	(14,573)	-	-
	5,316,765	2,164,421	151,751	669,512

LOSS FOR THE PERIOD	2,460,293	954,379	83,329	499,355

DEFICIT, BEGINNING OF PERIOD	1,794,619	840,240	756,911	257,556

DEFICIT, END OF PERIOD	$ 4,254,912	$ 1,794,619	$ 840,240	$ 756,911

LOSS PER SHARE	$ 0.09	$ 0.06	$ 0.09	$ 0.53

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	26,255,100	14,998,008	950,000	950,000

See accompanying notes to consolidated financial statements.

STOCKSCAPE.COM TECHNOLOGIES INC.

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars unless otherwise stated)

	Year Ended December 31, 2000	Year Ended December 31, 1999	Three Months Ended December 31, 1998	Year Ended September 30 1998
CASH PROVIDED BY (USED FOR)

OPERATIONS

Net loss for the year	$ (2,460,293)	$ (954,379)	$ (83,329)	$ (499,355)
Items not involving cash
Depreciation	225,278	73,106	8,416	35,895
Loss on disposal of fixed assets	-	16,042	-	-
Interest paid by issuance of shares	-	21,105	-	-
Gain on sale of marketable securities	(411,925)	(14,573)	-	-
Write down of marketable securities	298,415

Changes in non-cash working capital items (Note 14)	(140,761)	(239,801)	(54,822)	137,065
	(2,489,286)	(1,098,500)	(129,735)	(326,395)
INVESTING

Proceeds on sale of marketable securities	864,284	144,218	-	-
Sale (purchase) of short-term investments	3,754,013	(5,847,601)	-	-
Purchase of fixed assets	(479,372)	(343,817)	(2,497)	(59,604)
Proceeds from sale of fixed assets	-	4,200	-	-
Purchase of intangible assets	(824)	(5,689)	(1,758)	(5,150)
Cash acquired on business combination (Note 3)	-	36,819	-	-
	4,138,101	(6,011,870)	(4,255)	(64,754)
FINANCING

Share subscriptions	-	-	-	-
Short-term financing	-	102,500	-	-
Repayment of short-term financing	-	(177,500)	-	-
Private placement proceeds, net of issue costs	-	1,952,687	-	-
Proceeds on exercise of Series A Warrants	-	2,600,000	-	-
Proceeds on exercise of Series B Warrants	-	3,190,100	-	-
Proceeds on exercise of options	218,750	201,250	-	-
Long-term debt (Note 7)	-	130,907	93,677	488,479
	218,750	7,999,944	93,677	488,479
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,867,565	889,574	(40,313)	97,330

CASH AND CASH EQUIVALENTS, Beginning of period	947,369	57,795	98,108	778

CASH AND CASH EQUIVALENTS, End of period	$ 2,814,934	$ 947,369	$ 57,795	$ 98,108

Supplementary information (Note 14)

See accompanying notes to consolidated financial statements.

Stockscape.com Technologies Inc.

For the Years Ended December 31, 2000 and 1999,

three months ended December 31, 1998 and

year ended September 30, 1998

(Expressed in Canadian Dollars unless otherwise stated)

1. NATURE OF OPERATIONS

During 1999, Stockscape.com Technologies Inc. ("Stockscape" or the "Company"; formerly Cornucopia Resources Ltd.), completed a reorganization and change of principal activity from that of exploration and development of mineral properties to that of providing investment information and services through the internet. In March 1999, the Company sold its sole remaining active resource property located on the Carlin Trend in the State of Nevada, USA. Effective July 9, 1999, the Company acquired Stockscape.com Technologies (Canada) Ltd. ("Stockscape Canada"), a privately-held internet research Company which maintains an Internet portal for investors at www.stockscape.com which has been in operation since October 1996 (Note 3). Effective July 9, 1999, the Company changed its name to Stockscape.com Technologies Inc. on completion of the business combination with Stockscape Canada.

2. SIGNIFICANT ACCOUNTING PRINCIPLES

(a) Basis of Presentation and Consolidation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Material measurement differences to those in the United States of America are disclosed in Note 10.

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All significant intercompany balances and transactions have been eliminated.

Effective July 9, 1999, the Company completed the acquisition of 100% of the outstanding common shares of Stockscape Canada. Since the former sole shareholder of Stockscape Canada obtained control of the Company through the share exchange, this transaction has been accounted for in these financial statements as a reverse takeover. Consequently, the consolidated statements of operations and deficit and cash flows reflect the results of operations of Stockscape Canada, the legal subsidiary, combined with those of Stockscape, the legal parent, from July 9, 1999. In addition, the prior periods figures presented are those of Stockscape Canada.

(b) Revenue Recognition

(i) Revenues from services provided including web-site creation and maintenance, digital dispatches and newsletter subscriptions are recognized as the services are provided.

(ii) Revenues from investor awareness programs are recognized as the services are provided.

Stockscape.com Technologies Inc.

For the Years Ended December 31, 2000 and 1999,

three months ended December 31, 1998 and

year ended September 30, 1998

(Expressed in Canadian Dollars unless otherwise stated)

2. SIGNIFICANT ACCOUNTING PRINCIPLES, (Continued)

(b) Revenue Recognition, (Continued)

(iii) Unearned revenue arises from cash received in advance of services provided and is recorded as revenue when the services are provided.

(c) Income Taxes

Effective January 1, 2000, the Company adopted, retroactively and without restatement of prior periods, the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for income taxes, which requires the use of the asset and liability method. The cumulative effect, at January 1, 2000, of adopting these recommendations was not material. Under this method of tax allocation, future income tax assets and liabilities are determined based on temporary differences between the financial statement carrying values and their respective income tax bases, and loss carryforwards. Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount that is considered by management more likely than not to be realized.

Prior to the adoption of the new recommendations, income tax expense was determined using the deferral method of tax allocation. Under this method, deferred income tax expense was based on differences in the timing of recognition of revenues and expenses for income tax and financial reporting. The benefit of loss carryforwards was recognized only to the extent that their realization was virtually certain. To December 31, 1999, no such benefits had been recognized in the consolidated financial statements.

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

Stockscape.com Technologies Inc.

For the Years Ended December 31, 2000 and 1999,

three months ended December 31, 1998 and

year ended September 30, 1998

(Expressed in Canadian Dollars unless otherwise stated)

2. SIGNIFICANT ACCOUNTING PRINCIPLES, (Continued)

(f) Investments

The Company's investments, which include items classified on the consolidated balance sheet as marketable securities and long-term investments, represent common shares of publicly listed companies and are carried at the lower of cost or market. Investments in common shares which are subject to trading restrictions for the next year are classified as long-term investments.

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

(h) Fixed and Intangible Assets

Fixed and intangible assets are stated at cost less accumulated depreciation.

(i) The following fixed assets are depreciated on a declining balance basis at the following annual rates:

Computer equipment	30%
Office equipment	20%

(ii) Computer software is depreciated on a straight-line basis over twelve months.

(iii) Leasehold improvements are depreciated on a straight-line basis over their respective lease term.

(iv) Trademarks and other organization costs are depreciated on a straight-line basis over five years.

(v) Development and maintenance costs of the corporate web-site are expensed as incurred.

Stockscape.com Technologies Inc.

For the Years Ended December 31, 2000 and 1999,

three months ended December 31, 1998 and

year ended September 30, 1998

(Expressed in Canadian Dollars unless otherwise stated)

2. SIGNIFICANT ACCOUNTING PRINCIPLES, (Continued)

(i) Share Capital

The Company records proceeds from the issuance of common shares net of issue costs. Shares issued for other than cash consideration are valued at the quoted price on the stock exchange on the date the agreement to issue the shares was reached.

The Company has a stock-based compensation plan which is described in Note 8(c). No compensation expense is recognized for this plan when stock or stock options are issued to directors or employees. Any consideration paid by directors or employees on exercise of stock options or purchase of stock is credited to share capital.

(j) Financial Instruments

The carrying value of cash and cash equivalents, short-term investments, marketable securities, accounts receivable, and accounts payable and accrued liabilities approximate fair values due to their short term nature. The fair value of long term investments is disclosed in Note 4.

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

Stockscape.com Technologies Inc.

For the Years Ended December 31, 2000 and 1999,

three months ended December 31, 1998 and

year ended September 30, 1998

(Expressed in Canadian Dollars unless otherwise stated)

3. BUSINESS COMBINATION

Effective July 9, 1999, Cornucopia Resources Ltd. ("Cornucopia") and Stockscape Canada received all necessary approvals to complete their agreements to merge. Cornucopia consolidated its shares, changed its name to Stockscape, and issued 10,000,000 post-consolidation common shares to the sole shareholder of Stockscape Canada in consideration for all of its issued and outstanding common shares on a one-for-one basis. Since the former sole shareholder of Stockscape Canada obtained control of the Company through the share exchange, this transaction has been accounted for in these financial statements as a reverse takeover and the purchase method of accounting has been applied. Under reverse takeover accounting, Stockscape Canada is considered to have acquired Cornucopia.

Net assets of Cornucopia acquired at their fair values at July 9, 1999:

Cash	$ 36,819
Marketable securities	229,465
Non-cash working capital	(476,388)
Long-term investment	2,981,748
Resource property	1
$ 2,771,645

Consideration assigned to common shares issued	$ 2,771,645

4. Long-Term Investments

In June 1999, Cornucopia completed the sale of a subsidiary to Great Basin Gold Ltd., ("Great Basin"). The consideration received for this sale was 2,750,000 common shares and 250,000 share purchase warrants of Great Basin which were exercisable at $2.00 per share for a period of one year from June 30, 1999. The closing market price of the Great Basin common shares on June 30, 1999 was approximately $1.45 per share, ($0.98 US). An additional 25% discount has been applied to the carrying value of these Great Basin common shares to reflect the restrictions placed on their resale and voting rights. The total value attributable to the common shares and purchase warrants was $2,981,748. The material continuing restrictions on the rights attached to these shares are as follows:

(i) The Company is entitled to sell, without restriction, up to 25,000 of the Great Basin shares in any thirty calendar day period or to carry over any or all of that number of shares to the next thirty calendar day period and thereafter for up to four such periods, so that, in effect the Company may sell up to 100,000 Great Basin shares during the last thirty days of a 120 calendar day period.

Stockscape.com Technologies Inc.

For the Years Ended December 31, 2000 and 1999,

three months ended December 31, 1998 and

year ended September 30, 1998

(Expressed in Canadian Dollars unless otherwise stated)

4. Long-Term Investments, (Continued)

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

To December 31, 2000, 325,000 Great Basin shares have become unrestricted pursuant to (i) above. During the year ended December 31, 2000, a total of 325,000 shares were sold. Furthermore, the Company recognized an impairment in value of the Great Basin common shares and recognized a loss of $298,415 during the year ended December 31, 2000. As a result, the carrying value of the long-term investment approximates market value at December 31, 2000. The market value of the Great Basin common shares at December 31, 1999 was approximately $8,112,500. At December 31, 2000, 300,000 Great Basin common shares have been classified as marketable securities.

Stockscape.com Technologies Inc.

For the Years Ended December 31, 2000 and 1999,

three months ended December 31, 1998 and

year ended September 30, 1998

(Expressed in Canadian Dollars unless otherwise stated)

5. FIXED AND INTANGIBLE ASSETS

(a) Fixed Assets

		Accumulated	Net Book
December 31, 2000	Cost	Depreciation	Value

Computer equipment	$ 741,883	$ 212,498	$ 529,385
Computer software	103,695	95,464	8,231
Office equipment	45,998	8,679	37,319
Leasehold improvements	52,863	21,500	31,363
	$ 944,439	$ 338,141	$ 606,298

		Accumulated	Net Book
December 31, 1999	Cost	Depreciation	Value

Computer equipment	$ 352,349	$ 69,091	$ 283,258
Computer software	87,234	35,716	51,518
Office equipment	12,054	3,588	8,466
Leasehold improvements	13,430	8,258	5,172
	$ 465,067	$ 116,653	$ 348,414

(b) Intangible Assets

		Accumulated	Net Book
December 31, 2000	Cost	Depreciation	Value

Trademarks	$ 16,016	$ 8,659	$ 7,357
Organization costs	1,257	252	1,005
	$ 17,273	$ 8,911	$ 8,362

		Accumulated	Net Book
December 31, 1999	Cost	Depreciation	Value

Trademarks	$ 15,192	$ 5,121	$ 10,071
Organization costs	1,257	-	1,257
	$ 16,449	$ 5,121	$ 11,328

Stockscape.com Technologies Inc.

For the Years Ended December 31, 2000 and 1999,

three months ended December 31, 1998 and

year ended September 30, 1998

(Expressed in Canadian Dollars unless otherwise stated)

6. RESOURCE PROPERTY

As at December 31, 2000, the Company held an undivided 100% interest in certain patented mineral claims on the Yakobi Island property located in Southeastern Alaska. This property is carried at a nominal value of $1. Subsequent to December 31, 2000, this property was sold for proceeds of U.S. $56,702. The Company believes it has met all reclamation obligations with respect to the claims and received confirmation from the Alaska Forest Service on December 12, 2000 that no further reclamation work was required.

7. LONG-TERM DEBT

As at December 31, 1998, Stockscape Canada had a long-term loan outstanding to its shareholder of $672,988. Additional advances totaling $130,907 were made to Stockscape Canada during 1999. During March, 1999 this loan plus accrued interest charged at 12% per annum totaled $825,000 and was converted into 8,250,000 common shares of Stockscape Canada.

8. SHARE CAPITAL

(a) Authorized

100,000,000 Preferred Shares without par value, with rights to be determined upon issue

200,000,000 Common Shares without par value

(b) Issued and Outstanding

Stockscape.com Technologies (Canada) Ltd.	Number of Shares	Amount

Balance as at September 30, 1997 and 1998 and December 31, 1998	950,000	$ 57,500

Shares issued for cash subscriptions	800,000	200,000
Shares issued on conversion of debt (Note 7)	8,250,000	825,000

Balance as at July 9, 1999, prior to the arrangement with Cornucopia Resources Ltd. (below and Note 3)	10,000,000	$ 1,082,500

Stockscape.com Technologies Inc.

For the Years Ended December 31, 2000 and 1999,

three months ended December 31, 1998 and

year ended September 30, 1998

(Expressed in Canadian Dollars unless otherwise stated)

8. SHARE CAPITAL, (Continued)

All of the above outstanding common shares were exchanged into post-consolidation Stockscape common shares on a 1 for 1 basis at time of business combination (see below).

Stockscape.com Technologies Inc.	Number of Shares	Amount

Balance as at December 31, 1997	38,556,040	$55,805,794
Issued for services	107,500	31,717
Issued for services	150,517	27,378
Issued for cash	2,777,777	368,800

Balance as at December 31, 1998	41,591,834	56,233,689
Consolidation of common shares on a 10 old for 1 new basis	(37,432,651)	-

Balance as at July 9, 1999, prior to business combination	4,159,183	56,233,689

Shares of Stockscape issued in exchange for shares of Stockscape Canada, valued at the fair value of the net tangible assets of Cornucopia prior to the transaction (Note 3)	10,000,000	2,771,645

Adjustment to record business combination
Reduction in book value of the Company's share capital to that of Stockscape Canada (Note 3)	-	(55,151,189)

Balance, after business combination	14,159,183	3,854,145

Issued for cash due to private placement	4,000,000	1,952,687
Issued for cash on exercise of Series A Warrants	4,000,000	2,600,000
Issued for cash on exercise of Series B Warrants	3,358,000	3,190,100
Issued for cash on exercise of Stock Options	402,500	201,250

Balance as at December 31, 1999	25,919,683	11,798,182

Issued for cash on exercise of Stock Options	437,500	218,750

Balance as at December 31, 2000	26,357,183	$12,016,932

Stockscape.com Technologies Inc.

For the Years Ended December 31, 2000 and 1999,

three months ended December 31, 1998 and

year ended September 30, 1998

(Expressed in Canadian Dollars unless otherwise stated)

8. SHARE CAPITAL, (Continued)

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

	Number	Weighted-Average
	of Shares	Exercise Price

Outstanding at September 30, 1997, 1998 and December 31, 1998	-	$ -

Granted during the year	1,425,000	0.54
Exercised	(402,500)	0.50

Outstanding at December 31, 1999	1,022,500	0.56

Granted during the year	1,315,000	0.75
Exercised	(437,500)	0.50
Cancelled/Expired	(125,000)	0.75

Outstanding at December 31, 2000	1,775,000	$ 0.69

	Number		Number
	Outstanding at	Remaining	Exercisable at
Exercise	December 31,	Contractual	December 31,
Price	2000	Life	2000

$0.50	450,000	3.5 years	450,000
$0.50 USD	1,325,000	4 years	866,250

	1,775,000		1,316,250

Stockscape.com Technologies Inc.

For the Years Ended December 31, 2000 and 1999,

three months ended December 31, 1998 and

year ended September 30, 1998

(Expressed in Canadian Dollars unless otherwise stated)

8. SHARE CAPITAL, (Continued)

(c) Stock Options, (Continued)

	Number		Number
	Outstanding at	Remaining	Exercisable at
Exercise	December 31,	Contractual	December 31,
Price	1999	Life	1999

$0.50	887,500	4.5 years	887,500
$0.50 USD	135,000	5 years	-

	1,022,500		887,500

During the year ended December 31, 2000, the Company re-priced 1,187,500 existing stock options to be exercised at U.S.$0.50 per share. The above tables reflect this re-pricing for 2000. Subsequent to year end, 130,000 stock options were cancelled or expired.

(d) Share Purchase Warrants

Share purchase warrants outstanding at December 31, 2000 are as follows:

Number	Exercise Price	Expiry Date

175,000	$ 2.00	December 31, 2001
400,000	$ 0.50	June 30, 2002
575,000

(e) Escrowed Shares

The 10,000,000 common shares issued in exchange for Stockscape Canada have been placed in escrow and are not subject to release so long as trading restrictions exist under U.S. securities laws.

9. SEGMENTED INFORMATION

The Company operates in a single operating segment, being the maintenance of an internet portal for investors. At December 31, 2000 all of the Company's material assets were held in Canada.

Stockscape.com Technologies Inc.

For the Years Ended December 31, 2000 and 1999,

three months ended December 31, 1998 and

year ended September 30, 1998

(Expressed in Canadian Dollars unless otherwise stated)

10. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). A description of material measurement differences to accounting principles in the United States ("U.S. GAAP") are as follows:

(a) Income Taxes

Under the asset and liability method of United States Statement of Financial Accounting Standards No. 109 ("SFAS 109"), future income tax assets and liabilities are measured using enacted tax rates for the future income tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases, which is comparable to the Canadian standard adopted for the year ended December 31, 2000 (Note 2(c)) except that changes in the tax rates are recognized for U.S. GAAP purposes in the year of their enactment, not their substantive enactment as under Canadian GAAP. For the year ended December 31, 1999, the three month period ended December 31, 1998 and the year ended September 30, 1998, there is no effect of adopting the provisions of SFAS 109 on the Company's financial statements as the recognition criteria for future tax assets has not been met. In addition, there are no differences to reported assets, liabilities, shareholders' equity or loss due to differences in the timing of recognition of changes in tax rates.

(b) Stock-Based Compensation

The Financial Accounting Standards Board in the U.S. has issued Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation". As permitted by the Statement, the Company has elected to continue measuring stock-based compensation costs for employees using the intrinsic value based method of accounting.

Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market value of the stock at the measurement date over the amount an employee or director must pay to acquire the stock. Generally, the measurement date is the date of grant. Stock-based compensation expense in respect of stock options to employees and directors under U.S. GAAP based on the intrinsic value method would be $23,500 for the year ended December 31, 2000 (1999 - nil; three months ended December 31, 1998  nil; year ended September 30, 1998 - nil).

Stockscape.com Technologies Inc.

For the Years Ended December 31, 2000 and 1999,

three months ended December 31, 1998 and

year ended September 30, 1998

(Expressed in Canadian Dollars unless otherwise stated)

10. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES, (Continued)

(b) Stock-Based Compensation, (Continued)

Under U.S. GAAP, stock options granted to non-employees for services rendered to the Company are required to be measured based on the fair value of stock options granted as the services are performed and the options earned. The calculated compensation cost is charged to operations as determined. Stock-based compensation expense in respect of stock options to consultants, under U.S. GAAP, based upon the fair value of the options using an option pricing model, would be $67,500 for the year ended December 31, 2000 (1999 - nil; three months ended December 31, 1998  nil; year ended September 30, 1998 - nil).

During the year ended December 31, 2000, the Company re-priced certain employee stock options. As a result, in accordance with U.S. GAAP the repriced options are considered to be variable stock option awards. Compensation cost for variable stock option awards to employees is calculated by the intrinsic value method, as described above except that it is remeasured at each reporting date to reflect increases in the market price of the underlying stock since the date of repricing. Such variable plan accounting continues until the options are exercised, forfeited or expire. As the Company's stock price at December 31, 2000 is lower than the revised exercise price, no compensation expense was recorded at December 31, 2000.

(c) Investments

Under Financial Accounting Standard No. 115 "Accounting for Certain Investments in Debt and Equity Securities" ("FAS 115"), the Company's investments in securities would be classified as available-for-sale securities and carried at fair value. Unrealized holding gains and losses on available-for-sale securities are excluded from earnings under U.S. GAAP and reported as a net amount in accumulated other comprehensive income (loss), which is a separate component of shareholders' equity until realized. On realization, comprehensive income would be adjusted to reflect the reclassification of the gains or losses into income.

Under practices proscribed by the Securities and Exchange Commission, the Company would not apply a 25% discount to the carrying value of the Great Basin equity securities received as consideration for the sale of its wholly-owned subsidiary (Note 4). Due to the write down of the Great Basin equity securities in fiscal 2000, this discount would be charged to operations under U.S. GAAP. In addition, the cost base of Great Basin equity securities sold during the year would be higher under U.S. GAAP.

Stockscape.com Technologies Inc.

For the Years Ended December 31, 2000 and 1999,

three months ended December 31, 1998 and

year ended September 30, 1998

(Expressed in Canadian Dollars unless otherwise stated)

10. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES, (Continued)

(d) Comprehensive Income

Under FAS 130, comprehensive income is reported and displayed. Comprehensive income includes all changes in equity during a period except those resulting from transactions and other events and circumstances from owner sources. Under FAS 130, unrealized holding gains and losses on available-for-sale securities would be included as a component of comprehensive income.

(e) New Accounting Standards

Effective for the Company's fiscal period beginning January 1, 2001, the Financial Accounting Standards Board Statement No. 133 ("FAS 133") "Accounting for Derivative Instruments and Hedging Activity" is applicable for U.S. GAAP purposes. FAS 133 established accounting and reporting standards for derivative instruments and for hedging activities. As at December 31, 2000, the Company does not have any derivative instruments and, therefore, the adoption of FAS 133 will not have a material impact on the Company's financial position or results of operations on adoption.

Stockscape.com Technologies Inc.

For the Years Ended December 31, 2000 and 1999,

three months ended December 31, 1998 and

year ended September 30, 1998

(Expressed in Canadian Dollars unless otherwise stated)

10. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES, (Continued)

(f) Reconciliation

The effect of the differences between Canadian GAAP and U.S. GAAP on the balance sheets and statements of operations and deficit are summarized as follows:

	December 31,	December 31,
	2000	1999

Assets under Canadian GAAP	$ 8,228,585	$ 10,333,300

Adjustment for unrealized holding gain (Note 10(c))	-	4,125,000

Adjustment for discount on investments (Note 10(c))	-	1,005,752

Assets under U.S. GAAP	$ 8,228,585	$ 15,464,052

	December 31,	December 31,
	2000	1999

Shareholders' equity, under Canadian GAAP	$ 7,762,020	$ 10,003,563

Adjustment for unrealized holding gain (Note 10(c))	-	4,125,000

Shareholders' equity under U.S. GAAP	$ 7,762,020	$ 14,128,563

			Three months
	Year ended	Year ended	ended	Year ended
	December 31,	December 31,	December 31,	September 30,
	2000	1999	1998	1998

Loss for the year under Canadian GAAP	$ (2,460,793)	$ (954,379)	$ (83,329)	$ (499,355)
Adjustment for stock-based compensation (Note 10(b))	(91,000)	-	-	-
Adjustment for gain on sale of marketable securities (Note 10(c))	(117,463)	-	-	-
Adjustment for write down of marketable securities (Note 10(c))	(882,806)	-	-	-

Net loss under U.S. GAAP	(3,552,062)	(954,379)	(83,329)	(499,355)

Other comprehensive income:
Adjustment for unrealized holding gain (losses) (Note 10(c))	(4,125,000)	4,125,000

Comprehensive income (loss)	$ (7,677,062)	$ 3,170,621	$ (83,329)	$ (499,355)

Loss per share under U.S. GAAP	$ (0.14)	$ (0.21)	$ (0.09)	$ (0.53)

Stockscape.com Technologies Inc.

For the Years Ended December 31, 2000 and 1999,

three months ended December 31, 1998 and

year ended September 30, 1998

(Expressed in Canadian Dollars unless otherwise stated)

11. INCOME TAXES

The Company has non-capital losses available in Canada of approximately $14.6 million which may be carried forward and applied to reduce future taxable income. If not utilized these losses will expire during the years ended 2001 to 2007.

The Company also has net operating loss carry forwards for United States income tax purposes of approximately U.S.$1.1 million. These available tax losses may only be applied to offset future taxable revenues from the Company's current U.S. subsidiaries and to offset specific types of revenues.

As at December 31, 2000, the tax effect of the significant components within the Company's future tax asset (liability) are as follows:

Resource property	$ 294,202
Loss carry forwards	6,736,726
Capital assets	229,990
Share issue costs	8,554
Intangible assets	786
7,270,258
Valuation allowance	(7,270,258)
Net future income tax asset	$ -

12. RELATED PARTY TRANSACTIONS

(a) The Company paid a total of $131,776 (1999 - $66,972; three months ended December 31, 1998 - nil; year ended September 30, 1998 - nil), to a company controlled by the Chairman of the Board and director of the Company in return for management services.

(b) A Company controlled by the Chief Financial Officer and a director of the Company provides reception, accounting, administrative and management services to the Company. During the year, the Company incurred charges totaling $222,047 (1999 - $191,578; three months ended December 31, 1998 - $14,490; year ended September 30, 1998 - $65,794), for these services of which $10,700 was outstanding at year end (1999 - $68,076; 1998 - $17,934).

(c) The Company incurred legal fees totaling approximately $58,335 (1999 - $23,055; three months ended December 31, 1998 - nil; year ended September 30, 1998 - nil), to a legal firm of which a director is a partner.

Stockscape.com Technologies Inc.

For the Years Ended December 31, 2000 and 1999,

three months ended December 31, 1998 and

year ended September 30, 1998

(Expressed in Canadian Dollars unless otherwise stated)

12. RELATED PARTY TRANSACTIONS, (Continued)

(d) The Company paid a total of $12,112 (1999  $6,970; three months ended December 31, 1998 - nil; year ended September 30, 1998 - nil), to a company controlled by a director for foreign news release dissemination fees.

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

Subsequent to the conversion of this shareholder's long term loan, this shareholder made additional short term advances to Stockscape Canada of $102,500. This short-term loan plus accrued interest of $2,790 was repaid in full during 1999.

This same related party also made short term advances during 1999 to Cornucopia before the reverse takeover totaling $75,000 in order to fund its operations. This short term loan plus accrued interest of $2,175 was also repaid in full subsequent to the reverse takeover.

13. COMMITMENTS

(a) The Company has the following future minimum payments relating to lease obligations:

Year	Payments
2001	$ 90,897
2002	61,507
$ 152,404

(b) Effective August 1, 2000, the Company entered into a letter of intent to purchase all of the assets of Silverback Communications Inc. The purchase price is 1,500,000 common shares of the Company subject to resale restrictions. In addition, a finders fee of 105,000 common shares of the Company is to be paid to a company owned by a shareholder that exercise significant influence over the Company. This transaction is subject to the finalization of a definitive agreement and regulatory approval.

Stockscape.com Technologies Inc.

For the Years Ended December 31, 2000 and 1999,

three months ended December 31, 1998 and

year ended September 30, 1998

(Expressed in Canadian Dollars unless otherwise stated)

14. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital:

			Three months
	Year ended	Year ended	ended	Year ended
	December 31,	December 31,	December 31,	September 30,
	2000	1999	1998	1998

Accounts receivable	$ (86,645)	$ 15,656	$ (45,737)	$ (10,002)
Prepaid expenses	(190,944)	2,865	(1,208)	(6,281)
Accounts payable and accrued liabilities	89,841	(270,355)	23,923	66,324
Client deposits	-	-	(11,926)	11,926
Unearned revenue	46,987	12,033	(19,874)	75,098
	$ (140,761)	$ (239,801)	$ (54,822)	$ 137,065

Supplemental cash flow information is as follows:

			Three months
	Year ended	Year ended	ended	Year ended
	December 31,	December 31,	December 31,	September 30,
	2000	1999	1998	1998

Interest paid	$ -	$ 8,613	$ 18,973	$ 44,479
Taxes paid	-	-	-	-

Non-cash investing and financing activities:
Shares issued on business combination, net of cash received	-	2,734,826	-	-
Shares issued for prior year's cash subscriptions	-	200,000	-	-
Shares issued on long-term debt conversion	-	825,000	-	-
Marketable securities received in exchange for amounts owing	-	-	-	937

15. CONTINGENCY

During 2000, the Company received notice that the United States Fidelity and Guaranty Company ("USF&G"), is seeking a preliminary injunction to secure USF&G's obligations with respect to a mining reclamation bond issued on behalf of Mineral Ridge Resources Inc. ("MRRI"), a former subsidiary of Cornucopia.

MRRI was sold by Cornucopia to Vista Gold Corp. ("Vista"), an unrelated party, on October 21, 1998, under the terms of an agreement whereby Vista assumed the benefit and burden of all obligations with respect to MRRI, including agreements with USF&G. The motion for Preliminary Injunctions seeks to compel the Defendants, including Vista as well as Stockscape's subsidiaries to post an amount of U.S.$793,583 as additional collateral with respect to reclamation of the MRRI mine site. The outcome of this contingency is not determinable at this time. Obligations of the Company with respect to this claim, if any, will be recognized when determinable.

EXHIBT 4.7

THIS AGREEMENT made as of the 14 day of March, 2000

BETWEEN:

STOCKSCAPE.COM TECHNOLOGIES INC.

#410  325 Howe Street

Vancouver, British Columbia

(Hereinafter referred to as the "Company")

OF THE FIRST PART

AND:

BARRY F. DUGGAN

5450 Cypress Street

Vancouver, British Columbia

V6M 3R4

(Hereinafter referred to as the "Executive")

OF THE SECOND PART

WHEREAS:

The Company and the Executive have agreed to enter into an employment relationship for their mutual benefit whereby the Company will engage the Executive in a Management Capacity serving as an Officer (the office initially is to act as "President and Chief Executive Officer") of the Company on the terms and conditions set out in the agreement below:

NOW THEREFORE, in consideration of the mutual covenants and agreements herein contained the parties agree as follows:

i. EMPLOYMENT

The Company hereby agrees to retain, appoint and engage the Executive as President and Chief Executive Officer on terms and conditions that are mutually agreeable pursuant to this agreement.

2. TERM

The engagement of the Executive will have an initial term of five years commencing on April 17, 2000 or sooner and shall continue until terminated in accordance with the provisions of this agreement.

3. DUTIES AND RESPONSIBILITIES

In his capacity as President and C.E.O., the Executive shall be responsible for the supervision and direction of the business of the Company, including, without limitation, the development of guidelines, policies, goals and direction, in consultation with other senior executives, subject to the direction and control of the Board of Directors to whom he shall report to and be responsible. The Executive shall have the powers and privileges of the President and C. E. O. the Company as defined by the by-laws of the Company in effect on the date hereof and as currently interpreted, and, to the extent not defined therein, as the same are customarily performed and exercised by a President and C. E. O. of a publicly owned corporation. The Executive hereby accepts the foregoing employment and, so long as he is an officer of the company, agrees to devote his full business time and attention to the performance of his duties hereunder so as to promote the profit, benefit and advantage of the business of the Company.

It is understood that the Executive is currently a Director of a number of companies, and the Company approves these directorships, subject to their not being a conflict of interest or a drain on his time and energy in performing his duties with the Company. A list of current directorships is appended as Exhibit "A".

i. REMUNERATION

The Company shall pay to the Executive a minimum base salary of $192,000 CDN per year and a share of the Bonus Pool related to the efforts of the Executive.

ii. BENEFITS AND PERQUISITES

During the term if this employment agreement, the Executive shall be entitled to:

(1. all benefits established by the Company including group life insurance, long term disability, medical, extended health and dental coverage and participation in the Company's stock option plan and including an immediate participation of 300,000 share options to be vested as to 37,500 shares each three months after the commencement date of this agreement.

(2. an office and sufficient space for an assistant and a meeting room ,

(3. an auto allowance of $600.00 per month and reserved monthly parking for one vehicle,

(4. payment of the costs of membership, including initiation fees and annual or monthly dues, for his membership in the Vancouver Board of Trade and one other Club.

(5. an annual lump sum payment from the Bonus Pool shall be paid to the Executive. This amount and time of payment are at the sole discretion of the Board of Directors. These payments may be directed to the Executive's or his spouses RRSP if requested.

(f) a contribution of the Company's common shares in the equivalent amount of $6,750.00 CDN shall be paid to the Executive's RRSP on or about February 1 each year of employment. The number of shares shall be determined by the average trading price during the 5 trading days prior to February 1.

i. REIMBURSABLE EXPENSES

The Executive shall be reimbursed for all reasonable out of pocket and travel expenses incurred by him on behalf of the Company as required in the performance of his aforesaid duties. The Executive shall submit supporting vouchers and records for all such reimbursable expenses on at least a quarterly basis to the Chief Financial Officer or the Chairman of the Board. An estimate of such reimbursable expenses should be generally included in the budget of the Company approved by the Board prior to commencement of each fiscal year as anticipated expenditures.

ii. PRO RATING

Where this agreement is in effect for only a portion of any year, then the monthly remuneration, benefits and other compensation will be pro rated accordingly.

iii. VACATION

In each year, during the term of the agreement, the Executive shall be entitled to vacation with pay totaling, 4 calendar weeks or such greater period as may be approved by the Board. Such vacation entitlement shall generally be non-cumulative except where otherwise agreed to by the Board.

iv. PERFORMANCE REVIEW

The Board will conduct an appraisal of the Executive's job performance six (6) months after the commencement of his agreement and annually thereafter.

v. CONFIDENTIALITY

The Executive acknowledges and agrees that, except as may be required by law any information reasonably relating to the affairs of the Company, received by him in his capacity as an Executive of the Company is confidential, and during the term of this agreement or after the termination thereof such information shall not be released or disclosed to any person or used by him in any manner, without the prior written consent of the Board. The Executive further acknowledges and agrees that upon the termination of this agreement, he shall leave the Company and the President's non-personal papers in a proper and orderly fashion for his successor.

vi. CHANGE OF CONTROL

Notwithstanding the provisions of paragraphs 2 and 12 the parties acknowledge that, given the particular enterprise and business of the Company, it is crucial and necessary that the Executive maintain a close relationship with the Directors of the Company based on mutual loyalty, respect and trust. Accordingly, the Company agrees that if the Executive elects to resign based on the sole reason that there has been a takeover of the control of the Company (as defined in the British Columbia Company Act), then the Executive may give notice of resignation in writing to the Directors. The Notice of Resignation must contain at least one month's notice. The Executive must exercise this right within six months of the takeover of control as referred to herein.

At the time of resignation, the Company shall be obligated to provide the Executive with a severance payment on the fifth day following Date of Resignation, which shall consist of the following amounts:

(1. The Executive's remuneration through to the Date of Termination or Date of Resignation at the rate in effect at the time Notice of Termination or Notice of Resignation was given, plus an amount equal to the amount, if any, of any awards previously made to the Executive which have not been paid;

(2. In lieu of further remuneration for periods subsequent to the Date of Termination or Date of Resignation, an amount equivalent to three year's remuneration including compensation as provided for in paragraphs 4 and 5.a to 5.f hereof;

In lieu of common shares of the Company to be issued upon exercise of Options, if any which Options shall be cancelled upon the payment referred to herein, a cash amount equal to the aggregate spread between the exercise price of all Options held by the Executive, whether or not then fully exercisable, and the higher of (x) the average of the closing prices of the Company's common shares as reported on a recognized stock exchange for thirty business days preceding the Date of Termination or Date of Resignation or (y) the average price actually paid for the most highly priced one percent of the Company's common share, however and for whatever reason by any person who achieves control of the Company, as such terms is defined in the British Columbia Company Act.

The Executive agrees to accept such payment in full satisfaction of any and all claims it has or may have against the Company and the Executive agrees to release the Company with respect to same upon payment of said sum.

i. TERMINATION

(1. The Executive shall have the right to terminate this agreement at any time, for any reason, by providing to the Board with not less than three (3) months' prior written notice of such termination. The Board may waive notice in whole or in part.

(2. The Board, in its absolute discretion, shall have the right to terminate this agreement at any time prior to October 1, 2000 for any reason or without reason or without prior notice but with six (6) months payment. The Board, in its absolute discretion, shall have the right to terminate this agreement at any time after October 1, 2000 for any reason upon giving the Executive six (6) months' prior written notice and twelve (12) months compensation or payment in lieu of notice equaling eighteen (18) months' compensation, as provided for in paragraphs 4 and 5. a to f hereof.

(3. The terms and conditions of this section do not supercede Clause 11. If there is a termination, Clause 11 shall apply if a Change of Control occurs within six (6) months of a termination.

(4. In addition, and without limiting or otherwise affecting any other remedies which the Board may have, the Board may terminate the appointment of the Executive without either prior notice or any payment whatsoever in lieu of notice in each and every of the following instances:

1. For cause. Cause shall mean failure of the Executive to perform his duties or to make himself available to the Board and the Company in a manner consistent with his responsibilities or if the Executive is in breach of any of the other material provisions of this agreement or of any material duties generally owed by employees to their employers.

2. If the Executive shall become bankrupt or insolvent and such financial circumstances are considered by the Board, acting reasonably, to be an embarrassment to the Company.

3. Subject to paragraph 11(d) hereof, if the Executive shall for a continuous period totaling six (6) months in any twelve (12) month period, by reason of illness or mental or physical disability, be unable to perform his duties and responsibilities.

(1. In the event that the Executive shall be unable to perform his duties and responsibilities by reason of illness or mental or physical disability, this agreement shall not immediately terminate, but the Executive's right to receive salary shall cease for the period he is collecting sickness or disability benefits and until he is again able to perform his duties hereunder. Notwithstanding the foregoing, the Board reserves to right, in its absolute discretion, if the period of such illness or disability extends beyond six (6) months or non-continuous periods totaling six (6) months in any twelve (12) month period, to terminate the Executive's employment hereunder and his appointment as an Executive of the Company. Upon any such election by the Board to treat the Executive' employment as terminated he shall not be entitled as of right to any prior notice or to any payment whatsoever in lieu of notice or to any other compensation whatsoever except such payment, if any, as the Board in its absolute discretion deems equitable. The termination in this section shall be invalid in the event that the long term disability underwriter shall deem the Executive fit to return to work an assume his previous responsibilities.

i. NON-COMPETITION

The parties hereto recognize that the Executive has been employed and hired in the position of President and in recognition of the Executive's expertise, training, and the position for which the Executive was hired, the Executive is considered to be part of the professional, management, and executive staff of the Company whose duties include the formulation and execution of management policy. Therefore, in consideration of being permitted access to the Confidential Information, which Confidential Information the parties agree has remained and will remain the proprietary property of, and under the full control and ownership of, the Company and remains of limited availability, the Executive agrees as follows:

(1. during the term of his employment by the Company, and for a period of one (1) year after the termination thereof for any reason whatsoever, the Executive will not, without the Company's prior written consent not to be unreasonably withheld, either individually or in partnership, or in corporation, as principal, agent, director, officer, employee, investor or in any other manner whatsoever, directly or indirectly, carry on, be engaged in, or connected with a business involved in the development of an internet site for newsletter writers and other firms in the natural resource or other industries and considered to be small cap companies;

(2. the Executive will not:

(1. induce or attempt to induce any other employee of the Company to leave the employ of the Company, or in any way interfere with the relationship between the Company and any other employee of the Company except in the proper exercise of the Executive's authority, or

(2. induce or attempt to induce any customer, optionee, option or, lessee, lessor, partner, joint venture or business relation of the Company to cease doing business with the Company or terminate any business arrangements with the Company, or in any way interfere with the relation of the Company.

i. NOTICE

Any notice or other communication ("Notice") required or permitted hereunder by either party to the other shall be in writing and shall be deemed sufficiently made if delivered personally, sent by pre-paid first class mail or sent by fax or other similar form of communication addressed:

To the Company:

Stockscape.com Technologies Inc.

#410  325 Howe Street

Vancouver, B.C.

V6C 1Z7

Attention: The Chief Financial Officer

To the Executive addressed to:

Barry F. Duggan

5450 Cypress Street

Vancouver, B. C.

V6M 3R4

or such other address or addresses as the parties may direct in writing.

Any Notice, so given shall be deemed to have been given and received on the date of delivery, if delivered, on the date received, if sent by mail, and on the day following the date sent if sent by fax or other similar form of communication.

ii. SEVERABILITY

In the event that any provision or part of this agreement shall be deemed void or invalid by a court of competent jurisdiction, the remaining provisions or parts shall be and remain in full force and effect.

iii. ENTIRE AGREEMENT

This agreement constitutes the entire agreement between the Company and the Executive and its agreed that there is no term, condition, warranty or representation, collateral or otherwise, that may govern or affect the relationship between the Company and the Executive other than those contained in this agreement.

iv. GOVERNING LAW

This agreement shall be governed by and interpreted in accordance with the laws of the Province of British Columbia.

IN WITNESS WHEREOF the parties have executed this agreement on the date first written above.

The Common Seal of Stockscape.com )

Technologies Inc. was hereunto affixed in the )

presence of: c/s

_____________________________________ )

SIGNED, SEALED and DELIVERED )

in the presence of:

____________________________________ )

Witness: )

____________________________________ )

Address: ) "SIGNED"

____________________________________ )

) Barry F. Duggan

)

____________________________________ )

Occupation:

EXHIBT 4.8

PACIFIC OPPORTUNITY COMPANY LTD.

Suite 410  325 Howe Street Phone: (604) 687-3520

Vancouver, British Columbia Fax: (604) 688-3392

V6C 1Z7 CANADA E-mail: poc@axion.net

July 31, 2000

poc/acq/loi

Patrick N. Kephart and Bart Walters

Silverback Communications

56 East Pine Street

Orlando, Florida

32801

Dear Patrick and Bart,

Re:Transaction between yourselves and Stockscape.com Technologies Inc.

This letter sets forth the basic terms and conditions under which Stockscape.com Technologies Inc. ("SS.C"), a publicly traded company operating from Vancouver, B. C., and Bart Walters the owner of Silverback Communications ("Silver"), an Orlando based company, and Patrick N. Kephart of Orlando, Florida (together "K&W"), would be willing to proceed further towards concluding a purchase of all of the business and business assets ("Assets") of Silverback Communications by SS.C and retaining K&W to manage those business assets.

A. Principal Purchase Terms

SS.C and K&W will enter into an agreement whereby SS.C will acquire 100% of the business and business assets of Silver on the following conditions:

1. A. K&W will prepare a list of the databases, other technologies and business assets to be transferred to Stockscape Corporate Communications USA LLC ("SSCC"), a wholly owned US subsidiary of SS.C. The business assets as listed In Exhibit "A" shall be delivered free of encumbrances and liabilities.

B. It is agreed that certain contracts for the use of databases and for investor programs are under consideration and may be entered into prior to the effective date of an agreement but are to be included as part of the business belonging to these arrangements and will be accounted for as part of the company business for the purposes of providing remuneration to K&W and are as listed in Exhibit "B".

C. It is also agreed that the business or portions of it may be operated under the name of Silverback Data Management or other suitable name but in any event will be owned 100% by SS.C

i. The purchase price for the Assets will be the following:

1. The issuance of 750,000 common shares of SS.C to each of K&W . The common shares will, subject to regulatory conditions, have the following conditions:

One half or 375,000 shares will be free trading

One quarter or 187,500 shares will be held in an escrow for one year.

One quarter or 187,500 shares will have the usual two-year hold period from the date of the effective date of the agreement.

2. The granting of 150,000 common share options of SS.C to each of K&W at the price in effect at the time of signing the agreement.

i. SS.C shall cause SSCC to enter into a contract with Catalyst Communications LLC ("CC"), a Florida Corporation owned by K&W, whereby:

1. SSCC will pay to CC monthly fees of $30,000US for overhead ($5,000) and for personal services ($25,000). The personal services will be deducted from the share of profits allocated to CC in 3.c).

2. SSCC will pay to CC a minimum management fee of $10,000US to be applied against a sales commission of 2.5% on the gross fee for each investor program produced by the efforts of K&W. The payment will be paid when SSCC has received non-refundable fees for the contract. This fee is based upon minimum average gross revenue per investor program of $225,000US.

3. SSCC will pay to CC a 25% share of net profits after a provision of the "cost of capital" equal to the prime rate of interest as computed from time to time from the proceeds from the investor awareness activities of SSCC and from the rental and or sale of the databases. The monthly fees for personal services ($25,000US) will be deducted from CC's share of the net profits. This provision excludes proceeds from the options or purchases of client's shares.

i. K&W will enter personal service contracts for all or substantially all of their working time to provide their services through CC in marketing and sales of the databases and investor relations programs for SSCC. These contracts will be for a minimum of five years and will provide for a minimum of twelve months notice.

5. The parties agree that all participation opportunities in the common shares of clients sourced by CC shall be shared as to 60% to SSCC and 40% to CC. The arrangements regarding the acquisition of these shares shall be in a for that is most suitable considering income tax regulations, disclosure requirements and "Cashless Exercise" provisions as they apply to each party.

6. A one-time finder's fee in the form of freely tradable common shares of SS.C shall be paid to Global Investment Inc. to a value of 7% of the purchase price.

B. Purchase Price

The purchase price for business assets is computed as follows:

a) 1,500,000 common shares of SS.C $ 750,000US

b) Options for shares nil

c) Other items in 1-6 above nil

C. Additional conditions to closing

i. That SS.C will appoint its usual contingent of persons to be Directors and Officers of SSCC except that the President of SS.C will be Chairman and CEO of SSCC and K&W will assume the titles of President and Vice President.

2. The parties shall have made all required notices and filing with, and received consents and approvals from government and regulatory authorities, agencies and third parties.

3. The negotiation and execution of a definitive agreement, acceptable to all parties and containing customary representations, warranties, covenants, indemnities and closing conditions.

4. Due diligence shall be completed by both parties by July 27, 2000.

i. Appropriate approval of the transaction by the respective senior management, boards of directors and/or shareholders of each party on or before the signing of the definitive share purchase agreement.

ii. The key staff members of CC shall have entered into personal service contracts with K&W satisfactory to SS.C.

iii. The Board of SS.C will approve the allocation of incentive stock options and will make application for approval to the applicable regulatory authorities.

C. Anticipated Schedule of Events

1. The parties will have all reasonable access for due diligence investigation, which is to be completed by July 27, 2000.

2. Negotiations, drafting and finalizing of definitive agreements will be accomplished by July 28, 2000.

3. All conditions will be removed and a final closing will take place on July 31, 2000 and the transaction shall be effective August 1, 2000.

D. Additional Matters

i. So long as the parties hereto are proceeding in good faith, it is agreed that in the event of delays caused by others, that the transaction shall still be effective August 1, 2000.

2. Each party will be responsible for their own fees, costs and expenses incurred.

i. No public announcement or disclosures of the prospective transaction without advance notices to the other parties.

ii. Both parties will work diligently to ensure that this transaction meets all of the requirements of the relevant regulatory authorities.

Time shall be of the essence in this agreement.

Agreed to this ________ day of July 2000.

Stockscape.com Technologies Inc. Patrick N. Kephart Bart Walters

/S/Barry F. Duggan /S/Patrick Kephart /S/Bart Walters

/S/John J. Brown

___________________________ ________________ ________________

EXHIBT 10.1

STOCKSCAPE.COM TECHNOLOGIES INC.

NEWS RELEASE

April 13, 2000 OTCBB Trading Symbol: STKSF

Vancouver, B.C.  The Board of Directors of Stockscape.com Technologies Inc. is pleased to announce that Barry F. Duggan, CGA, has been appointed President, CEO and director of Stockscape.com Technologies Inc. effective April 17, 2000, filling the vacancy created by Andrew Milligan's appointment as Chairman of the Board. Mr. Duggan has over 25 years experience as a senior executive in television, broadcasting and telecommunications. Most recently he was President of Novus Telecom and prior to that successively held the positions of President and CEO of BCTV and CITV Television.

"We are delighted to have someone with Mr. Duggan's extensive skills and experience lead us into the period of dynamic growth which we foresee for our company", stated Andrew Milligan. "We expect that his knowledge of the information technology industry will enable Stockscape to become a leading Internet portal for small cap investors focusing on broadband video technology as well as electronic investment information publishing. His familiarity with corporate acquisitions and mergers will be invaluable in developing this important sector of Stockscape's expansion program."

Stockscape.com is a leading online small cap investment portal featuring diverse investment communities including: free investment newsletters by North America's most influential financial writers on NewsStand Express, free stock quotations, free corporate videos on StockscapeTV and featured public companies. Online investors are encouraged to bookmark www.stockscape.com, NewsstandExpress.com and StockscapeTV.com.

Stockscape.com Technologies Inc. trades on the NASD OTC Bulletin Board under the symbol STKSF. For more information contact Investor Relations, Tel: 604-687-0619 or 1-800-318-3094, Fax: 604-681-4170 or Email at invest@stockscape.com. For Customer Sales and Marketing contact an Account Manager: Tel: 604-688-3386 or 1-800-665-1755, Fax: 604-681-4170 or Email at info@stockscape.com.

On behalf of the Directors

"John J. Brown"

John J. Brown

Director

& Chief Financial Officer

STOCKSCAPE.COM TECHNOLOGIES INC.

NEWS RELEASE

August 17, 2000 OTCBB Trading Symbol: STKSF

Stockscape.com to acquire Silverback Communications Inc.

Vancouver B.C.  Stockscape.com Technologies Inc. is pleased to announce that it has executed a Letter of Intent to acquire all of the assets of US-based Silverback Communications Inc., effective August 1, 2000, subject to all necessary regulatory approvals.

Silverback is a well-established database brokerage and list management company which has had total revenues of US $ 3.2 million since January 1998. The company has been profitable since its inception in 1995 and it is expected that the resources available from Stockscape will allow it to expand its already successful business. The purchase price is 1,500,000 common shares of Stockscape which are subject to resale restrictions. A finder's fee of 105,000 shares of Stockscape is payable upon regulatory approval.

The acquisition will allow Stockscape to bring extensive database and database management assets to its corporate customers. Silverback has longstanding relationships with a wide variety of publishers, mailers and advertisers including The Wall Street Journal, Barron's, Investors Business Daily, Individual Investor, Worth Magazine, Smart Money Magazine, Forbes, Fortune, Ameritrade, E-trade, MBNA, Agora Publishing, Phillips Publishing, Kiplinger's, Personal Finance, Louis Rukeyser, Resource Investor, Internet Investor and a host of others.

Silverback has evolved as the only full-service, value-added niche media planner for financial publishers and the investor relations community. The orchestration of numerous successful marketing campaigns, analyzing the results and building psycho-graphic investor profiles have provided invaluable and unique service to companies targeting the individual investor and newsletter subscribers.

Barry Duggan, President and CEO of Stockscape.com stated, "The acquisition is a logical step towards Stockscape's goal of becoming a full-fledged electronic publisher and should add value to Stockscape by providing free cash flow, expanding our databases and our ability to manage them. Silverback's years of experience in coordinating Investor Awareness campaigns should give Stockscape's client companies a direct link to a wide range of new investors."

Bart Walters, the owner of Silverback and his staff will be joining Stockscape to manage all features of Investor Awareness Programs, Database Management and List Brokerage.

Stockscape.com Technologies Inc. trades on the NASD OTC Bulletin Board under the symbol STKSF. For more information visit the website at www.stockscape.com or contact Karyn Bachert of Investor Relations, Tel: 604-687-0619 or 1-800-318-3094, Fax: 604-681-4170 or Email at invest@stockscape.com. For Customer Sales and Marketing contact an Account Manager; Tel: 604-688-3386 or 1-800-665-1755, Fax: 604-681-4170 or Email at info@stockscape.com.

ON BEHALF OF THE BOARD OF DIRECTORS

"Barry F. Duggan"

Barry F. Duggan, President and CEO

Stockscape.com Technologies Inc.

STOCKSCAPE.COM TECHNOLOGIES INC.

NEWS RELEASE

June 4, 2001 OTCBB Trading Symbol: STKSF

Stockscape Seeks a Buyer for its Internet Subsidiary

Vancouver, B.C.  Stockscape.com Technologies Inc. ("Stockscape Inc.") announces that it is seeking a buyer for its wholly-owned subsidiary Stockscape.com Technologies (Canada) Ltd. ("Stockscape Canada"). Andrew Milligan, Chairman of Stockscape Inc. stated: "The directors believe that if Stockscape Canada is merged with a similar operation, the resultant economies of scale would enable that company to reach profitability more quickly than by continuing to proceed independently. At the same time, Stockscape Inc. will be relieved of the ongoing development costs which are eroding Stockscape Inc.'s strong cash position. Discussions are underway with a number of potential purchasers."

Stockscape Canada has an established web portal at www.stockscape.com which offers interactive investment information, financial news, portfolio tracking and analytical tools, featured small-cap companies and broadcast-quality Streaming21 video interviews. Also featured is Newstand Xpress, a virtual newsstand providing access to some of North America's most influential financial newsletter writers.

Stockscape Inc. will be reviewing several options for maximizing shareholder value through the judicious deployment of its remaining cash and investment portfolio of approximately C$6 million.

ON BEHALF OF THE BOARD OF DIRECTORS

"Barry F. Duggan"

President and Chief Executive Officer

Stockscape.com Technologies Inc.

EXHIBT 10.2

KPMG LLP

Chartered Accountants

Box 10426 777 Dunsmuir Street Telephone (604) 691-3000

Vancouver BC V7Y 1K3 Telefax (604) 691-3031

Canada www.kpmg.ca

The Board of Directors

Stockscape.com Technologies Inc.

We consent to the incorporation by reference in the registration statement (No. 33-85813) on Form S-8 of Stockscape.com Technologies Inc. of our report dated April 20, 2001, relating to the consolidated balance sheet of Stockscape.com Technologies Inc. as of December 31, 2000 and 1999, and the related consolidated statements of operations and deficit and cash flows for the years then ended, which report appears in the December 31, 2000 Annual Report on Form 20-F of Stockscape.com Technologies Inc.

"KPMG LLP"

Chartered Accountants

Vancouver, Canada

June 26, 2001