Form 20-F
period 2001-12-31
STOCKSCAPE COM TECHNOLOGIES INC
filed 2002-06-28
CIK 832342

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

Commission file number 0-16778

STOCKSCAPE.COM TECHNOLOGIES INC.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite 300, 570 Granville Street

Vancouver, British Columbia, V6C 3P1

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

Issued & Outstanding

Title of Each Class at December 31, 2001

Common Shares, Without Par Value 26,357,183

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X]  No __

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 [X]  Item 18

Page 1 of 124 The Index to Exhibits is found on page 29.

TABLE OF CONTENTS

PART I	4
General	4
Special Note Regarding Forward-Looking Statements	4
ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	4
ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE	4
ITEM 3 KEY INFORMATION	5
A. Selected Financial Data	5
B. Capitalization and Indebtedness	6
C. Reasons for the Offer and Use of Proceeds	7
D. Risk Factors	7
ITEM 4 INFORMATION ABOUT THE COMPANY	9
A. History and Development of the Company	9
B. Business Overview	9
C. Organizational Structure	13
D. Property, Plants and Equipment	14
ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS	15
A. Operating Results	16
B. Liquidity and Capital Resources	16
C. Research and Development, Patents and Licences, etc.	14
D. Trends	17
ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	17
A. Directors and Senior Management	17
B. Compensation	19
C. Board Practices	20
D. Employees	21
E. Share Ownership	21
ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	23
A. Major Shareholders	23
B. Related Party Transactions	23
C. Interest of Experts and Counsel	24
ITEM 8 FINANCIAL INFORMATION	24
A. Consolidated Statements and Other Financial Information	24
B. Significant Changes	24
ITEM 9 THE OFFER AND LISTING	24
A. Offer and Listing Details	24
B. Plan of Distribution	25
C. Markets	25
D. Selling Shareholders	25
E. Dilution	25
F. Expenses of the Issue	26
ITEM 10 ADDITIONAL INFORMATION	26
A. Share Capital	26
B. Memorandum and Articles of Association	26
C. Material Contracts	26
D. Exchange Controls	26
E. Tax Consequences	27
F. Dividends and Paying Agents	27
G. Statements by Experts	27
H. Documents on Display	27
I. Subsidiary Information	27
ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	27
PART II	27
ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	27
ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	28
ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS	28
OF SECURITY HOLDERS AND USE OF PROCEEDS	28
ITEM 15 [RESERVED]	28
ITEM 16 [RESERVED]	28
PART III	28
ITEM 17 FINANCIAL STATEMENTS	28
ITEM 18 FINANCIAL STATEMENTS	28
ITEM 19 EXHIBITS	29

PART I

GENERAL

In this Annual Report "Registrant" or "Stockscape" means Stockscape.com Technologies Inc., "Company" means the Registrant and its subsidiaries and "Registrant Board" means the Board of Directors of the Registrant. The Registrant's CUSIP number is 861320-10-9. The Company's principal office is located at Suite 300, 570 Granville Street, Vancouver, British Columbia, V6C 3P1, telephone (604) 687-0619, facsimile (604) 681-4692, Web address www.cornucap.com.

The Registrant is incorporated under the laws of Province of British Columbia, Canada. The Registrant has prepared its consolidated financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). A description of accounting principles that differ in certain respects from United States generally accepted accounting principles ("US GAAP") is explained and quantified in Note 9 to the Company's consolidated financial statements included in response to Item 17 of this Annual Report.

The Registrant uses the Canadian dollar as its reporting currency. Prior to the reorganization of the Company in July 1999, the Registrant used the U.S. dollar as its reporting currency. Unless otherwise indicated, all references in this document to "dollars" or "$" are expressed in Canadian dollars. See also Item 3  "Key Information" for more detailed currency and conversion information.

All references to number of common shares and per share amounts in this Annual Report reflect the subdivision of the Registrant's common shares on a two-for-one basis on July 7, 1987 and the consolidation of the Registrant's common shares on a ten-for-one basis effective July 12, 1999. In this Annual Report "Common Shares" means the Registrant's common shares presently constituted, after giving effect to such capital reorganizations.

Except as noted the information set forth in this Annual Report is as of June 17, 2002 and all information included in this document should only be considered correct as of such date.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Such forward-looking statements involve known and unknown risks, uncertainties, and other factors, which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements express or implied by such forward-looking statements.

Certain forward-looking statements and information relating to the Company are based on beliefs of the Registrant Board and Company's management as well as assumptions based on information currently available to the Company. As such, when included in this Annual Report, the words "will", "expects", "should", "intends", "anticipates" or other similar expressions should be considered forward-looking statements. Such statements contained in Item 5  "Operating and Financial Review and Prospects" and Item 11  "Quantitative and Qualitative Disclosures About Market Risk" are inherently subject to a variety of risks and uncertainties that could cause actual results to differ significantly. The Company expressly disclaims any obligation or undertaking to provide any update or revision to any forward looking statement contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report.

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 KEY INFORMATION

A. SELECTED FINANCIAL DATA

Introduction

During 1999, Stockscape completed a significant reorganization and change of principal activity - from mineral exploration and development to providing online financial investment information and services - through the acquisition of Stockscape.com Technologies (Canada) Ltd. ("Stockscape Canada") of Vancouver, British Columbia, which had been in operation since October 1996. The comparative financial information of Stockscape Canada has been presented for the three months ended December 31, 1998 and the year ended September 30, 1998. The historical information presented here is derived from audited consolidated financial statements of the Company and Stockscape Canada.

During 2001 Stockscape completed another significant reorganization and change of principal activity  from providing online financial investment information and services to investment banking. In that regard Stockscape sold the business of Stockscape Canada in 2001 and added to its investments by acquiring a significant ownership interest in Vista Gold Corp. ("Vista") of Denver, Colorado in 2002.

Financial Date

The following information should be read in conjunction with Item 5 - "Operating and Financial Review and Prospects" and the financial statements included in Item 19 of this Annual Report. Material measurement differences between Canadian GAAP and US GAAP are described in Note 9 of such financial statements.

	Year Ended December 31, 2001(1)	Year Ended December 31 2000(1)	Year Ended December 31 1999(1)	Three Months Ended December 31 1998(2)	Year Ended September 30 1998(2)	Year Ended September 30 1997(2)
Operating Data

Revenues	$139,842	$2,856,472	$1,210,042	$68,422	$170,157	$15,250

Operating Expenses	532,803	5,316,765	2,164,427	151,751	669,512	272,806

Net Loss
Canadian GAAP	392,961	2,460,293	954,379	83,329	499,355	257,556
U.S. GAAP	2,988,669	3,552,062	954,379	83,329	499,355	257,556

Net Loss per Share
Canadian GAAP	0.01	0.09	0.06	0.09	0.53	0.27
U.S. GAAP	0.11	0.14	0.06	0.09	0.53	0.27

Weighted average number of Common Shares outstanding	26,357,183	26,255,100	14,998,008	950,000	950,000	950,000

Balance Sheet and Other Data	December 31 2001(1)	December 31 2000(1)	December 31 1999(1)	December 31 1998(2)	September 30 1998(2)	September 30 1997(2)

Total Assets
Canadian GAAP	4,858,489	8,228,585	10,333,300	245,978	243,507	101,035
U.S. GAAP	4,858,489	8,228,585	15,464,052	245,978	243,507	101,035

Working Capital	2,946,474	5,128,609	6,987,354	(13,336)	(27,845)	11,890

Long Term Debt	--	--	--	672,988	579,311	90,832

Net Assets
Canadian GAAP	4,773,351	7,762,020	10,003,563	(582,740)	(499,411)	(56)
U.S. GAAP	4,773,351	7,762,020	14,128,563	(582,740)	(499,411)	(56)

Balance Sheet and Other Data cont'd	December 31 2001(1)	December 31 2000(1)	December 31 1999(1)	December 31 1998(2)	September 30 1998(2)	September 30 1997(2)

Common Shares
Number	26,357,183	26,357,183	25,919,683	--	--	--
Stated Value	12,016,932	12,016,932	11,798,182	--	--	--
Dividends	0	0	0	--	--	--

(1) Information presented is for the Company.

(2) Information presented is for Stockscape Canada.

There have been no changes in accounting methods over the above reported periods except for the change in accounting for income taxes, for Canadian GAAP purposes, as described in Note 2(c) of the Company's financial statements.

Exchange Rates

On June 26, 2002 the noon rate of exchange quoted by the United States Federal Reserve Bank of New York for the conversion of the United States dollars into Canadian dollars was Canadian $1.5211 equals US$ 1.00. This rate should be used solely for convenience and should not be construed as a representation that the U.S. dollar amount actually represents the converted Canadian dollar amount. This rate may differ from the actual rates used in the preparation the consolidated financial statements of the Company for the years ended December 31, 2001, 2000 and 1999 and of Stockscape Canada for the three months ended December 31, 1998 and year ended September 30, 1998 included in this Item 3, Item 5  "Operating and Financial Review and Prospects" and Item 17  "Financial Statements" of this Annual Report.

The Canadian to United States currency exchange rate in effect at the end of each of the past five calendar years, based on the average of the exchange rates in effect on the last day of each month in such years, are set out in the table below.

Year Ended December 31	Average
2001	1.5519
2000	1.4873
1999	1.4827
1998	1.4894
1997	1.3894

The Canadian to United States currency exchange rates for the previous six months are set out in the table below.

Month	High	Low
May 2002	1.5708	1.5275
April 2002	1.5995	1.5632
March 2002	1.5958	1.5767
February 2002	1.6112	1.5885
January 2002	1.6128	1.5899
December 2001	1.5990	1.5635

These rates, which are expressed in Canadian dollars, are the noon rates of exchange for the conversion of Canadian dollars into United States dollars calculated on the basis of rates of exchange as reported by the United States Federal Reserve Bank of New York.

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

Nature of the Securities

The purchase of the Common Shares involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. The Common Shares should not be purchased by persons who cannot afford the possibility of the loss of their entire investment. Furthermore, an investment in the Common Shares should not constitute a major portion of an investor's portfolio.

Dependence on Management

The Registrant is dependent upon the personal efforts and commitment of its existing management, who are responsible for the future development of the Registrant's business. To the extent that management's services would be unavailable for any reason, a disruption to the operations of the Registrant could result, and other persons would be required to manage and operate the Registrant.

Early Stage Development

The Registrant is at an early stage of development of its current business and it has not begun to generate significant revenues from its operations. Since its date of incorporation, the Registrant has accumulated losses and may continue to incur losses unless and until such time as it generates sufficient revenues to fund its continuing operations. The Registrant has never paid a dividend and does not anticipate paying any dividends for the foreseeable future. There can be no assurance that the Registrant's business will be profitable.

Limited Operating History

The Registrant only recently commenced operations as a merchant banking company and its business model is still in an evolving stage. The ability of the Registrant to sustain revenue and income in this business is unproven, and the Registrant's limited operating history makes an evaluation of the Registrant and its prospects difficult. The Registrant and its prospects must be considered in light of the risks, expenses and difficulties encountered by companies in the merchant banking field.

Possible Volatility of Stock Price

The market price of the Common Shares could be subject to wide fluctuations in response to factors such as actual or anticipated variations in the Registrant's results of operations, changes in financial estimates by securities analysts, general market conditions and other factors. Market fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations may adversely affect the market price of the Common Shares.

Foreign Exchange & Currency of Operations

The Registrant's operations will be exposed to foreign exchange fluctuations and foreign exchange fluctuations could have a significant adverse effect on its results of operations. The Registrant does not hedge its foreign currency operations.

Economic Conditions

Unfavourable economic conditions may negatively impact the volume of new business origination and the credit quality of loan investments of the Registrant. A negative impact in the value of the Registrant's portfolio would likely have a negative impact on the market price of the Registrant's shares. Unfavorable economic conditions could also increase the Registrant's financing costs, decrease net income, limit access to capital markets and negatively impact any credit facilities extended to the Registrant.

Fluctuations in Interest Rates

The operating results and cash flow of the Registrant will depend to a certain extent upon the levels of interest income. A significant increase in market interest rates could adversely affect the Registrant's income. In addition, if there are changes in (i) market interest rates; (ii) the relationship between short-term and long-term interest rates; or (iii) the relationship between different interest rates indices that affect the interest rates earned on interest-earning assets differently than the interest rate paid on interest-bearing liabilities, the Registrant may experience an adverse effect on its interest income.

Equity Price Risk

The Company holds investments in various equity securities. These securities may be subject to certain resale restrictions and are subject to risks due to changes in quoted market prices and volatility of their business.

Future Capital Needs, Liquidity Deficiencies and Potential Lack of Financing

Stockscape currently has available the funds necessary to meet its anticipated capital needs. However, there can be no assurance that existing funds will be sufficient to meet its working capital requirements in the future and Stockscape may need to raise additional funds. There can be no assurance that any additional financing will be available on terms favorable to Stockscape or at all. If adequate funds are not available or are not available on acceptable terms that would have a material adverse effect on Stockscape's business and financial condition. Additional funds raised through the issuance of equity or convertible debt securities of Stockscape will reduce the percentage ownership of Stockscape's current stockholders. Stockholders may experience additional dilution and securities issued in any future financing may have rights, preferences or privileges senior to those of current shareholders of the Company.

Control By One Shareholder

One individual shareholder is the beneficial owner of approximately 38% of the outstanding Common Shares of the Registrant. As a result, this shareholder will possess significant influence over the Registrant, giving the shareholder the ability, among other things, to influence the election of a majority of the Registrant Board and approve significant corporate transactions. Such share ownership and control may also have the effect of delaying or preventing a change in control of the Registrant, impeding a merger, consolidation, takeover or other business combination involving the Registrant, or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Registrant and could have a material adverse effect on the market price of the Common Shares.

Regulatory and Environmental Matters

Due to the withdrawal of the Company from active mining and exploration activities, it is unlikely the Registrant will be exposed to any significant residual liabilities relating to reclamation since these obligations have been assumed by the purchasers of the Company's interests, however, it is always possible that because of its position in the chain of title to patented and leased claims, the Registrant may be held responsible, in whole or in part, for the remediation of past disturbances.

Gold Price Volatility

The Registrant has investments in shares of gold companies. The volatility of gold prices has been evident over recent years and there can be no assurance that the price of gold will be such that the Registrant's investments in gold companies will generate profits.

Inflation and Price Changes

Inflation could affect the profitability of the Company's investments. Inflation is not expected to have any other material impact on the Company beyond the general impact on all businesses, such as higher costs of materials, services and wages.

Foreign Operations

Foreign properties and operations of the Registrant's investments may be adversely affected by local political and economic developments, exchange controls, currency fluctuations, taxation and laws or policies, as well as by laws and policies affecting foreign trade, investment and taxation.

Market for Securities

The Common Shares of the Registrant trade on the NASD OTC Bulletin Board ("OTCBB") under the symbol STKSF. The market for such shares may be illiquid resulting in an investor being unable to sell its Common Shares of the Registrant.

ITEM 4 INFORMATION ABOUT THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Mining Operations

The Registrant was created on November 14, 1985, under the laws of the Province of British Columbia, Canada by the statutory amalgamation of Cyrano Resources Inc. and Cornucopia Resources Ltd., two British Columbia mining exploration and development companies that were incorporated in 1980 and 1982, respectively. The amalgamated company was called "Cornucopia Resources Ltd." ("Cornucopia"). Until its reorganization in July 1999, the Company was historically involved in the exploration, development and mining of precious metal deposits.

e-Commerce Operations

Commencing in 1999 the Registrant was engaged in the field of e-commerce, providing Internet financial information management and database management, through its 100% ownership of Stockscape Canada, which maintained an established web-based investment portal offering integrated financial content and analytical tools at www.stockscape.com.

The Registrant conducted its business affairs in Canada through its wholly-owned subsidiaries, Stockscape Canada, Stockscape Corporate Communications Canada Ltd. ("Stockscape CCC"), both incorporated under the Company Act (British Columbia), Canada, and in the United States through its wholly-owned subsidiaries, Stockscape Corporate Communications U.S. L.L.C. ("Stockscape U.S."), a Florida corporation, Cornucopia Resources Inc. ("Cornucopia Inc."), a Nevada corporation, and through the latter company's wholly-owned subsidiary Red Mountain Resources, Inc. ("Red Mountain"), a Colorado corporation.

In the quarter ended March 31, 2001, Stockscape sold its sole remaining resource property - the Yakobi Island Property - for gross proceeds of $125,928 and incurred reclamation and other costs in connection with the property of $141,911.

In 2001, Stockscape's management re-evaluated its operations, determined its e-commerce business was unprofitable and likely to continue as such for the foreseeable future and decided to sell the business. On June 4, 2001 Stockscape announced it was seeking a buyer for Stockscape Canada. By an agreement dated September 20, 2001 Stockscape agreed to sell the business and operations of Stockscape Canada to Nikolas Capital Corporation ("Nikolas") of Vancouver, British Columbia. The sale was effective as of June 29, 2001 and involved nominal cash consideration and the assumption by Nikolas of premises and capital lease obligations of Stockscape Canada related to the business. As part of a management transition, Andrew F.B. Milligan, Chairman of Stockscape, replaced Barry F. Duggan as President and CEO and John J. Brown replaced Karyn Bachert as Corporate Secretary. Stockscape also agreed to change its name in due course. Nikolas is a private company incorporated in British Columbia owned and operated by John Zanic, formerly a member of Stockscape's marketing department.

B. BUSINESS OVERVIEW

Current Operations

Since the sale of Stockscape Canada, Stockscape has been acting to preserve its cash and investments and investigating other opportunities which could add shareholder value. In January 2002, Stockscape subscribed for 20 million units of Vista for an aggregate cost of US$ 1,026,000. Each unit consisted of one common share and one share purchase warrant exercisable to purchase one additional common share of Vista for US$ 0.075 until February 1, 2007. Stockscape now owns 17.8% of Vista's issued capital. From such subscription funds, approximately US$ 800,000 was used by Vista to settle an outstanding lawsuit with United States Fidelity & Guaranty Company ("USF & G") in which both Vista and Stockscape were named as defendants. A term of the placement required that A. Murray Sinclair, a director of Stockscape, join Vista's board of directors. He was appointed a director of Vista on February 11, 2002. Vista owns the Hycroft mine in Nevada and the Amayapampa project in Bolivia. Stockscape understands Vista intends to use the proceeds of the placement and those from a concurrent debenture financing, which together total US$ 3.8 million, to evaluate, acquire and develop mining properties with gold reserves.

Description of Merger Transaction

Pursuant to an agreement made as of April 5, 2002 Stockscape, Peruvian Gold Limited ("Peruvian"), a British Columbia company, Glenex Industries Inc. ("Glenex"), a British Columbia company, and Bradstone Equity Partners, Inc. ("Bradstone"), an Alberta company, all of which are based in Vancouver, British Columbia, agreed to merge by way of a plan of a arrangement (the "Arrangement") into one company ("Amalco"). The principal steps in, and consequences of, the Arrangement may be summarized as follows:

(a) Bradstone, Peruvian, Glenex and Stockscape shall amalgamate to form Amalco, pursuant to the provisions of the Company Act (British Columbia), and continue as one company under the name, "Quest Investment Corporation" or such other name as the directors of the merging companies may determine, which other name shall be disclosed to the British Columbia shareholders of the merging companies (at shareholders meetings held to approve the Arrangement) and shall be acceptable to the British Columbia Registrar of Companies and all other regulatory authorities having jurisdiction. Each of Bradstone, Peruvian, Glenex and Stockscape shall contribute to Amalco all of its assets, subject to all of its liabilities, and Amalco shall assume all such liabilities.

(b) The issued and outstanding Bradstone, Peruvian, Glenex and Stockscape securities shall, on the effective date of the merger, be exchanged as follows:

(i) the issued Bradstone Class A Shares will be cancelled without any repayment of capital in respect thereof and Amalco shall issue to Bradstone Class A Shareholders (other than holders exercising dissent rights) one Amalco Class A Share for each cancelled Bradstone Class A Share held;

(ii) the Bradstone Options shall be cancelled and Amalco shall issue to Bradstone Optionholders, Amalco Options for their Bradstone Options on the basis that one Amalco Option will be exchanged for each Bradstone Option, each Amalco Option being exercisable to purchase one Amalco Common Share at a price equal to the original exercise price of and during the same periods as the Bradstone Options;

(iii) the issued Bradstone Class B Shares will be cancelled without any repayment of capital in respect thereof and Amalco shall issue to Bradstone Class B Shareholders (other than holders exercising dissent rights) one Amalco Class B Share for each cancelled Bradstone Class B Share held;

(iv) the issued Peruvian Common Shares will be cancelled without any repayment of capital in respect thereof and Amalco shall issue to Peruvian Common Shareholders (other than holders exercising dissent rights) one Amalco Common Share for every 1.7156 cancelled Peruvian Common Shares held;

(v) the Peruvian Options will be cancelled and Amalco shall issue to Peruvian Optionholders, Amalco Options for their Peruvian Options on the basis that one Amalco Option will be exchanged for each 1.7156 Peruvian Options, each Amalco Option being exercisable to purchase one Amalco Common Share at a price equal to 1.7156 times the original exercise price of and during the same periods as the Peruvian Options;

(vi) the issued Glenex Common Shares will be cancelled without any repayment of capital in respect thereof and Amalco shall issue to Glenex Common Shareholders (other than holders exercising dissent rights) one Amalco Common Share for every 2.2680 cancelled Glenex Common Shares held;

(vii) the Glenex Options shall be cancelled and Amalco shall issue to Glenex Optionholders, Amalco Options for their Glenex Options on the basis that one Amalco Option will be exchanged for each 2.2680 Glenex Options, each Amalco Option being exercisable to purchase one Amalco Common Share at a price equal to 2.2680 times the original exercise price of and during the same periods as the Glenex Options;

(viii) the issued Stockscape Common Shares will be cancelled without any repayment of capital in respect thereof and Amalco shall issue to Stockscape Common Shareholders (other than holders exercising dissent rights) one Amalco Common Share for every 4.1387 cancelled Stockscape Common Shares held; and

(ix) the Stockscape Warrants and Stockscape Options shall be cancelled and Amalco shall issue to Stockscape Warantholders and Stockscape Optionholders, Amalco Warrants and Amalco Options for their Stockscape Warrants and Stockscape Options on the basis that one Amalco Warrant or Amalco Option will be exchanged for each 4.1387 Stockscape Warrants and Stockscape Options, each Amalco Option and Amalco Warrant being exercisable to purchase one Amalco Common Share at a price equal to 4.1387 times the original exercise price of and during the same periods as the Stockscape Warrants or Options;

(j) The paid up capital attributable to the Amalco Shares upon implementation of the Arrangement shall be reduced by an amount equal to the accumulated deficit of Amalco at that date in order that the Accumulated Deficit of Amalco be eliminated.

Overview of Business

Upon completion of the Arrangement, Amalco will have approximately $28 million in net assets. These assets will provide the basis for expanding its merchant banking activities  specifically, its bridge loan business  of providing asset backed and collaterized bridge loans ("Bridge Loans") to publicly traded companies in a number of different industries.

In addition, from time to time, depending on market conditions, Amalco will supplement its Bridge Loan business in several ways. Firstly, it will undertake catalyst investing by purchasing securities of emerging companies that require equity capital (collectively, the "Equity Investments"). Secondly, unallocated cash may be used by Amalco to invest in income trusts or royalty trusts and other income generating financial instruments to further enhance diversity and returns. This will also include, when applicable, arbitrage investing in Canadian companies that are the subject of take over offers (collectively, "Income Investments"). The Equity Investments and the Income Investments will be acquired in trades made through the facilities of stock exchanges in Canada and the United States, in the secondary market, or through participation in public offerings or private placements. The Bridge Loans and certain corporate debt will be made by direct negotiation with and loans to the borrower(s). Amalco intends to focus its efforts on Bridge Loans and Equity Investments of Canadian and United States incorporated or domiciled issuers and borrowers.

Investment Objectives

Amalco's intended investment objectives with respect to Bridge Loans are:

to preserve its principal investment;

to obtain a rate of return, or yield, in the form of an interest rate on its principal investment; and

to obtain additional potential upside or return on its principal investment in the form of bonuses which is typically an equity participation in the borrowers company.

Amalco's intended investment objectives with respect to Equity Investments are:

to achieve capital appreciation;

to limit downside risk of its capital;

to seek higher investment returns commensurate with risks associated with early stage investments; and

to obtain a rate of return, or yield in the form of an interest rate or equity participation on a debentures. This is in addition to the fees from management services including bonuses in the form of cash payments, warrants, royalties or other equity enhancements.

Amalco's intended investment objectives with respect to its Income Investments are:

to preserve its investment;

to obtain a rate of return, or yield, in the form of an interest rate on its investment; and

to seek liquidity.

Amalco intends to achieve these objectives by creating a diversified portfolio of Bridge Loans, Equity Investments and Income Investments which it hopes will provide a relatively low risk vehicle for achieving consistent returns on a long term basis. In keeping with Amalco's investment strategy described below, the composition of the Bridge Loans, Equity Investments and Income Investments will vary over time depending on assessment of the Board of Directors and management of Amalco of a number of factors including the financial markets, the commodity markets and credit risk.

Investment Strategy

Bridge Loans

The Bridge Loan investment strategy of Amalco will seek to achieve its investment objectives by selecting and actively managing the Bridge Loans in accordance with the following investment guidelines:

Principal Amount. Term Interest Rate. Bonus Collateral.. Repayment	$250,000 to $10,000,000 Cdn. 3 months to 12 months 1% per month 5% to 20% of the Principal Amount Marketable securities or assets, guarantees Satisfactory repayment strategy

Amalco will employ a disciplined analytical approach prior to completing a Bridge Loan. This will include an analysis of the fundamentals of borrowers to which it proposes to make a Bridge Loan. Amalco will undertake research that will include analyzing profitability, liquidity, outstanding debt, operating and administrative costs, commodity price exposure, economic and reserve life (where applicable), cash flow, the ability of management to grow the business and other factors applicable to the collateral and the ability of the borrower to repay its Bridge Loan.

Equity Investments

Amalco will seek higher investment returns by providing equity and debt capital to emerging growth companies. The risks associated with these investments are considered to be higher but will be mitigated by disciplined due diligence and analysis. Each investment will be made to management teams with credible backgrounds and a history of managing successful enterprises.

Amalco will invest its capital in emerging and developing companies mainly in the natural resource section in emerging companies that have management with established track records.

It is anticipated that the amount of each investment will be not less than $100,000 and the time horizon for realizing on its investment will be up to three years. In addition to providing equity capital, Amalco will focus on companies where it can provide other value added benefits to the companies it invests in such as providing financial and capital market advice and assistance to the board of directors and management.

Income Investments

Depending on the financial markets and Bridge Loan opportunities, it may be difficult to have a fully invested Bridge Loan portfolio. Therefore Amalco will invest some of its unallocated cash in income generating financial investments such as income trusts and arbitrage opportunities.

An income trust is generally structured to own debt and/or equity of a company engaged in a cash flow generating business. Generally, the income trust acquires equity or debt securities of the company with the proceeds from the issue of trust units. The company typically distributes cash flow to the income trust by means of dividends, payment of interest and repayments of principal. That portion of unitholder distributions which is not taxable to the unitholder in the year of distribution is treated as a return of capital and reduces the unitholder's adjusted cost base for tax purposes.

Amalco will employ arbitrage as part of its investment strategy. Arbitrage can, from time to time, provide enhanced returns from purchases of mainly Canadian public companies that are the subject of an all cash take over which is friendly in nature. These purchases are consistent with the investment objectives in that they provide a known "exit" or "take out", a de facto yield in the form of capital appreciation and the possibility for upside in the form of a competitive bid or sweetened offer.

Amalco may alter its portfolio composition of Bridge Loans, Equity Investments and Income Investments and/or Investment Strategies from time to time to adjust to market conditions.

Investment Restrictions

Amalco intends to establish some guidelines which will restrict the composition of its investments which will include the following:

(a) invest no more than 10% of its total assets in any one Bridge Loan or Income Investment and with any single company or borrower;

(b) invest no more than the 5% of its total assets in any one Equity Investment and with any single company and cumulatively, invest more than 20% of its total assets in Equity Investments;

(c) not borrow funds which exceed 50% of its total assets;

(d) not purchase or sell derivatives or commodity contracts including futures contracts and options thereon, except that Amalco may enter into interest rate hedges if applicable, from time to time to protect its Income Investment and Bridge Loans.

E. Organizational Structure

The following chart sets forth the organization of Stocksckape.com Technologies Inc. and its direct and indirect subsidiaries as of the date of this Annual Report, and their jurisdictions of incorporation, as well as relevant stock exchange listings.

Stockscape.com Technologies Inc. OTC BB (British Columbia)

100% Stockscape.com Technologies (Canada) Ltd. (British Columbia)	100% Stockscape Corporate Communications Canada Ltd. (British Columbia)	100% Stockscape Corporate Communications U.S., L.L.C. (Florida)	100% Cornucopia Resources Inc. (Nevada)

100% Red Mountain Resources Inc. (Colorado)

On completion of the Arrangement, Amalco will have the subsidiaries described in the chart below.
Quest Investment Corporation (British Columbia)

16.7%	10.5%	100%	100%
A&E Capital Funding Inc. (Canada)	Spur Ventures Inc. (British Columbia)	Kay Metals Ltd. (Barbados)	Glenex Industries Inc. (Canada)

100%	100%
Foothills Development Inc. (South Carolina)	Minas Dixon SA (Peru)

100%	100%	100%	100%
Stockscape.com Technologies (Canada) Ltd. (British Columbia)	Stockscape Corporate Communications Canada Ltd. (British Columbia)	Stockscape Corporate Communications U.S., L.L.C. (Florida)	Cornucopia Resources Inc. (Nevada)
100%
Red Mountain Resources, Inc. (Colorado)

F. Property, Plants and Equipment

The Registrant's principal operations are located at Suite 300, 570 Granville Street, Vancouver, British Columbia, Canada. The leases for the premises formerly occupied by the Company, together with the bulk of the Company's capital equipment, furniture, fixtures and equipment were conveyed to Nikolas effective June 29, 2001. See Item 4A "History and Development of the Company".

The Company acquired 100% interest in the Yakobi Island Property in 1993. The Yakobi Island property is located approximately 70 miles west of Juneau in the Sitka Recording District, at the northernmost end of the Alexander Archipelago of Southeast Alaska. The Company sold its interest in the property on March 16, 2001. See Item 4A "History and Development of the Company".

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion should be read in conjunction with, and is qualified by reference to, Stockscape's financial statements copies of which are attached as to this Annual Report.

Overview

From incorporation in November 1985 up to its reorganization as an Internet investment research provider in July 1999, Stockscape was primarily involved in the acquisition, exploration, development and mining of precious mineral resource properties in the United States.

Until 1995 Stockscape's principal project was the exploration, development and subsequent production of gold at the Ivanhoe Property near Battle Mountain in Elko County, Nevada. From 1995 through to October 1998 Stockscape's primary focus shifted to the Mineral Ridge Mine in Silver Peak, Nevada.

In August 1997 Stockscape, through its subsidiary Touchstone Resources Company ("Touchstone"), a Nevada corporation, which held a 25% interest in the Ivanhoe Property, entered into a joint venture agreement with Great Basin Gold Ltd. ("Great Basin") which held a 75% interest in the property. Provisions in the joint venture agreement allowed Stockscape the option of not participating in exploration programs at the cost of dilution of its interest in the project. As Stockscape did not have cash reserves to contribute to the exploration programs on a regular basis, it decided to sell its interest in the Ivanhoe Property to Great Basin. On March 2, 1999 Stockscape entered into an agreement to sell its remaining interest in the Ivanhoe Property by the sale of Touchstone to Great Basin. The sale was completed on June 30, 1999 for 2.75 million Great Basin shares at a deemed price of $1.25 per share and 250,000 share purchase warrants to purchase Great Basin shares at $2.00 per share for one year. The warrants were exercised in 1999 and the shares sold.

Stockscape sold its 100% interest in its remaining mining property, the Yakobi Island Property, on March 16, 2001.

On July 9, 1999 Stockscape changed its name to "Stockcape.com Technologies Inc." and acquired Stockscape Canada. As part of the acquisition of Stockscape Canada, Stockscape acquired Stockscape CCC. On January 10, 2000 Stockscape incorporated Stockscape U.S. In Canada, Stockscape CCC, and in the United States, Stockscape US, conducted Stockscape's public relations business and investor relations marketing activities.

During 2000 Vista discontinued mining operations at the Mineral Ridge Mine and its subsidiary, Mineral Ridge Resources Inc. ("Mineral Ridge") a Nevada corporation, was placed into bankruptcy. In August 2000, the United States Bureau of Land Management ("BLM") served notice on Mineral Ridge of non-compliance with the terms of the Reclamation Permit whereupon the USF&G, as surety on the US$ 1.64 million reclamation bond, called upon Stockscape, Vista and their respective subsidiaries, as guarantors under the indemnity provisions under the reclamation bond, to advance approximately US$ 800,000 to USF&G to protect it against potential liabilities arising under the bond. In August 2000 USF&G initiated a lawsuit against the various guarantors to compel them to deliver such funds. The lawsuit was settled through Stockscape subscribing for 20 million units of Vista for proceeds of US$ 1,026,000 of which approximately US$ 800,000 was advanced by Vista to USF&G which, in turn, paid US$ 1,640,086 to the BLM in performance of its obligations under the reclamation bond. The bond was discharged on April 2, 2002 and the parties mutually consented to the dismissal of the lawsuit.

By an agreement made in September 2001 Stockscape sold the business and operations of Stockscape Canada to Nikolas effective as of June 29, 2001.

Over the past few years, Stockscape has carried on certain investment banking type activities and has invested its funds in a variety of business ventures and investments. See note 9 of the financial statements forming a part of this Annual Report for a reconciliation of the differences between Canadian GAAP and US GAAP.

A. Operating Results

As a result of the sale of the business of Stockscape Canada in June 2001, revenues from continuing operations for the year ended December 31, 2001 dropped significantly to $139,842 compared with $2,856,472 in 2000 and $1,210,042 in 1999. Operating expenses showed a similar pattern dropping to $532,803 in year 2001 from $5,316,765 (2000) and $2,164,427 (1999).

On a quarterly basis, the first quarter income reflected the growth in business from 2000 to 2001, while the second quarter income of $76,627 in 2001 compared with $710,555 in the previous year illustrated the significant decline in revenues caused by the collapse of demand for information technology services. Revenues of $17,083 in the fourth quarter of 2001 were comprised solely of interest, resulting in net income for the quarter of $13,178.

This termination and sale of Internet operations in mid-year 2001 makes comparison of the results from 2001 with those of previous years, on either annual or quarterly basis, difficult and not meaningful. During 2001 there were no changes in accounting policies which would effect the comparability of financial information.

During 2000 and first quarter 2001, Stockscape continued to develop its website and Internet business despite the collapse of the market for Internet-related stocks and information-technology services. At that time Stockscape's management believed that investors would increasingly rely on the Internet as a vehicle for providing timely investment information. However, the demand for online advertising and related Internet services did not materialize for Stockscape as quickly as was anticipated. The continuing losses during the first half of the year ultimately led to a decision to sell the business of Stockscape Canada.

Stockscape's net loss for the year ended December 31, 2001 was $2,988,669 compared to $2,460,293 for 2000. Of these amounts, $392,961 was attributable to the loss from continuing operations in 2001 compared to $479,735 for the equivalent operations in the previous year.

The revenue applicable to the discontinued operations for 2001 totalled $1,897,339 (2000 - $2,558,696) of which website sales and services represented $280,679 (2000 - $554,633). Since website sales and services provided a considerably higher margin than investor on-line services (sales of $1,603,388 in 2001 compared to $1,998,917 in 2000) the pattern of continuing losses had become evident.

The sale of the Internet and investment information business effective June 29, 2001 gave rise to a loss on disposal of the discontinued operations of $904,711 of which $583,164 was the loss realized on the sale of assets more fully described in Note 7 to Stockscape's financial statements.

General and administrative expenses for 2001 of $532,803 in respect of discontinued operations show a substantial improvement over the previous year's costs of $777,510. Investor relations expenses were reduced to $27,284 (2000 - $225,735) and management, administration, office and salaries totalled $258,346 (2000 - $279,002). The write-down of marketable securities and loss on sale of marketable securities amounted in total to $81,284 compared to a net gain in these categories of $113,510 in 2000.

A. Liquidity and Capital Resources

The current assets of Stockscape were depleted by $2,563,562 during the course of the 2001 fiscal year. Of this, $1,303,476 comprised cash and cash equivalents. Net current assets at December 31, 2001 totalled $2,946,474. On February 1, 2002 Stockscape paid US$ 1,026,000 for the purchase of 20 million units of Vista at a price of US$ 0.0513 per unit. Each unit consisted of one common share and one share purchase warrant exercisable to purchase one common share of Vista at a price of US$ 0.075 until February 1, 2007. On the completion of this transaction, Stockscape had cash and cash equivalents of approximately $1 million and marketable securities plus long term investments in excess of $4 million.

Stockscape's marketable securities and long term investments as at December 31, 2001 were comprised almost entirely of 2.175 million shares of Great Basin. These shares are subject to certain resale restrictions more fully described in Note 3 of Stockscape's financial statements. At current prices, ongoing sales of the Great Basin shares should be sufficient to provide working capital for Stockscape for the next several years. Subsequent to December 31, 2001, Stockscape's staff has been reduced to one employee and the total general and administrative expenditures are approximately $20,000 per month. Management's efforts are being directed towards completion of the Arrangement.

B. Research and Development, Patents and Licences, etc.

Not applicable.

C. Trends

Stockscape is not aware of any trend, commitment, event or uncertainty that is both presently known to management and reasonably expected to have a material effect on Stockscape's business, financial condition or results of operations as at the date of this Annual Report, except as otherwise disclosed herein.

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Names, Functions and Areas of Experience

The names, ages, positions, offices with the Registrant, business experience, and periods of service of all directors and executive officers are also listed below as of June 17, 2002.

Name	Age	Position with Registrant

Current Directors and Officers

John J. Brown(1)	69	Director since June 30, 1999; Chief Financial Officer from June 1999 to June 29, 2001; Corporate Secretary since June 29, 2001.

Andrew F. B. Milligan	77

Director since November 17, 1986; Chairman of the Board from April 1987 to June 1989; President and Chief Executive Officer from November 1986 to April 1987, September 1991 to April 17, 2000 and since June 30, 2001.

A. Murray Sinclair(1)	41	Director since June 30, 1999.

Past Directors and Officers

Karyn E. Bachert	50	Corporate Secretary from June 1992 to August 2001; Assistant Secretary from November 1988 to June 1992.

Sargent H. Berner(1)	61	Director from October 12, 1990 to June 11, 2001.

Barry F. Duggan	58	President and Chief Executive Office from April 17, 2000 to June 29, 2001; Director from April 17, 2000 to June 29, 2001.

Mark T. Brown(2)	33	Treasurer from June 30, 1999 to June 29, 2001.

(1) Member of the Audit Committee. The third member of the Audit Committee, Sargent H. Berner, resigned as a director on June 11, 2002.

(2) Son of John J. Brown

Business Experience

Current Directors and Officers

Andrew Milligan is the only full-time employee of the Registrant. The other directors and officers of the Registrant are employed in other occupations and devote such time as is required of them to the affairs of the Company.

The present and principal occupations during the last five years of the Registrant's directors and officers are set forth below.

John J. Brown, C.A., was the President of Pacific Opportunity Company Ltd. a financial consulting and merchant-banking firm in Vancouver, BC until May 2002. He is a director of several private and public companies. His principal directorships are United States Lime & Minerals, Inc., Spartacus Capital Inc. and Globemin Resources Ltd. Mr. Brown was an investment advisor with a Canadian brokerage firm, was a senior partner with the public accounting firm of Deloitte & Touche, Chartered Accountants, in Vancouver for many years, was a Director and is a past Chairman of the British Columbia Automobile Association and a former Director of the Canadian Automobile Association. Mr. Brown's son, Mark T. Brown, is former Treasurer of the Company.

Andrew F. B. Milligan, a business executive, is currently President and Chief Executive Officer of the Registrant and previously held this office from September 1991 to April 17, 2000 and November 1986 to April 1987. Mr. Milligan was Chairman of the Registrant from April 1987 to June 1989. He has served as a director of a number of public companies for many years. His principal directorships are Skye Resources Inc., Lysander Mining Corporation, and Great Basin Gold Ltd., all of which are Vancouver-based mining companies with shares listed on the TSX Venture Exchange.

A. Murray Sinclair, a business executive, Mr. Sinclair is the President of Quest Ventures Ltd. (a private merchant banking company specializing in mezzanine lending to public companies in the oil and gas sector and active equity investments) and a director of Quest Management Corp. (a management company and wholly-owned subsidiary of a publicly traded company) since December 1996. Previously, Mr. Sinclair was Managing Director of Quest Oil & Gas Inc. (formerly Quest Capital Corporation) from May 1993 to April 1997. Quest Oil & Gas Inc. was a publicly traded oil and gas company whose shares traded on The Toronto Stock Exchange. Prior to that he was President and director of Noramco Capital Corp. from June 1991 to January 1996 and Vice President, Finance of Noramco Capital Corp. from July 1988 to June 1991.

Mr. Sinclair currently serves as director and officer for a number of public companies. His principal directorships are: Arapaho Capital Corp., Aurora Platinum Corp., Breakwater Resources Ltd., Foxpoint Resources Ltd., Glenex Industries Inc., Stockscape.com Technologies Inc., Wolfden Resources Inc., VisuaLABS Inc. and Vista Gold Corp.

Past Directors and Officers

Karyn E. Bachert was Corporate Secretary of the Registrant from June 1992 to August 2001 and Assistant Secretary from November 1988 to June 1992. Ms. Bachert was employed by the Company from January 1987 to August 2001. Ms. Bachert was also Corporate Secretary of Carlin Resources Corp. from November 1994 to June 1997.

Sargent H. Berner, Barrister and Solicitor, has been a partner of DuMoulin Black, a law firm in Vancouver, British Columbia since 1976. Mr. Berner has served as a director of a number of public companies for many years. Mr. Berner's principal directorships are Aurizon Mines Ltd., Emgold Mining Corporation, Valerie Gold Resources Ltd., Cream Minerals Ltd., Sultan Minerals Inc. and Titan Pacific Resources Ltd. which are Vancouver-based companies listed (except for Aurizon Mines Ltd.) on the TSX Venture Exchange. Aurizon Mines Ltd. is listed on the Toronto Stock Exchange. Aurizon Mines Ltd. has a class of securities registered pursuant to Section 12 of the United States Securities Exchange Act of 1934 (the "Exchange Act"), or subject to the requirements of Section 15(d) of the Exchange Act.

Mark T. Brown, C.A., was Treasurer of the Company from June 1990 to June 29, 2001. Mr. Brown is President and a Director of Spartacus Capital Inc., President of Pacific Opportunity Company Ltd., and Chief Financial Officer of Nevada Pacific Gold Ltd. Between 1990 and 1994, Mr. Brown worked with PricewaterhouseCoopers LLP. More recently, Mr. Brown was the controller of Miramar Mining Corporation, Northern Orion Explorations Ltd. and Eldorado Gold Corporation. Mr. Brown is also a director of Gateway Enterprises Ltd, Globemin Resources Ltd. and Orphan Boy Resources Ltd.

Barry F. Duggan, Certified General Accountant, was President and Chief Executive Officer of the Registrant from April 17, 2000 to June 30, 2001. Mr. Duggan was Vice- President Finance and Administration and Secretary of Streamscape Networks Inc., from June 1998 to April 2000. He was formerly President and CEO of BCTV/CHEK in Vancouver and Victoria, President and CEO of ITV in Edmonton, Alberta and Executive Vice President/General Manager of U-TV (CKVU) in Vancouver, B. C. Mr. Duggan contributed to the development of Canadian Film Production, was a past president of the Alberta Broadcasters Association and a member of the Television Executive Committee of the Bureau of Broadcast Measurement.

B. Compensation

Registrant Board

Directors of the Registrant do not receive any fee or other compensation for their services as members of the Registrant Board. The Directors may, however, be reimbursed for actual expenses incurred by them in connection with attending meetings of the board. Directors are also eligible to receive bonus shares or options to purchase Common Shares of the Company (see "E. Share Ownership  Stock Incentive Plan").

Senior Management

During 2001, there were five executive officers of the Registrant: Andrew F. B. Milligan, Barry F. Duggan, John J. Brown, Karyn E. Bachert and Mark T. Brown. The following table sets forth the compensation awarded to, earned by, or paid to those executive officers of the Registrant whose combined salary and bonuses exceeded $100,000 for services in all capacities to the Company during the last fiscal year ended December 31, 2001 (the "Named Executive Officers"). The aggregate value of other annual compensation paid to the Named Executive Officers during 2001 did not exceed 10% of the aggregate cash compensation set forth in the following table.

SUMMARY COMPENSATION TABLE
	Annual Compensation			Long Term Compensation			All other Compensa-tion Cdn$ (2)
Name and Principal Position(1)	Year	Salary Cdn$	Bonus Cdn$	Awards		Payouts
				Securities Under Options/SARS Granted #	Restricted Shares or Restricted Share Units #	LTIP Payouts Cdn$

Andrew F. B. Milligan (3) President and CEO Former Chairman of the Board	2001	$120,000	-	200,000	-	-	$13,190
	2000	$120,000	-	200,000	-	-	$11,776
	1999	$174,000	-	500,000	-	-	$6,972

Barry F. Duggan (4) Former President and CEO	2001	$116,000	-	300,000	187,500	-	$291,452
	2000	$ 136,000	-	-	-	-	-
	1999	N/A	-	-	-	-	-

John J. Brown (5) Corporate Secretary Former Chief Financial Officer	2001	$121,660	-	300,000	-	-	-
	2000	$222,047	-	300,000	-	-	-
	1999	$191,578	-	200,000	-	-	-

Eric Cardey Former General Manager	2001	-	-	-	-	-	-
	2000	$168,550	-	75,000	-	-	-
	1999	$69,723	-	75,000	-	-	-

All Other Directors and Officers (6) (as a group of 9 persons)	2001	$45,777	-	405,000	-	-	$82,500

(1) As of December 31, 2001.

(2) Includes car allowances and other benefits.

(3) The services of Andrew F. B. Milligan, Chairman of the Board, are provided under an Agreement dated December 1, 1991, as subsequently amended, between the Registrant and Glencoe Management Ltd., a company owned and controlled by Mr. Milligan. See following section "Management Agreements and Termination of Employment and Change-In-Control Arrangements".

(4) The services of Barry F. Duggan, President and Chief Executive Officer, were provided under an Agreement dated March 14, 2000, between the Registrant and Mr. Duggan which terminated on June 30, 2001. See following section "Management Agreements and Termination of Employment and Change-In-Control Arrangements".

(5) The services of John J. Brown, Chief Financial Officer, Mark T. Brown, Treasurer for accounting and administrative services, were provided to the Company by Pacific Opportunity Company, a company owned and controlled by John J. Brown.

(6) Includes services and fees for all other officers and includes Karyn E. Bachert's salary of $45,777 and a severance payment to her of $82,500.

Sargent H. Berner, a former director of the Registrant, is a partner in the Vancouver law firm of DuMoulin Black, which received fees for services provided to the Company by Mr. Berner or his firm in 2001.

Management Agreements and Termination of Employment and Change-In-Control Arrangements

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

No management functions of the Company are performed to any substantial degree by a person other than the directors or senior officers of the Company. The services of Barry F. Duggan, President and Chief Executive Officer of the Registrant from April 17, 2000 to June 30, 2001, were provided pursuant to an employment agreement dated March 14, 2000. The service agreement with Mr. Duggan was terminated on June 30, 2001 on payment of a severance allowance of $284,000.

The services of Andrew F. B. Milligan, President and Chief Executive Officer of the Registrant, are provided to the Company pursuant to a Consultant/Management Agreement with Glencoe Management Ltd. dated December 1, 1991, and amended on December 19, 1992, June 29, 1994, June 1, 1995 and May 20, 1998. Mr. Milligan is the principal shareholder of Glencoe Management Ltd. The agreement included provisions by which Mr. Milligan was entitled to receive an amount equal to three years' management fees, and to participate in all employee insurance and benefit plans in place for a period of up to three years if the Registrant should terminate the agreement or the employment of Mr. Milligan without cause. In order to facilitate the reorganization of the Company, Mr. Milligan agreed that effective June 1, 1999, Glencoe Management Ltd. would accept a 44.4% reduction in salary and the substitution of a three year fixed term employment contract in lieu of the three year severance provisions of the Consultant/Management Agreement. As consideration for relinquishing these benefits, Glencoe Management Ltd. was granted warrants to purchase 400,000 Common Shares of the Registrant on a post-consolidated basis at a price of $0.50 per share expiring June 30, 2003, in addition to any other options to which Mr. Milligan may be entitled in his continuing capacity as a director and officer of the Registrant.

G. Board Practices

Directors of the Registrant are appointed at each annual general meeting of the shareholders to hold office until the next annual general meeting, or until their respective successors are elected or their positions are vacated at an earlier date by resignation or otherwise. Non-executive directors of the Registrant do not receive any fee or other compensation for serving on the Registrant Board, attending meetings, or being on committees, other than receiving stock options under the Registrant's Stock Option Plan and reimbursement of business and travel expenses incurred related to corporate business and attending meetings. As additional incentive, directors are also eligible to receive additional options or bonus shares under the Registrant's Stock Incentive Plan. The Registrant Board administers the Registrant's Stock Incentive Plan. See following section "E. Share Ownership - Stock Incentive Plan".

On an annual basis, the Registrant Board designates the members of its Audit Committee. The Registrant Board also selects executive officers for the Company's subsidiaries on an annual basis who serve until the next annual meeting of the Registrant Board or until their respective successors have been elected or their positions are vacated at an earlier dated by resignation or otherwise.

Audit Committee

The Audit Committee reviews, acts on and reports to the Registrant Board with respect to the Company's audit functions and accounting practices, selection of auditors, performance of auditor and auditor remuneration, matters that may have a material impact on financial statements, or compliance policies, and reviews and recommends internal controls. The Audit Committee consisted of John Brown, Sargent Berner, and Murray Sinclair until Mr. Berner's resignation in June 2002. During 2001, there was one meeting held by this committee.

Executives Officers

Executive officers are appointed by the Registrant Board to serve until terminated by the Registrant Board or until their successors are appointed. The Registrant relies on its executive officers and senior management to direct and manage its operating subsidiaries.

H. Employees

Prior to the sale of the business of Stockscape Canada in June 2001, Stockscape leased office space for its technical group, marketing and administrative teams and management staff, who were all directly employed by Stockscape and Stockscape Canada in Vancouver, British Columbia. As of June 19, 2001, the Company had 28 full time and no part time staff, of which 23 were marketing and technical support staff involved in the research and development of the programs required to implement the Stockscape marketing and publishing products. All Stockscape Canada employees were terminated as of June 30, 2001. As at December 31, 2001 and as at the date of this Annual Report the sole employee of the Company was and is Andrew F.B. Milligan. See "Management Agreements" above.

I. Share Ownership

Share Ownership of Directors and Senior Management

The following table lists information with respect to the total amount of the Registrant's voting securities owned by each of the directors and officers, including director and officer incentive options to purchase shares of the Registrant and the holdings of all directors and officers as a group, as of June 17, 2002. The information as to shares beneficially owned, not being within the knowledge of the Registrant, has been furnished by the respective individuals.

Directors and Officers	Common Shares Owned	Options to Purchase Common Shares	Purchase Price	Expiry Date	Total Percentage of Class(1)

John J. Brown	0	200,000 100,000	$ 0.50 US$ 0.50	July 12, 2004 Jan 9, 2005	1.1%
Andrew F. B. Milligan	3,020	200,000 400,000(2)	US$ 0.50 $0.50	Jan 9, 2005 June 30, 2003	2.2%
A. Murray Sinclair	0	100,000 50,000	$ 0.50 US$ 0.50	July 12, 2004 Jan 9, 2005	0.6%
Directors and Officers as a group (3 persons)	3,020	300,000 400,000(2) 350,000	$0.50 $0.50 US$ 0.50	July 12, 2004 June 30, 2003 January 9, 2005	3.9%

(1) Represents total percentage of class of Common Shares as at December 31, 2001 on a partially diluted basis assuming that only the incentive stock options and warrants held by the person named have been exercised.

(2) Warrant to purchase 400,000 Common Shares. See previous section "Management Agreements and Termination of Employment and Change-In-Control Arrangements".

Incentive Stock Option Grants

During 2001, the Registrant did not grant any stock options.

Aggregated Options Exercised in Last Fiscal Year and Option Values

During 2001, no stock options were exercised.

Aggregated Options Cancelled, Expired or Surrendered

During 2001 and up to June 24, 2002 incentive stock options to purchase 887,500 Common Shares have been cancelled, expired or surrendered due to the optionee leaving the Registrant's employ or ceasing to be a director of the Registrant.

Stock Incentive Plan

On June 30, 1999, the shareholders approved the adoption of a Stock Incentive Plan (the "Stock Incentive Plan"). The Plan consists of a share purchase plan (the "Share Purchase Plan"), a share option plan (the "Share Option Plan"), and a share bonus plan (the "Share Bonus Plan") for directors, executive officers and employees of the Company. The purpose of the plan is to advance the interests of the Company by encouraging equity participation in the Company by directors, officers and employees of the Company through acquisition of Common Shares.

Subject to certain limits stated in the Share Option Plan and the Share Bonus Plan, the number of Common Shares available or made available for the Share Purchase Plan, the Share Option Plan and the Share Bonus Plan, individually and collectively, will be determined from time to time by the Registrant Board, but the aggregate maximum number of Common Shares which the Registrant may at any time reserve for issuance under the Stock Incentive Plan to any individual shall not exceed 5% of the issued and outstanding Common Shares at any time.

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

It is presently contemplated that future stock options granted by the Registrant will be granted pursuant to the Share Option Plan. The Registrant does not have any immediate plans to implement the Share Purchase Plan or Share Bonus Plan.

Share Purchase Plan

Participants in the Share Purchase Plan will be full-time or seasonal full-time employees of the Company or any of its subsidiaries (including employees who are officers thereof - whether or not directors) who have been continuously employed by the Company, or any of its subsidiaries for at least 12 consecutive months, and who have been designated by the Company as participants in the Share Purchase Plan. The Registrant Board has the right in its absolute discretion to waive such 12 month period or refuse any employee or group of employees the right of participation or continued participation in the Share Purchase Plan.

An employee may contribute up to 10% of their annual basic salary to the Share Purchase Plan. The Company makes contributions based on a proportion of the employee's contribution on a quarterly basis. During the first year of the employee's participation, the Company's contribution will equal one-sixth of the participant's contribution and, thereafter, will increase to one-third of the participant's contribution.

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

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Under the terms of the Share Exchange Agreement dated March 2, 1999, between the Registrant and the owner of Stockscape Canada, the Registrant acquired all of the issued and outstanding shares of Stockscape Canada by issuing 10,000,000 post-consolidation Common Shares of the Registrant to A. R. Rule Investments (B.C.) Ltd. of Vancouver, British Columbia. At that time these shares represented approximately 55% of the outstanding Common Shares of the Registrant. In 2002 these shares were transferred to the sole shareholder of A. R. Rule Investments (B.C.) Ltd., A. Richards (Rick) Rule of Carlsbad, California. As at June 17, 2002 Mr. Rule holds 10,000,000 Common Shares representing 38% of the outstanding Common Shares of the Registrant and is the controlling shareholder of the Registrant.

There are no other persons who are known by the Registrant to be the beneficial owners, directly or indirectly, of more than 5% of the Registrant's issued and outstanding Common Shares.

All shareholders, including the Registrant's major shareholders, are entitled to the same voting rights, namely, one vote for each common share held. As at May 31, 2002 there were 1,791 registered common shareholders, including depositaries and intermediaries.

As at the date of this report, there are no arrangements known to the Registrant that would result in a change of control of the Registrant.

B. Related Party Transactions

For the fiscal year ending December 31, 2001 and the five month period ending May 31, 2002 the following is a description of the interest of related parties in certain transactions with the Registrant.

Andrew F. B. Milligan, the President and Chief Executive Officer of the Registrant, is the principal shareholder of Glencoe Management Ltd., which received management fees from the Registrant totalling $120,000 for the year ended December 31, 2001 and $50,000 for the five month period ended May 31, 2002. See Item 6 - "Compensation".

John J. Brown, Corporate Secretary of the Registrant, is the principal shareholder of Pacific Opportunity Company Ltd., which received management fees and accounting and administration expense reimbursements of $121,660 from the Registrant for the year ended December 31, 2001 and $19,366 for the five month period ended May 31, 2002. See Item 6 - "Compensation".

Sargent H. Berner, a former director of the Registrant, is a partner in the Vancouver law firm of DuMoulin Black, which received fees of $43,555 for legal services provided to the Company for the year ended December 31, 2001 and $20,400 for the five month period ended May 31, 2002.

No other director, senior officer (or their close family members), or principal shareholder of Stockscape (or their close family members) had a direct or indirect interest in any transactions with Stockscape during its fiscal year ending December 31, 2001 or for the five month period ended May 31, 2002.

C. Interest of Experts and Counsel

Not applicable.

ITEM 8 FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

The annual audited consolidated financial statements of the Company as at December 31, 2001 are located under Item 17  "Financial Statements and Item 19  "Exhibits."

Legal Proceedings

From 1995 through to October 1998, Stockscape's primary focus was the Mineral Ridge Mine and adjoining mining claims in Silver Peak, Nevada which it acquired in April 1993 through the purchase of Mineral Ridge. In the spring and summer of 1996 Stockscape completed the development of the Mineral Ridge Mine. In October 1996 the Mine received a Reclamation Permit from the BLM and Stockscape posted an initial reclamation bond of US$ 1.64 million. By that time all permits had been obtained from the State of Nevada for commencement of construction. In 1997 the Mine was constructed and gold production began. Due to declining gold prices and a reduction of mineable reserves, mining ceased in November 1997 and steps were taken to seek a buyer for the Mine. On October 21, 1998 the Mineral Ridge Mine was sold to Vista by the sale of the shares of Mineral Ridge.

During 2000 Vista discontinued mining operations at the Mineral Ridge Mine and its subsidiary, Mineral Ridge, was placed into bankruptcy. In August 2000 the BLM served notice on Mineral Ridge of non-compliance with the terms of the Reclamation Permit, whereupon USF&G, as surety on the US$ 1.64 million reclamation bond, called upon Stockscape, Vista and their respective subsidiaries, as guarantors under the indemnity provisions of the reclamation bond, to advance approximately US$ 800,000 to USF&G to protect it against potential liabilities arising under the bond. USF&G subsequently initiated a lawsuit against the various guarantors to compel them to deliver such funds. An out-of-court settlement was achieved through the subscription by Stockscape for 20 million units of Vista at a price of US$ 0.0513 per unit for proceeds totalling US$ 1,026,000. Vista allocated US$ 791,434 from the proceeds towards meeting USF&G's demand for additional cash collateral. As a consequence of this arrangement, USF&G was enabled to, and on April 2, 2002 did, pay US$ 1,640,086 to the BLM in performance of USF&G's obligations under the reclamation bond. Thereafter the parties mutually consented to the dismissal of the lawsuit.

B. Significant Changes

Other than as disclosed in this Annual Report there have been no significant changes since the end of the Registrant's last fiscal year on December 31, 2001. On May 29, 2002 the Registrant sold its existing holdings of 1,975,000 common shares of Great Basin for proceeds of $2,987,013. Of these proceeds $2,925,000 were then used to reinvest in 1,950,000 units of Great Basin at a price of $1.50 per unit. Each unit consisted of one common share and one common share purchase warrant exercisable to acquire one additional common share for a 12 month period at a price of $1.65.

ITEM 9 THE OFFER AND LISTING

A. Offer and Listing Details

On January 29, 1988, the Registrant's Common Shares were listed on the Toronto Stock Exchange ("TSE"). The Common Shares were also quoted in the United States on the NASDAQ (National Association of Securities Dealers Automated Quotation System), National Market System from January 1988 until January 17, 1992, then on the NASDAQ SmallCap Market until October 29, 1998 and finally on the OTC BB (Over-the-Counter Bulletin Board) operated by the NASD (National Association of Securities Dealers). At the Registrant's request, its Common Shares were delisted from trading on the Vancouver Stock Exchange on February 4, 1993 on which they had been trading since 1985. As part of its reorganization and acquisition of Stockscape Canada, the Registrant delisted its Common Shares from the TSE on March 31, 1999.

The following table discloses certain trading information regarding Stockscape's Common Shares for the periods indicated:

Year	Period	Market	Currency	High	Low
1997	Year	TSE	Cdn$	1.29	0.19
1998	Year	TSE	Cdn$	0.49	0.035
1999	Year	OTC BB	US$	2.25	0.02
2000	Year	OTC BB	US$	2.50	0.25
	1st Quarter	OTC BB	US$	2.50	0.59
	2nd Quarter	OTC BB	US$	1.20	0.35
	3rd Quarter	OTC BB	US$	0.50	0.34
	4th Quarter	OTC BB	US$	0.375	0.25
2001	Year	OTC BB	US$	0.29	0.07
	1st Quarter	OTC BB	US$	0.29	0.14
	2nd Quarter	OTC BB	US$	0.18	0.14
	3rd Quarter	OTC BB	US$	0.15	0.135
	4th Quarter	OTC BB	US$	0.14	0.07
	December	OTC BB	US$	0.095	0.076
2002	1st Quarter	OTC BB	US$	0.23	0.085
	2nd Quarter	OTC BB	US$	0.23	0.14
	January	OTC BB	US$	0.15	0.09
	February	OTC BB	US$	0.18	0.085
	March	OTC BB	US$	0.23	0.14
	April	OTC BB	US$	0.22	0.15
	May	OTC BB	US$	0.23	0.16

B. Plan of Distribution

Not applicable.

C. Markets

The Registrant's common shares are quoted on the OTC BB under the symbol STKSF.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10 ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

See Registrant's original Form 10 dated April 29, 1988 filed under its former name Cornucopia Resources Ltd.

C. Material Contracts

The only agreements or contracts that Stockscape has entered into within the previous two years which may be reasonably regarded as being currently material are as follows:

1. Arrangement Agreement dated April 5, 2002 among Bradstone, Stockscape, Glenex and Stockscape.

2. Agreement dated September 20, 2001 between Stockscape and Nikolas for the purchase by Nikolas of the business and operations of Stockscape Canada.

3. Settlement Agreement dated April 2, 2002 with USF&G and others in respect of the lawsuit commenced over the reclamation bond for the Mineral Ridge Mine.

4. Subscription Agreement dated February 1, 2002 with Vista in respect of Stockscape's purchase of 20 million units of Vista.

E. Exchange Controls

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

The provisions of the Investment Act and Free Trade Agreement may have an anti-takeover effect as they may operate to prevent U.S. or other non-Canadian persons from directly or indirectly acquiring control of the Company

D. Tax Consequences

Not applicable.

E. Dividends and Paying Agents

Not applicable.

F. Statements by Experts

Not applicable.

G. Documents on Display

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

H. Subsidiary Information

Not applicable.

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

None.

PART II

ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS

OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 [RESERVED]

ITEM 16 [RESERVED]

PART III

ITEM 17 FINANCIAL STATEMENTS

The Company's consolidated financial statements and the report of independent Chartered Accountants are included in Item 19 as part of this Annual Report as follows:

(i) Auditors' Report to the Shareholders dated April 16, 2002 for the years ended December 31, 2001 and December 31, 2000

(i) Consolidated Balance Sheets

as at December 31, 2001, and December 31, 2000

(ii) Consolidated Statements of Operations and Deficit

for the years ended December 31, 2001 and December 31, 2000

(iv) Consolidated Statements of Cash Flows

for the years ended December 31, 2001 and December 31, 2000

(v) Notes to the Consolidated Financial Statements

ITEM 18 FINANCIAL STATEMENTS

None.

ITEM 19 EXHIBITS

(a) Financial Statements

		Page(s)

(i)	Report of Independent Chartered Accountants dated April 16, 2002 for the year ended December 31, 2001.	34

(ii)	Consolidated Balance Sheets as at December 31, 2001 and December 31, 2000.	35

(iii)	Consolidated Statements of Operations and Deficit for the years ended December 31, 2001 and December 31, 2000.	36

(iv)	Consolidated Statements of Cash Flows for the years ended December 31, 2001 and December 31, 2000.	37

(vi)	Notes to the Consolidated Financial Statements.	38 47

(b) Exhibits

Page(s)

1.1*	Certificate of Amalgamation dated November 14, 1985 and Amalgamation Agreement dated April 24, 1985 between Cyrano Resources Inc. and Cornucopia Resources Ltd.

1.2*	Memorandum of the Registrant, as amended June 24, 1986 and June 25, 1987.

1.3*	Articles of the Registrant, as amended June 24, 1986.

1.4*	Article 25.1 of the Registrant.

1.5*	Specimen Certificate for Common Shares without par value.

* Incorporated herein by reference to the corresponding exhibit filed with the Registrant's original Form 10 dated April 29, 1988 for Cornucopia Resources Ltd.

1.6	Certificate of Change of Name, British Columbia Company Act. Incorporated herein by reference to Exhibit 1.6 of the Registrant's Annual Information Form for the year ended December 31, 1999.

2.0	Not applicable.

3.0	Not applicable.

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

4.3

Form of Warrant, Common Shares Purchase Warrant made as of July 20, 1999 between the Registrant and Glencoe Management Ltd. Incorporated herein by reference to Exhibit 4.5 of the Registrant's Annual Report for the year ended December 31, 1999.

4.4

Revised Management Agreement dated July 1, 1999, between the Registrant and Glencoe Management Ltd. Incorporated herein by reference to Exhibit 4.6 of the Registrant's Annual Report for the year ended December 31, 1999.

4.5

Employment Agreement dated March 14, 2000, between the Registrant and Barry F. Duggan. Incorporated herein by reference to Exhibit 4.7 of the Registrant's Annual Report for the year ended December 31, 2000.

4.6	Asset Sale Agreement dated September 20, 2001 between the Registrant and Nikolas Capital Corporation.	48

4.7	Subscription Agreement dated February 1, 2002 with Vista Gold Corp.	59

4.8	Restated Arrangement Agreement dated April 5, 2002 with Peruvian Gold Limited, Glenex Industries Inc. and Bradstone Equity Partners, Inc.	68

5.0	Not applicable.

6.0	Not applicable.

7.0	Not applicable.

8.1	Subsidiaries of the Registrant. The subsidiary companies of the Registrant are described in Item 4 "Information on the Company, Organizational Structure".	14

9.0	Not applicable.

10.1	Consent of DeVisser Gray dated June 25, 2002.	124

10.2	Consent of KPMG LLP dated June 26, 2001 incorporated herein by reference to Exhibit 10.2 of the Registrant's Annual Report for the year ended December 31, 2000.

(c) Reports on Form 6-K

During 2001, and up to June 25, 2002, the Registrant has filed reports on Form 6-K on the following dates:

Date	Summary

June 6, 2001	Material Change - News Release announcing that the Registrant is seeking a buyer for its Internet subsidiary.

June 25, 2001	Interim financial statements and supplementary information for first quarter 2001.

August 29, 2001	Interim financial statements and supplementary information for second quarter 2001.

November 19, 2001	Material Change News Release announcing that the Registrant has completed sale of its Internet business.

November 29, 2001	Interim financial statements and supplementary information for third quarter 2001.

December 6, 2001	Notice of Change of Auditor.

January 30, 2002

Material Change  News Release announcing that the Registrant has agreed to subscribe for 20 million units of Vista Gold Corp. and that United States Fidelity & Guarantee Company has initiated a lawsuit against the Registrant and others.

April 11, 2002

Material Change - News Release announcing that the Registrant has entered into an Arrangement Agreement dated April 5, 2002 with Bradstone Equity Partners, Inc., Peruvian Gold Limited and Glenex Industries Inc.

May 2, 2002

News Release announcing that the shareholders of Vista Gold Corp approved the issuance of 20 million share purchase warrants to the Registrant in connection with the private placement of 20 million units and that the lawsuit initiated by United States Fidelity & Guarantee Company has been dismissed.

June 18, 2002	Proxy solicitation materials in respect of the Registrant's annual and extraordinary general meeting of shareholders on June 25, 2002.

June 20, 2002	Interim financial statements for first quarter 2002.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Annual Report and has fully caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

STOCKSCAPE.COM TECHNOLOGIES INC.

Date:	June 26, 2002	/s/	"Andrew F. B. Milligan"
Andrew F. B. Milligan
President & Chief Executive Officer

STOCKSCAPE.COM TECHNOLOGIES INC.

Consolidated Financial Statements

December 31, 2001

and

December 31, 2000

D E V I S S E R G R A Y

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street

Vancouver, BC Canada

V6C 1L6

Tel: (604) 687-5447

Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of Stockscape.com Technologies Inc.

We have audited the consolidated balance sheet of Stockscape.com Technologies Inc. as at December 31, 2001 and the consolidated statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and the results of its operations and cash flows for the year then ended in accordance with generally accepted accounting principles in Canada. As required by the Company Act (British Columbia) we report that, in our opinion, these principles have been applied on a consistent basis.

The financial statements for the year ended December 31, 2000 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated April 20, 2001.

/s/ "De Visser Gray"

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

April 16, 2002

STOCKSCAPE.COM TECHNOLOGIES INC.

Consolidated Balance Sheets

As at December 31,

(Expressed in Canadian Dollars)

	2001	2000
	$	$
A S S E T S

Current
Cash and cash equivalents	2,731,403	4,908,522
Marketable securities (note 3)	283,389	312,981
Accounts receivable	16,535	160,526
Prepaid expenses and deposits	285	213,145
	3,031,612	5,595,174

Long-term investments (note 3)	1,826,877	2,018,750
Fixed assets (note 4)	-	606,298
Resource property (note 5)	-	1
Intangible assets (note 4)	-	8,362
	4,858,489	8,228,585

L I A B I L I T I E S

Current
Accounts payable and accrued liabilities	85,138	352,321
Unearned revenue	-	114,244
	85,138	466,565

S H A R E H O L D E R S ' E Q U I T Y

Share capital (note 6)	12,016,932	12,016,932
Deficit	(7,243,581)	(4,254,912)
	4,773,351	7,762,020
	4,858,489	8,228,585

Approved by the Board of Directors

"Andrew F. B. Milligan"	"John J. Brown"
Andrew F. B. Milligan	John J. Brown
Director	Director

See notes to consolidated financial statements

STOCKSCAPE.COM TECHNOLOGIES INC.

Consolidated Statements of Operations and Deficit

For the Years Ended December 31

(Expressed in Canadian Dollars)

	2001	2000
Revenue
Interest	131,758	297,775
Gain on sale of fixed assets	8,084	-
	139,842	297,775

General and administrative expenses
Audit and legal fees	135,773	125,207
Annual report and AGM costs	252	173,613
Foreign exchange loss (gain)	(34,874)	7,676
Investor and shareholder relations	27,284	225,735
Listing and transfer fees	11,615	23,942
Management and administration fees	162,098	124,700
Office and miscellaneous	76,403	128,092
Salaries, wages and benefits	19,845	26,210
Travel	31,828	55,845
Loss on disposal of resource property	21,295	-
Write down of marketable securities and long-term investments	31,229	298,415
Loss (gain) on sale of marketable securities	50,055	(411,925)
	532,803	777,510

Loss from continuing operations	(392,961)	(479,735)
Loss from discontinued operations	(2,595,708)	(1,980,558)

Loss for the year	(2,988,669)	(2,460,293)
Deficit, beginning of year	(4,254,912)	(1,794,619)
Deficit, end of year	(7,243,581)	(4,254,912)

LOSS PER SHARE
Loss from continuing operations	(0.01)	(0.02)
Net loss	(0.11)	(0.09)

See notes to consolidated financial statements

STOCKSCAPE.COM TECHNOLOGIES INC.

Consolidated Statements of Cash Flows

For the Years ended December 31

(Expressed in Canadian Dollars)

	2001 $	2000 $
Cash provided by (used for)

Operations
Net loss for the year	(2,988,669)	(2,460,293)
Items not involving cash
Depreciation	122,007	225,278
Loss on disposal of resource property	21,295	-
Loss (Gain) on sale of marketable securities	50,055	(411,925)
Loss on disposal of discontinued operations	583,164	-
Write-down of marketable securities	31,229	298,415
Changes in non-cash working capital items (note 13)	(109,945)	(140,761)
	(2,290,864)	(2,489,286)
Investing
Proceeds on sale of marketable securities	144,328	864,284
Proceeds on sale of resource property	127,792	-
Resource property reclamation costs	(149,087)	-
Purchase of capital assets	(9,288)	(479,372)
Purchase of intangible assets	-	(824)
	113,745	384,088
Financing
Proceeds on exercise of options	-	218,750

Decrease in cash and cash equivalents	(2,177,119)	(1,886,448)
Cash and cash equivalents, beginning of year	4,908,522	6,794,970
Cash and cash equivalents, end of year	2,731,403	4,908,522

Supplemental cash flow information
Interest paid	8,448	-
Taxes paid	-	-

See notes to consolidated financial statements

STOCKSCAPE.COM TECHNOLOGIES INC.

For the Years Ended December 31, 2001 and 2000

(Expressed in Canadian Dollars unless otherwise stated)

1. NATURE OF OPERATIONS

During 1999, the Company, formerly called Cornucopia Resources Ltd., completed a reorganization and change of principal activity from that of exploration of mineral properties to that of providing investment information and services through an internet provider. The Company sold its sole remaining active resource property in March 1999. On July 9, 1999, the Company acquired Stockscape.com Technologies (Canada) Ltd., ("Stockscape Canada"), a privately-held internet research company which maintained an internet portal for investors at www.stockscape.com, and on that date changed its name from Cornucopia Resources Ltd. to Stockscape.com Technologies Inc. In July 2001, the Company sold its internet operations, which had been unprofitable, and reduced its operating expenses to maintain its cash balances.

Refer to notes 15 and 16.

2. SIGNIFICANT ACCOUNTING PRINCIPLES

(c) Basis of Presentation and Consolidation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Significant differences from those in the United States of America are disclosed in Note 9.

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany balances and transactions have been eliminated.

(d) Revenue Recognition

(i) Revenues from services provided, including web-site creation and maintenance, digital dispatches,

and newsletter subscriptions were recognized when the services were provided.

(ii) Revenues from investor awareness programs were recognized when the services were provided.

(iii) Unearned revenue which arose from cash received in advance of services provided was deferred and recorded as revenue when the services were provided.

(e) Income taxes

The Company accounts for income taxes under the asset and liability method. Under this method of tax allocation, future income tax assets and liabilities are determined based on temporary differences between the financial statement carrying values and their respective income tax bases, and loss carryforwards. Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change in taxes is enacted or substantively enacted. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized. Such an allowance applies fully to all potential income tax assets of the Company.

(f) Cash Equivalents

Cash equivalents consist of highly liquid investments that are readily convertible to known amounts of cash and have maturity dates of three months or less from the date of purchase.

(g) Short-term investments

Short-term investments consist of highly liquid investments that have maturity dates greater than three months but less than one year from the date of purchase. Short-term investments are recorded at cost, which does not materially differ from fair value.

STOCKSCAPE.COM TECHNOLOGIES INC.

For the Years Ended December 31, 2001 and 2000

(Expressed in Canadian Dollars unless otherwise stated)

2. SIGNIFICANT ACCOUNTING PRINCIPLES, (Continued)

(h) Investments

The Company's investments, which include items classified on the consolidated balance sheet as marketable securities and long term investments, represent common shares of publicly listed companies and are carried at the lower of cost or market. Investments in common shares which are subject to trading restrictions for the next year are classified as long-term investments.

(i) Translation of Foreign Currencies

The Company's functional and reporting currency is the Canadian Dollar. The Company's United States operations conducted during the year were considered to be integrated operations for purposes of foreign currency translation. Amounts stated in United States dollars were translated into Canadian dollars as follows: monetary assets and liabilities were translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities were translated at the rate in effect on the date of the transaction. Revenues and expenses were translated at average rates during the reporting period. Gains and losses arising from the conversion of foreign currency transactions were reported in income when they occurred.

(j) Fixed and Intangible Assets

Capital and other fixed assets are stated at cost less accumulated depreciation.

(i) The following fixed assets are depreciated on a declining balance basis at the following rates:

Computer Equipment	30%
Office Equipment and Furniture	20%

(ii) Computer software is depreciated on a straight-line basis over twelve months.

(iii) Leasehold improvements are depreciated on a straight-line basis over their three year lease term.

(iv) Trademarks and other organization costs were depreciated on a straight-line basis over five years.

(v) Development and maintenance costs of the corporate web-site are expensed as incurred.

(k) Share Capital

The Company records proceeds from the issuance of common shares net of share issue costs. Shares issued for other than cash consideration are valued at the quoted price of the Company's shares on the stock exchange on the date the agreement to issue the shares was reached.

The Company has a stock-based compensation plan which is described in Note 6(a). No compensation expense is recognized for this plan when stock or stock options are issued to directors or employees. Any consideration paid by directors or employees on exercise of stock options or purchase of stock is credited to share capital.

(l) Financial Instruments

The carrying value of cash, short-term investments, marketable securities, accounts receivable, long-term investments and accounts payable and accrued liabilities approximate their fair values due to their short-term nature. The fair value of long term investments is disclosed in Note 3.

(m) Use of estimates

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

STOCKSCAPE.COM TECHNOLOGIES INC.

For the Years Ended December 31, 2001 and 2000

(Expressed in Canadian Dollars unless otherwise stated)

2. SIGNIFICANT ACCOUNTING PRINCIPLES, (Continued)

(n) Loss Per Share

The loss per share is calculated using the weighted average number of common shares outstanding of 26,357,183 (2000 - 26,255,100). Fully diluted loss per share is not presented, as the effect on basic loss per share would be anti-dilutive.

(o) Comparative Figures

Certain of the prior year's comparative figures have been reclassified to conform to the presentation adopted for the current year.

3. LONG-TERM INVESTMENTS

At December 31, 2001, the Company owned 2,200,000 shares of Great Basin Gold Ltd. (Great Basin) valued at $2,106,020 of which 300,000 shares valued at $279,143 are classified as marketable securities as they have no resale restrictions attached to them. At December 31, 2000, the Company owned 2,425,000 shares of Great Basin valued at $2,331,631 of which $312,881 were classified as marketable securities.

During the 2001 year, the Company sold 225,000 Great Basin shares (325,000 shares sold in 2000) and also recognized an impairment in value of the remaining shares during 2001 of $31,299 and an impairment during 2000 of $298,415.

The material continuing restrictions on the rights attached to these shares are as follows:

(i) The Company is entitled to sell up to 25,000 of the Great Basin shares in any 30 calendar day period or to carry over any or all of that number of shares to the next 30 calendar day period and thereafter for up to four such periods, so that, in effect the Company may sell up to 100,000 Great Basin shares during the last 30 days of a 120 calendar day period.

(ii) Notwithstanding the above, the Company is entitled to sell up to 100,000 Great Basin shares in any 30 calendar day period provided that it first gives to Great Basin the right to cause such shares to be acquired by a person designated by Great Basin at a price at least equal to the five day average closing price of Great Basin's shares on the five trading days before it received such notice, less a 10% discount. If Great Basin does not exercise that right, the Company is free to sell up to 100,000 Great Basin shares by private sale or on the market for a period of 45 days.

(iii) Under the terms of the agreement, Great Basin has an assignable right to purchase Great Basin shares in excess of 2,000,000 shares (fully-diluted) held from time to time by the Company at a price based on the 5 day average closing price of Great Basin's shares, plus 10%, subject to a minimum price of $1.00 per share. The agreement provides for adjustments to the price in the event that the five day average closing price post-sale is more than a specified percentage of the price paid.

(iv) The Company has agreed to a voting trust in favour of Great Basin management for a period of two years and has been given representation on the board of directors of Great Basin.

(v) The Company has an option to participate in future financings of Great Basin in order to maintain its equity interest.

STOCKSCAPE.COM TECHNOLOGIES INC.

For the Years Ended December 31, 2001 and 2000

(Expressed in Canadian Dollars unless otherwise stated)

4. FIXED AND INTANGIBLE ASSETS

The Company's fixed and intangible assets were disposed of during the year as discontinued operations. See note 7.
Fixed assets	Cost $	Accumulated Depreciation $	Value on Disposal (Note 7) $	Net Book Value $

				December 31,
				2001	2000
Computer equipment	751,171	(293,485)	457,686	-	529,385
Computer software	103,695	(99,580)	4,115	-	8,231
Office equipment	45,998	(11,420)	34,578	-	37,319
Leasehold improvements	52,863	(52,863)	-	-	31,363
	953,727	(457,348)	496,379	-	606,298

Intangible assets	Cost $	Accumulated Depreciation $	Value on Disposal $	Net Book Value $

				December 31,
				2001	2000
Trademarks	16,016	(10,455)	5,561	-	7,357
Organization costs	1,257	(1,257)	-	-	1,005
	17,273	(11,712)	5,561	-	8,362

5. RESOURCE PROPERTY

During the year ended December 31, 2001, the Company sold its interest in the Yakobi Island property located in Southeastern Alaska for proceeds of U.S. $82,500. The Company received confirmation from the Alaska Forest Service on December 12, 2000, that no additional reclamation work is required on these claims. After all reclamation expenses, the Company incurred a loss on the sale of the Yakobi property of $21,295 (US$13,747).

6. SHARE CAPITAL

Authorized

200,000,000 Common Shares without par value

100,000,000 Preferred Shares without par value, with rights to be determined upon issue

Issued and Outstanding

Balance as at December 31, 1999	25,919,683	11,798,182

Issued for cash on exercise of Stock Options	437,500	218,750
Balance as at December 31, 2000 and 2001	26,357,183	$ 12,016,932

(a) Stock Options

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

STOCKSCAPE.COM TECHNOLOGIES INC.

For the Years Ended December 31, 2001 and 2000

(Expressed in Canadian Dollars unless otherwise stated)

6. SHARE CAPITAL, (Continued)
	Number of Shares	Weighted-Average Exercise Price $

Outstanding at December 31, 1999	1,022,500	0.56
Granted during the year	1,315,000	0.75
Expired/ Cancelled during the year	(125,000)	0.75
Exercised	(437,500)	0.50
Outstanding at December 31, 2000	1,775,000	0.69
Expired/ Cancelled during the year	(632,500)	0.78

Outstanding at December 31, 2001	1,142,500	0.68

Exercise Price $	Number Outstanding at December 31, 2001	Remaining Contractual Life	Number Exercisable at December 31, 2001

0.50 USD	50,000	0.67 years	50,000
0.50 USD	187,500	1.0 years	187,500
0.50 CDN	425,000	2.5 years	425,000
0.50 USD	480,000	3.0 years	480,000
	1,142,500		1,142,500

Exercise Price $	Number Outstanding at December 31, 2000	Remaining Contractual Life	Number Exercisable at December 31, 2000

0.50 CDN	450,000	3.5 years	450,000
0.50 USD	1,325,000	4.0 years	866,250
	1,775,000		1,316,250

(b) Share Purchase Warrants

Share purchase warrants are outstanding at December 31, 2001, exercisable at dates prior to June 30, 2002 or 2007 to acquire 400,000 shares at $0.50 per share.

(c) Escrowed Shares

The Company had issued 10,000,000 common shares for the acquisition of Stockscape.com Technologies (Canada) Ltd. that had been placed in escrow and which have been released from trading restrictions effective September 12, 2001.

STOCKSCAPE.COM TECHNOLOGIES INC.

For the Years Ended December 31, 2001 and 2000

(Expressed in Canadian Dollars unless otherwise stated)

7. DISCONTINUED OPERATIONS

During 2001, the Company disposed of its internet and investment information business by selling all remaining assets for the assumption by the purchaser of the Company's lease liabilities of its operating subsidiary Stockscape.com Technologies (Canada) Ltd. The sale was finalized on September 20, 2001 with an effective date of June 29, 2001. The Company recorded a loss on disposal of the discontinued operations of $2,595,708, of which $583,164 is the loss realized on the sale of the assets.

Details of the sale are as follows:

$
Accounts receivable	(134,732)
Intangible assets	(5,561)
Capital assets	(496,379)
Accounts payable	(35,248)
Unearned Revenue	35,248
Lease liability	53,508
Loss on sale	(583,164)

Revenues of discontinued operations are as follows:

	For the year ended December 31,
	2001 $	2000 $

Investor on-line services	1,603,388	1,998,917
Web-site sales and services	280,679	554,633
Interest revenue	13,272	5,146
	1,897,339	2,558,696

8. SEGMENTED INFORMATION

The Company had operated in a single industry segment of providing investment information through the internet. The Company currently has no active business. At December 31, 2001 all of the Company's material assets were held in Canada.

9. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles, ("Canadian GAAP"). A description of accounting principles that differ in certain respects from United States generally accepted accounting principles, ("US GAAP") follows:

(a) Income taxes

Under the asset and liability method of United States Statement of Financial Accounting Standard No. 109, ("SFAS 109"), future income tax assets and liabilities are measured using enacted tax rates for the future income tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases, which is comparable to the Canadian standard adopted for the year ended December 31, 2000 (Note 2(c)) except that changes in the tax rates are recognized for U.S. GAAP purposes in the year of their enactment, not their substantive enactment as under Canadian GAAP. There is no effect of adopting the provisions of SFAS 109 on the Company's financial statements as the recognition criteria for future tax assets has not been met.

STOCKSCAPE.COM TECHNOLOGIES INC.

For the Years Ended December 31, 2001 and 2000

(Expressed in Canadian Dollars unless otherwise stated)

9. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES, (Continued)

(b) Stock-Based Compensation

The Financial Accounting Standard Board in the U.S. has issued Financial Accounting Standards Board Statement No. 123, "Accounting of Stock-Based Compensation". As permitted by the statement, the Company has elected to continue measuring stock-based compensation costs for employees using the intrinsic value based method of accounting.

Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market value of the stock at measurement date of the grant over the amount an employee or director must pay to acquire the stock. As the exercise prices of options granted by the Company to employees and directors approximate their market value at the grant date, the Company has determined that the adoption of this accounting policy for U.S. GAAP purposes does not result in a Canadian/ U.S. GAAP difference in 2001.

Stock options granted to non-employees for services rendered to the Company are required to be accounted for based on the fair value of the services provided or the consideration issued. As the Company has not granted any stock options to non-employees during any of the periods presented, the Company has determined that the adoption of this accounting policy for U.S. GAAP purposes does not result in a Canadian/ U.S. GAAP difference in 2001.

(c) Investments

Under Financial Accounting Standard No. 115 "Accounting for Certain Investments in Debt and Equity Securities", ("FAS 115"), the Company's investments in securities would be classified as available-for-sale securities and carried at fair value. Unrealized holding gains and losses on available-for-sale securities are excluded from earnings under U.S. GAAP and reported as a net amount in accumulated other comprehensive income (loss), which is a separate component of shareholders' equity until realized. On realization, comprehensive income would be adjusted to reflect the reclassification of the gains or losses into income.

Under practices proscribed by the Securities and Exchange Commission, the Company cannot apply a 25% discount to the carrying value of the Great Basin equity securities received. During the year ended December 31, 2000, the Company wrote-down the carrying value of its long-term investment due to a decline in its market value according to Canadian GAAP practices (Note 3).

(d) Comprehensive Income

The Financial Accounting Standard Board in the U.S. has issued Financial Accounting Board Statement No. 130, ("FAS 130"), "Reporting Comprehensive Income". This statement establishes standards for reporting of comprehensive income and its components in financial statements. Comprehensive income includes all changes in equity during a period except those resulting from transactions and other events and circumstances from owner sources. Under FAS 130, unrealized holding gains and losses on available-for-sale securities would be included as a component of comprehensive income.

(e) New Accounting Standards

Effective the Company's fiscal year beginning after January 1, 2001, the Financial Accounting Standards Board Statement No. 133, ("FAS 133"), "Accounting for Derivative Instruments and Hedging Activity" is applicable for U.S. GAAP purposes. As at December 31, 2001, the Company does not have any derivative instruments and, therefore, the adoption of FAS 133 had not resulted in a material Canadian/ U.S. GAAP difference.

STOCKSCAPE.COM TECHNOLOGIES INC.

For the Years Ended December 31, 2001 and 2000

(Expressed in Canadian Dollars unless otherwise stated)

9. DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES, (Continued)

(f) Reconciliation

The effect of the differences between Canadian GAAP and U.S. GAAP on the statements of operations and deficit are summarized as follows:

	Year Ended December 31,
	2001 $	2000 $

Net loss under Canadian GAAP	(2,988,669)	(2,460,793)
Adjustment for stock-based compensation (Note 9(b))	-	(91,000)
Adjustment for gain on sale of marketable securities (Note 9(c))	-	(117,463)
Adjustment for write-down of marketable securities (Note 9(c))	-	(882,806)
Net loss under US GAAP	(2,988,669)	(3,552,062)
Other comprehensive income
Adjustment for unrealized holding (losses) (Note 9(c))	-	(4,125,000)

Comprehensive (loss)	(2,988,669)	(7,677,062)

Loss per share under US GAAP	(0.11)	(0.14)

10. INCOME TAXES

The Company has non-capital losses available in Canada of approximately $15.8 million, which may be carried forward and applied to reduce future taxable income. If not utilized these losses will expire during the years ended 2002 to 2008.

The Company also has net operating loss carry-forwards for United States income tax purposes of approximately U.S.$1.1 million. These available tax losses may only be applied to offset future taxable revenues from the Company's current US subsidiaries and to offset specific types of revenues.

11. RELATED PARTY TRANSACTIONS

(a) The Company paid a total of $133,190, (2000 - $131,776), to a company controlled by the President and director of the Company for consulting and management services.

(b) A Company controlled by the Corporate Secretary and a director of the Company provides reception, accounting, administrative and management services to the Company. During the year, the Company incurred charges totaling $ 121,660, (2000 - $222,047), for these services of which no amount was outstanding at year end (2000 - $10,700).

(c) The Company incurred legal fees totaling approximately $43,355, (2000 - $58,335), to a legal firm of which a director is a partner.

(d) The Company paid a total of $12,112 in the 2000 year to a company controlled by a former director for foreign news release dissemination fees and investor relations services.

STOCKSCAPE.COM TECHNOLOGIES INC.

For the Years Ended December 31, 2001 and 2000

(Expressed in Canadian Dollars unless otherwise stated)

12. COMMITMENTS

The Company transferred its capital leases to the purchaser of the assets of its discontinued operations and no longer has any future minimum payments relating to lease obligations.

13. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital items:
	Year Ended December 31,
	2001 $	2000 $

Accounts receivable	9,260	(86,645)
Prepaid expenses	212,860	(190,943)
Accounts payable and accrued liabilities	(253,069)	89,840
Unearned revenue	(78,996)	46,987
	(109,945)	(140,761)

14. LEGAL CONTINGENCY

During 2000, the Company received notice that United States Fidelity and Guaranty Company, ("USF&G"), was seeking a preliminary injunction to secure USF&G's obligations with respect to a mining reclamation bond issued on behalf of Mineral Ridge Resources Inc., ("MRRI") and for which USF&G claimed the Company has a liability. Subsequently, USF&G initialized a lawsuit against the Company and Vista Gold Corp. and their respective subsidiaries to post additional collateral of US$902,819 plus costs. An out of court settlement was reached on April 2, 2002 and steps are being taken for the lawsuit to be dismissed.

Refer to note 15.

15. SUBSEQUENT EVENTS

On February 1, 2002, the Company completed a private placement in Vista Gold Corp ("Vista") and subscribed for 20 million units of Vista at a price of $0.0513 US per unit. Each unit consists of one common share and one share purchase warrant exercisable, subject to the approval of Vista's shareholders, for one additional share of Vista at $0.075 US until February 1, 2007. The Company's investment represents ownership of 17.8% of the outstanding common shares of Vista.

As part of the agreement between the Company and Vista, a director of the Company has joined the Board of Vista and an amount of $814,087 US of the Company's subscription proceeds has been allocated by Vista to settle the outstanding lawsuit with United States Fidelity and Guaranty Company.

Refer to note 14.

STOCKSCAPE.COM TECHNOLOGIES INC.

For the Years Ended December 31, 2001 and 2000

(Expressed in Canadian Dollars unless otherwise stated)

16. AMALGAMATION

The Company entered into an arrangement agreement whereby the Company and Peruvian Gold Limited (Peruvian), Glenex Industries Inc. (Glenex) will be amalgamated and merged into Bradstone Equity Partners Inc. (Bradstone). The transaction will be completed pursuant to plan of arrangement (the "Arrangement") under the Company Act (British Columbia). Under the terms of the Arrangement, shareholders of Peruvian, Stockscape and Glenex will receive Bradstone Class A subordinate voting (one vote per share) common shares ("Bradstone Class A Shares") on the basis of: one (1) Bradstone Class A Share for every 1.7156 common shares of Peruvian, 2.2680 common shares of Glenex or 4.1387 common shares of Stockscape. Following completion of the Arrangement, Bradstone will have 24,346,752 Bradstone Class A Shares and 4,099,466 Class B Multiple Voting (five votes per share) common shares issued and outstanding.

The arrangement is subject to regulatory consent and consent of the shareholders of the Companies.

EXHIBIT 4.6

NIKOLAS CAPITAL CORP.

501L  1600 Beach Avenue

Vancouver, B.C., V6G 1Y6

September 20, 2001

DELIVERED BY HAND

Stockscape.com Technologies (Canada) Ltd.

Suite 407, Pacific Coast Building

325 Howe Street

Vancouver, BC V6C 1Z7

Attention: Andrew F. B. Milligan

Dear Mr. Milligan:

Re: Purchase of the Stockscape.com Technologies (Canada) Ltd. Business and Assets

This Agreement sets out the terms and conditions upon which Nikolas Capital Corp. (the "Purchaser") or its assignee will purchase the AStockscape.com@ domain name and the business and assets of Stockscape.com Technologies (Canada) Ltd. (the "Vendor").

1. Business Purchase

The Purchaser will purchase all right, title and interest of the Vendor to the names, business and those related assets specified in this Agreement.

2. Asset Purchase

The Purchaser will purchase all right, title and interest of the Vendor in:

(c) all furniture, fixtures, leasehold improvements, computers, servers, routers, software and other equipment and supplies currently used in the Vendor's business conducted at Suite 407, 325 Howe Street, Vancouver, British Columbia (the APremises@), as more particular set out in Schedule "A" hereto;

(d) the AStockscape.com@ domain name (including all related trademarks and intellectual property interests), all proprietary client and investor lists and their respective email addresses (the "Database"), as more particularly set out in Schedule "B" hereto;

(e) all cash, cash equivalents and deposits representing all of the Aunearned revenues@ of the Vendor as of June 1, 2001 (the "Unearned Revenues"), as more particularly set out in Schedule "C" hereto;

(f) all revenues generated by the Vendor in connection with the conduct of the AStockscape.com@ business operations as of the close of business on June 29, 2001, including the 100,000 common shares in the capital of Linux Wizardry, Inc. (the "Linux Shares") transferred and delivered to the Vendor in consideration for services rendered by the Vendor as of the close of business on June 29, 2001; and

(g) all work in progress as of the close of business on June 29, 2001 and revenues generated by the Vendor thereafter in connection with the conduct of the AStockscape.com@ business operations, including the accounts receivable as more particularly set out in Schedule "D" hereto,

(collectively, the "Assets")

in consideration for $1.00 and the assumption of those liabilities and obligations of the Vendor, set out in Schedule AE@ hereto, subject to paragraph 3.

8. Limitation on Assumption of the NA Leasing System Lease

The Purchaser will assume the rights, liabilities and obligations in relation to the equipment lease from NA Leasing System comprised of computer equipment lease #2230760, fax machine lease #2230762, computer equipment lease #2230761, computer equipment lease #CN#147 and computer equipment lease #CN3047 (the "NA Lease"), subject to the following:

(i) on the Closing Date, the Purchaser will assume the lease payments for the NA Lease for a period of 90 days following the Closing Date ("Interim Lease Payment Period"); and

(j) provided that prior to the completion of the Interim Lease Payment Period, the Purchaser will have been provided with evidence satisfactory to the Purchaser that the aggregate cost of buying out the NA Lease will not exceed $53,000, the Purchaser will then assume all of the rights, liabilities and obligations under the NA Lease.

If the buy out of the NA Lease exceeds $53,000, then upon the conclusion of the Interim Lease Payment Period, the rights, liabilities and obligations in regards to the NA Lease will revert to the Vendor and the Purchaser will have no further liabilities or obligations whatsoever in relation to the NA Lease to the Vendor, NA Leasing System or any other third party.

11. Database

The Purchaser acknowledges that the Vendor will have access and use of the Database once every two weeks for a period of one year as of the Closing Date (as defined below) at a cost of $0.02 per email addressee.

12. Linux Shares

The Vendor will, on or before the Closing Date, cause the Linux Shares to be electronically transferred to the account of the Purchaser, as the Purchaser may direct.

13. Use of the "Stockscape" Name

Prior to or on the date of the execution of this Agreement, in accordance with Industry Canada requirements, the Vendor will provide to the Purchaser consents approving the use of the "Stockscape" name by the Purchaser from each of the following companies:

(n) Stockscape Corporate Communications Canada Ltd.;

(o) Stockscape Technologies (Alberta) Ltd.;

(p) Stockscape.com Technologies Inc. ("STI"); and

(q) Stockscape.com Technologies (Canada) Ltd.

(collectively, the "Stockscape Companies")

18. Change of Name of the Stockscape Companies

On or before the Closing Date, the Vendor will:

(s) change the names of each of the Stockscape Companies, other than STI, to a name that does not include the words AStockscape@ or AStockscape.com@; and

(t) provide to the Purchaser certificates of change of name for each of the Stockscape Companies, evidencing the change of names set out in subparagraph (b).

21. Change of Name of Stockscape.com Technologies Inc.

The Vendor covenants and agrees:

(v) to use its best efforts to change the name of STI to a name that does not include the words "Stockscape" or "Stockscape.com";

(w) to propose a special resolution to the shareholders of STI at the next shareholders' meeting of STI to be held in May or June of 2002, to change the name of STI to a name that does not include the words "Stockscape" or "Stockscape.com";

(x) that the Purchaser will have the exclusive right to use the words "Stockscape" or "Stockscape.com"; and

(y) that the Vendor will not carry on business as or in the name "Stockscape" or "Stockscape.com", except in the case of STI, as may be necessary to give recognition to STI's legal name for banking, regulatory filings, administrative purposes or such other purposes as may be approved by the Purchaser.

The Purchaser acknowledges that the change of name of STI will be subject to the approval of the shareholders' of STI.

26. Employees

The Vendor acknowledges having given notice of termination to all of its employees, effective on or before June 29, 2001. The Purchaser does not and will not assume any liability for unpaid wages, severance obligations or any other statutory employee entitlements, all of which it will be indemnified for by the Vendor. It is the Purchaser=s intention to negotiate new contracts of employment with the following individuals, as of the commencement dates noted below:

Name	Titles	Commencement Date
Susan Gordon	Receptionist	August 1, 2001
Christian Stewart	Accounting Manager	August 1, 2001
Dmitri Kaploun	Programmer	August 1, 2001
Hong Wu Li	Network	August 1, 2001
Michael	Sales Assistant	July 1, 2001
Nathan Bogya	Web Designer	July 1, 2001

27. Third Party Consents

The Vendor covenants to use all reasonable efforts to procure and deliver to the Purchaser all necessary third party consents in writing required to give effect to the purchase of the AStockscape.com@ business and Assets by the Purchaser from the Vendor, including the written consent of the landlord to the assignment of the lease of the Premises to the Purchaser.

28. Use of Premises

It is contemplated that, effective June 29, 2001 until at least July 31, 2001, the Vendor will occupy the Premises jointly with the Purchaser. The Vendor will have the option to continue to occupy one or two offices in the Premises as of August 1, 2001, which offices will be designated by the Purchaser and rented on a month to month basis by the Vendor at a rate of $500 per office per month, provided that the Vendor will have given the Purchaser advance notice in writing to that effect, no later than July 31, 2001 and will have paid the rent due for the month of August, 2001 in accordance with this paragraph on or before the Closing Date. The Vendor will provide one month's advance notice to the Purchaser prior to the Vendor vacating any office or offices in the Premises.

29. Operating Costs

The Purchaser agrees to pay $5,000 to the Vendor as a contribution to the lease, office equipment, staffing, utilities, supplies and other overhead costs incurred by the Vendor for the month of July, 2001.

30. Closing Date

It is the parties= intention to complete the purchase and sale of the AStockscape.com@ business and Assets by the Purchaser from the Vendor within two business days of the execution hereof (the "Closing Date"), unless the parties otherwise agree.

31. Effective Date

The effective date (the "Effective Date") of this Agreement is as of the close of business on June 29, 2001.

32. Assumption of Obligations

On and after the Closing Date, the Purchaser will assume, perform and discharge all obligations arising under the liabilities:

(gg) set out in Schedule "E" (subject to paragraph 3); and

(hh) all contracts (the "Unearned Revenue Contracts") with customers regarding the Unearned Revenues set out in Schedule "D".

35. Indemnity

The Purchaser will indemnify and save the Vendor harmless from all claims, demands, suits and actions arising under any of the Unearned Revenue Contracts in respect of events after the Effective Date up to the amount of the monetary value of the respective Unearned Revenue Contract as indicated in Schedule "D". In the event of an assignment of this Agreement by the Purchaser pursuant to paragraph 22, the Purchaser's obligations to the Vendor under this indemnity will survive.

36. Liabilities Not Assumed

The Purchaser will not assume and will not be responsible for any liability of the Vendor, past, present or future not expressly set out in Schedule "E" (which is subject to paragraph 3) to this Agreement and the Vendor will indemnify and save harmless the Purchaser from and against any such liability.

37. Vendor's Authority to Sell

The execution and delivery of this Agreement and the completion of the transaction contemplated by this Agreement by the Vendor has been duly and validly authorized by all necessary corporate action on the part of the Vendor, and this Agreement constitutes a legal, valid and binding obligation of the Vendor enforceable against it in accordance with its terms and conditions, except as limited by laws of general application affecting the rights of creditors.

38. Costs

Each party is responsible for its own legal and other costs related to this transaction.

39. Further Assurances

The parties will execute and deliver all other appropriate supplemental agreements and other instruments, and take any other action necessary, to give full effect to this Agreement, and to make this Agreement legally effective, binding, and enforceable as between them, and as against third parties.

40. Binding Agreement

This Agreement will bind and benefit each of the parties, including their respective successors and permitted assigns.

41. Assignment

Neither party may assign this Agreement without the prior written consent of the other party, save and except for the assignment by the Purchaser of its rights hereunder to its subsidiary or affiliate (the "Purchaser's Assignee"), provided that the Purchaser will have given written notice thereof to the Vendor and confirmed that the Purchaser's Assignee has assumed all of the Purchaser's liabilities and obligations under this agreement and provided that the obligations of the Purchaser hereunder will survive such assignment.

42. Time

Time will be of the essence.

43. Entire Agreement

This Agreement and all of the Schedules attached hereto constitute the entire agreement between the parties and there are no representations or warranties, express or implied, statutory or otherwise and no agreements collateral to this Agreement other than as expressly set out or referred to in this Agreement.

44. Severability

If any term of this Agreement is determined to be invalid or unenforceable, in whole or in part, such invalidity or unenforceability will attach only to such term or part term, and the remaining part of the term and all other terms of this Agreement will continue in full force and effect. The parties will negotiate in good faith to agree to a substitute term that will be as close as possible to the intention of any invalid or unenforceable term while being valid and enforceable.

45. Governing Law and Jurisdiction

This Agreement will be governed by and construed in accordance with the laws of British Columbia and the laws of Canada applicable therein. Each of the parties hereby attorns to the jurisdiction of the courts of British Columbia for the purposes of this Agreement.

46. Counterparts

This Agreement may be signed by facsimile or original and executed in any number of counterparts, and each executed counterpart will be considered to be an original. All executed counterparts taken together will constitute one agreement.

Yours truly,

NIKOLAS CAPITAL CORP.

By:

________________________

Vlado Zanic

Please confirm your acceptance of the terms and conditions contained in this Agreement by signing and returning the enclosed copy of this Agreement.

STOCKSCAPE.COM TECHNOLOGIES (CANADA) LTD.

By:

________________________

Andrew F. B. Milligan

SCHEDULE AA@

EQUIPMENT

Schedule "B"

INTELLECTUAL PROPERTY

! STOCKSCAPE.NET (registered domain name);

! Canadian trade-mark registration #TMA496924 for STOCKSCAPE;

! US trade-mark registration #2293235, #2284441 and #2220131 for STOCKSCAPE;

! STOCKSCAPE logo (unregistered trade-mark);

! All of the Vendor's interest in other registered domain names and registered or unregistered trade-marks (including logos and slogans) throughout the world that are similar to or incorporate the word Astockscape@;

! All goods, supplies and merchandise owned by the Vendor and bearing the Stockcape name, logo or mark; and

! All rights, title, interest, and goodwill of the Vendor in the foregoing and associated thereto, including all trade-mark, copyright, patent, trade secret and other confidential information.

Schedule "C"

UNEARNED REVENUES

*Plus $11,000 from Coral Gold Corporation.

Schedule "D"

ACCOUNTS RECEIVABLE AS OF CLOSE OF BUSINESS JUNE 29, 2001

Schedule "E"

ASSUMPTION OF VENDOR'S LIABILITIES BY THE PURCHASER

! Lease between Equitable Real Estate Investment Corporation Ltd. and Stockscape.com Technologies (Canada) Inc. (sic), dated August 16, 1999

Re: #401 and #407 Pacific Coast Building, 325 Howe Street, Vancouver, BC

! Co-location lease with IGT for internet access.

! Equipment Leases for all computers, photocopiers and other office equipment used in the Premises, including:

(a) the NA Leasing System equipment lease comprised of computer equipment lease #2230760, fax machine lease #2230762, computer equipment lease #2230761, computer equipment lease #CN#147 and computer equipment lease #CN3047 (the assumption of which is subject to paragraph 3 of the Agreement); and

(b) the Integra Leasing Corporation equipment lease comprised of: Lease #554150, Lease #2037243 and Lease #2038302.

EXHIBIT 4.7

VISTA GOLD CORP.

SUBSCRIPTION AGREEMENT

(Securities Act Section 74(2)(4))

To properly complete this Agreement, you must:

1. Complete this page.

2. Execute page 5 of this Agreement.

3. If a corporation, complete and sign Form 4D1 (attached as Schedule "A").

4. Complete and sign The Toronto Stock Exchange Questionnaire and Undertaking (attached as Schedule "B").

Issuer: VISTA GOLD CORP. Number of Units Purchased:

Issue: Private Placement of 20,000,000 units (the "Units", each Unit consisting of one (1) common share (the "Shares") and one (1) share purchase warrant (the "Warrants") with one (1) Warrant exercisable, subject to shareholder approval prior to exercise, for one (1) additional common share (the "Warrant Shares") at U.S.$0.075 for a period of five years from the closing of the Private Placement

Price: U.S.$0.0513 per Unit:	U.S.$1,026,000 Total Purchase Price

Name and Address of Purchaser:
Name: Stockscape.com Technologies Inc.	Address:	#300 570 Granville Street (Street Address)
Vancouver, British Columbia, Canada, V6C 3P1 (City, State and Zip Code)

Registration Instructions:

The name and address of the person in whose name the Purchaser's Securities are to be registered, if other than as set forth above, are as follows (or, if additional space is needed, are set forth in an attachment hereto):
Name:	Address:	(Street Address)
(City, State and Zip Code)

Delivery Instructions:

The name and address of the person to whom the certificates representing the Purchaser's Securities are to be delivered, if other than as set forth above, is as follows:
Name:	Address:	(Street Address)
(City, State and Zip Code)

Number and type of securities of Vista Gold Corp. presently held directly and indirectly:
Type of Security	Number
Shares	Nil
Convertible Security	Nil

THIS SUBSCRIPTION AGREEMENT is made and dated for reference the 1st day of February, 2002.

BETWEEN:

Vista Gold Corp., of
7961 Shaffer Parkway, Suite 5,
Littleton, Colorado, U.S.A., 80127

(the "Issuer")

OF THE FIRST PART

AND:

Stockscape.com Technologies Inc., of
#300  570 Granville Street,
Vancouver, British Columbia, V6C 3P1

(the "Subscriber")

OF THE SECOND PART

WHEREAS:

A. The Subscriber wishes to subscribe for securities of the Issuer (the "Securities"), particularly described on the Cover Page hereof, upon and subject to the terms and conditions herein;

B. The Issuer has agreed to issue such Securities to the Subscriber, upon and subject to such terms and conditions.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and covenants hereinafter set forth, the parties hereto agree as follows:

  REPRESENTATIONS AND WARRANTIES OF THE ISSUER

The Issuer hereby warrants and represents to the Subscriber that it is a "qualifying issuer" as that term is defined in Canadian Multilateral Instrument 45-102.

  SUBSCRIPTION

The Subscriber hereby subscribes for the number of Units and hereby tenders payment to the Issuer in the amount set opposite its name on the Cover Page hereof at a price of U.S.$0.0513 per Unit solely as consideration for the Units being purchased hereunder by the Subscriber. The Subscriber will pay the subscription price in full to the Issuer at the time of execution of this Agreement.

  COVENANTS

The Issuer hereby covenants with the Subscriber that it will issue and deliver certificates representing the Shares and Warrants comprised in the Units to the Subscriber forthwith after acceptance of the subscription herein by the Issuer and the Issuer obtaining all required regulatory approvals (the "Closing").

  REPRESENTATIONS, WARRANTIES AND ACKNOWLEDGMENTS

OF THE SUBSCRIBER

The Subscriber hereby warrants, represents and acknowledges to the Issuer that:

(a) the Units are being acquired by the Subscriber as principal on its own behalf for investment purposes only and not with a view to resale or distribution;

(b) the Units will be distributed under an exemption from registration and prospectus requirements under the Securities Act (British Columbia) (the "B.C. Securities Act") and the rules thereunder (the "B.C. Rules") and warrants and represents the Subscriber is not acquiring the Units as a result of any information about the material affairs of the Issuer that is not generally known to the public;

(c) the Subscriber is a resident of the Province of British Columbia, and that the aggregate acquisition cost for the Units purchased is not less than CDN$97,000;

(d) none of the Securities to be issued and delivered to the Subscriber hereunder have been registered under the United States Securities Act of 1933 ("the U.S. Act"), as amended, and accordingly the Securities are subject to restrictions on transferability and resale and may not be offered, sold, gifted, pledged, hypothecated, transferred, assigned or otherwise disposed of in the United States or to a U.S. Person (as defined in Regulation S made under the U.S. Act) unless registered under the U.S. Act or pursuant to an exemption from the registration requirements of said U.S. Act. Certificates representing the Shares, the Warrants and any Warrant Shares shall bear the following legend under the U.S. Act, which legend shall remain on the said certificates until compliance with the terms thereof:

"The securities evidenced by this certificate have not been registered under the United States Securities Act of 1933, as amended, or any applicable state securities law. No interest therein may be sold, distributed, assigned, offered, pledged or otherwise transferred or disposed of without (a) an effective registration statement under such Act and applicable United States state securities laws covering any such transaction or (b) receipt by the corporation of an acceptable legal opinion stating that such transaction is exempt from registration, or (c) the corporation otherwise satisfying itself that such transaction is exempt from registration. Neither the offering of such securities nor any related materials have been reviewed or approved by any U.S. federal or state regulatory authority. Any representation to the contrary is a criminal offense";

(e) the Subscriber is an "accredited investor" as defined in Rule 501 of Regulation D of the U.S. Act;

(f) the Subscriber is an investor experienced in the purchase and sale of securities pursuant to private placements, understands the substantial risks involved in the investment and is able to hold the investment for an indefinite period of time;

(g) the Subscriber undertakes to hold the securities acquired for a period of not less than 4 months from the Closing unless disposed of pursuant to an exemption available under the B.C. Securities Act, the B.C. Rules thereto or pursuant to a ruling of the Executive Director for British Columbia and, prior to disposition, approval of the disposition is received from The Toronto Stock Exchange;

(h) the Subscriber further acknowledges that the first trade in British Columbia or Ontario in the Securities acquired by the Subscriber may be made in accordance with the following rules:

(i) the Issuer is and has been a reporting issuer in either Alberta, British Columbia, Manitoba, Nova Scotia, Ontario, Quebec or Saskatchewan for the four months immediately preceding the trade;

(ii) at least four months have elapsed from the distribution date of the Securities;

(iii) the certificates representing the Securities were issued carrying the legend as required in Multilateral Instrument 45-102;

(iv) the trade is not a "control distribution" within the meaning of Multilateral Instrument 45-102;

(v) no unusual effort is made to prepare the market or to create a demand for the Securities;

(vi) no extraordinary commission or other consideration is paid in respect of the trade; and

(vii) if the Subscriber is an insider of the Issuer, the Subscriber has no reasonable grounds to believe that the Issuer is in default of securities laws; and

(i) the Subscriber agrees to sell, assign or transfer the Units only in accordance with the requirements of applicable securities laws;

(j) the Subscriber is aware that a finder's fee will be paid to Global Resource Investments Ltd. ("Global") upon the closing of the sale of the Units; and

(k) the Subscriber is aware that Global will not be conducting any due diligence on the Issuer with respect to the issuance of the Units, and it is making the investment based solely on its own knowledge of the Issuer.

12. WARRANTIES

The Subscriber acknowledges that no information, representation or warranty concerning the Issuer has been provided to the Subscriber by the Issuer other than those contained in this Agreement and that the Subscriber is relying entirely upon this Agreement.

13. NOTICE

Any notice under this Agreement shall be given in writing and either delivered or mailed by prepaid post to the party to receive such notice at the address given for such party in this Agreement, or at such other address as either party may hereinafter designate by notice in writing. If such notice is delivered it shall be deemed to have been given at the time of delivery or if such notice is sent by mail, it shall be deemed to have been received forty-eight (48) hours following the date of mailing thereof.

14. NO OFFERING MEMORANDUM

The Subscriber acknowledges that it will not receive a copy of an Offering Memorandum in connection with this Subscription.

15. DELIVERIES ON EXECUTION

On execution of this Agreement the Issuer shall deliver to the Subscriber a copy of this Agreement and the Subscriber shall deliver to the Issuer a bank draft, certified cheque or cash in an amount equal to the subscription amount.

16. FURTHER ASSURANCES

The parties hereby agree to do all such further things and to execute and deliver all such further deeds, instruments, returns, forms and other documents as may be reasonably required to give effect to this Agreement.

17. ASSIGNMENT

The Agreement and the parties' respective rights, obligations, and interests herein are not assignable by either party without the written consent of the other, which consent may arbitrarily be withheld.

18. ENUREMENT

This Agreement shall enure to the benefit and be binding upon the parties and their respective heirs, executors and permitted assigns.

19. APPROVALS

The parties agree that this Agreement shall be subject to all required regulatory approvals, including (but not limited to) the approval of The Toronto Stock Exchange and that the exercise of the Warrants shall be subject to shareholder approval as required by The Toronto Stock Exchange.

20. USE OF PROCEEDS

The Issuer covenants and agrees that not less than U.S.$814,087 of the subscription proceeds will be paid by the Issuer to United States Fidelity and Guaranty Company ("USF&G") in settlement of the action commenced by USF&G against the Issuer and others (including the Subscriber herein), in accordance with terms of settlement to be agreed upon by the Issuer and the Subscriber; and the balance of the subscription proceeds may be used by the Issuer for working capital. Prior to the Closing, the Issuer shall be free to employ the subscription funds advanced pursuant to paragraph 2 for the purposes set out herein, which funds shall (pending issuance of the Units) be deemed to be a non-interest bearing loan from the Subscriber to the Issuer.

21. U.S. REGISTRATION

Notwithstanding the provisions of Section 4(d), the Issuer agrees that it will, at the Subscriber's request, use all commercially reasonable efforts to include the Subscriber's Shares and Warrant Shares in any registration statement filed by the Issuer to qualify any securities of the Issuer for sale to the public in the United States of America, during the five year period following the Closing.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

THE CORPORATE SEAL OF )
vista gold CORP. )
was hereunto affixed in the presence of: ) C/S
)
)
Ronald J. McGregor, President and )
Chief Executive Officer )

Number of Units Subscribed for : STOCKSCAPE.COM TECHNOLOGIES INC.

at a price of U.S.$0.0513 per Unit: :

:

: (Authorized Signatory)

20,000,000 : President and Chief Executive Officer

: (Official Capacity)

: Andrew F. B. Milligan

: (Name of person whose signature appears above)

: #300  570 Granville Street

: Vancouver, British Columbia, V6C 3P1

: (Address of Subscriber)

SCHEDULE "A"

FORM 4D1

CORPORATE PLACEE REGISTRATION FORM

Where subscribers to a private placement are not individuals, the following information about the placee must be provided. This Form will remain on file with the Exchange. The corporation, trust, portfolio manager or other entity (the "Placee") need only file it once, and it will be referenced for all subsequent private placements in which it participates. If any of the information provided in this Form changes, the Placee must notify the Exchange prior to participating in further placements with Exchange listed companies.

1. Name of Placee:

STOCKSCAPE.COM TECHNOLOGIES INC.

2. Address of Placee's Head Office:

#300  570 Granville Street, Vancouver, British Columbia, V6C 3P1

3. Jurisdiction of Incorporation or Creation:

British Columbia

4. If the Placee will be purchasing securities as principal, but not as a portfolio manager, please check the box and include the names and addresses of persons having a greater than 10% beneficial interest in the Placee:

A.R. Rule Investments B.C. Ltd., c/o 410 - 325 Howe Street, Vancouver, BC V6C 1Z7

5. The Subscriber acknowledges that it is bound by the provisions of applicable Securities Law, including provisions concerning the filing of insider reports and reports of acquisitions (See for example, sections 87 and 111 of the Securities Act (British Columbia) and sections 141 and 147 of the Securities Act (Alberta).

6. For Placees which are portfolio managers or trusts purchasing pursuant to an exemption from the prospectus requirements prescribed by British Columbia Securities Law and are required pursuant to the applicable exemption to be purchasing as agent for accounts that are fully managed by it, please check the box and complete the Additional Undertaking and Certification in Form 4D2.

Dated at Vancouver, British Columbia on February 1, 2002.

Stockscape.com Technologies Inc.
(Name of Purchaser - please print)

(Authorized Signature)

President and Chief Executive Officer
(Official Capacity - please print)

Andrew F.B. Milligan
(please print name of individual whose signature appears, if different from name of purchaser printed above)

THIS IS A PUBLIC DOCUMENT

SCHEDULE "B"

THE TORONTO STOCK EXCHANGE

PRIVATE PLACEMENT QUESTIONNAIRE AND UNDERTAKING

To be completed by each proposed private placement purchaser of listed securities or securities which are convertible into listed securities.

QUESTIONNAIRE

1. DESCRIPTION OF TRANSACTION

(a) Name of Issuer of the Securities Vista Gold Corp.

(b) Number and Description of Securities to be Purchased
20,000,000 Units , each consisting of one (1) common share (the "Shares") and one (1) share purchase warrant (the "Warrants") with one (1) Warrant exercisable, subject to shareholder approval prior to exercise, for one (1) additional common share (the "Warrant Shares") at U.S.$0.075 for a period of five years

(c) Purchase Price U.S.$0.0513 per Unit

2. DETAILS OF PURCHASER

(a) Name of Purchaser Stockscape.com Technologies Inc.

(b) Address #300  570 Granville Street, Vancouver, B.C., V6C 3P1

(c) Names and addresses of persons having a greater than 10% beneficial interest in the Purchaser A.R. Rule Investments B.C. Ltd., c/o 410 - 325 Howe Street, Vancouver, BC V6C 1Z7

3. RELATIONSHIP TO ISSUER

(a) Is the purchaser (or any person named in response to 2(c) above) an insider of the issuer for the purposes of the Ontario Securities Act (before giving effect to this private placement)? If so, state the capacity in which the purchaser (or person named in response to 2(c)) qualifies as an insider No

(b) If the answer to (a) is "no", are the purchaser and the issuer controlled by the same person or company? If so give details No

4. DEALINGS OF PURCHASER IN SECURITIES OF THE ISSUER

Give details of all trading by the purchaser, as principal, in the securities of the issuer (other than debt securities which are not convertible into equity securities), directly or indirectly, within the 60 days preceding the date hereof Nil

UNDERTAKING

TO: THE TORONTO STOCK EXCHANGE

The Subscriber has subscribed for and agreed to purchase, as principal, the securities described in Item 1 of this Private Placement Questionnaire and Undertaking.

The Subscriber undertakes not to sell or otherwise dispose of any of the said securities so purchased or any securities derived therefrom for a period of four months from the date of the closing of the transaction herein or for such period as is prescribed by applicable securities legislation, whichever is longer, without the prior consent of The Toronto Stock Exchange and any other regulatory body having jurisdiction.

DATED at Vancouver, British Columbia, this 1st day of February, 2002.

Stockscape.com Technologies Inc.
(Name of Purchaser - please print)

(Authorized signature)

President and Chief Executive Officer
(Official Capacity - Please Print)

Andrew F.B. Milligan
(Please print here name of individual whose signature appears above, if different from name of purchaser printed above)

EXHIBIT 4.8

Execution Copy

RESTATED ARRANGEMENT AGREEMENT

THIS AGREEMENT made as of April 5, 2002

AMONG

PERUVIAN GOLD LIMITED
a corporation existing under the laws
of the Province of British Columbia

(hereinafter referred to as "Peruvian")

OF THE FIRST PART

AND

GLENEX INDUSTRIES INC.
a corporation existing under the laws
of the Province of British Columbia

(hereinafter referred to as "Glenex")

OF THE SECOND PART

AND

STOCKSCAPE.COM TECHNOLOGIES INC.
a corporation existing under the laws
of the Province of British Columbia

(hereinafter referred to as "Stockscape")

OF THE THIRD PART

AND

BRADSTONE EQUITY PARTNERS, INC.
a corporation existing under the laws
of the Province of Alberta

(hereinafter referred to as "Bradstone")

OF THE FOURTH PART

WHEREAS:

A. Each of Peruvian, Glenex, Stockscape and Bradstone intends to propose to its shareholders an arrangement under Section 252 of the BC Act on the terms of the Plan of Arrangement annexed hereto as Exhibit I; and

B. It is proposed that Bradstone, Peruvian, Glenex and Stockscape will be amalgamated to form Amalco and the Accumulated Deficit of Amalco will be eliminated pursuant to the Plan of Arrangement as provided for herein.

NOW THEREFORE THIS AGREEMENT WITNESSETH THAT in consideration of the premises and the respective covenants and agreements herein contained, the parties hereto covenant and agree as follows:

ARTICLE ONE

Interpretation

Definitions

1.01 In this Agreement and the recitals hereto, unless something in the subject matter or context is inconsistent therewith:

(a) "Accumulated Deficit of Amalco" means the amount of the deficit of Amalco as determined in accordance with applicable Canadian generally accepted accounting principles;

(b) "Agreement" means ~~the~~ this Restated Arrangement Agreement made as of April 5, 2002 among Peruvian, Glenex, Stockscape and Bradstone, including the exhibits and appendices thereto, as the same may be supplemented or amended from time to time;

(c) "Alberta Act" means the Business Corporations Act (Alberta) S.A. 1981, c. B-15, as amended;

(d) "Amalco" means the amalgamated company resulting from the amalgamation of Bradstone, Peruvian, Glenex and Stockscape pursuant to the Arrangement;

(e) "Amalco Class A Shares" means the Class "A" Subordinate Voting Shares without par value of Amalco, which will be issuable under the Arrangement to holders of Bradstone Class A Shares, Peruvian Shares, Glenex Shares and Stockscape Shares;

(f) "Amalco Class B Shares" means the Class "B" Multiple Voting Shares without par value of Amalco, which will be issuable under the Arrangement to holders of Bradstone Class B Shares.

(g) "Amalco Shares" means collectively, the Amalco Class A Shares and the Amalco Class B Shares;

(h) "Arrangement" means an arrangement under the provisions of Section 252 of the BC Act, on the terms and conditions set forth in the Plan of Arrangement;

(i) "BC Act" means the Company Act, R.S.B.C. 1996, c. 62, as amended;

(j) "Bradstone" means Bradstone Equity Partners, Inc. a company existing under the laws of the Province of Alberta;

(k) "Bradstone Meeting" means the annual and special general meeting of holders of Bradstone Shares to be held to consider and, if thought fit, to approve the Arrangement, among other things;

(h) "Bradstone Class A Shares" means the Class A Subordinate Voting Shares without par value of Bradstone;

(i) "Bradstone Class B Shares" means the Class B Multiple Voting Shares without par value of Bradstone;

(j) "Bradstone Shares" means collectively, the Bradstone Class A Shares and the Bradstone Class B Shares;

(k) "Continuance" means the proposed continuance of Bradstone's jurisdiction of incorporation from Alberta under section 182 of the Alberta Act to the Province of British Columbia under section 36 of the BC Act.

(l) "Court" means the Supreme Court of British Columbia;

(m) "Director" means the "director" as defined in the Alberta Act;

(n) "Effective Date" means the date upon which the Final Order is accepted for filing by the Registrar under the BC Act giving effect to the Arrangement;

(o) "Final Order" means the final order of the Court approving the Arrangement;

(p) "Glenex" means Glenex Industries Inc., a company existing under the laws of the Province of British Columbia;

(q) "Glenex Meeting" means the extraordinary general meeting of holders of Glenex Shares to be held to consider and, if thought fit, to approve the Arrangement, among other things;

(r) "Glenex Shares" means the common shares without par value of Glenex;

(s) "Interim Order" means the order of the Court pursuant to the application therefor contemplated by Section 3.05 of the Agreement;

(t) "Meetings" means the Bradstone Meeting, the Glenex Meeting, the Peruvian Meeting and the Stockscape Meeting;

(u) "Peruvian" means Peruvian Gold Limited, a company existing under the laws of the Province of British Columbia;

(v) "Peruvian Meeting" means the annual and extraordinary general meeting of holders of Peruvian Shares to be held to consider and, if thought fit, to approve the Arrangement, among other things;

(w) "Peruvian Shares" means the common shares without par value of Peruvian;

(x) "Plan of Arrangement" means this plan of arrangement and any amendment or variation thereto made in accordance with Section 5.01 of the Agreement;

(y) "Registrar" means the "registrar" as defined in the BC Act;

(z) "Shareholder" or "holder of shares" means "member" as defined in the BC Act or "shareholder" as defined in the Alberta Act;

(aa) "Stockscape" means Stockscape.com Technologies Inc., a company existing under the laws of the Province of British Columbia;

(bb) "Stockscape Meeting" means the annual and extraordinary general meeting of holders of Stockscape Shares to be held to consider and, if thought fit, to approve the Arrangement, among other things; and

(cc) "Stockscape Shares" means the common shares without par value of Stockscape.

Headings

1.02 The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular Article or Section hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and Sections are to Articles and Sections of this Agreement.

Number

1.03 In this Agreement, unless something in the context is inconsistent therewith, words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa, words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations and vice versa and words importing shareholders shall include members.

Date of Any Action

1.04 If any date on which any action is required to be taken hereunder by any of the parties hereto is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

Entire Agreement

1.05 This Agreement, together with the agreements and documents herein and therein referred to, constitute the entire agreement among the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, among the parties with respect to the subject matter hereof.

ARTICLE TWO

REPRESENTATIONS AND WARRANTIES

Representations and Warranties of Bradstone

2.01 As at the date of the Information Circular and as at the Effective Date, Bradstone represents and warrants to and in favour of each of the other parties hereto as follows and acknowledges that the other parties hereto are relying upon such representations and warranties in connection with the transactions contemplated herein;

(a) each of Bradstone and its subsidiaries, if any, is a company duly organized, validly existing and in good standing with respect to all filings required under applicable law to maintain its corporate existence, has the corporate power to own or lease its property and assets and to carry on its business as now conducted by it, is duly licensed or qualified as a foreign corporation in each jurisdiction in which the character of the property and assets now owned by it or the nature of its business as now conducted by it requires it to be so licensed or qualified (save where failure to have such licence or qualification is not material) and has the corporate power to enter into this Agreement and perform its obligations hereunder;

(b) the authorized capital of Bradstone consists of an unlimited number of Class A Shares, an unlimited number of Class B Shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares without par value, of which as at the date of the Information Circular 4,109,690 Bradstone Class A Shares and 4,067,766 Bradstone Class B Shares and no First Preferred Shares or Second Preferred Shares will be issued and outstanding as fully paid and non-assessable and options to purchase 250,000 Bradstone Class A Shares at an exercise price of $1.41 per share until September 18, 2002 will be issued and outstanding;

(c) except as described in the Information Circular, no person has any agreement, option, understanding or commitment (including convertible securities, warrants or convertible obligations of any nature) for the purchase or issue of or conversion into any of the unissued shares of Bradstone or any unissued securities of Bradstone;

(d) the audited consolidated financial statements of Bradstone for the year ended December 31, 2001 contained in the Information Circular present fairly the consolidated financial position of Bradstone at the relevant dates and the results of its operations and the changes in its consolidated financial position for the periods indicated in the said statements and have been prepared in accordance with accounting principles generally accepted in Canada consistently applied including all amounts written off for prior periods as set out therein;

(e) except as disclosed in the Information Circular, there has been no material adverse change in the business or condition, financial or otherwise, of Bradstone from that shown in the financial statements referred to in paragraph (d) of this Section 2.01;

(f) the execution and delivery of this Agreement and the consummation of the Arrangement do not and will not:

(i) result in the breach or violate any term or provision of the constating documents of Bradstone; or

(ii) conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, licence, permit or authority to which Bradstone is a party or by which it is bound or to which any property of Bradstone is subject or result in the creation of any lien, charge or encumbrance upon any of the assets of Bradstone under any such agreement or instrument, or give to others any material interest or rights, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, licence, permit or authority; or

(iii) violate any provision or law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to Bradstone;

(g) the execution and delivery of this Agreement has been or by the date of the Information Circular will have been duly approved by the board of directors of Bradstone;

(h) except as disclosed in the Information Circular, there are no agreements, covenants, undertakings or other commitments of Bradstone, including partnerships or joint ventures of which it is a partner or member, under which the consummation of the Arrangement would:

(i) have the effect of imposing restrictions or obligations on Bradstone materially greater than those imposed upon Bradstone or any such partnership or joint venture at the date hereof; or

(ii) give a third party a right to terminate any material agreement to which Bradstone or any such partnership or joint venture is a party or to purchase any of their respective assets; or

(iii) impose material restrictions on the ability of Bradstone to carry on any business which it might choose to carry on within any geographical area, to acquire property or dispose of its property and assets in their entirety or to change its corporate status; or

(iv) impose material restrictions on the ability of Bradstone to pay any dividends or make other distributions to its shareholders or to borrow money and to mortgage and pledge its property as security therefor;

(i) the description of the business of Bradstone, its financial condition, assets and properties in the Information Circular will not contain any untrue statement of a material fact or omit to state any material fact necessary to make such description not misleading;

(j) Bradstone has not incurred any liability for brokerage fees, finder's fees, agent's commissions or other similar forms of compensation in connection with this Agreement or the Arrangement except as disclosed in the Information Circular;

(k) except as disclosed in the Information Circular, there are no actions, suits, proceedings or investigations commenced or threatened, or to the knowledge of Bradstone contemplated, against or affecting Bradstone or before or by any person or before any arbitrator of any kind which would prevent or hinder the consummation of the Arrangement or which involve the possibility of any judgment or liability which can reasonably be expected to have a material adverse effect on the business operations, properties, assets or condition, financial or otherwise, of Bradstone;

(l) there are no known or anticipated material liabilities of Bradstone of any kind whatsoever (including absolute, accrued or contingent liabilities) nor any commitments whether or not determined or determinable, in respect of which Bradstone is or may become liable other than the liabilities disclosed on, reflected in or provided for in the financial statements referred to in paragraph (d) of this Section 2.01 or to be reflected in the Information Circular or incurred in the ordinary course of business;

(m) except as disclosed in the Information Circular, Bradstone has no subsidiaries and does not at present own shares in and is not a party to any agreement of any nature to acquire any shares in any other corporation or entity and is not a party to any agreement to acquire or lease any other business operations;

(n) to the best of its knowledge, the corporate records and minute books of Bradstone as required to be maintained by it under the laws of its jurisdiction of incorporation are up to date and contain complete and accurate minutes of all meetings of its directors and shareholders and all resolutions consented to in writing;

(o) Bradstone owns good and marketable title to its property and assets free and clear of any and all mortgages, liens, pledges, charges, security interests, encumbrances, actions, claims or demands of any nature whatsoever or howsoever arising which would have a materially adverse effect on the property or assets of Bradstone except as disclosed in the Information Circular;

(p) to the best of its knowledge, Bradstone has duly filed on a timely basis all tax returns required to be filed by it and has paid all taxes which are due and payable, and has paid all assessments and reassessments, and all other taxes, governmental charges, penalties, interest and fines due and payable on or before the date hereof; adequate provision has been made for taxes payable for the current period for which tax returns are not yet required to be filed; there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return by, or payment of any tax, governmental charge or deficiency against Bradstone; there are no actions, suits, proceedings, investigations or claims commenced or threatened or to the knowledge of Bradstone, contemplated against Bradstone in respect of taxes, governmental charges or assessments, or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority;

(q) to the best of its knowledge, Bradstone has withheld from each payment made to all of its current and former officers, directors and employees, the amount of all taxes including, but not limited to, income tax and other deductions required to be withheld therefrom and has paid the same to the proper tax and other receiving officers within the time required under any applicable tax legislation;

(r) the common shares of Bradstone are at present listed, posted and called for trading on the TSE and on no other stock exchange;

(s) to the best of its knowledge, Bradstone is a reporting issuer in each of the provinces of Canada set out in the Information Circular, has not been the subject of a cease trade order or investigation under the securities legislation in those provinces, has not been the subject of any investigation by the TSE or any other regulatory or administrative authority or body, is current with all filings required to be made under the securities legislation in those provinces and is not aware of any deficiencies in the filing of any documents or reports with the TSE or with the securities commissions or similar authorities in each of those jurisdictions that would cause it to be placed on the defaulting reporting issuers list maintained in those jurisdictions; and

(t) none of the representations, warranties or statements of fact made in this Section contain any untrue statement of a material fact or omit to state any material fact necessary to make any such warranty or representation not misleading.

Representations and Warranties of Peruvian

2.02 As at the date of the Information Circular and as at the Effective Date, Peruvian represents and warrants to and in favour of each of the other parties hereto as follows and acknowledges that the other parties hereto are relying upon such representations and warranties in connection with the transactions contemplated herein:

(a) each of Peruvian and its subsidiaries, if any, is a company duly organized, validly existing and in good standing with respect to all filings required under applicable law to maintain its corporate existence, has the corporate power to own or lease its property and assets and to carry on its business as now conducted by it, is duly licensed or qualified as a foreign corporation in each jurisdiction in which the character of the property and assets now owned by it or the nature of its business as now conducted by it requires it to be so licensed or qualified (save where failure to have such licence or qualification is not in the aggregate material) and has the corporate power to enter into this Agreement and perform its obligations hereunder;

(b) the authorized capital of Peruvian consists of 100,000,000 Peruvian Shares, of which as at the date of the Information Circular, 16,747,466 Peruvian Shares will be issued and outstanding as fully paid and non-assessable and options to purchase 991,500 Peruvian Shares at exercise prices ranging from $0.45 to $0.70 per share with expiry dates ranging from April 14, 2002 to March 4, 2007 will be issued and outstanding;

(c) except as disclosed in the Information Circular, no person has any agreement, option, understanding or commitment (including convertible securities, warrants or convertible obligations of any nature), for the purchase or issue of or conversion into any of the unissued shares of Peruvian or any unissued securities of Peruvian;

(d) the consolidated financial statements of Peruvian contained in the Information Circular present fairly the financial position of Peruvian at the relevant dates and the results of its operations and the changes in its cash flows for the periods indicated in the said statements and have been prepared in accordance with accounting principles generally accepted in Canada;

(e) except as disclosed in the Information Circular, there has been no material adverse change in the business or condition, financial or otherwise, of Peruvian from that shown in the financial statements referred to in paragraph (d) of this Section 2.02;

(f) the execution and delivery of this Agreement and the consummation of the Arrangement do not and will not:

(i) result in the breach or violate any term or provision of the constating documents of Peruvian; or

(ii) conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, licence, permit or authority to which Peruvian is a party or by which it is bound or to which any property of Peruvian is subject or result in the creation of any lien, charge or encumbrance upon any of the assets of Peruvian under any such agreement or instrument, or give to others any material interest or rights, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, licence, permit or authority; or

(iii) violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to Peruvian;

(g) the execution and delivery of this Agreement has been or by the date of the Information Circular will have been duly approved by the board of directors of Peruvian;

(h) except as disclosed in the Information Circular, there are no agreements, covenants, undertakings or other commitments of Peruvian, including partnerships or joint ventures of which it is a partner or member, under which the consummation of the Arrangement would:

(i) have the effect of imposing restrictions or obligations on Peruvian materially greater than those imposed upon Peruvian or any such partnership or joint venture at the date hereof;

(ii) give a third party a right to terminate any material agreement to which Peruvian or any such partnership or joint venture is a party or to purchase any of their respective assets;

(iii) impose material restrictions on the ability of Peruvian to carry on any business which it might choose to carry on within any geographical area, to acquire property or dispose of its property and assets in their entirety or to change its corporate status; or

(iv) impose material restrictions on the ability of Peruvian to pay dividends or make distributions to its shareholders or to borrow money and to mortgage and pledge its property as security therefor;

(i) the description of the business of Peruvian, its financial condition, assets and properties in the Information Circular will not contain any untrue statement of a material fact or omit to state any material fact necessary to make such description not misleading;

(j) Peruvian has not incurred any liability for brokerage fees, finder's fees, agent's commissions or other similar forms of compensation in connection with this Agreement or the Arrangement except as disclosed in the Information Circular;

(k) except as disclosed in the Information Circular, there are no actions, suits, proceedings or investigations commenced or threatened, or to the knowledge of Peruvian contemplated, against or affecting Peruvian or before or by any person or before any arbitrator of any kind which would prevent or hinder the consummation of the Arrangement or which involve the possibility of any judgment or liability which can reasonably be expected to have a material adverse effect on the business operations, properties, assets or condition, financial or otherwise, of Peruvian;

(l) there are no known or anticipated material liabilities of any kind whatsoever (including absolute, accrued or contingent liabilities) nor any commitments whether or not determined or determinable, in respect of which Peruvian is or may become liable other than the liabilities disclosed on, reflected in or provided for in the financial statements referred to in paragraph (d) of this Section 2.02 or to be reflected in the Information Circular or incurred in the ordinary course of business;

(m) except as disclosed in the Information Circular, Peruvian has no subsidiaries and does not at present own shares in and is not a party to any agreement of any nature to acquire any shares in any other corporation or entity and is not a party to any agreement to acquire or lease any other business operations;

(n) to the best of its knowledge, the corporate records and minute books of Peruvian as required to be maintained by it under the laws of its jurisdiction of incorporation are up to date and contain complete and accurate minutes of all meetings of its directors and shareholders and all resolutions consented to in writing;

(o) Peruvian owns good and marketable title to its property and assets free and clear of any and all mortgages, liens, pledges, charges, security interests, encumbrances, actions, claims or demands of any nature whatsoever or howsoever arising which would have a materially adverse effect on the property or assets of Peruvian except as disclosed in the Information Circular;

(p) to the best of its knowledge, Peruvian has duly filed on a timely basis all tax returns required to be filed by it and has paid all taxes which are due and payable, and has paid all assessments and reassessments, and all other taxes, governmental charges, penalties, interest and fines due and payable on or before the date hereof; adequate provision has been made for taxes payable for the current period for which tax returns are not yet required to be filed; there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return by, or payment of any tax, governmental charge or deficiency against Peruvian; there are no actions, suits, proceedings, investigations or claims commenced or threatened or to the knowledge of Peruvian, contemplated against Peruvian in respect of taxes, governmental charges or assessments, or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority;

(q) to the best of its knowledge, Peruvian has withheld from each payment made to all of its current and former officers, directors and employees the amount of all taxes including, but not limited to, income tax and other deductions required to be withheld therefrom and has paid the same to the proper tax and other receiving officers within the time required under any applicable tax legislation;

(r) the common shares of Peruvian are at present listed, posted and called for trading on the CDNX and on no other stock exchange;

(s) to the best of its knowledge, Peruvian is a reporting issuer in each of the provinces of Canada set out in the Information Circular, has not been the subject of a cease trade order or investigation under the securities legislation in those provinces, has not been the subject of any investigation by the CDNX or any other regulatory or administrative authority or body, is current with all filings required to be made under the securities legislation in those provinces and is not aware of any deficiencies in the filing of any documents or reports with the CDNX or with the securities commissions or similar authorities in each of those jurisdictions that would cause it to be placed on the defaulting reporting issuers list maintained in those jurisdictions; and

(t) none of the representations, warranties or statements of fact made in this Section contain any untrue statement of a material fact or omit to state any material fact necessary to make any such warranty or representation not misleading.

Representations and Warranties of Glenex

2.03 As at the date of the Information Circular and as at the Effective Date, Glenex represents and warrants to and in favour of each of the other parties hereto as follows and acknowledges that the other parties hereto are relying upon such representations and warranties in connection with the transactions contemplated herein:

(a) each of Glenex and its subsidiaries, if any, is a company duly organized, validly existing and in good standing with respect to all filings required under applicable law to maintain its corporate existence, has the corporate power to own or lease its property and assets and to carry on its business as now conducted by it, is duly licensed or qualified as a foreign corporation in each jurisdiction in which the character of the property and assets now owned by it or the nature of its business as now conducted by it requires it to be so licensed or qualified (save where failure to have such licence or qualification is not in the aggregate material) and has the corporate power to enter into this Agreement and perform its obligations hereunder;

(b) the authorized capital of Glenex consists of 100,000,000 Glenex Shares, of which as at the date of Information Circular, 9,354,189 Glenex Shares will be issued and outstanding as fully paid and non-assessable and options to purchase 225,000 Glenex Shares at an exercise price of $0.25 per share with expiry dates ranging from July 2002 to September 2007 will be outstanding;

(c) except as disclosed in the Information Circular, no person has any agreement, option, understanding or commitment (including convertible securities, warrants or convertible obligations of any nature), for the purchase or issue of or conversion into any of the unissued shares of Glenex or any unissued securities of Glenex;

(d) the financial statements of Glenex contained in the Information Circular present fairly the financial position of Glenex at the relevant dates and the results of its operations and the changes in its cash flows for the periods indicated in the said statements and have been prepared in accordance with accounting principles generally accepted in Canada;

(e) except as disclosed in the Information Circular, there has been no material adverse change in the business or condition, financial or otherwise, of Glenex from that shown in the financial statements referred to in paragraph (d) of this Section 2.03;

(f) the execution and delivery of this Agreement and the consummation of the Arrangement do not and will not:

(i) result in the breach or violate any term or provision of the constating documents of Glenex; or

(ii) conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, licence, permit or authority to which Glenex is a party or by which it is bound or to which any property of Glenex is subject or result in the creation of any lien, charge or encumbrance upon any of the assets of Glenex under any such agreement or instrument, or give to others any material interest or rights, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, licence, permit or authority; or

(iii) violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to Glenex;

(g) the execution and delivery of this Agreement has been or by the date of the Information Circular will have been duly approved by the board of directors of Glenex;

(h) except as disclosed in the Information Circular, there are no agreements, covenants, undertakings or other commitments of Glenex, including partnerships or joint ventures of which it is a partner or member, under which the consummation of the Arrangement would:

(i) have the effect of imposing restrictions or obligations on Glenex materially greater than those imposed upon Glenex or any such partnership or joint venture at the date hereof;

(ii) give a third party a right to terminate any material agreement to which Glenex or any such partnership or joint venture is a party or to purchase any of their respective assets;

(iii) impose material restrictions on the ability of Glenex to carry on any business which it might choose to carry on within any geographical area, to acquire property or dispose of its property and assets in their entirety or to change its corporate status; or

(iv) impose material restrictions on the ability of Glenex to pay dividends or make distributions to its shareholders or to borrow money and to mortgage and pledge its property as security therefor;

(i) the description of the business of Glenex, its financial condition, assets and properties in the Information Circular will not contain any untrue statement of a material fact or omit to state any material fact necessary to make such description not misleading;

(j) Glenex has not incurred any liability for brokerage fees, finder's fees, agent's commissions or other similar forms of compensation in connection with this Agreement or the Arrangement except as disclosed in the Information Circular;

(k) except as disclosed in the Information Circular, there are no actions, suits, proceedings or investigations commenced or threatened, or to the knowledge of Glenex contemplated, against or affecting Glenex or before or by any person or before any arbitrator of any kind which would prevent or hinder the consummation of the Arrangement or which involve the possibility of any judgment or liability which can reasonably be expected to have a material adverse effect on the business operations, properties, assets or condition, financial or otherwise, of Glenex;

(l) there are no known or anticipated material liabilities of any kind whatsoever (including absolute, accrued or contingent liabilities) nor any commitments whether or not determined or determinable, in respect of which Glenex is or may become liable other than the liabilities disclosed on, reflected in or provided for in the financial statements referred to in paragraph (d) of this Section 2.03 or to be reflected in the Information Circular or incurred in the ordinary course of business;

(m) except as disclosed in the Information Circular, Glenex has no subsidiaries and does not at present own shares in and is not a party to any agreement of any nature to acquire any shares in any other corporation or entity and is not a party to any agreement to acquire or lease any other business operations;

(n) to the best of its knowledge, the corporate records and minute books of Glenex as required to be maintained by it under the laws of its jurisdiction of incorporation are up to date and contain complete and accurate minutes of all meetings of its directors and shareholders and all resolutions consented to in writing;

(o) Glenex owns good and marketable title to its property and assets free and clear of any and all mortgages, liens, pledges, charges, security interests, encumbrances, actions, claims or demands of any nature whatsoever or howsoever arising which would have a materially adverse effect on the property or assets of Glenex except as disclosed in the Information Circular;

(p) to the best of its knowledge, Glenex has duly filed on a timely basis all tax returns required to be filed by it and has paid all taxes which are due and payable, and has paid all assessments and reassessments, and all other taxes, governmental charges, penalties, interest and fines due and payable on or before the date hereof; adequate provision has been made for taxes payable for the current period for which tax returns are not yet required to be filed; there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return by, or payment of any tax, governmental charge or deficiency against Glenex; there are no actions, suits, proceedings, investigations or claims commenced or threatened or to the knowledge of Glenex, contemplated against Glenex in respect of taxes, governmental charges or assessments, or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority;

(q) to the best of its knowledge, Glenex has withheld from each payment made to all of its current and former officers, directors and employees the amount of all taxes including, but not limited to, income tax and other deductions required to be withheld therefrom and has paid the same to the proper tax and other receiving officers within the time required under any applicable tax legislation;

(r) the common shares of Glenex are at present listed, posted and called for trading on the CDNX and on no other stock exchange;

(s) to the best of its knowledge, Glenex is a reporting issuer in each of the provinces of Canada set out in the Information Circular, has not been the subject of a cease trade order or investigation under the securities legislation in those provinces, has not been the subject of any investigation by the CDNX or any other regulatory or administrative authority or body, is current with all filings required to be made under the securities legislation in those provinces and is not aware of any deficiencies in the filing of any documents or reports with the CDNX or with the securities commissions or similar authorities in each of those jurisdictions that would cause it to be placed on the defaulting reporting issuers list maintained in those jurisdictions; and

(t) none of the representations, warranties or statements of fact made in this Section contain any untrue statement of a material fact or omit to state any material fact necessary to make any such warranty or representation not misleading.

Representations and Warranties of Stockscape

2.04 As at the date of the Information Circular and as at the Effective Date, Stockscape represents and warrants to and in favour of each of the other parties hereto as follows and acknowledges that the other parties hereto are relying upon such representations and warranties in connection with the transactions contemplated herein:

(a) each of Stockscape and its subsidiaries, if any, is a company duly organized, validly existing and in good standing with respect to all filings required under applicable law to maintain its corporate existence, has the corporate power to own or lease its property and assets and to carry on its business as now conducted by it, is duly licensed or qualified as a foreign corporation in each jurisdiction in which the character of the property and assets now owned by it or the nature of its business as now conducted by it requires it to be so licensed or qualified (save where failure to have such licence or qualification is not in the aggregate material) and has the corporate power to enter into this Agreement and perform its obligations hereunder;

(b) the authorized capital of Stockscape consists of 200,000,000 Stockscape Shares and 100,000,000 Preferred shares without par value, issuable in series, of which as at the date of Information Circular, 26,357,183 Stockscape Shares and no Preferred Shares will be issued and outstanding as fully paid and non-assessable and options to purchase 1,142,500 Stockscape Shares at exercise prices ranging from Cdn$0.50 to US$0.50 per share with expiry dates ranging from December 31, 2002 to January 9, 2005 and warrants to purchase 400,000 Stockscape Shares at an exercise price of Cdn$0.50 per share until June 30, 2003~~7~~ will be issued and outstanding;

(c) except as disclosed in the Information Circular, no person has any agreement, option, understanding or commitment (including convertible securities, warrants or convertible obligations of any nature), for the purchase or issue of or conversion into any of the unissued shares of Stockscape or any unissued securities of Stockscape;

(d) the financial statements of Stockscape contained in the Information Circular present fairly the financial position of Stockscape at the relevant dates and the results of its operations and the changes in its cash flows for the periods indicated in the said statements and have been prepared in accordance with accounting principles generally accepted in Canada;

(e) except as disclosed in the Information Circular, there has been no material adverse change in the business or condition, financial or otherwise, of Stockscape from that shown in the financial statements referred to in paragraph (d) of this Section 2.04;

(f) the execution and delivery of this Agreement and the consummation of the Arrangement do not and will not:

(i) result in the breach or violate any term or provision of the constating documents of Stockscape; or

(ii) conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, licence, permit or authority to which Stockscape is a party or by which it is bound or to which any property of Stockscape is subject or result in the creation of any lien, charge or encumbrance upon any of the assets of Stockscape under any such agreement or instrument, or give to others any material interest or rights, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, licence, permit or authority; or

(iii) violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to Stockscape;

(g) the execution and delivery of this Agreement has been or by the date of the Information Circular will have been duly approved by the board of directors of Stockscape;

(h) except as disclosed in the Information Circular, there are no agreements, covenants, undertakings or other commitments of Stockscape, including partnerships or joint ventures of which it is a partner or member, under which the consummation of the Arrangement would:

(i) have the effect of imposing restrictions or obligations on Stockscape materially greater than those imposed upon Stockscape or any such partnership or joint venture at the date hereof;

(ii) give a third party a right to terminate any material agreement to which Stockscape or any such partnership or joint venture is a party or to purchase any of their respective assets;

(iii) impose material restrictions on the ability of Stockscape to carry on any business which it might choose to carry on within any geographical area, to acquire property or dispose of its property and assets in their entirety or to change its corporate status; or

(iv) impose material restrictions on the ability of Stockscape to pay dividends or make distributions to its shareholders or to borrow money and to mortgage and pledge its property as security therefor;

(i) the description of the business of Stockscape, its financial condition, assets and properties in the Information Circular will not contain any untrue statement of a material fact or omit to state any material fact necessary to make such description not misleading;

(j) Stockscape has not incurred any liability for brokerage fees, finder's fees, agent's commissions or other similar forms of compensation in connection with this Agreement or the Arrangement except as disclosed in the Information Circular;

(k) except as disclosed in the Information Circular, there are no actions, suits, proceedings or investigations commenced or threatened, or to the knowledge of Stockscape contemplated, against or affecting Stockscape or before or by any person or before any arbitrator of any kind which would prevent or hinder the consummation of the Arrangement or which involve the possibility of any judgment or liability which can reasonably be expected to have a material adverse effect on the business operations, properties, assets or condition, financial or otherwise, of Stockscape;

(l) there are no known or anticipated material liabilities of any kind whatsoever (including absolute, accrued or contingent liabilities) nor any commitments whether or not determined or determinable, in respect of which Stockscape is or may become liable other than the liabilities disclosed on, reflected in or provided for in the financial statements referred to in paragraph (d) of this Section 2.04 or to be reflected in the Information Circular or incurred in the ordinary course of business;

(m) except as disclosed in the Information Circular, Stockscape has no subsidiaries and does not at present own shares in and is not a party to any agreement of any nature to acquire any shares in any other corporation or entity and is not a party to any agreement to acquire or lease any other business operations;

(n) to the best of its knowledge, the corporate records and minute books of Stockscape as required to be maintained by it under the laws of its jurisdiction of incorporation are up to date and contain complete and accurate minutes of all meetings of its directors and shareholders and all resolutions consented to in writing;

(o) Stockscape owns good and marketable title to its property and assets free and clear of any and all mortgages, liens, pledges, charges, security interests, encumbrances, actions, claims or demands of any nature whatsoever or howsoever arising which would have a materially adverse effect on the property or assets of Stockscape except as disclosed in the Information Circular;

(p) to the best of its knowledge, Stockscape has duly filed on a timely basis all tax returns required to be filed by it and has paid all taxes which are due and payable, and has paid all assessments and reassessments, and all other taxes, governmental charges, penalties, interest and fines due and payable on or before the date hereof; adequate provision has been made for taxes payable for the current period for which tax returns are not yet required to be filed; there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return by, or payment of any tax, governmental charge or deficiency against Stockscape; there are no actions, suits, proceedings, investigations or claims commenced or threatened or to the knowledge of Stockscape, contemplated against Stockscape in respect of taxes, governmental charges or assessments, or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority;

(q) to the best of its knowledge, Stockscape has withheld from each payment made to all of its current and former officers, directors and employees, the amount of all taxes including, but not limited to, income tax and other deductions required to be withheld therefrom and has paid the same to the proper tax and other receiving officers within the time required under any applicable tax legislation;

(r) the common shares of Stockscape are at present quoted on the OTCBB and on no other stock exchange;

(s) to the best of its knowledge, Stockscape is a reporting issuer in each of the provinces of Canada set out in the Information Circular, is subject to the information requirements of the United States Securities Exchange Act of 1934, as amended, (the "Exchange Act") and files reports and other information with the Securities and Exchange Commission (the "SEC") in accordance therewith, has not been the subject of a cease trade order or investigation under the securities legislation in those provinces or the SEC, has not been the subject of any investigation by the OTCBB or any other regulatory or administrative authority or body, is current with all filings required to be made under the securities legislation in those provinces and is not aware of any deficiencies in the filing of any documents or reports with the OTCBB or with the securities commissions or similar authorities in each of those jurisdictions that would cause it to be placed on the defaulting reporting issuers list maintained in those jurisdictions; and

(t) none of the representations, warranties or statements of fact made in this Section contain any untrue statement of a material fact or omit to state any material fact necessary to make any such warranty or representation not misleading.

ARTICLE THREE

Covenants

Covenants of Bradstone

3.01 Bradstone hereby covenants and agrees as follows:

(a) until the Effective Date, Bradstone will carry on its business in the ordinary course, except as otherwise contemplated in this Agreement or in the Information Circular;

(b) until the Effective Date, Bradstone will not merge into or with, or amalgamate or consolidate with, or enter into any other corporate reorganization with, any other corporation or person or perform any act or enter into any transaction or negotiation which interferes or is inconsistent with the completion of the transactions contemplated hereby, other than as contemplated in this Agreement or in the Information Circular or as consented to by the other parties, and, without limiting the generality of the foregoing, Bradstone will not, and will not permit any of its subsidiaries to:

(i) make any distribution by way of dividend, return of capital or otherwise to or for the benefit of Bradstone's shareholders;

(ii) issue any of its shares or other securities convertible into shares or enter into any commitment or agreement therefor, other than those described in the Information Circular; or

(iii) make any payment to any director, officer or employee except pursuant to existing employment arrangements;

(c) Bradstone shall, in a timely and expeditious manner, file the Information Circular in all jurisdictions where the same is required in accordance with applicable law and mail the same to its shareholders in accordance with applicable law;

(d) Bradstone shall not alter or amend its constating documents as the same exist at the date of this Agreement except as may be required to give effect to the Plan of Arrangement;

(e) except as contemplated in the Information Circular or otherwise consented to in writing by the other parties, Bradstone shall not, until the Effective Date, engage in any business, enterprise or other activity different from that carried on by it at the date of this Agreement or enter into any transaction or incur (except in respect of obligations or liabilities to which it is already legally subject) any obligation, expenditure or liability other than in the ordinary course of its business, as presently conducted;

(f) Bradstone shall furnish to the other parties such information, in addition to the information contained in this Agreement, relating to the financial condition, business, properties and affairs of Bradstone as may reasonably be requested by other parties, which information shall be true and complete in all material respects and shall not contain an untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances in which they are made, not misleading;

(g) Bradstone shall ensure that the information and consolidated financial statements related to Bradstone and provided by Bradstone and contained in the Information Circular and any related documentation to be distributed in connection with the solicitation of proxies by the management of other parties for the Meetings shall be true, correct and complete in all material respects and shall not contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the circumstances in which they are made; and

(h) Bradstone shall do all such other acts and things as may be necessary or desirable in order to give effect to the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, Bradstone shall use its best efforts to apply for and obtain such consents, orders or approvals as counsel for Bradstone may advise are necessary or desirable for the implementation of the Arrangement, including those referred to in Section 4.01 hereof and to sell as soon as practicable all or substantially all of its holdings of Peruvian Shares as contemplated by Section 4.01(n) hereof.

Covenants of Peruvian

3.02 Peruvian hereby covenants and agrees as follows:

(a) until the Effective Date, Peruvian will carry on its business in the ordinary course, except as otherwise contemplated in this Agreement or in the Information Circular;

(b) until the Effective Date, Peruvian will not merge into or with, or amalgamate or consolidate with, or enter into any other corporate reorganization with, any other corporation or person or perform any act or enter into any transaction or negotiation which interferes or is inconsistent with the completion of the transactions contemplated hereby, other than as contemplated in this Agreement or in the Information Circular or as consented to by the other parties, and, without limiting the generality of the foregoing, Peruvian will not, and will not permit any of its subsidiaries to:

(i) make any distribution by way of dividend, return of capital or otherwise to or for the benefit of Peruvian's shareholders;

(ii) issue any of its shares or other securities convertible into shares or enter into any commitment or agreement therefor, other than those described in the Information Circular; or

(iii) make any payment to any director, officer or employee except pursuant to existing employment arrangements;

(c) Peruvian shall, in a timely and expeditious manner, file the Information Circular in all jurisdictions where the same is required in accordance with applicable law and mail the same to its shareholders in accordance with applicable law;

(d) Peruvian shall not alter or amend its constating documents as the same exist at the date of this Agreement;

(e) except as contemplated in the Information Circular or otherwise consented to in writing by the other parties, Peruvian shall not, until the Effective Date, engage in any business, enterprise or other activity different from that carried on by it at the date of this Agreement or enter into any transaction or incur (except in respect of obligations or liabilities to which it is already legally subject) any obligation, expenditure or liability other than in the ordinary course of its business, as presently conducted;

(f) Peruvian shall furnish to the other parties such information, in addition to the information contained in this Agreement, relating to the financial condition, business, properties and affairs of Peruvian as may reasonably be requested by other parties, which information shall be true and complete in all material respects and shall not contain an untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances in which they are made, not misleading;

(g) Peruvian shall ensure that the information and consolidated financial statements related to Peruvian and provided by Peruvian and contained in the Information Circular and any related documentation to be distributed in connection with the solicitation of proxies by the management of other parties for the Meetings shall be true, correct and complete in all material respects and shall not contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the circumstances in which they are made; and

(h) Peruvian shall do all such other acts and things as may be necessary or desirable in order to give effect to the Arrangement and, without limiting the generality of the foregoing, Peruvian shall:

(i) use its best efforts to apply for and obtain the Interim and the Final Order as provided in Section 3.05 hereof; and

(ii) use its best efforts to apply for and obtain such other consents, orders or approvals as counsel for Peruvian may advise are necessary or desirable for the implementation of the Arrangement, including those referred to in Section 4.01 hereof.

Covenants of Glenex

3.03 Glenex hereby covenants and agrees as follows:

(a) until the Effective Date, Glenex will carry on its business in the ordinary course, except as otherwise contemplated in this Agreement or in the Information Circular;

(b) until the Effective Date, Glenex will not merge into or with, or amalgamate or consolidate with, or enter into any other corporate reorganization with, any other corporation or person or perform any act or enter into any transaction or negotiation which interferes or is inconsistent with the completion of the transactions contemplated hereby, other than as contemplated in this Agreement or in the Information Circular or as consented to by the other parties, and, without limiting the generality of the foregoing, Glenex will not, and will not permit any of its subsidiaries to:

(i) make any distribution by way of dividend, return of capital or otherwise to or for the benefit of Glenex's shareholders;

(ii) issue any of its shares or other securities convertible into shares or enter into any commitment or agreement therefor, other than those described in the Information Circular; or

(iii) make any payment to any director, officer or employee except pursuant to existing employment arrangements;

(c) Glenex shall, in a timely and expeditious manner, file the Information Circular in all jurisdictions where the same is required in accordance with applicable law and mail the same to its shareholders in accordance with applicable law;

(d) Glenex shall not alter or amend its constating documents as the same exist at the date of this Agreement;

(e) except as contemplated in the Information Circular or otherwise consented to in writing by the other parties, Glenex shall not, until the Effective Date, engage in any business, enterprise or other activity different from that carried on by it at the date of this Agreement or enter into any transaction or incur (except in respect of obligations or liabilities to which it is already legally subject) any obligation, expenditure or liability other than in the ordinary course of its business, as presently conducted;

(f) Glenex shall furnish to the other parties such information, in addition to the information contained in this Agreement, relating to the financial condition, business, properties and affairs of Glenex as may reasonably be requested by other parties, which information shall be true and complete in all material respects and shall not contain an untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances in which they are made, not misleading;

(g) Glenex shall ensure that the information and consolidated financial statements related to Glenex and provided by Glenex and contained in the Information Circular and any related documentation to be distributed in connection with the solicitation of proxies by the management of other parties for the Meetings shall be true, correct and complete in all material respects and shall not contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the circumstances in which they are made; and

(h) Glenex shall do all such other acts and things as may be necessary or desirable in order to give effect to the Arrangement and, without limiting the generality of the foregoing, Glenex shall:

(i) use its best efforts to apply for and obtain the Interim and the Final Order as provided in Section 3.05 hereof; and

(ii) use its best efforts to apply for and obtain such other consents, orders or approvals as counsel for Glenex may advise are necessary or desirable for the implementation of the Arrangement, including those referred to in Section 4.01 hereof.

Covenants of Stockscape

3.04 Stockscape hereby covenants and agrees as follows:

(a) until the Effective Date, Stockscape will carry on its business in the ordinary course, except as otherwise contemplated in this Agreement or in the Information Circular;

(b) until the Effective Date, Stockscape will not merge into or with, or amalgamate or consolidate with, or enter into any other corporate reorganization with, any other corporation or person or perform any act or enter into any transaction or negotiation which interferes or is inconsistent with the completion of the transactions contemplated hereby, other than as contemplated in this Agreement or in the Information Circular or as consented to by the other parties, and, without limiting the generality of the foregoing, Stockscape will not, and will not permit any of its subsidiaries to:

(i) make any distribution by way of dividend, return of capital or otherwise to or for the benefit of Stockscape's shareholders;

(ii) issue any of its shares or other securities convertible into shares or enter into any commitment or agreement therefor, other than those described in the Information Circular; or

(iii) make any payment to any director, officer or employee except pursuant to existing employment arrangements;

(c) Stockscape shall, in a timely and expeditious manner, file the Information Circular in all jurisdictions where the same is required in accordance with applicable law and mail the same to its shareholders in accordance with applicable law;

(d) Stockscape shall not alter or amend its constating documents as the same exist at the date of this Agreement;

(e) except as contemplated in the Information Circular or otherwise consented to in writing by the other parties, Stockscape shall not, until the Effective Date, engage in any business, enterprise or other activity different from that carried on by it at the date of this Agreement or enter into any transaction or incur (except in respect of obligations or liabilities to which it is already legally subject) any obligation, expenditure or liability other than in the ordinary course of its business, as presently conducted;

(f) Stockscape shall furnish to the other parties such information, in addition to the information contained in this Agreement, relating to the financial condition, business, properties and affairs of Stockscape as may reasonably be requested by other parties, which information shall be true and complete in all material respects and shall not contain an untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances in which they are made, not misleading;

(g) Stockscape shall ensure that the information and consolidated financial statements related to Stockscape and provided by Stockscape and contained in the Information Circular and any related documentation to be distributed in connection with the solicitation of proxies by the management of other parties for the Meetings shall be true, correct and complete in all material respects and shall not contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the circumstances in which they are made;

(h) Stockscape shall do all such other acts and things as may be necessary or desirable in order to give effect to the Arrangement and, without limiting the generality of the foregoing, Stockscape shall:

(i) use its best efforts to apply for and obtain the Interim and the Final Order as provided in Section 3.05 hereof; and

(ii) use its best efforts to apply for and obtain such other consents, orders or approvals as counsel for Stockscape may advise are necessary or desirable for the implementation of the Arrangement, including those referred to in Section 4.01 hereof.

Interim Order and Final Order

3.05 The parties hereto shall jointly, as soon as reasonably practicable, apply to the Court pursuant to Section 252 of the BC Act for the Interim Order providing for, among other things, the calling and holding the Bradstone Meeting, the Peruvian Meeting, the Glenex Meeting and the Stockscape Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement. If the approval of the Arrangement as set forth in the Interim Order is obtained, thereafter the parties hereto shall jointly take the necessary steps to submit the Arrangement to the Court and apply for the Final Order in such fashion as the Court may direct and, as soon as practicable thereafter, and subject to compliance with any other conditions provided for in Article Four hereof, the parties hereto shall file, pursuant to Subsection 252(3) of the Act, a certified copy of the Final Order and all other necessary documents to give effect to the Arrangement.

ARTICLE FOUR

Conditions

Mutual Conditions Precedent

4.01 The respective obligations of the parties hereto to complete the transactions contemplated by this Agreement and to file the documents required to give effect to the Arrangement shall be subject to satisfaction of the following conditions, any of which (except for those provided for in Subsections 4.01 (a), (b), (c), (d), (e), (f) and (h)) may be waived by any party hereto in whole or in part without prejudice to such party's right to rely on any other of them:

(a) the Arrangement shall have been approved and adopted at the Bradstone Meeting, the Peruvian Meeting, the Glenex Meeting and the Stockscape Meeting in accordance with the Interim Order and the Arrangement shall have otherwise been approved and adopted by the requisite majorities of persons entitled or required to vote thereon as determined by the Court;

(b) the Interim Order and Final Order shall have been obtained from the Court;

(c) the Continuance shall have been authorized by the Director under the Alberta Act and all necessary documents to effect the Continuance on or before the Effective Date shall have been accepted for filing by the Registrar of Companies for British Columbia;

(d) the TSX and the CDNX shall have accepted the Arrangement and the TSE shall have conditionally approved the listing thereon and the NASD shall have approved the quotation of the Amalco Shares to be issued and issuable pursuant to the Arrangement and the Amalco Shares, if required, subject to compliance with the usual requirements of the TSE and the NASD;

(e) all other consents, orders, regulations and approvals, including regulatory and judicial approvals and orders, necessary or desirable for the completion of the transactions provided for in this Agreement and the Plan of Arrangement shall have been obtained or received from the persons, authorities or bodies having jurisdiction in the circumstances;

(f) there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement or the Arrangement;

(g) none of the consents, orders, regulations or approvals contemplated herein shall contain terms or conditions or require undertakings or security deemed unsatisfactory or unacceptable by any of the parties hereto, acting reasonably;

(h) each of Bradstone, Peruvian, Glenex and Stockscape shall have received opinions of tax counsel confirming the Canadian tax consequences of the Arrangement as described in the Information Circular;

(i) the issue of the Amalco Shares pursuant to the Arrangement will have been approved by all necessary corporate action to permit such Shares to be issued as fully paid and non-assessable and will be exempt from the registration requirements of the United States Securities Act of 1933 ("1933 Act") and the registration and prospectus requirements of applicable securities laws in each of the Provinces of Canada in which holders of Peruvian Shares, Glenex Shares and Stockscape Shares are resident;

(j) dissent rights shall not have been exercised prior to the Effective Date by holders of Bradstone Shares, Peruvian Shares, Glenex Shares or Stockscape Shares in respect of Bradstone Shares, Peruvian Shares, Glenex Shares or Stockscape Shares representing in the aggregate 2% or more of the total number of Bradstone Shares, Peruvian Shares, Glenex Shares or Stockscape Shares as the case may be, outstanding at such time;

(k) the representations and warranties of each of the other parties as set out in this Agreement shall be true and correct on and as of the Effective Date as if they were made on and as of such date, except as affected by transactions contemplated or permitted by this Agreement and except for any failures or breaches of representations or warranties which would not have a material adverse affect on the business, assets, financial condition or results of operations of the subject party or parties and its or their subsidiaries, if any, taken as a whole;

(l) opinions as to the fairness of the terms of the Arrangement from a financial point of view to the shareholders of Bradstone, Peruvian, Glenex and Stockscape, respectively, shall have been delivered prior to the date of mailing of the Information Circular, and such opinions shall be with content and in form acceptable to the boards of directors of each of Bradstone, Peruvian, Glenex and Stockscape and shall not have been withdrawn prior to the Effective Date;

(m) the number of directors of Bradstone shall have been increased to seven (7) comprised of Robert G. Atkinson, Brian E. Bayley, Gordon D. Ewart, Edward Mercaldo, A. Murray Sinclair, Andrew F.B. Milligan and John J. Fleming;

(n) Bradstone shall have sold on or prior to the Effective Date all or substantially all of its holdings of Peruvian Shares to a bona fide third party purchaser for the most favourable sale proceeds achievable at the time of sale;

(o) the Arrangement shall have been approved by the boards of directors of Bradstone, Peruvian, Glenex and Stockscape;

(p) each of A. Murray Sinclair, Brian E. Bayley, Gordon D. Ewart and Robert G. Atkinson shall have agreed to enter into employment or consulting agreements on completion of the Arrangement with Amalco on terms and conditions satisfactory to each of the parties hereto, acting reasonably;

(q) the management agreement between A & E Capital Ltd. and Bradstone shall have been terminated on terms satisfactory to all the parties hereto, acting reasonably; and

(r) this Agreement shall not have been terminated under Article Five.

Conditions to Obligations of Each Party

4.02 The obligation of each party to complete the transactions contemplated by this Agreement is further subject to the condition, which may be waived by such party without prejudice to its right to rely on any other condition in favour of such party, that the covenants of the other parties hereto to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by each of them and that, except as affected by the transactions contemplated by this Agreement, the representations and warranties of the other parties hereto shall be true and correct in all material respects as at the Effective Date, with the same effect as if such representations and warranties had been made at, and as of such time and each such party shall have received a certificate, dated the Effective Date, of a senior officer of each other party confirming the same.

Deletion of Parties

4.03 Notwithstanding any other provision hereof, if any one or more of the parties other than Bradstone determines or is determined by any one of the other parties including Bradstone by resolution of the board of directors thereof that it is not appropriate for such party or parties to participate in and complete the Arrangement, the remaining parties may proceed with the completion of the Arrangement without such party or parties provided that all other conditions, terms, covenants, representations and warranties relevant to the remaining parties can be complied with and this Agreement will be deemed to be amended to delete all references to the party or parties which is or are not participating.

ARTICLE FIVE

Amendment and Termination

Amendment

5.01 This Agreement and the Plan of Arrangement may, at any time and from time to time before the Effective Date, be amended by written agreement of the parties hereto without, subject to applicable law, further notice to or authorization on the part of their respective shareholders. Without limiting the generality of the foregoing, any such amendment may:

(a) change the time for performance of any of the obligations or acts of the parties hereto;

(b) waive any inaccuracies or modify any representation contained herein or any document to be delivered pursuant hereto; or

(c) waive compliance with or modify any of the covenants herein contained or waive or modify performance of any of the obligations of the parties hereto;

provided that, notwithstanding the foregoing, the terms of Section 3.01 of the Plan of Arrangement and Section 4.01(a) of this Agreement shall not be amended in any material respect without the approval of the shareholders of Bradstone, Peruvian, Glenex and Stockscape respectively, given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

This Agreement and the Exhibits hereto may be amended in accordance with the Final Order, but if the terms of the Final Order require any such amendment, the rights of the parties hereto under Sections 4.01, 4.02 and 5.02 shall remain unaffected.

Termination

5.02 This Agreement may, at any time before the Effective Date, be terminated by unanimous agreement of the parties hereto without further action on the part of their respective shareholders.

5.03 If the Final Order, in form and substance satisfactory to the parties, has not been obtained by the parties hereto at or before 5 p.m. on July 15, 2002, this Agreement shall terminate unless the parties shall otherwise agree.

5.04 Any of the parties may, at the discretion of their respective boards of directors, terminate their respective obligations hereunder if prior to the Effective Date there shall occur any material adverse change, as determined by the respective boards of directors, in or with respect to the assets, liabilities (actual or contingent), capital, operations, business or undertaking of any of the other companies including the receipt by Bradstone, Peruvian, Glenex and Stockscape of notices of dissent in respect of 2% or more of the total number of shares of Bradstone, Peruvian Shares, Glenex Shares or Stockscape Shares, as the case may be, outstanding at such time pursuant to Section 4.01 of the Plan of Arrangement.

5.05 This Agreement shall terminate if the conditions precedent set forth in Sections 4.01 and 4.02 are not satisfied or waived, as contemplated by those Sections on or before July 15, 2002 and shall also terminate upon the earliest of the holders of Bradstone Shares, Peruvian Shares, Glenex Shares or Stockscape Shares failing to approve the Arrangement at the Bradstone Meeting, the Peruvian Meeting, the Glenex Meeting and the Stockscape Meeting (provided that the directors of the other parties may resolve and agree to proceed with the Arrangement without the party whose shareholders have failed to approve the Arrangement) and a final determination from the Court or an appeal court which denies the granting of the Final Order.

4.06 Sections 5.07, 5.08, 6.01, 6.02, 6.03, 7.01, 7.06 and 7.09 shall survive any termination of this Agreement.

Break Fee Payment

4.07 Each of the parties agrees and acknowledges that $100,000 (the "Break Fee Payment") represents a reasonable estimate of the expenses and costs incurred and to be incurred by each party in connection with the Arrangement including, without limitation, amounts paid or payable to financial advisors and their legal counsel, auditors, legal counsel, printers, the transfer agents and other arm's length third parties that perform services on behalf of each party in connection with the negotiation of this Agreement and the Arrangement, the due diligence review conducted by a party in connection with the Arrangement, the preparation and mailing of the Arrangement and related documents, and other steps to implement the Arrangement.

4.08 If a party (the "Non-Completing Party") does not consummate the Arrangement as a result of the Non-Completing Party terminating the Arrangement because of the Non-Completing Party receiving and accepting an unsolicited Superior Proposal or as a result of the other parties terminating this Agreement because of a breach in any material respect of any material obligation, representation or warranty under this Agreement by the Non-Completing Party, then the Non-Completing Party shall pay to each other party (which is not in breach in any material respect of any material obligation, representation or warranty under this Agreement) within ten business days following the date of the termination of the Arrangement the Break Fee Payment as full reimbursement to each such other party for any and all expenses paid or required to be paid by each such other party, or other costs incurred by each such other party, in connection with this Agreement and the transactions contemplated hereby. For greater certainty, it is acknowledged and agreed that the failure of any party to obtain the approval of its shareholders to the Arrangement after having all reasonable steps to attempt to obtain same shall not be a breach of any material obligation under this Agreement by such party.

ARTICLE SIX

INDEMNITY

Indemnification

6.01 Each party (the "Indemnifying Party") hereto undertakes with each of the other parties hereto (an "Indemnified Party") to hold each Indemnified Party fully and effectually indemnified from and against all losses, claims, damages, liabilities, actions or demands (including amounts paid in any settlement approved by the Indemnifying Party of any action, suit, proceeding or claim but excluding lost profits and consequential damages), to which each such Indemnified Party may become subject insofar as such losses, claims, damages, liabilities, actions or demands arise out of or are based upon any breach of a representation, warranty, covenant or obligation of the Indemnifying Party contained in this Agreement or any certificate or notice delivered by it in connection herewith, and will reimburse such Indemnified Party for any legal or other expenses reasonably incurred by each such Indemnified Party in connection with investigating or defending any such loss, claim, damage, liability, action or demand. This indemnification shall be in addition to, and shall not in any way be affected by, the Break Fee Payment.

Defence

6.02 Promptly after receipt by an Indemnified Party of notice of a possible action, suit, proceeding or claim referred to in Section 6.01 hereof, such Indemnified Party, if a claim in respect thereof is to be made against the Indemnifying Party under such Section, shall provide the Indemnifying Party with written particulars thereof; provided that failure to provide the Indemnifying Party with such particulars shall not relieve such Indemnifying Party from any liability which it might have on account of the indemnity provided for in this Article Six except insofar as such failure shall prejudice such Indemnifying Party. The Indemnified Party shall also provide to the Indemnifying Party copies of all relevant documentation and, unless the Indemnifying Party assumes the defence thereof, shall keep such Indemnifying Party advised of the progress thereof and will discuss with the Indemnifying Party all significant actions proposed. An Indemnifying Party shall be entitled, at its own expense, to participate in (and, to the extent that it may wish, to assume) the defence of any such action, suit, proceeding or claim but such defence shall be conducted by counsel of good standing approved by the Indemnified Party, such approval not to be unreasonably withheld. Upon the Indemnifying Party notifying the Indemnified Party of its election so to assume the defence and retaining such counsel, the Indemnifying Party shall not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by it in connection with such defence other than for reasonable costs of investigation. If such defence is assumed by the Indemnifying Party, it shall, through the course thereof, provide copies of all relevant documentation to the Indemnified Party, keep such Indemnified Party advised of the progress thereof and discuss with the Indemnified Party all significant actions proposed. No Indemnifying Party shall enter into any settlement without the consent of the Indemnified Party, but such consent shall not be unreasonably withheld. If such defence is not assumed by the Indemnifying Party, the Indemnifying Party shall not be liable for any settlement made without its consent, but such consent shall not be unreasonably withheld. Notwithstanding the foregoing, an Indemnified Party shall have the right, at the Indemnifying Party's expense, to employ counsel of its own choice in respect of the defence of any such action, suit, proceeding or claim if (a) the employment of such counsel has been authorized by the Indemnifying Party in connection with such defence; or (b) counsel retained by the Indemnifying Party or the Indemnified Party shall have advised the Indemnified Party that there may be legal defences available to it which are different from or in addition to those available to the Indemnifying Party (in which event and to that extent, the Indemnifying Party shall not have the right to assume or direct the defence on behalf of the Indemnified Party) or that there may be a conflict of interest between the Indemnifying Party and the Indemnified Party; or (c) the Indemnifying Party shall not have assumed such defence and employed counsel therefor within a reasonable time after receiving notice of such action, suit, proceeding or claim.

Term

6.03 The obligations of each party hereto under this Article Six shall terminate when the Arrangement is consummated, failing which they shall survive and continue with respect to all losses, claims, damages, liabilities, actions or demands notice of which is given to the Indemnifying Party by the Indemnified Party on or before one year from the date hereof in compliance with Section 6.02.

ARTICLE SEVEN

General

Notices

7.01 All notices which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be served personally or by telecopy addressed to the recipient as follows:

To Peruvian:
1105 - 1166 Alberni Street
Vancouver, British Columbia
V6E 3Z3
telecopier no: (604) 682-2235

To Glenex:
300-570 Granville Street
Vancouver, British Columbia
V6C 3P1
telecopier no: (604) 681-4692

To Stockscape:
300-570 Granville Street
Vancouver, British Columbia
V6C 3P1
telecopier no: (604) 681-4692

To Bradstone:
1103 - 1166 Alberni Street
Vancouver, British Columbia
V6E 3Z3
telecopier no: (604) 683-2235

or such other addresses of which party may, from time to time, advise the other parties hereto by notice in writing given in accordance with the foregoing. The date of receipt of any such notice shall be deemed to be the date of delivery thereof or the next business day if such date of delivery is not a business day.

Assignment

7.02 No party may assign its rights or obligations under this Agreement or the Arrangement without the prior written consent of the other parties hereto.

Binding Effect

7.03 This Agreement shall be binding upon and shall enure to the benefit of the parties hereto and their respective successors and permitted assigns. This Agreement restates, amends, replaces and superceeds the ~~Peruvian~~ previous Arrangement Agreement of even date among the parties to adopt revised terms to the Plan of Arrangement.

Waiver

7.04 Any waiver or release of any of the provisions of this Agreement, to be effective, must be in writing executed by the party granting the same. Waivers may only be granted upon compliance with the terms governing amendments set forth in Section 5.01, mutatis mutandis.

Governing Law

7.05 This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

Expenses

7.06 All expenses incurred in connection with the Arrangement and the transactions contemplated thereby shall be paid by the party incurring such expenses. The provisions of this Section 7.06 shall survive any termination of this Agreement.

Qualifications

7.07 All covenants herein and opinions to be given hereunder as to the enforceability of any covenant, agreement or document shall be qualified to applicable bankruptcy and other laws affecting the enforcement of creditors' rights generally and to the effect that the Court may exercise discretion in granting equitable remedies, including the remedy of specific performance.

Time of Essence

7.08 Time is of the essence of this Agreement and of each of its provisions.

Public Announcements

7.09 Each of the parties hereto shall cooperate with the others in relaying information concerning this Agreement and the transaction contemplated herein, and shall furnish to and discuss with the other parties hereto drafts of all press and other releases prior to publication; provided that nothing contained herein shall prevent any party hereto at any time from furnishing any information to any governmental agency or regulatory authority or to the public if so required by applicable law.

Counterparts

7.10 This Agreement may be executed in one or more counterparts each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.
PERUVIAN GOLD CORPORATION Per: ______________________________________ Authorized Signatory	GLENEX INDUSTRIES INC. Per: ______________________________________ Authorized Signatory
STOCKSCAPE.COM TECHNOLOGIES INC. Per: ______________________________________ Authorized Signatory	BRADSTONE EQUITY PARTNERS INC. Per: ______________________________________ Authorized Signatory

EXHIBIT 1

TO THE RESTATED ARRANGEMENT AGREEMENT MADE AS OF APRIL 5, 2002 AMONG
PERUVIAN GOLD LIMITED, GLENEX INDUSTRIES INC., STOCKSCAPE.COM TECHNOLOGIES INC. AND BRADSTONE EQUITY PARTNERS, INC.

PLAN OF ARRANGEMENT UNDER SECTION 252
OF THE COMPANY ACT (BRITISH COLUMBIA)

ARTICLE ONE

Interpretation

Definitions

1.01 In this Plan of Arrangement, unless something in the subject matter or context is inconsistent therewith:

  "Accumulated Deficit of Amalco" means the amount of the deficit of Amalco as determined in accordance with applicable Canadian generally accepted accounting principles;

  "Agreement" means ~~the~~ this Restated Arrangement Agreement made as of April 5, 2002 among Peruvian, Glenex, Stockscape and Bradstone, including the exhibits and appendices thereto, as the same may be supplemented or amended from time to time;

  "Alberta Act" means the Business Corporations Act (Alberta) S.A. 1981, c. B-15, as amended;

  "Amalco" means the amalgamated company resulting from the amalgamation of Bradstone, Peruvian, Glenex and Stockscape pursuant to the Arrangement;

  "Amalco Class A Shares" means the Class "A" Subordinate Voting Shares without par value of Amalco, which will be issuable under the Arrangement to holders of Bradstone Class A Shares, Peruvian Shares, Glenex Shares and Stockscape Shares;

  "Amalco Class B Shares" means the Class "B" Multiple Voting Shares without par value of Amalco, which will be issuable under the Arrangement to holders of Bradstone Class B Shares.

  "Amalco Shares" means collectively, the Amalco Class A Shares and the Amalco Class B Shares;

  "Arrangement" means an arrangement under the provisions of Section 252 of the BC Act, on the terms and conditions set forth in the Plan of Arrangement;

  "BC Act" means the Company Act, R.S.B.C. 1996, c. 62, as amended;

  "Bradstone" means Bradstone Equity Partners, Inc. a company existing under the laws of the Province of Alberta;

  "Bradstone Meeting" means the annual and special general meeting of holders of Bradstone Shares to be held to consider and, if thought fit, to approve the Arrangement, among other things;

  "Bradstone Class A Shares" means the Class A Subordinate Voting Shares without par value of Bradstone;

  "Bradstone Class B Shares" means the Class B Multiple Voting Shares without par value of Bradstone;

  "Bradstone Shares" means collectively, the Bradstone Class "A" Shares and the Bradstone Class "B" Shares;

  "Continuance" means the proposed continuance of Bradstone's jurisdiction of incorporation from Alberta under section 182 of the Alberta Act to the Province of British Columbia under section 36 of the BC Act.

  "Court" means the Supreme Court of British Columbia;

  "Depositary " means Computershare Trust Company of Canada;

  "Director" means the "director" as defined in the Alberta Act;

  "Effective Date" means the date upon which the Final Order is accepted for filing by the Registrar under the BC Act giving effect to the Arrangement;

  "Final Order" means the final order of the Court approving the Arrangement;

  "Glenex" means Glenex Industries Inc., a company existing under the laws of the Province of British Columbia;

  "Glenex Meeting" means the extraordinary general meeting of holders of Glenex Shares to be held to consider and, if thought fit, to approve the Arrangement, among other things;

  "Glenex Shares" means the common shares without par value of Glenex;

  "Interim Order" means the order of the Court pursuant to the application therefor contemplated by Section 3.05 of the Agreement;

  "Meetings" means the Bradstone Meeting, the Glenex Meeting, the Peruvian Meeting and the Stockscape Meeting;

  "Peruvian" means Peruvian Gold Limited, a company existing under the laws of the Province of British Columbia;

  "Peruvian Meeting" means the annual and extraordinary general meeting of holders of Peruvian Shares to be held to consider and, if thought fit, to approve the Arrangement, among other things;

  "Peruvian Shares" means the common shares without par value of Peruvian;

  "Plan of Arrangement" means this plan of arrangement and any amendment or variation thereto made in accordance with Section 5.01 of the Agreement;

  "Registrar" means the "registrar" as defined in the BC Act;

  "Shareholder" or "holder of shares" means "member" as defined in the BC Act or "shareholder" as defined in the Alberta Act;

  "Stockscape" means Stockscape.com Technologies Inc., a company existing under the laws of the Province of British Columbia;

  "Stockscape Meeting" means the annual and extraordinary general meeting of holders of Stockscape Shares to be held to consider and, if thought fit, to approve the Arrangement, among other things; and

  "Stockscape Shares" means the common shares without par value of Stockscape.

Headings

1.02 The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof" and "hereunder" and similar expressions refer to this Plan of Arrangement and not to any particular Article or Section hereof and include any agreement or instrument supplemental therewith, references herein to Articles and Sections are to Articles and Sections of this Plan of Arrangement.

Number

1.03 In this Plan of Arrangement, unless something in the context is inconsistent therewith, words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa, words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations and vice versa and words importing shareholders shall include members.

ARTICLE TWO

Arrangement Agreement

Arrangement Agreement

2.01 This Plan of Arrangement is made pursuant and subject to the provisions of the Agreement.

ARTICLE THREE

The Arrangement

Amalgamation and Dissolution

3.01 On the Effective Date, the following shall occur and be deemed to occur in the following order without any further act or formality:

(1) Bradstone, Peruvian, Glenex and Stockscape shall amalgamate, pursuant to the provisions of the BC Act, and continue as one company in the manner set out herein and with the effect set out in section 252 of the BC Act. Each of Peruvian, Glenex and Stockscape shall, on the Effective Date, contribute to Amalco all of its assets, subject to all of its liabilities and Amalco shall assume all such liabilities.

(2) The name of Amalco shall be "Bradstone Equity Partners, Inc." or such other name as the directors of the Companies may ~~agree~~determine, which other name shall be disclosed to the Shareholders at the Meetings prior to the approval ~~thereof~~of the Arrangement and shall be acceptable to the Registrar and all other regulatory authorities having jurisdiction.

(3) The registered and records office of Amalco shall be located at 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5.

(4) Amalco shall be authorized to issue 400,000,000 Shares consisting of 100,000,000 First Preferred shares without par value, issuable in series, 100,000,000 Second Preferred shares without par value, issuable in series, 100,000,000 Amalco Class A Shares and 100,000,000 Amalco Class B Shares. The Memorandum of Amalco shall be as set forth in Appendix "A" attached hereto, and the Articles of Amalco shall be as set forth in Appendix "B" attached hereto.

(5) The first annual general meeting of Amalco will be held in the month of, or prior to June, 2003.

(6) The fiscal year-end of Amalco shall be December 31;

(7)The issued and outstanding shares of each of Bradstone, Peruvian, Glenex and Stockscape shall, on the Effective Date, be cancelled and exchanged as follows:

  the issued Bradstone Class A Shares shall be cancelled without any repayment of capital in respect thereof and holders of Bradstone Class A Shares (other than holders exercising dissent rights) will receive one (1) Amalco Class A Share for each Bradstone Class A Share;

  the issued Bradstone Class B Shares shall be cancelled without any repayment of capital in respect thereof and holders of Bradstone Class B Shares (other than holders exercising dissent rights) will receive one (1) Amalco Class B Share for each Bradstone Class B Share;

  the issued Peruvian Shares shall be cancelled without any repayment of capital in respect thereof and holders of Peruvian Shares (other than holders exercising dissent rights) will receive one (1) Amalco Class A Share for every 1.7156 Peruvian Shares;

  the issued Glenex Shares shall be cancelled without any repayment of capital in respect thereof and holders of Glenex Shares (other than holders exercising dissent rights) will receive one (1) Amalco Class A Share for every 2.2680 Glenex Shares;

  the issued Stockscape Shares shall be cancelled without any repayment of capital in respect thereof and holders of Stockscape Shares (other than holders exercising dissent rights) will receive one (1) Amalco Class A Share for every 4.1387 Stockscape Shares;

(8) holders of outstanding options, warrants and other convertible securities of Bradstone, Peruvian, Glenex and Stockscape will exchange such securities for options, warrants and other convertible securities of Amalco on the same exchange ratios and with corresponding changes to the exercise prices based on the share exchange ratios set out in Subsections 3.01(7)(a), (b), (c), (d) and (e) above, respectively, and having the same exercise and conversion periods as the securities exchanged therefor;

(9) The first directors of Amalco shall be the following persons:
Name	Municipality of Residence
Robert G. Atkinson	West Vancouver, British Columbia
Brian E. Bayley	North Vancouver, British Columbia
Gordon D. Ewart	~~Toronto~~Cobourg, Ontario
Edward L. Mercaldo	Del Mar, California
A. Murray Sinclair	Vancouver, British Columbia
John J. Fleming	Calgary, Alberta
Andrew F.B. Milligan	Vancouver, British Columbia

(10) The first officers of Amalco shall be the following persons:
Name	Office	Municipality of Residence
Robert G. Atkinson	Co-Chairman	West Vancouver, British Columbia
Gordon D. Ewart	Co-Chairman	Cobourg, Ontario
Brian E. Bayley	President	North Vancouver, British Columbia
A. Murray Sinclair	Managing Director	Vancouver, British Columbia
Sandra Lee	Corporate Secretary	Vancouver, British Columbia
K. Peter Miller	Chief Financial Officer	West Vancouver, British Columbia

(11) The reduction of the amount of the paid up capital attributable to the Amalco Shares upon implementation of the Arrangement by an amount equal to the Accumulated Defecit of Amalco at that date in order that the Accumulated Deficit of Amalco be eliminated.

ARTICLE FOUR

Rights of Dissent

Rights of Dissent

4.01 Holders of Bradstone Shares, Peruvian Shares, Glenex Shares and Stockscape Shares may exercise rights of dissent pursuant to and in the manner set forth in section 207 of the BC Act and the Interim Order provided that the notice of dissent is given by 11:00 a.m. on the day before ~~48 hours in advance of the date of~~ the Bradstone Meeting, the Peruvian Meeting, the Glenex Meeting and the Stockscape Meeting, as the case may be. Holders who duly exercise such rights of dissent and who are:

(a) entitled to be paid fair value for their Bradstone Shares, Peruvian Shares, Glenex Shares and Stockscape Shares shall be deemed to have had their Bradstone Shares, Peruvian Shares, Glenex Shares and Stockscape Shares cancelled on the Effective Date; or

(b) not entitled to be paid fair value for any reason for their Bradstone Shares, Peruvian Shares, Glenex Shares and Stockscape Shares, shall be deemed to have participated in the Arrangement on the same basis as any non-dissenting holder of Bradstone Shares, Peruvian Shares, Glenex Shares and Stockscape Shares and shall ultimately receive ~~Bradstone~~ Amalco Shares on the basis determined in accordance with Section 3.01(7) of this Plan of Arrangement.

ARTICLE FIVE

Certificates and Documentation

Entitlement to Bradstone Share Certificates

5.01 After the Effective Date, the former holders of Bradstone Class A Shares, Peruvian Shares, Glenex Shares and Stockscape Shares shall be entitled to receive certificates representing Amalco Class A Shares for their Bradstone Class A Shares Peruvian Shares, Glenex Shares and Stockscape Shares exchanged on the basis set forth in Section 3.01(7).

5.02 After the Effective Date, the former holders of Bradstone Class B Shares shall be entitled to receive certificates representing Amalco Class B Shares for their Bradstone Class B Shares exchanged on the basis set forth in 3.01(7).

Fractional Shares

5.03 No fractional shares will be issued by Amalco, and no cash will be paid in lieu thereof. Any fractions resulting will be rounded to the nearest whole number, with fractions of one-half or more being rounded to the next whole number.

Entitlement to Options, Warrants and other Convertible Securities of Bradstone

5.04 After the Effective Date, the holders of outstanding options, warrants and other convertible securities of Bradstone, Peruvian, Glenex and Stockscape shall be entitled to receive documentation evidencing options, warrants and other convertible securities of Amalco on the same exchange ratio and with corresponding changes to the exercise prices based on the share exchange ratios set out in Section 3.01(7), and having the same exercise and conversion periods as the securities exchanged therefor.

Transmittal

5.05 As soon as practicable after the Effective Date, Amalco shall forward to each holder of Bradstone Shares, Peruvian Shares, Glenex Shares and Stockscape Shares to which Section 3.01(7) applies at the addresses of such holders as it appeared in the relevant register of Bradstone, Peruvian, Glenex and Stockscape a letter of transmittal containing, among other things, instructions for obtaining delivery of certificates representing the Amalco Shares pursuant to this Plan. Such holders shall be entitled to receive certificates representing the Amalco Shares which such holder is entitled to receive pursuant to Section 3.07, upon delivering the certificate formerly representing such holder's shares to the Depositary, or as the Depositary may otherwise direct, in accordance with the instructions contained in the said letter of transmittal. Such certificate formerly representing such holder's shares shall be accompanied by the said letter of transmittal, duly completed, and such other documents as the Depositary may reasonably require. The Depositary shall register the Amalco Shares in such name, and shall deliver by first class mail, postage paid, or, in the case of postal disruption, by such other means as the Depositary deems prudent, such shares to such address as such holder may direct in such letter of transmittal, as soon as practicable after receipt by the Depositary of such documents.

Termination of Rights

5.06 Any certificate formerly representing Bradstone Shares, Peruvian Shares, Glenex Shares or Stockscape Shares that is not deposited with all other documents as provided in Section 5.05 on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder of such Bradstone Shares, Peruvian Shares, Glenex Shares or Stockscape Shares to receive Amalco Shares shall be deemed to be surrendered to Amalco together with all dividends or distributions thereon held for such holder.

Distributions

5.07 All dividends paid or distributions made in respect of the Amalco Shares issued to a former holder of Bradstone Shares, Peruvian Shares, Glenex Shares or Stockscape Shares for which a certificate representing Amalco Shares has not been delivered to such holder in accordance with Section 5.05 shall be paid or delivered to the Depositary to be held, subject to Section 5.06 hereof, in trust for such holder for delivery to the holder, net of all withholding and other taxes, upon delivery of the certificate in accordance with Section 5.05.

ARTICLE SIX

Amendment

Plan of Arrangement Amendment

5.01 Bradstone, Glenex, Stockscape and Peruvian reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time, provided that any such amendment, modification or supplement must be contained in a written document which is filed with the Court and, if made following the Meetings, approved by the Court and communicated to their respective Shareholders in the manner required by the Court (if applicable).

5.02 Any amendment, modification or supplement to this Plan of Arrangement, if agreed to by all of Bradstone, Glenex, Stockscape and Peruvian may be made at any time prior to or at the Meetings with or without any other prior notice or communication and, if so proposed and accepted by the persons voting at the Meetings shall become part of this Plan of Arrangement for all purposes.

5.03 Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Meetings shall be effective only if it is consented to by each of Bradstone, Glenex, Stockscape and Peruvian.

APPENDIX "A"

COMPANY ACT

MEMORANDUM

OF

BRADSTONE EQUITY PARTNERS, INC.

I wish to be formed into a company with limited liability under the Company Act in pursuance of this memorandum.

1. The name of the company is "Bradstone Equity Partners, Inc.".

2. The authorized capital of the company consists of FOUR HUNDRED MILLION (400,000,000) shares consisting of ONE HUNDRED MILLION (100,000,000) First Preferred Shares, ONE HUNDRED MILLION (100,000,000) Second Preferred Shares, ONE HUNDRED MILLION (100,000,000) Class "A" Subordinate Voting Shares and ONE HUNDRED MILLION (100,000,000) Class "B" Multiple Voting Shares, in each case without par or nominal value. The special rights and res~~p~~trictions attached to the First Preferred Shares, Second Preferred Shares, Class "A" Subordinate Voting Shares and Class "B" Multiple Voting Shares as are set out in the Articles of the Company.

3. I agree to take the number and kind of shares in the company set opposite my name.

APPENDIX "B"

ARTICLES OF

BRADSTONE EQUITY PARTNERS, INC.

PART ARTICLE PAGE

1 INTERPRETATION 1

2 SHARES AND SHARE CERTIFICATES 1

3 ISSUE OF SHARES 3

4 SHARE REGISTERS 3

5 TRANSFER AND TRANSMISSION OF SHARES 4

6 ALTERATION OF CAPITAL 5

7 PURCHASE AND REDEMPTION OF SHARES 6

8 BORROWING POWERS 7

9 GENERAL MEETINGS 8

10 PROCEEDINGS AT GENERAL MEETINGS 9

11 VOTES OF MEMBERS 11

12 DIRECTORS 13

13 ELECTION AND REMOVAL OF DIRECTORS 14

14 POWERS AND DUTIES OF DIRECTORS 16

15 DISCLOSURE OF INTEREST OF DIRECTORS 16

16 PROCEEDINGS OF DIRECTORS 17

17 EXECUTIVES AND OTHER COMMITTEES 19

18 OFFICERS 19

19 INDEMNITY AND PROTECTION OF DIRECTORS,
OFFICERS AND EMPLOYEES 20

20 DIVIDENDS AND RESERVE 21

21 DOCUMENTS, RECORDS AND REPORTS 22

22 NOTICES 23

23 RECORD DATES 23

24 SEAL 24

25 PROHIBITIONS 25

26 SPECIAL RIGHTS AND RESTRICTIONS----------------------------- 25

PROVINCE OF BRITISH COLUMBIA

COMPANY ACT

ARTICLES OF

BRADSTONE EQUITY PARTNERS, INC.

PART I

INTERPRETATION

1.1 In these Articles, unless there is something in the subject or context inconsistent therewith:

"Board" and "the Directors" or "the directors" mean the Directors or sole Director of the Company for the time being.

"Company Act" means the Company Act of the Province of British Columbia as from time to time enacted and all amendments thereto and includes the regulations made pursuant thereto.

"seal" means the common seal of the Company.

"month" means calendar month.

"registered owner" or "registered holder" when used with respect to a share in the authorized capital of the Company means the person registered in the register of members in respect of such share.

Expressions referring to writing shall be construed as including references to printing, lithography, typewriting, photography and other modes of representing or reproducing words in a visible form.

Words importing the singular include the plural and vice versa; and words importing male persons include female persons; and words importing persons shall include corporations.

1.2 The meaning of any words or phrases defined in the Company Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

1.3 The Rules of Construction contained in the Interpretation Act shall apply, mutatis mutandis, to the interpretation of these Articles.

PART 2

SHARES AND SHARE CERTIFICATES

2.1 Every member is entitled, without charge, to one certificate representing the share or shares of each class held by him, provided that, in respect of a share or shares held jointly by several persons, the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a share to one of several joint registered holders or to his duly authorized agent shall be sufficient delivery to all; and provided further that the Company shall not be bound to issue certificates representing redeemable shares, if such shares are to be redeemed within one month of the date on which they were allotted. Any share certificate may be sent through the mail by registered prepaid mail to the member entitled thereto, and neither the Company nor any transfer agent shall be liable for any loss occasioned to the member owing to any such share certificate so sent being lost in the mail or stolen.

2.2 If a share certificate

(i) is worn out or defaced, the Directors shall, upon production to them of the said certificate and upon such other terms, if any, as they may think fit, order the said certificate to be cancelled and shall issue a new certificate in lieu thereof;

(ii) is lost, stolen or destroyed, then, upon proof thereof to the satisfaction of the Directors and upon such indemnity, if any, as the Directors deem adequate being given, a new share certificate in lieu thereof shall be issued to the person entitled to such lost, stolen or destroyed certificate; or

(iii) represents more than one share and the registered owner thereof surrenders it to the Company with a written request that the Company issue in his name two or more certificates each representing a specified number of shares and in the aggregate representing the same number of shares as the certificate so surrendered, the Company shall cancel the certificate so surrendered and issue in lieu thereof certificates in accordance with such request.

Such sum as the Directors may from time to time prescribe shall be paid to the Company for each certificate to be issued under this Article.

2.3 Every share certificate shall be signed manually by at least one officer or Director of the Company or by or on behalf of a registrar, branch registrar, transfer agent or branch transfer agent of the Company and any additional signatures may be printed or otherwise mechanically reproduced and, in such event, a certificate so signed is as valid as if signed manually, notwithstanding that any person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that he is stated on such certificate to hold at the date of the issue of a share certificate.

2.4 Except as required by law, statute or these Articles, no person shall be recognized by the Company as holding any share upon any trust and the Company shall not be bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or in any fractional part of a share or (except only as by law, statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in its registered holder.

PART 3

ISSUE OF SHARES

3.1 Subject to Article 3.2 and to any direction to the contrary contained in a resolution passed at a general meeting authorizing any increase or alteration of capital, the shares shall be under the control of the Directors who may, subject to the rights of the holders of the shares of the Company for the time being issued, issue, allot, sell or otherwise dispose of, or grant options on, issue warrants for or otherwise deal in, shares authorized but not outstanding at such times, to such persons (including Directors) , in such manner, upon such terms and conditions, and at such price or for such consideration, as they, in their absolute discretion, may determine.

3.2 If the Company is, or becomes, a company which is not a reporting company and the Directors are required by the Company Act before allotting any shares to offer them pro rata to the members, the Directors shall, before allotting any shares, comply with the applicable provisions of the Company Act.

3.3 Subject to the provisions of the Company Act, the Company, or the Directors on behalf of the Company, may pay a commission or allow a discount to any person in consideration of his subscribing or agreeing to subscribe, whether absolutely or conditionally, for any shares in the Company, or procuring or agreeing to procure subscriptions, whether absolutely or conditionally, for any such shares, provided that, if the Company is not a specially limited company, the rate of the commission and discount shall not in the aggregate exceed twenty-five per centum of the amount of the subscription price of such shares.

3.4 No share may be issued until it is fully paid and the Company shall have received the full consideration therefor in cash, property or past services actually performed for the Company. The value of property or services for the purpose of this Article shall be the value determined by the Directors by resolution to be, in all circumstances of the transaction, the fair market value thereof.

PART 4

SHARE REGISTERS

4.1 The Company shall keep or cause to be kept within British Columbia, a register of members, a register of transfers and a register of allotments, all as required by the Company Act, and may combine one or more of such registers. If the Company's capital shall consist of more than one class of shares, a separate register of members, register of transfers and register of allotments may be kept in respect of each class of shares. The Directors, on behalf of the Company, may appoint a trust company to keep the register of members, register of transfers and register of allotments or, if there is more than one class of shares, the Directors may appoint a trust company, which need not be the same trust company, to keep the register of members, the register of transfers and the register of allotments for each class of shares. The Directors, on behalf of the Company, may also appoint one or more trust companies, including the trust company which keeps the said registers of its shares or of a class thereof, as transfer agent for its shares or such class thereof, as the case may be, and the same or another trust company or companies as registrar for its shares or such class thereof, as the case may be. The Directors may terminate the appointment of any such trust company at any time and may appoint another trust company in its place.

4.2 Unless prohibited by the Company Act, the Company may keep or cause to be kept one or more branch registers of members at such place or places, either within or outside British Columbia, as the Directors may from time to time determine.

4.3 The Company shall not at any time close its register of members.

PART 5

TRANSFER AND TRANSMISSION OF SHARES

5.1 Subject to the provisions of the Memorandum and of these Articles that may be applicable, any member may transfer any of his shares by instrument in writing executed by or on behalf of such member and delivered to the Company or its transfer agent. The instrument of transfer of any share of the Company shall be in the form, if any, on the back of the Company's share certificates or in such other form as the Directors may from time to time approve. Except to the extent that the Company Act may otherwise provide, the transferor shall be deemed to remain the holder of the shares until the name of the transferee is entered in the register of members or a branch register of members in respect thereof.

5.2 The signature of the registered owner of any shares, or of his duly authorized attorney, upon an authorized instrument of transfer shall constitute a complete and sufficient authority to the Company, its Directors, officers and agents to register, in the name of the transferee as named in the instrument of transfer, the number of shares specified therein or, if no number is specified, all the shares of the registered owner represented by share certificates deposited with the instrument of transfer. If no transferee is named in the instrument of transfer, the instrument of transfer shall constitute a complete and sufficient authority to the Company, its Directors, officers and agents to register, in the name of the person in whose behalf any certificate for the shares to be transferred is deposited with the Company for the purpose of having the transfer registered, the number of shares specified in the instrument of transfer or, if no number is specified, all the shares represented by all share certificates deposited with the instrument of transfer.

5.3 Neither the Company nor any Director, officer or agent thereof shall be bound to inquire into the title of the person named in the form of transfer as transferee or, if no person is named therein as transferee, of the person on whose behalf the certificate is deposited with the Company for the purpose of having the transfer registered or be liable to any claim by such registered owner or by any intermediate owner or holder of the certificate or of any of the shares represented thereby or any interest therein for registering the transfer, and the transfer, when registered, shall confer upon the person in whose name the shares have been registered a valid title to such shares.

5.4 Every instrument of transfer shall be executed by the transferor and left at the registered office of the Company or at the office of its transfer agent or registrar for registration, together with the share certificate for the shares to be transferred and such other evidence, if any, as the Directors or the transfer agent or registrar may require to prove the title of the transferor or his right to transfer the shares and the right to the transferee to have the transfer registered. All instruments of transfer where the transfer is registered shall be retained by the Company or its transfer agent or registrar and any instrument of transfer where the transfer is not registered shall be returned to the person depositing the same, together with the share certificate which accompanied the same when tendered for registration.

5.5 There shall be paid to the Company in respect of the registration of any transfer such sum, if any, as the Directors may from time to time determine.

5.6 In the case of the death of a member, the survivor or survivors, where the deceased was a joint registered holder, and the legal personal representative of the deceased, where he was the sole holder, shall be the only persons recognized by the Company as having any title to his interest in the shares. Before recognizing any legal personal representative, the Directors may require him to obtain a grant of probate or letters of administration in British Columbia.

5.7 Upon the death or bankruptcy of a member, his personal representative or trustee in bankruptcy, although not a member, shall have the same rights, privileges and obligations that attach to the shares formerly held by the deceased or bankrupt member if the documents required by the Company Act shall have been deposited at the Company's registered office.

5.8 Any person becoming entitled to a share in consequence of the death or bankruptcy of a member shall, upon such documents and evidence being produced to the Company as the Company Act requires, or who becomes entitled to a share as a result of an order of a Court of competent jurisdiction or a statute, has the right either to be registered as a member in his representative capacity in respect of such share, or, if he is a personal representative, instead of being registered himself, to make such transfer of the share as the deceased or bankrupt person could have made; but the Directors shall, as regards a transfer by a personal representative or trustee in bankruptcy, have the same right, if any, to decline or suspend registration of a transferee as they would have in the case of a transfer of a share by the deceased or bankrupt person before the death or bankruptcy.

PART 6

ALTERATION OF CAPITAL

6.1 The Company may, by ordinary resolution filed with the Registrar, amend its Memorandum to increase the authorized capital of the Company by:

(i) creating shares with par value or shares without par value, or both;

(ii) increasing the number of shares with par value or shares without par value, or both; or

(iii) increasing the par value of a class of shares with par value, if no shares of that class are issued.

6.2 The Company may, by special resolution, alter its Memorandum to subdivide, consolidate, change from shares with par value to shares without par value, or from shares without par value to shares with par value, or change the designation of all or any of its shares but only to such extent, in such manner and with such consents of members holding a class of shares which is the subject of or affected by such alteration, as the Company Act provides.

6.3 The Company may alter its Memorandum or these Articles:

(i) by special resolution, to create, define and attach special rights or restrictions to any shares, and

(ii) by special resolution and by otherwise complying with any applicable provision of its Memorandum or these Articles, to vary or abrogate any special rights and restrictions attached to any shares and in each case by filing a certified copy of such resolution with the Registrar but no right or special right attached to any issued shares shall be prejudiced or interfered with unless all members holding shares of each class whose right or special right is so prejudiced or interfered with consent thereto in writing, or unless a resolution consenting thereto is passed at a separate class meeting of the holders of the shares of each such class by a majority of three-fourths, or such greater majority as may be specified by the special rights attached to the class of shares, of the issued shares of such class.

6.4 Notwithstanding such consent in writing or such resolution, no such alteration shall be valid as to any part of the issued shares of any class unless the holders of the rest of the issued shares of such class either all consent thereto in writing or consent thereto by a resolution passed by the votes of members holding three-fourths of the rest of such shares.

6.5 If the Company is or becomes a reporting company, no resolution to create, vary or abrogate any special right of conversion attaching to any class of shares shall be submitted to any meeting of members unless, if so required by the Company Act, the Superintendent of Brokers for British Columbia shall have consented to the resolution.

6.6 Unless these Articles otherwise provide, the provisions of these Articles relating to general meetings shall apply, with the necessary changes and so far as they are applicable, to a class meeting of members holding a particular class of shares but the quorum at a class meeting shall be one person holding or representing by proxy one-third of the shares affected.

PART 7

PURCHASE AND REDEMPTION OF SHARES

7.1 Subject to the special rights and restrictions attached to any class or series of shares, the Company may, by a resolution of the Directors and in compliance with the Company Act, purchase any of its shares at the price and upon the terms specified in such resolution or redeem any class or series of its shares in accordance with the special rights and restrictions attaching thereto. No such purchase or redemption shall be made if the Company is insolvent at the time of the proposed purchase or redemption or if the proposed purchase or redemption would render the Company insolvent. Unless otherwise permitted under the Company Act, the Company shall make its offer to purchase pro rata to every member who holds shares of the class or kind, as the case may be, to be purchased.

7.2 If the Company proposes at its option to redeem some but not all of the shares of any class, the Directors may, subject to the special rights and restrictions attached to such class of shares, decide the manner in which the shares to be redeemed shall be selected.

7.3 Subject to the provisions of the Company Act, any shares purchased or redeemed by the Company may be sold or issued by it, but, while such shares are held by the Company, it shall not exercise any vote in respect of these shares and no dividend or other distribution shall be paid or made thereon.

PART 8

BORROWING POWERS

8.1 The Directors may from time to time on behalf of the Company:

(i) borrow money in such manner and amount, on such security, from such sources and upon such terms and conditions as they think fit,

(ii) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person, and

(iii) mortgage, pledge, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future).

8.2 Any bonds, debentures or other debt obligations of the Company may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, drawing, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Company, appointment of Directors or otherwise and may, by their terms, be assignable free from any equities between the Company and the person to whom they were issued or any subsequent holder thereof, all as the Directors may determine.

8.3 The Company shall keep or cause to be kept within the Province of British Columbia in accordance with the Company Act a register of its debentures and a register of debentureholders which registers may be combined and, subject to the provisions of the Company Act, may keep or cause to be kept one or more branch registers of its debentureholders at such place or places as the Directors may from time to time determine and the Directors may by resolution, regulation or otherwise make such provisions as they think fit respecting the keeping of such branch registers.

8.4 Every bond, debenture or other debt obligation of the Company shall be signed manually by at least one Director or officer of the Company or by or on behalf of a trustee, registrar, branch registrar, transfer agent or branch transfer agent for the bond, debenture or other debt obligation appointed by the Company or under any instrument under which the bond, debenture or other debt obligation is issued and any additional signatures may be printed or otherwise mechanically reproduced thereon and, in such event, a bond, debenture or other debt obligation so signed is as valid as if signed manually notwithstanding that any person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that he is stated on such bond, debenture or other debt obligation to hold at the date of the issue thereof.

8.5 The Company shall keep or cause to be kept a register of its indebtedness to every Director or officer of the Company or an associate of any of them in accordance with the provisions of the Company Act.

PART 9

GENERAL MEETINGS

9.1 Subject to any extensions of time permitted pursuant to the Company Act, the first annual general meeting of the Company shall be held in the month of, or prior to June, 2003 and thereafter an annual general meeting shall be held once in every calendar year at such time (not being more than thirteen months after the holding of the last preceding annual general meeting) and place as may be determined by the Directors.

9.2 If the Company is, or becomes, a company which is not a reporting company and all the members entitled to attend and vote at an annual general meeting consent in writing to all the business which is required or desired to be transacted at the meeting, the meeting need not be held.

9.3 All general meetings other than annual general meetings are herein referred to as and may be called extraordinary general meetings.

9.4 The Directors may, whenever they think fit, convene an extraordinary general meeting. An extraordinary general meeting, if requisitioned in accordance with the Company Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the Company Act.

9.5 If the Company is, or becomes, a reporting company, advance notice of any general meeting at which Directors are to be elected shall be published in the manner required by the Company Act.

9.6 A notice convening a general meeting specifying the place, the day and the hour of the meeting and, in the case of special business, the general nature of that business, shall be given as provided in the Company Act and in the manner hereinafter in these Articles mentioned or in such other manner, if any, as may be prescribed by ordinary resolution, whether previous notice thereof has been given or not, to such persons as are entitled by law or under these Articles to receive such notice from the Company. Accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any member shall not invalidate the proceedings at that meeting.

9.7 All the members of the Company entitled to attend and vote at a general meeting may, by unanimous consent in writing given before, during or after the meeting or, if they are present at the meeting, by a unanimous vote, waive or reduce the period of notice of such meeting and an entry in the minute book of such waiver or reduction shall be sufficient evidence of the due convening of the meeting.

9.8 Except as otherwise provided by the Company Act, where any special business at a general meeting includes considering, approving, ratifying, adopting or authorizing any document or the execution thereof or the giving of effect thereto, the notice convening the meeting shall, with respect to such document, be sufficient if it states that a copy of the document or proposed document is or will be available for inspection by members at the registered office or records office of the Company or at some other place in British Columbia designated in the notice during usual business hours up to the date of such general meeting.

PART 10

PROCEEDINGS AT GENERAL MEETINGS

10.1 All business shall be deemed special business which is transacted at

(i) an extraordinary general meeting other than the conduct of and voting at such meeting; and

(ii) an annual general meeting, with the exception of the conduct of, and voting at, such meeting, the consideration of the financial statement and of the respective reports of the Directors and Auditor, fixing or changing the number of Directors, the election of Directors, the appointment of the Auditor, the fixing of the remuneration of the Auditor and such other business as by these Articles or the Company Act may be transacted at a general meeting without prior notice thereof being given to the members or any business which is brought under consideration by the report of the Directors.

10.2 No business, other than election of the chairman or the adjournment of the meeting, shall be transacted at any general meeting unless a quorum of members, entitled to attend and vote, is present at the commencement of the meeting, but the quorum need not be present throughout the meeting.

10.3 Save as herein otherwise provided, a quorum shall be two members or proxyholders present. If there is only one member, the quorum is one person present and being, or representing by proxy, such member. The Directors, the Secretary or, in his absence, an assistant Secretary, and the solicitor of the Company shall be entitled to attend at any general meeting but no such person shall be counted in the quorum or be entitled to vote at any general meeting unless he is a member or proxyholder entitled to vote thereat.

10.4 If, within half an hour from the time appointed for a general meeting a quorum is not present, the meeting, if convened upon the requisition of members, shall be dissolved. In any other case, it shall stand adjourned to the same day in the next week, at the same time and place, and, if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the person or persons present and being, or representing by proxy, a member or members entitled to attend and vote at the meeting shall be a quorum.

10.5 The Chairman of the Board, if any, or in his absence the President of the Company shall be entitled to preside as Chairman at every general meeting of the Company.

10.6 If at any general meeting neither the Chairman of the Board nor the President is present within fifteen minutes after the time appointed for holding the meeting or is willing to serve as Chairman, the members present shall choose a Chairman.

10.7 The Chairman may and shall, if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for thirty days or more, notice, but not "advance notice", of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting.

10.8 No motion proposed at a general meeting need be seconded and the Chairman may propose or second a motion.

10.9 Subject to the provisions of the Company Act, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands) a poll is directed by the Chairman or demanded by at least one member entitled to vote who is present in person or by proxy. The Chairman shall declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, and such decision shall be entered in the minute book of the Company. A declaration by the Chairman that a resolution has been carried, or carried unanimously, or by a particular majority, or lost or not carried by a particular majority and an entry to that effect in the minute book of the Company shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against that resolution.

10.10 In the case of an equality of votes, whether on a show of hands or on a poll, the Chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall not be entitled to a second or casting vote.

10.11 No poll may be demanded on the election of a Chairman. A poll demanded on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken as soon as, in the opinion of the Chairman, is reasonably convenient, but in no event later than seven days after the meeting and at such time and place and in such manner as the Chairman of the meeting directs. The result of the poll shall be deemed to be the resolution of and passed at the meeting at which the poll was demanded.

Any business other than that upon which the poll has been demanded may be proceeded with pending the taking of the poll. A demand for a poll may be withdrawn. In any dispute as to the admission or rejection of a vote, the decision of the Chairman made in good faith shall be final and conclusive.

10.12 Every ballot cast upon a poll and every proxy appointing a proxyholder who casts a ballot upon a poll shall be retained by the Secretary for such period and be subject to such inspection as the Company Act may provide.

10.13 On a poll, a person entitled to cast more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

10.14 Unless the Company Act, the Memorandum or these Articles otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution.

PART 11

VOTES OF MEMBERS

11.1 Subject to any special voting rights or restrictions attached to any class of shares and the restrictions on joint registered holders of shares, on a show of hands every member who is present in person and entitled to vote thereat shall have one vote and on a poll every member shall have one vote for each share of which he is the registered holder and may exercise such vote either in person or by proxyholder.

11.2 Any person who is not registered as a member but is entitled to vote at any general meeting in respect of a share may vote the share in the same manner as if he were a member; but, unless the Directors have previously admitted his right to vote at that meeting in respect of the share, he shall satisfy the Directors of his right to vote the share before the time for holding the meeting or adjourned meeting, as the case may be, at which he proposes to vote.

11.3 Any corporation not being a subsidiary which is a member of the Company may by resolution of its directors or other governing body authorize such person as it thinks fit to act as its representative at any general meeting or class meeting. The person so authorized shall be entitled to exercise in respect of and at such meeting the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company personally present including, without limitation, the right, unless restricted by such resolution, to appoint a proxyholder to represent such corporation, and shall be counted for the purpose of forming a quorum if present at the meeting. Evidence of the appointment of any such representative may be sent to the Company by written instrument, telegram, telex or any method of transmitting legibly recorded messages. Notwithstanding the foregoing, a corporation which is a member may appoint a proxyholder.

11.4 In the case of joint registered holders of a share, the vote of the senior who exercises a vote, whether in person or by proxyholder, shall be accepted to the exclusion of the votes of the other joint registered holders; and for this purpose seniority shall be determined by the order in which the names stand in the register of members. Several legal personal representatives of a deceased member whose shares are registered in his sole name shall for the purpose of this Article be deemed joint registered holders.

11.5 A member of unsound mind entitled to attend and vote, in respect of whom an order has been made by any court having jurisdiction, may vote, whether on a show of hands or on a poll, by his committee, curator bonis or other person in the nature of a committee or curator bonis appointed by that court, and any such committee, curator bonis or other person may appoint a proxyholder.

11.6 A member holding more than one share in respect of which he is entitled to vote shall be entitled to appoint one or more (but not more than five) proxyholders to attend, act and vote for him on the same occasion. If such a member should appoint more than one proxyholder for the same occasion, he shall specify the number of shares each proxyholder shall be entitled to vote. A member may also appoint one or more alternate proxyholders to act in the place and stead of an absent proxyholder.

11.7 A form of proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under the seal of the corporation or under the hand of a duly authorized officer or attorney. A proxyholder need not be a member of the Company if:

(i) the Company is, at the time, a reporting company, or

(ii) the member appointing the proxyholder is a corporation, or

(iii) the Company shall have, at the time, only one member, or

(iv) the persons present in person or by proxy and entitled to vote at the meeting by resolution permit the proxyholder to attend and vote; for the purpose of such resolution, the proxyholder shall be counted in the quorum but shall not be entitled to vote and in all other cases a proxyholder must be a member.

11.8 A proxy and any power of attorney or other authority under which it is signed or a notarially certified copy of the power or authority shall be deposited at the place specified for that purpose in the notice of meeting or, in the documents mailed to the members with the notice of meeting or, if no place is so specified, at the registered office of the Company before the time for holding the meeting at which the person named in the proxy proposes to vote or such earlier time as the Directors may determine. In default, the proxy will not be treated as valid.

11.9 Unless the Company Act or any other statute or law which is applicable to the Company or to any class of its shares requires any other form of proxy, a proxy, whether for a specified meeting or otherwise, shall be in the form following, but may also be in any other form that the Directors or the Chairman of the meeting shall approve:

"The undersigned member of __________________________________________ (hereinafter called the "Company") hereby appoints________________________, or failing him, ________________________or failing either of them, as the proxyholder for and on behalf of the undersigned to attend, act and vote for and on behalf of the undersigned at the general meeting of the members of the Company to be held on _______________________and at any adjournments thereof, to the same extent and with the same powers as if the undersigned were present at the said meeting, or any adjournment thereof, and the persons named are specifically directed to vote as indicated below:

Dated:

Signature of Member"

11.10 A vote given in accordance with the terms of a proxy is valid, notwithstanding the previous death or incapacity of the member giving the proxy or the revocation of the proxy or of the authority under which the form of proxy was executed or the transfer of the share or shares in respect of which the proxy is given, provided that no notification in writing of such death, incapacity, revocation or transfer shall have been received at the registered office of the Company or by the Chairman of the meeting or adjourned meeting for which the proxy was given before the vote is taken.

11.11 Every proxy may be revoked by an instrument in writing

(i) executed by the member giving the same or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer or attorney of the corporation; and

(ii) delivered either at the registered office of the Company at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof at which the proxy is to be used, or to the Chairman of the meeting on the day of the meeting or any adjournment thereof before any vote in respect of which the proxy is to be used shall have been taken or in any other manner provided by law.

PART 12

DIRECTORS

12.1 The persons named in the Plan of Arrangement attached as Exhibit 1 to the Arrangement Agreement dated as of April 5, 2002 among Bradstone Equity Partners, Inc, Peruvian Gold Limited, Glenex Industries Inc. and Stockscape.com Technologies Inc. are the first Directors. The Directors to succeed the first Directors shall be elected or appointed in accordance with these Articles. The number of Directors, excluding additional Directors, may be fixed or changed from time to time by ordinary resolution, whether previous notice thereof has been given or not, but notwithstanding anything contained in these Articles, the number of Directors shall never be less than one or, if the Company is or becomes a reporting company, less than three.

12.2 The remuneration of the Directors as such may from time to time be determined by the Directors or, if the Directors shall so decide, by the members. Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a Director. The Directors shall be repaid such reasonable travelling, hotel and other expenses as they incur in and about the business of the Company and, if any Director shall perform any professional or other services for the Company that in the opinion of the Directors are outside the ordinary duties of a Director or shall otherwise be specially occupied in or about the Company's business, he may be paid a remuneration to be fixed by the Board or, at the option of such Director, by the Company in general meeting and such remuneration may be either in addition to, or in substitution for, any other remuneration that he may be entitled to receive. The Directors, on behalf of the Company, unless otherwise determined by ordinary resolution, may pay a gratuity or pension or allowance on retirement to any Director who has held any salaried office or place of profit with the Company or to his spouse or dependents and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

12.3 A Director shall not be required to hold a share in the capital of the Company as qualification for his office but shall be qualified as required by the Company Act to become or act as a Director.

PART 13

ELECTION AND REMOVAL OF DIRECTORS

13.1 At each annual general meeting of the Company all the Directors shall retire and the members entitled to vote thereat shall elect a Board of Directors. If the Company is, or becomes, a company that is not a reporting company and the business to be transacted at any annual general meeting is consented to in writing by all the members who are entitled to attend and vote thereat, such annual general meeting shall be deemed for the purpose of this Part to have been held on such written consent becoming effective.

13.2 A retiring Director shall be eligible for re-election.

13.3 Where the Company fails to hold an annual general meeting in accordance with the Company Act, the Directors then in office shall be deemed to have been elected or appointed as Directors on the last day on which the annual general meeting could have been held pursuant to these Articles and they may hold office until other Directors are appointed or elected or until the day on which the next annual general meeting is held.

13.4 If at any general meeting at which there should be an election of Directors, the places of any of the retiring Directors are not filled by such election, such of the retiring Directors who are not re-elected as Directors may be requested by the newly-elected Directors, and they shall, if willing to do so, continue in office to complete the number of Directors for the time being fixed pursuant to these Articles until further new Directors are elected at a general meeting convened for the purpose. If any such election or continuance of Directors does not result in the election or continuance of the number of Directors for the time being fixed pursuant to these Articles, such number shall be fixed at the number of Directors actually elected or continued in office or at such number as fixed by resolution at a general meeting.

13.5 Any casual vacancy occurring in the Board of Directors may be filled by resolution of the remaining Directors or Director.

13.6 Between successive annual general meetings, the Directors shall have power to appoint one or more additional Directors but not more than one-third of the number of Directors fixed pursuant to these Articles and in effect at the last general meeting at which Directors were elected. Any Director so appointed shall hold office only until the next following annual general meeting of the Company but shall be eligible for election at such meeting and, so long as he is an additional Director, the number of Directors shall be increased accordingly.

13.7 Any Director may, by instrument in writing delivered to the Company, appoint any person to be his alternate to act in his place at meetings of the Directors at which he is not present unless the Directors shall have reasonably disapproved the appointment of such person as an alternate Director and shall have given notice to that effect to the Director appointing the alternate Director within a reasonable time after delivery of such instrument to the Company. Every such alternate shall be entitled to notice of meetings of the Directors and to attend and vote as a Director at a meeting at which the person appointing him is not personally present, and, if he is a Director, to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time by instrument, telegram, telex or any method of transmitting legibly recorded messages delivered to the Company revoke the appointment of an alternate appointed by him. The remuneration payable to such an alternate shall be payable out of the remuneration of the Director appointing him.

13.8 The office of Director shall be vacated if the Director:

(i) resigns his office by notice in writing delivered to the registered office of the Company; or

(ii) is convicted of an indictable offence and the other Directors shall have resolved to remove him; or

(iii) ceases to be qualified to act as a Director pursuant to the Company Act.

13.9 The Company may, by special resolution, remove any Director before the expiration of his period of office and may, by an ordinary resolution, appoint another person in his stead.

PART 14

POWERS AND DUTIES OF DIRECTORS

14.1 The Directors shall manage, or supervise the management of, the affairs and business of the Company and shall have the authority to exercise all such powers of the Company as are not, by the Company Act or by the Memorandum or these Articles, required to be exercised by the Company in general meeting.

14.2 The Directors may from time to time by power of attorney or other instrument under the seal, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles and excepting the powers of the Directors relating to the constitution of the Board and of any of its committees and the appointment or removal of officers and the power to declare dividends) and for such period, which such remuneration and subject to such conditions as the Directors may think fit, and any such appointment may be made in favour of any of the Directors or any of the members of the Company or in favour of any corporation, or of any of the members, directors, nominees or managers of any corporation, firm or joint venture and any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the Directors think fit. Any such attorney may be authorized by the Directors to subdelegate all or any of the powers, authorities and discretions for the time being vested in him.

PART 15

DISCLOSURE OF INTEREST OF DIRECTORS

15.1 A Director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Company or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created to conflict with his duty or interest as a Director shall declare the nature and extent of his interest in such contract or transaction or of the conflict or potential conflict with his duty and interest as a Director, as the case may be, in accordance with the provisions of the Company Act.

15.2 A Director shall not vote in respect of any such contract or transaction with the Company in which he is interested and, if he shall do so, his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken. Subject to the provisions of the Company Act, the foregoing prohibitions shall not apply to

(i) any such contract or transaction relating to a loan to the Company, which a Director, or a specified corporation or a specified firm in which he has an interest, has guaranteed or joined in guaranteeing the repayment of the loan or any part of the loan;

(ii) any contract or transaction made or to be made with, or for the benefit of, an affiliated corporation of which a Director is a director;

(iii) determining the remuneration of the Directors;

(iv) purchasing and maintaining insurance to cover Directors against liability incurred by them as Directors; or

(v) the indemnification of any Director by the Company.

These exceptions may from time to time be suspended or amended to any extent approved by the Company in general meeting and permitted by the Company Act, either generally or in respect of any particular contract or transaction or for any particular period.

15.3 A Director may hold any office or place of profit with the Company (other than the office of auditor of the Company) in conjunction with his office of Director for such period and on such terms (as to remuneration or otherwise) as the Directors may determine and no Director or intended Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, and, subject to compliance with the provisions of the Company Act, no contract or transaction entered into by or on behalf of the Company in which a Director is in any way interested shall be liable to be voided by reason thereof.

15.4 Subject to compliance with the provisions of the Company Act, a Director or his firm may act in a professional capacity for the Company (except as auditor of the Company) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

15.5 A Director may be or become a director or other officer or employee of, or otherwise interested in, any corporation or entity in which the Company may be interested as a shareholder or otherwise, and, subject to compliance with the provisions of the Company Act, such Director shall not be accountable to the Company for any remuneration or other benefits received by him as director, officer or employee of, or from his interest in, such other corporation or firm, unless the Company in general meeting otherwise directs.

PART 16

PROCEEDINGS OF DIRECTORS

16.1 The Chairman of the Board, if any, or, in his absence, the President shall preside as Chairman at every meeting of the Directors. if there is no Chairman of the Board or neither the Chairman of the Board nor the President is present within 15 minutes of the time appointed for holding the meeting or is willing to act as Chairman or, if the Chairman of the Board, if any, and the President have advised the Secretary that they will not be present at the meeting, the Directors present shall choose one of their number to be Chairman of the meeting.

16.2 The Directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings, as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes, the Chairman shall have a second or casting vote. Meetings of the Board held at regular intervals may be held at such place, at such time and upon such notice, if any, as the Board may by resolution from time to time determine.

16.3 A meeting of the Board or of any committee of the Directors may be held by means of conference telephones or other communications facilities whereby all Directors participating in the meeting can hear each other provided that all such Directors agree to such participation. A Director participating in a meeting in accordance with this Article shall be deemed to be present at the meeting and to have so agreed and shall be counted in the quorum therefor and be entitled to speak and vote thereat.

16.4 A Director may, and the Secretary or an Assistant Secretary upon request of a Director shall, call a meeting of the Board at any time. Reasonable notice of such meeting specifying the place, day and hour of such meeting shall be given by mail, postage prepaid, addressed to each of the Directors and alternate Directors at his address as it appears on the books of the Company or by leaving it at his usual business or residential address or by telephone, telegram, telex or any method of transmitting legibly recorded messages. It shall not be necessary to give notice of a meeting of Directors to any Director or alternate Director if such meeting is to be held immediately following a general meeting at which such Director shall have been elected or is the meeting of Directors at which such Director is appointed.

16.5 Any Director of the Company may file with the Secretary a document executed by him waiving notice of any past, present or future meeting or meetings of the Directors being, or required to have been, sent to him and may at any time withdraw such waiver with respect to meetings held thereafter. After filing such waiver with respect to future meetings and until such waiver is withdrawn no notice need be given to such Director and, unless the Director otherwise requires in writing to the Secretary, to his alternate Director of any meeting of Directors and all meetings of the Directors so held shall be deemed not to be improperly called or constituted by reason of notice not having been given to such Director or alternate Director.

16.6 The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and, if not so fixed, shall be a majority of the Directors or, if the number of Directors is fixed at one, shall be one Director.

16.7 The continuing Directors may act notwithstanding any vacancy in their body, but, if and so long as their number is reduced below the number fixed pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number of Directors to that number or of summoning a general meeting of the Company, but for no other purpose.

16.8 Subject to the provisions of the Company Act, all acts done by any meeting of the Directors or of a committee of Directors, or by any person acting as a Director, shall, notwithstanding that it be afterwards discovered that there was some defect in the qualification, election or appointment of any such Directors or of the members of such committee or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly elected or appointed and was qualified to be a Director.

16.9 A resolution consented to in writing, whether by document, telegram, telex or any method of transmitting legibly recorded messages or other means, by all of the Directors shall be as valid and effectual as if it had been passed at a meeting of the Directors duly called and held. Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing. Such resolution shall be filed with the minutes of the proceedings of the Directors and shall be effective on the date stated thereon or on the latest date stated on any counterpart.

PART 17

EXECUTIVE AND OTHER COMMITTEES

17.1 The Directors may by resolution appoint one or more committees consisting of such member or members of their body as they think fit and may delegate to any such committee between meetings of the Board such powers of the Board (except the power to fill vacancies in the Board and the power to change the membership of or fill vacancies in any committee of the Board and the power to appoint or remove officers appointed by the Board) subject to such conditions as may be prescribed in such resolution, and all committees so appointed shall keep regular minutes of their transactions and shall cause them to be recorded in books kept for that purpose, and shall report the same to the Board of Directors at such times as the Board of Directors may from time to time require. The Directors shall also have power at any time to revoke or override any authority given to or acts to be done by any such committees except as to acts done before such revocation or overriding and to terminate the appointment or change the membership of a committee and to fill vacancies in it. Committees may make rules for the conduct of their business and may appoint such assistants as they may deem necessary. A majority of the members of a committee shall constitute a quorum thereof.

17.2 Any committee may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the members of the committee present and, in case of an equality of votes, the Chairman shall not have a second or casting vote. A resolution approved in writing by all the members of the Executive Committee or any other committee shall be as valid and effective as if it had been passed at a meeting of such committee duly called and constituted. Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing. Such resolution shall be filed with the minutes of the proceedings of the committee and shall be effective on the date stated thereon or on the latest date stated in any counterpart.

PART 18

OFFICERS

18.1 The Directors shall from time to time appoint a President and a Secretary and such other officers, if any, as the Directors shall determine and the Directors may, at any time, terminate any such appointment. No officer shall be appointed unless he is qualified in accordance with the provisions of the Company Act.

18.2 One person may hold more than one of such offices, except that the offices of President and Secretary must be held by different persons unless the Company has only one member. Any person appointed as the Chairman of the Board, the President or the managing Director shall be a Director. The other officers need not be Directors. The remuneration of the officers of the Company as such and the terms and conditions of their tenure of office or employment shall from time to time be determined by the Directors; such remuneration may be by way of salary, fees, wages, commission or participation in profits or any other means or all of these modes and an officer may, in addition to such remuneration, be entitled to receive, after he ceases to hold such office or leaves the employment of the Company, a pension or gratuity. The Directors may decide what functions and duties each officer shall perform and may entrust to and confer upon him any of the powers exercisable by them upon such terms and conditions and with such restrictions as they think fit and may from time to time revoke, withdraw, alter or vary all or any of such functions, duties and powers. The Secretary shall, inter alia, perform the functions of the Secretary specified in the Company Act.

18.3 Every officer of the Company who holds any office or possesses any property whereby, whether directly or indirectly, duties or interests might be created in conflict with his duties or interests as an officer of the Company shall, in writing, disclose to the President the fact and the nature, character and extent of the conflict.

PART 19

INDEMNITY AND PROTECTION OF DIRECTORS, OFFICERS AND EMPLOYEES

19.1 Subject to the provisions of the Company Act, the Directors shall cause the Company to indemnify a Director or former Director of the Company and the Directors may cause the Company to indemnify a Director or former Director of a corporation of which the Company is or was a shareholder and the heirs and personal representatives of any such person against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him or them including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which he is or they are made a party by reason of his being or having been a Director of the Company or a director of such corporation, including any action brought by the Company or any such corporation. Each Director of the Company on being elected or appointed shall be deemed to have contracted with the Company on the terms of the foregoing indemnity.

19.2 Subject to the provisions of the Company Act, the Directors may cause the Company to indemnify any officer, employee or agent of the Company or of a corporation of which the Company is or was a shareholder (notwithstanding that he is also a Director) and his heirs and personal representatives against all costs, charges and expenses whatsoever incurred by him or them and resulting from his acting as an officer, employee or agent of the Company or such corporation. In addition, the Company shall indemnify the Secretary or an Assistant Secretary of the Company (if he shall not be a full time employee of the Company and notwithstanding that he is also a Director) and his respective heirs and legal representatives against all costs, charges and expenses whatsoever incurred by him or them and arising out of the functions assigned to the Secretary by the Company Act or these Articles and each such Secretary and Assistant Secretary shall on being appointed be deemed to have contracted with the Company on the terms of the foregoing indemnity.

19.3 The failure of a Director or officer of the Company to comply with the provisions of the Company Act or of the Memorandum or these Articles shall not invalidate any indemnity to which he is entitled under this Part.

19.4 The Directors may cause the Company to purchase and maintain insurance for the benefit of any person who is or was serving as a director, officer, employee or agent of the Company or as a director, officer, employee or agent of any corporation of which the Company is or was a shareholder and his heirs or personal representatives against any liability incurred by him as such director, officer, employee or agent.

PART 20

DIVIDENDS AND RESERVE

20.1 The Directors may, from time to time, declare and authorize payment of such dividends, if any, as they may deem advisable and need not give notice of such declaration to any member. No dividend shall be paid otherwise than out of funds and/or assets properly available for the payment of dividends and a declaration by the Directors as to the amount of such funds or assets available for dividends shall be conclusive. The Company may pay any such dividend, wholly or in part, by the distribution of specific assets and, in particular, by paid up shares, bonds, debentures or other securities of the Company or any other corporation or in any one or more such ways as may be authorized by the Company or the Directors and where any difficulty arises with regard to such a distribution the Directors may settle the same as they think expedient and, in particular, may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments in substitution for all or any part of the specific assets to which any members are entitled shall be made to any members on the basis of other value so fixed in order to adjust the rights of all parties and may vest any such specific assets in trustees for the persons entitled to the dividend as may seem expedient to the Directors.

20.2 Any dividend declared on shares of any class by the Directors may be made payable on such date as is fixed by the Directors.

20.3 Subject to the rights of members, if any, holding shares with special rights as to dividends, all dividends on shares of any class shall be declared and paid according to the number of such shares held.

20.4 The Directors may, before declaring any dividend, set aside out of the funds properly available for the payment of dividends such sums as they think proper as a reserve or reserves, which shall, at the discretion of the Directors, be applicable for meeting contingencies, or for equalizing dividends, or for any other purpose to which such funds of the Company may be properly applied and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments as the Directors may from time to time think fit. The Directors may also, without placing the same in reserve, carry forward such funds which they think prudent not to divide.

20.5 If several persons are registered as joint holders of any share, any one of them may give an effective receipt for any dividend, bonuses or other moneys payable in respect of the share.

20.6 No dividend shall bear interest against the Company. Where the dividend to which a member is entitled includes a fraction of a cent, such fraction shall be disregarded in making payment thereof and such payment shall be deemed to be payment in full.

20.7 Any dividend, bonuses or other moneys payable in cash in respect of shares may be paid by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of that one of the joint holders who is first named in the register, or to such person and to such address as the holder or joint holders may direct in writing. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. The mailing of such cheque or warrant shall, to the extent of the sum represented thereby (plus the amount of any tax required by law to be deducted), discharge all liability for the dividend, unless such cheque or warrant shall not be paid on presentation or the amount of tax so deducted shall not be paid to the appropriate taxing authority.

20.8 Notwithstanding anything contained in these Articles, the Directors may from time to time capitalize any undistributed surplus on hand of the Company and may from time to time issue as fully paid and non-assessable any unissued shares, or any bonds, debentures or debt obligations of the Company as a dividend representing such undistributed surplus on hand or any part thereof.

PART 21

DOCUMENTS, RECORDS AND REPORTS

21.1 The Company shall keep at its records office or at such other place as the Company Act may permit, the documents, copies, registers, minutes and records which the Company is required by the Company Act to keep at its records office or such other place, as the case may be.

21.2 The Company shall keep or cause to be kept proper books of account and accounting records in respect of all financial and other transactions of the Company in order to properly record the financial affairs and conditions of the Company and to comply with the Company Act.

21.3 Unless the Directors determine otherwise, or unless otherwise determined by an ordinary resolution, no member of the Company shall be entitled to inspect the accounting records of the Company.

21.4 The Directors shall from time to time at the expense of the Company, cause to be prepared and laid before the Company in general meeting such financial statements and reports as are required by the Company Act.

21.5 Every member shall be entitled, without charge, to a copy of the latest annual financial statement of the Company and, if so required by the Company Act, a copy of each such annual financial statement and interim financial statement shall be mailed to each member.

PART 22

NOTICES

22.1 A notice, statement or report may be given or delivered by the Company to any member either by delivery to him personally or by sending it by mail to him to his address as recorded in the register of members. Where a notice, statement or report is sent by mail, service or delivery of the notice, statement or report shall be deemed to be effected by properly addressing, prepaying and mailing the notice, statement or report and to have been given on the day, Saturdays, Sundays and holidays excepted, following the date of mailing. A certificate signed by the Secretary or other officer of the Company or of any other corporation acting in that behalf for the Company that the letter, envelope or wrapper containing the notice, statement or report was so addressed, prepaid and mailed shall be conclusive evidence thereof.

22.2 A notice, statement or report may be given or delivered by the Company to the joint holders of a share by giving the notice to the joint holder first named in the register of members in respect of the share.

22.3 A notice, statement or report may be given or delivered by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a member by sending it through the mail prepaid addressed to them by name or by the title of representatives of the deceased or incapacitated person or trustee of the bankrupt, or by any like description, at the address, if any, supplied to the Company for the purpose by the persons claiming to be so entitled, or (until such address has been so supplied) by giving the notice in a manner in which the same might have been given if the death, bankruptcy or incapacity had not occurred.

22.4 Notice of every general meeting or meeting of members holding a class of shares shall be given in a manner hereinbefore authorized to every member holding at the time of the issue of the notice or the date fixed for determining the members entitled to such notice, whichever is the earlier, shares which confer the right to notice of and to attend and vote at any such meeting. No other person except the auditor of the Company and the Directors of the Company shall be entitled to receive notices of any such meeting.

PART 23

RECORD DATES

23.1 The Directors may fix in advance a date, which shall not be more than the maximum number of days permitted by the Company Act preceding the date of any meeting of members or any class thereof or of the payment of any dividend or of the proposed taking of any other proper action requiring the determination of members as the record date for the determination of the members entitled to notice of, or to attend and vote at, any such meeting and any adjournment thereof, or entitled to receive payment of any such dividend or for any other proper purpose and, in such case, notwithstanding anything elsewhere contained in these Articles, only members of record on the date so fixed shall be deemed to be members for the purposes aforesaid.

23.2 Where no record date is so fixed for the determination of members as provided in the preceding Article, the date on which the notice is mailed or on which the resolution declaring the dividend is adopted, as the case may be, shall be the record date for such determination.

PART 24

SEAL

24.1 The Directors may provide a seal for the Company and, if they do so, shall provide for the safe custody of the seal which shall not be affixed to any instrument except in the presence of the following persons, namely:

(i) any two Directors, or

(ii) one of the Chairman of the Board, the President, the managing Director and a Vice-President together with one of the Secretary, the Treasurer, the Secretary-Treasurer, an Assistant Secretary, an Assistant Treasurer and an Assistant Secretary-Treasurer, or

(iii) if the Company shall have only one member, the President or the Secretary, or

(iv) such person or persons as the Directors may from time to time by resolution appoint and the said Directors, officers, person or persons in whose presence the seal is to be affixed to an instrument shall sign such instrument. For the purpose of certifying under seal true copies of any document or resolution, the seal may be affixed in the presence of any one of the foregoing persons.

24.2 To enable the seal of the Company to be affixed to any bonds, debentures, share certificates or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the Directors or officers of the Company are, in accordance with the Company Act and/or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the firm or company employed to engrave, lithograph or print such definitive or interim bonds, debentures, share certificates or other securities one or more unmounted dies reproducing the Company's seal and the Chairman of the Board, the President, the Managing Director or a Vice-President and the Secretary, Treasurer, Secretary-Treasurer, or Assistant Secretary, an Assistant Treasurer or an Assistant Secretary-Treasurer may by a document authorize such firm or company to cause the Company's seal to be affixed to such definite or interim bonds, debentures, share certificates or other securities by the use of such dies. Bonds, debentures, share certificates or other securities to which the Company's seal has been so affixed shall for all purposes be deemed to be under and to bear the Company's seal lawfully affixed thereto.

24.3 The Company may have for use in any other province, state, territory or country an official seal which shall have on its face the name of the province, state, territory or country where it is to be used and all of the powers conferred by the Company Act with respect thereto may be exercised by the Directors or by a duly authorized agent of the Company.

PART 25

PROHIBITIONS

So long as the Company is a company that is not a reporting company, the following prohibitions shall apply:

25.1 No shares or debt obligations issued by the Company shall be offered for sale to the public.

25.2 No shares shall be transferred without the previous consent of the Directors expressed by a resolution of the Board and the Directors shall not be required to give any reason for refusing to consent to any such proposed transfer.

PART 26

SPECIAL RIGHTS AND RESTRICTIONS

26.1 The First Preferred Shares as a class shall have attached thereto the following rights, privileges, restrictions and conditions:

(a) Issuance in Series: The First Preferred Shares may be issued from time to time in one or more series and the Directors may, by resolution, before the issue of any particular series, alter the memorandum of the Company to set the number of shares in, and determine the designation of the shares of, that series and alter the Articles of the Company to create, define and attach special rights and restrictions of and to the shares of that series.

(b) Ranking of First Preferred Shares: The First Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its members for the purpose of winding up its affairs, rank on a parity with the First Preferred Shares of every other series and be entitled to preference over the Second Preferred Shares, the Common Shares and the shares of any other class ranking junior to the First Preferred Shares. The First Preferred Shares of any series shall also be entitled to such other preferences, not inconsistent with these provisions, over the Second Preferred Shares, the Common Shares and the shares of any other class ranking junior to the First Preferred Shares or as may be fixed in accordance with Article 26.1(a).

(c) Approval by Holders of First Preferred Shares: The approval by the holders of the First Preferred Shares with respect to any and all matters referred to herein may, subject to the provisions of the Company Act, be given in writing by the holders of all of the First Preferred Shares for the time being outstanding or by resolution duly passed and carried by not less than three quarters of the votes cast on a poll at a meeting of the holders of the First Preferred Shares duly called and held for the purpose of considering the subject matter of such resolution and at which meeting holders of not less than a majority of all First Preferred Shares then outstanding are present in person or represented by proxy; provided, however, that if at any such meeting, when originally held, the holders of at least a majority of all First Preferred Shares then outstanding are not present in person or represented by proxy within 30 minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than 15 days later, and to such time and place, as may be fixed by the chairman of such meeting and at such adjourned meeting the holders of First Preferred Shares present in person or represented by proxy, whether or not they hold a majority of all First Preferred Shares then outstanding, may transact the business for which the meeting was originally called, and a resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the First Preferred Shares hereinbefore mentioned. Notice of any such original meeting of the holders of the First Preferred Shares shall be given not less than 21 days nor more than 49 days prior to the date fixed for such meeting and shall specify in general terms the purpose for which the meeting is called. No notice of any such adjourned meeting need be given unless such meeting is adjourned by one or more adjournments for an aggregate of 30 days or more from the date of such original meeting, in which latter case notice of the adjourned meeting shall be given in the manner prescribed for the original meeting as aforesaid. The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct thereof shall be those from time to time prescribed in the Articles of the Company with respect to meetings of the members.

26.2 The Second Preferred Shares as a class shall have attached thereto the following rights, privileges, restrictions and conditions:

(a) Issuance in Series: The Second Preferred Shares may be issued from time to time in one or more series and the Directors may, by resolution, before the issue of any particular series, alter the memorandum of the Company to set the number of shares in, and determine the designation of the shares of, that series and alter the Articles of the Company to create, define and attach special rights and restrictions of and to the shares of that series.

(b) Ranking of Second Preferred Shares: The Second Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its members for the purpose of winding up its affairs, rank on a parity with the Second Preferred Shares of every other series and be entitled to preference over the Common Shares and the shares of any other class ranking junior to the Second Preferred Shares. The Second Preferred Shares of any series shall also be entitled to such other preferences, not inconsistent with these provisions, over the Common Shares and the shares of any other class ranking junior to the Second Preferred Shares as may be fixed in accordance with Article 26.2(a).

(c) Approval by Holders of Second Preferred Shares: The approval of the holders of the Second Preferred Shares with respect to any and all matters referred to herein may, subject to the provisions of the Company Act, be given in writing by the holders of all of the Second Preferred Shares for the time being outstanding or by resolution duly passed and carried by not less than three-quarters of the votes cast on a poll at a meeting of the holders of the Second Preferred Shares duly called and held for the purpose of considering the subject matter of such resolution and at which meeting holders of not less than a majority of all Second Preferred Shares then outstanding are present in person or represented by proxy; provided, however, that if at any such meeting, when originally held, the holders of at least a majority of all Second Preferred Shares then outstanding are not present in person or represented by proxy within 30 minutes after the time fixed for the meeting, then the meeting shall be adjourned to such date, being not less than 15 days later, and to such time and place, as may be fixed by the chairman of such meeting andat such adjourned meeting the holders of Second Preferred Shares present in person or represented by proxy, whether or not they hold a majority of all Second Preferred Shares then outstanding, may transact the business for which the meeting was originally called, and a resolution duly passed and carried by not less than two-thirds of the votes cast on a poll at such adjourned meeting shall constitute the approval of the holders of the Second Preferred Shares hereinbefore mentioned. Notice of any such original meeting of the holders of the Second Preferred Shares shall be given not less than 21 days nor more than 49 days prior to the date fixed for such meeting and shall specify in general terms the purpose for which the meeting is called. No notice of any such adjourned meeting need be given unless such meeting is adjourned by one or more adjournments for an aggregate of 30 days or more from the date of such original meeting, in which latter case notice of the adjourned meeting shall be given in the manner prescribed for the original meeting as aforesaid. The formalities to be observed with respect to the giving of notice of any such original meeting or adjourned meeting and the conduct thereof shall be those from time to time prescribed in the Articles of the Company with respect to meetings of members.

26.3 The Class "A" Subordinate Voting Shares (the "Class "A" Shares") as a class have attached thereto the following rights, privileges, restrictions and conditions:

(a) Dividends: The holders of the Class "A" Shares shall be entitled to receive dividends, if, as and when declared by the board of directors of the Company out of the assets of the Company properly applicable to the payment of dividends in such amounts and payable at such times and at such place or places in Canada as the board of directors may, from time to time, determine. Subject to the rights of the holders of any other class of shares of the Company entitled to receive dividends in priority to or rateably with Class "A" Shares, the board of directors may, in their sole discretion, declare dividends on the Class "A" Shares to the exclusion of any other class of shares of the Company. The holders of the Class "A" Shares shall be entitled to participate rateably in dividends on the Class "B" Shares (as herein after defined);

(b) Participation Upon Liquidation, Dissolution or Winding Up: In the event of the liquidation, dissolution or winding up of the Company or other distribution of the assets of the Company among its members for the purpose of winding up its affairs, the holders of the Class "A" Shares shall, subject to the rights of the holders of any other class of shares of the Company entitled to receive the assets of the Company upon such distribution in priority to the Class "A" Shares, be entitled to participate rateably with the Class "B" Shares in any distribution of the assets of the Company;

(c) Voting Rights: The holders of the Class "A" Shares shall be entitled to receive notice of and to attend all annual and extraordinary meetings of the members of the Company and to one vote in respect of each Class "A" Share held at all such meetings;

(d) Idem: Neither the Class "A" Shares nor the Class "B" Shares shall be subdivided, consolidated or reclassified or otherwise changed unless contemporaneously therewith the other said class of shares is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner;

(e) Conversion Privilege:

(1) For the purposes of subsections (e)(1) to (e)(9):

"affiliate" has the meaning set forth in the Securities Act (British Columbia) as amended from time to time;

"associate" has the meaning set forth in the Securities Act (British Columbia) as amended from time to time;

"Conversion Period" means the period of time commencing on the eighth day after the Offer Date and terminating on the Expiry Date;

"Converted Shares" means Class "B" Shares resulting from the conversion of Class "A" Shares into Class "B" Shares pursuant to subsection (e)(2);

"Exclusionary Offer" means an offer to purchase Class "B" Shares that:

(i) must, by reason of applicable securities legislation or the requirements of a stock exchange on which the Class "B" Shares are listed, be made to all or substantially all holders of Class "B" Shares who are in a province or territory of Canada to which the requirement applies; and

(ii) is not made concurrently with an offer to purchase Class "A" Shares that is identical to the offer to purchase Class "B" Shares in terms of price per share and percentage of outstanding shares to be taken up exclusive of shares owned immediately prior to the offer by the Offeror and in all other material respects (except with respect to the conditions that may be attached to the offer for Class "B" Shares), and that has no condition attached other than the right not to take up and pay for shares tendered if no shares are purchased pursuant to the offer for Class "B" Shares, and, for the purposes of this definition, if an offer to purchase Class "B" Shares is not an Exclusionary Offer as defined above but would be an Exclusionary Offer if it were not for subclause (ii), the varying of any term of such offer shall be deemed to constitute the making of a new offer unless an identical variation concurrently is made to the corresponding offer to purchase Class "A" Shares;

"Expiry Date" means the last date upon which holders of Class "B" Shares may accept an Exclusionary Offer;

"Offer Date" means the date on which an Exclusionary Offer is made;

"Offeror" means a person or company that makes an offer to purchase Class "B" Shares (the "bidder"), and includes any associate or affiliate of the bidder or any person or company that is disclosed in the offering document as acting jointly or in concert with the bidder; and

"transfer agent" means the transfer agent for the tiane being of the Class "B" Shares.

(2) Subject to subsection (e)(5), if an Exclusionary Offer is made, each outstanding Class "A" Share shall be convertible into one Class "B" Share at the option of the holder during the Conversion Period. The conversion right may be exercised by notice in writing given to the transfer agent accompanied by the share certificate or certificates representing the Class "A" Shares which the holder desires to convert, and such notice shall be executed by such holder, or by his attorney duly authorized in writing, and shall specify the number of Class "A" Shares which the holder desires to have converted. The holder shall pay any governmental or other tax imposed on or in respect of such conversion. Upon receipt by the transfer agent of such notice and share certificate or certificates, the Company shall issue a share certificate representing fully paid Class "B" Shares as above described and in accordance with subsection (e)(4). If less than all of the Class "A" Shares represented by any share certificate are to be converted, the holder shall be entitled to receive a new share certificate representing in the aggregate the number of Class "A" Shares represented by the original share certificate which are not to be converted.

(3) An election by a holder of Class "A" Shares to exercise the conversion right provided for in subsection (e)(2) shall be deemed to also constitute irrevocable elections by such holder to deposit the Converted Shares pursuant to the Exclusionary Offer (subject to such holder's right to subsequently withdraw the shares from the offer) and to exercise the right to convert into Class "A" Shares all Converted Shares in respect of which such holder exercises a right of withdrawal from the Exclusionary Offer or which are not otherwise ultimately taken up under the Exclusionary Offer. Any conversion into Class "A" Shares, pursuant to such deemed election, of Converted Shares in respect of which the holder exercises a right of withdrawal from the Exclusionary Offer shall become effective at the time such right of withdrawal is exercised. If the right of withdrawal is not exercised, any conversion into Class "A" Shares pursuant to such deemed election shall become effective,

(e) in respect of an Exclusionary Offer which is completed, immediately following the time by which the Offeror is required by applicable securities legislation to take up and pay for all shares to be acquired by the Offeror under the Exclusionary Offer; and

(ii) in respect of an Exclusionary Offer which is abandoned or withdrawn, at the time at which the Exclusionary Offer is abandoned or withdrawn.

(4) No share certificates representing Converted Shares shall be delivered to the holders of such shares before such shares are deposited pursuant to the Exclusionary Offer; the transfer agent, on behalf of the holders of the Converted Shares, shall deposit pursuant to the Exclusionary Offer a certificate or certificates representing the Converted Shares. Upon completion of the offer, the transfer agent shall deliver to the holders entitled thereto all consideration paid by the Offeror for the Converted Shares pursuant to the offer. If Converted Shares are converted into Class "A" Shares pursuant to subsection (e)(3), the transfer agent shall deliver to the holders entitled thereto share certificates representing the Class "A" Shares resulting from the conversion. The Company shall make all arrangements with the transfer agent necessary or desirable to give effect to this subsection (e)(4).

(5) Subject to subsection (e)(6), the conversion right provided for in subsection (e)(2) shall not come into effect if:

(a) prior to the time at which the offer is made there is delivered to the transfer agent and to the Secretary of the Company a certificate or certificates signed by or on behalf of one or more members of the Company owning in the aggregate, as at the time the Exclusionary Offer is made, more than 50% of the then outstanding Class "B" Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the Offeror, which certificate or certificates shall confirm, in the case of each such shareholder, that such shareholder shall not:

(i) tender any shares in acceptance of any Exclusionary Offer without giving the transfer agent and the Secretary of the Company written notice of such acceptance or intended acceptance at least seven days prior to the Expiry Date;

(ii) make any Exclusionary Offer;

(iii) act jointly or in concert with any person or company that makes any Exclusionary Offer; or

(iv) transfer any Class "B" Shares, directly or indirectly, during the time at which any Exclusionary Offer is outstanding without giving the transfer agent and the Secretary of the Company written notice of such transfer or intended transfer at least seven days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of Class "B" Shares transferred or to be transferred to each transferee; or

(b) as of the end of the seventh day after the Offer Date there has been delivered to the transfer agent and to the Secretary of the Company a certificate or certificates signed by or on behalf of one or more members of the Company owning in the aggregate more than 50% of the then outstanding Class "B" Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the Offeror, which certificate or certificates shall confirm, in the case of each such shareholder:

(i) the number of Class "B" Shares owned by the shareholder;

(ii) that such shareholder is not making the offer and is not an associate or affiliate of, or acting jointly or in concert with, the person or company making the offer;

(iii) that such shareholder shall not tender any shares in acceptance of the offer, including any varied form of the offer, without giving the transfer agent and the Secretary of the Company written notice of such acceptance or intended acceptance at least seven days prior to the Expiry Date; and

(iv) that such shareholder shall not transfer any Class "B" Shares, directly or indirectly, prior to the Expiry Date without giving the transfer agent and the Secretary of the Company written notice of such transfer or intended transfer at least seven days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of Class "B" Shares transferred or to be transferred to each transferee; or

(c) as of the end of the seventh day after the Offer Date a combination of certificates that comply with either clause (a) or (b) from members of the Company owning in the aggregate more than 50% of the then outstanding Class "B" Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the Offeror, has been delivered to the transfer agent and to the Secretary of the Company.

(6) If a notice referred to in sub-clause (e)(5)(a)(i), (e)(5)(a)(iv), (e)(5)(b)(iii) or (e)(5)(b)(iv) is given and the conversion right provided for in subsection (e)(2) has not come into effect, the transfer agent shall either forthwith upon receipt of the notice or forthwith after the seventh day following the Offer Date, whichever is later, determine the number of Class "B" Shares in respect of which there are subsisting certificates that comply with either clause (e)(5)(a) or (e)(5)(b). For the purposes of this determination, certificates in respect of which such notice has been filed shall not be regarded as subsisting insofar as the Class "B" Shares to which the notice relates are concerned, the transfer that is the subject of any notice referred to in sub-clause (e)(5)(a)(iv) or (e)(5)(b)(iv) shall be deemed to have already taken place at the time of the determination, and the transferee in the case of any notice referred to in sub-clause (e)(5)(a)(iv) or (e)(5)(b)(iv) shall be deemed to be a person or company from whom the transfer agent does not have a subsisting certificate unless the transfer agent is advised of the identity of the transferee, either by such notice or by the transferee in writing, and such transferee is a person or company from whom the transfer agent has a subsisting certificate. If the number of Class "B" Shares so determined does not exceed 50% of the number of the then outstanding Class "B" Shares, exclusive of shares owned immediately prior to the offer by the Offeror, subsection (e)(5) shall cease to apply and the conversion right provided for in subsection (e)(2) shall be in effect for the remainder of the Conversion Period.

(7) As soon as reasonably possible after the seventh day after the Offer Date, the Company shall send to each holder of Class "A" Shares a notice advising the holders as to whether they are entitled to convert their Class "A" Shares into Class "B" Shares and the reasons therefor. If such notice discloses that they are not so entitled but it is subsequently determined that they are so entitled by virtue of subsection (e)(6) or otherwise, the Company shall forthwith send another notice to them advising them of that fact and the reasons therefor.

(8) If a notice referred to in subsection (e)(7) discloses that the conversion right has come into effect, the notice shall:

(i) include a description of the procedures to be followed to effect the conversion and to have the Converted Shares tendered under the offer;

(ii) include the information set out in subsection (e)(3) hereof; and

(iii) be accompanied by a copy of the offer and all other material sent to holders of Class "B" Shares in respect of the offer, and as soon as reasonably possible after any additional material, including a notice of variation, is sent to the holders of Class "B" Shares in respect of the offer, the Company shall send a copy of such additional material to each holder of Class "A" Shares.

(9) Prior to or forthwith after sending any notice referred to in subsection (e)(7), the Company shall cause a press release to be issued to a Canadian national news wire service, describing the contents of the notice. No factional Class "B" Share or Class "A" Share shall be issued; any fractional Class "B" Share or Class "A" Share which would otherwise be issued shall be rounded up to the next whole share; all Common Shares of a particular registered holder shall be aggregated for this purpose.

26.4 The Class "B" Multiple Voting Shares (the "Class "B" Shares") as a class shall have attached thereto the following rights, privileges, restrictions and conditions:

(a) Dividends: The holders of the Class "B" Shares shall be entitled to receive dividends, if, as and when declared by the board of directors of the Company out of the assets of the Company properly applicable to the payment of dividends in such amounts and payable at such times and at such place or places in Canada as the board of directors may, from time to time, determine. Subject to the rights of the holders of any other class of shares of the Company entitled to receive dividends in priority to or rateably with Class "B" Shares, the board of directors may, in its sole discretion, declare dividends on the Class "B" Shares to the exclusion of any other class of shares of the Company. The holders of the Class "B" Shares shall be entitled to receive dividends rateably with the holders of the Class "A" Shares;

(b) Participation Upon Liquidation, Dissolution or Winding: Up: In the event of the liquidation, dissolution or winding up of the Company or other distribution of the assets of the Company among its members for the purpose of winding up its affairs, the holders of the Class "B" Shares shall, subject to the rights of the holders of any other class of shares of the Company entitled to receive the assets of the Company upon such distribution in priority to the Class "B" Shares, be entitled to participate rateably with the Class "A" Shares in any distribution of the assets of the Company;

(c) Voting Rights: The holders of the Class "B" Shares shall be entitled to receive notice of and to attend all annual and special meetings of the members of the Company and to five votes in respect of each Class "B" Share held at all such meetings;

(d) Conversion Privilege: Each issued and outstanding Class "B" Share may, at any time, be converted, at the option of the holder, into one Class "A" Share. The conversion privilege herein provided for may be exercised by notice in writing given to the Company accompanied by a certificate or certificates representing the Class "B" Shares in respect of which the holder thereof desires to exercise such right of conversion and such notice shall be signed by the person registered on the books of the Company as the holder of the Class "B" Shares in respect of which such right is being exercised or by his duly authorized attorney and shall specify the number of Class "B" Shares which the holder desires to have converted. The holder shall also pay any governmental or other tax imposed in respect of such transaction. Upon receipt of such notice, the Company shall issue certificates representing fully paid Class "A" Shares upon the basis above described in accordance with the provisions hereof to the registered holder of the Class "B" Shares represented by the certificate or certificates accompanying such notice. If less than all of the Class "B" Shares represented by any certificate are to be converted, the holder thereof shall be entitled to receive a new certificate for the Class "B" Shares representing the shares comprised in the original certificate which are not to be converted. All shares resulting from any conversion of issued and outstanding Class "B" Shares into Class "A" Shares pursuant to this clause shall be deemed to be fully paid and nonassessable; and

(e) Idem: Neither the Class "B" Shares nor the Class "A" Shares shall be subdivided, consolidated or reclassified or otherwise changed unless contemporaneously therewith the other said class of shares is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the registration statement of Stockscape.com Technologies Inc. on Form 20-F of our report dated April 16, 2002 in connection with our audit of the financial statements of that company as at and for the year ended December 31, 2001, which report is included in the Form 20-F.

/s/ De Visser Gray

CHARTERED ACCOUNTANTS

Vancouver, BC

June 25, 2002