Form 20-F
period 2002-12-31
QUEST INVESTMENT CORP
filed 2003-06-27
CIK 832342

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20-F

(Mark One)

[  ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

       For the fiscal year ended December 31, 2002

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

       For the transition period from ______ to ______

For the transition period from ______ to ______

COMMISSION FILE NUMBER:  01-31380

QUEST INVESTMENT CORPORATION

 (Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant's name into English)

British Columbia, Canada

 (Jurisdiction of incorporation or organization)

Suite 300, 570 Granville Street

Vancouver, British Columbia, Canada, V6C 3P1

 (Address of principal executive offices)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title of each Class:	Name of each exchange on which registered:
None	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Class A Common Shares

__________________________________________________

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

N/A

__________________________________________________

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares:  24,591,952 Class A shares and 4,067,766 Class B shares as of December 31, 2002.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes                 Yes [X]     No   [   ]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17   [X]

Item 18   [    ]

TABLE OF CONTENTS

Page No

PART I

1

Item 1.

Identity of Directors, Senior Management and Advisers

1

Item 2.

Offer Statistics and Expected Timetable

1

Item 3.

Key Information

1

Item 4.

Information on the Company

8

Item 5.

Operating and Financial Review and Prospects

27

Item 6.

Directors, Senior Management and Employees

34

Item 7.

Major Shareholders and Related Party Transactions

42

Item 8.

Financial Information

50

Item 9.

The Offer and Listing

51

Item 10.

Additional Information

56

Item 11.

Quantitative and Qualitative Disclosures About Market Risk

69

Item 12.

Description of Securities Other Than Equity Securities

69

PART II

69

Item 13.

Defaults, Dividend Arrearages and Delinquencies

69

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds

69

Item 15.

Controls and Procedures

69

Item 16.

[Reserved]

69

PART III

70

Item 17.

Financial Statements

70

Item 18.

Financial Statements

70

Item 19.

Exhibits

71

GENERAL

In this Annual Report, all references to "we", "Quest" or "the Company" refer to Quest Investment Corporation and its subsidiaries, unless otherwise indicated.

Quest uses the Canadian dollar as its reporting currency.  All references in this document to "dollars" or "$" are expressed in Canadian dollars, unless otherwise indicated.  See also Item 3 – "Key Information" for more detailed currency and conversion information.

Except as noted, the information set forth in this Annual Report is as of May 30, 2003 and all information included in this document should only be considered correct as of such date.

FORWARD LOOKING STATEMENTS

This Annual Report contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words "expect," "estimate," "anticipate," "project," "predict," "believe" and similar expressions and variations thereof are intended to identify forward-looking statements. Such statements appear in a number of places in this report and include statements regarding our intent, belief or current expectations and that of our officers or directors with respect to, among other things, trends affecting our financial condition and results of operations and our business and growth strategies. You are cautioned not to put undue reliance on these forward-looking statements. These forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those projected in this Annual Report. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this filing. You should carefully review the cautionary statements and risk factors contained in this and other documents that we file from time to time with the Securities and Exchange Commission.

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.

DIRECTORS AND SENIOR MANAGEMENT

Not Applicable.

B.

ADVISERS

Not applicable.

C.

AUDITOR

Not Applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.

KEY INFORMATION

A.

SELECTED FINANCIAL DATA

The following table presents selected consolidated financial data of Quest for the fiscal years ended December 31, 2002, 2001, 2000, 1999 and 1998. This information should be read in conjunction with the financial statements included elsewhere in this registration statement.

The following Summary of Financial Information is derived from the Company's audited consolidated financial statements.  Quest's 2002 annual financial statements have been audited by its current independent auditor, PriceWaterhouseCoopers LLP, Chartered Accountants.  Quest's 2001, 2000, 1999 and 1998 annual financial statements have been audited by its prior independent auditor, BDO Dunwoody LLP, Chartered Accountants.  The financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP"). Note 10 to the annual financial statements provides descriptions of the principal differences between Canadian GAAP and United States Generally Accepted Accounting Principles ("US GAAP") as they relate to Quest and reconciliation to US GAAP of Quest's financial statements.

All information provided in the Summary of Financial Information below and in this Annual Report is in Canadian dollars ("Cdn$") and in Canadian GAAP (except as noted in the two tables below).

SUMMARY OF FINANCIAL INFORMATION IN QUEST'S FINANCIAL STATEMENTS

	Years ended December 31 (Cdn$ - Audited) (expressed in thousands of Canadian dollars, except per share amounts)
	2002	2001	2000	1999	1998
OPERATING DATA
Revenues
Canadian GAAP	1,677	141	442	444	575
Expenses
Canadian GAAP	4,745	7,233	550	537	3,897
Loss Before Other Items
Canadian GAAP	3,068	7,092	108	93	3,322
Equity loss in significantly influenced company
Canadian GAAP	NIL	55	610	250	NIL
Gain (Loss) on Disposal of Securities
Canadian GAAP	371	(94)	(228)	(3)	(571)
Loss for the Year
Canadian GAAP	2,509	7,178	890	437	3,862
US GAAP	2,248	7,178	890	(*)	(*)
Comprehensive Loss
US GAAP	(5,781)	4,734	2,002	(*)	(*)
Profit (Loss) per Share(1)
Canadian GAAP	(0.14)	(0.88)	(0.11)	(0.05)	(0.32)
US GAAP	(0.12)	(0.88)	(0.11)	(*)	(*)

As at December 31 (Cdn$ - Audited) (expressed in thousands of Canadian dollars, except per share amounts)
2002	2001	2000	1999	1998
BALANCE SHEET DATA
Working Capital
Canadian GAAP	17,321	1,107	15,107	16,035	16,522
Investments and Marketable Securities
Canadian GAAP	7,064	6,823	11,211	10,498	10,547
US GAAP	14,076	5,545	7,489	(*)	(*)
Total Assets
Canadian GAAP	26,190	8,148	15,991	16,050	16,568
US GAAP	33,202	6,870	12,269	(*)	(*)
Total Liabilities
Canadian GAAP	778	218	884	16	46
US GAAP	778	218	884	(*)	(*)
Long Term Obligations
Canadian GAAP	NIL	NIL	NIL	NIL	NIL
Share Capital
Canadian GAAP	27,373	18,544	18,561	18,847	18,897
US GAAP	38,451	18,544	18,561	(*)	(*)
Contributed Surplus
Canadian GAAP	84	617	600	NIL	NIL
US GAAP	701	617	600	(*)	(*)
Deficit
Canadian GAAP	(2,045)	(11,231)	(4,053)	(3,163)	(2,726)
US GAAP	(13,479)	(11,231)	(4,053)	(*)	(*)
Shareholders Equity
Canadian GAAP	25,412	7,930	15,107	16,035	16,522
US GAAP	32,424	6,652	11,386	(*)	(*)
Common Shares	28,659,718	8,177,456	8,191,456	8,333,256	8,333,256
Dividends Declared per Share	NIL	NIL	NIL	NIL	NIL

(1)

The net loss per share amounts are the same on both a basic and a diluted basis.

(*)

Not included pursuant to Instructions to Item 3.A.

Currency and Exchange Rates

The following table sets out the exchange rates for one United States dollar ("US$"), expressed in terms of Canadian dollars ("Cdn$"), for each of the last five financial years calculated using the average of the exchange rates on the last day of each month in such periods.

US $1.00 Equals Year Ended December 31 (Cdn$)
2002	2001	2000	1999	1998
$1.5702	$1.5519	$1.4871	$1.4827	$1.4894

The following table sets out the high and low exchange rates for one United States dollar, expressed in terms of Canadian dollars, for each month during the previous six months.

US $1.00 Equals	High (Cdn$)	Low (Cdn$)
2003
May	$1.4191	$1.3712
April	$1.4843	$1.4336
March	$1.4905	$1.4659
February	$1.5315	$1.4880
January	$1.5750	$1.5220
2002
December	$1.5800	$1.5478

The noon rate of exchange on May 30, 2003 for the conversion of Canadian dollars into United States dollars was US$ 1.00 = Cdn$1.3712.

The exchange rates disclosed above are based on the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

B.

CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

D.

RISK FACTORS

We face risks in executing our business plan and achieving revenues.  The following risks are material risks that we face.  We also face the risks identified elsewhere in this Annual Report on Form 20–F, including those risks identified under Item 4 – Information on the Company and Item 5 – Operating and Financial Review and Prospects, and in other filings that we make with the Securities and Exchange Commission.  If any of these risks occur, our business and our operating results and financial condition could be seriously harmed and we may not be able to continue business operations as a going concern.

If The Borrowers To Whom We Lend Funds Default On Their Repayment Obligations, Then Our Financial Condition And Operating Results Will Be Adversely Affected.

We are primarily engaged in the merchant banking business.  We typically enter into commercial bridge loans with publicly traded development stage companies.  In other cases, we may make loans to individuals or other entities which are not publicly traded or are at a development stage.  Most borrowers enter into loan agreements with us in order to enable them to bridge a gap of financing resulting from the development stage of their business.  These are not mature business entities with substantial assets that can obtain conventional debt financing or equity financing at attractive prices.  Due to the development stage nature of most of our borrowers and in some cases the limited collateral security available, there is a significant risk of default.  In the event of a default by a borrower, there can be no assurance that we will be able to secure repayment of the principal amount or interest accruing under the loan.  In the event that we cannot realize on outstanding loans due to default by our borrowers, then our financial condition and operating results will be adversely impacted.

If We Are Unable To Realize On Security Granted By Borrowers In The Event Of A Loan Default, Then Our Financial Condition And Operating Results Will Be Adversely Affected.

We obtain security for most of the loans we advance.  This security may be in a variety of forms including general security agreements, real estate mortgages, assignments of interests in property, pledges of shares and personal guarantees.  In some circumstances, and in particular where securities are pledged, the value of the security may be tied to the borrower's financial position and ability to pay.  In addition, if we are required to enforce our security, we may incur significant expenses of sale, including legal and other expenses.  Accordingly, there is no assurance that the net proceeds obtained from the enforcement of any security held by us will be sufficient to recover the outstanding principal and accrued interest due under such loan. If we suffer a shortfall, then our financial condition and operating results will be adversely impacted.

In The Event That We Are Not Able To Sell Securities That We Have Acquired As Payment Of Bonus Or Commitment Fees, Then Our Operating Results Will Be Adversely Affected.

We typically are paid bonuses or commitment fees by borrowers in the form of cash, publicly traded stock or other convertible securities.  In the case of stock bonuses, the number of shares taken is typically based on the amount of the bonus or commitment fee divided by the market price (or permitted discounted market price) of such securities at the date of the loan.  Securities taken in payment of bonuses or commitment fees may be subject to resale restrictions under applicable securities legislation.  Accordingly, there may be a time period between the date of receipt of securities from the borrower and the date that we are able to sell these securities.  This hold period will typically range from four months to one year.  In this time, the market price of the borrower's securities will vary.  Additionally, there may be very limited liquidity in the market for such securities.  As such, there is no assurance that the market price at which we are able to sell any securities taken as payment of a bonus or commitment fee will equal or exceed the price at which the securities were originally issued to us.  In addition, if any of our borrowers suffer a substantial impairment to their business for any reason, then the market price of the borrower's securities may drop dramatically or there may be no public market for the borrower's securities at the time that we are able to sell.  Due to these risks, there is no assurance that the proceeds of sale of the borrower's securities will equal the bonus or commitment fee payable under the loan.  In this circumstance, our operating results will be adversely affected.

If Our Management's Identification and Analysis of Candidates For Bridge Loans Are Not Successful, Then Our Financial Condition And Operating Results Will Be Adversely Affected.

We rely on our management to properly assess and identify qualified candidates for bridge loans.  Our management will undertake an analysis of the fundamental business characteristics of each borrower, together with an analysis of the market value and liquidity of any security to be granted by the borrower as security for the loan.  Our management will research factors that affect the credit risk of the borrower, the ability of the borrower to repay the loan and our ability to resell any securities received from the borrower.  If our management's assessment of the ability of a borrower to repay a bridge loan or the value of a borrower's securities is not correct, then our bridge loans and revenues may be at greater risk than estimated by management with the result that our financial condition and operating results may be adversely affected.

If We Lose Key Members Of Our Management Team, Then Our Operating Results May Be Adversely Impacted.

We rely heavily on our management to identify candidates for loans and to negotiate bridge loan agreements.  Our management has years of experience dealing with development stage public companies, both in the Canadian and United States markets.  Our directors and officers have particular experience in the areas of oil and gas and mineral exploration.  In the event that we lose any members of our management team for any reason, then our ability to identify qualified candidates for bridge loans and to negotiate profitable loan agreements may be adversely impacted.

As We Are At The Early Stage Of The Development Of Our Merchant Banking Business And Have A History Of Losses, There Is No Way To Ensure That Our Business Will Be Profitable In The Long Term.

We commenced the process of establishing our merchant banking business as the primary focus of our business in July 2002.  Since that time, we have advanced over $20 million in bridge loans and our bridge loans receivable and revenues have increased.  Although our bridge loans are typically of a short term nature ranging from three months to twelve months, our operating results may not be indicative of the long term operating results that we will achieve.  In addition, we have a history of prior losses.  Due to the early stage of development of our business and our history of losses, there is no assurance that our business will be profitable.

If We Encounter Competition In Our Merchant Banking Business, Then Our Operating Results May Be Adversely Affected.

There are a limited number of borrowers who will meet the criteria that we impose for the advance of a bridge loan.  In addition, there are other companies engaged in the business of advancing short term bridge loans to development stage public companies.  Both large and small competitors are expected to continue to enter into market sectors competing with us and some of those competitors may be better known or have more established operating histories than us.  Due to these factors, there is a risk that competition will impact on the interest rate that we are able to charge borrowers and on the commitment fee that we are able to require borrowers to pay as consideration for the advance of any bridge loan.  There can be no assurance that we will be able to compete effectively and retain our existing clients or attract and retain new clients. Accordingly, competition may adversely impact on our ability to achieve anticipated revenues and may cause our operating results to be adversely affected.

If We Are Unable To Sell Our Current Securities, Then Our Ability To Develop Our Business In Accordance With Our Business Plan May Be Adversely Affected.

We currently hold securities in a number of publicly traded companies.  These securities are generally from three distinct sources.  First, we hold a number of securities that were acquired upon the amalgamation of our predecessors in July 2002.  Second, we hold a number of securities that have been issued as payment of bonuses or commitment fees under commercial bridge loans that have been advanced since July 2002.  Third, we participate in private placement purchases of securities on occasion.  Our business plan contemplates the sale of our existing portfolio of securities and the application of the proceeds of sale to our merchant banking business.  The amount of funds that we will realize from the sale of these securities will depend on the selling price that we are able to obtain for these securities and will impact on our ability to expand our merchant banking business.  The selling price will depend on market conditions at the time of sale and may be less than anticipated.  Due to these factors, we may not be able to expand our merchant banking business as fast as we have planned.  In addition, we may be forced to write-down investments in securities that we hold in the event that no market is available to sell the securities.  Write-downs of investments will adversely affect our operating results.

Our Operating Results May Be Adversely Affected By Foreign Exchange Fluctuations.

Our financial statements and operating results are reported in Canadian dollars.  Our business is conducted primarily in Canada.  However, we make loans denominated in United States (US) dollars and Canadian dollars.  In addition, we hold securities that are traded or valued in US dollars.  Fluctuations in the comparative values in the US dollar and the Canadian dollar will cause our operating results to fluctuate.  In particular, an increase in the value of the Canadian dollar compared to the US dollar will cause the value of our US dollar denominated loans and US dollar valued securities to decline and will cause the value of interest received from US dollar denominated loans to decline.  In addition, the substantial majority of our expenses are incurred in Canadian dollars.  Accordingly, we may suffer declines in profitability from any increase in the Canadian dollar in comparison to the US dollar.

Our Operating Results May Be Adversely Impacted Following Interest Rate Fluctuations.

Decreases in prevailing interest rates may reduce the interest rates that we are able to charge borrowers.  Increases in prevailing interest rates may result in fewer borrowers being able to afford the cost of a bridge loan.  Accordingly,  fluctuations in interest rates may adversely impact our profitability.

If We Are Unable To Maintain Our Client Relationships, Our Business Will Suffer.

Our ability to attract and maintain clients requires that we provide a competitive offering of products and services that meet the needs and expectations of our clients.  Our ability may be adversely affected by factors such as the inability or failure to identify changing client needs or expectations or the inability to adapt in a timely and cost-effective manner to innovative products and services offered by competitors.

If We Are Unable To Enter Into Strategic Relationships To Syndicate Bridge Loans, Then Our Business Will Suffer.

We have, from time to time, entered into strategic relationships to syndicate certain bridge loans as part of our strategy to diversify and manage risks associated with our bridge loan portfolio.  This also affords us the opportunity to participate in transactions that we otherwise would not.  No assurance can be given that our existing strategic relationships will continue or that the terms and conditions of such relationships will not be modified in a way that renders them ineffective or uneconomic.  Furthermore, there can be no assurance that we will be able to enter into such relationships in the future, and our inability to do so may adversely affect our ability to continue to service our existing and prospective clients.

If We Are Unable To Maintain The Nature And Quality Of Our Loan Portfolio, Then Our Business Will Suffer.

The nature and credit quality of our bridge loan portfolio, including the quality of the collateral security that we obtain, will impact upon our asset base and the return we are able to generate on our loan portfolio.  In our selection process, we target certain industry sectors and certain types of collateral security.  There can be no assurance that the industry sectors and the nature of the collateral security taken will not be adversely impacted by general economic or industry specific conditions, which in turn may adversely impact on the value of our bridge loan portfolio and the market value of our shares.

If The Viceroy Arrangement Does Not Complete, Then We May Not Be Able To Expand Our Merchant Banking Business As Planned.

We are currently party to an arrangement agreement that contemplates a business combination with Viceroy Resource Corporation, Avatar Petroleum Inc. and Quest Management Corp. to form Quest Capital Corp., and the distribution by Viceroy of certain of its resource exploration assets indirectly to the shareholders of Viceroy through the spinout of shares of two companies.  This arrangement transaction is described in detail in Item 4 of this Annual Report under the heading "Viceroy Arrangement".  The Viceroy Arrangement has been approved by our shareholders, the shareholders of Viceroy, Avatar and Arapaho Capital Corp. and the British Columbia Supreme Court.  However, the Viceroy Arrangement remains subject to the delivery by each party of the closing deliveries required by Viceroy Arrangement Agreement and the additional terms and conditions imposed by the Viceroy Arrangement Agreement. In view of these factors, there is no assurance that the Viceroy Arrangement transaction will be consummated.

If The Viceroy Arrangement Transaction Is Completed, There Is No Assurance That We Will Be Able To Expand Our Merchant Banking Business As Planned.

It is contemplated that our merchant banking business will be continued and expanded by Quest Capital Corp. upon the business combination to be effected under the Viceroy Arrangement.  The business strategy will be to use the cash and other liquid assets of Viceroy, Avatar and Quest to expand our merchant banking business.  In addition, securities held by Viceroy, Quest and Avatar will be sold in order to generate additional capital to fund the merchant banking business.  There is no assurance that sales of securities held by Viceroy, Quest and Avatar will equal the value currently attributable to the securities.  If we are not able to expand our merchant banking business or sell the securities at a favorable price, our business plan may be adversely affected.

The Cost Of Completion Of The Viceroy Arrangement May Adversely Impact On Our Operating Results.

The completion of the Viceroy Arrangement will entail increased operating expenses.  These expenses include both increased management and professional expenses associated with accounting and legal issues resulting from the Viceroy Arrangement.  Due to these factors, the Viceroy Arrangement is anticipated to increase our operating expenses.

ITEM 4.

INFORMATION ON THE COMPANY

A.

HISTORY AND DEVELOPMENT OF THE COMPANY

Name, Incorporation and Offices

Quest Investment Corporation ("We", "Quest" or the "Company") is a company amalgamated under the laws of the Province of British Columbia, Canada.

We were formed on July 4, 2002 upon the amalgamation of Bradstone Equity Partners, Inc. ("Bradstone"), Peruvian Gold Limited ("Peruvian"), Stockscape.com Technologies Inc. ("Stockscape") and Glenex Industries Inc. ("Glenex").  The amalgamation was completed pursuant to a court approved arrangement under the British Columbia Company Act.  This arrangement transaction is referred to in this Annual Report on Form 20-F as the "Prior Arrangement".  The Prior Arrangement is discussed in detail under the heading "PRIOR ARRANGEMENT" below.

We entered into a new arrangement agreement dated May 15, 2003 with Viceroy Resource Corporation ("Viceroy"), Avatar Petroleum Inc. ("Avatar"), Arapaho Capital Corp. ("Arapaho"), Viceroy Exploration Ltd. ("ViceroyEx"), SpectrumGold Inc. ("SpectrumGold"), Oro Belle Resources Corporation ("Oro Belle") and 650399 B.C. Ltd. ("SpectrumSub").  Each of Viceroy, Avatar and Arapaho is a Canadian publicly traded company.  ViceroyEx is a wholly owned subsidiary of Viceroy that has been incorporated to acquire all of the outstanding shares of Oro Belle, which is also a wholly owned subsidiary of Viceroy.  SpectrumGold is owned 50% by Viceroy and 50% by Novagold Resources Inc. ("NovaGold"), also a publicly traded company, and will own SpectrumSub as a wholly owned subsidiary upon completion of the arrangement. The arrangement agreement provides for the business combination of Quest, Viceroy, Avatar and Quest Management Corp. ("Quest Management"), a wholly owned subsidiary of Arapaho, together with the distribution of the majority of Viceroy's interests in SpectrumGold and ViceroyEx to the shareholders of Viceroy.  This new arrangement transaction is referred to in this Annual Report as the "Viceroy Arrangement".  The Viceroy Arrangement is discussed in detail under the heading "VICEROY ARRANGEMENT" below.

Our principal office is located at 300 – 570 Granville Street, Vancouver, B.C. V6C 3P1.  Our telephone number is 604-689-1428.  Our Class A shares (the "Class A shares") and our Class B shares (the "Class B shares") are traded on the Toronto Stock Exchange (the "TSX") under the symbols "Q.A" and "Q.B", respectively.

Predecessor Incorporation Information

A.

Bradstone

Bradstone was incorporated under the Alberta Business Corporations Act on February 14, 1992 as 511354 Alberta Ltd.  On June 18, 1992, Bradstone changed its name to H.J. Forest Products Inc.  On July 21, 1997, Bradstone changed its name to Bradstone Equity Partners, Inc.  On June 25, 2002, Bradstone continued its jurisdiction of incorporation from the Province of Alberta to the Province of British Columbia.  Bradstone's Class A shares and Class B shares were listed on the TSX prior to completion of the Prior Arrangement.

B.

Peruvian

Peruvian was incorporated under the British Columbia Company Act on February 15, 1971 under the name of St. Joe Mines Ltd. (N.P.L.).  On April 18, 1973, Peruvian changed its name to Lord River Gold Mines Limited (N.P.L.).  On May 25, 1981, Peruvian changed its name to Lord River Gold Mines Limited.  On July 2, 1992, Peruvian changed its name to Aquamin Resources Inc.  On May 10, 1994, Peruvian changed its name to Peruvian Gold Limited.  Peruvian was listed on the TSX Venture Exchange (the "TSX Venture") prior to completion of the Prior Arrangement.

C.

Stockscape

Stockscape was formed under the British Columbia Company Act on November 14, 1985 by the amalgamation of Cyrano Resources Inc. and Cornucopia Resources Ltd., two British Columbia mining exploration and development companies incorporated in 1980 and 1982, respectively. The amalgamated company was called Cornucopia Resources Ltd.   Stockscape changed its name to Stockscape.com Technologies Inc. in July 1999 in connection with a change of its business.  Stockscape's shares were quoted on the NASD Over the Counter Bulletin Board (the "OTCBB") prior to completion of the Prior Arrangement.

D.

Glenex

Glenex was formed on May 1, 1984 under the British Columbia Company Act by the amalgamation of H.R.S. Industries, Inc. and Stampede International Resources Inc. to form International H.R.S. Industries Inc.  Glenex changed its name to Glenex Industries Inc. on May 22, 1987.  Glenex was listed on the TSX Venture prior to completion of the Prior Arrangement.

THE PRIOR ARRANGEMENT

We were created by the amalgamation of Bradstone, Peruvian, Glenex and Stockscape (the "Prior Amalgamating Companies") on completion of the Prior Arrangement on July 4, 2002.  The Prior Arrangement was completed pursuant to the British Columbia Company Act which provides a mechanism for business combinations to be effected by arrangement subject to the approval of the British Columbia Supreme Court and by the shareholders of each participant company.  The Prior Arrangement was approved separately by the shareholders of the Prior Amalgamating Companies.  Each shareholder of the Prior Amalgamating Companies was delivered a joint information circular or, in accordance with exemption orders granted by applicable Canadian securities companies a summary of the joint information circular, in connection with their respective shareholders' meeting to approve the Prior Arrangement.  A copy of the information circular was filed by Stockscape with the Securities and Exchange Commission on June 18, 2002.  The approval of the British Columbia Supreme Court to the Prior Arrangement was granted on June 25, 2002.  In granting its approval, the British Columbia Supreme Court held that the Prior Arrangement was fair to the holders of the securities of each of the Prior Amalgamating Companies.

Upon completion of the Prior Arrangement, we issued a total of 20,254,613 Class A Shares in exchange for all of the outstanding shares of Peruvian, Stockscape and Glenex on the following basis:

(a)

each 1.7156 shares of Peruvian were exchanged for one Quest Class A share;

(b)

each 2.2680 shares of Glenex were exchanged for one Quest Class A Share; and

(c)

each 4.1387 shares of Stockscape were exchanged for one Quest Class A Share.

Shareholders of Bradstone received one Quest Class A share for each outstanding Bradstone Class A share and one Quest Class B share for each outstanding Bradstone Class B share.  In addition, 595,872 options and 96,649 warrants of Quest were issued in exchange for previously outstanding options and warrants of Peruvian, Stockscape and Glenex.   The Prior Arrangement was accounted for using the purchase method of accounting with Bradstone identified as the acquirer.

The common shares of each of Stockscape, Peruvian and Glenex were registered pursuant to Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act").  We are deemed to be the successor to each of Stockscape, Peruvian and Glenex pursuant to Rule 12g3-2 of the Exchange Act by virtue of the fact that our Class A shares were issued to the holders of the common shares of each of Stockscape, Peruvian and Glenex.  As a consequence of Quest being the successor to each of Stockscape, Peruvian and Glenex, our Class A shares are deemed registered pursuant to Section 12(g) of the Exchange Act pursuant to Rule 12g3-2 of the Exchange Act.  Our Class A shares were issued to the holders of the common shares of each of Stockscape, Peruvian and Glenex pursuant to the exemption from the registration requirements of the Securities Act of 1933 (the "U.S. Securities Act") provided by Section 3(a)(10) of the U.S. Securities Act.

GENERAL DEVELOPMENT OF THE BUSINESS - THREE YEAR HISTORY

Our prior three year history, which includes the prior history of our predecessors, Bradstone, Peruvian, Glenex and Stockscape, and our own history since July 4, 2002, is summarized as follows.

Prior History of Bradstone

Prior to 1997, Bradstone was the promoter and a joint owner, together with MacMillan Bloedel, of a project relating to the design, construction and equipping of an oriented strandboard manufacturing mill in the province of Ontario. In 1996, Bradstone sold all of its interest in the project to MacMillan Bloedel for an aggregate of $26,000,000. As a result of this sale, Bradstone held approximately $19,000,000 in cash with no significant debt obligations.

From 1997 to the completion of the Prior Arrangement, Bradstone operated as an investment and merchant bank company in Canada. Its primary business objective was to achieve capital appreciation through investments in companies that required equity capital in the early development stage. Its focus was on investments in North American high-growth and emerging companies with an emphasis on technology and resource-based businesses. During this period, Bradstone acquired material interests in the following companies:

1.

A&E Capital Funding Inc.

A&E Capital Funding Inc. ("A&E") is one of our principal shareholders and we own approximately 12.4% of the outstanding Class A multiple voting shares and 31.9% of outstanding Class B subordinate voting shares of A&E.  Mr. Robert G, Atkinson, one of our directors, is a director of A&E and Mr. Gordon Ewart, one of our directors, is the chief executive officer and a director of A&E.  A&E is a publicly traded company listed on the TSX Venture and is a specialized corporate finance organization which focuses on investments in North America and international emerging companies, principally in the financial service, manufacturing, technology, real estate and oil and gas sections. A&E also provides management services to its subsidiaries. Its wholly-owned subsidiary, Foothills Development Inc., is a single purpose company which owns 100% of Newborn Realty Corporation and a 50% interest in Laurel Development Corporation. The business of each of those companies was the Laurel Valley Real Estate Development Project located in the foothills of the Blue Ridge Mountains outside of Greenville, South Carolina. The project is comprised of approximately 245 acres subdivided into 450 single family residential lots which surround an existing 18-hole championship golf course designed by renowned golf course architect P.B. Dye.  A&E disposed of a substantial portion of its interests in these properties in June 2003.

A&E owned approximately 45% of the voting rights attached to the Bradstone shares prior to the closing of the Prior Arrangement.

Bradstone acquired 452,282 Class A shares and 1,096,538 Class B shares of A&E representing a 16.7% interest in A&E prior to 2000.  Bradstone acquired an additional 1,000,000 Class B shares of A&E on June 28, 2002 pursuant to an agreement whereby certain indebtedness of A&E to Bradstone was settled.  See Item 7 of this Annual Report under the heading "Related Party Transactions".  As of the completion of the Prior Arrangement, Bradstone held 454,282 Class A shares of A&E, representing 12.4% of the outstanding Class A shares, and 2,096,538 Class B subordinate voting shares of A&E, representing a 31.9% of the outstanding Class B shares.

2.

Spur Ventures Inc.

Bradstone acquired 1,939,600 common shares of Spur Ventures Inc. ("Spur Ventures"), a publicly traded company listed on the TSX Venture, representing a 7.39% interest in Spur Ventures.  Spur Ventures is engaged in the development of a phosphate deposit outside of Yichang City, China, through a joint venture with the Chinese Government.   These shares were held by Bradstone as of the completion of the Prior Arrangement.

Robert G. Atkinson, Gordon D. Ewart and W. David Black, each of whom was previously one of Bradstone's directors, are also members of the eight person board of directors of Spur Ventures.  Mr. Atkinson is Chairman of the board of directors of Spur Ventures.

3.

Peruvian Gold Limited

Bradstone held 5,552,500 common shares of Peruvian.  On February 1, 2001, Bradstone sold 1,000,000 Peruvian common shares and applied the proceeds of sale to extinguish a loan payable. In April 2002, Bradstone sold its remaining 4,552,500 Peruvian common shares, representing a 27.18% interest in Peruvian, for net proceeds of $2,343,923.

4.

Boundary Creek Resources Ltd.

In 1997, Bradstone acquired a 16% interest in Harbour Petroleum Company Ltd., an oil and gas exploration company, which required restructuring. The resultant company, Boundary Creek Resources Ltd., was restructured as a junior oil and gas company which continued to operate in Western Canada.  Bradstone held a 9.6% interest in Boundary Creek Resources Ltd. as of the completion of the Prior Arrangement.  These shares were tendered to Bow Valley Resources Ltd. in a tender offer announced July 3, 2002.

5.

One Financial Network Inc.

During 2000 and 2001, Bradstone acquired a 38.1% interest in One Financial Network, Inc. ("OFN") through a series of acquisitions pursuant to agreements that contemplated the acquisition by Bradstone of all of the outstanding shares of OFN.  OFN was a Delaware corporation which wholly owned One Financial Network LLC, a California limited liability company which operated an online securities brokerage business.

In February 2001, Bradstone agreed to make available to OFN a credit facility of U.S. $670,000, of which approximately US$430,000 was advanced, (the "OFN Loan"). The OFN Loan and interest were due and payable on February 7, 2002 and were convertible at the option of Bradstone into OFN Shares on the basis of U.S. $0.30 per share.

On June 7, 2001, Bradstone announced that it would not continue with the acquisition of OFN. OFN was subsequently acquired by Brokerage America, Inc. ("BA") and the shares of OFN held by Bradstone and the OFN Loan were converted to 1029.78 common shares of BA. BA is a subsidiary of Andrew Garrett, Inc., a fully licensed broker dealer in the United States since 1994. Bradstone held 1.51% of the issued shares of BA as of the completion of the Prior Arrangement.

As of December 31, 2001, Bradstone held cash of $77,000, marketable securities totalling $6,823,000 and bridge loans receivable of $1,248,000.  Marketable securities included Bradstone's interests in A&E, Spur Ventures, Boundary Creek Resources and BA.

Prior History of Peruvian

Upon completion of a reorganization of its affairs in 1993, Peruvian's operations were focused on the exploration of its mineral properties with the objective of the discovery of silver, lead, zinc, gold and copper mineralization.  Peruvian did not locate any commercially viable reserves on its properties as a result of its exploration activities.  The initial exploration targets of Peruvian concentrated on gold prospects in Peru.  Subsequently, Peruvian expanded its exploration program to include Canada and Ecuador.  During 1996, Peruvian abandoned the majority of its Canadian properties.  In 1997, Peruvian terminated its option to obtain an interest in a property located in Ecuador and abandoned its remaining Canadian properties.   In 1998, Peruvian focused its efforts on the Lara, Tingo and Ollachea properties in Peru.

Peruvian acquired a 100% interest in nine mining petitions comprising 5,400 hectares located in the Ayacucho Department of southern Peru (the "Lara Property") in 1994.  The Lara Property is situated in southern coastal Peru, accessible via the Pan-American Highway, a distance of about 400 kilometers southeast from Lima to the town of Palpa, and from there a 40 kilometer gravel road heads northeast to the property along the valley of Rio Viscus.  The Lara claim group covers an area of 5,400 hectares and is situated within the Coastal Batholith that extends for at least 800 kilometers northwest-southeast and is about 80 kilometers wide.

In July 2000, Peruvian entered into an agreement with Patriot Computer Corporation ("Patriot") for a business combination and reorganization of Peruvian and Patriot, a private company which manufactured and marketed computer systems.  Consummation of the proposed business combination would have resulted in a significant change in the business of Peruvian.  Throughout the remainder of 2000, Peruvian and Patriot worked towards completion of the business combination.  In December 2000, Peruvian was informed that Patriot was assigned into bankruptcy and accordingly, Peruvian did not proceed with the agreement.

During 2001, Peruvian did not conduct or participate in any exploration of its mineral properties. Peruvian assessed its cash reserves on hand in excess of its budgeted holdings and maintenance costs and corporate and administrative overheads.  As a result, management of Peruvian reviewed alternative investments and opportunities to generate a higher return on its excess cash reserves.

In January 2001, Peruvian provided a $350,000 loan to Nikos Exploration Ltd. ("Nikos Exploration"), a company listed on the TSX Venture.  The loan was subsequently converted into 3,500,000 shares of Nikos Exploration.

Peruvian also purchased additional investments, including energy trust units and equity securities.  Net additions for fiscal 2001 were approximately $2,300,000.  Peruvian held investments in the approximate amount of $2,137,000 on completion of the Prior Arrangement.

Peruvian incurred costs relating to mineral property acquisitions, exploration activities and general exploration in the amounts of $179,712 and $345,481 for the 2001 and 2000 fiscal years, respectively.  As of the date of the completion of the Prior Arrangement, Peruvian's remaining mineral property was its interest in the Lara Property in Peru.  Peruvian did not conduct any exploration activities on the Lara Project during 2002.

As of July 4, 2002, the market value of Peruvian's assets included cash of $1,626,000, restricted cash of $3,661,000 pledged as security to the A&E guarantee and investments totalling $2,137,000.  Investments included the 3,500,000 shares of Nikos Exploration, 100,000 shares of Hilton Petroleum Ltd. and 509,500 shares of Boundary Creek Resources Ltd., each of which companies was listed on the TSX Venture.  Certain of the directors and officers of Peruvian held positions as directors and officers of these companies.

Prior History of Glenex

Glenex was engaged in diverse businesses, including the entertainment service activities carried on by its Soho Post & Graphics and Soho Digital Film divisions, the United States gas production business carried on through its subsidiary company, Stampede Energy Corp., and its real estate investment held in its other subsidiary company, Northwest Realty Inc.  Glenex disposed of substantially all of its assets and operations during its 2000 fiscal year. The assets and operations of Soho Digital Film, Stampede Energy Corp. and Northwest Realty Inc. were sold for gross proceeds of $100,000, $3,000,000 and $2,150,000, respectively.

Glenex placed the majority of the funds received from the sale of its assets and operations in an investment portfolio, which included investments in a broad range of equities, bonds and money market instruments.  This portfolio was liquidated in September 2001 due to market uncertainty and the funds were invested in short-term money market investments.

In addition to its financial investments in short-term money market investments, Glenex owned resource assets consisting of an overriding oil and gas royalty interest in the Berry Area of Alberta.   In the 30 month period from January 2000 to June 2002, the Berry royalty generated approximately $450,000 of revenue for Glenex.

As of July 4, 2002, the market value of Glenex's assets included cash of $3,062,000 and investments valued at $300,000.  Investments included 872,500 shares of Groundstar Resources Limited, a publicly traded company whose shares are listed on the TSX Venture.

Prior History of Stockscape

Until July 1999, Stockscape was primarily involved in the acquisition, exploration, development and mining of precious mineral resource properties in the United States.

From 1995 through to October 1998, Stockscape's primary focus was the Mineral Ridge Mine (the "Mine") and adjoining mining claims in Silver Peak, Nevada which it acquired in April 1993 through the purchase of Mineral Ridge Resources Inc. ("Mineral Ridge").  In 1996 Stockscape completed the development of the Mine.  The Mine received a reclamation permit from the United States Bureau of Land Management ("BLM") and Stockscape posted an initial reclamation bond of US$ 1.64 million.  In 1997 gold production began.  Due to declining gold prices and a reduction of mineable reserves, mining ceased in November 1997.  On October 21, 1998 the Mine was sold to Vista Gold Corp. ("Vista") of Denver, Colorado by the sale of the shares of Mineral Ridge.

During 2000 Vista discontinued mining operations at the Mine and Mineral Ridge was placed into bankruptcy.  In August 2000 the BLM served notice on Mineral Ridge of non-compliance with the terms of the reclamation permit, whereupon the United States Fidelity and Guarantee Company ("USF&G"), as surety on the reclamation bond, called upon Stockscape, Vista and their respective subsidiaries, as guarantors under the indemnity provisions of the reclamation bond.  USF&G subsequently initiated a lawsuit against the various guarantors and an out-of-court settlement was achieved.  To fund the settlement, Stockscape purchased 20 million units of Vista at a price of US$0.0513 per unit for proceeds of US$ 1,026,000.  Each unit consisted of one common share and one share purchase warrant exercisable to purchase one additional common share of Vista for US$ 0.075 until February 1, 2007. Vista funded US$ 814,087 of the settlement and the parties mutually consented to the dismissal of the lawsuit.

Stockscape changed its name to Stockscape.com Technologies Inc. on July 9, 1999 and completed a major reorganization involving the acquisition of a privately-held British Columbia company, Stockscape.com Technologies (Canada) Ltd. ("Stockscape Canada").  Upon completion of the reorganization in 1999, Stockscape was engaged in the field of e-commerce, providing Internet financial information management and database management, through its 100% ownership of Stockscape Canada, which maintained an established web-based investment portal offering integrated financial content and analytical tools at www.stockscape.com.

In the quarter ended March 31, 2001, Stockscape sold its sole remaining resource property, the Yakobi Island Property, for gross proceeds of $125,928 and incurred reclamation and other costs in connection with the property of $141,911.

In 2001, Stockscape's management re-evaluated its operations, determined its e-commerce business was unprofitable and likely to continue as such for the foreseeable future and decided to sell the business. By an agreement dated September 20, 2001 Stockscape agreed to sell the business and operations of Stockscape Canada to Nikolas Capital Corporation ("Nikolas") of Vancouver, British Columbia. The sale was effective as of June 29, 2001 and involved nominal cash consideration and the assumption by Nikolas of premises and capital lease obligations of Stockscape Canada related to the business. As part of a management transition, Andrew F.B. Milligan, chairman of Stockscape, replaced Barry F. Duggan as president and chief executive officer.

As of July 4, 2002, the market value of Stockscape's assets included cash of $1,147,000 and investments totalling $6,144,000.  Investments included the Vista shares and share purchase warrants and shares and share purchase warrants of Great Basin Gold.

Development of the Business of Quest

We have been engaged in the business of merchant banking since our formation by amalgamation of Bradstone, Peruvian, Stockscape and Glenex upon completion of the Prior Arrangement on July 4, 2002.

The merchant banking business was initially formed by Bradstone.  Upon completion of the amalgamation of Bradstone, Peruvian, Stockscape and Glenex, we commenced our business strategy of expanding this merchant banking business.  We have funded this business strategy using the cash of Bradstone, Peruvian, Glenex and Stockscape acquired on completion of the Prior Arrangement and using cash generated by the realization of the investment assets of Bradstone, Peruvian, Stockscape and Glenex.

We acquired approximately $5,835,000 in unrestricted cash from Peruvian, Glenex and Stockscape on completion of the Prior Arrangement.  We acquired $3,661,000 in restricted cash from Peruvian.

We realized proceeds of approximately $6,870,000 from sales of investment assets previously held by Bradstone, Peruvian, Stockscape and Glenex during the period from the completion of the Prior Arrangement on July 4, 2002 to December 31, 2002.   We realized further proceeds of $4,806,000 from sales of investment assets during the period from January 1, 2003 to March 31, 2003.  Significant investment assets disposed of included the interests of Peruvian and Bradstone in Boundary Creek Resources and a substantial portion of the shares held by Stockscape in Vista Gold and Great Basin Gold.

We completed the advance of bridge loans totaling in excess of $16,000,000 during the period from the completion of the Prior Arrangement on July 4, 2002 to December 31, 2002.  We have completed the advance of additional bridge loans totaling in excess of $8,500,000 during the period from January 1, 2003 to March 31, 2003, which amount included a re-financing of approximately $6,000,000.  As a consequence of this business strategy, the value of the bridge loans receivable held by Quest increased to $17,051,000 as of December 31, 2002 and to $20,425,000 as of March 31, 2003.  This compares to outstanding bridge loans receivable held by Bradstone of $1,248,000 as of December 31, 2001.

We were able to use the restricted cash acquired from Peruvian to fund a new loan to A&E which included the release of Peruvian's guarantee of A&E's previous loan from HSBC Securities.  This transaction is described in detail in Item 7 of this Annual Report under the heading "Related Party Transactions – A&E Loan".

We have retained various securities acquired on completion of the Prior Arrangement, including our ownership interests in A&E, Spur Ventures, Groundstar Resources and Nikos Exploration previously held by Bradstone, Peruvian and Glenex.  Our intention is to dispose of these securities and to use the proceeds to expand our merchant banking business.  The timing of sales of these securities will depend on market conditions and management's determination as to the optimum time to realize on these assets.  We continue to hold 452,282 Class A shares of A&E, representing approximately 12.4% of the outstanding Class A shares, and 2,096,538 Class B subordinate voting shares of A&E, representing approximately 31.9% of the outstanding Class B shares.

B.

QUEST BUSINESS OVERVIEW

Merchant Banking Business

We are primarily engaged in the merchant banking business.  Our merchant banking business consists primarily of commercial bridge loans made to publicly traded development stage companies.  We generate revenues through interest and fees paid in connection with these loans.

We have developed a portfolio of bridge loans that comprise our merchant banking business.  Our bridge loans receivable relating to the merchant banking business was $17,051,000 as of December 31, 2002 and has increased to in excess of $20,000,000 as of March 31, 2003.  Our loan portfolio at May 30, 2003 was comprised of sixteen bridge loans.

Our strategy is to develop a diversified portfolio of bridge loans to a number of companies in a number of industries in order to maximize returns within an acceptable level of risk tolerance.  We target borrowers who we believe have undervalued business opportunities underpinned with tangible assets and capable and experienced management.  We are managed by a small experienced team of managers who have a history of running successful public companies and who have considerable knowledge and experience in assessing asset and business values in the public and private markets, identifying optimal corporate structures and stabilizing and/ or realizing opportunities in distressed and undervalued situations.

We characterize our loans as "bridge loans" due to the fact that they are typically loans with a short term of three months to twelve months that are used by companies to bridge a current lack of financing and to enable the borrower to reach a point where it no longer requires outside financing or it can achieve conventional debt financing or equity financing.

The characteristics of the bridge loans that comprise our current loan portfolio are as follows:

A.

Borrowers.

The borrowers are typically development stage publicly traded companies.  We also make loans on occasion to high net worth individuals and to other entities which may not be publicly traded.  Our borrowers are generally located in Canada and the United States.

We have primarily targeted borrowers in the natural resource sector, with a particular focus on mining and oil and gas, and to a lesser extent on companies engaged in real estate, manufacturing and technology industries.   Our focus on the natural resource sector reflects the experience of our management in the development of public companies engaged in the natural resource sector.

B.

Purposes of the Bridge Loans.

The loan funds are typically used by borrowers to bridge a short-term lack of financing which results due to the development stage of the borrower's business.  The borrower typically uses the funds for the following purposes:

(i)

working capital requirements;

(ii)

to acquire new assets;

(iii)

to complete the development of a product; or

(iv)

to place a mining or oil and gas property into production or advanced exploration.

We typically target loan terms from three months to twelve months.  The short term nature of the bridge loans is consistent with the purpose of the bridge loans, namely to bridge a short term shortfall in the borrower's capital requirements.

C.

Principal Amounts.

The principal amounts of the bridge loans vary, but are typically in the range of $500,000 to $5,000,000.

D.

Interest.

The bridge loans typically bear interest at the rate of 1% per month.  Interest rates may vary according to the risk exposure to us in advancing the loan.

E.

Bonuses and Commitment Fees.

We typically take a bonus or commitment fee in the range of 5% to 20% of the principal amount of the bridge loan advanced to the borrower which is paid to us as consideration for the advance of the loan.  The amount of the bonus or commitment fee will vary according to the term of the loan, the risk exposure to us in advancing the loan and other factors that we perceive to be relevant.  The bonus or commitment fee is typically paid by the borrower in equity by the issue of common shares of the borrower to us.  We may also receive share purchase warrants or other convertible securities.  In other cases, the bonus or commitment fee is payable in cash.  Our objective in accepting payment of the bonus or commitment fee in shares is to enable us to acquire a liquid asset that we can sell in the public market, without requiring that the borrower use the borrowed funds to repay us.  As a consequence of this strategy, we typically target borrowers that are publicly traded companies.  The amount of the shares issued is typically based on the amount of the bonus or commitment fee and the trading price of the borrower's stock at the time of the advance.  Shares are acquired with a view to realization in order that payment of the bonus or commitment fee can be converted to cash, rather than with a view to long-term investment.

F.

Maturity Dates.

The term of the bridge loans advanced by us varies, but terms are typically in the range of three months to twelve months.

G.

Security.

Most bridge loans advanced by us are secured with assets that have a fair market value in excess of the amount advanced, as of the date of the advance of the loan.  The exact nature of the security granted by the borrower is largely dependent on the nature of the business and asset base of the borrower.  We generally take security that is in the form of a charge over specific assets, such as real estate mortgages, charges against interests in oil and gas properties and pledges of shares.  Security can also include general security agreements or personal guarantees from principals or other parties in appropriate circumstances.

H.

Syndication of Loans.

We also engage in the syndication of bridge loans in circumstances where deemed appropriate by our management, including circumstances where the amount to be borrowed by the borrower is greater than the risk exposure that is acceptable to us.  Syndications of bridge loans are generally to not more than three or four other participants.  Syndication serves to diversify the risk exposure of our merchant banking loan portfolio and to reduce exposure to a default by any one borrower.  In the event that we complete the syndication of a bridge loan, we may take a fee payable by syndicate participants.  Our fee typically equals 10% of interest payable by the borrower and 20% of any bonus or commitment fee payable by the borrower in connection with the amount of the loan that is syndicated.  We completed syndication of two bridge loans in 2002 and have syndicated five bridge loans in 2003 to date.

Bridge Loan Guidelines

We employ a disciplined analytical approach in assessing whether to proceed with the advance of any bridge loan.  This approach includes completing an analysis of the fundamental business characteristics of each borrower, together with an analysis of the market value and liquidity of any security to be granted by the borrower as security for the loan.  We undertake research that includes analysing credit risk, profitability, liquidity, outstanding debt, operating and administrative costs, commodity price exposure, economic and reserve life (where applicable), cash flow, the ability of the management of the board to grow and manage the business and other factors applicable to the collateral and the ability of the borrower to repay its bridge loan.

Investment Opportunities

We participate in investments in securities and assets in circumstances where management identifies an opportunity to allocate capital to securities with capital appreciation potential or to undervalued assets.  Undervalued assets may include the purchase of royalty income streams on oil and gas and mining operations; acquisition of operating assets of distressed companies; liquidation and/or sale of assets of an undervalued company.  Investments in securities may take the form of private placement investments or open-market purchases.  Investments in securities and assets form a supplement to our primary merchant banking business.  Investments in securities and assets since the date of the Prior Arrangement have totalled approximately $1,616,000 compared to commercial bridge loans completed since the date of the Prior Arrangement that total in excess of $24,000,000.

Resource Properties

We continue to own the Lara Property that was originally acquired by Peruvian.   We consider that the Lara prospect is at present not a material component of our business.  Prior exploration on the Lara Property concluded that an additional exploration program comprised of both combined reverse circulation drilling and diamond drilling was recommended in order to test the potential of the Lara Property.  A detailed description of the Lara Property, its geology and the prior exploration completed is provided in the annual report on Form 20-F filed by Peruvian with the Securities and Exchange Commission for its year ended December 31, 2001.  We have determined not to proceed with any further exploration of the Lara Property at this time.  We have determined to maintain the core of the mineral claim portfolio comprising the Lara Property in good standing pending a determination to proceed with further exploration of this property or to attempt to sell or joint venture the property.  The cost of maintaining the Lara Property in good standing is approximately $42,000 per year.

We continue to own the overriding oil and gas royalty interest in the Berry Area of Alberta which was originally acquired by Glenex.  We currently receive revenues of approximately $4,000 per month from the Berry royalty.

THE VICEROY ARRANGEMENT

We have entered into a new arrangement agreement dated May 15, 2003 with Viceroy, Avatar, Arapaho, ViceroyEx, SpectrumGold, Oro Belle and SpectrumSub (the "Viceroy Arrangement Agreement").  The Viceroy Arrangement Agreement provides for the business combination of Quest, Viceroy, Avatar and Quest Management, a wholly owned subsidiary of Arapaho.  In addition, persons who are Viceroy shareholders immediately prior to the completion of the Viceroy Arrangement will receive a majority of the shares to be acquired by Viceroy in SpectrumGold, which is initially 50% owned by each of Viceroy and NovaGold, and in ViceroyEx which is 100% owned by Viceroy.  This new arrangement transaction is referred to in this Annual Report on Form 20-F as the "Viceroy Arrangement".  Upon completion of the Viceroy Arrangement, Quest and Avatar will be dissolved into Viceroy without winding up, Quest Management will be a wholly-owned subsidiary of Viceroy and Viceroy will continue as one merged company under the name "Quest Capital Corp."   Quest Capital Corp. is referred to in this Annual Report as "Quest Capital".  Each securityholder of Quest, Viceroy, Avatar and Quest Management will receive securities of Quest Capital in exchange for their existing securities of Quest, Viceroy, Avatar and Quest Management.  Shareholders of Viceroy will also receive shares of SpectrumGold and ViceroyEx in exchange for their shares of Viceroy.  These rights to receive securities are subject to the provision for persons who would receive less than 100 shares of Quest Capital or less than 500 shares of ViceroyEx or SpectrumGold to receive cash in lieu of shares unless they specifically elect to receive shares provided further that payments of less than $10 will not be made.  Shareholders of Quest, Avatar and Quest Management will not receive any shares of SpectrumGold or ViceroyEx.  These securities will be issued to United States securityholders of Quest, Viceroy and Avatar pursuant to Section 3(a)(10) of the U.S. Securities Act.

The Viceroy Arrangement Agreement, together with Amendment No. 1 to the Viceroy Arrangement Agreement, is reproduced in full as exhibits to this Annual Report.  The general description of the Viceroy Arrangement Agreement which follows is qualified in its entirety by reference to the full text of the Viceroy Arrangement Agreement.

The Viceroy Arrangement Agreement contemplates the completion of a series of transactions as part of a statutory plan of arrangement pursuant to the British Columbia Company Act (the "B.C. Company Act").  The transactions that are to comprise the Viceroy Arrangement are summarized in a Plan of Arrangement that is included as a schedule to the Viceroy Arrangement Agreement.  The Viceroy Arrangement must be approved by the Supreme Court of British Columbia in accordance with the requirements of the B.C. Company Act.  In addition, the shareholders of each of Quest, Viceroy, Avatar and Arapaho must approve the Viceroy Arrangement by way of "special resolutions" of the shareholders of each company.  Special resolutions under the B.C. Company Act require the approval of 75% of the shareholders entitled to vote at the meeting of the shareholders.  Quest and Viceroy have prepared and delivered to their shareholders a summary of the joint information circular and Avatar and Arapaho have prepared and have delivered to their shareholders a summary of the joint information circular in connection with the solicitations of proxies in connection with the shareholders meetings of each respective company to be held to approve the Viceroy Arrangement (the "Joint Information Circular").  In addition, Viceroy and Quest have made the Joint Information Circular available electronically and a printed copy is available to shareholders upon request.  We have filed a copy of this joint information circular with the Securities and Exchange Commission on a Form 6-K filed on June 2, 2003.  Shareholders of Quest are referred to the Joint Information Circular for a more complete description of the Viceroy Arrangement and each of the parties to the Viceroy Arrangement.

The Viceroy Arrangement was approved by our shareholders and the shareholders of each of Viceroy, Avatar and Arapaho by "special resolutions" of the shareholders passed at separate shareholders' meetings held on June 18, 2003 in accordance with the British Columbia Company Act.  The British Columbia Supreme Court approved the Viceroy Arrangement on June 20, 2003. The British Columbia Supreme Court was advised prior to approving the Viceroy Arrangement the parties would rely on the exemption from the registration requirements provided by Section 3(a)(10) of the U.S. Securities Act in issuing the securities to be exchanged upon completion of the Viceroy Arrangement.  The final order of the British Columbia Supreme Court included the determination of the Court that the Viceroy Arrangement is fair to each of the participants and their members.  The Viceroy Arrangement is anticipated to close and become effective on June 30, 2003, subject to the delivery by each party of the deliveries required by Viceroy Arrangement Agreement and subject to the terms and conditions of the Viceroy Arrangement Agreement.

1.

Summary of the Effect of the Viceroy Arrangement

The Viceroy Arrangement will involve the completion of the steps outlined below under the heading "Steps in the Arrangement".  Upon completion of these steps, the companies will have been reorganized as follows:

(1)

Viceroy will have been renamed "Quest Capital Corp" (referred to as "Quest Capital") and will have been recapitalized as follows:

(a)

its existing common shares will have been consolidated on a one for three basis;

(b)

its common shares will have been redesignated as Class A Subordinate Voting Shares without par value (one vote per share) (the "Quest Capital Class A Shares");

(c)

a new class of Class B Variable Multiple Voting Shares without par value will have been created (the "Quest Capital Class B Shares") with the voting rights described below under the heading "Quest Capital Class B Shares"; and

(d)

two separate classes of Preferred Shares will have been created.

(2)

Quest Capital will have acquired all assets of Quest and will have assumed all liabilities of Quest and Quest will have been dissolved;

(3)

Quest Capital will have acquired all assets of Avatar and will have assumed all liabilities of Avatar and Avatar will have been dissolved;

(4)

Quest Capital will have acquired Quest Management as a wholly owned subsidiary;

(5)

ViceroyEx will have acquired all of Viceroy's Argentine mineral exploration properties through the acquisition of all the shares of Oro Belle.  ViceroyEx will be owned approximately 81% by the former shareholders of Viceroy, on a pro rata basis, and approximately 19% by Quest Capital.  ViceroyEx will own Oro Belle as a wholly owned subsidiary;

(6)

SpectrumSub will have acquired certain of Viceroy's British Columbia and Yukon mineral exploration properties and will have acquired certain Yukon mineral exploration properties of NovaGold.  NovaGold will own 50% of the shares of SpectrumGold.  The remaining 50% of SpectrumGold will be owned by the former shareholders of Viceroy, on a pro rata basis, and by Quest Capital, with Quest Capital holding approximately 19% of the shares of SpectrumGold.  SpectrumGold will own SpectrumSub as a wholly owned subsidiary;

(7)

The shareholders of Viceroy, Quest, Avatar and Quest Management will be entitled to exchange their original share certificates for certificates representing the following shares (subject to provisions for shareholders who would receive less than 100 Quest Capital Shares or less than 500 ViceroyEx shares or SpectrumGold shares to receive cash in lieu of shares unless they specifically elect to receive shares, provided further that payments of less than $10 will not be payable):

Shares Originally Held prior to the Arrangement	Quest Capital Class A Shares to be Received Upon Completion of the Arrangement	Quest Capital Class B Shares to be Received Upon Completion of the Arrangement	ViceroyEx Shares to be Received Upon Completion of the Arrangement	SpectrumGold Shares to be Received Upon Completion of the Arrangement
Viceroy Shares	One Quest Capital Class A Share for each three (3) Viceroy Shares(pre-consolidation)	NIL	One ViceroyEx Share for every ten (10) Viceroy Shares (pre-consolidation)	One SpectrumGold Share for every thirty (30) Viceroy Shares(pre-consolidation)
Quest Class A Shares	1.0514 Quest Capital Class A Shares for each Quest Class A Share	NIL	NIL	NIL
Quest Class B Shares	NIL	1.0514 Quest Capital Class B Shares for each Quest Class B Share	NIL	NIL
Avatar Shares	0.2825 Quest Capital Class A Shares for each Avatar Share	NIL	NIL	NIL
Quest Management Shares	Arapaho, as the sole shareholder of Quest Management, will receive 863,857 Quest Capital Class A Shares in exchange for all of the issued shares of Quest Management	NIL	NIL	NIL

(8)

Quest Capital, ViceroyEx and SpectrumGold will be owned by the former shareholders of Viceroy, Quest, Avatar and Quest Management as follows, assuming completion of the Quest Capital Private Placement, as described below under the heading "Quest Capital Private Placement":

Original Shareholders	Quest Capital Class A Shares (1),(2)	Quest Capital Class B Shares (3)	ViceroyEx Shares	SpectrumGold Shares
Viceroy Shareholders	The former shareholders of Viceroy will own approximately 35,402,415 Quest Capital Class A Shares, representing approximately 46.3% of the issued Quest Capital Class A Shares	The former shareholders of Viceroy will not receive any Quest Capital Class B Shares	The former shareholders of Viceroy will own approximately 81% of the issued shares of ViceroyEx, with the balance of approximately 19% being owned by Quest Capital

The former shareholders of Viceroy will own approximately 31% of the issued shares of SpectrumGold and Quest Capital will receive 19% of the issued shares of SpectrumGold.  Nova Gold will own 50% of SpectrumGold

Quest Class A Shareholders	The former Quest Class A Shareholders will own 25,978,547 Quest Capital Class A Shares, representing approximately 34.0% of the issued Quest Capital Class A Shares	The former Quest Class A Shareholders will not receive any Quest Capital Class B Shares	The former Quest Class A Shareholders will not receive any ViceroyEx Shares	The former Quest Class A Shareholders will not own any SpectrumGold Shares
Quest Class B Shareholders	The former Quest Class B Shareholders will not own any Quest Capital Class A Shares	The former Quest Class B Shareholders will own 4,276,849 Quest Capital Class B Shares, being all of the issued Quest Capital Class B Shares	The former Quest Class B Shareholders will not receive any ViceroyEx Shares	The former Quest Class B Shareholders will not own any SpectrumGold Shares
Avatar Shares	The former Avatar Shareholders will own 5,950,408 Quest Capital Class A Shares, representing approximately 7.8% of the issued Quest Capital Class A Shares	The former Avatar Shareholders will not receive any Quest Capital Class B Shares	The former Avatar Shareholders will not receive any ViceroyEx Shares	The former Avatar Shareholders will not receive any SpectrumGold Shares
Quest Management Shares	Arapaho, as the former shareholder of Quest Management, will own 863,857 Quest Capital Class A Shares, representing approximately 1.1% of the issued Quest Capital Class A Shares	Arapaho will not receive any Quest Capital Class B Shares	Arapaho will not receive any ViceroyEx Shares	Arapaho will not receive any SpectrumGold Shares

(1)

Based on 76,528,560 Quest Capital Class A Shares being outstanding upon completion of the Viceroy Arrangement.

(2)

Assumes the issuance of 8,333,333 Quest Capital Class A Shares upon completion of the Quest Capital Private Placement.

(3)

Based on 4,276,849 Quest Capital Class B Shares being outstanding upon completion of the Viceroy Arrangement.

(9)

Quest Capital will carry on the business of merchant banking.

(10)

The Quest Capital Class A Shares and the Quest Capital Class B Shares will trade on the TSX.

2.

Principal Steps Of The Viceroy Arrangement

The Viceroy Arrangement will involve the reorganization and exchanges of securities of Viceroy, Quest, Avatar, Quest Management, ViceroyEx, SpectrumGold, Oro Belle and SpectrumSub.  The principal steps are summarized as follows:

(1)

Oro Belle Shareholders, including Viceroy, will exchange all of the issued shares of Oro Belle (the "Oro Belle Shares") for shares of ViceroyEx (the "ViceroyEx Shares"), on the basis of one ViceroyEx Share for each Oro Belle Share;

(2)

the SpectrumSub Shareholders, including Viceroy and NovaGold, each currently a 50% shareholder of SpectrumSub, will exchange all of the issued shares of SpectrumSub (the "SpectrumSub Shares") for shares of SpectrumGold (the "SpectrumGold Shares"), on the basis of one SpectrumGold Share for each SpectrumSub Share;

(3)

in conjunction with or concurrent with the share exchanges, subject to subsection (6), Viceroy will distribute by way of "reduction of capital" of Viceroy a sufficient number of ViceroyEx Shares it receives and a sufficient number of the SpectrumGold Shares it receives to shareholders of Viceroy (the "Viceroy Shareholders") on the closing date of the Viceroy Arrangement (the "Closing Date") to be able to distribute the number of ViceroyEx and SpectrumGold Shares in accordance with the Viceroy Arrangement Agreement on the basis that the properties held by ViceroyEx and SpectrumGold would cease to be held by Viceroy in the ordinary course of business and the value of the ViceroyEx Shares and SpectrumGold Shares distributed to Viceroy Shareholders would not be required to support Viceroy's continued operations and Viceroy will reduce the paid up capital of the Viceroy Shares by an amount equal to the value of the ViceroyEx Shares and SpectrumGold Shares distributed on that reduction of capital;

(4)

Viceroy will alter its share capital as follows:

(a)

all of the Viceroy Shares (both issued and unissued) shall be consolidated on a one for three basis;

(b)

the Viceroy Shares will be redesignated as Class A Subordinate Voting Shares (the "Quest Capital Class A Shares") without par value, having one vote per share;

(c)

a new class of shares will be created which will be designated as Class B Variable Multiple Voting Shares (the "Quest Capital Class B Shares") without par value, having a minimum of one vote per share and up to a maximum of five votes per share; and

(d)

the authorized capital will be increased to consist of 1,500,000,000 shares divided into 500,000,000 Quest Capital Class A Shares, 500,000,000 Quest Capital Class B Shares, 250,000,000 First Preferred Shares and 250,000,000 Second Preferred Shares;

(5)

in three separate share exchanges, Viceroy will acquire all of the issued shares of Avatar, Quest Management and Quest, in that order;

(6)

upon completion of the transactions set forth in subsections (1) through (5) above, the securityholders of Viceroy, Avatar, Quest Management (being Arapaho) and Quest, subject to the provisions for shareholders who would hold less than one board lot of Quest Capital or less than 500 ViceroyEx Shares or 500 SpectrumGold Shares on completion of the Arrangement to receive cash, as detailed in the Arrangement Agreement, will be entitled to receive the following post-Arrangement securities in exchange for their pre-Arrangement securities:

(a)

Holders of Viceroy Shares will receive (i) one Quest Capital Class A Share in exchange for every three Viceroy Shares (pre-consolidation); (ii) one ViceroyEx Share in exchange for every ten Viceroy Shares (pre-consolidation); and (iii) one SpectrumGold Share in exchange for every thirty (30) Viceroy Shares (pre-consolidation);

(b)

Holders of common shares of Avatar (the "Avatar Shares") will receive 0.2825 Quest Capital Class A Shares in exchange for each Avatar Share;

(c)

Arapaho as the sole holder of all of the issued shares of Quest Management will receive a total of 863,857 Quest Capital Class A Shares in exchange for all of the issued shares of Quest Management;

(d)

Holders of Quest Class A Shares will receive 1.0514 Quest Capital Class A Shares in exchange for each Quest Class A Share;

(e)

Holders of Quest Class B Shares will receive 1.0514 Quest Capital Class B Shares in exchange for each Quest Class B Share;

(f)

In exchange for their respective options, warrants and other securities of Viceroy, Avatar and Quest, holders of options, warrants and other securities of Viceroy, Avatar and Quest will receive options, convertible warrants and other convertible securities of Quest Capital entitling the holders to acquire Quest Capital Class A Shares on the same exchange ratios and with corresponding changes to the exercise prices based on the share exchange ratios set out above and having the same exercise and conversion periods as the securities exchanged therefor;

(7)

the amount of the paid up capital attributable to the Quest Capital Class A Shares and Quest Capital Class B Shares upon implementation of the Viceroy Arrangement will be reduced by an amount equal to the accumulated deficit of Quest Capital at that date in order that the accumulated deficit of Quest Capital will be eliminated;

(8)

the name of Quest Capital shall be "Quest Capital Corp.";

(9)

the memorandum of Quest Capital will be in the form of the Altered Memorandum of Quest Capital Corp. attached as Appendix "A" to the Arrangement Agreement;

(10)

the articles of Quest Capital will be in the form of the Amended and Restated Articles of Quest Capital Corp. attached as Appendix "B" to the Arrangement Agreement; and

(11)

upon completion of the share exchanges, the whole of the undertaking and property and liabilities of Quest and Avatar will be transferred to Quest Capital, and Avatar and Quest will be dissolved without winding-up.

3.

Quest Capital Class B Shares

The Quest Capital Class B Shares will have variable multiple voting rights.  The multiple voting rights are structured so that the voting rights will increase by one additional vote per Quest Capital Class B Share for each 6,000,000 of additional voting rights attached to Quest Capital Shares (being any combination of Quest Capital Class A and Class B Shares) issued subsequent to the Viceroy Arrangement and prior to the completion of the Private Placement, to a maximum of five votes.  The number of votes attached to the Quest Capital B Shares will be two votes per share upon completion of the Viceroy Arrangement, assuming the Quest Capital Private Placement is completed.

4.

Directors and Officers of Quest Capital

The proposed board of directors of Quest Capital will consist of ten directors, each of whom will be a nominee of Viceroy, Quest, Avatar or Arapaho.  It is anticipated that the board of directors will be comprised of A. Murray Sinclair, Ronald K. Netolitzky, W. David Black, Michael H. Halvorson, Michael D. Winn, Robert G. Atkinson, Brian E. Bayley, Edward L. Mercaldo, Henry J. Knowles, and Dan Goodman (independent). It is anticipated that Henry J. Knowles will be appointed as Chairman, Brian E. Bayley will be appointed as president and chief executive officer, A. Murray Sinclair will be appointed as managing director and Susan M. Neale will be appointed as chief financial officer.

5.

Quest Capital Private Placement

As part and parcel of the Viceroy Arrangement and subject to separate approval of the shareholders of Viceroy, Quest Capital will be offering up to 8,333,333 units at a price of $1.20 per unit on a private placement basis (the "Quest Capital Private Placement"). The Quest Capital Private Placement will be completed immediately following the effective date of the Viceroy Arrangement.  Each unit will be comprised of one Quest Capital Class A Share and one common share purchase warrant.  Each warrant will be exercisable for five years after the date of issue at an exercise price of $1.50 per Quest Capital Class A Share, subject to a reduction in the exercise period to 20 business days if the closing price of Quest Capital Class A Shares on the TSX for a period of 20 consecutive trading days commencing after December 31, 2003 is at or above $2.25 per Quest Capital Class A Share. The securities acquired pursuant to the Quest Capital Private Placement will be subject to a four month hold period from the date of issuance, pursuant to Canadian securities legislation.

6.

Conditions to the Viceroy Arrangement Becoming Effective

The completion of the Viceroy Arrangement is subject to a number of conditions precedent, as set forth in detail in the Viceroy Arrangement Agreement.  The key principal conditions precedent include the following:

(a)

the shareholders of each of Quest, Viceroy, Avatar and Arapaho will have approved the Viceroy Arrangement in accordance with an interim order of the Supreme Court of British Columbia (the "Court") regarding the Viceroy Arrangement.  Shareholder approval of each party was obtained on June 18, 2003.

(b)

the Viceroy Arrangement will have been approved by the final order of the Court (the "Final Order").  In approving the Final Order, the Court will have determined, prior to approving the Final Order, that the terms and conditions of the exchanges of securities comprising the Viceroy Arrangement are fair to those security holders to whom securities will be issued upon completion of the Viceroy Arrangement.  Approval by the Court and the Final Order were obtained on June 20, 2003.

(c)

the TSX and TSX Venture shall have accepted the Viceroy Arrangement and the TSX shall have conditionally approved the listing of the Quest Capital Class A shares and Class B shares.

(d)

notices of dissent in respect of the Viceroy Arrangement shall not have been received by representing 2% or more of the Viceroy Shares, the Quest Class A Shares, the Quest Class B Shares, the Avatar Shares or the Arapaho Shares, as the case may be, outstanding at such time.

(e)

the board of directors of Quest Capital shall have been constituted as provided in the Viceroy Arrangement Agreement.

7.

Break Fee Payment

If we do not complete the Viceroy Arrangement because we accept an unsolicited superior proposal, as defined in the Viceroy Arrangement Agreement, or as a result of the other parties terminating the Viceroy Arrangement Agreement because of a breach by us in any material respect of any material obligation, representation or warranty under the Viceroy Arrangement Agreement, then we will be required to pay break-up fees aggregating $300,000 to Viceroy, Avatar and Arapaho.  Similarly, if Viceroy, Avatar or Arapaho accepts an unsolicited superior proposal or is in breach of the Viceroy Arrangement Agreement which results in termination, a break-up fee will be payable to us and the other parties by the party accepting the superior proposal or the defaulting party, as the case may be.

8.

Interests Of Insiders In The Viceroy Arrangement

Certain of our officers and directors are officers, directors and/ or shareholders of Viceroy, Arapaho and Avatar and will continue as directors and/ or officers of Quest Capital.  Certain of our significant shareholders own significant interests in Viceroy, Arapaho and Avatar.  A description of these relationships involved in the Viceroy Arrangement is provided under Item 7 of this Annual Report under the heading "Related Party Transactions – Viceroy Arrangement".

9.

Overview of the Business of Viceroy

Viceroy was incorporated under the British Columbia Company Act on October 27, 1980 under the name Viceroy Petroleums Ltd. On April 6, 1984, Viceroy amalgamated with B & B Resource Inc.  The amalgamated company continued its operations as Viceroy Resource Corporation.

Viceroy's head office is located in Vancouver, British Columbia.  Viceroy's common shares have been listed for trading on the TSX since February 11, 1986.  Viceroy is a reporting issuer under Canadian securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick and Northwest Territories.

Viceroy is primarily a natural resource company involved in the acquisition, exploration, financing, development and operation of mineral properties.  In addition, Viceroy has on occasion invested in junior exploration companies.

Viceroy's mineral properties currently include its 75% interest in the Castle Mountain Mine, its 100% interest in Brewery Creek Mine; and its 100% interest in the Gualcamayo Project, each of which is described as follows.

1.

Castle Mountain Mine was formerly a year round open pit heap leach mine. Mining operations started in 1990 and ended in 2001.  The Castle Mountain Property is located 105 kilometers south of Las Vegas, Nevada, near the eastern edge of the Mojave Desert in San Bernardino County, California.  The property is owned by the Castle Mountain Venture ("CMV") which is owned 75% by Viceroy Gold Corporation; a 100% owned subsidiary of Viceroy, and 25% by MK Gold Company.   The property consists of approximately 823 claims covering approximately 20 square miles. Most of the mining claims are subject to production-based net smelter return royalty payment and other royalty payments, which include annual rental or advance royalty payments.  Since the cessation of mining, gold production has continued from the ongoing leaching of the leach pad.  Reclamation and closure activities have been ongoing since the cessation of mining.

2.

Brewery Creek Mine was a seasonally operated open pit heap leach with mining operations starting in 1995 and ending in early 2001.  In 2002, heap leach leaching was completed and detoxification and drain-down of the heap commenced.  Reclamation and closure activities have been ongoing since cessation of mining in 2001. The Brewery Creek Mine is located 55 kilometres due east of Dawson City, Yukon.  The property is owned by Viceroy Minerals Corporation, a 100% owned subsidiary of Viceroy.  The property consists of 801 mineral quartz claims and fractions held under the provision of the Yukon Quartz Mining Act covering approximately 8 by 16 kilometers.  Ninety-three claims have been surveyed and have been converted to "Quartz Mining Leases", 76 of the mining leases expire in May 2016, 7 in May 2018 and 10 in August 2019.

3.

Viceroy has explored directly and indirectly in Argentina since the mid 1990's.  In November 2002, Viceroy acquired the remaining 40% interest in the Gualcamayo Project for US$1,000,000.  Viceroy controls over 70,000 hectares, including 100% of the Gualcamayo Project, and has an extensive database on its properties and the region in general.  Viceroy's interest in the Gualcamayo Project is owned through Oro Belle, which in turn owns the Gualcamayo project through 100% owned subsidiaries.

In 1999, Viceroy, through its 100% wholly owned subsidiary Viceroy Australia Pty Ltd ("VAPL"), acquired a 100% interest in the Bounty Gold Mine located in Western Australia from Forrestania Gold NL.  VAPL entered into a loan agreement with NM Rothschild & Sons (Australia) Ltd. ("Rothschild") with respect to financing the acquisition.  VAPL had provided a charge that in event of default enabled Rothschild to assume the Bounty Gold Mine claims.  Viceroy had provided a corporate guarantee for a portion of the loan.  In June 2001, Viceroy placed VAPL and its 100% interest in the Bounty Gold Mine into voluntary administration.  In August 2001, Viceroy reached a settlement agreement with Rothschild and Macquarie Bank Limited ("Macquarie") relieving Viceroy of its obligations under the agreements with Rothschild and Macquarie guaranteeing certain borrowings and hedging arrangements relating to the Australian operations.  In December 2002, a settlement was reached with the creditors of its Australian subsidiaries relieving Viceroy from any further claims.

As part of the Viceroy Arrangement, subject to certain conditions, Viceroy will transfer a 100% interest in Oro Belle, through which its ownership interest in the Gualcamayo Project is held, to ViceroyEx.  In addition, Viceroy will provide $500,000 of financing to Oro Belle.  Viceroy will exchange shares of Oro Belle for shares of ViceroyEx.  Viceroy plans to distribute approximately 81% of the ViceroyEx Shares to Viceroy Shareholders on a pro rata basis on completion of the Viceroy Arrangement.

As part of the Viceroy Arrangement, Viceroy has entered into an organization agreement with NovaGold, SpectrumGold and SpectrumSub whereby Viceroy has agreed to transfer to SpectrumSub an option to purchase the mineral properties of, other rights to, and the assets of the Brewery Creek gold mine in the Yukon Territories.  NovaGold has agreed to transfer to SpectrumSub its rights to its Klondike, McQuesten, Harlan and Sprogge properties in the Yukon.  Viceroy and NovaGold have each agreed to transfer these properties to Spectrum Sub in exchange for 4,000,000 shares of SpectrumSub.  In addition, Viceroy and NovaGold have agreed to subscribe for $500,000 of shares of SpectrumSub at a price of $0.25 per share.  These shares of SpectrumSub will subsequently be exchanged for shares of SpectrumGold, whereupon Viceroy will distribute approximately 62% of the shares of SpectrumGold it receives to the Viceroy Shareholders.

As of December 31, 2002, Viceroy had working capital of $16,496,000 and no long term debt. Viceroy had cash and cash equivalents of $15,878,000 as of December 31, 2002.  In addition, Viceroy had $9,838,000 in appropriated cash set aside for reclamation obligations at the Castle Mountain Mine and restricted cash of $8,204,000 relating to license requirements at the Brewery Creek Mine.

Viceroy has made investments in junior exploration companies and more recently has provided bridge loans to individuals and corporations.  Subsequent to December 31, 2002, Viceroy has completed approximately $10,000,000 in asset backed bridge loans and sold marketable securities for proceeds of $2,300,000.

10.

Overview of the Business of Avatar

Avatar was incorporated under the British Columbia Company Act as Lighthouse Resources Inc. on November 17, 1980.  Avatar changed its name to Saxon Capital Corp. on June 22, 1995.  Avatar then changed its name to Saxon Gold Corp. on May 28, 1997.  Avatar changed its name to Avatar Petroleum Inc. on December 18, 2000.

Avatar's head office is in Vancouver, British Columbia.  Avatar is currently listed on the TSX Venture and its shares trade under the symbol "AVA".

Prior to 2000, Avatar was a mineral exploration company with a significant land holding in Ecuador.  Due to financial and market constraints, management sought other opportunities in Ecuador.  In October 1999, Avatar acquired Grantmining, S.A., an Ecuadorian company whose sole asset was a 30% interest in an Ecuadorian oil concession.  Avatar sold Grantmining, S.A. to Rio Alto Exploration Ltd. in November, 2001 for proceeds of US$3.75 million, subject to certain adjustments.   Since the sale of Grantmining, S.A., Avatar has not carried on any active business. Avatar's principal assets are now cash and short-term investments.

As of December 31, 2002, Avatar had working capital of $6,123,000 and no business operations.

11.

Overview of the Business of Quest Management

Quest Management was incorporated under the British Columbia Company Act on December 10, 1996 under the name 532741 British Columbia Ltd.  Quest Management changed its name to Quest Management Corp. on January 24, 1997.

Quest Management's head office is located in Vancouver, British Columbia.  Quest Management is a privately held subsidiary of Arapaho whose shares are traded on the TSX Venture.

Quest Management provides a range of consulting, administrative, management and related services to client companies.  Quest Management's clients include public and private companies in the mining, oil and gas and technology fields.   Quest Management derives income through management fees charged to its clients for its services.  Quest Management's duties typically include assisting clients with the completion of regulatory filings, including securities regulatory filings and certain administrative requirements.  The directors and officers of Quest Management's clients remain responsible for the operations of their respective companies.  Quest Management employs a management team of seven full time employees to provide these services.  As at December 31, 2002, Quest Management provided services to 19 public companies and one private company.

12.

Business Of Quest Capital Upon Completion of the Viceroy Arrangement

Merchant Banking Business

If the Viceroy Arrangement is consummated, Quest Capital will be primarily engaged in the merchant banking business. Quest Capital will use its cash assets to fund the merchant banking business.  It is anticipated that Quest Capital will undertake a process of liquidating its marketable securities in order to generate cash which will in turn be employed in the merchant banking business.  The merchant banking business of Quest Capital will consist of the development of a portfolio of commercial bridge loans made along the same guidelines as the Quest commercial bridge loans.

Investment Opportunities

Quest Capital will participate in investments in securities and assets in circumstances where management has identified an opportunity to allocate capital to securities with capital appreciation potential or to undervalued assets. Undervalued assets may include the purchase of royalty income streams on oil and gas and mining operations; acquisition of operating assets of distressed companies; liquidation and/or sale of assets of an undervalued company. Investments in securities may take the form of private placement investments or open-market purchases. Investments in securities and assets will form a supplement to Quest Capital's primary merchant banking business.

Resource Properties

Quest Capital will operate and own 75% of the Castle Mountain Mine located in California which is projected to produce 24,000 ounces of gold in 2003 and generate in excess of $5.4 million in operating cash flow.

The Castle Mountain Mine is currently in reclamation with the majority of the closure activities anticipated to be completed by the middle of 2005. Quest Capital will operate and own 100% of the Brewery Creek Mine located in Yukon, Canada. The Brewery Creek Mine is currently in reclamation with the majority of the closure activities anticipated to be completed by the middle of 2003.

Quest Capital will own the Lara Property and will continue to maintain the core claims comprising the Lara Property in good standing pending a determination to proceed with further exploration or to attempt to sell or joint venture the property.

Quest Capital will own the Berry Area royalty currently held by Quest pending a determination as to whether to attempt to sell this property.

Management and Administrative Services

Quest Capital will continue the management and administrative services business operated by Quest Management through the acquisition of Quest Management as a wholly-owned subsidiary.

C.

ORGANIZATIONAL STRUCTURE

The following chart lists each of our material subsidiaries, together with the jurisdiction of incorporation and the ownership interests for each subsidiary.

Quest Investment Corporation (British Columbia)

100%
Kay Metals Ltd. (Barbados)
100%
Minas Dixon SA (Peru)

Kay Metals Ltd. was incorporated under the laws of Barbados on December 3, 1993.  Minas Dixon SA was incorporated under the laws of Peru on April 18, 1995.  Minas Dixon SA currently holds our interest in the Lara Property in Peru.

D.

PROPERTY, PLANTS AND EQUIPMENT

We presently do not have any tangible fixed assets, including leased properties, that are material to our business.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following should be read in conjunction with our audited financial statements, accompanying this Annual Report, including note 10 to the annual financial statements which provides reconciliations between US GAAP and Canadian GAAP.

OVERVIEW

We are engaged primarily in the merchant banking business.  Our merchant banking business consists primarily of commercial bridge loans made to publicly traded development stage companies.  We generate revenues through interest and fees paid in connection with these commercial loans.  We have developed a portfolio of commercial bridge loans that comprise our merchant banking business.  Our loan portfolio consisted of ten commercial bridge loans as of December 31, 2002 and sixteen bridge loans as of May 31, 2003.  We have been engaged in the business of merchant banking since our formation by amalgamation on July 4, 2002.

BUSINESS COMBINATION

We were formed by the amalgamation of Bradstone, Peruvian, Stockscape and Glenex upon completion of the Prior Arrangement on July 4, 2002.  Following the amalgamation, the former shareholders of Bradstone held an equity interest of approximately 29% of the amalgamated entity but due to their multiple voting shares, held a voting interest of approximately 55% in the amalgamated entity.  As a result of the amalgamation, Quest issued 20,254,613 Class A shares and stock options and warrants to purchase an additional 692,521 Class A shares in exchange for assets valued at $20,255,000. As a result, the assets of the Company tripled to $26,190,000 as of December 31, 2002 from $8,148,000 as of December 31, 2001. Similarly, during the same period, our net shareholders' equity increased to $25,412,000 from $7,930,000 and the total shares outstanding increased from 4,109,690 Class A shares and 4,067,766 Class B multiple voting shares to 24,591,952 Class A shares and 4,067,766 Class B multiple voting shares.

PRESENTATION OF FINANCIAL INFORMATION

From an accounting perspective, Bradstone was deemed to have acquired Peruvian, Stockscape and Glenex and is the accounting acquirer in this business combination transaction. These acquisitions have been accounted for using the purchase method of accounting, with Bradstone identified as the acquirer, and results of operations have been consolidated since the date of acquisition. The assets, liabilities and operations of Peruvian, Glenex and Stockscape are combined with those of Bradstone commencing as of the date of the amalgamation.  A breakdown of the net assets acquired is provided in Note 3 to the accompanying audited financial statements. The comparative figures for the fiscal years ended December 31, 2001 and 2000 and for the first six months ended June 30, 2002 are those of Bradstone.  Accordingly, in this discussion and analysis, any reference to the operating results of Quest prior to the amalgamation refers to the operating results of Bradstone.

DEVELOPMENT OF THE QUEST MERCHANT BANKING BUSINESS

Prior to the business combination, Bradstone operated as an investment and merchant bank, making loans and equity investments in development stage companies. Bradstone's stated primary business objective was to achieve capital appreciation through investments in companies, which required equity capital in the early development stage. Most of Bradstone's capital was deployed in equity investments. At December 31, 2001, Bradstone had bridge loans receivable in the amount of $1,248,000, representing approximately 15% of the Bradstone's assets, and investments in marketable securities totalling $6,823,000, representing approximately 84% of Bradstone's assets.  After the business combination, we commenced a change in business focus away from equity investments. We commenced an orderly liquidation of various investments held by Bradstone, Peruvian, Stockscape and Glenex with the objective of reinvesting the proceeds into bridge loans. At December 31, 2002, we had bridge loans receivable totalling $17,051,000, representing approximately 65% of our total assets, and investments in marketable securities totalling $7,064,000, representing approximately 27% of our total assets.   We anticipate that this shift away from investments will continue as we focus our business on commercial bridge loans and continue to realize on investments previously held by Bradstone, Peruvian, Stockscape and Glenex to fund this business.

CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada which differ in their treatment of the accounting of securities from accounting practices generally accepted in the United States of America. The differences between Canadian GAAP and US GAAP are discussed in Note 10 of our audited financial statements.  These differences result in material measurement differences to these consolidated financial statements, as described in Note 10 of our audited financial statements.

CRITICAL ACCOUNTING POLICIES

We prepare our consolidated financial statements in accordance with Canadian GAAP, applied on a consistent basis. Our critical accounting policies relate to the following matters, as discussed in more detail below:

1.

Bridge Loans

We record bridge loans on an aggregated basis at the lower of cost and estimated net realizable value. The determination of net realizable value of loans receivable that are not publicly traded is dependent upon management's assessment of whether a provision for impairment in value is required. Cost includes current and capitalized interest outstanding.

We record interest income on bridge loans on an accrual basis. Accrued but uncollected interest is reversed whenever loans are placed on a non-accrual basis. We classify bridge loans as non-accrual when, in the opinion of our management, there is significant doubt as to collectibility, either in whole or in part, of principal or interest. Loans where interest is contractually past due 180 days are automatically placed on a non-accrual basis unless our management determines that the loans are both well secured and in the process of collection. Thereafter, interest income is recognized on a cash basis only after specific provisions or partial write-offs have been recovered and provided there is no further doubt to the collectibility of principal.

We earn income from loan administration fees in connection with bridge loans.  Loan administration fees are deferred when received and taken into income over the term of the loan.

2.

Investments and Marketable Securities

We record marketable securities at the lower of cost and net realizable value.  Investments are recorded at cost and are written down to estimated net realizable value if there is other than temporary decline in value. The net realizable value of equity investments which are publicly traded is based on the quoted market price at the balance sheet date. The determination of net realizable value of equity investments that are not publicly traded is dependent upon management's assessment of whether a provision for impairment in value is required.

Under U.S. GAAP, securities are classified as trading securities or available-for-sale securities depending upon the company's intentions. Unrealized holding gains and losses for trading securities are included in earnings. Unrealized holding gains and losses for available-for-sale securities are excluded from earnings and reported as a net amount in a separate component of shareholders' equity until realized.   This treatment under U.S. GAAP results in material differences from the treatment of investments and marketable securities under Canadian GAAP, as discussed in Note 10 to our financial statements.

3.

Foreign Currency

We have bridge loans and securities that are denominated in United States dollars.  Monetary assets and liabilities denominated in United States dollars are translated at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the transaction date exchange rate. Foreign currency gains and losses are included in income.

OPERATING RESULTS FOR THE YEAR ENDED DECEMBER 31, 2002 COMPARED TO THE YEAR ENDED DECEMBER 31, 2001

Our operating results for the year ended December 31, 2002 reflect the completion of the business combination of Bradstone, Peruvian, Stockscape and Glenex as of July 4, 2002 and our subsequent transition to a business engaged primarily in the business of merchant banking.

Revenues

Interest and related fees.  We earned revenues from interest and related income of $1,657,000 in 2002 compared to $141,000 in 2001.   Interest income consisted of interest earned on bridge loans outstanding during 2002.  Related income was primarily comprised of commitment fees earned on bridge loans advanced during 2002.  As discussed above under critical accounting policies, income on commitment fees is deferred when received and taken into income over the term of the loan.  As a consequence of this accounting treatment, we had deferred revenues of $484,000 as of December 31, 2002, compared to nil as of December 31, 2001.  These deferred revenues represent commitment fees attributable to bridge loans advanced in 2002 that have been apportioned over the term of the loan repayable after December 31, 2002.

The mid-year business combination provided us with improved liquidity and enabled us to fund the expansion of our bridge loan activities.  The improved liquidity was provided by the cash and investment assets acquired on completion of the business combination. Subsequent to the business combination, we completed eight bridge loans during the balance of 2002.  Our revenues resulting from interest and related fees increased as a consequence of the completion of these bridge loans.

None of our bridge loans were classified by us as non-accrual, in accordance with our accounting policies, as at either December 31, 2002 or May 31, 2003.  Interest of $135,000 had been capitalized by us as an interest receivable as at December 31, 2002.

Other income.  In 2002, we earned $20,000 (2001:nil) of other income which consisted of dividend income from various sources.

Equity loss in significantly influenced company.  In 2001, Bradstone exercised significant influence over the affairs of Peruvian and held a substantial equity investment in Peruvian as the owner of approximately 30% of the outstanding common shares of Peruvian.  As a consequence of this significant influence and ownership interest, Bradstone consolidated a proportionate amount of Peruvian's results of operations on its financial statements.  As a consequence of this proportionate consolidation, Bradstone recorded a loss of $55,000 in 2001, being its pro-rata share of Peruvian's losses. The Peruvian shares were sold by Bradstone in 2002 prior to the business combination.

Expenses

Accounting and legal.  Our accounting and legal expenses increased substantially in 2002 due to the professional costs associated with amalgamation of Bradstone, Peruvian, Stockscape and Glenex. There were numerous accounting and legal issues relating to the business combination, including substantial filings with Canadian and U.S. securities regulatory authorities. The amalgamated company is considered to be a U.S. registrant under the Securities Act of 1934 (the "1934 Act") under the successor rules of the 1934 Act due to the fact that each of Peruvian, Stockscape and Glenex was a registrant under the 1934 Act prior to the amalgamation.  Accounting and audit fees increased to $71,000 in 2002 from $29,000 in 2001. Legal fees increased to $472,000 in 2002 from $96,000 in 2001.

General and administrative. Our general and administrative costs increased to $385,000 in 2002 from $125,000 in 2001. We incurred significant printing, mailing, filing and transfer agent fees to effect the business combination. As well, extra administrative costs were incurred to wind up the affairs of the predecessor companies, to consolidate the corporate and accounting records and to administer the affairs of Quest. There was also an increase in investor relations activity. A corporate web site was developed and the Quest's activities were profiled at two investor trade shows in the fall of 2002.

Consulting fees.  We incurred consulting fees in the amount of $257,000 in 2002 compared to $247,000 in 2001.  This amount represents payments to consultants who performed administrative work for Bradstone on behalf of A&E, plus a consulting fee paid directly to A&E.  The total consulting fee was computed as 1.5% of assets under administration pursuant to a management agreement.  This management agreement was terminated by agreement in July 2002.  We paid A&E a termination fee of $179,000 in consideration for the termination of the management agreement.

Officer, director and employee compensation.  Our compensation costs increased to $400,000 in 2002 from $228,000 in 2001.   Our increased compensation costs resulted from increased staffing requirements.  Upon completion of the business combination, it was necessary to employ additional staff to administer our merchant banking business and to compensate for the termination of the management agreement with A&E.

Write-down of investments: We recorded write-downs of investments in the amount of $3,160,000 in 2002 and $6,508,000 in 2001.  We currently own 1.51% of the common shares of Brokerage America, a private online brokerage company.  These shares were held by Bradstone prior to the business combination.  We wrote down our investment in Brokerage America shares by $1,991,000 in 2002 to a nominal amount. This write-down of Brokerage America shares follows a previous write-down of these shares in 2001 in the amount of $3,258,000. Certain other investments were written down because declines in market value were considered to be other than temporary.  In 2002, these other share write-downs included write-downs of our investments in Spur Ventures Inc. by $870,000 and Polymerica Inc. by $273,000.  In 2001, other share write-downs included write-downs in our investments, the most significant of which was shares of A&E by $2,323,000, Peruvian by $331,000, Polymerica Inc. by $162,000, XinNet by $155,000 and Rentonthedot Corp. by $102,000.

Gain (loss) on disposal of securities.  We recorded a gain on disposal of securities of $371,000 in 2002 compared to a loss on disposal of securities of $94,000 in 2001.  Following the business combination, we conducted a review of our investments and sold various equity positions in order to generate cash in order to fund our merchant banking business. We intend to continue this review and will dispose of investments as market conditions permit. It is intended that proceeds from the sale of investments will continue to be used primarily to finance bridge loan activities.

Foreign exchange.  We recorded a foreign exchange gain of $188,000 in 2002 compared to $63,000 for 2001. The foreign exchange gain was recorded on certain US dollar denominated cash and loan balances as a result of the fluctuation in exchange rates between the Canadian and US dollar.

Loss for the year.  We recorded a loss of $2,509,000 for the year ended December 31, 2002, compared to a loss of $7,178,000 for the year ended December 31, 2001.  Our losses in each year are primarily attributable to the write-down of investments, as discussed above.

OPERATING RESULTS FOR THE YEAR ENDED DECEMBER 31, 2001 COMPARED TO THE YEAR ENDED DECEMBER 31, 2000

Our operating results for the years ended December 31, 2001 and 2000 reflect the operating results of Bradstone prior to the completion of the business combination and do not reflect the operating results of Peruvian, Stockscape or Glenex.

Revenues

Interest and related fees.  For the year ended December 31, 2001, Bradstone recorded interest and related fee income of $141,000, down from $442,000 in 2000. The decline was due to the liquidation by Bradstone of approximately $4 million in interest bearing notes receivable late in 2000.

Equity loss in significantly influenced company.  In 2001 and 2000, Bradstone exercised significant influence over the affairs of Peruvian as a result of Bradstone holding approximately 30% of the outstanding common shares of Peruvian.  As a consequence of this significant influence and ownership interest, Bradstone consolidated a proportionate amount of Peruvian's results of operations on its financial statements during each of 2001 and 2000.  As a consequence of this proportionate consolidation, Bradstone recorded a loss of $55,000 in 2001 and $610,000 in 2000, being its pro-rata share of Peruvian's losses in each year.

Expenses

Accounting and legal.  Bradstone's accounting and legal expenses increased to $125,000 in 2001 from $35,000 in 2000. The increase was due largely to increased legal costs.

General and administrative. Bradstone's general and administrative costs increased to $125,000 in 2001 from $120,000 in 2000.

Consulting fees.  Bradstone incurred consulting fees in the amount of $247,000 in 2001 compared to $258,000 in 2000.  This amount represents payments to consultants who performed administrative work for Bradstone on behalf of A&E, plus a consulting fee paid directly to A&E.  The total consulting fee was computed as 1.5% of assets under administration.

Officer, director and employee compensation.  Bradstone's compensation costs increased to $228,000 in 2001 from $137,000 in 2000 due to the employment of additional staff.

Write-down of investments:  Bradstone recorded overall write-downs in the amount of $6,508,000 in 2001. Bradstone did not record any write-downs in 2000.  During 2001, OFN was merged with BA.  As a result of this merger, Bradstone determined to write down its investment in OFN by an amount of $3,258,000.  Bradstone also wrote down the carrying value of other investments by an additional $3,250,000, the most significant of which was shares of A&E which were written down by $2,323,000.

Gain (loss) on disposal of securities.  During February 2001, Bradstone sold 1,000,000 common shares of Peruvian resulting in a realized capital gain of $255,000.  However, this gain was offset by losses on disposal of certain other shares, notably Boundary Creek Resources Ltd. (loss on disposal of $244,000), Roseland Resources Ltd. (loss on disposal of $46,000) and losses on the sale of certain other shares with the result that Bradstone recorded a net loss on the sale of shares of $94,000 for 2001.  This compares to overall losses on disposals of securities of $228,000 in 2000 when Bradstone invested in certain technology securities which were subsequently disposed of at a loss.

Foreign exchange.  Bradstone recorded a foreign exchange gain of $63,000 in 2002 compared to $56,000 for 2000. The foreign exchange gain was recorded on certain US dollar denominated cash and loan balances as a result of the fluctuation in exchange rates between the Canadian and US dollar.

Loss for the year.  Bradstone recorded a loss of $7,178,000 for the year ended December 31, 2001, compared to a loss of $890,000 for the year ended December 31, 2000.  The increase in losses in 2001 was primarily attributable to write-downs of investments in the amount of $6,508,000 during 2001, whereas in 2000 Bradstone did not record any write-downs on investments.

FINANCIAL POSITION AND LIQUIDITY

We had cash and cash equivalents totalling $1,792,000 as of December 31, 2002 compared to cash and cash equivalents of $77,000 as of December 31, 2001 and a cash deficiency of $18,000 as of December 31, 2000.  We had working capital of $17,321,000 as of December 31, 2002 compared to working capital of $1,107,000 as of December 31, 2001 and working capital of $15,107,000 as of December 31, 2000.  The increase in our cash and working capital positions in the current year is attributable to the completion of the business combination during 2002 and the realization on investments during 2002.  The decline in working capital in 2001 relates to the large write-down of investments in that year and a reclassification of investments from current assets to non-current assets.

Cash Flows Provided by (Used in) Operating Activities

Cash provided by operating activities was $407,000 for the year ended December 31, 2002, compared to cash used in operating activities of $522,000 for the year ended December 31, 2001 and cash used in operating activities of $448,000 for the year ended December 31, 2000.   The increase in cash provided by operating activities during 2002 was primarily attributable to the increase in revenue generated by our merchant banking business in 2002.  Negative operating results in 2000 and 2001 were the reasons for cash usage in  each of these two years.

Cash Flows from Investing Activities

Cash flows from investing activities in 2002 included advances on bridge loans totalling $18,122,000, compared to advances in 2001 totalling $867,000 and $144,000 in 2000.  The substantial increase in advances on bridge loans reflects our business decision to pursue merchant banking as the principal component of our business.  This business transition has been largely funded by realizations on investments previously held by Bradstone, Peruvian, Stockscape and Glenex and by cash and restricted cash acquired upon completion of the business combination.  Proceeds from sales of securities were $9,133,000 during 2002, compared to $1,318,000 during 2001 and $771,000 in 2000.  Sales of securities were off-set by purchases of securities arising from our investment activities in 2002 totalling $2,623,000, compared to $74,000 for 2001 and $1,127,000 in 2000.   Proceeds from cash acquired as a result of the business combination were $5,835,000 during 2002.  Proceeds from restricted cash were $3,661,000 in 2002 which represented cash previously held by Peruvian that was restricted because it was collateral for Peruvian's guarantee of a loan obtained by A&E.  After completion of the Prior Arrangement, this guarantee was released in a loan transaction that included the advance of a new loan by Quest to A&E that re-paid the prior loan that had been guaranteed by Peruvian.

Overall, cash flows provided from investing activities were $226,000 for the year ended December 31, 2002, compared to $617,000 for the year ended December 31, 2001 and an outflow of $382,000 for the year ended December 31, 2000.

Cash Flows from Financing Activities

In 2002, we issued 227,649 shares for cash proceeds of $165,000 on the exercise of stock options compared to NIL in 2001 and NIL in 2000.  In 2000, Bradstone purchased its own shares in the open market for cancellation.  This resulted in an outflow of $38,000 in 2000.  We incurred $428,000 of costs associated with the Prior Arrangement in 2002.  There were no share issuance costs in 2001 or 2000.  We received loan proceeds of $820,000 in 2000 and $1,345,000 in 2002 when we borrowed these funds from Peruvian.  The amalgamation of Peruvian with us in the Prior Arrangement resulted in the extinguishment of this debt.

Marketable Securities and Investments

We held marketable securities and investments totalling $7,064,000 as of December 31, 2002, compared to $6,823,000 as of December 31, 2001.  These marketable securities and investments are valued at cost.   Investments in the amount of $8,581,000 were acquired on completion of the business combination.  These investments acquired on completion of the business combination are valued at our cost as of the date of completion of the business combination.  We anticipate that we will continue to realize on our marketable securities by selling when market conditions are deemed by us to be appropriate.  We anticipate that marketable securities and investments as a proportion of our total assets will continue to decline.

Liquidity

Prior to the business combination, Bradstone's business activities were severely restricted due to a lack of liquidity.  The business combination provided us with an additional $20,255,000 of net assets including $5,835,000 of unrestricted cash, $3,661,000 of restricted cash and $8,581,000 of investments in the form of marketable securities. In the six months subsequent to the business combination, we sold various investments for proceeds of $6,868,000 million. Using funds from the sale of these investments and cash from the business combination, we have expanded our bridge loan activity. Bridge loans increased to $17,051,000 as at December 31, 2002 from $1,248,000 as at December 31, 2001.

We have entered into the Viceroy Arrangement transaction with the objective of further expanding our merchant banking business.  If this transaction is completed, Quest Capital's strategy will be to use its investment and cash assets to provide additional funds to expand the merchant banking business.  This strategy is anticipated to include the strategic and orderly liquidation of investment assets, subject to market conditions, in order to maximize funds available for the merchant banking business. If the Viceroy Arrangement is approved, Quest Capital will have more than $90 million in total assets, which is more than three times our existing asset base as at December 31, 2002.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

DIRECTORS AND SENIOR MANAGEMENT

Our directors are elected annually by our shareholders and hold office until the next annual meeting of shareholders or until their successors are duly elected and qualified, unless they sooner resign or cease to be directors in accordance with our Articles. Our last regular annual meeting was held on June 18, 2003.  Our officers who comprise our senior management are appointed by and serve at the pleasure of our board of directors.

As at the date of this Annual Report, the following persons comprised the directors and senior management of Quest:

Name	Position with Quest	Since
Brian E. Bayley	Chief Executive Officer and Director	July 4, 2002
A. Murray Sinclair	President and Director	July 4, 2002
Robert G. Atkinson	Co-Vice Chairman and Director	July 4, 2002(4)
Gordon D. Ewart	Co-Vice Chairman and Director	July 4, 2002(5)
Edward L. Mercaldo (1), (2), (3)	Director	July 4, 2002
John J. Fleming (1), (2), (3)	Director	July 4, 2002
Andrew F.B. Milligan (1), (2), (3)	Director	July 4, 2002
K. Peter Miller	Chief Financial Officer	July 4, 2002
Sandra Lee	Secretary	July 4, 2002

(1)

Member of our Audit Committee.

(2)

Member of our Compensation Committee.

(3)

Member of our Corporate Governance Committee.

(4)

Previously the president, chief executive officer and a director of Bradstone since 1997.

(5)

Previously a director of Bradstone since 1997.

None of our directors or senior management has any family relationship with any other and none were elected as a director or appointed as a member of senior management as a result of an arrangement or understanding with a major shareholder, customer, supplier or any other party.

The following is biographical information on each of our directors and senior management:

BRIAN E. BAYLEY, age 50, has served as chief executive officer and as a director of Quest since July 4, 2002.  Mr. Bayley has been the president and a director of Quest Management since December 1996.  Mr. Bayley has been the president, chief executive officer, a director and a principal shareholder of Arapaho, the sole shareholder of Quest Management, since 1998.  Mr. Bayley is a director of Quest Ventures Ltd. ("Quest Ventures"), a private company owned by Mr. Bayley and Mr. Sinclair.   Quest Ventures specialized in bridge loan lending primarily to public companies in the resource sector and in active equity investments.  Mr. Bayley was formerly a director and officer of Quest Oil & Gas Inc. ("Quest Oil and Gas") which was a publicly-traded oil and gas company whose shares were traded on the TSX.  Mr. Bayley was a director of Quest Oil & Gas from 1990 to 1997 and was president and chief executive officer from 1990 to 1996.  Mr. Bayley holds an MBA from Queen's University of Kingston, Ontario.

Mr. Bayley's principal directorships include acting as a director of the following publicly traded companies, which trade on the TSX Venture unless noted:

Issuer	Business
American Natural Energy Corp.	Oil and gas exploration and production
Pretium Industries Inc.	Oil and gas exploration and production
Arapaho Capital Corp.	Management services
Torque Energy Inc.	Oil and gas exploration and production
Kirkland Lake Gold Inc. ("TSX")	Precious metal exploration and production

A. MURRAY SINCLAIR, age 42, has served as a director and as president of Quest since July 4, 2002. Mr. Sinclair has been a director of Quest Management since December 1996.  Mr. Sinclair has been a director of Arapaho since 1998, and is also the president of Quest Ventures.  Previously, Mr. Sinclair was the managing director of Quest Oil & Gas from 1993 to 1997 and the president and a director of Noramco Capital Corp., a private merchant banking company, from 1991 to 1996.   Mr. Sinclair obtained a B. Comm (Honours) from Queen's University in 1984.

Mr. Sinclair's principal directorships include acting as a director of the following publicly traded companies, which trade on the TSX Venture unless noted:

Issuer	Business
Avatar Petroleum Inc.	Inactive
Breakwater Resources Ltd.	Mining company
Viceroy Resource Corp. ("TSX")	Precious metal exploration and production
Pretium Industries Inc.	Oil and gas exploration and production
Kirkland Lake Gold Inc. ("TSX")	Precious metal exploration and production

ROBERT G. ATKINSON, age 63, has served as a director and as a co-vice chairman of our board of directors since July 4, 2002. Mr. Atkinson was formerly president, chief executive officer and a director of Bradstone from 1997 to July 4, 2002. Mr. Atkinson was formerly president, chief executive officer and a director of Peruvian from January 2001 to July 4, 2002.  Mr. Atkinson has been the chairman and a director of A&E since 1994.  Previously, Mr. Atkinson was a director and partner of Gordon Capital Corporation from 1991 to 1993 and president and CEO of Loewen Ondaatje McCutcheon Inc. from 1987 to 1991, both Canadian investment dealers where he specialized in financing growth companies.  Mr. Atkinson is currently a director of Trimin Capital Corp. and was previously a director of Trimin Enterprises Ltd. from October 1992 to March 1999.  Mr. Atkinson is the chairman of the board of directors of Spur Ventures.  Mr. Atkinson has been a director and the president of Watersave Logic, a manufacturer of sanitary products, since 1996.  Mr. Atkinson has been a director of Roseland Resources Ltd., a TSX Venture company, since November 1995.

GORDON D. EWART, age 61, has served as a director and as a co-vice chairman of the Board of Directors since July 4, 2002. Mr. Ewart was formerly a director of Bradstone from 1997 to July 4, 2002.  Mr. Ewart was formerly a director of Peruvian from June 1999 to July 4, 2002.  Mr. Ewart has been a director of A&E from 1994 to present.   Mr. Ewart has been the chief executive officer of A&E since June 1999.  Prior to his involvement in A&E, Mr. Ewart co-founded Resources Capital International Ltd., Paramount Funding Corp. and Grafco Ltd., each of which was a company engaged in merchant banking.  Mr. Ewart has been a director of Spur Ventures since June 1999.  Mr. Ewart has been a director of OrbitTravel.com, an inactive issuer traded on the OTC Bulletin Board, since December 2000.  Mr. Ewart has been the chairman of the board of directors of VoiceIQ Inc., a public company traded on the TSX Venture and engaged in the business of voice recognition and digital solutions, since April 2002.  Mr. Ewart has been the chairman and chief executive officer of K2 Performance Corp., a private company engaged in limited market dealer, investment counsel and portfolio management since December 2001.  Mr. Ewart has been the chairman of the board of directors of Global (GMPC) Holdings Inc., an inactive issuer traded on the TSX Venture since October 1991.  Mr. Ewart has been the chairman and chief executive officer of Global (GMPC) Holdings since May 2002.

EDWARD L. MERCALDO, age 61, has served as a director of Quest since July 4, 2002.  Mr. Mercaldo has been the chief financial officer, executive vice-president and a director of Diamond Fields Resources Inc. since 1996.  Mr. Mercaldo also provides his services as a private consultant.  Mr. Mercaldo has been a director of Norwood Resources, a TSX Venture company engaged in oil and gas exploration, since August 2001.

JOHN J. FLEMING, age 63, has served as a director of Quest since July 4, 2002.  Mr. Fleming has been the president, chief executive officer and a director of Bonanza Energy Ltd. since 1990.  Mr. Fleming is chairman of the board of directors of Roseland Resources Ltd., an oil and gas company.  M. Fleming has been the president, chief executive officer and a director of TransAtlantic Petroleum Corp., an oil and gas company, since 1995.  Mr. Fleming also serves as a director of a number of publicly traded companies.  Mr. Fleming has been a director of CHC Helicopters, a TSX and NYSE traded company, since 1995.  Mr. Fleming has been a director of Newfoundland Capital, a TSE traded company, since 1981.  Mr. Fleming has been a director of Southwestern Resources, a TSE company engaged in the mining business, since 1994.  Mr. Fleming has been a director of Aurora Platinum Corp., a TSX Venture traded company, since May 12, 2000.  Mr. Fleming has been a director of Canabrava Diamonds, a TSX Venture traded company engaged in the business of mineral exploration, since 1997.  Mr. Fleming has been a director of Roseland Energy, a TSX Venture company engaged in the oil and gas business, since 1999.  Mr. Fleming has been a director of Pure Technology, a TSX company engaged in the acoustic monitor business, since 1998.

ANDREW MILLIGAN, age 78, has served as a director of Quest since July 4, 2002.  Mr. Milligan was the president, chief executive officer and chairman of the board of directors of Stockscape from November 1996 to July 4, 2002.  Mr. Milligan was a director of Cornucopia Resources Ltd., a predecessor to Stockscape, since November 1986.  Mr. Milligan is the president and co-owner of Glencoe Management Ltd., a private consultant company.  Mr. Milligan has been a director of Great Basin Gold Ltd., a TSX and OTC Bulletin Board traded company engaged in the business of gold mining and exploration, since June 1999.  Mr. Milligan has been a director of Lysander Mining Corp., a TSX traded company engaged in the business of gold mining and exploration, since December 1986.  Mr. Milligan has been a director of Valgold Resources Ltd., a TSX traded company engaged in the business of gold mining and exploration, since December 2002.  Mr. Milligan has been a director of Skye Resources Ltd., a TSX traded company engaged in the business of gold mining and exploration, since June 1981.  Mr. Milligan has been president of Skye Resources since 1983.

K. PETER MILLER, age 57, has served as our chief financial officer since July 4, 2002.  Mr. Miller has served as chief financial officer of Arapaho, one of the parties to the Viceroy Arrangement, since June 22, 1998 and chief financial officer of Quest Management since December 1996.  Previously, Mr. Miller was chief financial officer of Quest Oil & Gas from June 1991 to November 1996.  Mr. Miller is a chartered accountant and holds a B.A.Sc. from the University of Waterloo.   In addition, Mr. Miller serves as a director and chief financial officer of a number of publicly traded companies listed on the TSX Venture in connection with his employment by Quest Management.

SANDRA LEE, age 39, has served as our corporate secretary since July 4, 2002. Ms. Lee is a certified legal assistant and is currently also corporate secretary of Arapaho, Quest Management and Quest Ventures. Previously, she was assistant corporate secretary and corporate secretary of Quest Oil & Gas from May 1995 to April 1997.  Previously, she worked as a legal assistant for a number of large law firms in the areas of corporate and securities laws. In addition, Ms. Lee serves as corporate secretary of a number of publicly traded companies listed on the TSX Venture in connection with her employment by Quest Management.

B.

COMPENSATION

Agreements with Senior Management

We are not party to any individual written service, consultant or management agreement with any of our directors or senior management.  We currently pay a salary of $8,000 per month to each of the following members of our board of directors and senior management:

(a)

Mr. Brian Bayley, in consideration for Mr. Bayley acting as our chief executive officer;

(b)

Mr. Murray Sinclair, in consideration for Mr. Sinclair acting as our president;

(c)

Mr. Robert Atkinson, in consideration for Mr. Atkinson acting as co-vice chairman of our board of directors; and

(d)

Mr. Gordon Ewart, in consideration for Mr. Ewart acting as co-vice chairman of our board of directors.

The services of Mr. Peter Miller, as our chief executive officer, and Ms. Sandra Lee, as our corporate secretary, are provided pursuant to a management agreement between us and Quest Management.  Under this management agreement, we pay to Quest Management a monthly fee of $8,500 for the services of Mr. Miller and Ms. Lee, for office services, for office facilities and for additional management and administrative services.  See Item 7 of this Annual Report under the heading "Related Party Transactions".

Compensation Summary

The following table sets forth details of the compensation paid during our fiscal year ended December 31, 2002 to our directors and senior management:

Name	Position	Salary Earned in 2002 (Cdn$)	Benefits in Kind Granted in 2002 (Cdn$)	Benefits & Other Compensation in 2002 (Cdn$)
Brian E. Bayley	Chief Executive Officer and Director	$48,000	NIL	NIL
A. Murray Sinclair	President and Director	$48,000	NIL	NIL
Robert G. Atkinson	Co-Vice Chairman and Director	$72,000	NIL	NIL
Gordon D. Ewart	Co-Vice Chairman and Director	$72,000	NIL	NIL
John J. Fleming	Director	$4,500(1)	NIL	NIL
Edward L. Mercaldo	Director	$4,500(1)	NIL	NIL
Andrew F.B. Milligan	Director	$24,500(1)	NIL	NIL
K. Peter Miller	Chief Financial Officer	NIL(2)	NIL	NIL
Sandra Lee	Secretary	NIL(2)	NIL	NIL

(1)

Fees of $4,500 were paid to each noted director in respect of directors' and director committee meetings attended in 2002.

(2)

Mr. Miller and Ms. Lee are employees of Quest Management.  We pay Quest Management a fee of $8,500 per month.  See above under "Agreements with Senior Management".

We did not set aside or accrue any amounts during fiscal 2002 to provide pension, retirement or similar benefits for our directors or officers pursuant to any plan provided for or contributed to by Quest.

Pension, Retirement & Similar Benefits

We do not have any pension or retirement plans nor do we provide any similar benefits to our directors and senior management.

C.

BOARD PRACTICES

Directors, Officers and Term of Office

Members of our board of directors are elected by our shareholders to represent the interests of all shareholders. Our board of directors meets periodically to review significant developments affecting Quest and to act on matters requiring board approval.

Directors hold office until they resign or the next annual meeting of shareholders, whichever is earlier. Our board of directors may appoint a director to fill a vacancy at any time in accordance with our Articles.

Our officers are appointed from time to time by our board of directors.  Our board of directors, in its discretion, may remove any officer of Quest, otherwise each officer shall hold office until their successor is appointed or until they resign, whichever is earlier.

Service Contracts with Directors

We do not have any service contracts with any of our directors providing for payment of benefits upon termination of employment.

Compensation of Directors

Our independent directors receive $1,500 for quarterly meetings, $500 for telephone meetings and $1,000 for committee meetings.

Our directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors.

Audit Committee

Our Audit Committee consists of John J. Fleming, Edward Mercaldo and Andrew Milligan. Members of the Audit Committee may be appointed any time by our board of directors. Our board of directors, in its discretion, may change the membership and fill vacancies in the committee, otherwise members shall serve until their successor is appointed or until their earlier resignation.

Our Audit Committee has the following primary duties, responsibilities and powers:

(a)

to serve as an independent and objective party to monitor our financial reporting process and internal control systems;

(b)

to review and appraise the audit activities of our independent auditors;

(c)

to provide open lines of communication among the independent auditors, financial and senior management, and the board of directors for financial reporting and control matters;

(d)

making recommendations to our board of directors regarding the selection, independence, evaluation, fees and, if necessary, the replacement of the independent auditors;

(e)

meeting with our auditors and senior management to review the scope of the proposed audit for the current year, and the audit procedures to be used;

(f)

reviewing our financial statements with our senior management and our independent auditors to ensure that:

(1)

senior management has reviewed the audited financial statements with the Audit Committee, including significant judgments affecting the financial statements;

(2)

the Audit Committee has received the assurance of both financial management and our independent auditors that our financial statements are fairly presented in conformity with generally accepted accounting principles (GAAP) in all material respects;

(3)

our senior management review the adequacy and effectiveness of the our financial and accounting controls.

(g)

Making inquiries of our senior management and our independent auditors to identify significant business, political, financial and control risks and exposures and assess the steps management has taken to minimize such risk to Quest;

(h)

Ensuring that the disclosure of the process followed by our board of directors and its committees, in the oversight of our management of principal business risks, is complete and fairly presented; and

(i)

Review and confirmation of compliance with our policies on internal controls, conflicts of interests and other key compliance issues.

Compensation Committee

Our Compensation Committee consists of John J. Fleming, Edward Mercaldo and Andrew Milligan.

Quest's executive compensation program is based on a pay for performance philosophy and is designed to encourage, compensate and reward employees on the basis of performance, both in the short and the long term. Base compensation is set at levels that are generally low for the industry.  It is intended that further incentive stock options will be granted.  As the share price increases the executive is rewarded commensurably. It is intended that share ownership opportunities will align the interests of our executive officers with the longer-term interests of shareholders based on the anticipated contribution of the executive officers for the benefit of Quest.  In addition, the compensation committee is investigating other forms of compensation including a profit sharing plan.

The responsibility for determining and administering the compensation policies and levels for our executive officers resides with our board of directors based on the advice of the Compensation Committee.

D.

EMPLOYEES

As of December 31, 2002, we had two full-time employees and seven part-time employees.   All employees work at our Vancouver, British Columbia or Toronto, Ontario offices, as follows:

Area	Full-time	Part-time
Vancouver	1	5(1)
Toronto	1	2

(1)

Includes Peter Miller, our chief financial officer, and Sandra Lee, our corporate secretary, whose services are provided pursuant to a management agreement with Quest Management.

E.

SHARE OWNERSHIP

Our directors and senior management currently beneficially own the following number of our securities:

Name	Number of Class A Shares Beneficially Owned(1)	Percentage Of Class A Shares Owned(2)	Number of Class B Shares Beneficially Owned(1)	Percentage of Class B Shares Owned(2)
Brian E. Bayley	730,762	3.0%	290,000	7.1%
A. Murray Sinclair	439,319	1.8%	325,000	8.0%
Robert G. Atkinson(3)	518,321	0.6%	169,500	4.0%
Gordon D. Ewart(4)	117,721	0.5%	50,000	1.2%
Edward L. Mercaldo	74,400	0.3%	NIL	N/A
John J. Fleming	Nil	NIL	NIL	N/A
Andrew F.B. Milligan	145,730	0.6%	NIL	N/A
K. Peter Miller	Nil	N/A	NIL	N/A
Sandra Lee	Nil	N/A	NIL	N/A

(1)

The information as to securities beneficially owned or over which a director or officer exercises control or direction, not being within the knowledge of Quest, has been furnished by the respective persons individually.

(2)

Based on 24,708,529 Class A shares and 4,067,766 Class B shares issued and outstanding at May 30, 2003.

(3)

Held directly except for 150,000 Quest Class A Shares that are held by 403401 B.C. Ltd., a private merchant company controlled by the family of Robert G. Atkinson.  In addition, Mr. Atkinson is the chairman and a director of A&E and a co-owner of Asean Sales, each of whom is one of our major shareholders. See Item 7 of this Annual Report under the heading "Major Shareholders".

(4)

50,000 Class B Shares are held by 425674 Ontario Ltd., a private company controlled by Gordon Ewart.  In addition, Mr. Ewart is the chief executive officer and a director of A&E and a co-owner of Asean Sales, each of whom is one of our major shareholders. See Item 7 of this Annual Report under the heading "Major Shareholders".

Options to Purchase Securities from Quest

Our directors, officers and members of our senior management hold the following stock options to purchase additional Class A shares.  All outstanding options were granted on completion of the Prior Arrangement in exchange for prior outstanding options of Peruvian, Stockscape or Glenex, as applicable.  We have not granted any options to our directors or officers since the closing of the Prior Arrangement.

Name	Number of Common Shares under Options Granted in Last Fiscal Year	Number of Common Shares under Options Outstanding at		Price Exercise (Cdn$)	Expiration Date
		December 31, 2002	May 30, 2003
Directors:
Brian E. Bayley, Chief Executive Officer and Director	NIL	NIL	NIL	N/A	N/A
A. Murray Sinclair, President and Director	36,244(1)	NIL	NIL	N/A	N/A
Robert G. Atkinson, Director and Co-Vice Chairman	116,577(2)	116,577	116,577	$0.77	April 12, 2004

Name	Number of Common Shares under Options Granted in Last Fiscal Year	Number of Common Shares under Options Outstanding at		Price Exercise (Cdn$)	Expiration Date
		December 31, 2002	May 30, 2003
Gordon D. Ewart, Director and Co-Vice Chairman	116,577(2)	116,577	NIL	$0.77	April 12, 2004
John J. Fleming, Director	NIL	NIL	NIL	N/A	N/A
Edward L. Mercaldo, Director	NIL	NIL	NIL	N/A	N/A
Andrew F.B. Milligan	48,234(1)	NIL	NIL	N/A	N/A
Officers:
K. Peter Miller, Chief Financial Officer	NIL	NIL	NIL	N/A	N/A
Sandra Lee, Secretary	NIL	NIL	NIL	N/A	N/A

(1)

Mr. Sinclair was granted options to purchase 24,162 Class A shares at a price of $2.07 US per share expiring January 9, 2005 and options to purchase 12,081 Class A shares at a price of $2.07 US per share expiring July 12, 2004.  Mr. Milligan was granted options to purchase 48,324 Class A shares at a price of $2.07 US per share expiring January 9, 2005.  These options were granted on completion of the Prior Arrangement in exchange for pre-existing options of Stockscape.  These options were surrendered for cancellation on July 17, 2002.

(2)

Mr. Atkinson and Mr. Ewart were each granted options to purchase 116,577 shares at a price of $0.77 per share expiring April 12, 2004.  These options were granted on completion of the Prior Arrangement in exchange for pre-existing options to purchase common shares of Peruvian.

Stock Option Plan

Under our 2002 Stock Option Plan, as amended, (the "Plan"), we may grant to directors, officers, employees, consultants and advisors, options to purchase Class A shares of Quest. The purpose of the Plan is to provide incentives to certain of our directors, officers, employees, consultants and advisors. The aggregate number of shares reserved for issuance under the Plan is 4,872,920 Class A shares. The number of shares reserved for issuance to any one person under the Plan, together with shares which that person may acquire under any similar plan of Quest may not exceed 5% of the total issued and outstanding common shares. Under the Plan, we designate the maximum number of shares that are subject to an option. The exercise price per share of an option is the closing market price at which the shares are traded on the TSX on the day prior to the date the option is granted, or if not so traded, the average between the closing bid and ask prices thereof as reported for that day.

We may grant, pursuant to the policies of the TSX, stock options to directors, officers and employees of and consultants to Quest or a subsidiary or to employees of a company providing management services to Quest in consideration of them providing their services to Quest or subsidiary. The number of shares subject to each option is determined by our board of directors within the guidelines established by the TSX. The options enable such persons to purchase shares of Quest at a price fixed pursuant to the rules of the TSX. The option agreements must provide that the option can only be exercised by the optionee and only so long as the optionee shall continue in the capacity as a director, officer or employee of or consultant to Quest or subsidiary or as an employee of the management company and during a period of not more than 90 days after ceasing to be a director, officer, employee or consultant (30 days if employed in an investor relations capacity) or, if the optionee dies, one year from the date of the optionee's death. The options are exercisable by the optionee giving us notice and payment of the exercise price for the number of shares to be acquired. The agreements further provide that disinterested shareholder approval will be obtained prior to the reduction of the exercise price of options granted to insiders.

As at December 31, 2002, we had 233,154 options outstanding at a weighted average exercise price of $0.77 per share as of December 31, 2002.  On January 14, 2003, Mr. Gordon Ewert exercised 116,577 options leaving options to purchase 116,577 Class A shares currently exercisable and expiring on April 12, 2004.

ITEM 7.

MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS

A.

MAJOR SHAREHOLDERS

Quest is currently a publicly-held corporation, with its shares held by residents of Canada, the United States of America and other countries. To the best of our knowledge, no person, corporation or other entity is a beneficial owner of more than 5% of the Class A shares or Class B shares of Quest, being the only classes of our securities with voting rights, except for those listed below:

Name and Relationship to Corporation	Number of Shares Beneficially Owned as at May 30, 2003(1)	Percentage of Class(2)
A & E Capital Funding, Inc.(3), (4), (5) and (6)	348,754 Class A Shares 1,061,435 Class B Shares	1.4% 26.1%
A. Richards Rule(7)	3,015,276 Class A Shares 854,900 Class B Shares	12.2% 21.0%
Asean Sales Inc.(8)	441,679 Class A Shares 257,500 Class B Shares	1.8% 6.3%
Brian Bayley(9)	614,185 Class A Shares directly and 116,577 Class A Shares indirectly 290,000 Class B Shares	3.0% 7.1%
A. Murray Sinclair(10)	439,319 Class A 325,000 Class B	1.8% 8.0%

(1)

The term "beneficial owner" of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the "beneficial owner" of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a "controlling interest," which means the direct or indirect power to direct the management and policies of the entity.

(2)

Based on 24,708,529 Class A shares and 4,067,766 Class B shares issued and outstanding at May 30, 2003.  The holders of Class B shares are entitled to five votes in respect of each Class B share held and the Class A shares are entitled to one vote per Class A share held.

(3)

Mr. Robert G. Atkinson, one of our directors, is the chairman and a director of A&E and Mr. Gordon Ewart, one of our directors, is the chief executive officer and a director of A&E.

(4)

Mr. Atkinson and Mr. Ewart, each of whom is one of our directors, are co-owners of Asean Sales, Inc., together with Mr. David G. Nelson.

(5)

A&E also owns 18.78% of Global (GMPC) Holdings, a TSX Venture listed company, which holds 117,721 Class A shares.

(6)

The shares held by A&E represent 12.6% of the total votes attaching to the outstanding Quest Class A Shares and Quest Class B Shares.

(7)

The shares held by Mr. Rule represent 16.2% of the total votes attaching to the outstanding Quest Class A Shares and Quest Class B Shares.

(8)

The shares held by Asean Sales represent 3.8% of the total votes attaching to the outstanding Quest Class A Shares and Quest Class B Shares.

(9)

The shares held by Mr. Bayley represent 4.8% of the total votes attaching to the outstanding Quest Class A Shares and Quest Class B Shares.

(10)

The shares held by Mr. Sinclair represent 4.6% of the total votes attaching to the outstanding Quest Class A Shares and Quest Class B Shares.

Except as described below, there have not been any significant changes in the percentage ownership held by any of the major shareholders of Quest (Bradstone prior to July 4, 2002) during the past three years:

Name and Relationship to Corporation	Date of Significant Change of Beneficial Ownership	Description of Significant Change of Beneficial Ownership
A&E	July 4, 2002

A&E held 244,954 Class A shares of Bradstone and 2,161,500 Class B shares of Bradstone prior to the completion of the Prior Arrangement.  These shares were exchanged for 244,954 Class A shares of Quest and 2,161,500 Class B shares of Quest on completion of the Prior Arrangement. A&E sold 1,100,000 Class B shares in connection with the closing of the Prior Arrangement, including the shares sold to Brian Bayley, Murray Sinclair and A. Richards Rule, as set forth below.

Brian E. Bayley	July 4, 2002

Mr. Bayley was issued 412,258 Class A shares in exchange for 935,000 shares of Glenex on closing of the Prior Arrangement.  Mr. Bayley purchased 290,000 Class B shares from A&E in connection with the closing of the Prior Arrangement.

A. Murray Sinclair	July 4, 2002

Mr. Sinclair was issued 412,258 Class A shares in exchange for 935,000 shares of Glenex on closing of the Prior Arrangement.  Mr. Sinclair purchased 325,000 Class B shares from A&E in connection with the closing of the Prior Arrangement.

A. Richards Rule	July 4, 2002

Mr. Rule was issued 2,416,218 Class A shares in exchange for 10,000,000 shares of Stockscape on closing of the Prior Arrangement. Mr. Rule purchased 450,000 Class B shares from A&E in connection  with the closing of the Prior Arrangement.

Asean Sales Inc.	July 4, 2002 May 2003

Asean Sales held 1,120,000 Class A shares of Bradstone and 265,000 Class B shares of Bradstone prior to the completion of the Prior Arrangement.  These shares were exchanged for 1,120,000 Class
A shares of Quest and 265,000 Class B shares of Quest on completion of the Prior Arrangement.

Asean Sales sold 678,321 Quest Class A shares and 7,500 Quest Class B shares in May 2003, of which 368,321 Quest Class A shares and 7,500 Class B shares were purchased by Mr. Robert G. Atkinson.

Transfer Agent

Based on the records of Computershare Trust Company of Canada, our transfer agent, at May 30, 2003 there were:

(a)

1,118 registered holders of our Class A shares with United States addresses who collectively held 6,828,100 shares or approximately 27.63% of our issued and outstanding Class A shares; and

(b)

One registered holder of our Class B shares with a United States address who holds 55,500 shares or approximately 1.36% of our issued and outstanding Class B shares.

Outstanding Voting Securities

The authorized capital of Quest consists of 100,000,000 First Preferred Shares, 100,000,000 Second Preferred Shares, 100,000,000 Multiple Voting Shares (the "Quest Class B Shares") and 100,000,000 Subordinate Voting Shares (the "Quest Class A Shares"), in each case without nominal or par value.  As of May 30, 2003, there were 24,708,529 Quest Class A Shares and 4,067,766 Quest Class B Shares and no First Preferred or Second Preferred Shares issued and outstanding.  The holders of the Quest Class B Shares are entitled to five votes in respect of each Quest Class B Share held and the Quest Class A Shares are entitled to one vote per Quest Class A Share held.

Control

To the extent known by Quest and to the extent that the major shareholders of Quest listed above can be deemed to control Quest, Quest is not directly or indirectly owned or controlled by any other corporation, by any foreign government or by any other natural or legal person, severally or jointly.

With the exception of the proposed Viceroy Arrangement, there are no arrangements known to Quest which, at a subsequent date, may result in a change in control of Quest.

B.

RELATED PARTY TRANSACTIONS

Except as disclosed below, Quest has not since January 1, 2002 entered into or made, and does not propose to enter into or make:

(1)

any transaction with a related party which is either material to Quest or the related party to which Quest or any its former subsidiaries was or is proposed to be a party;

(2)

any transaction with a related party which is unusual in its nature or conditions involving goods, services or tangible or intangible assets to which Quest or any its subsidiaries was or is proposed to be a party;

(3)

any loans or guarantees directly by Quest or through any of Quest's subsidiaries to or for the benefit of any related party.

A related party for the purposes of this Item 7.B includes any of the following persons:

(a)

enterprises that, directly or indirectly through one or more intermediaries, control or are controlled by or under common control with Quest;

(b)

associates of Quest (unconsolidated enterprises in which Quest has significant influence or which has significant influence over Quest) including shareholders beneficially owning 10% or more of the voting rights attached to the outstanding shares of Quest;

(c)

individuals owning, directly or indirectly, shares of Quest that gives them significant influence over Quest and close members of such individuals' families;

(d)

key management personnel (persons having authority and responsibility for planning, directing and controlling the activities of Quest including directors and senior management and close members of the families of Quest's directors and senior management); or

(e)

enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

Prior Arrangement Transaction

Our directors, officers and significant shareholders had the following interests, direct and indirect, in the Prior Arrangement, as described in detail in Item 4 of this Annual Report under the heading "Prior Arrangement":

(1)

Brian Bayley, our chief executive officer and a director, was issued 412,258 Class A shares in exchange for 935,000 shares of Glenex and purchased 290,000 Class B Shares from A&E in connection with the closing of the Prior Arrangement.  Mr. Bayley was a director of Glenex prior to completion of the Prior Arrangement.  Mr. Bayley was appointed as our chief executive officer and a director on completion of the Prior Arrangement.

(2)

Murray Sinclair, our president and a director, was issued 412,258 Class A shares in exchange for 935,000 shares of Glenex and purchased 325,000 Class B Shares from A&E in connection with the closing of the Prior Arrangement.  Mr. Sinclair was a director of Stockscape prior to closing of the Prior Arrangement.  Mr. Sinclair was the president and a director of Glenex prior to completion of the Prior Arrangement.  Mr. Sinclair was appointed as our president and a director on completion of the Prior Arrangement.

(3)

Robert G. Atkinson, a co-vice chairman of our board of directors, was the president, chief executive officer and a director of Bradstone and Peruvian prior to the closing of the Prior Arrangement.  In addition, Mr. Atkinson is a co-owner, together with Gordon D. Ewart and David G. Nelson of Asean Sales, and is a director, officer and controlling shareholder of A&E.  Mr. Atkinson was issued 150,000 Class A shares in exchange for 150,000 Bradstone Class A shares and 162,000 Class B shares in exchange for 162,000 Bradstone Class B shares on completion of the Prior Arrangement.  Mr. Atkinson was issued 99,091 Class A shares in exchange for 170,000 common shares of Peruvian on completion of the Prior Arrangement.   Mr. Atkinson was appointed to our board of directors and as co-vice chairman of our board of directors on completion of the Prior Arrangement.

(4)

Gordon D. Ewart, a co-vice chairman of our board of directors, was the acting chief financial officer and a director of Bradstone and a director of Peruvian prior to the closing of the Prior Arrangement.  In addition, Mr. Ewart is a co-owner, together with Mr. Atkinson and David G. Nelson of Asean Sales and a director, officer and controlling shareholder of A&E. Mr. Ewart was issued 106,000 Class A shares in exchange for 106,000 Bradstone Class A shares and 166,000 Class B shares in exchange for 166,000 Bradstone Class B shares on completion of the Prior Arrangement.  Mr. Ewart was issued 87,433 Class A shares in exchange for 150,000 common shares of Peruvian on completion of the Prior Arrangement.  Mr. Ewart was appointed to our board of directors and as co-vice chairman of our board of directors on completion of the Prior Arrangement.

(5)

Andrew Milligan, one of our directors, was the president, chief executive officer and a director of Stockscape and received 730 Class A shares in exchange for 3,020 shares of Stockscape on completion of the Prior Arrangement.  Mr. Milligan was appointed as one of our directors on completion of the Prior Arrangement.

(6)

Sandra Lee, our corporate secretary, was corporate secretary of Glenex prior to the completion of the Prior Arrangement.  Ms. Lee was appointed as our corporate secretary on completion of the Prior Arrangement.

(7)

A&E, one of our significant shareholders, held 244,954 Class A shares of Bradstone and 2,161,500 Class B shares of Bradstone prior to the completion of the Prior Arrangement.  These shares were exchanged for 244,954 Class A shares of Quest and 2,161,500 Class B shares of Quest on completion of the Prior Arrangement.  In connection with closing of the Prior Arrangement, A&E sold 1,100,000 Class B shares, including the shares sold to Brian Bayley, Murray Sinclair and A. Richards Rule, as disclosed above.

(8)

Asean Sales, one of our significant shareholders, held 1,120,000 Class A shares of Bradstone and 265,000 Class B shares of Bradstone prior to the completion of the Prior Arrangement.  These shares were exchanged for 1,120,000 Quest Class A shares and 265,000 Quest Class B shares on completion of the Prior Arrangement.

(9)

A. Richards Rule, one of our significant shareholders, held 10,000,000 shares of Stockscape prior to the completion of the Prior Arrangement.  These shares were exchanged for 2,416,218 Quest Class A shares.  In addition, Mr. Rule purchased 450,000 Class B shares from A&E in connection with the closing of the Prior Arrangement.

A&E Loan

During 1999, Peruvian provided a guarantee to HSBC Securities (Canada) Inc. in respect of obligations and liabilities of A&E under a US$2,400,000 letter of credit provided by HSBC Securities to A&E.  At the time of the granting of the guarantee, A&E was the controlling shareholder of Bradstone.  Bradstone in turn also owned greater than 10% of the shares of A&E.  Bradstone was also a significant shareholder of Peruvian until Bradstone sold all of its Peruvian common shares in April 2002.   A&E's primary asset was a golf course and housing development in South Carolina.  A&E paid an initial fee to Peruvian of US$50,000 and agreed to pay Peruvian a fee US$10,000 per month for each month that the guarantee was outstanding.  During 2001, Peruvian recorded a fee of $185,862 (US$120,000).  As security for the guarantee, Peruvian deposited the sum of US$2,400,000, (approximately C$3,661,000) with HSBC Securities, which amount was recorded on Peruvian's balance sheet as restricted cash.

As of July 1, 2002, Quest entered into a loan agreement with A&E whereby A&E borrowed approximately US$2,522,000 from Quest to pay out and discharge the liability of A&E to HSBC Securities (the "A&E Loan").  Concurrent with the closing of the A&E Loan, the guarantee originally granted by Peruvian was released and the deposit of US$2,400,000 returned to us.  The A&E loan is for a term of two years commencing on July 1, 2002 and bears interest at the rate of 3% per annum.  As security for the loan, A&E granted to Quest a security interest over all of its present and after acquired personal property pursuant to a general security agreement, together with a specific pledge of 300,000 Quest Class A shares and 1,000,000 Quest Class B shares.  A&E further covenanted to provide mortgage security over and a participation interest in certain properties in its North Carolina housing development.  A&E disposed of a substantial portion of its interest in these properties in June 2003 and used a portion of the proceeds to repay the balance of the A&E Loan, other than a minor amount that remains outstanding on account of expenses to be paid by A&E.  In addition to its agreement to pay interest, A&E agreed to grant us a 20% participation interest in all net proceeds derived by A&E from its North Carolina project.  This participation interest is payable after deduction of the direct costs associated with the ownership and sale of the properties.  Based on A&E's recent sale of a substantial portion of its interest in these properties, it is anticipated the direct costs will exceed the sales price and no participation interest will be paid.

A&E Management Contract

Prior to the completion of the Prior Arrangement, Bradstone was party to a management agreement with A&E whereby A&E provided management services to Bradstone.  As consideration for these services, Bradstone paid to A&E a consulting fee calculated as 1.5% of assets under administration less certain recoverable amounts which consisted of payments by Bradstone to consultants who performed administrative work for Bradstone on behalf of A&E.  The agreement was terminated in connection with the completion of the Prior Arrangement in consideration of the payment to A&E of a $179,000 termination fee.  Net consulting fees paid to A&E were $170,000 in 2001 and $203,000 in 2002, including the termination fee.

A&E Settlement of Outstanding Indebtedness

Independent of the A&E Loan, Bradstone entered into an agreement with A&E effective June 28, 2002 whereby A&E repaid outstanding indebtedness owed to Bradstone in the amount of $329,000, which amount included the $179,000 termination fee under the A&E management contract.  Under the terms of this agreement, A&E issued to Bradstone 1,000,000 A&E Class A shares at a deemed price of $0.15 per share, for total consideration of $150,000, and forgave the termination fee payable to A&E on termination of the A&E management contract in the amount of $179,000.

Watersave Logic Corp.

We entered into a loan agreement with Watersave Logic Corp. ("Watersave") dated for reference March 3, 2003.  Robert G. Atkinson, one of our directors and our co-vice chairman of board of directors, is the president and a director of Watersave.  Under the terms of the loan, we advanced to Watersave the principal amount of $606,537 for a term expiring December 31, 2003.  The loan bears interest at the rate of 12% per annum and is secured by a general security agreement.  The proceeds of the loan were used to repay all outstanding indebtedness owed by Watersave to us prior to the date of the loan.  This prior indebtedness relates to loans originally made by Bradstone to Watersave prior to the Prior Arrangement.

During 2001, $139,000 in financing fees were charged by Bradstone to Watersave.  These fees were paid to Bradstone through the issuance of 926,090 common shares of Watersave on January 14, 2002 to Bradstone and were recorded as a reduction of the related interest receivable, rather than recognized in income immediately.

Quest Management

Prior to the Prior Arrangement, Stockscape and Glenex had entered into a services agreement with Quest Management.  Quest Management is a wholly owned subsidiary of Arapaho.  Mr. Brian Bayley, our chief executive officer and a director, and Mr. Murray Sinclair, our president and a director, are directors and principal shareholders of Arapaho.  Under the terms of the management agreement, Stockscape and Glenex paid an aggregate fee of $8,500 per month in consideration of management and administrative services provided by Quest Management.  We assumed this contract upon completion of the Prior Arrangement.  During 2002, we paid $51,000 to Quest Management for the last six months of 2002.  The services provided by Quest Management included the provision of the services of Mr. Peter Miller, as our chief financial officer, and Ms. Sandra Lee, as our corporate secretary, and also included office space and various administrative, office and support services.

Loan Syndicate Participants

From time to time, we syndicate bridge loans to related parties and to other parties with whom we have directors and officers in common.  When we syndicate bridge loans, loans are made by ourselves and the syndicate participants to the borrower.  We will receive a portion of the interest payable and commitment fee or bonus shares payable by the borrower to each syndicate participant as administration fees.  Since July 4, 2003, we have syndicated loans in which Exploration Capital Partners 2000 Limited Partnership, Exploration Capital Partners Limited Partnership, TransAtlantic Petroleum Corp. and Viceroy have participated.  Each of Exploration Capital Partners 2000 Limited Partnership and Exploration Capital Partners Limited Partnership is an entity controlled by Mr. Richards Rule, one of our major shareholders.   TransAtlantic Petroleum Corp. and Viceroy are companies with whom we have directors and officers in common.  Brian E. Bayley, our chief executive officer and a director, is a director of TransAtlantic Petroleum Corp.  Mr. John Fleming, one of our directors, is a director and the president and chief executive officer of TransAtlantic Petroleum Corp.  A. Murray Sinclair, our president and a director, is a director and chairman of Viceroy.   Exploration Capital Partners 2000 Limited Partnership and Exploration Capital Partners Limited Partnership are major shareholders of Viceroy.  We consider that the amounts payable to us in these syndicated loan transactions as administration fees are not material in relation to our overall business.  In all cases, related party loan syndicate participants have participated on the same terms and conditions as arms-length loan syndicate participants.

Viceroy Arrangement Transaction

Our directors, officer and significant shareholders will have the following interests in the Viceroy Arrangement, as described in detail in Item 4 of this Annual Report under the heading "Viceroy Arrangement", in the event that this business combination is consummated:

(1)

Brian Bayley, our chief executive officer and a director, is anticipated to be appointed as the chief executive officer, president and a director of Quest Capital upon completion of the Viceroy Arrangement.  Mr. Bayley is the holder of 1,000,000 common shares of Viceroy and the holder of warrants to purchase 500,000 shares of Viceroy.  Mr. Bayley is a director and officer and principal shareholder of Arapaho, the sole shareholder of Quest Management.  Mr. Bayley will be issued 333,333 Quest Capital Class A shares in exchange for his 1,000,000 common shares of Viceroy, 768,323 Quest Capital Class A shares in exchange for his 730,762 Quest Class A shares, 304,906 Quest Capital Class B shares in exchange for his 290,000 Quest Class B shares on completion of the Viceroy Arrangement. Mr. Bayley will exchange his warrants to purchase 500,000 shares of Viceroy for warrants to purchase 166,667 Class A shares of Quest Capital.

(2)

A. Murray Sinclair, our president and a director, is anticipated to be appointed as the managing director of Quest Capital upon completion of the Viceroy Arrangement.  Mr. Sinclair is a director and chairman of Viceroy and the holder of options to purchase 340,000 shares of Viceroy.  Mr. Sinclair is a director and officer of Avatar but does not hold any securities of Avatar.  Mr. Sinclair is a director and officer and principal shareholder of Arapaho, the sole shareholder of Quest Management.  Mr. Sinclair will be issued 461,900 Quest Capital Class A shares in exchange for his 439,319 Quest Class A shares and 341,705 Quest Capital Class B shares in exchange for his 325,000 Quest Class B shares on completion of the Viceroy Arrangement. Mr. Sinclair will exchange his options to purchase 340,000 shares of Viceroy for options to purchase 113,333 Class A shares of Quest Capital.

(3)

Robert G. Atkinson, a co-vice chairman of our board of directors, will receive 544,963 Quest Capital Class A shares in exchange for his 518,321 Class A shares and 178,212 Quest Capital Class B shares in exchange for his 169,500 Class B shares on completion of the Viceroy Arrangement.  Mr. Atkinson will exchange his options to purchase 116,577 Quest Class A shares for options to purchase 122,569 Class A shares of Quest Capital.   It is anticipated that Mr. Atkinson will continue as a director of Quest Capital.

(4)

Gordon D. Ewart, a co-vice chairman of our board of directors, will receive 123,772 Quest Capital Class A shares in exchange for his 117,721 Class A shares and 51,568 Quest Capital Class B shares in exchange for his 49,047 Class B shares on completion of the Viceroy Arrangement.  Mr. Ewart will exchange his 49,047 shares of Viceroy for 16,349 Class A shares of Quest Capital.  It is anticipated that Mr. Ewart will not continue as a director of Quest Capital.

(5)

John Fleming, one of our directors, is also a director of Arapaho.  Mr. Fleming will not receive any Quest Capital securities upon completion of the Viceroy Arrangement and it is anticipated that Mr. Fleming will not continue as a director of Quest Capital.

(6)

Edward Mercaldo, one of our directors, is the owner of 74,400 Class A shares of Quest, 487,500 common shares of Viceroy and 100,000 shares of Avatar.  Mr. Mercaldo will receive 78,224 Quest Capital Class A shares in exchange for his 74,400 Class A shares, 162,500 Quest Capital Class A shares in exchange for his 487,500 common shares of Viceroy and 28,250 Quest Capital Class A shares in exchange for his 100,000 common shares of Avatar. It is anticipated that Mr. Mercaldo will continue as a director of Quest Capital.

(7)

Andrew Milligan, one of our directors, will receive 153,221 Quest Capital Class A shares in exchange for his 145,730 Class A shares.  It is anticipated that Mr. Milligan will not continue as a director of Quest Capital.

(8)

Peter Miller, our chief financial officer, is the owner of 50,000 common shares of Viceroy.  Mr. Miller will receive 16,667 Quest Capital Class A shares in exchange for his 50,000 common shares of Viceroy.  Mr. Miller will exchange his options to purchase 25,000 shares of Viceroy for options to purchase 8,333 Class A shares of Quest Capital.

(9)

Sandra Lee, our corporate secretary, is the holder to purchase 15,000 shares of Viceroy.  Ms. Lee will exchange these for options to purchase 5,000 Class A shares of Quest Capital.  It is anticipated that Ms. Lee will continue as corporate secretary of Quest Capital.

(10)

A&E, one of our principal shareholders, will receive 366,680 Quest Capital Class A shares in exchange for 348,754 Class A shares and 1,115,993 Quest Capital Class B shares in exchange for 1,061,435 Class B shares.  A&E does not own any shares of Viceroy, Avatar or Arapaho.

(11)

Asean Sales, one of our principal shareholders, will receive 464,381 Quest Capital Class A shares in exchange for 441,679 Class A shares and 270,736 Quest Capital Class B shares in exchange for 257,500 Class B shares.  A&E does not own any shares of Viceroy, Avatar or Arapaho.

(12)

A. Richards Rule, one of our principal shareholders, will receive 3,170,261 Quest Capital Class A shares in exchange for 3,015,276 Class A shares and 898,842 Quest Capital Class B shares in exchange for 854,900 Class B shares.

(13)

A. Richards Rule is a principal shareholder of Viceroy and Avatar.  Mr. Rule and Exploration Capital Partners 2000 Limited Partnership currently own 14,710,000 shares of Viceroy.  Exploration Capital Partners 2000 Limited Partnership ("Exploration Capital") is a Nevada limited partnership.  The general partner of the Limited Partnership is Resource Capital Investment Corporation ("Resource Capital").  Richard (Rick) Rule is the President and director of Resource Capital and owns, indirectly through a family trust, 90% of the shares of Resource Capital.  Exploration Capital intends to sell 6,600,000 Viceroy Shares and subsequently purchase 2,200,000 Quest Capital private placement units, consisting of 2,200,000 Quest Capital Class A shares and warrants to purchase an additional 2,200,000 Quest Capital Class A shares, through the Quest Capital Private Placement.  Rick Rule, through the family trust, intends to sell 2,685,000 Viceroy Shares and subsequently purchase 895,000 Quest Capital private placement units through the Quest Capital Private Placement.  As a result of these transactions, Exploration Capital and Rick Rule will own, upon exchanging their Viceroy Shares pursuant to the Arrangement and post Private Placement, the equivalent number of Quest Capital Shares as they currently own in Viceroy with the addition of the 3,095,000 private placement warrants which are included as part of the private placement units.  Exploration Capital is also the owner of 4,268,585 shares of Avatar and will receive 1,205,876 Quest Capital Class A shares in exchange for these shares.

C.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.

FINANCIAL INFORMATION

A.

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

The financial statements required as part of this Annual Report are filed under Item 17 of this Annual Report.

Legal Proceedings

We are not a party to any legal proceedings and are not aware of any such proceedings known to be contemplated except as follows:

On March 22, 2002, Bradstone was named together with Robert G. Atkinson, A&E and 403401 B.C. Ltd. as Defendants in an action in the Supreme Court of British Columbia in which 542202 B.C. Ltd., a private company controlled by Tomoson Kusumoto, is the Plaintiff.  The Plaintiff claims a balance due for consulting services allegedly provided by 542202 B.C. Ltd. in 1996 and 1998 and also seeks a declaration for the sale of certain shares alleged to have been pledged by 403401 B.C. Ltd to 542202 B.C. Ltd as security for the claimed sums.  Quest, as successor to Bradstone, intends to fully defend this claim.

We have filed a counterclaim against Mercury Partners & Company Inc. and Tomoson Kusumoto seeking $1.125 million and interest thereon in relation to a long outstanding debt owed by Pacific Mercantile Company Limited (the successor to which is Mercury Partners & Company Inc.) to H. J. Forest Products Ltd. (the successor to which is Quest).  The outcome of the counterclaim is uncertain.

Prior to the Prior Arrangement, Glenex's former president and chief executive officer was involved in a motor vehicle incident while operating a vehicle owned by Glenex.  A personal injury claim has been made seeking $1.5 million in damages, against Glenex and its former president and chief executive officer, jointly and severally.  At the time of the accident, Glenex had a $1 million third party liability insurance policy in effect.  Both liability and quantum of damages are disputed.

Dividends

We have not paid any dividends on any of our shares since incorporation. We do not presently have any intention of pay dividends. Our future dividend policy will be determined by our board of directors on the basis of earnings, financial requirements and other relevant factors.

B.

SIGNIFICANT CHANGES

We have not experienced any significant changes since the date of the financial statements included with this Annual Report except as disclosed in this Annual Report.

ITEM 9.

THE OFFER AND LISTING

We were formed on July 4, 2002 upon the completion of the amalgamation of Bradstone, Stockscape, Peruvian and Glenex pursuant to the Prior Arrangement, as discussed under Item 4 of this Annual Report.  Our Class A Shares and Class B Shares began trading on the Toronto Stock Exchange (the "TSX") on July 4, 2002.  Prior to the completion of the Prior Arrangement, the common shares of each of Bradstone, Stockscape, Peruvian and Glenex were publicly traded.

A.

OFFER AND LISTING DETAILS

Quest

Our Class A Shares and Class B Shares are listed for trading on the TSX under the trading symbols Q.A and Q.B, respectively.  The following is a summary of the high and low market prices of our Class A Shares and Class B Shares since July 4, 2002 on an annual basis:

CLASS A SHARES

CLASS B SHARES

The following is a summary of the high and low market prices of our Class A Shares and Class B Shares on the TSX since July 4, 2002 on a quarterly basis.

CLASS A SHARES

CLASS B SHARES

The following is a summary of the high and low market prices of our Class A Shares and Class B Shares on the TSX on a monthly basis during the past six months:

Bradstone

Bradstone's Class A Shares and Class B Shares were listed for trading on the TSX under the trading symbols BEP.A and BEP.B, respectively, until July 4, 2002.  The following is a summary of the high and low market prices of Bradstone's Class A Shares and Class B Shares during Bradstone's last five financial years, on an annual basis:

The following is a summary of the high and low market prices of the Bradstone's Class A Shares and Class B Shares on the TSX during the Bradstone's two most recent financial years on a fiscal quarter basis.

Stockscape

The common shares of Stockscape were quoted on the OTCBB under the symbol STKSF until July 4, 2002.  The following table sets out the high and low market prices for Stockscape's common shares during the last five financial years on an annual basis:

*These amounts in CDN$.

The following table sets out the high and low market prices of Stockscape's common shares during the two most recent financial years on a fiscal quarter basis:

Glenex

The Common shares of Glenex were listed and posted for trading on the TSX Venture under the symbol "GXI" until July 4, 2002.  The following table sets out the high and low market prices of the common shares of Glenex on the TSX Venture during the last five financial years on an annual basis.

The following table sets out the high and low market prices of the common shares of Glenex during the two most recent financial years on a fiscal quarter basis:

Peruvian

Peruvian's common shares were traded on the TSX Venture under the symbol "PVO" until July 4, 2002. The following table sets out the high and low market prices on the TSX Venture for Peruvian's common shares for the last five financial years on an annual basis.

The following table sets out the high and low market prices of the common shares of Peruvian on the TSX Venture during the two most recent financial years on a fiscal quarter basis:

B.

PLAN OF DISTRIBUTION

Not applicable.

C.

MARKETS

Quest

Our Class A Shares and Class B Shares have traded under the trading symbols Q.A and Q.B, respectively, since July 4, 2002.

Bradstone

The Class A shares and Class B shares of Bradstone were traded on the TSX prior to the completion of the Prior Arrangement on July 4, 2002 under the symbol BEP.A and BEP.B, respectively.

Stockscape

The common shares of Stockscape were quoted on the OTCBB under the symbol STKSF prior to the completion of the Prior Arrangement on July 4, 2002.  Prior to March 31, 1999, Stockscape shares were listed on the Toronto Stock Exchange.

Glenex

The common shares of Glenex were traded on the TSX Venture under the symbol GXI prior to the completion of the Prior Arrangement on July 4, 2002.

Peruvian

The common shares of Peruvian were traded on the TSX Venture under the symbol PVO prior to the completion of the Prior Arrangement on July 4, 2002.

Quest Capital

It is a condition of the Viceroy Arrangement that the Quest Capital Class A Shares and Class B Chares be approved for trading on the TSX.

Other than described above, our shares are not and have not been listed or quoted on any other exchange or quotation system.

D.

SELLING SHAREHOLDERS

Not applicable.

E.

DILUTION

Not applicable.

F.

EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.

ADDITIONAL INFORMATION

A.

SHARE CAPITAL

Not Applicable.

B.

MEMORANDUM AND ARTICLES OF ASSOCIATION

1.

INCORPORATION

Quest was formed on July 4, 2002 upon the amalgamation of Bradstone, Peruvian, Stockscape and Glenex.  The amalgamation was completed pursuant to a court approved arrangement pursuant to the British Columbia Company Act (the "Company Act").  See also Item 4 of this Annual Report under the heading "Name, Incorporation and Offices".    Quest is governed by its Memorandum and its Articles, each of which is attached as an exhibit to this Annual Report.

Quest is entitled under the Company Act to carry on all lawful businesses which can be carried on by a natural person.

The following is a summary of all various material provisions of Quest's Articles and Memorandum and certain provisions of the Company Act applicable to Quest:

2.

DIRECTORS

A.

Director's power to vote on a proposal, arrangement or contract in which the director is interested.

When a director holds an interest in a proposed contract or transaction with the Company, he must declare the nature and extent of his interest in such contract or transaction or of any other possible conflict, in accordance with the provisions of the Company Act.   A director who holds such interest may not vote on the transaction but will be counted in the quorum present at the meeting at which such vote is taken.  According to the Company's Articles, these prohibitions do not apply, subject to the provisions of the Company Act, to the following situations:

1.

Any such contract or transaction relating to a loan to the Company, which a director or a specified corporation or a specified firm in which he has an interest has guaranteed or joined in guaranteeing the repayment of the loan or any part of the loan;

2.

Any contract or transaction made to or to be made with, or for the benefit of an affiliated corporation of which a director is a director or officer;

3.

Determining the remuneration of directors;

4.

Purchasing and maintaining insurance to cover directors against liability incurred by them as directors as specified under the Company Act; or

5.

The indemnification of any director by the Company as specified under the Company Act.

B.

Director's power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

The compensation of the directors is decided by the directors unless the board of directors requests approval to the compensation from the shareholders.  If the issuance of compensation to the directors is decided by the directors, a quorum is the majority of the directors in office unless otherwise fixed by the directors.

C.

Borrowing powers exercisable by the directors.

The directors may, on behalf of the Company:

1.

Borrow money in such manner and amount, on such security, from such sources and upon such terms, and conditions as they think fit, and may authorize the guaranteeing of any obligations of any other person;

2.

Issue bonds, debentures, and other securities either outright or as a security for any liability or obligation of the Company or any other person; and

3.

Mortgage, charge or give other security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future).

D.

Retirement and non-retirement of directors under an age limit requirement.

There are no such provisions applicable to the Company under its Memorandum and Articles or the Company Act.

E.

Number of shares required for a director's qualification.

A director of the Company shall not be required to hold a share in the capital of the Company as qualification for his office.

3.

RIGHTS, PREFERENCES AND RESTRICTIONS ATTACHING TO EACH CLASS OF SHARES

The authorized capital of Quest consists of 100,000,000 First Preferred Shares, 100,000,000 Second Preferred Shares, 100,000,000 Multiple Voting Shares (the Quest Class B Shares) and 100,000,000 Subordinate Voting Shares (the Quest Class A Shares), in each case without nominal or par value.  As at May 30, 2003, there were 24,708,529 Quest Class A Shares and 4,067,766 Quest Class B Shares and no First Preferred or Second Preferred Shares issued and outstanding.  The holders of the Quest Class B Shares are entitled to receive dividends and to participate in the distribution of assets on winding up or liquidation of Quest ratably with the holders of the Quest Class A Shares subject to the rights of holders of any other class of shares of Quest entitled to receive dividends or to participate in the distribution of assets in priority to or ratably with the Quest Class B Shares.  The holders of the Quest Class B Shares are entitled to five votes in respect of each Quest Class B Share held and the Quest Class A Shares are entitled to one vote per Quest Class A Share held.

The Quest Class B Shares are convertible at any time at the option of the holder into Quest Class A Shares on the basis of one Quest Class A Share for each Quest Class B Share held.  The Quest Class A Shares are convertible into Quest Class B Shares in the event an offer to purchase the Quest Class B Shares is made to all or substantially all of the holders of Quest Class B Shares which is not made concurrently with an offer to purchase Quest Class A Shares that is identical to the offer to purchase the Quest Class B Shares in terms of price per share and percentage of outstanding shares to be taken up.  In such event each Quest Class A Share is convertible into one Quest Class B Share during a specified period.  An election to convert by a holder of Quest Class A Shares is deemed to also constitute an election to deposit the converted shares to the offer.

Holders of the Quest Preferred Shares are entitled to one vote per Quest Preferred Share at all meetings of Quest Preferred Shareholders and, if so authorized, holders thereof may be entitled to one vote per Quest Preferred Share at all general meetings of Quest.  Holders of Quest Preferred Shares are entitled to receive dividends as and when declared by the directors, in preference to dividends for Quest's Class A Shares and Class B Shares.  Quest Preferred Shares may be convertible to Quest Shares if so determined by the directors by resolution prior to the issuance of the Quest Preferred Shares.  The Quest Preferred Shares may be redeemed at any time in whole or in part on payment of the price paid for such Quest Preferred Shares.  Holders of Quest Preferred Shares have the right to receive a pro rata share of the assets of Quest available for distribution to holders of Quest Preferred Shares in the event of liquidation, dissolution or winding-up of Quest in priority to the rights of holders of any other class of shares.  All Quest Preferred Shares rank pari passu, each with the other, as to all benefits which might accrue to the holders of Quest Preferred Shares.

There are no indentures or agreements existing or proposed limiting the payment of dividends and there are no special liquidation rights or pre-emptive rights.  The presently outstanding share capital is not subject to any call or assessment, all shares having been issued as fully paid and non-assessable. In addition, there are no sinking fund or redemption provisions applicable to the common shares or any provisions discriminating against any existing or prospective holders of such securities as a result of a shareholder owning a substantial number of shares.

With respect to the rights, preferences and restrictions attaching to the Company's common shares, there are generally no significant differences between Canadian and United States law as the shareholders, or the applicable corporate statute, will determine the rights, preferences and restrictions attaching to each class of the Company's shares.

4.

CHANGES TO RIGHTS AND RESTRICTIONS TO SHARES

If the Company wishes to change the rights and restriction of the common shares, the Company must obtain the approval of a majority of not less than 75% of the votes cast in person or by proxy by the holders of the common shares.

Provisions as to the modification, amendment or variation of the rights attaching to the common shares are contained in the Company Act.  The Company Act requires approval by a special resolution (i.e. approved by at least 75% of the votes cast at a meeting of Quest's shareholders or consented to in writing by each of Quest's shareholders) in order to effect any of the following changes:

i)

creating, defining and attaching special rights or restrictions to any shares whether issued or unissued;

ii)

varying or abrogating any special rights or restrictions attached to any shares, whether issued or unissued;

iii)

subdividing all or any of Quest's unissued, or fully paid issued, shares with par value into shares of smaller par value;

iv)

subdividing all or any of Quest's unissued, or fully paid issued, shares without par value so that the number of those shares is increased;

v)

consolidating all or any of Quest's shares with par value into shares of larger par value;

vi)

consolidating all or any of Quest's shares without par value so that the number of those shares authorized is reduced;

vii)

changing all or any of Quest's unissued, or fully paid issued, shares with par value into shares without par value;

viii)

changing all or any of Quest's unissued shares without par value into shares with par value;

ix)

altering the name or designation of all or any of Quest's shares, whether issued or unissued, or

x)

altering the provisions as to the maximum price or consideration at or for which shares without par value may be issued.

The Company Act also provides that Quest may reduce its capital, whether issued or unissued, in any way by special resolution confirmed by the court and may:

a)

extinguish or reduce the liability on any of Quest's partly paid shares in respect of capital not paid up,

b)

either with or without extinguishing or reducing the liability on any of Quest's partly paid shares, cancel any paid up capital that is lost or unrepresented by available assets, or

c)

either with or without extinguishing or reducing liability on any of its partly paid shares, pay off any paid up capital that is in excess of the needs of Quest.

The Company Act also provides that Quest may, by ordinary resolution:

a)

cancel shares that are not allotted or issued,

b)

cancel fully paid shares that are surrendered to Quest by way of gift, or

c)

cancel shares that have been held in escrow under an escrow agreement required by the executive director, and that are surrendered for cancellation under that agreement and diminishing the authorized capital accordingly.

Generally, there are no significant differences between British Columbia and United States law with respect to changing the rights of shareholders as most state corporation statutes require shareholder approval (usually a majority) for any such changes that affect the rights of shareholders.

5.

MEETINGS OF SHAREHOLDERS

The Company must hold its annual general meeting once in every calendar year (being not more than 13 months from the last annual general meeting) at such time and place to be determined by the directors of the Company.  The Company must publish an advance notice in the manner required by the Company Act of any general meeting at which Directors are to be elected.  The directors may fix in advance a date, which is no fewer than 35 days or no more than 60 days prior to the date of the meeting.  All the holders of common shares as at that date are entitled to receive notice of and to attend and vote at a general meeting.

Most state corporation statutes require a public company to hold an annual meeting for the election of directors and for the consideration of other appropriate matters. The state statutes also include general provisions relating to shareholder voting and meetings. Apart from the timing of when an annual Meeting must be held and the percentage of shareholders required to call an annual Meeting or an extraordinary meeting, there are generally no material differences between Canadian and United States law respecting annual meetings and extraordinary meetings.

6.

RIGHTS TO OWN SECURITIES

There are no limitations under the applicable laws of Canada, except as provided in the Investment Canada Act (the "ICA") as described below, or by the Company's charter or other constituent documents on the rights of non-resident or foreigners to hold or vote common shares or other securities of the Company.

The ICA requires a non-Canadian making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, as set out below, to file an application for review with Investment Canada, an agency of the Canadian government created by the ICA.

If applicable to an investment, the ICA will prohibit implementation, or if necessary, require divestiture of an investment deemed "reviewable" under the ICA by an investor that is not a "Canadian" as defined in the ICA (a "non-Canadian"), unless after review the Minister responsible for the ICA ("the Minister") is satisfied that the "reviewable" investment is likely to be of net benefit to Canada. An investment in the Company's common shares by a non-Canadian would be reviewable under the ICA if it was an investment to acquire control of the Company and the value of the Company's assets was $5 million or more. A non-Canadian would be deemed to acquire control of the Company for the purposes of the ICA if the non-Canadian acquired a majority of the Company's outstanding common shares (or less than a majority but controlled the Company in fact through the ownership of one-third or more of the Company's outstanding common shares) unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of such common shares. Certain transactions in relation to the Company's common shares would be exempt from review under the ICA, including, among others, the following:

1.

acquisition of common shares by a person in the ordinary course of that person's business as a trader or dealer in securities;

2.

acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the ICA; and

3.

acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control of the Company, through the ownership of voting interests, remains unchanged.

As a result of the Canada-U.S. Free Trade Agreement, the ICA was amended in January 1989 to provide distinct threshold levels for Americans who acquire control of a Canadian business. The threshold levels for Americans, as described below, gradually rose between 1989 and 1992 to its present level.

The ICA was amended with the World Trade Organization Agreement to provide for special review thresholds for "WTO Investors" of countries belonging to the World Trade Organization, among others, nationals and permanent residents (including "WTO Investor controlled entities" as defined in the ICA). Under the ICA, as amended, an investment in the Company's common shares by WTO Investors would be reviewable only if it was an investment to acquire control of the Company and the value of the Company's assets was equal to or greater than a specified amount which is published by the Minister after its determination for any particular year.

A Canadian business is defined in the ICA as a business carried on in Canada that has a place of business in Canada, an individual or individuals in Canada who are employed or self-employed in connection with the business, and assets in Canada used in carrying on the business.

An American, as defined in the ICA, includes: an individual who is an American national or a lawful permanent resident of the U.S.; a government or government agency of the U.S.; an American-controlled entity, corporation or limited partnership; and a corporation, limited partnership or trust of which two-thirds of its board of directors, general partners or trustees, as the case may be, are Canadians or Americans.

The following investments by a non-Canadian other than WTO Investors are subject to review by Investment Canada:

(a)

all direct acquisitions of control of Canadian businesses with assets of $5 million or more;

(b)

all indirect acquisitions of control of Canadian businesses with assets of $50 million or more if such assets represent less than 50% of the value of the assets of the entities, the control of which is being acquired; and

(c)

all indirect acquisitions of control of Canadian businesses with assets of $5 million or more if such assets represent more than 50% of the value of the assets of the entities, the control of which is being acquired.

Review by Investment Canada is required when investments by WTO Investors, including Americans, exceed $223 million (US $150 million) for direct acquisitions of control. No review by Investment Canada is required for indirect acquisitions of control.

For purposes of the ICA:

"direct acquisitions of control" means purchase of the voting interests of a corporation, partnership, joint venture or trust carrying on a Canadian business, or any purchase of all or substantially all of the assets used in carrying on a Canadian business; and

"indirect acquisition of control means" a purchase of the voting interest of a corporation, partnership, joint venture or trust, whether a Canadian or foreign entity, which controls a corporation, partnership, joint venture or trust company on a Canadian business in Canada.

The acquisition of certain Canadian businesses is excluded from the higher thresholds set out for Americans. These excluded businesses are oil, gas, uranium, financial services (except insurance), transportation services and cultural services (i.e., the publication, distribution or sale of books, magazines, periodicals (other than printing or typesetting businesses), music in print or machine readable form, radio, television, cable and satellite services; the publication, distribution, sale or exhibition of film or video recordings or audio or video music recordings). Direct or indirect acquisitions of control of these excluded businesses are reviewable at the $5 million and $50 million thresholds.

A non-Canadian shall not implement an investment reviewable under the ICA unless the investment has been reviewed and the Minister responsible for Investment Canada is satisfied or is deemed to be satisfied that the investment is likely to be a net benefit to Canada, the non-Canadian shall not implement the investment or, if the investment has been implemented, shall divest himself of control of the business that is the subject of the investment.

A non-Canadian or American making the following investments:

(a)

an investment to establish a new Canadian business; and

(b)

an investment to acquire control of a Canadian business

which investment is not subject to review under the ICA, must notify Investment Canada, within prescribed time limits, of such investments.

7.

RESTRICTIONS ON CHANGES IN CONTROL, MERGERS, ACQUISITIONS OR CORPORATE RESTRUCTING OF THE COMPANY

There are no provisions in the Company's Articles or Memorandum that would have the effect of delaying, deferring or preventing a change in control of the Company or that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

The Company Act does not contain any provisions that would have the effect of delaying, deferring or preventing a change of control of the Company.

Generally, there are no significant differences between British Columbia and United States law in this regard, as many state corporation statutes also do not contain such provisions and only empower a company's board of directors to adopt such provisions.

8.

OWNERSHIP THRESHOLD REQUIRING PUBLIC DISCLOSURE

There are no provisions in the Company's Articles or Memorandum or in the Company Act governing the threshold above which shareholder ownership must be disclosed. The Company is a reporting company under Canadian provincial securities legislation, including securities legislation in the provinces of British Columbia, Alberta, Manitoba, Saskatchewan, Ontario, Quebec and New Brunswick.  As a reporting company, provincial securities legislation requires that a shareholder disclose ownership of 10% or more of the shares (and any further increases of 2% or more) of the Company by issuing a news release and filing a report (both containing prescribed disclosure) with the Securities Commissions in those provinces. They also require the Company disclose, in its proxy circular sent out for an Annual Meeting or Special Meeting, the names of holders known to the Company to beneficially own more than 10% of the Company's issued and outstanding shares.

Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. United States federal securities laws require a company that is subject to the reporting requirements of the Securities Exchange Act of 1934 to disclose, in its annual reports filed with the Securities and Exchange Commission those shareholders who own more than 5% of a corporation's issued and outstanding shares.

9.

DIVIDEND RECORD

The Company has not paid any dividends on its common shares and has no policy with respect to the payment of dividends.

10.

CHANGES IN THE CAPITAL OF THE CORPORATION

There are no conditions imposed by the Company's Articles or Memorandum which are more stringent than those required by the Company Act.

C.

MATERIAL CONTRACTS

We have entered into the following material contracts, other than contracts entered into in the ordinary course of our business, in the past two years:

1.

The Prior Arrangement Agreement between Bradstone, Peruvian, Stockscape and Glenex dated April 5, 2002, as discussed in Item 4 of this Annual Report under the heading "PRIOR ARRANGEMENT"; and

2.

The Viceroy Arrangement Agreement, as amended, between Quest, Viceroy, Avatar, Arapaho, ViceroyEx, SpectrumGold, Oro Belle and SpectrumSub dated May 15, 2003, as discussed in Item 4 of this Annual Report under the heading "VICEROY ARRANGEMENT".

D.

EXCHANGE CONTROLS

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the import of capital affecting the remittance of interest, dividends or other payments to non-resident holders of Quest's shares. Any such remittances to United States residents, however, are subject to a 5% to 15% withholding tax pursuant to Article X of the reciprocal tax treaty between Canada and the United States.  See "Taxation" below.

E.

TAXATION

Canadian Federal Income Tax Consequences

The following is a general summary of all material Canadian federal income tax considerations generally applicable to a holder of the Corporation's common shares who is not a resident of Canada for the purposes of the Income Tax Act (Canada) (the "Act"). The discussion does not address individual consequences to persons subject to special provisions of federal income tax law.

The summary is based on the current provisions of the Act and the regulations thereunder and the Corporation's understanding of the current administrative practices published by, and press announcements released by Canada Customs and Revenue Agency and the Department of Finance. This summary takes into account proposals to amend the Act announced prior to the date hereof (although no assurances can be given that such changes will be enacted in the form presented or at all), but does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative action or decision nor does it take into account any provincial, territorial, local or foreign tax considerations. Accordingly, holders and prospective holders of the Corporation's shares are urged to consult their own tax advisors about the federal, provincial, territorial, local and foreign tax consequences of purchasing, owning and disposing of such shares.

The Act provides in subsection 212(2) that dividends and other distributions which are deemed to be dividends and which are paid or credited or are deemed to be paid or credited by a Canadian resident Company to a non-resident of Canada shall be subject to non-resident withholding tax equal to 25 percent of the gross amount of the dividend or deemed dividend.

Subsections 2(3) and 115(1) of the Act provide that a non-resident person is subject to tax in Canada at the rates generally applicable to residents of Canada on any "taxable capital gain" arising on the disposition of the shares of a company which are listed on a prescribed stock exchange if such non-resident, together with persons with whom he does not deal at arm's length, owned 25 percent or more of the issued shares of any class of the capital stock of the Corporation at any time in the five years immediately preceding the date of disposition of the shares. Subsections 2(3) and 115(1) also provide that a non-resident person is subject to tax in Canada on taxable capital gains arising on the disposition of shares that constitute capital property used in carrying on a business in Canada. The taxable portion of a capital gain is equal to one-half of the amount by which the proceeds of disposition of such shares, net of any reasonable costs associated with the disposition, exceeds the adjusted cost base to the holder of the shares.

Provisions in the Act relating to dividend and deemed dividend payments and gains realized by non-residents of Canada who are residents of the United States are subject to the Canada-United States Income Tax Convention (1980), as amended (the "1980 Convention").

Article X of the 1980 Convention provides that for 1997 and subsequent taxation years pursuant to the Third Protocol to the 1980 Convention the rate of Canadian non-resident withholding tax on dividends paid to a U.S. company that beneficially owns at least 10% of the voting stock of the Corporation shall not exceed 5% of the dividends. Otherwise, and except in the case of dividends received by a resident of the United States who carries on business in Canada through a Canadian permanent establishment and the shares in respect of which the dividends are paid are effectively connected with that permanent establishment, the rate of non-resident withholding shall not exceed 15 percent of the dividend. Where the dividends are received by a United States person carrying on business in Canada through a Canadian permanent establishment and the shares in respect of which the dividends are paid are effectively connected with that permanent establishment the dividends are generally subject to Canadian tax as business profits, generally without limitation under the 1980 Convention.

Article XIII of the 1980 Convention provides that gains realized by a United States resident on the disposition of shares of a Canadian company may not generally be taxed in Canada unless the value of those shares is derived principally from real property situated in Canada or the shares form part of the business property of a permanent establishment which the United States shareholder has or had in Canada within the 12 month period preceding the date of disposition. Canada also retains the right to tax gains on property owned at the time of departure from Canada if it is sold by a person who was resident in Canada for 120 months in any 20 consecutive years preceding the sale and who was a resident in Canada at any time in the 10 years preceding sale.

United States Federal Income Tax Consequences

The following is a general discussion of all material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Corporation. This discussion does not address individual consequences to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See "Canadian Federal Tax Consequences).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advise to any holder or prospective holder of common shares of the Corporation and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of the Corporation are urged to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Corporation.

U.S. Holders

As used herein, a "U.S. Holder" means a holder of common shares of the Corporation who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof or a trust whose income is taxable in the United States irrespective of source. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or a conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Corporation

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Corporation are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such dividends on the date of receipt (based on the exchange rate on such date) to the extent that the Corporation has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Corporation, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Corporation will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Corporation (unless the Corporation qualifies as a "foreign personal holding company" or a "passive foreign investment company," as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Corporation. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current temporary Treasury Regulations, dividends paid on the Corporation's common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends paid, and the proceeds of a sale of the Corporation's common shares, in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Corporation may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign sources income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by the Corporation will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Corporation should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Corporation

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Corporation equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Corporation. Preferential tax rates apply to long-term capital gains of U.S. Holders who are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Corporation are held for more than one year. Deductions for net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Corporation's outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Corporation is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Corporation may be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain.

Passive Foreign Investment Company

Certain United States income tax legislation contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income", which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the Corporation is a controlled foreign corporation or makes an election, adjusted tax basis) of its assets that produce or are held for the production of "passive income" is 50% or more. The Corporation believes that it qualified as a PFIC for the fiscal year ended December 31, 2001 and 2002 and may qualify as a PFIC in subsequent years. There can be no assurance that the Corporation's determination concerning its PFIC status will not be challenged or that it will be able to satisfy record keeping requirements which will be imposed on QEFs. Each U.S. Holder of the Corporation is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder. The following is a discussion of such two alternative tax regimes applied to such U.S. Holders of the Corporation. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a U.S. Holder owns, directly or indirectly, ten percent (10%) or more of the total combined voting power of classes of shares of such foreign corporation (See more detailed discussion at "Controlled Foreign Corporation" below).

A U.S. Holder who elects in a timely manner to treat the Corporation as a QEF (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Corporation qualifies as a PFIC on his pro rata share of the Corporation's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder's taxable year in which (or with which) the Corporation's taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of their common shares of the Corporation (or deemed to be realized on the pledge of their shares) as capital gain; (ii) treat his share of the Corporation's net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Corporation's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as "personal interest" that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the Corporation is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, the Corporation qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Corporation is a controlled foreign corporation, the U.S. Holder's pro rata share of the Corporation's post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Corporation's first tax year in which the Corporation qualified as a "qualified electing fund" with respect to such U.S. Holder. The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder's holding period for the common shares of the Corporation includes the qualification date. By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election. A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder's qualification date to the first day of the first QEF year. U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules.

If the Corporation no longer qualifies as a PFIC in a subsequent year, a timely QEF election will remain in effect, although not applicable, during those years that the Corporation is not a PFIC. Therefore, if the Corporation requalifies as a PFIC, the QEF election previously made is still valid, and the U.S. Holder is required to satisfy the requirements of that election. Furthermore, a QEF election remains in effect with respect to a U.S. Holder, although dormant, after a U.S. Holder disposes of its entire interest in the Corporation. Upon the U.S. Holder's reacquisition of an interest in the Corporation, the QEF election will apply to the newly acquired stock of the Corporation.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC, may annually elect to mark such stock to the market (a "mark-to-market election"). If such an election is made, such U.S. Holder will not be subject to the special taxation rules of Section 1291 described below for the taxable year for which the mark-to-market election is made. A U.S. Holder who makes such an election will include in income for the taxable year for which the election was made in an amount equal to the excess, if any, of the fair market value of the common shares of the Corporation as of the close of such tax year over such U.S. Holder's adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in the Corporation included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for Section 1291 interest on tax deferral rules discussed below with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. U.S. Holder's adjusted tax basis in the common shares of the Corporation will be increased to reflect the amount included or deducted as a result of a mark-to-market election. A mark-to-market election only applies to the taxable year in which the election was made. A separate election must be made by a U.S. Holder for each subsequent taxable year. U.S. Holders should consult their tax advisor regarding the manner and appropriateness of making such an election.

If a U.S. Holder does not make a timely QEF election during a year in which it holds (or is deemed to have held) the shares in question and the Corporation is a PFIC (a "Non-electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his common shares of the Corporation and (ii) certain "excess distributions", as specifically defined, by the Corporation.

A Non-electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his common shares of the Corporation and all excess distributions over the entire holding period for the Corporation. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Corporation during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly nondeductible. The balance of the gain of the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Corporation is a PFIC for any taxable year during which a Non-electing U.S. Holder holds common shares of the Corporation, then the Corporation will continue to be treated as a PFIC with respect to such common shares, even if it is no longer definitionally a PFIC. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize a gain (which will be taxed under the rules discussed above for Non-electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of the Corporation common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. An Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee's basis in this case will depend on the manner of the transfer. In a transfer at death, for example, the transferee's basis is equal to (i) the fair market value of the Electing U.S. Holder's common shares, less (ii) the excess of the fair market value of the Electing U.S. Holder's common shares reduced by the U.S. Holder's adjusted basis in these common shares at death. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of the Corporation is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

Certain special, generally adverse, rules will apply with respect to common shares of the Corporation while the Corporation is a PFIC whether or not it is treated as a QEF. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of shares or the total value of the shares of the Corporation is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of shares of the Corporation ("United States shareholder"), the Corporation could be treated as a "controlled foreign corporation" under Subpart F of the Code. This classification would effect many complex results one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes a United States shareholder of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such U.S. shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC's earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Corporation who is or was a United States shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Corporation attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States shareholders of the CFC. This rule generally will be effective for taxable years of United States shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States shareholders. Special rules apply to United States shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to U.S. Holders of common shares of the Corporation, a more detailed review of these rules is outside of the scope of this discussion.

F.

DIVIDENDS AND PAYING AGENTS

Not applicable.

G.

STATEMENTS BY EXPERTS

Not applicable.

H.

DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and file reports and other information with the SEC. You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. In addition, the SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

We are required to file reports and other information with the securities commissions in the Canadian provinces of British Columbia, Alberta, Manitoba, Saskatchewan, Ontario, Quebec and New Brunswick. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronics Document Analysis and Retrieval (SEDAR) (http://www.sedar.com), the Canadian equivalent of the SEC's electronic document gathering and retrieval system.

The documents concerning Quest referred to in this Annual Report may be viewed at our principal office located at 300 – 570 Granville Street, Vancouver, B.C. V6C 3P1 during normal business hours.

I.

SUBSIDIARY INFORMATION

Not required.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Not applicable on the basis that we are a "small business issuer", as defined in Rule 12b-2 of the Securities Exchange Act of 1934.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.

MATERIAL MODIFICATIONS TO THE

RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.

CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the "Exchange Act"), we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures within the 90 days prior to the filing date of this report.  This evaluation was carried out under the supervision and with the participation of our management, including our chief executive officer, Brian Bayley and our chief financial officer, Peter Miller.  Based upon that evaluation, our chief executive officer and our chief financial officer concluded that our disclosure controls and procedures are effective in timely alerting them to material information relating to Quest required to be included in our periodic filings with the Securities and Exchange Commission.  There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date we carried out our evaluation.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed our reports filed under the Exchange Act is accumulated and communicated to management, including our chief executive officer and chief financial officer as appropriate, to allow timely decisions regarding required disclosure.

ITEM 16.

[RESERVED]

PART III

ITEM 17.

FINANCIAL STATEMENTS

This Annual Report on Form 20-F includes Quest's audited financial statements for the years ended December 31, 2002, 2001 and 2000, including the following:

1.

Independent Auditors' Report of PriceWaterhouseCoopers LLP dated March 14, 2003;

2.

Independent Auditors' Report of BDO Dunwoody LLP dated March 12, 2002 (except as to Note 8(a) which is as of May 14, 2002);

3.

Consolidated Balance Sheets as at December 31, 2002 and December 31, 2001.

4.

Consolidated Statements of Operations and Deficit for the years ended December 31, 2002, 2001 and 2000.

5.

Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000.

6.

Notes to the Consolidated Financial Statements

The financial statements have been prepared in accordance with Canadian GAAP and are presented in Canadian dollars. The significant measurement differences between United States and Canadian GAAP are set forth in Note 10 of the annual financial statements.

ITEM 18.

FINANCIAL STATEMENTS

Quest has elected to provide financial statements pursuant to Item 17.

ITEM 19.

EXHIBITS

The following financial statements, related schedules and exhibits are included in this Form 20-F:

Exhibit Number	Description of Exhibit
1.1	Certificate of Amalgamation dated July 4, 2002(1)
1.2	Memorandum of Quest Investment Corporation(1)
1.3	Articles of Quest Investment Corporation(1)
4.1	Arrangement Agreement dated April 5, 2002 between Bradstone Equity Partners, Inc., Peruvian Gold Limited, Stockscape.com Technologies Inc. and Glenex Industries Inc. (1)
4.2	Loan Agreement dated July 1, 2002 between Quest Investment Corporation, A & E Capital Funding, Inc. and Newborn Realty Corp. (1)
4.3

Arrangement Agreement dated May 15, 2003 between Quest Investment Corporation, Viceroy Resource Corporation, Avatar Petroleum Inc., Arapaho Capital Corp., Viceroy Exploration Ltd., SpectrumGold Inc., Oro Belle Resources Corporation and 650399 B.C. Ltd. (1)

4.4

Amendment No. 1 to Arrangement Agreement dated as of June 3, 2003 among Quest Investment Corporation, Viceroy Resource Corporation, Avatar Petroleum Inc., Arapaho Capital Corp., Viceroy Exploration Ltd., SpectrumGold Inc., Oro Belle Resources Corporation and 650399 B.C. Ltd. (1)

99.1	Certification of Chief Executive Officer pursuant to pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(1)
99.2	Certification of Chief Financial Officer pursuant to pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(1)

(1)

Filed as an exhibit to this Annual Report on Form 20-F for the fiscal year ended December 31, 2002.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

QUEST INVESTMENT CORPORATION

Date:	June 26, 2003	By:	"Brian E. Bayley" BRIAN E. BAYLEY Chief Executive Officer

CERTIFICATION

I, Brian E. Bayley, Chief Executive Officer of Quest Investment Corporation, certify that;

1.

I have reviewed this annual report on Form 20-F of Quest Investment Corporation;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)

evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)

presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.

The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other facts that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

                                                                                                                "Brian E. Bayley"

Date:   June 26, 2003

___________________________________

(Signature)

Chief Executive Officer

___________________________________

(Title)

CERTIFICATION

I, K. Peter Miller, Chief Financial Officer of Quest Investment Corporation, certify that;

1.

I have reviewed this annual report on Form 20-F of Quest Investment Corporation;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)

evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)

presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.

The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other facts that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

                                                                                                                   "K. Peter Miller"

Date:   June 26, 2003

___________________________________

(Signature)

Chief Financial Officer

___________________________________

(Title)

Quest Investment Corporation

(formerly Bradstone Equity Partners, Inc.)

Consolidated Financial Statements

December 31, 2002

(expressed in thousands of Canadian dollars)

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of the company have been prepared by management in accordance with Canadian generally accepted accounting principles and include a summary prepared by management reconciling significant differences between Canadian and United States generally accepted accounting principles as they affect these financial statements. The financial statements contain estimates based on management's judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the company's independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

The company's independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the United States, and their report follows.

"Brian Bayley"

                        "Murray Sinclair"

Director

Director

March 14, 2003

Auditors' Report

To the Shareholders of

Quest Investment Corporation

We have audited the consolidated balance sheet of Quest Investment Corporation (formerly Bradstone Equity Partners Inc.) as at December 31, 2002 and the statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

The financial statements as at December 31, 2001 and for the two years then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated March 12, 2002.

"PricewaterhouseCoopers LLP"

Chartered Accountants

Vancouver, Canada

March 14, 2003

BDO Dunwoody LLP

600 Park Place

Chartered Accountants

666 Burrard Street

Vancouver, BC, Canada V6C 2X8

Telephone:  (604) 688-5421

Telefax:  (604) 688-5132

E-mail:  vancouver@bdo.ca

www.bdo.ca

Auditors' Report
To the Directors of
Quest Investment Corporation
(formerly Bradstone Equity Partners, Inc.)

We have audited the Balance Sheet of Quest Investment Corporation (formerly Bradstone Equity Partners, Inc.) as at December 31, 2001 and the Statements of Operations and Deficit and Cash Flows for the years ended December 31, 2001 and 2000.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and the results of its operations and its cash flows for the years ended December 31, 2001 and 2000 in accordance with Canadian generally accepted accounting principles.  As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

/s/ BDO Dunwoody LLP
Chartered Accountants
Oakville, Canada
March 12, 2002
(Except as to Note 8(a), which is as of
May 14, 2002)

	Quest Investment Corporation (formerly Bradstone Equity Partners, Inc.) Consolidated Balance Sheet As at December 31, 2002 (expressed in thousands of Canadian dollars)	2002 $		2001 $

Assets

Current assets
Cash and cash equivalents	1,792		77
Accounts receivable and other	283		-
Marketable securities (note 5)	3,781		-
Current portion of bridge loans receivable (note 4)	12,243		1,248

	18,099		1,325

Investments (note 5)	3,283		6,823

Bridge loans receivable (note 4)	4,808		-

	26,190		8,148

Liabilities

Current liabilities
Accounts payable and accrued liabilities	294		218
Deferred revenue	484		-

	778		218

Shareholders' Equity

Capital stock (note 6)	27,373		18,544

Contributed surplus (note 6)	84		617

Deficit	(2,045)		(11,231)

	25,412		7,930

	26,190		8,148

Commitments and contingencies (note 8)

Subsequent events (note 11)

Approved on behalf of the Board

                          "Brian Bayley"                           Director

                            "Murray Sinclair"                     Director

The accompanying notes are an integral part of these consolidated financial statements.

Quest Investment Corporation

(formerly Bradstone Equity Partners, Inc.)

Consolidated Statement of Operations and Deficit

For the year ended December 31, 2002

(expressed in thousands of Canadian dollars, except per share amounts and number of shares)

		2002 $		2001 $		2000 $

Revenues
Interest and related fees (note 7)	1,657		141		442
Other	20		-		-

	1,677		141		442

Expenses
Accounting and legal	543		125		35
General and administrative	385		125		120
Consulting fees (note 7)	257		247		258
Officer, director and employee compensation (note 7)	400		228		137
Writedown of investments (note 7)	3,160		6,508		-

	4,745		7,233		550

Loss before other items	(3,068)		(7,092)		(108)

Other
Equity loss in significantly influenced company	-		(55)		(610)
Gain (loss) on disposal of securities (note 7)	371		(94)		(228)
Foreign exchange gain	188		63		56

	559		(86)		(782)

Loss for the year	(2,509)		(7,178)		(890)

Deficit - Beginning of year	(11,231)		(4,053)		(3,163)

Reduction of stated capital (note 6)	11,695		-		-

Deficit - End of year	(2,045)		(11,231)		(4,053)

Loss per share - basic and diluted	(0.14)		(0.88)		(0.11)

Weighted average shares outstanding	18,355,463		8,186,182		8,302,253

The accompanying notes are an integral part of these consolidated financial statements.

	Quest Investment Corporation (formerly Bradstone Equity Partners, Inc.) Consolidated Statement of Cash Flows For the year ended December 31, 2002 (expressed in thousands of Canadian dollars)	2002 $		2001 $		2000 $

Cash flows provided by (used in) from operating activities
Loss for the year	(2,509)		(7,178)		(890)
Items not affecting cash
Writedown of investments	3,160		6,508		-
(Gain) loss on sale of investments	(371)		94		228
Foreign exchange and other	(173)		(66)		(56)
Accrued interest on loans	(30)		(129)		(377)
Equity loss in significantly influenced company	-		55		610

	77		(716)		(485)
Changes in non-cash balances relating to operations
Accounts receivable and other	(129)		2		27
Accounts payable and accrued liabilities	(25)		192		10
Deferred revenue	484		-		-

	330		194		37

	407		(522)		(448)

Cash flows from investing activities
Purchase of securities and investments	(2,623)		(74)		(1,127)
Proceeds on sale of securities and investments	9,133		1,318		771
Advances on bridge loans	(18,122)		(867)		(144)
Proceeds from repayment of bridge loans	2,173		240		118
Additions to investments - other	(7)		-		-
Proceeds on sale of investments - other	176		-		-
Restricted cash	3,661		-		-
Cash acquired from arrangement (note 3)	5,835		-		-

	226		617		(382)

Cash flows from financing activities
Issuance of common shares	165		-		-
Repurchase of common shares	-		-		(38)
Share issuance costs	(428)		-		-
Notes payable	1,345		-		820

	1,082		-		782

Increase (decrease) in cash and cash equivalents	1,715		95		(48)

Cash and cash equivalents - Beginning of year	77		(18)		30

Cash and cash equivalents - End of year	1,792		77		(18)

Supplementary cash flow information
Cash paid for interest and income taxes	-		-		-
Cash received for interest	1,538		-		-

Non-cash financing and investing activities
Issue of shares pursuant to arrangement	20,255		-		-
Reduction of stated capital against deficit	11,695		-		-
Shares received as bridge loan bonuses	360		-		-
Equity investments received as extinguishment of loans receivable and accrued interest	-		882		4,367
Equity investments transferred as extinguishment of notes payable and accrued interest	-		840		-

The accompanying notes are an integral part of these consolidated financial statements.

Quest Investment Corporation

(formerly Bradstone Equity Partners, Inc.)

Notes to Consolidated Financial Statements

December 31, 2002

(figures in tables are expressed in thousands of Canadian dollars)

Nature of operations

The Company is a merchant banking organization that focuses on providing financial services, specifically bridge loans, to small and mid-cap companies in North America. The Company supplements the bridge loan business by making income generating investments and equity investments in emerging companies.

On July 4, 2002, Bradstone Equity Partners, Inc. (Bradstone), Peruvian Gold Limited (Peruvian), Glenex Industries Inc. (Glenex) and Stockscape.com Technologies Inc. (Stockscape), amalgamated pursuant to a plan of arrangement, and the resulting corporation is called Quest Investment Corporation (the Company). Details of the plan of arrangement are fully described in note 3.

Significant accounting policies

a)

Basis of presentation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its wholly owned subsidiaries. The accounts of the Company's subsidiaries are included from the date of acquisition. All intercompany balances and transactions have been eliminated. Significant differences between Canadian and US generally accepted accounting principles, as they relate to these financial statements, are described in note 10.

b)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of these and other assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from the estimates.

c)

Cash equivalents

Cash equivalents include short-term deposits, which are all highly marketable securities with a maturity of three months or less when acquired. Short-term deposits are valued at cost.

d)

Investments and marketable securities

Marketable securities are recorded at the lower of cost and net realizable value. Investments are recorded at cost and are written down to estimated net realizable value if there is an other than temporary decline in value. The net realizable value of equity investments which are publicly traded is based on the quoted market price at the balance sheet date. The determination of net realizable value of equity investments that are not publicly traded is dependent upon management's assessment of whether a provision for impairment in value is required.

(1)

Quest Investment Corporation

(formerly Bradstone Equity Partners, Inc.)

Notes to Consolidated Financial Statements

December 31, 2002

(figures in tables are expressed in thousands of Canadian dollars)

e)

Bridge loans receivable

Bridge loans are recorded on an aggregated basis at the lower of cost and estimated net realizable value. The determination of net realizable value of loans receivable that are not publicly traded is dependent upon management's assessment of whether a provision for impairment in value is required. Cost includes current and capitalized interest outstanding.

Interest income is recorded on the accrual basis. Accrued but uncollected interest is reversed whenever loans are placed on a non-accrual basis. The Company classifies a loan as non-accrual when, in the opinion of management, there is significant doubt as to collectibility, either in whole or in part, of principal or interest. Loans where interest is contractually past due 180 days are automatically placed on a non-accrual basis unless management determines that they are both well secured and in the process of collection. Thereafter, interest income is recognized on a cash basis only after specific provisions or partial write-offs have been recovered and provided there is no further doubt to the collectibility of principal.

Loan administration fees are deferred when received and taken into income over the term of the loan.

f)

Share issue costs

The costs of issuing common shares are applied to reduce the stated value of such shares.

g)

Stock based compensation

The Company has adopted the new Canadian standard for accounting for stock-based compensation. As permitted by the standard, the Company has elected not to follow the fair value method of accounting for stock options granted. Under this method, no compensation expense is recognized when the options are granted pursuant to the plan.

h)

Foreign currency

Monetary assets and liabilities denominated in United States dollars are translated at year-end exchange rates. Revenues and expenses are translated at the transaction date exchange rate. Foreign currency gains and losses are included in income.

i)

Income taxes

The Company follows the asset and liability method for accounting for income taxes. Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax base (temporary differences). The resulting changes in the net future tax asset or liability are included in income. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the substantive enactment date. Future income tax assets are evaluated and if realization is not considered "more likely than not", a valuation allowance is provided.

(2)

Quest Investment Corporation

(formerly Bradstone Equity Partners, Inc.)

Notes to Consolidated Financial Statements

December 31, 2002

(figures in tables are expressed in thousands of Canadian dollars)

j)

Fair value of financial instruments

The fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. The Company's financial instruments consist of cash and short-term deposits, funds held in trust, accounts receivable, loans receivable, accounts payable and accruals. The fair value of financial instruments is estimated to be not materially different from the carrying value.

k)

Loss per share

Loss per common share has been calculated using the weighted average number of common shares outstanding during the year. Effective January 1, 2001, the Company adopted the treasury method of calculating diluted earnings (loss) per share as recommended by the Canadian Institute of Chartered Accountants. No adjustments were required to diluted per share amounts during prior periods as a result of the adoption of this standard.

Business combination and acquisitions

Business combination

On July 4, 2002, Bradstone Equity Partners, Inc. (Bradstone), Peruvian Gold Limited (Peruvian), Glenex Industries Inc. (Glenex) and Stockscape.com Technologies Inc. (Stockscape), pursuant to a plan of arrangement (the Arrangement), amalgamated and the resulting corporation is called Quest Investment Corporation (Quest). Under the terms of the Arrangement, shareholders received Quest Class A subordinate voting (one vote per share) common shares (Quest Class A shares) on the basis of: (1) Quest Class A share for every 1.7156 common share of Peruvian, 2.2680 common shares of Glenex or 4.1387 common shares of Stockscape. In addition, outstanding options and warrants in Peruvian, Glenex and Stockscape were converted at the same ratio, resulting in 595,872 options and 96,649 warrants being issued by the Company.

These acquisitions have been accounted for using the purchase method of accounting (with Bradstone identified as the acquirer) and results of operations have been consolidated since the date of acquisition. The following is a breakdown of the net assets acquired:

	Peruvian $	Glenex $	Stockscape $	Total $

Net assets acquired
Cash	1,626	3,062	1,147	5,835
Restricted cash	3,661	-	-	3,661
Accounts receivable	14	129	11	154
Investments	2,137	300	6,144	8,581
Other assets	1,945	179	-	2,124
Accounts payable	-	(68)	(32)	(100)

Acquisition cost	9,383	3,602	7,270	20,255

(3)

Quest Investment Corporation

(formerly Bradstone Equity Partners, Inc.)

Notes to Consolidated Financial Statements

December 31, 2002

(figures in tables are expressed in thousands of Canadian dollars)

$

Consideration
Issuance of 20,254,613 Class A subordinate voting shares	20,095
Issuance of options exercisable into 595,872 Class A subordinate voting shares	155
Issuance of warrants exercisable into 96,649 Class A subordinate voting shares	5

20,255

Acquisitions

i)

Peruvian Gold Limited

On September 20, 2000, the Company exercised 1,000,000 warrants purchased under a private placement at $0.75 per share.

On February 1, 2001, the Company transacted a private sale of 1,000,000 shares in exchange for the extinguishment of a loan payable. A gain of $255,164 was recognized on this transaction, which was netted with loss on sale of investments in 2001.

At December 31, 2002, the Company owned 0% (2001 - 27.18%, 2000 - 33.15%) of Peruvian's voting shares. The investment was written down in 2001 based on the sale of the shares subsequent to year-end.

ii)

One Financial Network, Inc./Brokerage America, Inc.

On December 27, 2000, the Company entered into an agreement to accept 6,000,000 common shares of One Financial Network, Inc. (OFN) as full payment for certain loans, plus accrued interest receivable totalling $4,367,040. These shares represented approximately 20% of the outstanding common shares of OFN. OFN was a private corporation based in San Francisco, California. One of its wholly owned subsidiaries, The Financial Cafe.com LLC (Financial Cafe), operated an online securities brokerage.

Subject to a letter agreement dated February 1, 2001, the Company advanced $424,472 U.S. to Financial Cafe bearing interest at U.S. prime plus 4% in March and April 2001. On November 13, 2001, the Company accepted 88,877,884 common shares of OFN as full payment for the above loans plus accrued interest totalling US$433,742. After this transaction, the Company owned 36.10% of the outstanding common shares of OFN.

On September 29, 2001, OFN entered into an agreement to merge with BrokerageAmerica, Inc. (BA). BA is a private corporation based in Delaware, and also operates an online securities brokerage. The merger was structured as a reverse takeover by OFN by BA.

(4)

Quest Investment Corporation

(formerly Bradstone Equity Partners, Inc.)

Notes to Consolidated Financial Statements

December 31, 2002

(figures in tables are expressed in thousands of Canadian dollars)

On November 27, 2001, the merger transaction was executed, and all of the common shares of BA were converted into shares of OFN. The two companies were merged and continued as BA. In connection therewith, the common shares of OFN were consolidated on a 1 for 100,000 basis, resulting in the Company owning 948.78 common shares of BA after the merger. An additional loan of CA$210,000 was exchanged for another 81.00 common shares of BA.

During the year ended December 31, 2002, the Company's investment in BA was written down by $1,991,000 (2001 - 3,257,648).

Bridge loans receivable

Bridge loans and promissory notes bear interest at various rates and are collateralized and\or supported by guarantees. All amounts are payable on terms of up to 18 months. As at December 31, 2002, bridge loans receivable are denominated in the currencies of both Canada and the United States. Of the total, $12,166,701 (US$7,712,158) is denominated in United States dollars and the remaining $4,884,669 is denominated in Canadian dollars. There were no loan write-offs or impairments in 2002 (2001 - $nil).

Loans receivable are comprised of:

	2002 $	2001 $

Bridge loans and promissory notes (note 7)	17,051	1,248
Less: Current portion	12,243	1,248

	4,808	-

Investments and marketable securities

Investments comprise:

	2002 $	2001 $

Publicly traded companies - quoted market value $10,034 (2001 - $3,251)	3,283	4,529
Private companies	-	2,294

	3,283	6,823

(5)

Quest Investment Corporation

(formerly Bradstone Equity Partners, Inc.)

Notes to Consolidated Financial Statements

December 31, 2002

(figures in tables are expressed in thousands of Canadian dollars)

Marketable securities comprise:

	2002 $	2001 $

Publicly traded companies - quoted market value $3,432,000 (note 7)	3,171	-
Other	610	-

	3,781	-

Capital stock

a)

Authorized

100,000,000 (2001 - unlimited) Class A Subordinate voting shares

100,000,000 (2001 - unlimited) Class B Multiple voting shares (5 votes per share)

100,000,000 (2001 - unlimited) First preferred shares

100,000,000 (2001 - unlimited) Second preferred shares

b)

Issued and outstanding

		2002		2001		2000

	Number of shares	Amount $	Number of shares	Amount $	Number of shares	Amount $

Class A subordinate voting shares

Opening balance	4,109,690	9,319	4,091,990	9,280	4,171,790	9,460

Issued for cash on exercise of stock options	227,649	240	-	-	-	-
Issued pursuant to arrangement (note 3)	20,254,613	20,095	-	-	-	-
Less: Share issuance costs	-	(428)	-	-	-	-
Reduction of stated capital against deficit	-	(5,566)	-	-	-	-
Cancelled shares	-	-	(7,000)	(16)	(79,800)	(180)
Shares exchanged	-	-	24,700	55	-	-

Closing balance	24,591,952	23,660	4,109,690	9,319	4,091,990	9,280

Class B multiple voting shares

Opening balance	4,067,766	9,225	4,099,466	9,296	4,161,466	9,437

Reduction of stated capital against deficit	-	(5,512)	-	-	-	-
Cancelled shares	-	-	(7,000)	(16)	(62,000)	(141)
Shares exchanged	-	-	(24,700)	(55)	-	-

Closing balance	4,067,766	3,713	4,067,766	9,225	4,099,466	9,296

Treasury stock	-	-	-	-	-	(15)

	28,659,718	27,373	8,177,456	18,544	8,191,456	18,561

(6)

Quest Investment Corporation

(formerly Bradstone Equity Partners, Inc.)

Notes to Consolidated Financial Statements

December 31, 2002

(figures in tables are expressed in thousands of Canadian dollars)

As a result of the Arrangement described in note 3, the Company has recorded a reduction in its stated capital of $11,695,000 which was an amount equal to it's deficit as of June 30, 2002. Accordingly, the stated value of the Class A subordinate voting shares, the Class B multiple voting shares and contributed surplus has been reduced by $5,566,000, $5,512,000 and $617,000, respectively.

c)

Contributed surplus

Stated value $

Balance December 31, 2001 and 2000	617

Add: Fair value of stock options and warrants issued pursuant to arrangement (note 3)	160
Deduct:
Fair value of stock options exercised	(76)
Reduction of stated capital	(617)

Balance - December 31, 2002	84

d)

Stock options

	Number of stock options	Weighted average exercise price per share $

Class A subordinate voting shares

Outstanding - December 31, 2001 and 2000	250,000	1.41
Issued pursuant to arrangement (note 3)	595,872	1.00
Exercised	(227,649)	0.72
Granted	-	-
Cancelled	(385,069)	1.58

Outstanding - December 31, 2002	233,154	0.77

Stock options outstanding are all exercisable, expire on April 12, 2004 and have a weighted average life remaining of 1.28 years.

(7)

Quest Investment Corporation

(formerly Bradstone Equity Partners, Inc.)

Notes to Consolidated Financial Statements

December 31, 2002

(figures in tables are expressed in thousands of Canadian dollars)

e)

Warrants

	Number of warrants	Weighted average exercise price per share $

Class A subordinate voting shares

Outstanding - December 31, 2001 and 2000	-	-
Issued pursuant to arrangement (note 3)	96,649	2.07

Outstanding - December 31, 2002	96,649	2.07

Warrants outstanding expire on June 30, 2003 and have a weighted average life remaining of 0.5 years.

Related party transactions

a)  Prior to the Arrangement, Stockscape and Glenex had entered into Services Agreement with Quest Management Corp. (QMC), a company related by virtue of certain officers and directors in common. Under these agreements, Stockscape and Glenex agreed to pay QMC a fee aggregating $8,500 per month plus expenses for office space, supplies, and accounting services. During the year ended December 31, 2002, $51,000 (2001 - $nil; 2000 - $nil) was charged by QMC.

b)  Prior to the Arrangement, Peruvian had provided a US$2.4 million guarantee to a financial institution for an outstanding loan of A&E Capital Funding Inc. (A&E), a company related by virtue of certain officers and directors in common. During the current year, the Company completed a loan to A&E, thus eliminating the guarantee provided by Peruvian.

c)  Prior to the Arrangement, the Company was paying A&E a management fee equal to 1.5% of assets under administration less certain amounts paid to consultants who performed administrative work for the Company on behalf of A&E. For the year ended December 31, 2002, the Company paid A&E fees of $203,000 (2001 - $170,000; 2000 - $176,000). The Company terminated this agreement effective June 30, 2002 and paid A&E a termination fee of $179,000.

d)  Bridge loans and promissory notes includes $4,808,000 (2001 - $1,248,000; 2000 - $1,460,000) in amounts due from related parties by virtue of certain officers and directors in common. During the year ended December 31, 2002, the Company received $231,000 (2001 - $124,000; 2000 - $121,000) in interest and fees from related parties by virtue of certain officers and directors in common.

(8)

Quest Investment Corporation

(formerly Bradstone Equity Partners, Inc.)

Notes to Consolidated Financial Statements

December 31, 2002

(figures in tables are expressed in thousands of Canadian dollars)

e)  Shares in publicly traded companies includes $2,466,000 (2001 - $4,318,000; 2000 - $8,640,419) of shares held in companies related by virtue of certain officers and directors in common. During the year ended December 31, 2002, the Company recorded a gain on disposal of securities of $644,000 (2001 - $nil; 2000 - $nil) from related parties by virtue of certain officers and directors in common. Included in writedown of investments during the current year of $870,000 (2001 - $2,357,000; 2000 - $nil) in a Company related by virtue of certain officers and directors in common.

f)  Officer, director and employee compensation expense includes $136,000 (2001 - $103,000; 2000 - $103,000) in consulting fees paid to three (2001 - two; 2000 - two) directors of the Company for the year ended December 31, 2002, and payments of $nil (2001 - $51,716; 2000 - $51,360) to an executive officer of the Company.

g)  During 2001, $138,914 (2000 - $nil) in financing fees were charged to a company with a common director. These fees were paid to the Company through the issuance of shares from treasury by the debtor on January 14, 2002. These shares became free trading on January 15, 2003.

     These fees were recorded as a reduction of the related interest receivable rather than recognized in income immediately. The income will be recognized when the interest is ultimately received.

Commitments and contingencies

a)  On March 22, 2002, the Company and other parties were named as defendants in a lawsuit filed in the Supreme Court of British Columbia. The plaintiff has claimed approximately $410,000 plus interest due for consulting services. Management intends to fully defend this claim. Accordingly, no provision has been made for this claim in the consolidated financial statements. The ultimate outcome of this claim is not determinable at the time of issue of these consolidated financial statements and the costs, if any, will be charged to income in the period(s) in which they are finally determined.

b)  Prior to the Arrangement, Glenex had entered into an office rental lease. During 2003 and 2004, the Company has future minimum lease payments of $270,623 and $67,656, respectively. These office facilities have been sub-leased for an amount equal to the above payments.

c)  Prior to the Arrangement, Glenex's former President and Chief Executive Officer was involved in a motor vehicle incident while operating a vehicle owned by Glenex. A personal injury claim has been made seeking $1.5 million in damages, against Glenex and its former President and Chief Executive Officer, jointly and severally. At the time of the accident, Glenex had a $1 million third party liability insurance policy in effect. Both liability and quantum of damages are disputed by Glenex.

(9)

Quest Investment Corporation

(formerly Bradstone Equity Partners, Inc.)

Notes to Consolidated Financial Statements

December 31, 2002

(figures in tables are expressed in thousands of Canadian dollars)

Income taxes

a)

Future income taxes

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's future tax assets and liabilities are as follows:

	2002 $	2001 $

Future income tax assets
Non-capital loss carry-forwards	976	4,727
Capital loss carry-forwards	3,053	3,376
Unrealized losses on investments	3,170	1,654
Intangible and sundry assets	215	45

	7,414	9,802

Management believes that the realization of future income tax assets is uncertain at this time and cannot be viewed as being more likely than not. Accordingly, no future income tax assets have been recognized for accounting purposes.

b)

Tax rate reconciliation

A reconciliation between the Company's statutory and effective tax rates us as follows:

	2002 $	2001 $	2000 $

Tax rate	39.62%	44.62%	45.62%
Loss for the year	(2,509)	(7,178)	(890)
Provision for income taxes based on statutory Canadian Combined federal and provincial income tax rates	(994)	(3,203)	(406)
Accounting charges having no tax basis	(79)	9	70
Losses for which an income tax benefit has not been recognized	1,073	3,194	336

	(2,509)	(7,178)	(890)

(10)

Quest Investment Corporation

(formerly Bradstone Equity Partners, Inc.)

Notes to Consolidated Financial Statements

December 31, 2002

(figures in tables are expressed in thousands of Canadian dollars)

c)

Tax carry-forwards

The Company has non-capital losses of approximately $2,595,000 for income tax purposes which may be carried forward and used to reduce taxable income in future years. The right to claim the non-capital losses expires as follows:

$

2003	37,000
2004	1,083,000
2005	378,000
2006	117,000
2007	523,000
2008	457,000

2,595,000

United States accounting principles

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada which differ, in certain respects, from accounting practices generally accepted in the United States of America. Material measurement differences to these consolidated financial statements are as follows:

a)

Reduction of stated capital

At the Company's Extraordinary General Meeting, shareholders approved a reduction of stated capital. This practice is allowed under Canadian GAAP. Under United States GAAP, companies are not allowed to record a reduction of stated capital in these circumstances. This GAAP difference has no net impact on total shareholders' equity reported.

b)

Unrealized holding gains (losses)

Under U.S. GAAP, securities are classified as trading securities or available-for-sale securities depending upon the Company's intentions. Unrealized holding gains and losses for trading securities are included in earnings (the adjustment to income in 2002 would be an increase of $261,000 (2001 - $nil, 2000 - $nil). Unrealized holding gains and losses for available-for-sale securities are excluded from earnings and reported as a net amount in a separate component of shareholders' equity until realized. The adjustment in 2002 is an addition of $8,029,000 (2001 - $2,449,000, 2000 - $1,112,000 decrease).

(11)

Quest Investment Corporation

(formerly Bradstone Equity Partners, Inc.)

Notes to Consolidated Financial Statements

December 31, 2002

(figures in tables are expressed in thousands of Canadian dollars)

c)

Stock-based compensation

For U.S. GAAP purposes, the Company accounts for stock-based compensation arrangements using the intrinsic value method prescribed in Accounting Principles (APB) Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, since options are granted at exercise prices that are at or above the quoted market value of the Company's common shares at the date of grant, there is no compensation cost to be recognized by the Company. As such, for each of the years in the three-year period ended December 31, 2002, there are no differences in accounting for stock options.

d)

Reconciliation to U.S. GAAP

The application of the above described U.S. GAAP would have the following effect on loss, loss per share, marketable securities and total shareholders' equity for U.S. GAAP:

	2002 $	2001 $	2000 $

i) Loss
As reported in accordance with Canadian GAAP	(2,509)	(7,178)	(890)
Adjustment for unrealized gain (loss) on trading securities	261	-	-

Net loss under U.S. GAAP	(2,248)	(7,178)	(890)

Other comprehensive income
Adjustment for unrealized holding gains	8,029	2,444	(1,112)

Comprehensive loss	5,781	(4,734)	(2,002)

ii) Profit (loss) per share under U.S. GAAP	(0.12)	(0.88)	(0.11)

iii) Investments and Marketable securities
Under Canadian GAAP	7,064	6,823	11,211
Adjusted for fair market value (note 10(b))	7,012	(1,278)	(3,722)

Under U.S. GAAP	14,076	5,545	7,489

(12)

Quest Investment Corporation

(formerly Bradstone Equity Partners, Inc.)

Notes to Consolidated Financial Statements

December 31, 2002

(figures in tables are expressed in thousands of Canadian dollars)

2002 $	2001 $	2000 $

iv) Total shareholders' equity
Capital stock
Under Canadian GAAP	27,373	18,544	18,561
Adjusted for reduction in stated capital (note 10(a))	11,078	-	-

Under U.S. GAAP	38,451	18,544	18,561

Contributed surplus
Under Canadian GAAP	84	617	600
Adjusted for reduction in stated capital (note 10(a))	617	-	-

Under U.S. GAAP	701	617	600

Deficit
Under Canadian GAAP	(2,045)	(11,231)	(4,053)
Adjusted for fair market value and reduction in stated capital (notes 10(a) and 10(b))	(11,434)	-	-

Under US GAAP	(13,479)	(11,231)	(4,053)

Valuation account	6,751	(1,278)	(3,722)

Total shareholders equity under U.S. GAAP	32,424	6,652	11,386

e)

Impact of Recently Issued Accounting Standards

Impairment of Long-Lived Assets

The Accounting Standards Board of the Canadian Institute of Chartered Accountants (CICA) has issued CICA 3063, "Impairment of Long-Lived Assets." This statement establishes standards for the recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The Company does not expect that the implementation of this new standard will have a material impact on its consolidated financial position or results of operations.

(13)

Quest Investment Corporation

(formerly Bradstone Equity Partners, Inc.)

Notes to Consolidated Financial Statements

December 31, 2002

(figures in tables are expressed in thousands of Canadian dollars)

Accounting for Costs Associated with Exit or Disposal Activities

The FASB has issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." Under this standard, exit costs and restructuring liabilities generally will be recognized only when incurred. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. The Company does not expect that the implementation of this new standard will have a material impact on consolidated financial position or results of operations.

FIN 45 - Guarantor's Accounting and Disclosure Requirements for Guarantees

The FASB has issued Financial Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57 and 107," (FIN 45). FIN 45 requires that, effective for years beginning after September 15, 2002, a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligations it has undertaken in issuing the guarantee. The impact of adopting FIN 45, on January 1, 2003, is not anticipated to be material.

AcG 14 - Disclosure of Guarantees

The CICA has issued Accounting Guideline 14, "Disclosure of Guarantees", (AcG 14) which is effective for periods beginning on or after January 1, 2003. AcG 14 requires disclosure of key information about certain types of guarantee contracts that require payments contingent on specified types of future events. The Company expects to adopt this Guideline in the first quarter of 2003.

FAS 148 - Accounting for Stock Based Compensation

The FASB has issued Financial Accounting Series No. 148, "Accounting for stock based compensation - Transition and Disclosure - an amendment to FAS 123". FAS 148 provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company does not expect that the implementation of this new standard will have a material impact on its consolidated financial statements.

(14)

Quest Investment Corporation

(formerly Bradstone Equity Partners, Inc.)

Notes to Consolidated Financial Statements

December 31, 2002

(figures in tables are expressed in thousands of Canadian dollars)

Subsequent events

On March 4, 2003, Viceroy Resource Corporation (Viceroy), Arapaho Capital Corp. (Arapaho), Avatar Petroleum Inc. (Avatar) and the Company entered into a letter agreement (Letter Agreement) providing for a reorganization of Viceroy, Arapaho, Avatar and the Company by way of statutory plan of arrangement (the Viceroy Arrangement) under the Company Act (British Columbia).

Viceroy will acquire all of the shares of each of Avatar, Quest Management Corp. (Quest Management) (which is a wholly owned subsidiary of Arapaho), and the Company, in that order by way of three separate share exchanges, in exchange for shares (post-consolidation) of Viceroy. Avatar and the Company will be wound-up into Viceroy, and Viceroy will change its name to "Quest Capital Corp."

Viceroy will alter its share capital to provide for subordinate voting (one vote per share) common shares (Class A Shares) and variable multiple voting (between one and five votes per share) common shares (Class B Shares). The Class B Shares will initially carry one vote per share. Viceroy will also consolidate its shares on a one new for three old basis.

Closing of the Viceroy Arrangement is conditional upon, among other things, the Companies entering into a definitive form of arrangement agreement, receiving final valuations and fairness opinions, receipt of all regulatory and shareholder approvals.

(15)