Form 20-F
QUEST CAPITAL CORP
filed 2004-07-15
CIK 832342

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20-F

(Mark One)

  [  ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

COMMISSION FILE NUMBER:  01-31380

QUEST CAPITAL  CORP.

 (Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

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

Class A  Voting Shares

__________________________________________________

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

N/A

__________________________________________________

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares:  83,194,934 Class A shares and 4,276,851 Class B  shares as of December 31, 2003.

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

Defaults, Dividend Arrearages and Delinquencies

69

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds

69

Item 15.

Controls and Procedures

69

Item 16.

[Reserved]

69

PART III

70

Item 17.

Financial Statements

70

Item 18.

Financial Statements

70

Item 19.

Exhibits

71

i

GENERAL

In this Annual Report, all references to “we”, “Quest” or “the Company” refer to Quest Capital Corp. and its subsidiaries, unless otherwise indicated.

Quest uses the Canadian dollar as its reporting currency.  All references in this document to “dollars” or “$” are expressed in Canadian dollars, unless otherwise indicated.  See also Item 3 – “Key Information” for more detailed currency and conversion information.

Except as noted, the information set forth in this Annual Report is as of June 22, 2004 and all information included in this document should only be considered correct as of such date.

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

ii

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.

DIRECTORS AND SENIOR MANAGEMENT

Not Applicable.

B.

ADVISERS

Not applicable.

C.

AUDITOR

Not Applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.

KEY INFORMATION

A.

SELECTED FINANCIAL DATA

The following table presents selected consolidated financial data of Quest for the fiscal years ended December 31, 2003, 2002, and 2001. This information should be read in conjunction with the financial statements included elsewhere in this registration statement.

The following Summary of Financial Information is derived from the Quest’s audited consolidated financial statements.  Quest’s 2003, 2002, and 2001 annual financial statements have been audited by its current independent auditor, PriceWaterhouseCoopers LLP, Chartered Accountants.   The financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). Note 20 to the annual financial statements provides descriptions of the principal differences between Canadian GAAP and United States Generally Accepted Accounting Principles (“US GAAP”) as they relate to Quest and reconciliation to US GAAP of Quest’s financial statements.

All information provided in the Summary of Financial Information below and in this Annual Report is in Canadian dollars (“Cdn$”) and in Canadian GAAP (except as noted in the two tables below).

We have not provided financial data for fiscal years ended December 31, 2000 and 1999 as the information for those years cannot be provided on a restated basis without unreasonable effort and expense because of our adoption of the new Canadian accounting standard 3110, Asset Retirement Obligations effective January 1, 2003.  For Canadian GAAP purposes the new standard is applied on a retroactive basis with prior year financial statements restated.   For US GAAP purposes, we would have recognized the cumulative effect of adopting this new standard in the consolidated statement of earnings/(loss).

SUMMARY OF FINANCIAL INFORMATION IN QUEST’S FINANCIAL STATEMENTS

	Years ended December 31 (Cdn$) (expressed in thousands of Canadian dollars, except per share amounts)
	2003	2002	2001	2000	1999
OPERATING DATA
Revenues
Canadian GAAP	10,468	23,710	53,301	(*)	(*)
Expenses
Canadian GAAP	9,838	13,467	64,285	(*)	(*)
Earnings/(Loss) Before Other Items
Canadian GAAP	630	10,243	(10,984)	(*)	(*)
Earnings/(Loss) Before Income Taxes
Canadian GAAP	(998)	138	(33,966)	(*)	(*)
Earnings/(Loss) Before After Taxes
Canadian GAAP	(1,362)	(1,969)	(33,255)	(*)	(*)
US GAAP	1,235	16,895	(31,988)	(*)	(*)
Comprehensive Earnings/(Loss)
US GAAP	8,096	13,691	(27,010)	(*)	(*)
Earnings/ (Loss) per Share(1)
Canadian GAAP	(0.02)	(0.06)	(1.60)	(*)	(*)
US GAAP	0.02	0.55	(1.54)	(*)	(*)

	As at December 31 (Cdn$) (expressed in thousands of Canadian dollars, except per share amounts)
	2003	2002	2001	2000	1999
BALANCE SHEET DATA
Working Capital
Canadian GAAP	62,695	18,636	15,107	(*)	(*)
Total Assets
Canadian GAAP	96,110	50,344	55,804	(*)	(*)
US GAAP	104,606	44,759	34,111	(*)	(*)
Total Liabilities
Canadian and US GAAP	2,518	3,536	2,737	(*)	(*)
Long Term Obligations
Canadian GAAP	10,492	14,051	17,592	(*)	(*)
US GAAP	10,492	15,785	22,152
Share Capital
Canadian GAAP	80,708	209,959	207,433	(*)	(*)
US GAAP	266,292	209,959	207,433	(*)	(*)
Warrants and Options
Canadian and US GAAP	2,779	-	-	(*)	(*)
Deficit
Canadian GAAP	(2,041)	(180,963)	(178,994)	(*)	(*)
US GAAP	(188,106)	(188,290)	(205,185)	(*)	(*)
Cumulative Other Comprehensive Income
Canadian GAAP	-	-	-	(*)	(*)
US GAAP	10,631	3,770	6,974	(*)	(*)

Shareholders Equity
Canadian GAAP	83,100	32,757	35,475	(*)	(*)
US GAAP	91,596	25,439	9,222	(*)	(*)
Preferred Shares Common Shares(Post-consolidation) Class A Shares Class B Shares	- - 83,194,934 4,276,851	- 33,610,748 - -	6,100,000 26,888,248 - -	(*)	(*)
Dividends Declared(2)	NIL	NIL	263	(*)	(*)

(1)

The net loss per share amounts is the same on both a basic and a diluted basis.

(2)

Dividends declared on the preferred shares

(*)

Not included pursuant to Instructions to Item 3.A.

Currency and Exchange Rates

The following table sets out the exchange rates for one United States dollar (“US$”), expressed in terms of Canadian dollars (“Cdn$”), for each of the last five financial years calculated using the average of the exchange rates on the last day of each month in such periods.

US $1.00 Equals Year Ended December 31 (Cdn$)
2003	2002	2001	1999	1999
$1.3898	$1.5702	$1.5519	$1.4871	$1.4827

The following table sets out the high and low exchange rates for one United States dollar, expressed in terms of Canadian dollars, for each month during the previous six months.

US $1.00 Equals	High (Cdn$)	Low (Cdn$)
2004
May	$1.4003	$1.3555
April	$1.3795	$1.3037
March	$1.3570	$1.3056
February	$1.3512	$1.3069
January	$1.3360	$1.2683
2003
December	$1.3420	$1.2839

The close rate of exchange on June 22, 2004 for the conversion of Canadian dollars into United States dollars was US$ 1.00 = Cdn$1.3583.

The exchange rates disclosed above based on the noon rates as the nominal quotations by the Bank of Canada.

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

We are primarily engaged in the merchant banking business.  We typically enter into commercial bridge loans with publicly traded development stage companies.  In other cases, we may make loans to individuals or other entities which are not publicly traded or are at a development stage.  Most borrowers enter into loan agreements with us in order to enable them to bridge a gap of financing resulting from the development stage of their business.  These are not mature business entities with substantial assets that can obtain conventional debt financing or equity financing at attractive prices.  Due to the development stage nature of most of our borrowers and in some cases the limited collateral security available; there is a significant risk of default.  In the event of a default by a borrower, there can be no assurance that we will be able to secure repayment of the principal amount or interest accruing under the loan.  In the event that we cannot realize on outstanding loans due to default by our borrowers, then our financial condition and operating results will be adversely impacted.

If We Are Unable To Realize On Security Granted By Borrowers In The Event Of A Loan Default, Then Our Financial Condition And Operating Results Will Be Adversely Affected.

We obtain security for most of the loans we advance.  This security may be in a variety of forms including general security agreements, real estate mortgages, assignments of interests in property, pledges of shares and personal guarantees.  In some circumstances, and in particular where securities are pledged, the value of the security may be tied to the borrower’s financial position and ability to pay.  In addition, if we are required to enforce our security, we may incur significant expenses of sale, including legal and other expenses.  Accordingly, there is no assurance that the net proceeds obtained from the enforcement of any security held by us will be sufficient to recover the outstanding principal and accrued interest due under such loan. If we suffer a shortfall, then our financial condition and operating results will be adversely impacted.

In The Event That We Are Not Able To Sell Securities That We Have Acquired As Payment Of Bonus Or Commitment Fees, Then Our Operating Results Will Be Adversely Affected.

We typically are paid bonuses or commitment fees by borrowers in the form of cash, publicly traded stock or other convertible securities.  In the case of stock bonuses, the number of shares taken is typically based on the amount of the bonus or commitment fee divided by the market price (or permitted discounted market price) of such securities at the date of the loan.  Securities taken in payment of bonuses or commitment fees may be subject to resale restrictions under applicable securities legislation.  Accordingly, there may be a time period between the date of receipt of securities from the borrower and the date that we are able to sell these securities.  This hold period will typically range from four months to one year.  In this time, the market price of the borrower’s securities will vary.  Additionally, there may be very limited liquidity in the market for such securities.  As such, there is no assurance that the market price at which we are able to sell any securities taken as payment of a bonus or commitment fee will equal or exceed the price at which the securities were originally issued to us.  In addition, if any of our borrowers suffer a substantial impairment to their business for any reason, then the market price of the borrower’s securities may drop dramatically or there may be no public market for the borrower’s securities at the time that we are able to sell.  Due to these risks, there is no assurance that the proceeds of sale of the borrower’s securities will equal the bonus or commitment fee payable under the loan.  In this circumstance, our operating results will be adversely affected.

If Our Management’s Identification and Analysis of Candidates For Bridge Loans Are Not Successful, Then Our Financial Condition And Operating Results Will Be Adversely Affected.

We rely on our management to properly assess and identify qualified candidates for bridge loans.  Our management will undertake an analysis of the fundamental business characteristics of each borrower, together with an analysis of the market value and liquidity of any security to be granted by the borrower as security for the loan.  Our management will research factors that affect the credit risk of the borrower, the ability of the borrower to repay the loan and our ability to resell any securities received from the borrower.  If our management’s assessment of the ability of a borrower to repay a bridge loan or the value of a borrower’s securities is not correct, then our bridge loans and revenues may be at greater risk than estimated by management with the result that our financial condition and operating results may be adversely affected.

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

As We Have Limited Operating History In The Merchant Banking Business, There Is No Way To Ensure That Our Business Will Be Profitable In The Long Term.

We completed and finalized the reorganization of the Company during the third quarter of 2003 and our principal focus has been to expand our merchant banking operations and develop our business model.  The ability for us to sustain revenue and income in this business is unproven and our limited operating history makes an evaluation of us and our prospects difficult.  As at December 31, 2003, we have over $32 million in bridge loans and convertible debentures outstanding.  Although our bridge loans and convertible debentures are typically of a short term nature ranging from three months to eighteen months, our operating results may not be indicative of the long term operating results that we will achieve.

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

We currently hold securities in a number of publicly traded companies.  These securities are generally from three distinct sources.  First, we hold a number of securities that were acquired when we acquired Quest Investment Corporation by way of a statutory plan of arrangement in June 2003.  Second, we hold a number of securities that have been issued as payment of bonuses or commitment fees under commercial bridge loans that have been advanced.  Third, we participate in private placement purchases of securities on occasion.  Our business plan contemplates the sale of our existing portfolio of securities and the application of the proceeds of sale to our merchant banking business.  The amount of funds that we will realize from the sale of these securities will depend on the selling price that we are able to obtain for these securities and will impact on our ability to expand our merchant banking business.  The selling price will depend on market conditions at the time of sale and may be less than anticipated.  Due to these factors, we may not be able to expand our merchant banking business as fast as we have planned.  In addition, we may be forced to write-down investments in securities that we hold in the event that no market is available to sell the securities.  Write-downs of investments will adversely affect our operating results.

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

If We Are Unable To Maintain The Nature And Quality Of Our Loan Portfolio, Then Our Business Will Suffer.

The nature and credit quality of our loan portfolio, including the quality of the collateral security that we obtain, will impact upon our asset base and the return we are able to generate on our loan portfolio.  In our selection process, we target certain industry sectors and certain types of collateral security.  There can be no assurance that the industry sectors and the nature of the collateral security taken will not be adversely impacted by general economic or industry specific conditions, which in turn may adversely impact on the value of our bridge loan portfolio and the market value of our shares.

If Environmental Laws and Regulations Change in The Regions In Which The Company Previously Operated, Then Our Business Will Suffer.

Environmental laws and regulations are continually evolving in the regions in which we operated.  Our policy is to manage operations using best available practices and to continually monitor compliance with local laws and permits.  There is risk that environmental laws and regulations may change and increase reclamation costs.

If Costs to Complete Remaining Reclamation Obligations Exceed Our Current Cost Estimates, Then Our Business Will Suffer.

We continue to manage and reclaim mining properties located in California and the Yukon.   We update our closure plans and cost estimates for the remaining reclamation obligations as reclamation is completed and for changes to environmental protection laws and administrative policies.  There is a risk that actual costs may exceed our current cost estimate and appropriated and restricted cash may be insufficient to complete the required remaining reclamation obligations.

ITEM 4.

INFORMATION ON THE COMPANY

A.

HISTORY AND DEVELOPMENT OF THE COMPANY

NAME, INCORPORATION AND OFFICES

We were incorporated on October 27, 1980 under the name “Viceroy Petroleums Ltd.” pursuant to the laws of the Province of British Columbia.  On April 6, 1984, we amalgamated with B&B Resource Inc. which was incorporated pursuant to the laws of the Province of British Columbia.  The amalgamated company continued its operations as “Viceroy Resource Corporation”.  On June 30, 2003 we completed a reorganization by way of a statutory plan of arrangement (the “Arrangement”), as described below under the heading “Arrangement”.

Our principal office is located at 300 – 570 Granville Street, Vancouver, B.C. V6C 3P1.  Our telephone number is 604-689-1428.  Our Class A voting shares (the “Class A shares”) and our Class B voting shares (the “Class B shares”) are traded on the Toronto Stock Exchange (the “TSX”) under the symbols “QC.A” and “QC.B”, respectively.

THE ARRANGEMENT

The Arrangement Agreement:

We entered into an arrangement agreement dated May 15, 2003 with Quest Investment Corporation (“Quest Investment”), Avatar Petroleum Inc. (“Avatar”), Arapaho Capital Corp. (“Arapaho”), Viceroy Exploration Ltd. (“Viceroy Exploration”), SpectrumGold Inc (“SpectrumGold”), Oro Belle Resources Corporation (“Oro Belle”) and 650399 BC Ltd.  (“SpectrumSub”).  Each of Quest Investment, Avatar and Arapaho was a Canadian publicly traded company prior to completion of the Arrangement.  The arrangement agreement provided for our acquisition of Quest Investment and Avatar and Quest Management Corporation (“Quest Management’), a wholly owned subsidiary of Arapaho, together with the distribution of the majority of our interests in SpectrumGold and Viceroy Exploration to the holders of our pre-Arrangement common shares upon completion of the Arrangement.  Quest Investment and Avatar were wound up into the Company and Quest Management remained a wholly-owned subsidiary.  This arrangement transaction is referred to in this Annual Report on Form 20-F as the “Arrangement”

Organization and Distribution of Viceroy Exploration:

As part of the Arrangement, we transferred a 100% interest in Oro Belle, our former wholly owned subsidiary, to Viceroy Exploration in exchange for shares of Viceroy Exploration.  Viceroy Exploration was also a formerly wholly owned subsidiary that we incorporated to acquire all of the outstanding shares of Oro Belle.  Oro Belle was the holder of our interests in our former Argentinean mineral exploration properties, including the Gualcamayo project.  We distributed approximately 81% of the common shares of Viceroy Exploration to pre-Arrangement shareholders upon completion of the Arrangement.

Organization and Distribution of SpectrumGold:

In May 2003, we entered into an organization agreement with NovaGold Resources Inc. (“NovaGold”), also a publicly traded company, SpectrumGold and SpectrumSub whereby we transferred to SpectrumSub an option to purchase the mineral properties of, other rights to, and the assets of the Brewery Creek gold mine in the Yukon. .  In turn, NovaGold transferred to SpectrumSub its rights to certain properties it held in the Yukon.  We and NovaGold each transferred these properties to SpectrumSub in exchange for 4,000,000 shares of SpectrumSub.  In addition, we and NovaGold each subscribed for 2,000,000 shares of SpectrumSub at a price of $0.25 per share, for a total subscription price of $500,000.

As part of the Arrangement, we and NovaGold then exchanged our shares of SpectrumSub for shares of SpectrumGold one a one-for-one bases.  We then distributed approximately 68% of our common shares of SpectrumGold, representing approximately 34% of the total outstanding shares of SpectrumGold, to the pre-Arrangement shareholders of our common shares upon completion of the Arrangement.

Reorganization Under the Arrangement:

The Arrangement involved the completion of the steps as outlined below and resulted in our reorganization as follows:

1.

We were renamed “Quest Capital Corp” and our authorized capital recapitalized as follows:

(a)

Our previously existing common shares were consolidated on a one for three basis;

(b)

Our previously existing common shares were re-designated as Class A Subordinate Voting Shares without par value (one vote per share);

(c)

A new class of Class B Variable Multiple Voting Shares without par value were created with multiple voting rights; and

(d)

Two new separate classes of Preferred Shares were created.

2.

Through a series of share exchanges:

(a)

Each holder of our common shares received one Class A Share in exchange every three-pre-consolidation common shares; one share of Viceroy Exploration in exchange for every ten-pre-consolidation common shares; and one share of SpectrumGold in exchange for every thirty pre-consolidation common shares;

(b)

Each holder of Class A shares of Quest Investment received 1.0514 Class A shares in exchange for each Class A share of Quest Investment;

(c)

Each holder of Class B shares of Quest Investment received 1.0514 Class B shares in exchange for each Class B share of Quest Investment;

(d)

Each holder of common shares of Avatar received 0.2825 Class A Shares in exchange for each common share of Avatar held;

(e)

Arapaho as the sole holder of all of the issued shares of Quest Management received a total of 863,857 Class A shares in exchange for all of the issued shares of Quest Management;

(f)

In exchange for their respective options, warrants and other securities, each holder of options and warrants of Quest, Quest Investment and Avatar received options and warrants entitling the holders to acquire our Class A shares on the same exchange ratios set out above and having the same exercise and conversion periods as the securities exchange therefore.

3.

We acquired all the assets and assumed all of the liabilities of Quest Investment and Avatar and each of Quest Investment and Avatar were wound-up into Quest;

4.

We acquired Quest Management as a wholly owned subsidiary;

Deemed Registration of the Class A Shares Under the Securities Exchange Act of 1934

The Class A shares of Quest Investment were registered pursuant to Section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act’) prior to completion of the Arrangement.  We were deemed to be the successor to Quest Investment pursuant to Rule 12g3-2 of the Exchange Act by virtue of the fact that our Class A shares were issued to the holders of the Class A shares of Quest Investment.  As a consequence our being the successor to Quest Investment, our Class A shares were deemed registered pursuant to Section 12(g) of the Exchange Act.  Our Class A shares were issued to holders of the common shares of Quest Investment pursuant to the exemption from the registration requirements of the Securities Act of 1933 (the “U.S. Securities Act”) provided by Section 3(a)(10) of the U.S. Securities Act.

OVERVIEW OF THE BUSINESS OF AVATAR

Avatar was incorporated under the British Columbia Company Act as Lighthouse Resources Inc. on November 17, 1980.  Avatar changed its name to Saxon Capital Corp. on June 22, 1995.  Avatar then changed its name to Saxon Gold Corp. on May 28, 1997.  Avatar changed its name to Avatar Petroleum Inc. on December 18, 2000.   Prior to the completion of the Arrangement, Avatar was listed on the TSX Venture and its shares were traded under the symbol “AVA”.

Prior to 2000, Avatar was a mineral exploration company with a significant land holding in Ecuador.  Due to financial and market constraints, management sought other opportunities in Ecuador.  In October 1999, Avatar acquired Grantmining, S.A., an Ecuadorian company whose sole asset was a 30% interest in an Ecuadorian oil concession.  Avatar sold Grantmining, S.A. to Rio Alto Exploration Ltd. in November, 2001 for proceeds of US$3.75 million, subject to certain adjustments.   Since the sale of Grantmining, S.A., Avatar had not carried on any active business. At the time of the Arrangement, Avatar’s principal assets were cash and short-term investments.

OVERVIEW OF THE BUSINESS OF QUEST MANAGEMENT

Quest Management was incorporated under the British Columbia Company Act on December 10, 1996 under the name 532741 British Columbia Ltd.  Quest Management changed its name to Quest Management Corp. on January 24, 1997.  Quest Management is now one of our wholly owned subsidiaries.

Quest Management provides a range of consulting, administrative, management and related services to client companies.  Quest Management’s clients include public and private companies in the mining, oil and gas and technology fields.   Quest Management derives income through management fees charged to its clients for its services.  Quest Management’s duties typically include assisting clients with the completion of regulatory filings, including securities regulatory filings and certain administrative requirements.  The directors and officers of Quest Management’s clients remain responsible for the operations of their respective companies.  Quest Management employs a management team of seven full time employees to provide these services.

OVERVIEW OF THE BUSINESS OF QUEST INVESTMENT

Quest Investment was a company amalgamated under the laws of the Province of British Columbia, Canada that was formed on July 4, 2002 upon the amalgamation of Bradstone Equity Partners, Inc., Peruvian Gold Limited (“Peruvian”), Stockscape.com Technologies Inc. (“Stockscape”) and Glenex Industries Inc.(“Glenex”).  The amalgamation was completed pursuant to a court approved arrangement under the British Columbia Company Act.  Prior to the completion of the Arrangement, Quest was listed on the TSX and its Class A and B shares were traded under the symbol “Q.A and Q.B”, respectively.

The common shares of each of Stockscape, Peruvian and Glenex were registered pursuant to Section 12(g) of the Exchange Act prior to completion of the amalgamation.  Quest Investment was deemed to be the successor to each of Stockscape, Peruvian and Glenex pursuant to Rule 12g3-2 of the Exchange Act by virtue of the fact that its Class A shares were issued to the holders of the common shares of each of Stockscape, Peruvian and Glenex.  As a consequence of Quest Investment being the successor to each of Stockscape, Peruvian and Glenex, Quest Investment’s Class A shares were deemed registered pursuant to Section 12(g) of the Exchange

Act pursuant to 12g3-2 of the Exchange Act.  Quest Investment’s Class A shares were issued to the holders of the common shares of each of Stockscape, Peruvian and Glenex pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the US Securities Act.

Quest Investment was engaged in the business of merchant banking.  The merchant banking business was initially formed by Bradstone and upon completion of the amalgamation, Quest Investment commenced its business strategy of expanding this merchant banking business.  This business strategy was funded using the cash on hand and cash generated by the realization of the investment assets of the amalgamated companies.

GENERAL DEVELOPMENT OF THE BUSINESS - THREE YEAR HISTORY

On June 30, 2003, we were reorganized upon completion of  the Arrangement and our primary focus has been to expand our merchant banking operations, specifically providing bridge loans, to small and mid-cap companies in North America.  We also provide a range of consulting, management and administrative services.  Previously, we were a natural resource holding company which activities included the acquisition, exploration, financing, development and operation of mineral properties and the financing of junior exploration companies and merchant banking.

Our mineral properties currently include a 75% interest in the Castle Mountain Mine and a 100% interest in the Brewery Creek Mine, both located in North America.  Castle Mountain Mine was a year round, open pit heap leach gold mine that started mining operations in 1990.  Brewery Creek was a seasonally operated open pit heap leach gold mine that started mining operations in 1995. In 2001, mining at these two locations ceased.  Gold production continued from the ongoing leaching or ore at the Castle Mountain Mine generating significant cash flows in 2001 and 2002.  Since the cessation of mining, reclamation and closure activities have been ongoing.

In 1999 through a wholly owned subsidiary Viceroy Australia Pty Ltd. (“VAPL”) we acquired a 100% interest in the Bounty Gold Mine located in Western Australia from Forrestania Gold NL.  VAPL entered into a loan agreement with NM Rothschild & Sons (Australia) Ltd. (“Rothschild”) with respect to financing the acquisition and we had provided a corporate guarantee for a portion of the loan.  In June 2001, we placed VAPL and its 100% interest in the Bounty Gold Mine into Voluntary Administration and an Administrator was appointed.  The Administrator is an agent of the Company, with the powers of the Company and its directors.  The powers of VAPL’s directors and officers are suspended while VAPL is under Administration.   In August 2001, the Company reached a settlement agreement with the lenders relieving the Company and its North American subsidiaries of their obligations under agreements guaranteeing certain borrowings and hedging arrangements relating to the Australian operations.  In 2002, we commenced legal proceeding against Australian Mining Consultants Pty Ltd. (“AMC”) as a result of AMC’s due diligence investigation in relation to our acquisition of Bounty Mine.  In May 2004, we reached a settlement agreement with AMC and received approximately $2.0 million after making the required payments to the Administrator.  In December 2002, a settlement was reached with the creditors of the Australian subsidiaries relieving Viceroy from any further claims. Under the terms of the settlement, we paid Australia (AUS$) $800,000 to the creditors, AUS$121,000 to the Administrator in January 2003 and the creditors received the first AUS$1.0 million plus 25% of the net recovery realized from the AMC proceedings.

In November 2002, we completed the acquisition of the remaining 40% interest in the Gualcamayo project located in Argentina for US$1 million from Anglogold South America.  The Gualcamayo project had been explored by Viceroy directly and indirectly since the mid-1990’s.  Exploration on the Gualcamayo project had been suspended until we completed the acquisition of the remaining 40% of the project. We also held a 100% interest in the Paredones Amarillos Property, which was an advanced gold project located in Baja California.  In August 2002 we sold our 100% interest in the Paredones Amarillos Property for $3.0 million which was paid 50% in cash and 50% by the issuance of 303,030 units of Vista Gold Corp. Each unit consisted of one common share and one warrant to purchase an additional share of Vista Gold Corp. at price of $6.87 for a period of two years. In 2002, we also entered into option agreements on of our several mineral properties wherein we granted options to public companies to acquire an interest in certain of our mineral properties in exchange for cash and shares of the public companies.

As the cash reserves accumulated in 2002 and the mining operations became less significant we began to expand our business into merchant banking by providing bridge loans.  In June 2003, we completed the Arrangement which resulted in the Company acquiring approximately $39.4 million of net assets comprised of $14.8 million of cash, $15.5 million of bridge loans and $9.3 million of securities and have continued to expand our merchant banking activities.  In the fourth quarter of 2003 we established a presence in Toronto and through a newly incorporated wholly-owned subsidiary Quest Securities Corp., we have applied for registration as a Limited Market Dealer in the Province of Ontario.  Once registration is completed, we will be able to provide an expanded array of services to our clients, including the raising of equity capital by way of private placements.

B.

QUEST BUSINESS OVERVIEW

Merchant Banking Business

We are primarily engaged in the merchant banking business.  Our merchant banking business consists primarily of commercial bridge loans made to publicly traded development stage companies.  We generate revenues through interest and fees paid in connection with these loans.

We have developed a portfolio of bridge loans and convertible debentures that comprise our merchant banking business.  Quest’s bridge loan and convertible debenture receivable relating to the merchant banking business was $32,259,000 as of December 31, 2003 and has increased to $34,929,000 as of March 31, 2004.  Our loan portfolio at December 31, 2003 was comprised of eighteen bridge loans and convertible debentures compared to twenty-one bridge loans and convertible debentures as at March 31, 2004.

Our strategy is to develop a diversified portfolio of bridge loans to a number of companies in a number of industries in order to maximize returns within an acceptable level of risk tolerance.  We target borrowers who we believe have undervalued business opportunities underpinned with tangible assets and capable and experienced management.  We are managed by a small experienced team of managers who have a history of running public companies and who have considerable knowledge and experience in assessing asset and business values in the public and private markets, identifying optimal corporate structures and stabilizing and/ or realizing opportunities in distressed and undervalued situations.

We characterize our loans as “bridge loans” due to the fact that they are typically loans with a short term of three months to eighteen months that are used by companies to bridge a current lack of financing and to enable the borrower to reach a point where it no longer requires outside financing or it can achieve conventional debt financing or equity financing.

The characteristics of the bridge loans that comprise our current loan portfolio are as follows:

A.

Borrowers.

The borrowers are typically development stage publicly traded companies.  Quest also makes loans on occasion to high net worth individuals and to other entities which may not be publicly traded.  Our borrowers are generally located in Canada and the United States.

We have primarily targeted borrowers in the natural resource sector, with a particular focus on mining and oil and gas, and to a lesser extent on companies engaged in real estate, manufacturing and technology industries.   Our focus on the natural resource sector reflects the experience of our management in the development of public companies engaged in the natural resource sector.

B.

Purposes of the Bridge Loans.

The loan funds are typically used by borrowers to bridge a short-term lack of financing which results due to the development stage of the borrower’s business.  The borrower typically uses the funds for the following purposes:

(i)

working capital requirements;

(ii)

to acquire new assets;

(iii)

to complete the development of a product; or

(iv)

to place a mining or oil and gas property into production or advanced exploration.

We typically target loan terms from three months to eighteen months.  The short term nature of the bridge loans is consistent with the purpose of the bridge loans, namely to bridge a short term shortfall in the borrower’s capital requirements.

C.

Principal Amounts.

The principal amounts of the bridge loans vary, but are typically in the range of $500,000 to $5,000,000.

D.

Interest.

The bridge loans typically bear interest at the rate of 1% per month.  Interest rates may vary according to the risk exposure to us in advancing the loan.

E.

Bonuses and Commitment Fees.

We typically take a bonus or commitment fee in the range of 5% to 20% of the principal amount of the bridge loan advanced to the borrower which is paid to us as consideration for the advance of the loan.  The amount of the bonus or commitment fee will vary according to the term of the loan, the risk exposure to us in advancing the loan and other factors that we perceive to be relevant.  The bonus or commitment fee is typically paid by the borrower in equity by the issue of common shares of the borrower to us. We may also receive share purchase warrants or other convertible securities.  In other cases, the bonus or commitment fee is payable in cash.  Our objective in accepting payment of the bonus or commitment fee in shares is to enable them to acquire a liquid asset that we can sell in the public market, without requiring the borrower to use the borrowed funds to repay us.  As a consequence of this strategy, Quest typically targets borrowers that are publicly traded companies.  The amount of the shares issued is typically based on the amount of the bonus or commitment fee and the trading price of the borrower’s stock at the time of the advance.  Shares are acquired with a view to realization in order that payment of the bonus or commitment fee can be converted to cash, rather than with a view to long-term investment.

F.

Maturity Dates.

The term of the bridge loans advanced by us varies, but terms are typically in the range of three months to eighteen months.

G.

Security.

Most bridge loans advanced by us are secured with assets that have a fair market value in excess of the amount advanced, as of the date of the advance of the loan.  The exact nature of the security granted by the borrower is largely dependent on the nature of the business and asset base of the borrower.  Quest generally takes security that is in the form of a charge over specific assets, such as real estate mortgages, charges against interests in oil and gas properties and pledges of shares.  Security can also include general security agreements or personal guarantees from principals or other parties in appropriate circumstances.

H.

Syndication of Loans.

We also engage in the syndication of bridge loans in circumstances where deemed appropriate by our management, including circumstances where the amount to be borrowed by the borrower is greater than the risk exposure that is acceptable to us. Syndications of bridge loans are generally to not more than three or four other participants.  Syndication serves to diversify the risk exposure of the merchant banking loan portfolio and to reduce exposure to a default by any one borrower.  In the event that we complete the syndication of a bridge loan, we may take a fee payable by syndicate participants.  Our fee typically equals 10% of interest payable by the borrower and 20% of any bonus or commitment fee payable by the borrower in connection with the amount of the loan that is syndicated.

Loan Guidelines

We employ a disciplined analytical approach in assessing whether to proceed with the advance of any loan.  This approach includes completing an analysis of the fundamental business characteristics of each borrower, together with an analysis of the market value and liquidity of any security to be granted by the borrower as security for the loan.  We undertake research that includes analysing credit risk, profitability, liquidity, outstanding debt, operating and administrative costs, commodity price exposure, economic and reserve life (where applicable), cash flow, the ability of the management of the board to grow and manage the business and other factors applicable to the collateral and the ability of the borrower to repay its loan.

Investment Opportunities

We participate in investing in securities and assets in circumstances where management identifies an opportunity to allocate capital to securities with capital appreciation potential or to undervalued assets.  Undervalued assets may include the purchase of royalty income streams on oil and gas and mining operations; acquisition of operating assets of distressed companies; liquidation and/or sale of assets of an undervalued company.  Investments in securities may take the form of private placement investments or open-market purchases.  Investments in securities and assets form a supplement to our primary merchant banking business.

Management and Administrative Services

We provides a range of consulting, management and administrative services to public and private companies in the mining, oil and gas and technology fields to complement the merchant banking business.  We, more recently have expanded our array of services to include generating commissions or fees from assisting companies in the raising of equity capital by way of private placements.

Resource Properties

We own, operate and are completing the closure obligations at our two mining properties, namely the 75% owned Castle Mountain Mine and the 100% owned Brewery Creek Mine.  At the Castle Mountain property, gold production from the winding down of operations has become nominal and we anticipate that by the middle of 2005 we will have completed the reclamation and closure obligations other than long-term monitoring.  At the Brewery Creek property, we anticipate that by the end of 2004 we will have completed the reclamation obligations other than long-term monitoring.

C.

ORGANIZATIONAL STRUCTURE

The following chart lists each of our material subsidiaries, together with the jurisdiction of incorporation and the ownership interests for each subsidiary.

D.

PROPERTY, PLANTS AND EQUIPMENT

Our mineral properties currently include our 75% interest in the Castle Mountain Mine and our 100% interest in the Brewery Creek Mine, each of which is described below

Castle Mountain Mine:

The Castle Mountain property is located 105 kilometers south of Las Vegas, Nevada, near the eastern edge of the Mojave Desert in San Bernardino County, California.  The property is owned by the Castle Mountain Venture (“CMV”) which is owned 75% by Viceroy Gold Corporation; a wholly owned subsidiary and 25% held by MK Gold Company.  The property consists of approximately 823 mineral claims covering approximately 20 square miles.  Most of the mining claims are subject to a production-based net smelter return royalty payment and other royalty payments, which include annual rental or advance royalty payments.

Castle Mountain mine was formerly a year-round open pit heap leach mine.  Mine operations started in 1990 and ended in 2001.  Since the cessation of mining, gold production has continued from the ongoing leaching of the leach pad.  Reclamation and closure obligations have been ongoing since cessation of mining. It is anticipated that by the middle of 2005 CMV will have completed a majority of the reclamation and closure activities, including the liquidation of the remaining mobile and processing equipment.  As of December 31, 2003, we had approximately $7.9 million in a voluntary sinking fund to finance the remaining reclamation obligations at the Castle Mountain Mine.

Brewery Creek Mine:

The Brewery Creek property is located 55 kilometers due east of Dawson City, Yukon.  The property is owned by Viceroy Minerals Corporation (‘VMC”), a wholly owned subsidiary.  Pursuant to the ‘Memorandum of Agreement Brewery Creek Property” dated June 27, 2003 VMC has granted an option to 650399 BC Ltd., a wholly-owned subsidiary of SpectrumGold Inc, to acquire the Brewery Creek property.  SpectrumGold Inc. must expend $750,000 on exploration on the property by June 30, 2006 and make a payment any time after December 31, 2004 and before July 1, 2008 of $1.6 million, less the attributed value of any mining assets sold by VMC prior to the exercise. The property consists of 708 quartz claims and 93 mining claim leases covering approximately 128 square kilometers.    The Brewery Creek Mine is authorized under a Type A Water License that expires December 31, 2021 to obtain and use water and to deposit water subject to the restrictions and conditions contained in the Yukon Waters Act and the Regulations.  A condition of the Type A Water License is that VMC place security in the amount of $5.0 million with the Government of Yukon.  The Brewery Creek Mine has a Production License for the production of minerals pursuant to the Yukon Quartz Act that expires December 31, 2021.  The Brewery Creek Mine is also subject to a Socio-Economic Accord with Tron dek Hwech’in First Nation which provides the group with certain rights.

The Brewery Creek Mine was a seasonally operated open pit heap mine.  Mining started in 1995 and ceased in 2001.  Gold production ceased in 2002.  It is anticipated that by the end of 2004 VMC will have completed the reclamation and closure activities other than long-term monitoring.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following should be read in conjunction with the audited consolidated financial statements and related notes, accompanying this Annual Report.  We prepare and file with various Canadian regulatory authorities our consolidated financial statements in accordance with Canadian generally accepted principles (“GAAP”).  References should be made to note 20 to the annual financial statements which provide reconciliation between US GAAP and Canadian GAAP and their effect on the consolidated financial statements.

OVERVIEW

With the finalization and reorganization of Quest, our principal focus has been to expand our merchant banking operations, specifically providing bridge loans and convertible debentures to small and mid-cap companies in North America.  We generate revenues through interest and fees received in connection with these loans.  We also generate revenues by providing a range of consulting management and administrative services.

We continue to complete the closure obligations at our two mining properties.  Castle Mountain Mine was a year round open pit heap leach mine that started mining operations in 1990 and ended in 2001.  Since the cessation of mining, gold production has continued form the ongoing leaching of the ore on the pad.  Reclamation and closure activities have been ongoing since 2001.  Brewery Creek was a seasonally operated open pit heap leach gold mine that started mine operations in 1995 and ended in 2001.  Reclamation and closure obligations have been ongoing since 2001.   Gold production from the winding down of operations at the Castle Mountain property has become nominal and, as a result effective January 1, 2004, the Castle Mountain property is considered to be fully in the decommissioning stage of its operation.  As a result, we will no longer record the sale of gold ounces as “Gold Sales Revenue” and the costs of recovering those gold ounces will not be recorded as “Cost of Sales”.   Gold ounces recovered during the final stages of completing closure obligations will be recorded as “Other Income” as the ounces are sold.

As a result of the Arrangement and two private placements completed in 2003, we have a much larger asset base and working capital position as compared to 2002.  Total assets as of December 31, 2003 were $96.1 million comprised of $31.8 million of free cash, $32.3 million in bridge loans and convertible debentures, $14.1 million in securities and $12.9 million of appropriated and restricted cash to fund the closure obligations at our two mining operations.

BASIS OF PRESENTATION OF FINANCIAL INFORMATION

On June 30, 2003, we completed the Arrangement that included our reorganization and our acquisition of Quest Investment, Quest Management and Avatar.  The Arrangement is discussed in detail under Item 4.A of this Annual Report on Form 20-F. Our acquisitions of Quest Investment, Quest Management and Avatar have been accounted for using the purchase method of accounting and the results of the acquired companies have been consolidated effective July 1, 2003.

Our consolidated financial statements also include the accounts of Viceroy Minerals Corporation, the owner of our 100% interest in the Brewery Creek Mine, and Viceroy Gold Corporation, the owner of our 75% interest in the Castle Mountain Mine.

As part of the Arrangement, we transferred our Argentinean mineral exploration properties from one former wholly owned subsidiary to another former wholly owned subsidiary, namely Viceroy Exploration.  We distributed approximately 81% of the shares of Viceroy Exploration that we held to our pre-Arrangement shareholders and, as a result, ceased to exercise control.   Our remaining interest in Viceroy Exploration upon completion of the Arrangement was accounted for using the cost method.

In June 2003, we transferred to SpectrumSub cash and interests in certain properties located in British Colombia and granted an option to explore and acquire the Brewery Creek property in exchange for 50% of SpectrumSub.  The assets were transferred at their estimated fair market value and a gain recognized to the extent of the arm’s length ownership in SpectrumSub.

As part of the Arrangement, we exchanged our shares of SpectrumSub for shares of SpectrumGold on a one-for-one basis.   We distributed approximately 68% of these shares, representing approximately 34% of the shares of SpectrumGold, to our pre-Arrangement shareholders, and, as a result, we ceased to exercise significant influence.  Our remaining interest in SpectrumGold upon completion of the Arrangement was accounted for using the cost method.

On June 24, 2001, we placed our 100% wholly owned subsidiary, Viceroy Australia Pty Ltd. (“VAPL”) into voluntary administration and an administrator was appointed and as result ceased to have control.    Accordingly, our financial statements include the operating results of VAPL up to June 24, 2001 and we have written down our investment in VAPL to nil.

CRITICAL ACCOUNTING ESTIMATES AND CHANGES IN ACCOUNTING POLICIES

Bridge Loans and Convertible Debentures

Our bridge loans and convertible debentures are attributable to our merchant banking business.  Our bridge loans are repayable over various terms up to eighteen months and bear interest at a fixed rate of approximately 12% per annum.  Bridge loans are generally secured by assets, including shares, machinery and real estate.

Our convertible debentures at December 31, 2003 carry interest at rates of between 6% and 8% and are for various terms up to September 2005.  The convertible debentures are generally secured by assets, including assets such as shares, machinery and real estate.

Our bridge loans and convertible debentures are stated net of an allowance for credit losses on impaired loans.  Loans are classified as impaired when there is no longer reasonable assurance of the timely collection of principal and interest.  In determining the provision for possible loan losses, we consider the length of time the loans have been in arrears and the overall financial strength of the borrowers.  Generally, loans are classified as impaired when interest or principal is 180 days pas due, unless the loan is well secured and in the process of collection.  There is a risk that our provision of $1.5 million may be insufficient to protect against losses in our loan portfolio due to (i) misjudgment by management of the potential losses in the our loan portfolio (ii) our inability to realize sufficient proceeds from the disposition of the collateral or (iii) discrete events that adversely affect customers, industries or markets.

Marketable Securities

Our marketable securities represent shares that we hold in publicly traded companies and are generally comprised of shares of borrowers that are issued to us as consideration for the commitment fee for advances of loans to a borrower.  It is our intention to realize on these securities and to apply the proceeds to fund our merchant banking activities.  Marketable securities are carried at the lower of average cost and market value.  Market value represents the quoted trading price of the shares. There is a risk that we may not be able to realize the carrying value of marketable securities due to unfavourable economic and equity market conditions.

Investments

Our investments represent shares that we hold primarily in publicly traded companies.  Investments are recorded at cost or at cost less amounts written down to reflect any impairment in value that is considered to be other than temporary.  There is a risk that we may not be able to realize the carrying value of investments due to unfavorable economic and equity market conditions.

Revenue Recognition

Interest income is recorded on an accrual basis except on loans classified as impaired.   When a loan is classified as impaired, interest income is recognized on a cash basis only, after specific provisions or write-offs have been recovered and provided there is no further doubt about the collectability of remaining principal balances. Loan syndication fees are included in income as earned over the life of the loan.  Loan commitment, origination, restructuring and renegotiation fees are recorded as interest over the life of the loan.  Interest and fees collected in advance are recorded as deferred revenue and recognized in income as set out above.

Sales of precious metals are recorded at the estimated net realizable value when the metals are available for delivery and unsettled amounts are recorded as accounts receivable.

Stock Based Compensation

Our stock based compensation relates to options granted to our directors, officers and employees pursuant to our Stock Option Plan. In 2003, we changed our accounting policy on a prospective basis with respect to the method of accounting for stock-based compensation in accordance with the recommendations of the Canadian Institute of Chartered Accountants.  We adopted CICA 3870, Stock-Based Compensation and Other Stock-Based Payments, and have chosen to account for all grants of options to employees, non-employees and directors after January 1, 2003 in accordance with the fair value method for accounting for stock-based compensation as defined by accounting principles generally accepted in Canada.  Accordingly, effective January 1, 2003, the fair value of all stock options granted is recorded as a charge to operations and a credit to fair  value of stock options and warrants over the period the stock options are outstanding.  Any consideration paid on exercise of stock options is credited to share capital.

Asset Retirement Obligations

Asset retirement obligations as of December 31, 2003, relate to the Castle Mountain and Brewery Creek properties.

In 2003, we adopted the new standard of accounting for asset retirement obligations which harmonizes with U.S. GAAP.  For Canadian GAAP purposes the adoption of the new standard requires the restatement of prior period financial statements.  For US GAAP purposes we would record a cumulative effect adjustment in the statement of earnings for the difference between the amounts recognized prior to adoption of the new standard and the amount recognized according to the new standard.  The new standard requires the recognition of a liability for obligations associated with the retirement when the liability is incurred.  A liability is recognized initially at fair value if a reasonable estimate of the fair value can be made and the resulting amount would be capitalized as part of the asset.  The liability is accreted over time through periodic charges to earning or mineral property costs.  In subsequent periods, we adjust the carrying amounts of the asset and the liability for changes in estimates of the amount or timing of underlying future cash flows.

We measure changes in the asset retirement cost liability due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period.  The interest rate used to measure the change is the credit-adjusted risk-free rate that existed when the liability, or portion, thereof, was initially measured.  The amount is recognized as an increase in the amount of the liability and an expense (“Accretion Expense”).  When asset retirement costs change as a result of a revision to estimated cash flows, we will adjust the amount of asset retirement cost allocated to expense in the period of change if the change affects that period only or, in the period of change and future periods.

We continue to manage and reclaim the Castle Mountain and Brewery Creek properties.  Environmental laws and regulations are continually evolving in the regions in which we operated.   Our policy is to manage operations using best available practices, and to continually monitor compliance with local laws and permits.  In addition, we continue to update our closure plans as reclamation is completed and for changes to environmental protection laws and administrative policies.  There is a risk that our cost our estimate for the remaining reclamation obligations may be insufficient.

OPERATING RESULTS:

SELECTED FINANCIAL DATA FOR THE YEARS ENDED DECEMBER 31, 2003, 2002, AND 2001

2003

2002

2001

(expressed in thousands of Canadian dollars, except per share amounts)

Revenues

Gold Sales

6,270

22,842

52,046

Interest and related fees

3,742

868

1,255

Management fees

 456

-

-

Total Revenues

10,468

23,710

53,301

Expenses/(income)

Costs of gold sales

3,544

7,715

47,854

General and administrative

2,896

2,496

2,965

Stock-based compensation

2,429

-

-

Royalties

(37)

794

1,055

Total Expenses/(income)

9,838

13,467

64,285

Gain on Sale of Investments and Marketable Securities

4,026

-

8,162

Write-down of Marketable Securities

(450)

-

-

Provision for Loan Losses

(1,472)

-

-

Foreign Exchange Loss

(2,120)

-

(33)

Write-downs, Gains and Adjustment to Reclamation

Provision

(926)

(9,294)

2,623

Write-downs and settlement of Australian Operations

(256)

(811)

(33,734)

Goodwill Impairment

(430)

-

-

Loss for the Year

  ($1,362)

  ($1,969)

  (33,225)

Basic and Diluted Loss Per Share

(0.02)

(0.06)

($1.60)

OPERATING RESULTS FOR THE YEAR ENDED DECEMBER 31, 2003 COMPARED TO THE YEAR ENDED DECEMBER 31, 2002

Revenues:

We continue to operate and own 75% of the Castle Mountain Mine.  As expected, fewer ounces were recovered in 2003 as compared to 2002. In the second quarter of 2003, the mining property entered its third-year of trickle-down operations and detoxification of the heap commenced.  As a result, revenues from gold sales have declined when compared to 2002.

Interest revenue and related fees have increased for 2003 as compared to 2002 due to the higher level and volume of bridge loans.  We are continuing to grow our merchant banking business and as part of the Arrangement acquired $15.5 million of bridge loans.  Our business focus is to expand this merchant banking business and to increase revenues from interest and related fees attributable to this business.

Management fees of $0.5 million in 2003 were attributable to management, administrative and consulting fees earned by Quest Management since the date of acquisition.

Expenses(Income)

Cost of sales is attributable to costs associated with producing the gold and have declined as compared to 2002 as result fewer ounces being produced.

Our general and administrative expenses have increased for 2003 as compared to 2002 primarily as a result of an increase in the level of activity and size as a result of the Arrangement; and the costs associated with the Company’s continuance of its claim against Australian Mining Consultants Pty Ltd.

In 2003, we recorded a $2.4 million stock based compensation attributable to stock options granted to  our directors, officers, employees and consultants.

Royalties have also declined as compared to 2002 as result of fewer ounces being produced and reversal of an over accrual for amounts payable.

Sales of Investments and Marketable Securities

Sales of investments and securities during 2003 have resulted in the Company recording a $4.0 million gain during the year.

Write down of Marketable Securities

Marketable securities are carried at the lower of average cost and market value.  Accordingly, we wrote down the carrying value of our marketable securities by $0.4 million in 2003 in accordance with our policy.

Provision for Loan Losses

At December 31, 2003, we had net $32.3 million in bridge loans and convertible debentures. Certain of these bridge loans were in arrears at December 31 2003 and realization by us on our security may result in a shortfall.  Accordingly in 2003, we recorded a $1.5 million provision for loan losses based on our assessment of the realizable value of the loans in arrears.

Foreign Exchange Loss

The strengthening Canadian dollar against the US dollar has resulted in the Company recording an unrealized foreign exchange loss of $2.1 million on funds and loans denominated in United States dollars.

Write Downs, Gains and Adjustment to Reclamation Provision:

For 2003, write-downs, gains and adjustments to asset retirement obligations include a $0.5 million write-down of our resource assets to their estimated value; offset in part by a $0.4 million gain on sale of resource assets and a $0.9 million change in the estimated cash flow for the asset retirement obligations at the our two mining properties.  Write-downs, gains and adjustments to asset retirement obligations for 2002 includes a $16.8 million write-down to the carrying value of the Gualcamayo property; partially offset by a $3.3 million gain on sale of mining equipment; and $3.1 million foreign exchange gain realized from a capital distribution from a foreign subsidiary.

Write Downs and Settlement of Australian Operations

During 2003, we recorded a provision with respect to the Australian operations of $0.3 million as a result of an agreement reached with Forrestania Gold NL to terminate the dispute with respect to the Bounty Nickel Joint Venture agreement.  We made a cash payment of AUS$250,000 and in return received 1.5% net smelter return royalty on the tenements that were transferred under the nickel joint venture agreement. No value was ascribed to the royalty agreement.

Goodwill Impairment

We acquired $0.4 million of goodwill from Avatar Petroleum Inc. as part of the Arrangement.  During the third quarter of 2003 we tested this goodwill for impairment and recognized a goodwill impairment loss of $0.4 million.

OPERATING RESULTS FOR THE YEAR ENDED DECEMBER 31, 2002 COMPARED TO THE YEAR ENDED DECEMBER 31, 2001

Revenues:

The decline in revenues in 2002 as compared to 2001 was due to the cessation of mining at our two mines in North America and the discontinuation of the Australian operations in June 2001.

Expenses(Income)

Cost of sales has declined in 2002 as compared to 2001 was due to fewer ounces being produced and the discontinuation of consolidating the Australian operations in June 2001.

The decline in depreciation and depletion in 2002 was the result of the operating assets of Castle Mountain and Brewery Creek mining properties being written down to their estimated recoverable value in 2001.

Sales of Investments and Marketable Securities

Transfer of investments in 2001 resulted in the Company recording a $8.2 million gain during the year.

Write Downs, Gains and Adjustment to Reclamation Provision:

During 2002, we wrote-down the carrying value of Gualcamayo property by $16.8 million. This write-down was partially offset by a $1.0 million reduction in our asset retirement provision for our two mining operations, a $3.0 million on the sale of the Paredones project and $3.2 million foreign exchange gain realized from a capital distribution from a foreign subsidiary.

Write Downs and Settlement of Australian Operations

During 2002, we recorded a provision of $0.8 million with respect to an agreement reached with the creditors of our Australian subsidiaries to discharge the creditor’s claims against our Australian subsidiaries. The agreement included a cash payment of $0.8 million.     In 2001, we recorded a write-down and settlement of our Australian operations of $33.7 million, comprise of $17.6 million write-down in our investment in our Australian subsidiaries and a $16.2 million provision for the settlement agreement reached with our lenders relieving us of our obligations under agreements guaranteeing certain borrowings and hedging arrangements relating to the Australian operations.

LIQUIDITY AND FINANCIAL POSITION

Our cash resources have increased by $15.9 million from December 31, 2002 to $31.8 as of December 31, 2003.  Our working capital increased to $62.7 million at December 31, 2003 from $18.6 million at December 31, 2002.  The increase in cash resources and working capital is the   result of the net cash acquired on the Arrangement, proceeds from private placements, exercise of warrants and stock options.

 Merchant Banking Business

During 2003, we increased our portfolio of bridge loans and convertible debentures to $32.3 million as at December 31, 2003, compared to $0.15 million at December 31, 2002.   The increase in the size of our bridge loans and convertible debentures is primarily attributable to loans acquired on the acquisition of Quest Investment and the expansion of our merchant banking business since that date.

Of our bridge loans and convertible debentures outstanding at December 31, 2003, a total of $26.2 million was due by December 31, 2004, representing approximately 82% of total bridge loans and convertible debentures, and $5.6 million was due after more than one year from December 31, 2003, representing approximately 18% of total bridge loans and convertible debentures.

We recorded an allowance of $1.5 million at December 31, 2003 in respect of loans that are in arrears and whose recovery is in doubt.  This allowance represents approximately 5% of total loans outstanding as at December 31, 2003.

We increased our portfolio of investments and marketable securities to $14.1 million at December 31, 2003, compared to $2.8 million at December 31, 2003.  This increase is primarily attributable to investments and marketable securities acquired on the acquisition of Quest Investment and the expansion of our merchant banking business.

We plan to continue to expand our merchant banking business by deploying our available cash resources in providing financial loan services to small and mid-cap companies in North America.  Our earnings and asset base will be subject to the number and level of bridge loans completed, the nature and credit quality of the bridge loan portfolio, including the quality of the collateral security obtained by us and the return we are able to generate on our portfolio.

Cash Flows from Operating Activities

Cash used by us in our operating activities was $1.4 million in 2003, compared to cash generated by operating activities of $8.8 million in 2002.  The decline in cash generated by operating activities was primarily attributable to the decline in our gold sales in 2003 compared to 2002.

Cash Flows from Financing Activities

Our cash flows from financing activities increased to $18.2 million in 2003 compared to $2.6 million in 2002.  Cash flows in 2003 were primarily attributable to the private placements completed in 2003, exercise of warrants and stock options.

Cash Flows from Investing Activities

Our cash flows from investing activities were $0.5 million in 2003, compared to cash used in investing activities of $1.4 million in 2002.

Sources of cash from investing activities were primarily attributable to $14.1 million of cash acquired on completion of the Arrangement.  In addition $8.1 million was acquired from the sale of investments during 2003 of which $7.2 million was reinvested back into investments..

We advanced loans and convertible debentures in the net amount of $18.0 million during 2003, compared to $0.15 million during 2002.    This increase is attributable to us concentrating on expanding our merchant banking activities subsequent to completion of the Arrangement.  We anticipate that we will continue to advance cash on account of loans and convertible debentures during our current fiscal year as we attempt to expand our merchant banking business using our current cash reserves.

Appropriated and Restricted Cash

Appropriated and restricted cash associated with reclamation obligations at the Castle Mountain Mine and the Brewery Creek Mine decreased to $12.9 million at December 31, 2003 from $18.8 million at December 31, 2003.  At December 31, 2003, we had appropriated cash of $7.9 million in a voluntary sinking fund that we will use to fulfill reclamation obligations at the Castle Mountain Mine.  In addition, we had restricted cash of $5.1 million pledged as security for licenses and permits to fulfill reclamation obligations at the Brewery Creek Mine.   We have been in discussions with the Government of Yukon with respect to developing a method to release the security as closure obligations and liabilities are completed.

Cash generated from the decrease in appropriated and restricted cash during 2003 was $4.1 million.

Asset Retirement Obligation

Asset retirement obligations relating to site restoration and clean-up of our Castle Mountain Mine and Brewery Creek Mine properties decreased to $10.5 million at December 31, 2003 from $14.1 million at December 31, 2002.  We incurred costs in connection with our reclamation activities at the Castle Mountain Mine and Brewery Creek Mine properties in the amount of $3.5 million during 2003.

We will apply our appropriated and restricted cash, as described above, to fund our future obligations.  Accordingly, we anticipate that we will not be required to use cash from operations or cash from financing activities to fund these obligations.  There is however no assurance that actual reclamation costs will not exceed our estimates, in which event we will be obligated to pay an amount greater than the amount we have recorded on our financial statements in respect of these obligations.

We anticipate reclamation costs in 2004 of approximately $2.0 million at the Brewery Creek property and US$4.5 million at the Castle Mountain property.

C.

Research and Development, Patents and Licenses, etc.

We do not engage in any research and development activities and have not done so in any of our past three fiscal years.

D.

Trend information

Management is not aware of any trend, commitment, event or uncertainty that is both presently known to management and reasonably expected to have a material effect on our business, financial condition or results of operations as at the date of this report except as otherwise disclosed herein or except in the ordinary course of business.   Readers are specifically referred to Items 5.A and 5.B of this Annual Report on Form 20-F for a discussion of trends that management anticipates will impact on future operating results and liquidity and financial condition.

E.

Off-balance sheet arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

As used in this Item 5.E., the term off-balance sheet arrangement means any transaction, agreement or other contractual arrangement to which an entity unconsolidated with the company is a party, under which the company has:

(a)

Any obligation under a guarantee contract that has any of the characteristics identified in paragraph 3 of FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (November 2002) (“FIN 45”), as may be modified or supplemented, excluding the types of guarantee contracts described in paragraphs 6 and 7 of FIN 45;

(b)

A retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to such entity for such assets;

(c)

Any obligation under a derivative instrument that is both indexed to the company’s own stock and classified in stockholders’ equity, or not reflected, in the company’s statement of financial position; or

(d)

Any obligation, including a contingent obligation, arising out of a variable interest (as referenced in FASB Interpretation No. 46, Consolidation of Variable Interest Entities (January 2003), as may be modified or supplemented) in an unconsolidated entity that is held by, and material to, the company, where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with, the company.

F.

Tabular Disclosure of Contractual Obligations

Contractual Obligations

Total

Less than

1 to 3

3 to 5

More than

1 Year

Years

Years

5 Years

Office Leases

705,000

190,000

356,000

159,000

Nil

G.

Safe Harbour

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to Item 5.E and F above.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

DIRECTORS AND SENIOR MANAGEMENT

Our directors are elected annually by our shareholders and hold office until the next annual meeting of shareholders or until their successors are duly elected and qualified, unless they sooner resign or cease to be directors in accordance with our Articles. Our last regular annual meeting was held on June 16, 2004.  Our officers who comprise our senior management are appointed by and serve at the pleasure of our board of directors.

As at the date of this Annual Report, the following persons comprised the directors and senior management of Quest:

Name	Position with Quest
Brian E. Bayley(4)	Director and Chief Executive Officer and Director
A. Murray Sinclair	Director and Managing Director
Robert G. Atkinson(2)	Director
W. David Black(1)(2)(3)	Director
Edward L. Mercaldo(1)(3)	Director
Henry J. Knowles(3)	Director
Daniel Goodman(32	Director
Michael D. Winn(4)	Director and Vice President Corporate Development
Michael Hannesson(1)(4)	Director
Robert Pollock	Senior Vice President
Susan Neale	Chief Financial Officer
Sandra Lee	Secretary

(1)

Member of our Audit Committee.

(2)

Member of our Compensation Committee.

(3)

Member of our Corporate Governance Committee.

(4)

Member of our Environmental and Governmental Committee.

None of our directors or senior management has any family relationship with any other and none were elected as a director or appointed as a member of senior management as a result of an arrangement or understanding with a major shareholder, customer, supplier or any other party.

The following is biographical information on each of our directors and senior management:

BRIAN E. BAYLEY, age 51, has served as chief executive officer and as a director of Quest since July , 2003.   Mr. Bayley was formerly a director and chief executive officer of Quest Investment Corporation from July 2002 to June 2003    Mr. Bayley is a director of Quest Ventures Ltd. (“Quest Ventures”), a private company owned by Mr. Bayley and Mr. Sinclair.   Quest Ventures specialized in bridge loan lending primarily to public companies in the resource sector and in active equity investments.  Mr. Bayley was formerly a director and officer of Quest Oil & Gas Inc. (“Quest Oil and Gas”) which was a publicly-traded oil and gas company whose shares were traded on the TSX.  Mr. Bayley was a director of Quest Oil & Gas from 1990 to 1997 and was president and chief executive officer from 1990 to 1996.  Mr. Bayley holds an MBA from Queen’s University of Kingston, Ontario.

Mr. Bayley’s principal directorships include acting as a director of the following publicly traded companies, which trade on the TSX Venture unless noted:

Issuer	Business
American Natural Energy Corp.	Oil & Gas Exploration/Development
Sanu Resources Ltd	Precious Metal exploration
Cypress Hills Resource Corp	Oil & Gas Exploration/Development
Kirkland Lake Gold Inc. (“TSX”)	Gold Mining and Exploration
Elgin Resources Inc.	Platinum Group Metals Exploration
Esperanza Silver Corporation	Precious Metal Exploration
Eurasian Minerals Inc.	Precious Metal Exploration
Greystar Resources Ltd. (“TSX”)	Precious Metal Exploration
Lagasco Corp	Oil & Gas Exploration
Midway Gold Corp	Mining/ Exploration/Development
Pan-Global Energy Ltd	Oil & Gas Exploration/Development
PetroFalcon Corporation (“TSX”)	Oil & Gas Producer
Torque Energy Inc	Oil & Gas Producer
TransAtlantic Petroleum Corp. (“TSX”)	Oil & Gas Producer

A. MURRAY SINCLAIR, age 43, has served as managing director since July  2003.  Previously Mr. Sinclair served as the chairman and director of Quest from November 2002 to July 2003.     Mr. Sinclair was formerly a director and the president of Quest Investment Corporation from July 2002 to June 2003. Mr. Sinclair has been a director of Arapaho since 1998, and is also the president of Quest Ventures.  Previously, Mr. Sinclair was the managing director of Quest Oil & Gas from 1993 to 1997 and the president and a director of Noramco Capital Corp., a private merchant banking company, from 1991 to 1996.   Mr. Sinclair obtained a B. Comm (Honours) from Queen’s University in 1984.

Mr. Sinclair’s principal directorships include acting as a director of the following publicly traded companies, which trade on the TSX Venture unless noted:

Issuer	Business
Antrim Energy Inc. (“TSX’)	Oil & Gas Exploration/Development
Aurora Platinum Corp.	Exploration/Development
Breakwater Resources Ltd (“TSX”).	Gold and Silver Mining
Elgin Resources Inc.	Platinum Group Metals Exploration
Gabriel Resources Ltd. (“TSX”)	Precious Metals Exploration
General Minerals Corporation (“TSX”)	Precious Metals Exploration
Kirkland Lake Gold Inc. (“TSX”)	Gold Mining and Exploration
Lagasco Corp	Oil & Gas Exploration
Navan Capital Corp	Capital Pool Company
Wolfden Resources Inc. (“TSX”)	Precious Metals Exploration

ROBERT G. ATKINSON, age 64, has served as a director since June 2003. Mr. Atkinson was formerly a co –vice chairman of Quest Investment Corporation from July 4, 2002 to June 30, 2003.  Mr. Atkinson was formerly president, chief executive officer and a director of Bradstone from 1997 to July 4, 2002. Mr. Atkinson was formerly president, chief executive officer and a director of Peruvian from January 2001 to July 4, 2002.  Mr. Atkinson has been the chairman and a director of A&E since 1994.  Previously, Mr. Atkinson was a director and partner of Gordon Capital Corporation from 1991 to 1993 and president and CEO of Loewen Ondaatje McCutcheon Inc. from 1987 to 1991, both Canadian investment dealers where he specialized in financing growth companies.  Mr. Atkinson is currently a director of Trimin Capital Corp. and was previously a director of Trimin Enterprises Ltd. from October 1992 to March 1999.  Mr. Atkinson is the chairman of the board of directors of Spur Ventures.  Mr. Atkinson has been a director and the president of Watersave Logic, a manufacturer of sanitary products, since 1996.  Mr. Atkinson has been a director of Roseland Resources Ltd., a TSX Venture company, since November 1995.

W. DAVID BLACK, age 62, has served as a director since April 1984.  Mr. Black has been an associate counsel of DuMoulin Black since January 2004. Previously Mr. Black was partner of DuMoulin Black from 1968 to December 2003.

Mr. Black’s principal directorships include acting as a director of the following publicly traded companies, which trade on the TSX Venture unless noted:

Issuer	Business
Viceroy Exploration Ltd.	Precious Metal exploration
Southwestern Resources Corp. (“TSX”)	Precious Metal Exploration
Pacific Wild Resources Corp (NEX)	Precious Metal Exploration
Spur Ventures Inc.	Non-metallic Mineral Exploration
SpectrumGold Inc. (“TSX”)	Precious Metal Exploration

EDWARD L. MERCALDO, age 62, has served as a director of Quest since June 2003.  Mr. Mercaldo has been the chief financial officer, executive vice-president and a director of Diamond Fields Resources Inc. since 1996.  Mr. Mercaldo also provides his services as a private consultant.  Mr. Mercaldo has been a director of Norwood Resources, a TSX Venture company engaged in oil and gas exploration, since August 2001.

HENRY J. KNOWLES, age 72, has served as a director of Quest since June 2003.  Mr. Knowles has been providing his services as a business and financial consultant since January 2003.  Previously, Mr. Knowles was counsel with Sheldon Huxtable and its predecessor firm since 1991; and from 1980 to 1983, Chairman of the Ontario Securities Commission.

Mr. Knowles’ principal directorships include acting as a director of the following publicly traded companies, which trade on the TSX Venture unless noted:

Issuer	Business
Automodular Corporation (“TSX”)	Industrial
Samuel ManuTech Inc. (“TSX”)	Industrial
Wolfden Resources Inc. (“TSX”)	Precious Metal Exploration
Dominion Citrus Limited (“TSX”)	Industrial
Cavell Energy Corporation (‘TSX”)	Oil & Gas
Metalcorp Limited	Mining (Except oil & gas)

DANIEL GOODMAN, age 34, has served as a director of Quest since June 2003.  Mr. Goodman has been the vice-president, associate portfolio manager of Dundee Securities Corporation since September 2001.  Previous positions included branch manager and registered representative of Dundee Private Investors from May 2001 to September 2001; president, chief executive officer and director of Dundee Private Investors May 2000 to September 2001; chief executive officer and vice-chairman of Dundee Insurance Agency from March 2000 to May 2001; and president, secretary of Dundee Private Investors from February 1998 to May 2001.

Mr. Goodman’s principal directorships include acting as a director of the following publicly traded companies, which trade on the TSX Venture unless noted:

Issuer	Business
Valdez Gold Inc	Exploration

MICHAEL D. WINN, age 42, has served as a director and vice-president corporate development of Quest since November 2002.  Mr. Winn is currently president of Terrasearch Inc., a financial consulting company, since January 1997.  Previously, Mr. Winn spent four years as an analyst for a southern California based brokerage firm (Global Resource Investments, Ltd) where he was responsible for the evaluation of emerging oil and gas and mining companies.  Mr. Winn has worked in the oil and gas industry since 1983 and the mining industry since 1992.  Mr. Winn obtained a B.S. in geology from the University of Southern California.

Mr. Winn’s principal directorships include acting as a director of the following publicly traded companies, which trade on the TSX Venture unless noted:

Issuer	Business
Aurora Platinum Corp.	Exploration/Development
Eurasian Minerals Inc.	Precious Metal Exploration
General Minerals (“TSX”)	Precious Metals Exploration
Lake Shore Gold Corp.	Mineral Exploration
Mena Resources Inc.	Precious Metals Exploration
Sanu Resources Ltd	Precious Metals Exploration

MICHAEL HANNESSON, age 58, was elected to the board by the shareholders at the annual general meeting held June 17, 2004.  Mr. Hannesson has served as the president and director of Eurobel Capital Partners Corp,, a private company, since 2000.  Previously Mr. Hannesson was president of Dynam Capital Corp. from 1996 to 2000.

ROBERT POLLOCK, age 35, has served as our senior vice-president since October 2003.  Previously, Mr. Pollock was vice-president of Investment Banking for Dundee Securities Corporation a wholly-owned subsidiary of Dundee Wealth Management Inc. a TSX listed wealth management company based in Toronto.  Mr. Pollock holds a MBA designation from St. Mary’s University in Halifax and a Bachelor of Arts degree from Queen’s University In Kingston.

SUSAN NEALE, age 39, has served as our Chief Financial Officer since August 2001.  Previously, Ms Neale was Controller of Quest from June 1996 to May 2001 and senior accountant from 1991.  Ms Neale is a certified general accountant.

SANDRA LEE, age 40, has served as our corporate secretary since July 2003. Ms. Lee is a certified legal assistant. Previously, she was assistant corporate secretary and corporate secretary of Quest Oil & Gas from May 1995 to April 1997.  Previously, she worked as a legal assistant for a number of large law firms in the areas of corporate and securities laws. In addition, Ms. Lee serves as corporate secretary of a number of publicly traded companies listed on the TSX Venture in connection with her employment by Quest Management.

B.

COMPENSATION

Compensation of Named Executive Officers

We currently have five named executive officers, Brian E. Bayley, our president and chief executive office appointed in July 2003, Ronald K. Netolitzky, our former president and chief executive officer prior to July 2003, A. Murray Sinclair, our managing director, Susan Neale, our chief financial officer, and Michael Winn, our vice-president corporate development (the “Named Executives”). The following table sets out the compensation awarded, paid to or earned by our Named Executives during the fiscal year ended December 31, 2003:

Summary Compensation Table

(1)

In June 2003, the shares were consolidated on a three-for-one basis.  Options for prior periods have been restated to reflect the share consolidation as if it had occurred at the beginning of the earliest period reported.

(2)

Stock option benefits and directors' fees.

(3)

Mr. Bayley was appointed President and Chief Executive Officer in July 2003.  Prior to July 2003, Mr. Netolitzky served as President and Chief Executive Officer.

(4)

Salaries since appointment as senior officers in July 2003 (effective date of the arrangement involving the Company).  In November 2003, the Board approved annual salaries of $300,000.

(5)

Bonuses paid by the Company in November 2003 that assumed on the acquisition of Quest Investment Corp.

Total compensation for all senior officers during the year ended December 31, 2003 totalled $1,818,187.

The following table sets forth stock options granted under the stock option plan of the Company or otherwise during the most recently completed financial year to each of the Named Executive Officers.

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security)	Expiry Date
Brian E. Bayley	1,100,000	14.8%	$1.95	$1.95	November 20, 2008
Ronald K. Netolitzky	250,000	3.4%	$1.95	$1.95	November 20, 2008
A. Murray Sinclair	1,100,000	14.8%	$1.95	$1.95	November 20, 2008
Susan M. Neale	500,000	6.7%	$1.95	$1.95	November 20, 2008
Michael Winn	750,000	10.1%	$1.95	$1.95	November 20, 2008

The following table sets forth details of all exercises of stock options during the most recently completed financial year by each of the Named Executive Officers, the number of unexercised options held by the Named Executive Officers at the financial year-end and the value of unexercised in-the-money options on an aggregated basis at the financial year-end.

Name	Securities Acquired on Exercise(1) (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SARs at Financial Year-End ($) Exercisable/ Unexercisable
Brian E. Bayley	Nil	N/A	275,000 / 825,000	Nil / Nil
Ronald K. Netolitzky	80,000	66,400	276,666 / Nil	Nil / Nil
A. Murray Sinclair	113,333	80,800	275,000 / 825,000	Nil / Nil
Susan M. Neale	100,000	117,000	62,500 / 437,500	Nil / Nil
Michael Winn	Nil	N/A	300,833 / 460,500	91,799 / Nil

(1)

In June 2003, the shares were consolidated on a three-for-one basis.  Securities acquired on exercise have been restated to reflect the share consolidation as if it had occurred at the beginning of the year.

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

Compensation of Directors

The current independent directors of the Company receive $1,500 for each meeting and $500 for each telephone meeting attended.  Independent directors providing services under a committee of the Board receive

$1,000 for each committee meeting attended.  In addition, committee chairs also receive a $4,000 retainer for completion of their duties.  During the financial year ended December 31, 2003, we paid total directors’ fees of $34,500.

Our directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors.

Audit Committee

Our Audit Committee consists of Edward Mercaldo, Michael Hannesson and W. David Black as of the date of this Annual Report.     Members of the Audit Committee may be appointed any time by our board of directors. Our board of directors, in its discretion, may change the membership and fill vacancies in the committee, otherwise members shall serve until their successor is appointed or until their earlier resignation.

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

Compensation Committee

Our Compensation Committee, consists of Daniel Goodman, W. David Black and Robert G. Atkinson, has the responsibility for the determining the executive officers compensation and administrating employee benefit plans.

D.

EMPLOYEES

The number of employees at the end of the period was as follows:

Area	Full-time 2003	Full-time 2002	Full-time 2001
Vancouver	16	8	5
Toronto	2	-	-
Castle Mountain Mine	10	12	12
Brewery Creek Mine(1)	1	1	1

(1)

During the field season (May-October 2003) the number of employees was 13.

E.

SHARE OWNERSHIP

Our directors and senior management currently beneficially own the following number of our securities:

Name	Number of Class A Shares Beneficially Owned(1)	Percentage Of Class A Shares Owned(2)	Number of Class B Shares Beneficially Owned(1)	Percentage of Class B Shares Owned(2)
Brian E. Bayley	1,291,656	1.5%	304,906	7.1%
A. Murray Sinclair	586,366	0.7%	341,705	8.0%
Robert G. Atkinson	409,899	0.5%	167,500	3.9%
W. David Black	176,832	0.2%	NIL	N/A
Edward L. Mercaldo	262,307	0.3%	NIL	N/A
Daniel Goodman	41,667	0.0%	NIL	N/A
Michael Hannesson	NIL	N/A	NIL	N/A
Henry J. Knowles	NIL	N/A	NIL	N/A
Michael Winn	83,333	0.1%	NIL	N/A
Robert Pollock	2,000,000	2.4%	NIL	N/A
Susan Neale	142,043	0.2%	NIL	N/A
Sandra Lee	5,000	N/A	NIL	N/A

(1)

The information as to securities beneficially owned or over which a director or officer exercises control or direction, not being within the knowledge of Quest, has been furnished by the respective persons individually.

(2)

Based on 83,283,267 Class A shares and 4,276,851 Class B shares issued and outstanding at June 22, 2004.

Options to Purchase Securities from Quest

Our directors, officers and members of our senior management hold the following stock options to purchase additional Class A shares.

Name	Number of Common Shares under Options Granted in Last Fiscal Year	Number of Common Shares under Options Outstanding at		Price Exercise (Cdn$)	Expiration Date
		December 31, 2003	June22, 2004
Directors:
Brian E. Bayley, Chief Executive Officer, President and Director	1,100,000	1,100,000	1,100,000	$1.95	Nov 20, 2008
A. Murray Sinclair, Managing Director	1,100,000	1,100,000	1,100,000	$1.95	Nov 20, 2008
Robert G. Atkinson, Director	250,000	250,000	250,000	$1.95	Nov 20, 2008
W. David Black	250,000	250,000 13,333 13,333	250,000 NIL 13,333	$1.95 $4.89 $1.80	Nov 20, 2008 May 17, 2004 May 18, 2005
Edward L. Mercaldo	250,000	250,000	250,000	$1.95	Nov 20, 2008
Daniel Goodman	250,000	250,000	250,000	$1.95	Nov 20, 2008
Michael Hannesson	NIL	NIL	NIL	N/A	N/A
Henry J. Knowles	250.000	250,000	250,000	$1.95	Nov 20, 2008
Michael Winn, VP Corporate Development and Director	750,000 113,333	750,000 113,333	750,000 113,333	$1.95 $0.81	Nov 20, 2008 Oct 22,2007
Officers:
Robert Pollock Senior Vice-President	1,000,000	1,000,000	1,000,000	$1.95	Nov 20, 2008
Susan Neale, Chief Financial Officer	500,000	500,000	500,000	$1.95	Nov 20, 2008
Sandra Lee, Secretary	250,000	250,000	250,000	$1.95	Nov 20, 2008

Stock Option Plan

Under our Stock Option Plan, (the "Plan"), we may grant to directors, officers, employees, consultants and advisors, options to purchase Class A shares of Quest. The purpose of the Plan is to provide incentives to certain of our directors, officers, employees, consultants and advisors to the Company and its subsidiaries. The aggregate number of shares reserved for issuance under the Plan is 8,319,000 Class A shares (or in the event the Company provides notice of conversion of Class B shares into Class A shares, 8,852,000 Class A shares). The number of shares reserved for issuance to any one person under the Plan, together with shares which that person may acquire under any similar plan of Quest may not exceed 5% of the total issued and outstanding common shares. Under the Plan, we designate the maximum number of shares that are subject to an option. The exercise price per share of an option may not be set at less than the closing market price at which the shares are traded on the TSX on the trading day immediately preceding the date the option is granted.

We may grant, pursuant to the policies of the TSX, stock options to directors, officers and employees of and consultants to Quest and its subsidiaries in consideration of them providing their services to Quest or its subsidiaries. The number of shares subject to each option is determined by our board of directors within the guidelines established by the TSX. The options enable such persons to purchase shares of Quest at a price fixed pursuant to the rules of the TSX. The option agreements must provide that the option can only be exercised by the optionee and only so long as the optionee shall continue in the capacity as a director, officer or employee of or consultant to Quest or subsidiary or as an employee of the management company and during a period of not more than 90 days after ceasing to be a director, officer, employee or consultant (30 days if employed in an investor relations capacity) or, if the optionee dies, one year from the date of the optionee’s death. The options are exercisable by the optionee giving us notice and payment of the exercise price for the number of shares to be acquired. The agreements further provide that disinterested shareholder approval will be obtained prior to the reduction of the exercise price of options granted to insiders.

As at December 31, 2003, we had 7,725,828 options outstanding at a weighted average exercise price of $1.97 per share.  On May 17, 2004, 106,664 options with an exercise price of $4.89 expired.

ITEM 7.

MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS

A.

MAJOR SHAREHOLDERS

Quest is currently a publicly-held corporation, with its shares held by residents of Canada, the United States of America and other countries. To the best of our knowledge, no person, corporation or other entity is a beneficial owner of more than 5% of the Class A shares or Class B shares of Quest, being the only classes of our securities with voting rights, except for those listed below:

Name and Relationship to Corporation	Number of Shares Beneficially Owned as at June 22, 2003(1)	Percentage of Each Class(2)
Exploration Capital Partners 2000 Limited Partnership/Rick Rule(3)	10,425,557 Class A Shares 918,839 Class B Shares	12.5% 21.5%
Brian Bayley(4)	1,169,087 Class A Shares directly and 122,569 Class A Shares indirectly 304,906 Class B Shares	1.5% 7.1%
A. Murray Sinclair(5)	586,366 Class A 341,705 Class B	0.7% 8.0%

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

(2)

Based on 83,283,267 Class A shares and 4,276,851 Class B shares issued and outstanding at June 22, 2004.  The holders of Class A and Class B shares are entitled to one vote for each share held.  Class B shares are convertible into 1.25 Class A shares for each Class B share held.

(3)

Held indirectly through a family trust and through Exploration Capital Partners 2000 Limited Partnership that is a Nevada limited partnership.  The general partner of Exploration Capital Partners 2000 Limited Partnership is Resource Capital. Richards (Rick) Rule is the President and director of Resource Capital and owns, indirectly through a family trust, 90% of the shares of Resource Capital.

The shares held by Exploration Capital Partners 2000 Limited Partnership/Rick Rule represents 12.96% of the total votes attaching to the outstanding Quest Class A Shares and Quest Class B Shares.

(4)

The shares held by Mr. Bayley represent 1.8% of the total votes attaching to the outstanding Quest Class A Shares and Quest Class B Shares.

(5)

The shares held by Mr. Sinclair represent 1.1% of the total votes attaching to the outstanding Quest Class A Shares and Quest Class B Shares.

Except as described below, there have not been any significant changes in the percentage ownership held by any of the major shareholders of Quest during the past three years:

Name and Relationship to Corporation	Date of Significant Change of Beneficial Ownership	Description of Significant Change of Beneficial Ownership
Arrow Resources Investment Limited (“Arrow”)	Oct 2001 June 2002

Arrow acquired 15,870,000 pre-consolidation common shares of Quest on closing of an agreement among, inter alia, Quest and NM Rothschild & Sons (Australia) Limited (“Rothschild”) or its nominee would acquire 15,870,000 common shares from treasury.

Arrow sold 12,870,000 pre-consolidation common shares of Quest

Exploration Capital Partners 2000 Limited Partnership(“ECP2000LP”)/A. Richards Rule (“Rule”)	Nov 2002 June 2003

ECP2000LP purchased 1,375,000 pre-consolidation common shares of Quest, prior to the purchase ECP2000LP and Rule, through various ownerships owned 9,685,000 pre-consolidation common shares.

ECP2000LP acquired 2,929,511 Class A Shares as result of the Arrangement.  In addition, pursuant to a private placement of Quest acquired 2,200,000 units of Quest at a price of $1.20 per unit (the “Units”).  Each Unit consists of one Class A Share and share purchase warrant.  Each share purchase warrant entitles the holder to purchase one Class A Share for a period of five years exercisable at a price of $1.50.

Rule, through various ownerships, acquired 3,176,463 Class A Shares and 898,842 Class B Shares pursuant to the Arrangement and 895,000 Units pursuant to the private placement.

Brian E. Bayley	June 2003

Mr. Bayley was issued 768,323 Class A Shares in exchange for 730,762 Class A shares of Quest Investment Corporation and 304,906 Class B Shares in exchange for his 290,000 Class B shares of Quest Investment Corporation on closing of the Arrangement.

A. Murray Sinclair	June 2003

Mr. Sinclair was issued 461,900 Class A Shares in exchange for 439,319 Class A shares of Quest Investment Corporation and 341,705 Class B Shares in exchange for his 325,000 Class B shares of Quest Investment Corporation on closing of the Arrangement.

Transfer Agent

Based on the records of Computershare Trust Company of Canada, our transfer agent, at May 30, 2004 there were:

(a)

1,586 registered holders of our Class A shares with United States addresses who collectively held 20,071,393 shares or approximately 24.13% of our issued and outstanding Class A shares; and

(b)

One registered holder of our Class B shares with a United States address who holds 58,353 shares or approximately 1.36% of our issued and outstanding Class B shares.

Outstanding Voting Securities

The authorized capital of Quest consists of an unlimited number of First Preferred Shares, Second Preferred Shares, Class A Shares (the “Class A Shares”) and Class B Voting Shares (the “Class B Shares”), in each case without nominal or par value.  As of June 22, 2004, there were 83,283,267 Class A Shares and 4,276,851 Class B Shares and no First Preferred or Second Preferred Shares issued and outstanding.  The holders of the Class A Shares and Class B Shares are entitled to one vote per share held.

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

B.

RELATED PARTY TRANSACTIONS

Except as disclosed below, Quest has not since January 1, 2003 entered into or made, and does not propose to enter into or make:

(1)

any transaction with a related party which is either material to Quest or the related party to which Quest or any its former subsidiaries was or is proposed to be a party;

(2)

any transaction with a related party which is unusual in its nature or conditions involving goods, services or tangible or intangible assets to which Quest or any its subsidiaries was or is proposed to be a party;

(3)

any loans or guarantees directly by Quest or through any of Quest’s subsidiaries to or for the benefit of any related party.

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

(c)

individuals owning, directly or indirectly, shares of Quest that gives them significant influence over Quest and close members of such individuals’ families;

(d)

key management personnel (persons having authority and responsibility for planning, directing and controlling the activities of Quest including directors and senior management and close members of the families of Quest’s directors and senior management); or

(e)

enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

Arrangement Transaction

Our directors, officer and significant shareholders had the following interests in the Arrangement, as described in detail in Item 4 of this Annual Report:

(1)

Brian Bayley, our chief executive officer and a director, was issued 768,323 Class A Shares in exchange for his 730,762 Class A shares of Quest Investment Corporation and 304,906 Class B Shares in exchange for his 290,000 Class B shares of Quest Investment Corporation.  Mr. Bayley is a director and officer and principal shareholder of Arapaho Capital Corp., the sole shareholder of Quest Management Corporation prior to the completion of the Arrangement.   Mr. Bayley was a director and the chief executive officer of Quest Investment Corporation. Mr. Bayley was appointed as our chief executive officer and a director on completion of the Arrangement.

(2)

A. Murray Sinclair, our managing director, was issued 461,900 Class A shares in exchange for 439,319 Class A shares of Quest Investment Corporation and 341,705 Class B shares in exchange for his 325,000 Class B shares of Quest Investment Corporation    Mr. Sinclair was a director and officer of Avatar Petroleum Inc. but did not hold any securities of Avatar Petroleum Inc.  Mr. Sinclair is a director and officer and principal shareholder of Arapaho Capital Corp, the sole shareholder of Quest Management Corporation prior to completion of the Arrangement.   Mr. Sinclair was a director and the president of Quest Investment Corporation.  Mr. Sinclair was chairman of our board and reappointed as managing director on completion of the Arrangement

(3)

Robert G. Atkinson, a member of our board of directors, was issued 544,963 Capital Class A shares in exchange for his 518,321 Class A shares of Quest Investment Corporation and 178,212 Class B shares in exchange for his 169,500 Class B shares of Quest Investment Corporation.  Mr. Atkinson was a director and co-vice chairman of Quest Investment Corporation and was appointed as a director of Quest on completion of the Arrangement.

(4)

Edward Mercaldo, a member of our board of directors, was issued 78,224 Class A shares in exchange for his 74,400 Class A shares of Quest Investment Corporation, 162,500 Class A shares in exchange for his 487,500 common shares of Viceroy and 28,250 Class A shares in exchange for his 100,000 common shares of Avatar. Mr. Mercaldo was a director of Quest Investment Corporation and appointed a director of Quest on completion of the Arrangement.

(5)

Sandra Lee, our corporate secretary, was issued 5,000 Class A warrants in exchange for her 15,000 Common Share warrants.   Ms. Lee was the corporate secretary for Quest Investment Corporation and was appointed the corporate secretary of Quest Capital on completion of the Arrangement.

(6)

Exploration Capital Partners 2000 Limited Partnership/A. Richards Rule, one of our principal shareholders, was issued 3,170,261 Class A shares in exchange for 3,015,276 Class A shares of

            Quest Investment Corporation; 898,842 Class B shares in exchange for 854,900 Class B shares of Quest Investment Corporation and 1,205,876 Class A shares in exchange for 4,268,585 shares of Avatar Petroleum Inc.

Bridge Loans and Convertible Debentures

We often require the ability to nominate at least one member to the Board of Directors to companies to which we grant credit. The nominee may at times be an employee, officer or director of the Company. As a result, we have made loans to borrowers that have certain directors and officers in common.

As at December 31, 2003 bridge loans and convertible debentures included $2,516,000 in amounts due from borrowers that have certain directors and officers in common.  During the year ended December 31, 2003, we received $119,500 in interest and related fees from borrowers that have certain directors and officers in common.  We also, made a provision during the year ended December 31, 2003, for a bridge loan loss of $84,000 from a borrower that has one director in common.

As at June 22, 2004 bridge loans and convertible debentures included $5.3 million in amounts due from borrowers with certain directors and officers in common.

Loan Syndicate Participants

From time to time, we syndicate bridge loans to parties with whom we may have directors and officers in common.  When we syndicate bridge loans, loans are made by ourselves and the syndicate participants to the borrower.  We will receive a portion of the interest payable and commitment fee or bonus shares payable by the borrower to each syndicate participant as administration fees.   We consider that the amounts payable to us in these syndicated loan transactions as administration fees and are not material in relation to our overall business.  In all cases, loan syndicate participants with director and officers in common have participated on the same terms and conditions as arms-length loan syndicate participants.  During the year ended December 31, 2003 we received $39,000 in syndication loan administration fees from parties that have certain directors and officers in common.

Marketable Securities and Investments

From time to time, we may acquire shares of publicly traded or private companies that have certain directors and officers in common.  As at December 31, 2003, marketable securities and investments included $6,406,000 with companies that have common directors and officers in common.  We also recorded a gain of $2.6 million on disposal of securities in companies that have certain common director and officers.

Management Fees

During the year ended December 31, 2003 we received $456,000 in management fees from companies that have certain directors and officer in common.

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

Legal Proceedings

We are not a party to any legal proceedings and are not aware of any such proceedings known to be contemplated except as follows:

On March 22, 2002, Quest Investment Corporation and other parties were named as Defendants in an action in the Supreme Court of British Columbia in which 542202 B.C. Ltd., a private company controlled by Tomoson Kusumoto, is the Plaintiff.  The Plaintiff claims a balance due for consulting services allegedly provided by 542202 B.C. Ltd. in 1996 and 1998 and also seeks a declaration for the sale of certain shares alleged to have been pledged by 403401 B.C. Ltd to 542202 B.C. Ltd as security for the claimed sums.  Quest, as successor to Quest Investment Corporation, intends to fully defend this claim.

We have filed a counterclaim against Mercury Partners & Company Inc. and Tomoson Kusumoto seeking $1.125 million and interest thereon in relation to a long outstanding debt owed by Pacific Mercantile Company Limited (the successor to which is Mercury Partners & Company Inc.) to H. J. Forest Products Ltd. (the successor to which is Quest).  The outcome of the counterclaim is uncertain.

We had commenced legal proceedings against Australian Mining Consultants Pty Ltd. (“AMC”) in the Federal Court of Australia.  The proceedings arose from AMC’s due diligence investigation in relation to the Company’s acquisition of the Bounty Mine in 1999.  In May 2004, the Company reached a settlement agreement with AMC and received approximately AUS$2.0 million after making required payments to the Administrator for amounts due to the creditors of the Company’s Australian subsidiaries.

Dividends

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

ITEM 9.

THE OFFER AND LISTING

A.

OFFER AND LISTING DETAILS

Our authorized capital consists of an unlimited number of First Preferred Shares, Second Preferred Shares, Class A shares and Class B shares, in each case without nominal or par value.  The holders of the Class A shares and Class B shares are entitled to one vote per share held.  All shares are initially issued in registered form.  There are no restrictions on the transferability of the shares imposed by our constating documents.

Class A and Class B Shares:

Our Class A Shares and Class B Shares were listed for trading on the TSX under the trading symbols QC.A and QC.B, respectively, on July 4, 2003 upon completion of the Arrangement.  The following is a summary of the high and low market prices of our Class A shares and Class B shares since July 4, 2003 on an annual basis:

CLASS A SHARES

Year	High (Cdn$)	Low (Cdn$)
2004 (to June 22, 2004)	$1.95	$1.31
2003	$2.04	$1.43

CLASS B SHARES

Year	High (Cdn$)	Low (Cdn$)
2004 (to June 22, 2004)	$2.54	$1.69
2003	$3.00	$1.51

The following is a summary of the high and low market prices of our Class A shares and Class B shares on the TSX since July 4, 2003 on a quarterly basis.

CLASS A SHARES

Year	High (Cdn$)	Low (Cdn$)
2004
2nd Quarter (to June 22, 2004)	$1.65	$1.31
1st Quarter	$1.95	$1.45
2003
4th Quarter	$2.04	$1.51
3rd Quarter	$1.99	$1.43

CLASS B SHARES

Year	High (Cdn$)	Low (Cdn$)
2004
2nd Quarter (to May 30, 2004)	$2.15	$1.90
1st Quarter	$2.54	$1.69
2003
4th Quarter	$3.00	$2.05
3rd Quarter	$2.39	$1.51

The following is a summary of the high and low market prices of our Class A Shares and Class B Shares on the TSX on a monthly basis during the past six months:

CLASS A SHARES

Month and Year	High (Cdn$)	Low (Cdn$)
May 2004	$1.55	$1.36
April 2004	$1.65	$1.46
March 2004	$1.59	$1.45
February 2004	$1.79	$1.51
January 2004	$1.95	$1.61
December 2003	$1.95	$1.51
November 2003	$2.03	$1.81

CLASS B SHARES

Month and Year	High (Cdn$)	Low (Cdn$)
May 2004	$2.15	$1.90
April 2004	$2.15	$1.30
March 2004	$1.77	$1.69
February 2004	$2.15	$1.77
January 2004	$2.54	$2.15
December 2003	$2.80	$2.54
November 2003	$3.00	$2.05

Common Shares

Our Common Shares were listed for trading on the TSX under the trading symbol VOY until July 4, 2003.  The following is a summary of the high and low market prices of the Common Shares (pre-consolidation) during the last five financial years, on an annual basis:

Year	High (Cdn$)	Low (Cdn$)
2003	$0.62	$0.375
2002	$0.38	$0.10
2001	$0.39	$0.07
2000	$1.08	$0.21
1999	$2.60	$0.71

The following is a summary of the high and low market prices of the Common Shares (pre-consolidation) on the TSX during the two most recent financial years on a fiscal quarter basis.

Year	High (Cdn$)	Low (Cdn$)
2003
2nd Quarter	$0.62	$0.45
1st Quarter	$0.55	$0.375
2002
4th Quarter	$0.45	$0.27
3rd Quarter	$0.38	$0.20
2nd Quarter	$0.34	$0.15
1st Quarter	$0.30	$0.10

B.

PLAN OF DISTRIBUTION

Not applicable.

C.

MARKETS

Class A and Class B Shares

Our Class A Shares and Class B Shares have traded under the trading symbols QC.A and QC.B, respectively, since July 4, 2003.

Common Shares

The Common Shares were traded on the TSX prior to the completion of the Arrangement on July 4, 2003 under the symbol VOY.

Other than described above, our shares are not and have not been listed or quoted on any other exchange or quotation system.

D.

SELLING SHAREHOLDERS

Not applicable.

E.

DILUTION

Not applicable.

F.

EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.

ADDITIONAL INFORMATION

A.

SHARE CAPITAL

Not Applicable.

B.

MEMORANDUM (NOTICE OF ARTICLES) AND ARTICLES OF ASSOCIATION

1.

INCORPORATION

Quest was formed on April 6, 1984 under the name “Viceroy Resource Corporation upon the amalgamation of Viceroy Petroleums Ltd and B&B Resource Inc.  The amalgamation was completed pursuant to a court approved arrangement pursuant to the British Columbia Company Act (the “Company Act”).  The name of the Company was changed to "Quest Capital Corp." effective June 30, 2003.  See also Item 4 of this Annual Report under the heading “Name, Incorporation and Offices”.

The Business Corporations Act (British Columbia) (the " Business Corporations Act") has been adopted in British Columbia and is now in effect.  The Business Corporations Act replaces the Company Act (British Columbia) (the "Former Act") and adopts many provisions similar to those contained in corporate legislation elsewhere in Canada.  The Business Corporations Act also uses new forms and terminology; most particularly a Memorandum is now called a "Notice of Articles".  The Company has taken steps to bring its charter documents into conformity with the Business Corporations Act and to that end has filed its Notice of Articles, which replaces the Company's "Memorandum", with the Registrar of Companies (British Columbia).

The Company received shareholder approval on June 16, 2004 of certain amendments to its Notice of Articles (the "Altered Notice of Articles"), approval of a new form of Articles (the "New Articles") with a view to updating its charter documents to bring them into line with the Business Corporations Act and incorporating some of the new provisions of the Business Corporations Act as well as approval of certain changes to its share capital.  These changes were made effective of June 21, 2004 and the description of rights, preferences and restrictions attaching to each class of Shares as a result of such changes is included in Item 3 below.

Quest is entitled under the Business Corporations Act to carry on all lawful businesses which can be carried on by a natural person.

The following is a summary of certain material provisions of Quest’s Altered Notice of Articles and New Articles and certain provisions of the Business Corporations  Act applicable to Quest:

2.

DIRECTORS

A.

Director’s power to vote on a proposal, arrangement or contract in which the director is interested.

The New Articles provide that when a director holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director (i.e., a disclosable interest), he must declare the nature and extent of his interest in such contract or transaction or of any other possible conflict, in accordance with the provisions of the Business Corporations Act.   A director who holds a disclosable interest may not vote on the transaction but will be counted in the quorum present at the meeting at which such vote is taken.

According to the Business Corporations Act, a director holds a disclosable interest in a contract or transaction if:

1.

the contract or transaction is material to the company;

2.

the company has entered, or proposes to enter, into the contract or transaction, and

3.

either of the following applies to the director:

a.

the director has a material interest in the contract or transaction;

b.

the director is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction.

However, the Business Corporations Act also provides that in the following circumstances, a director does not hold a disclosable interest in a contract or transaction:

1.

where the situation that would otherwise constitute a disclosable interest arose before the coming into force of the Business Corporations Act or, if the company was recognized under the Business Corporations Act, before that recognition, and was disclosed and approved under, or was not required to be disclosed under, the legislation that:

a.

applied to the company on or after the date on which the situation arose; and

b.

is comparable in scope and intent to the provisions of the Business Corporations Act;

2.

where both the company and the other party to the contract or transaction are wholly owned subsidiaries of the same corporation;

3.

where the company is a wholly owned subsidiary of the other party to the contract or transaction;

4.

where the other party to the contract or transaction is a wholly owned subsidiary of the company; or

5.

where the director or senior officer is the sole shareholder of the company or of a corporation of which the company is a wholly owned subsidiary.

The Business Corporations Act further provides that a director of a company does not hold a disclosable interest in a contract or transaction merely because:

1.

the contract or transaction is an arrangement by way of security granted by the company for money loaned to, or obligations undertaken by, the director or senior officer, or a person in whom the director or senior officer has a material interest, for the benefit of the company or an affiliate of the company;

2.

the contract or transaction relates to an indemnity or insurance;

3.

the contract or transaction relates to the remuneration of the director or senior officer in that person's capacity as director, officer, employee or agent of the company or of an affiliate of the company;

4.

the contract or transaction relates to a loan to the company, and the director or senior officer, or a person in whom the director or senior officer has a material interest, is or is to be a guarantor of some or all of the loan; or

5.

the contract or transaction has been or will be made with or for the benefit of a corporation that is affiliated with the company and the director or senior officer is also a director or senior officer of that corporation or an affiliate of that corporation.

B.

Directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

The compensation of the directors is decided by the directors unless the board of directors requests approval to the compensation from the shareholders.  If the issuance of compensation to the directors is decided by the directors, a quorum is the number of  directors in office as set by the directors and, if not so set, is deemed to be set at two directors.

C.

Borrowing powers exercisable by the directors.

The directors may, on behalf of the Company:

1.

Borrow money in such manner and amount, on such security, from such sources and upon such terms, and conditions as they consider appropriate;

2.

Issue bonds, debentures, and other debt obligations either outright or as a security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

3.

Guarantee the repayment of money by any other person or the performance of any obligation or any other person; and

4.

Mortgage, charge or give other security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future).

D.

Retirement and non-retirement of directors under an age limit requirement.

There are no such provisions applicable to the Company under its Altered Notice of Articles and New Articles or the Company Act.

E.

Number of shares required for a director’s qualification.

A director of the Company shall not be required to hold a share in the capital of the Company as qualification for his office.

3.

RIGHTS, PREFERENCES AND RESTRICTIONS ATTACHING TO EACH CLASS OF SHARES

As of the date of the Annual Report, the authorized capital of Quest consists of an unlimited number of First Preferred Shares, Second Preferred Shares, Class A Voting Shares (the "Class A Shares") and Class B Voting Shares (the "Class B Shares"), in each case without nominal or par value.  As at June 22, 2004, there were 83,283,267 Class A Shares and 4,276,851 Class B Shares and no First Preferred or Second Preferred Shares issued and outstanding.  The holders of the Class B Shares are entitled to receive dividends and to participate in the distribution of assets on winding up or liquidation of Quest ratably with the holders of the Class A Shares subject to the rights of holders of any other class of shares of Quest entitled to receive dividends or to participate in the distribution of assets in priority to or ratably with the Class B Shares. The holders of the Class A Shares and Class B Shares are entitled to one vote per share.

The Class B Shares are convertible at any time at the option of the holder and the Company into Class A Shares on the basis of 1.25 Class A Shares for each Class B Share held.  We expect that most of the holders of the Class B Shares will give notice to convert their Class B Shares into Class A Shares promptly.  The Company will review the number of outstanding Class B Shares and if the number outstanding falls below a sufficient number to maintain, in the Company's opinion, a sufficiently liquid market in the Class B Shares, the Company will provide a notice to all remaining Class B shareholders, to effect the conversion of the Class B Shares into Class A Shares.  In connection with such conversion, the Company will apply to the TSX for a delisting of the Class B Shares.

If all Class B Shares are converted into Class A Shares, the New Articles provide directors of the Company with the ability, either by directors' resolution or by ordinary resolution, to delete the Class B Shares from the Company's authorized capital if they determine such deletion to be appropriate.

First Preferred Shares and Second Preferred Shares may be issued in one or more series.  The directors of the Company may by resolution of the directors before the issue of any series alter the Company's Notice of Articles to fix the number of preferred shares in a series and create, attach and define special rights such as payment of dividends and rights of redemption, conversion and retraction.  Holders of First Preferred Shares shall be entitled to one vote in respect of each First Preferred Share held at general meetings.  Holders of Second Preferred Shares shall not be entitled as such to vote at any general meeting of shareholders of the Company.  Holders of First Preferred Shares of each series rank on a parity with the First Preferred Shares of every other series and are entitled to preference over the Second Preferred Shares, Class A Shares and Class B Shares.  Holders of Second Preferred Shares of each series rank on a parity with the Second Preferred Shares of every other series and are entitled to preference over the Class A Shares and the Class B Shares.

There are no indentures or agreements existing or proposed limiting the payment of dividends and there are no special liquidation rights or pre-emptive rights.  The presently outstanding share capital is not subject to any call or assessment, all having been issued as fully paid and non-assessable.

With respect to the rights, preferences and restrictions attaching to the Company’s common shares (i.e., the Class A Shares and the Class B Shares), there are generally no significant differences between Canadian and United States law as the shareholders, or the applicable corporate statute, will determine the rights, preferences and restrictions attaching to each class of the Company’s shares.

4.

CHANGES TO RIGHTS AND RESTRICTIONS TO SHARES

The Business Corporations Act provides that a company may, by the type of shareholders' resolution specified by the articles, or, if the articles do not specify the type of resolution, by a special resolution:

i)

create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

ii)

vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

If special rights and restrictions are altered and any right or special right attached to issued shares is prejudiced or interfered with, then the consent of the holders of shares of that class or series by a special separate resolution will be required.

Subject to the Business Corporations Act, the New Articles provide the directors of the Company with the ability to alter the rights or restrictions of any class or series of shares:

1.

by directors’ resolution or by ordinary resolution, in each case as determined by the directors, if none of those shares have been issued; and

2.

by special resolution of the shareholders of the class or series affected (i.e., approved by at least 66⅔% of the votes cast at a meeting of those shareholders or consented to in writing by each of those shareholders), do any of the acts in the preceding paragraph, if any of the shares of the class or series of shares have been issued.

The Business Corporations Act also provides that Quest may reduce its capital if it is authorized to do so by a court order, or, if the capital is reduced to an amount that is not less than the realizable value of the company's assets less its liabilities, by a special resolution or court order.

Generally, there are no significant differences between British Columbia and United States law with respect to changing the rights of shareholders as most state corporation statutes require shareholder approval (usually a majority) for any such changes that affect the rights of shareholders.

5.

MEETINGS OF SHAREHOLDERS

The Company must hold its annual general meeting once in every calendar year (being not more than 15 months from the last annual general meeting) at such time and place to be determined by the directors of the Company.  The Company must publish an advance notice in the manner required by the Business Corporations Act of any general meeting at which directors are to be elected.  The directors may fix in advance a date, which is no fewer than 21 days prior to the date of the meeting.  All the holders of common shares as at that date are entitled to receive notice of and to attend and vote at a general meeting.

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

6.

RIGHTS TO OWN SECURITIES

There are no limitations under the applicable laws of Canada, except as provided in the Investment Canada Act (the “ICA”) as described below, or by the Company’s charter or other constituent documents on the rights of non-resident or foreigners to hold or vote common shares or other securities of the Company.

The ICA requires a non-Canadian making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, as set out below, to file an application for review with Investment Canada, an agency of the Canadian government created by the ICA.

If applicable to an investment, the ICA will prohibit implementation, or if necessary, require divestiture of an investment deemed “reviewable” under the ICA by an investor that is not a “Canadian” as defined in the ICA (a “non-Canadian”), unless after review the Minister responsible for the ICA (“the Minister”) is satisfied that the “reviewable” investment is likely to be of net benefit to Canada. An investment in the Company’s common shares by a non-Canadian would be reviewable under the ICA if it was an investment to acquire control of the Company and the value of the Company’s assets was $5 million or more. A non-Canadian would be deemed to acquire control of the Company for the purposes of the ICA if the non-Canadian acquired a majority of the Company’s outstanding common shares (or less than a majority but controlled the Company in fact through the ownership of one-third or more of the Company’s outstanding common shares) unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of such common shares. Certain transactions in relation to the Company’s common shares would be exempt from review under the ICA, including, among others, the following:

1.

acquisition of common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;

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

The ICA was amended with the World Trade Organization Agreement to provide for special review thresholds for “WTO Investors” of countries belonging to the World Trade Organization, among others, nationals and permanent residents (including “WTO Investor controlled entities” as defined in the ICA). Under the ICA, as amended, an investment in the Company’s common shares by WTO Investors would be reviewable only if it was an investment to acquire control of the Company and the value of the Company’s assets was equal to or greater than a specified amount which is published by the Minister after its determination for any particular year.

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

For purposes of the ICA:

“direct acquisitions of control” means purchase of the voting interests of a corporation, partnership, joint venture or trust carrying on a Canadian business, or any purchase of all or substantially all of the assets used in carrying on a Canadian business; and

“indirect acquisition of control means” a purchase of the voting interest of a corporation, partnership, joint venture or trust, whether a Canadian or foreign entity, which controls a corporation, partnership, joint venture or trust company on a Canadian business in Canada.

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

7.

RESTRICTIONS ON CHANGES IN CONTROL, MERGERS, ACQUISITIONS OR CORPORATE RESTRUCTING OF THE COMPANY

There are no provisions in the Company’s Notice of Articles or Articles that would have the effect of delaying, deferring or preventing a change in control of the Company or that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

The Business Corporations Act does not contain any provisions that would have the effect of delaying, deferring or preventing a change of control of the Company.

Generally, there are no significant differences between British Columbia and United States law in this regard, as many state corporation statutes also do not contain such provisions and only empower a company’s board of directors to adopt such provisions.

8.

OWNERSHIP THRESHOLD REQUIRING PUBLIC DISCLOSURE

There are no provisions in the Company’s Notice of Articles or Articles or in the New Act governing the threshold above which shareholder ownership must be disclosed. The Company is a reporting company under Canadian provincial securities legislation, including securities legislation in the provinces of British Columbia, Alberta, Manitoba, Saskatchewan, Ontario, Quebec, New Brunswick and Northwest Territories.  As a reporting company, provincial securities legislation requires that a shareholder disclose ownership of 10% or more of the shares (and any further increases of 2% or more) of the Company by issuing a news release and filing a report (both containing prescribed disclosure) with the Securities Commissions in those provinces. They also require the Company disclose, in its proxy circular sent out for an Annual Meeting or Special Meeting, the names of holders known to the Company to beneficially own more than 10% of the Company’s issued and outstanding shares.

Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. United States federal securities laws require a company that is subject to the reporting requirements of the Securities Exchange Act of 1934 to disclose, in its annual reports filed with the Securities and Exchange Commission those shareholders who own more than 5% of a corporation’s issued and outstanding shares.

9.

DIVIDEND RECORD

The Company has not paid any dividends on its common shares and has no policy with respect to the payment of dividends.

10.

CHANGES IN THE CAPITAL OF THE CORPORATION

There are no conditions imposed by the Company’s Notice of Articles or Articles which are more stringent than those required by the Business Corporations Act.

C.

MATERIAL CONTRACTS

We have entered into the following material contracts, other than contracts entered into in the ordinary course of our business, in the past two years:

1.

The Arrangement Agreement, as amended, between Quest Capital Corp., Avatar Petroleum Inc, Arapaho Capital Corp., Viceroy Exploration Ltd., SpectrumGold Inc,, Oro Belle Resources Corporation  and 650399 BC Ltd dated May 15, 2003, as discussed in Item 4 of this Annual Report under the heading “ARRANGEMENT”.

2.

SpectrumGold Organization Agreement dated May 1, 2003 between Quest Capital Corp, 650399 BC Ltd, NovaGold Resources Inc. and SpectrumGold Inc. as discussed in Item 4A of this Annual Report under the heading “ORGANIZATION AND DISTRIBUTION OF SPECTRUMGOLD”.

3.

Memorandum of Agreement Brewery Creek Property dated June 27, 2003 between Viceroy Minerals Corporation and 650399 BC Ltd. as discussed in Item4D of this Annual Report under the heading “BREWERY CREEK MINE”

D.

EXCHANGE CONTROLS

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the import of capital affecting the remittance of interest, dividends or other payments to non-resident holders of Quest’s shares. Any such remittances to United States residents, however, are subject to a 5% to 15% withholding tax pursuant to Article X of the reciprocal tax treaty between Canada and the United States.  See “Taxation” below.

E.

TAXATION

Canadian Federal Income Tax Consequences

The following is a general summary of all material Canadian federal income tax considerations generally applicable to a holder of the Corporation’s common shares who is not a resident of Canada for the purposes of the Income Tax Act (Canada) (the “Act”). The discussion does not address individual consequences to persons subject to special provisions of federal income tax law.

The summary is based on the current provisions of the Act and the regulations thereunder and the Corporation’s understanding of the current administrative practices published by, and press announcements released by Canada Customs and Revenue Agency and the Department of Finance. This summary takes into account proposals to amend the Act announced prior to the date hereof (although no assurances can be given that such changes will be enacted in the form presented or at all), but does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative action or decision nor does it take into account any provincial, territorial, local or foreign tax considerations. Accordingly, holders and prospective holders of the Corporation’s shares are urged to consult their own tax advisors about the federal, provincial, territorial, local and foreign tax consequences of purchasing, owning and disposing of such shares.

The Act provides in subsection 212(2) that dividends and other distributions which are deemed to be dividends and which are paid or credited or are deemed to be paid or credited by a Canadian resident Company to a non-resident of Canada shall be subject to non-resident withholding tax equal to 25 percent of the gross amount of the dividend or deemed dividend.

Subsections 2(3) and 115(1) of the Act provide that a non-resident person is subject to tax in Canada at the rates generally applicable to residents of Canada on any “taxable capital gain” arising on the disposition of the shares of a company which are listed on a prescribed stock exchange if such non-resident, together with persons with whom he does not deal at arm’s length, owned 25 percent or more of the issued shares of any class of the capital stock of the Corporation at any time in the five years immediately preceding the date of disposition of the shares. Subsections 2(3) and 115(1) also provide that a non-resident person is subject to tax in Canada on taxable capital gains arising on the disposition of shares that constitute capital property used in carrying on a business in Canada. The taxable portion of a capital gain is equal to one-half of the amount by which the proceeds of disposition of such shares, net of any reasonable costs associated with the disposition, exceeds the adjusted cost base to the holder of the shares.

Provisions in the Act relating to dividend and deemed dividend payments and gains realized by non-residents of Canada who are residents of the United States are subject to the Canada-United States Income Tax Convention (1980), as amended (the “1980 Convention”).

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

United States Federal Income Tax Consequences

The following is a general discussion of all material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Corporation. This discussion does not address individual consequences to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See “Canadian Federal Tax Consequences).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advise to any holder or prospective holder of common shares of the Corporation and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of the Corporation are urged to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Corporation.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of the Corporation who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof or a trust whose income is taxable in the United States irrespective of source. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or a conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Corporation

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Corporation are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such dividends on the date of receipt (based on the exchange rate on such date) to the extent that the Corporation has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of the Corporation, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

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

Dividends paid on the common shares of the Corporation will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Corporation (unless the Corporation qualifies as a “foreign personal holding company” or a “passive foreign investment company,” as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Corporation. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current temporary Treasury Regulations, dividends paid on the Corporation’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends paid, and the proceeds of a sale of the Corporation’s common shares, in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Corporation may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign sources income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by the Corporation will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Corporation should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Corporation

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Corporation equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Corporation. Preferential tax rates apply to long-term capital gains of U.S. Holders who are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Corporation are held for more than one year. Deductions for net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Corporation’s outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Corporation is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Corporation may be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain.

Passive Foreign Investment Company

Certain United States income tax legislation contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the Corporation is a controlled foreign corporation or makes an election, adjusted tax basis) of its assets that produce or are held for the production of “passive income” is 50% or more. The Corporation believes that it qualified as a PFIC for the fiscal year ended December 31, 2003 and 2002 and may qualify as a PFIC in subsequent years. There can be no assurance that the Corporation’s determination concerning its PFIC status will not be challenged or that it will be able to satisfy record keeping requirements which will be imposed on QEFs. Each U.S. Holder of the Corporation is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder. The following is a discussion of such two alternative tax regimes applied to such U.S. Holders of the Corporation. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, directly or indirectly, ten percent (10%) or more of the total combined voting power of classes of shares of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

A U.S. Holder who elects in a timely manner to treat the Corporation as a QEF (an “Electing U.S. Holder”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Corporation qualifies as a PFIC on his pro rata share of the Corporation’s (i) ”net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) ”ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder’s taxable year in which (or with which) the Corporation’s taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of their common shares of the Corporation (or deemed to be realized on the pledge of their shares) as capital gain; (ii) treat his share of the Corporation’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Corporation’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as “personal interest” that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which the Corporation is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, the Corporation qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Corporation is a controlled foreign corporation, the U.S. Holder’s pro rata share of the Corporation’s post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Corporation’s first tax year in which the Corporation qualified as a “qualified electing fund” with respect to such U.S. Holder. The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder’s holding period for the common shares of the Corporation includes the qualification date. By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election. A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder’s qualification date to the first day of the first QEF year. U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules.

If the Corporation no longer qualifies as a PFIC in a subsequent year, a timely QEF election will remain in effect, although not applicable, during those years that the Corporation is not a PFIC. Therefore, if the Corporation requalifies as a PFIC, the QEF election previously made is still valid, and the U.S. Holder is required to satisfy the requirements of that election. Furthermore, a QEF election remains in effect with respect to a U.S. Holder, although dormant, after a U.S. Holder disposes of its entire interest in the Corporation. Upon the U.S. Holder’s reacquisition of an interest in the Corporation, the QEF election will apply to the newly acquired stock of the Corporation.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC, may annually elect to mark such stock to the market (a “mark-to-market election”). If such an election is made, such U.S. Holder will not be subject to the special taxation rules of Section 1291 described below for the taxable year for which the mark-to-market election is made. A U.S. Holder who makes such an election will include in income for the taxable year for which the election was made in an amount equal to the excess, if any, of the fair market value of the common shares of the Corporation as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in the Corporation included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for Section 1291 interest on tax deferral rules discussed below with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. U.S. Holder’s adjusted tax basis in the common shares of the Corporation will be increased to reflect the amount included or deducted as a result of a mark-to-market election. A mark-to-market election only applies to the taxable year in which the election was made. A separate election must be made by a U.S. Holder for each subsequent taxable year. U.S. Holders should consult their tax advisor regarding the manner and appropriateness of making such an election.

If a U.S. Holder does not make a timely QEF election during a year in which it holds (or is deemed to have held) the shares in question and the Corporation is a PFIC (a “Non-electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his common shares of the Corporation and (ii) certain “excess distributions”, as specifically defined, by the Corporation.

A Non-electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his common shares of the Corporation and all excess distributions over the entire holding period for the Corporation. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Corporation during such U.S. Holder’s holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly nondeductible. The balance of the gain of the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

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

Under Section 1291(f) of the Code, the IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of the Corporation common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. An Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of the transfer. In a transfer at death, for example, the transferee’s basis is equal to (i) the fair market value of the Electing U.S. Holder’s common shares, less (ii) the excess of the fair market value of the Electing U.S. Holder’s common shares reduced by the U.S. Holder’s adjusted basis in these common shares at death. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of the Corporation is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

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

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of shares or the total value of the shares of the Corporation is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of shares of the Corporation (“United States shareholder”), the Corporation could be treated as a “controlled foreign corporation” under Subpart F of the Code. This classification would effect many complex results one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes a United States shareholder of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such U.S. shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Corporation who is or was a United States shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Corporation attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States shareholders of the CFC. This rule generally will be effective for taxable years of United States shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States shareholders. Special rules apply to United States shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to U.S. Holders of common shares of the Corporation, a more detailed review of these rules is outside of the scope of this discussion.

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

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are exposed to financial market risks, including changes in foreign currency exchange rates, interest rates and equity price risks.  We do not use derivate financial instruments for speculative or trading purposes.

Interest Rate Risk

The primary objective of our bridge loan policy is to preserve our principal and to obtain rate of return, or yield, in the form of interest on the principal.  Decreases in prevailing rates may reduce the interest rates that we are able to charge borrowers.  Increase in prevailing rates may result in fewer borrowers being able to afford the cost of a loan.  Accordingly, fluctuations in interest rates may adversely impact our profitability.  As of December 31, 2003 we had $32.2 million of bridge loans and convertible debentures with fixed interest rates of which $26.6 million matures within a year.  We face reinvestment risk as these loans mature and are repaid because we may not be able to reinvest at the same or higher interest rates than the maturing loan.  We have determined that the impact of a 10% change in interest rates would not have a material impact on our earnings or fair value.  Our free cash balances are invested in highly liquid short-term deposits, government guaranteed money market investments and corporate paper with a minimum R-1 mid-grade rating, all of which have a maturity of 90 days or less at the time of acquisition.

Equity Risk

Our investment in marketable securities and investments are primarily in public companies, that are subject to volatility in the share price of the subject companies.   There can be no assurance that an active trading market for any of the subject shares is sustainable.  The trading prices of the subject shares could be subject to wide fluctuations in response to various factors beyond our control, including, quarterly variations in the subject companies’ results of operations and general market or economic conditions.  In recent years equity markets have experienced extreme price and volume fluctuations.  These fluctuations have had a substantial effect on market prices, often unrelated to the operating performance of the specific companies.  A change of 10% in the market price of shares that we hold would have a $2,3 million impact on the total value of our holdings in public companies as at December 31, 2003.

Foreign Currency Risk:

During the first months of 2004, we reduced our exposure to foreign exchange risk and converted our US dollar cash balances held by our Canadian subsidiaries into Canadian dollars.   Our policy is to lend in Canadian dollars and be repaid in the same currency.  As at March 31, 2004 we have loans denominated in United States dollars totaling approximately US$800,000 and the reminder of approximately $33.8 million in Canadian dollars.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.

MATERIAL MODIFICATIONS TO THE

RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.

CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of  December 31, 2003 being the date of our most recently completed fiscal year.  This evaluation was carried out under the supervision and with the participation of our chief executive officer, Mr. Brian Bayley  and our chief financial officer, Ms. Susan Neale.  Based upon that evaluation, our chief executive officer and our chief financial officer concluded that our disclosure controls and procedures are effective in timely alerting management to material information relating to us required to be included in our periodic SEC filings.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed our reports filed under the Exchange Act is accumulated and communicated to management, including our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure.

During our most recently completed fiscal year ended December 31, 2003, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

The term “internal control over financial reporting” is defined as a process designed by, or under the supervision of, the registrant's principal executive and principal financial officers, or persons performing similar functions, and effected by the registrant's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(1)

Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the registrant;

(2)

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the registrant are being made only in accordance with authorizations of management and directors of the registrant; and

(3)

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the registrant's assets that could have a material effect on the financial statements.

ITEM 16.

[RESERVED]

A.

AUDIT COMMITTEE FINANCIAL EXPERT

We do not have an audit committee financial expert.  We are currently reviewing the Audit Committee Charter and it is updated to comply with current requirements.  We have proposed a nominee director to our board of directors and are considering the appointing the nominee director to the audit committee to assume the role of audit committee financial expert.

B.

CODE OF ETHICS

We have not adopted a Code of Business Conduct that applies to our Chief Executive Officer, Chief Financial Officer and other senior financial officers performing similar functions.  A draft Code of Business Conduct is currently being reviewed to comply with current requirements.

A.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following is a summary of the aggregate fees billed for each of the last two fiscal years by our principal accountants

Pre-Approval Policies and Procedures:

Our audit committee has established policies and procedures that are intended to control the services provided by our auditors and to monitor their continuing independence.  Under these policies, no services may be undertaken by our auditors, unless the engagement is specifically approved by our audit committee or the services are included within a category which has been pre-approved by our audit committee.  The maximum charge for services is established by the audit committee when the specific engagement is approved or the category of services pre-approved.  Management is required to notify the audit committee of the nature and value of pre-approved services undertaken.

Our audit committee will not approve engagements relating to, or pre-approve categories of , non-audit services to be provided by our auditors (i) if such services are of a type the performance of which would cause our auditors to cease to be independent within the meaning of applicable Securities and Exchange Commission rules, and (ii) without consideration, among other things, of whether our auditors are best situated to provide the required services and whether the requires services are consistent with their role as auditor.

All services provided by our principal accountant from June 2003 were pre-approved by our audit committee.

D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.

FINANCIAL STATEMENTS

This Annual Report on Form 20-F includes Quest’s audited financial statements for the years ended December 31, 2003, 2002 and 2001, including the following:

1.

Independent Auditors’ Report of PriceWaterhouseCoopers LLP dated February 27, 2003;

2.

Consolidated Balance Sheets as at December 31, 2003 and December 31, 2002.

3.

Consolidated Statements of Deficit for the years ended December 31, 2003, 2002 and 2001.

4.

Consolidated Statements of Loss for the years ended December 31, 2003, 2002 and 2001.

5.

Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001.

6.

Notes to the Consolidated Financial Statements

The financial statements have been prepared in accordance with Canadian GAAP and are presented in Canadian dollars. The significant measurement differences between United States and Canadian GAAP are set forth in Note 20 of the annual financial statements.

ITEM 18.

FINANCIAL STATEMENTS

Quest has elected to provide financial statements pursuant to Item 17.

ITEM 19.

EXHIBITS

The following financial statements, related schedules and exhibits are included in this Form 20-F:

Exhibit Number	Description of Exhibit
1.1	Certificate of Amalgamation dated April 6, 1984(1)
1.2	Certificate of Change of Name dated June 30, 2003(1)
1.3	Memorandum (Notice of Articles) and Articles of Quest Capital Corp.(1)
4.1

Arrangement Agreement dated May 15, 2003 between Viceroy Resource Corporation, Quest, Investment Corporation, Avatar Petroleum Inc. Arapaho Capital Corp., Viceroy Exploration Ltd, SpectrumGold Inc., Oro Belle Resources Corporation and 650399 BC Ltd incorporated by reference from Exhibit 4.3 to the Annual Report under the Securities Exchange Act of 1934 in Form 20-F filed by Quest Investment Corporation on June 27, 2003.

4.2	SpectrumGold Organization Agreement dated May 1, 2003 between Viceroy Resource Corporation, 650399 BC Ltd, NovaGold Resources Inc. and SpectrumGold Resources Inc. (1)
4.3	Memorandum of Agreement dated June 27, 2003 between Viceroy Minerals Corporation and 650399 BC Ltd. (1)
4.4	Stock Option Plan
12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(1)
12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(1)
13.1	Certification of Chief Executive Officer pursuant to pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(1)
13.2	Certification of Chief Financial Officer pursuant to pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(1)

(1)

Filed as an exhibit to this Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

QUEST CAPITAL CORP.

Date:	July 13, 2004	By:	/s/ Brian E. Bayley BRIAN E. BAYLEY Chief Executive Officer

EXHIBIT 12.1

CERTIFICATION

I, Brian E. Bayley, Chief Executive Officer of Quest Capital Corp., certify that;

1.

I have reviewed this Annual Report on Form 20-F of Quest Capital Corp.;

2.

Based on my knowledge, this  report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4.

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision,  to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this  report is being prepared;

b)

Evaluated the effectiveness of the registrant’s disclosure controls and procedures  and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)

Disclosed in this report any change  in the registrant’s internal control over financial reporting that occurred during the period covered by the annual report  that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, of the internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:   July 13,2004

_/s/ Brian E. Bayley

Brian E. Bayley

Chief Executive Officer

EXHIBIT 12.2

CERTIFICATION

I, Susan M. Neale, Chief Financial Officer of Quest Capital Corp. certify that;

1.

I have reviewed this Annual Report on Form 20-F of Quest Capital Corp.;

2.

Based on my knowledge, this  report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;

4.

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision,  to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this  report is being prepared;

b)

Evaluated the effectiveness of the registrant’s disclosure controls and procedures  and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)

Disclosed in this report any change  in the registrant’s internal control over financial reporting that occurred during the period covered by the annual report  that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, of the internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)

All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:   July 13, 2004

_/s/ Susan M. Neale

Susan M. Neale

Chief Financial Officer

EXHIBIT 13.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Brian E. Bayley, Chief Executive Officer of Quest Capital Corp, (the “Company”) , hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that , to the best of my knowledge:

(i)

the Annual Report on Form 20-F of the Company for the fiscal year ended December 31, 2003 (the “Annual Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended;  and

(ii)

 the information contained in the Annual Report  fairly presents in all material respects the financial condition and results of operations of the Company.

By:	/s/ Brian E. Bayley
Name:	Brian E. Bayley
Title:	Chief Executive Officer
Date:	July 13, 2004

This written statement is being furnished to the Securities and Exchange Commission as an exhibit to the Company’s Annual Report on Form 20-F. A signed original of this statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

This certification accompanies this Annual Report on Form 20-F pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by such Act, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the Company specifically incorporates it by reference.

EXHIBIT 13.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Susan Neale, Chief Financial Officer of Quest Capital Corp. (the “Company”), hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of may knowledge:

(i)

the Annual Report on Form 20-F of the Company for the fiscal year ended December 31, 2003 (the “Annual Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended;  and

(ii)

 the information contained in the Annual Report  fairly presents in all material respects the financial condition and results of operations of the Company.

By:	/s/ Susan M. Neale
Name:	Susan M. Neale
Title:	Chief Financial Officer
Date:	July 13, 2004

This written statement is being furnished to the Securities and Exchange Commission as an exhibit to the Company’s Annual Report on Form 20-F. A signed original of this statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

This certification accompanies this Annual Report on Form 20-F pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by such Act, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the Company specifically incorporates it by reference.