Form 20-F
period 2004-12-31
QUEST CAPITAL CORP
filed 2005-06-28
CIK 832342

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 20-F

(Mark One)

[   ]        REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X]    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

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

Common Shares:  90,465,568 Common Shares (formerly Class A Shares) as of December 31, 2004.

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

Item 17   [X]

Item 18   [    ]

i

TABLE OF CONTENTS

Page No

PART I

1

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

1

ITEM 3.

KEY INFORMATION

1

ITEM 4.

INFORMATION ON THE COMPANY

9

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

20

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

31

ITEM 7.

MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS

43

ITEM 8.

FINANCIAL INFORMATION

47

ITEM 9.

THE OFFER AND LISTING

48

ITEM 10.

ADDITIONAL INFORMATION

50

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

63

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

63

PART II

64

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

64

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS

AND USE OF PROCEEDS                                                                                              64

ITEM 15.

CONTROLS AND PROCEDURES

64

ITEM 16.

[RESERVED]

65

A.

AUDIT COMMITTEE FINANCIAL EXPERT

65

B.

CODE OF ETHICS

65

C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

65

D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

66

E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED

PURCHASERS                                                                                                                  66

PART III

67

ITEM 17.

FINANCIAL STATEMENTS

67

ITEM 18.

FINANCIAL STATEMENTS

67

ITEM 19.

EXHIBITS

68

i

GENERAL

In this Annual Report, all references to “we”, “Quest” or “the Company” refer to Quest Capital Corp. and its subsidiaries, unless otherwise indicated.

Quest uses the Canadian dollar as its reporting currency.  All references in this document to “dollars” or “$” are expressed in Canadian dollars, unless otherwise indicated.  See  Item 3 – “Key Information” for more detailed currency and conversion information.

Except as noted, the information set forth in this Annual Report is as of May 13, 2005 and all information included in this document should only be considered correct as of such date.

FORWARD LOOKING STATEMENTS

This Annual Report contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words "expect," "estimate," "anticipate," "project," "predict," "believe" and similar expressions and variations thereof are intended to identify forward-looking statements. Such statements appear in a number of places in this Annual Report and include statements regarding our intent, belief or current expectations and that of our officers or directors with respect to, among other things, trends affecting our financial condition and results of operations and our business and growth strategies. You are cautioned not to put undue reliance on these forward-looking statements. These forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those projected in this Annual Report. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this filing. You should carefully review the cautionary statements and risk factors contained in this and other documents that we file from time to time with the Securities and Exchange Commission.

ii

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.

DIRECTORS AND SENIOR MANAGEMENT

Not Applicable.

B.

ADVISERS

Not applicable.

C.

AUDITOR

Not Applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.

KEY INFORMATION

A.

SELECTED FINANCIAL DATA

The following table presents selected consolidated financial data of Quest for the fiscal years ended December 31, 2004, 2003 and 2002. This information should be read in conjunction with the financial statements included elsewhere in this Annual Report.

The following Summary of Financial Information is derived from the Quest’s audited consolidated financial statements.  Quest’s 2004, 2003 and 2002 annual financial statements have been audited by its independent auditor, PricewaterhouseCoopers LLP, Chartered Accountants.   The financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). Note 18 to the annual financial statements provides descriptions of the principal differences between Canadian GAAP and United States Generally Accepted Accounting Principles (“US GAAP”) as they relate to Quest and reconciliation to US GAAP of Quest’s financial statements.

All information provided in the Summary of Financial Information below and in this Annual Report is in Canadian dollars (“Cdn$”) and in Canadian GAAP (except as noted in the two tables below).

We have not provided financial data for our fiscal year ended December 31, 2000 as the information for that year cannot be provided on a restated basis without unreasonable effort and expense because of our adoption of the new Canadian accounting standard 3110, Asset Retirement Obligations effective January 1, 2003.  For Canadian GAAP purposes the new standard is applied on a retroactive basis with prior year financial statements restated.   For US GAAP purposes, we would have recognized the cumulative effect of adopting this new standard in the consolidated statement of earnings/(loss).

SUMMARY OF FINANCIAL INFORMATION IN QUEST’S FINANCIAL STATEMENTS

	Years ended December 31 (expressed in thousands of Canadian dollars, except per share amounts)
	2004	2003	2002	2001	2000
OPERATING DATA
Revenues
Canadian GAAP	13,148	10,468	23,710	53,301	(*)
Expenses
Canadian GAAP	8,005	9,948	13,298	64,404	(*)
Earnings/(Loss) Before Other Items
Canadian GAAP	5,143	520	10,412	(11,103)	(*)
Earnings/(Loss) Before Income Taxes
Canadian GAAP	13,067	(998)	138	(33,966)	(*)
Earnings/(Loss) After Taxes
Canadian GAAP	12,747	(1,362)	(1,969)	(33,255)	(*)
US GAAP	13,961	1,235	16,895	(31,988)	(*)
Comprehensive Earnings/(Loss)
US GAAP	10,440	8,096	13,691	(27,010)	(*)
Earnings/ (Loss) per Share(1)
Canadian GAAP	0.14	(0.02)	(0.06)	(1.60)	(*)
US GAAP	0.16	0.02	0.55	(1.54)	(*)

	As at December 31 (Cdn$) (expressed in thousands of Canadian dollars, except per share amounts)
	2004	2003	2002	2001	2000
BALANCE SHEET DATA
Working Capital
Canadian GAAP	66,032	56,652	14,724	9,745	(*)
Total Assets
Canadian GAAP	111,905	96,110	50,344	55,804	(*)
US GAAP	118,520	104,606	44,759	34,111	(*)
Total Current Liabilities
Canadian GAAP	10,450	8,561	7,448	8,099	(*)
US GAAP	10,450	8,561	5,676	3,440
Long Term Obligations
Canadian GAAP	1,935	4,449	10,139	12,230	(*)
US GAAP	1,935	4,449	13,645	21,449	(*)
Share Capital
Canadian GAAP	83,388	80,708	209,959	207,433	(*)
US GAAP	268,972	266,292	209,959	207,433	(*)
Warrants and Options
Canadian and US GAAP	4,198	2,779	-	-	(*)
Retained Earnings/ (Deficit)
Canadian GAAP	10,706	(2,041)	(180,963)	(178,994)	(*)
US GAAP	(174,145)	(188,106)	(188,291)	(205,185)	(*)
Cumulative Other Comprehensive Income
Canadian GAAP	-	-	-	-	(*)
US GAAP	7,110	10,631	3,770	6,974	(*)

Shareholders Equity
Canadian GAAP	99,520	83,100	32,757	35,475	(*)
US GAAP	106,135	91,596	25,438	9,222	(*)
Preferred Shares Common Shares (Post-consolidation) Class A Shares(2) Class B Shares(3)	- - 90,465,568 Nil	- - 83,194,934 4,276,851	- 33,610,748 - -	6,100,000 26,888,248 - -	(*)
Dividends Declared(4)	NIL	NIL	NIL	263	(*)

(1)

The net earnings/(loss) per share amounts is the same on both a basic and a diluted basis.

(2)

Our Class A Shares were designated as Common Shares effective April 19, 2005.

(3)

Dividends declared on the preferred shares

(4)

Our Class B Shares were eliminated from our authorized capital effective April 19, 2005

(*)

Not included pursuant to Instructions to Item 3.A.

Currency and Exchange Rates

The following table sets out the exchange rates for one United States dollar (“US$”), expressed in terms of Canadian dollars (“Cdn$”), for each of the last five financial years calculated using the average of the exchange rates on the last day of each month in such periods.

US $1.00 Equals Year Ended December 31 (Cdn$)
2004	2003	2002	2001	2000
$1.2980	$1.3898	$1.5702	$1.5519	$1.4871

The following table sets out the high and low exchange rates for one United States dollar, expressed in terms of Canadian dollars, for each month during the previous six months.

US $1.00 Equals	High (Cdn$)	Low (Cdn$)
2005
Up to May 13, 2005	$1.2624	$1.2367
April	$1.2618	$1.2065
March	$1.2462	$1.2019
February	$1.2566	$1.2299
January	$1.2421	$1.1987
2004
December	$1.2413	$1.1858

November	$1.2270	$1.1774
October	$1.2725	$1.2197
September	$1.3068	$1.2639

The close rate of exchange on May 13, 2005 for the conversion of Canadian dollars into United States dollars was US$ 1.00 = Cdn$1.2624.

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

We are primarily engaged in the merchant banking business.  We typically enter into commercial bridge loans with publicly traded development stage companies.  We may also make loans on occasion to high net worth individuals and to entities which may not be public.    Development stage borrowers enter into loan agreements with us in order to enable them to bridge a gap of financing resulting from the development stage of their business.  These are not mature business entities with substantial assets that can obtain conventional debt financing or equity financing at attractive prices.  Due to the development stage nature of most of our borrowers and in some cases the limited collateral security available, there is a significant risk of default.  In the event of a default by a borrower, there can be no assurance that we will be able to secure repayment of the principal amount or interest accruing under the loan.  In the event that we cannot realize on outstanding loans due to default by our borrowers, then our financial condition and operating results will be adversely impacted.

If We Are Unable To Realize On Security Granted By Borrowers In The Event Of A Loan Default, Then Our Financial Condition And Operating Results Will Be Adversely Affected.

We obtain security for most of the loans we advance.  This security may be in a variety of forms including general security agreements, real estate mortgages, assignment of interests in property, pledges of shares and personal and corporate guarantees.  In some circumstances, and in particular where securities are pledged, the value of the security may be tied to the borrower’s financial position and ability to pay.  In addition, if we are required to enforce our security, we may incur significant expenses of sale, including legal and other expenses.  Accordingly, there is no assurance that the net proceeds obtained from the enforcement of any security held by us will be sufficient to recover the outstanding principal and accrued interest due under such loan. If we suffer a shortfall, then our financial condition and operating results will be adversely impacted.

If The Value Of The Real Estate Assets That We Have Security Over Decline in Value, Then Our Financial Condition And Operating Results Will Be Adversely Affected.

We have recently expanded our lending business to include real estate loans that are secured by first and second mortgages against real property assets.   Our real estate mortgages are mostly with private companies and high net worth individuals.    If the real estate assets against which we hold security decline in value, then we may not be able to recover all of an outstanding loans plus expenses in the event of a default of a lender.  If we are unable to realize on real estate assets to recover the principal amounts plus amounts on account of accrued interest and our expenses in the event of a loan default or defaults, then our financial condition and operating results will be adversely impacted.

As Our Bridge Loans and Real Estate Loans Are Generally of Terms Ranging from Three Months to  Twenty-Four Months, There is a Risk That We Will Not Be Able to Reinvest All of Our Assets in Bridge Loans and Real Estate Loans as They Become Due and Are Repaid.

Our bridge loans and real estate loans are generally of terms ranging from three to twenty-four months.  As such, our current loan portfolio will mature during either the current fiscal year or our next fiscal year.  There is no assurance that we will be able to reinvest cash into loans that are of equal or more favourable terms, including interest rates and bonuses, as our current loans become due and are reinvested.  Our inability to secure equivalent terms will cause our revenues to decline as a percentage of overall assets.

If We Are Not Able To Successfully Enable Third Parties to Obtain Equity Financings, Then The Amount of Our Revenue From Commissions and Finder’s Fees Will Decline and Our Operating Results Will Be Adversely Affected.

We have recently expanded our business to earn commissions and finder’s fees from arranging equity financings for other companies through Quest Securities, one of our wholly owned subsidiaries.    The success of this business is in large part dependent on the strength of equity markets.  If market demand for private placements or public offerings of equity securities declines, then we anticipate that our revenues from arranging equity financings will also decline.  In this event our operating results will be adversely affected.

In The Event That We Are Not Able To Sell Securities That We Have Acquired As Payment Of Bonus, Or Standby Fees, Then Our Operating Results Will Be Adversely Affected.

We typically are paid bonuses or standby fees by borrowers in the form of cash, publicly traded stock or other convertible securities.  In the case of bonuses paid by securities the number of shares taken is typically based on the amount of the bonus or standby fee divided by the market price (or permitted discounted market price) of such securities at the date of the loan.  Securities taken in payment of bonuses or standby fees may be subject to resale restrictions under applicable securities legislation.  Accordingly, there may be a time period between the date of receipt of securities from the borrower and the date that we are able to sell these securities.  This hold period is typically four months.  During this time, the market price of the borrower’s securities may vary.  Additionally, there may be very limited liquidity in the market for such securities.  As such, there is no assurance that the market price at which we are able to sell any securities taken as payment of a bonus or standby fee will equal or exceed the price at which the securities were originally issued to us.  In addition, if any of our borrowers suffer a substantial impairment to their business for any reason, then the market price of the borrower’s securities may drop dramatically or there may be no public market for the borrower’s securities at the time that we are able to sell.  Due to these risks, there is no assurance that the proceeds of sale of the borrower’s securities will equal the bonus or standby fee payable under the loan.  In this circumstance, our operating results will be adversely affected.

If Our Management’s Identification and Analysis of Candidates For Loans Are Not Successful, Then Our Financial Condition And Operating Results Will Be Adversely Affected.

We rely on our management to properly assess and identify qualified candidates for loans.  Our management will undertake an analysis of the fundamental business characteristics of each borrower, together with an analysis of the market value and liquidity of any security to be granted by the borrower as security for the loan.  Our management will research factors that affect the credit risk of the borrower, the ability of the borrower to repay the loan and our ability to resell any securities received from the borrower.  If our management’s assessment of the ability of a borrower to repay a loan or the value of a borrower’s securities is not correct, then our  loans and revenues may be at greater risk than estimated by management with the result that our financial condition and operating results may be adversely affected.

If We Lose Key Members Of Our Management Team, Then Our Operating Results May Be Adversely Impacted.

We rely heavily on our management to identify candidates for loans and to negotiate loan agreements.  Our management has years of experience dealing with development stage public companies, primarily in the Canadian market.  Our directors and officers have particular experience in the areas of oil and gas and mineral exploration.  In the event that we lose any members of our management team for any reason, then our ability to identify qualified candidates for loans and to negotiate profitable loan agreements may be adversely impacted.

As We Have Limited Operating History In The Merchant Banking Business, There Is No Way To Ensure That Our Business Will Be Profitable In The Long Term.

We completed and finalized the reorganization of the Company on June 30, 2003 and our principal focus has been to expand our merchant banking operations and develop our business model.  The ability for us to sustain revenue and income in this business is unproven and our limited operating history makes an evaluation of us and our prospects difficult.  As at December 31, 2004, we have over $76.2 million in bridge loans and convertible debentures outstanding.  Although our bridge loans and convertible debentures are typically of a short term nature ranging from three months to twenty-four months, our operating results may not be indicative of the long term operating results that we will achieve.

If We Encounter Competition In Our Merchant Banking Business, Then Our Operating Results May Be Adversely Affected.

There are a limited number of borrowers who will meet the criteria that we impose for the advance of loans.  In addition, there are other companies engaged in the business of advancing short term loans to development stage public companies and providing secured mortgages.  Both large and small competitors are expected to continue to enter into market sectors competing with us and some of those competitors may be better known or have more established operating histories than us.  Due to these factors, there is a risk that competition will impact on the interest rate that we are able to charge borrowers and on the commitment fee that we are able to require borrowers to pay as consideration for the advance of any loan.  There can be no assurance that we will be able to compete effectively and retain our existing clients or attract and retain new clients. Accordingly, competition may adversely impact on our ability to achieve anticipated revenues and may cause our operating results to be adversely affected.

If We Are Unable To Sell Our Current Securities, Then Our Ability To Develop Our Business In Accordance With Our Business Plan May Be Adversely Affected.

We currently hold securities in a number of publicly traded companies.  These securities are generally from three distinct sources.  First, we hold a number of securities that were acquired when we acquired Quest Investment Corporation by way of a statutory plan of arrangement in June 2003.  Second, we hold a number of securities that have been issued as payment of bonuses or standby fees under commercial bridge loans that have been advanced.  Third, we participate in private placement purchases of securities on occasion.  Our business plan contemplates the sale of our existing portfolio of securities and the application of the proceeds of sale to our merchant banking business.  The amount of funds that we will realize from the sale of these securities will depend on the selling price that we are able to attain for these securities and will impact on our ability to expand our financial services businesses.  The selling price will depend on market conditions at the time of sale and may be less than anticipated.  Due to these factors, we may not be able to expand our financial services businesses as fast as we have planned.  In addition, we may be forced to write-down investments in securities that we hold in the event that no market is available for l the securities.  Write-downs of investments will adversely affect our operating results.

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

If We Are Unable To Enter Into Strategic Relationships To Syndicate Loans, Then Our Business Will Suffer.

We have, from time to time, entered into strategic relationships to syndicate certain loans as part of our strategy to diversify and manage risks associated with our loan portfolio and generate syndication fees.  This also affords us the opportunity to participate in transactions that we otherwise would not.  No assurance can be given that our existing strategic relationships will continue or that the terms and conditions of such relationships will not be modified in a way that renders them ineffective or uneconomic.  Furthermore, there can be no assurance that we will be able to enter into such relationships in the future, and our inability to do so may adversely affect our ability to continue to service our existing and prospective clients.

If We Are Unable To Maintain The Nature And Quality Of Our Loan Portfolio, Then Our Business Will Suffer.

The nature and credit quality of our loan portfolio, including the quality of the collateral security that we obtain, will impact upon our asset base and the return we are able to generate on our loan portfolio.  In our selection process, we focus on certain industry sectors and certain types of collateral security.  There can be no assurance that the industry sectors and the nature of the collateral security taken will not be adversely impacted by general economic or industry specific conditions, which in turn may adversely impact on the value of our  loan portfolio and the market value of our shares.

If Environmental Laws and Regulations Change in The Regions In Which The Company Is Decommissioning Resource Properties, Then Our Business Will Suffer.

Environmental laws and regulations are continually evolving in the regions in which the decommissioning of resource properties is occurring.  Our policy is to manage operations using best available practices and to continually monitor compliance with local laws and permits.  There is risk that environmental laws and regulations may change and increase reclamation costs.

If Costs to Complete Remaining Reclamation Obligations Exceed Our Current Cost Estimates, Then Our Business Will Suffer.

We continue to manage and reclaim mining properties located in California.   We update our cost estimates for the remaining reclamation obligations as reclamation is completed and for changes to environmental protection laws and administrative policies.  There is a risk that actual costs may exceed our current cost estimate and appropriated and restricted cash may be insufficient to complete the required remaining reclamation obligations.

We Have Not Paid Any Dividends On Our Common Equity To Date And We Have No Plans To Pay Any Dividends

We have not paid any dividends on Common Shares to date. We anticipate that we will retain all future earnings and other cash resources for the future operation and development of our business.  We do not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of our Board of Directors after taking into account many factors, including our operating results, financial condition and current and anticipated cash needs.

Future Sales of Our Common Shares by Present Shareholders and Dilution of Common Shares

The increase in the number of Common Shares in the market and the possibility of sales of such shares may have a depressive effect on the price of our Common Shares and our ability to raise capital through future sales of Common Shares.  We have previously completed private placements at prices per share which are lower than the current market price of our Common Shares.  Accordingly, a significant number of our shareholders have an investment profit in the Common Shares that they may seek to liquidate. Substantially all of the Common Shares not held by our affiliates can be resold without material restriction whether in the United States and/or in Canada. In addition, as a result of additional Common Shares in the market, the voting power of our existing shareholders will be diluted.

Conflicts of Interest.

Certain of the our directors and officers also serve as directors and/or officers of other companies or other managerial positions involved or related to sectors in which we may advance funds or invest and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving us will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to our best interests and our shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (British Columbia) (the “Business Corporations Act”) and other applicable laws.  Please see Item 10.B of this Annual Report on Form 20-F under the heading “Directors”.

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

Our principal office is located at 300 – 570 Granville Street, Vancouver, British Columbia V6C 3P1.  Our telephone number is 604-689-1428.

COMMON SHARES

Our common shares (the “Common Shares”)  are traded on the Toronto Stock Exchange (the “TSX”) under the symbol “QC”.

We filed an amended Notice of Articles under the Business Corporations Act (British Columbia) effective April 19, 2005 in order to change the designation of our Class A Shares to Common Shares and to cancel our previously existing Class B Shares.  Our authorized capital consists of an unlimited number of Common Shares, First Preferred Shares and Second Preferred Shares, in each case without nominal or par value. Prior to the filing of our amended Notice of Articles, our authorized capital consisted of an unlimited number of Class A Shares, Class B Shares, First Preferred Shares and Second Preferred Shares, in each case without nominal or par value.

GENERAL DEVELOPMENT OF THE BUSINESS - OVERVIEW

Merchant Banking Business

We began to expand our business into merchant banking by providing loans in 2002 as our cash reserves accumulated and our Castle Mountain and Brewery Creek mining operations became less significant.  Previously, we were a natural resource holding company engaged in the acquisition, exploration, financing, development and operation of mineral properties and the financing of junior exploration companies and merchant banking.

On June 30, 2003, we were reorganized under the Arrangement and expanded our merchant banking business by acquiring cash, loans and securities by way of three separate share exchanges.  We also divested of some of our exploration/development properties by way of distribution of shares of companies holding these properties to our pre-merger shareholders.

We continued this expansion of our merchant banking business through fiscal 2004.  We have diversified our merchant banking business to include term loans secured by real estate assets.

We also provide a range of services to companies including consulting, management and administrative services through our wholly owned subsidiary Quest Management Corp.  In the fourth quarter of 2003, we established a presence in Toronto, Ontario through a newly incorporated wholly-owned subsidiary, Quest Securities Corporation and expanded our financial services to include financial and corporate assistance in arranging equity financing for companies.

Quest Management Corp.

As part of the Arrangement, we acquired Quest Management Corp. which provides a range of consulting, administrative, management and related services to client companies.  Quest Management’s clients include public and private companies primarily in the mining and oil and gas fields.  Quest Management derives income through management fees charged to its clients for its services.  Quest Management duties typically include assisting clients with the completion of regulatory filings, including securities regulatory filings and certain administrative requirements.  The directors and officers of Quest Management’s clients remain responsible for the operations of their respective companies.

Quest Securities Corporation.

In the fourth quarter of 2003, we established a presence in Toronto, Ontario through a newly incorporated wholly-owned subsidiary, Quest Securities Corporation. (“Quest Securities”).  Quest Securities has applied for and received registration as a Limited Market Dealer in the Province of Ontario.  Upon completion of this registration, we expanded our financial services to include raising of equity capital by way of private placements.  This activity is conducted by us through Quest Securities.  Quest Securities earns finder’s fees and commissions upon the completion of private placements.  Fees and commissions may be in cash or in equity securities, including common shares and share purchase warrants.

Castle Mountain Property

We continue to own a 75% interest in the Castle Mountain property, located in California..  Castle Mountain property was a year round, open pit heap leach gold mine that started mining operations in 1990.  In 2001, mining at Castle Mountain ceased.  Gold production continued from the ongoing leaching of ore at the Castle Mountain generating significant cash flows in 2001 and 2002.  Since the cessation of mining, reclamation and closure activities and rinsing of the leach pad have been ongoing.

THE ARRANGEMENT

The Arrangement Agreement:

We entered into an arrangement agreement dated May 15, 2003 with Quest Investment Corporation (“Quest

Investment”), Avatar Petroleum Inc. (“Avatar”), Arapaho Capital Corp. (“Arapaho”), Viceroy Exploration Ltd. (“Viceroy Exploration”), SpectrumGold Inc. (“SpectrumGold”), Oro Belle Resources Corporation (“Oro Belle”) and 650399 B.C. Ltd.  (“SpectrumSub”).  Each of Quest Investment, Avatar and Arapaho was a Canadian publicly traded company prior to completion of the Arrangement.  The Class A Shares of Quest Investment were registered pursuant to Section 12(g) of the Exchange Act prior to completion of the Arrangement.  The arrangement agreement provided for our acquisition of Quest Investment and Avatar and Quest Management Corporation (“Quest Management’), a wholly owned subsidiary of Arapaho, together with the distribution of the majority of our interests in SpectrumGold and Viceroy Exploration to the holders of our pre-Arrangement common shares upon completion of the Arrangement.  Quest Investment and Avatar were wound up into the Company and Quest Management remained a wholly-owned subsidiary.  This arrangement transaction is referred to in this Annual Report on Form 20-F as the “Arrangement”.

Organization and Distribution of Viceroy Exploration:

As part of the Arrangement, we transferred a 100% interest in Oro Belle, our former wholly owned subsidiary, to Viceroy Exploration in exchange for shares of Viceroy Exploration.  Viceroy Exploration was also a formerly wholly owned subsidiary that we incorporated to acquire all of the outstanding shares of Oro Belle.  Oro Belle was the holder of our interests in our former Argentinean mineral exploration properties, including the Gualcamayo project.  We distributed approximately 81% of the common shares of Viceroy Exploration to pre-Arrangement shareholders upon completion of the Arrangement.  During the second half of 2003, we disposed of our remaining interest in Viceroy Exploration.

Organization and Distribution of SpectrumGold:

In May 2003, we entered into an organization agreement with NovaGold Resources Inc. (“NovaGold”), also a publicly traded company, SpectrumGold and SpectrumSub whereby we transferred to SpectrumSub an option to purchase the mineral properties of, other rights to, and the assets of the Brewery Creek gold property in the Yukon.  In turn, NovaGold transferred to SpectrumSub its rights to certain properties it held in the Yukon.  We and NovaGold each transferred these properties to SpectrumSub in exchange for 4,000,000 shares of SpectrumSub.  In addition, we and NovaGold each subscribed for 2,000,000 shares of SpectrumSub at a price of $0.25 per share, for a subscription price of $500,000 each.

As part of the Arrangement, we and NovaGold then exchanged our shares of SpectrumSub for shares of SpectrumGold on a one-for-one basis.  We then distributed approximately 68% of our common shares of SpectrumGold, representing approximately 34% of the total outstanding shares of SpectrumGold, to the pre-Arrangement shareholders of our common shares upon completion of the Arrangement.  During the second half of 2003, we disposed of our remaining interest in SpectrumGold.

Reorganization Under the Arrangement:

The Arrangement involved, among other things, the completion of the steps as outlined below and resulted in our reorganization as follows:

1.

We were renamed “Quest Capital Corp” and our authorized capital recapitalized as follows:

(a)

Our previously existing common shares were consolidated on a one for three basis;

(b)

Our previously existing common shares were re-designated as Class A Subordinate Voting Shares without par value (one vote per share);

(c)

A new class of Class B Variable Multiple Voting Shares without par value was created with multiple voting rights; and

(d)

Two new separate classes of Preferred Shares were created.

2.

Through a series of share exchanges:

(a)

Each holder of our common shares received one Class A Share in exchange for every three-pre-consolidation common shares; one share of Viceroy Exploration in exchange for every ten-pre-consolidation common shares; and one share of SpectrumGold in exchange for every thirty pre-consolidation common shares;

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

(e)

Arapaho as the sole holder of all of the issued shares of Quest Management received a total of 863,857 Class A Shares in exchange for all of the issued shares of Quest Management; and

(f)

 Each holder of options and warrants of Quest, Quest Investment and Avatar received options and warrants entitling the holders to acquire our Class A Shares on the same exchange ratios set out above and having the same exercise and conversion periods as the securities exchange therefore.

3.

We acquired all the assets and assumed all of the liabilities of Quest Investment and Avatar and each of Quest Investment and Avatar were wound-up into Quest.

4.

We acquired Quest Management as a wholly owned subsidiary.

Deemed Registration of the Class A Shares Under the Securities Exchange Act of 1934

The Class A shares of Quest Investment were registered pursuant to Section 12(g) of the Securities Exchange Act of 1934 (the “Exchange Act’) prior to completion of the Arrangement.  We were deemed to be the successor to Quest Investment pursuant to Rule 12g3-2 of the Exchange Act by virtue of the fact that our Class A Shares were issued to the holders of the Class A shares of Quest Investment.  As a consequence our being the successor to Quest Investment, our Class A Shares were deemed registered pursuant to Section 12(g) of the Exchange Act.  Our Class A Shares were issued to holders of the common shares of Quest Investment pursuant to the exemption from the registration requirements of the Securities Act of 1933 (the “U.S. Securities Act”) provided by Section 3(a)(10) of the U.S. Securities Act.  Our Class A Shares have been re-designated as our Common Shares effective April 19, 2005.

Quest Investment

Quest Investment was a company amalgamated under the laws of the Province of British Columbia, Canada that was formed on July 4, 2002 upon the amalgamation of Bradstone Equity Partners, Inc. (“Bradstone”), Peruvian Gold Limited (“Peruvian”), Stockscape.com Technologies Inc. (“Stockscape”) and Glenex Industries Inc.(“Glenex”).  The amalgamation was completed pursuant to a court approved arrangement under the  Company Act (British Columbia).  Prior to the completion of the Arrangement, Quest was listed on the TSX and its Class A and B shares were traded under the symbol “Q.A and Q.B”, respectively.

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

Quest Investment was engaged in the business of merchant banking.  The merchant banking business was initially formed by Bradstone and upon completion of the amalgamation, Quest Investment expanded this merchant banking business.  This business strategy was funded using the cash on hand and cash generated by the realization of the investment assets of the amalgamated companies.

Quest Management

Quest Management was incorporated under the Company Act (British Columbia) on December 10, 1996 under the name 532741 B.C. Ltd.  Quest Management changed its name to Quest Management Corp. on January 24, 1997.  Quest Management is now one of our wholly owned subsidiaries.

Avatar

Avatar was incorporated under the  Company Act (British Columbia) on November 17, 1980 and its shares were traded on the TSX Venture.  Prior to 2000, Avatar was a mineral exploration company with a significant land holding in Ecuador.  Avatar sold its interest in its mineral property in November, 2001.   At the time of the Arrangement, Avatar’s principal assets were cash and short-term investments.

FORMER PROPERTIES

We previously held interests in the following mineral properties:

Former Australian Mineral Property

In 1999, through a wholly owned subsidiary Viceroy Australia Pty Ltd. (“VAPL”), we acquired a 100% interest in the Bounty Gold Mine located in Western Australia from Forrestania Gold NL.  VAPL entered into a loan agreement with NM Rothschild & Sons (Australia) Ltd. (“Rothschild”) with respect to financing the acquisition and we had provided a corporate guarantee for a portion of the loan.  In June 2001, we placed VAPL and its 100% interest in the Bounty Gold Mine into Voluntary Administration and an Administrator was appointed.  The Administrator is an agent of the Company, with the powers of the Company and its directors.  The powers of VAPL’s directors and officers are suspended while VAPL is under Administration.   In August 2001, the Company reached a settlement agreement with the lenders relieving the Company and its North American subsidiaries of their obligations under agreements guaranteeing certain borrowings and hedging arrangements relating to the Australian operations.  In 2002, we commenced legal proceeding against Australian Mining Consultants Pty Ltd. (“AMC”) as a result of AMC’s due diligence investigation in relation to our acquisition of Bounty Mine.   In December 2002, a settlement was reached with the creditors of the Australian subsidiaries relieving Viceroy from any further claims. Under the terms of the settlement, we paid Australia (AUS$) $800,000 to the creditors, AUS$121,000 to the Administrator in January 2003 and the creditors received the first AUS$1.0 million plus 25% of the net recovery realized from the AMC proceedings.  In May 2004, we reached a settlement agreement with AMC and received approximately $2.0 million after making the required payments to the Administrator.

Former Development and Exploration Properties

In November 2002, we completed the acquisition of the remaining 40% interest in the Gualcamayo project located in Argentina for US$1 million from Anglogold South America.  The Gualcamayo project had been explored by Viceroy directly and indirectly since the mid-1990’s.  Exploration on the Gualcamayo project had been suspended until we completed the acquisition of the remaining 40% of the project. We also held a 100% interest in the Paredones Amarillos Property, which was an advanced gold project located in Baja California.  In August 2002 we sold our 100% interest in the Paredones Amarillos Property for $3.0 million which was paid 50% in cash and 50% by the issuance of 303,030 units of Vista Gold Corp. Each unit consisted of one common share and one warrant to purchase an additional share of Vista Gold Corp. at price of $6.87 for a period of two years. In 2002, we also entered into option agreements on several of our mineral properties wherein we granted options to public companies to acquire an interest in certain of our mineral properties in exchange for cash and shares of the public companies.  We disposed of our interest in the Gualcamayo project to Viceroy Exploration in 2003 as part of the Arrangement.

Former Brewery Creek Property

On March 15, 2005, we sold our 100% interest in the Brewery Creek property, located in the Yukon Territory.  The Brewery Creek property was a seasonally operated open pit heap leach gold mine that started mining operations in 1995. In 2001, mining at the Brewery Creek property ceased.  Since the cessation of mining in 2001 and to the date of sale, we had conducted reclamation and closure activities.

The Brewery Creek property was sold to Alexco Resource Corp., a private company ("Alexco") in consideration for $1,800,000 which was paid by the issue to us of Alexco common shares, representing approximately 19% of Alexco's issued and outstanding common shares.  Pursuant to the purchase and sale agreement, Alexco assumed all of the obligations of Viceroy Minerals Corporation, our wholly-owned subsidiary, in respect of the property and all existing material contracts, and agreed to indemnify Viceroy Minerals Corporation in respect of all claims associated with the property and all existing material contracts.  In consideration of the assumption of obligations, Alexco received $2,500,000 of $5,000,000 security bond posted with the Yukon Territorial Government. The remaining $2,500,000 security bond was released to Viceroy Minerals Corporation, one of our subsidiaries, at closing.

In addition, the “Memorandum of Agreement Brewery Creek Property", dated June 27, 2003 between 650399 B.C. Ltd and Viceroy Minerals Corporation was terminated on March 15, 2005.

B.

QUEST BUSINESS OVERVIEW

Our business currently consists of:

1.

Our merchant banking business, which continues to be our primary business and which has been expanded to include term loans secured by real estate;

2.

Our equity finance business carried our by Quest Securities;

3.

Our management and administrative services business carried out by Quest Management;

4.

Investing in equity securities; and

5.

Continuing reclamation activities at our Castle Mountain property.

Each of these components of our business is discussed below:

MERCHANT BANKING BUSINESS

We are primarily engaged in the merchant banking business.  Our merchant banking business consists primarily of commercial bridge loans made to publicly traded development stage companies and high net worth individuals.  We have recently expanded our merchant banking business to include term loans secured by first and second real estate mortgages.  We generate revenues through interest and fees paid in connection with these loans.

We have developed a portfolio of bridge loans, term loans and convertible debentures that comprise our merchant banking business.  Our strategy is to develop a diversified portfolio of bridge loans and real estate loans to a number of companies in a number of industries in order to maximize returns within an acceptable level of risk tolerance.  Our bridge loan, term loan and convertible debenture receivable relating to our merchant banking business was $76.2 million as at December 31, 2004, compared to $32.3 million as at December 31, 2003.  Of our total loan portfolio outstanding at December 31, 2004, a total of $64.9 million was due within a year and $11.3 million was due after one year.

We have expanded our merchant banking business to include term loans to individuals and companies that are secured by real estate assets.  We refer to these loans as real estate loans.  We have expanded into real estate loans due to a limited number of bridge loan opportunities that meet our investment criteria and the increased amount of cash that we had available to deploy in our merchant banking business.  The limited number of opportunities for bridge loans in the present market is reflective of strong equity markets, particularly in the natural resource sectors.  The presence of strong equity markets means many of our potential public company borrowers are able to raise funds through equity financings, rather than obtaining bridge loans from us.  In general, term loans are characterized by lower interest rates and lower fees than we can generally obtain from bridge loans, however terms loans are secured by real estate assets that we believe provide greater security than typically available from bridge loans.  Hence, term loans are generally perceived by us as being more secure, which corresponds to lower interest rates and fees.

We are managed by a small experienced team of managers who have a history of running public companies and who have considerable knowledge and experience in assessing asset and business values in the public and private markets, identifying optimal corporate structures and stabilizing and/ or realizing opportunities in distressed and undervalued situations.

The characteristics of our bridge loans and real estate loans are discussed below:

Bridge Loans

We characterize certain of our loans as “bridge loans” due to the fact that they are typically loans with a short term of three months to eighteen months that are used by companies to bridge a current lack of financing and to enable the borrower to reach a point where it no longer requires outside financing or it can achieve conventional debt financing or equity financing.

The characteristics of the bridge loans that comprise our current loan portfolio are as follows:

A.

Borrowers.

The borrowers are typically development stage publicly traded companies.  We also make loans on occasion to high net worth individuals and to  entities which may not be publicly traded.  Our borrowers are generally located in Canada and the United States.

We have primarily targeted borrowers in the natural resource sectors, with a particular focus on mining and oil and gas, and to a lesser extent on companies engaged in manufacturing and technology industries.   Our focus on the natural resource sectors reflects the experience of our management in the development of public companies engaged in the natural resource sector.

B.

Purposes of the Bridge Loans.

The loan funds are typically used by borrowers to bridge a short-term lack of financing arising from the development stage of the borrower’s business.  The borrower typically uses the funds  for  one or more of the following purposes:

(i)

working capital requirements;

(ii)

to acquire new assets;

(iii)

to complete the development of a product or property; or

(iv)

to place a mining or oil and gas property into production or advanced exploration.

We typically seek loan terms from three months to eighteen months.  The short term nature of the bridge loans is to coincide  with the short term shortfall in funding the borrower’s capital requirements.

C.

Principal Amounts.

The principal amounts of the bridge loans vary, but are typically in the range of $500,000 to $35,000,000.  Our present practice is to consider the syndication of bridge loans to generate syndication fees and to reduce our exposure where the amount to be borrowed by the borrower is greater than the risk exposure that is acceptable to us.

D.

Interest.

The bridge loans typically, but not necessarily, bear interest at the rate of 1% per month.  Interest rates may vary for a number of reasons including the risk exposure to us in advancing the loan.

E.

Bonuses and Commitment Fees.

We typically take a bonus or commitment fee in the range of 5% to 20% of the principal amount of the bridge loan advanced to the borrower which is paid to us as consideration for the advance of the loan.  The amount of the bonus or commitment fee will vary according to the term of the loan, the risk exposure to us in advancing the loan and other factors that we perceive to be relevant.  The bonus or commitment fee is usually paid by the borrower in equity by the issue of common shares of the borrower to us. We may also receive share purchase warrants or other convertible securities.  In other cases, the bonus or commitment fee is payable in cash.  Our objective in accepting payment of the bonus or commitment fee in shares is to enable them to acquire a liquid asset that we can sell in the public market, without requiring the borrower to obtain further borrowed funds to pay the bonus or commission to us.  As a consequence of this strategy, Quest typically prefers borrowers that are publicly traded companies.  The number of shares issued is typically based on the amount of the bonus or commitment fee and the trading price (or permitted discounted market price) of the borrower’s stock at the tie of the advance.  Generally, the shares that we received as payment of the bonus or commitment fee are sold and monetized in the near term.

F.

Maturity Dates.

The term of the bridge loans advanced by us varies, but terms are typically in the range of three months to eighteen months.

G.

Security.

Most bridge loans advanced by us are secured with assets that have a fair market value in excess of the amount advanced, as of the date of the advance of the loan.  The exact nature of the security granted by the borrower is largely dependent on the nature of the business and asset base of the borrower.  Quest generally takes security that is in the form of a charge over specific assets, such as real estate mortgages, charges against interests in oil and gas and mineral properties and pledges of shares.  Security can also include general security agreements or personal guarantees from principals or other parties in appropriate circumstances.

Real Estate Loans

The characteristics of the real estate loans that are included in our current loan portfolio are as follows:

A.

Borrowers.

The borrowers are mostly private companies and high net worth individuals and are generally located in  Canada.

B.

Purposes of the Real Estate Loans.

Our loan funds are typically advanced to private companies and high net worth individuals who require funds on a relatively short term basis.

C.

Principal Amounts.

The principal amounts of the real estate loans vary.  Real estate loans may be in excess of $5 million.  Our present practice is to consider the syndication of real estate loans to reduce our exposure where the amount to be borrowed by the borrower is greater than the risk exposure that is acceptable to us.

D.

Interest.

Currently, our real estate loans typically bear interest at the rate between 9% - 12% per annum.  Interest rates will vary according to the risk exposure to us in advancing the loan and prevailing rates for real estate loans at the time of negotiation and advance of the loans.

E.

Commitment Fees.

We usually take a commitment fee in the range of 2% of the principal amount of the real estate loan advanced to the borrower which is paid to us as consideration for the advance of the loan.  We also may pay a mortgage brokerage fee in connection with real estate loans.  These brokerage fees are approximately 1% of the principal amount of the loan and are paid by us from our commitment fee on the loan.

F.

Maturity Dates.

The term of the real estate loans are typically in the range of six months to twenty four months.

G.

Security.

Real estate loans are typically secured by first or second priority mortgages against real estate assets that have a fair market value in excess of the amount advanced, as of the date of the advance of the loan.  Real estate assets are generally in Canada, but  not exclusively.  Additional security such as guarantees, general security agreements and assignment of rents or sale agreements may also be taken.  The exact nature of the security granted by the borrower is largely dependent on the value of the real estate assets pledged as security, their value in relation to the loan and the nature of the business and asset base of the borrower.

Syndication of Loans.

We also engage in the syndication of loans in circumstances where deemed appropriate by our management, including circumstances where the amount to be borrowed by the borrower is greater than the risk exposure that is acceptable to us. Syndications of loans are generally to not more than three or four other participants.  Syndication serves to diversify the risk exposure of the merchant banking loan portfolio and to reduce exposure to a default by any one borrower.  In the event that we complete the syndication of a loan, we may take a fee payable by syndicate participants.  Our fee on syndication of bridge loans typically equals 10% of interest payable by the borrower and 20% of any bonus or commitment fee payable by the borrower in connection with the amount of the loan that is syndicated.  Our fee on syndication of real estate loans is generally lower and usually the commitment fee is retained 100% by us and we may take anywhere from 0% to 10% of interest payable by the borrower.

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

EQUITY FINANCE BUSINESS

We carry on an equity finance business through Quest Securities, our wholly owned subsidiary.  Quest Securities obtained registration as a limited market dealer in the Province of Ontario.  Quest Securities is in the business of arranging equity financing for companies and providing financial advisory services; typically to

Canadian public companies whose shares are traded on the TSX or the TSX Venture Exchange.  Quest Securities is generally paid a commission or finder’s fee for arranging equity financing.  Commissions and finder’s fees may be paid in cash or in equity securities, including shares and/ or share purchase warrants, or a combination of cash and equity securities.  Cash commissions and finder’s fees are paid from the amount of the financing raised.

MANAGEMENT AND ADMINISTRATIVE SERVICES BUSINESS

We provide a range of consulting, management and administrative services to public and private companies, in the mining and oil and gas sectors to complement our merchant banking business through Quest Management, our wholly owned subsidiary.

INVESTMENT OPPORTUNITIES

We participate in investing in securities and assets in circumstances where management identifies an opportunity to allocate capital to securities with capital appreciation potential or to undervalued assets.  Undervalued assets may include the purchase of royalty income streams on oil and gas and mining operations; acquisition of operating assets of distressed companies; liquidation and/or sale of assets of an undervalued company.  Investments in securities may take the form of private placement investments or open-market purchases.  Investments in securities and assets form a supplement to our  merchant banking business.

RECLAMATION ACTIVITIES

We are completing the closure obligations at our 75% owned Castle Mountain property and anticipate having our closure obligations completed in the third quarter of 2005, other than obligations associated with long-term monitoring.  We continue to explore alternatives with respect to divesting of our 75% interest in   the Castle Mountain property.

C.

ORGANIZATIONAL STRUCTURE

The following chart lists each of our material subsidiaries as of the date of this Annual Report, together with the jurisdiction of incorporation and the ownership interests for each subsidiary.

D.

PROPERTY, PLANTS AND EQUIPMENT

Our only remaining significant mineral property is our 75% interest in the Castle Mountain property, as described below.   This mineral property is not significant in comparison to our overall operations.  Further, we do not plan to derive revenues from the Castle Mountain property or pursue the acquisition or exploration and development of this property.

The Castle Mountain property is located 105 kilometers south of Las Vegas, Nevada, near the eastern edge of the Mojave Desert in San Bernardino County, California.  The property is owned by the Castle Mountain Joint Venture which is owned 75% by Viceroy Gold Corporation; a wholly owned subsidiary and 25% held by MK Gold Company.  The property consists of approximately 823 mineral claims covering approximately 20 square miles.  Most of the mining claims are subject to a production-based net smelter return royalty payment and other royalty payments, which include annual rental or advance royalty payments currently being disputed by us.

Castle Mountain property was formerly a year-round open pit heap leach mine.  Mine operations started in 1990 and ended in 2001.  Since the cessation of mining, gold production has continued from the ongoing rinsing of the leach pad.  Reclamation and closure obligations have been ongoing since cessation of mining. The Castle Mountain Joint Venture anticipates having its closure obligations completed in the third quarter of 2005, other than long-term monitoring.  As of December 31, 2004, we had approximately $4.9 million in a voluntary sinking fund to finance the remaining reclamation obligations at the Castle Mountain property.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following should be read in conjunction with the audited consolidated financial statements and related notes, accompanying this Annual Report.  We prepare and file our consolidated financial statements with various Canadian regulatory authorities in accordance with Canadian GAAP.  References should be made to note 18 to the annual financial statements which provide reconciliation between US GAAP and Canadian GAAP and their effect on the consolidated financial statements.

OVERVIEW

With the finalization of our reorganization in fiscal 2003, our principal focus has been to expand our merchant banking operations, specifically providing bridge loans and convertible debentures to small and mid-cap companies and high net worth individuals.  We recently expanded our merchant banking business to include   term loans secured by real estate assets.   We generate revenues through the following activities:

1.

interest and fees received in connection with real estate loans, bridge loans and convertible debentures;

2.

finder’s fees for the arrangement of private placement equity and debt transactions; and

3.

consulting management and administrative services.

We have continued to expand our merchant banking business.  Our loan portfolio has increased substantially to $76.2 million as of December 31, 2004 compared to $32.3 million as of December 31, 2003.  This increase reflects the completion of our first full year of operations where our focus was on the merchant banking business.  The following table provides selected information from our balance sheet demonstrating this transition in our business:

	As at December 31,
	(Expressed in thousands of Canadian dollars)
Asset	2004	2003
Current Assets:
Cash and cash equivalents	6,607	31,797
Marketable securities	914	1,097
Loans and convertible debentures (current portion)	64,913	26,612
Investments	15,032	12,969
Loans and Convertible Debentures	11,302	5,647
Total Assets	111,905	96,110

We continue to complete the closure obligations at  the Castle Mountain property.  The Castle Mountain property was a year round open pit heap leach mine that started mining operations in 1990 and ended in 2001.  Since the cessation of mining, gold production has continued from the ongoing rinsing of the leach pad.  Reclamation and closure activities have been ongoing since 2001.  Gold production from the winding down of operations at the Castle Mountain property has become insignificant and, as a result effective January 1, 2004, the Castle Mountain property was considered to be fully in the decommissioning stage of its operation.  As a result, we will no longer record the sale of gold ounces as “Gold Sales Revenue” and the costs of recovering those gold

ounces will not be recorded as “Cost of Sales”.   Gold ounces recovered during the final stages of completing closure obligations will be recorded as “Other Income” as the ounces are sold.

Our financial statements reflect our ownership of the Brewery Creek property as at December 31, 2004.  We sold our interest in the Brewery Creek property on March 15, 2005.  The Brewery Creek property was a seasonally operated open pit heap leach gold mine that started mine operations in 1995 and ended in 2001.  Reclamation and closure obligations have been ongoing since 2001.

Our current liabilities generally relate to our merchant banking business and our management and administration business.  Current liabilities increased in 2004 primarily as a result of funds received just prior to year end from a syndicated loan returned to the syndicate partners in early 2005 and a provision for amounts due to officers for bonuses and fees.  The current and long term portion of Asset Retirement Obligations relates to our estimate of the remaining site restoration and clean-up costs of our two mining properties as at December 31, 2004.  The amount of our asset retirement obligation decreased during 2004 as we continued to complete and fulfill our reclamation and closure obligations. The following table provides selected information from our balance sheet demonstrating these changes in our liabilities:

	As at December 31,
	(Expressed in thousands of Canadian dollars)
Liabilities	2004	2003
Current Liabilities:
Accounts Payable	5,975	1,902
Asset Retirement Obligations (current and long-term)	5,366	10,492
Total Liabilities	12,385	13,010

BASIS OF PRESENTATION OF FINANCIAL INFORMATION

Consolidation

Our consolidated financial statements include the accounts of Quest Management, Quest Securities, Viceroy Minerals Corporation, the owner of our former 100% interest in the Brewery Creek property, and Viceroy Gold Corporation, the owner of our 75% interest in the Castle Mountain property.

Arrangement

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

As part of the Arrangement, we transferred our Argentinean mineral exploration properties from one former wholly owned subsidiary to another former wholly owned subsidiary, namely Viceroy Exploration.  We distributed approximately 81% of the shares of Viceroy Exploration that we held to our pre-Arrangement shareholders and, as a result, ceased to exercise control.   Our remaining interest in Viceroy Exploration upon completion of the Arrangement was accounted for using the cost method.  During the second half of 2003, we sold our remaining interest in Viceroy Exploration.

In June 2003, we transferred to SpectrumSub cash and interests in certain properties located in British Colombia and granted an option to explore and acquire the Brewery Creek property in exchange for 50% of the shares of SpectrumSub.  The assets were transferred at their estimated fair market value and a gain recognized to the extent of the arm’s length ownership in SpectrumSub.

As part of the Arrangement, we exchanged our shares of SpectrumSub for shares of SpectrumGold on a one-for-one basis.   We distributed approximately 68% of these shares, representing approximately 34% of the shares of SpectrumGold, to our pre-Arrangement shareholders, and, as a result, we ceased to exercise significant influence.  Our remaining interest in SpectrumGold upon completion of the Arrangement was accounted for using the cost method.   During the second half of 2003, we sold our remaining interest in SpectrumGold.

CRITICAL ACCOUNTING ESTIMATES AND CHANGES IN ACCOUNTING POLICIES

Loans and Convertible Debentures

Our loans and convertible debentures are attributable to our merchant banking business.  Our  loans are repayable over various terms up to twenty four months from December 31, 2004 and bear interest at fixed rates of between 9% and 24% per annum.  Loans are generally secured by assets, including shares, real estate, and corporate and personal guarantees.

Our convertible debentures at December 31, 2004 carry interest at rates of between 6% and 8% and are for various terms up to March 2006.  The convertible debentures are generally secured by assets, including assets such as shares, mineral and oil and gas interests and real estate.

Our loans and convertible debentures are stated net of an allowance for credit losses on impaired loans.  Loans are classified as impaired when there is no longer reasonable assurance of the timely collection of principal and interest.  In determining the provision for possible loan losses, we consider the length of time the loans have been in arrears and the overall financial strength of the borrowers.  Generally, loans are classified as impaired when interest or principal is 180 days past due, unless the loan is well secured and in the process of collection.  A provision for losses incurred on impaired loans is made to reduce the carrying amount to the estimated realizable amount.  There is a risk that our provision of $0.537 million may be insufficient to protect against losses in our loan portfolio due to (i) misjudgment by management of the potential losses in  our loan portfolio (ii) our inability to realize sufficient proceeds from the disposition of the collateral or (iii) discrete events that adversely affect customers, industries or markets.

Marketable Securities

Our marketable securities represent shares that we hold in publicly traded companies and are generally comprised of shares of borrowers that are issued to us as consideration for the bonus for advances of loans to a borrower.  It is our intention to realize on these securities and to apply the proceeds to fund our merchant banking activities.  Marketable securities are carried at the lower of average cost and market value.  Market value represents the quoted trading price of the shares. There is a risk that we may not be able to realize the carrying value of marketable securities due to unfavourable economic and equity market conditions.

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

On January 1, 2004, we adopted prospectively the new standard CICA 1100. “Generally Accepted Accounting Principles” as it  relates to revenue recognition which harmonizes with U.S. GAAP.  We now recognize revenue  from the sale of precious metals when title has passed to the purchaser.  Previously, sales of precious metals were recorded at the estimated net realizable value when the metals were available for delivery and unsettled amounts were recorded as accounts receivable.

Effective January 1, 2004, the Castle Mountain property was considered to be fully in the decommissioning stage of its operation.  As a result, we no longer record the sale of gold ounces as “Gold Sales Revenue” and the costs of recovering those gold ounces are not recorded as “Cost of Sales”.   Gold ounces recovered during the final stages of completing closure obligations are recorded as “Other Income” as the ounces are sold.

Stock Based Compensation

Our stock based compensation relates to options granted to our directors, officers and employees pursuant to our Stock Option Plan. In 2003, we changed our accounting policy on a prospective basis with respect to the method of accounting for stock-based compensation in accordance with the recommendations of the Canadian Institute of Chartered Accountants.  We adopted CICA 3870, Stock-Based Compensation and Other Stock-Based Payments, and have chosen to account for all grants of options to employees, officers and directors after January 1, 2003 in accordance with the fair value method for accounting for stock-based compensation as defined by accounting principles generally accepted in Canada.  Accordingly, effective January 1, 2003, the fair value of all stock options granted is recorded as a charge to operations and a credit to fair value of stock options and warrants over the period of vesting.  Any consideration paid on exercise of stock options is credited to share capital.

Asset Retirement Obligations

Asset retirement obligations as of December 31, 2004 and 2003 relate to the Castle Mountain and Brewery Creek properties.

In 2003, we adopted the new standard of accounting for asset retirement obligations which harmonizes with U.S. GAAP.  For Canadian GAAP purposes the adoption of the new standard requires the restatement of prior period financial statements.  For US GAAP purposes we would record a cumulative effect adjustment in the statement of earnings for the difference between the amounts recognized prior to adoption of the new standard and the amount recognized according to the new standard.  The new standard requires the recognition of a liability for obligations associated with the retirement when the liability is incurred.  A liability is recognized initially at fair value if a reasonable estimate of the fair value can be made and the resulting amount would be capitalized as part of the asset.  The liability is accreted over time through periodic charges to earnings by applying an interest method of allocation to the amount of the liability at the beginning of the period.  The interest rate used to measure the change is the credit-adjusted risk-free rate that existed when the liability, or portion, thereof was initially measured.    When asset retirement costs change as a result of a revision to estimated cash flows, we will adjust the amount of asset retirement cost allocated to expense in the period of change if the change affects that period only or, in the period of change and future periods.

We continue to manage and reclaim the Castle Mountain property.  Environmental laws and regulations are continually evolving in the region in which the decommissioning of the resource property is taking place.  Our policy is to manage operations using best available practices, and to continually monitor compliance with local laws and permits.  In addition, we continue to update our closure estimates as reclamation is completed and for changes to environmental protection laws and administrative policies.  There is a risk that our cost estimate for the remaining reclamation obligations may be insufficient.

OPERATING RESULTS:

References in this discussion to 2004, 2003 and 2002 are to our fiscal years ended December 31, 2004, 2003 and 2002.

SELECTED FINANCIAL DATA FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 and 2002

(expressed in thousands of Canadian dollars, except per share amounts)

	2004	2003	2002
Revenues
Interest and Related Fees	$10,948	$3,742	$868
Management and Finder’s Fees	2,200	456	-
Gold Sales	-	6,270	22,842

	13,148	10,468	23,710

Expenses (income)
Salaries & Benefits	3,150	521	841
Stock Based Compensation	1,769	2,429	-
Professional Services	843	1,103	675
Legal	569	559	592
Office, Insurance and Other	771	383	112
Director’s Fees	151	56	11
Corporate Relations	285	274	301
Exploration	36	198	553
Accretion Expense	431	686	916
Cost of Sales	-	3,544	7,715
Depreciation and Depletion	-	232	788
Royalties	-	(37)	794

Total Expenses/(Income)	8,005	9,948	13,298

Earnings/(Loss) before the following	5,143	520	10,412

Other income(expense)	3,505	110	(169)
Gain on Sale of Investments and Marketable Securities	2,928	4,026	-

Write-down of Marketable Securities/Investments	(1,858)	(450)	-
Provision for Loan Losses	(275)	(1,472)	-
Foreign Exchange Gain/(Loss)	275	(2,120)	-
Write-down, Gains, Adjustment to Reclamation Provision and Settlement of Australian Operations	3,349	(1,182)	(10,105)
Goodwill Impairment	-	(430)	-
Net Earnings/(Loss) before income taxes	13,067	(998)	138
Income tax expense/(recovery)	320	364	2107
Net Earnings/(Loss) for the Year	$12,747	$(1,362)	$(1,969)

Basic and Diluted Earnings/(Loss) Per Share	$0.14	$(0.02)	$(0.06)

Results for 2004 reflect the first full fiscal year where our primary focus has been in the merchant banking business.  Accordingly, our principal source of earnings is from interest and fees realized in providing these services.  Prior to 2004, our results from operations included sales of gold produced at our resource operations being considered in the commercial production stage.  By late 2003, gold production from our resource operations was nominal and as result effective January 1, 2004, the resource operations were considered fully in the decommissioning stage of their operations.   Gold recovered in 2004 has been recorded as Other Income as it is sold.

Revenues

Interest and related fees is attributable to bridge and real estate loans, convertible notes and syndication fees in connection with our merchant banking business.  Revenues from interest and related fees increased substantially in 2004 over 2003 and 2002 due to our higher level of merchant banking activity as a result of 2004 being the first full year in which our primary focus has been providing merchant banking services.  The increase in 2004 over 2003 also reflected the expansion of our merchant banking business using the cash that we acquired on completion of the Arrangement and through two private placements in 2003.    We anticipate that the overall rate of interest that we will be able to receive on our loan portfolio will decline as we have increased the portion of fixed term real estate loans, as opposed to bridge loans and convertible notes.  Real estate loans generally attract lower interest rates than bridge loans and convertible notes due to the strength of mortgage security and the increased competition in this market.

Management and finder’s fees have increased in 2004 as compared to 2003 and 2002 due to the expansion of our services to include assisting other companies in the raising of equity capital by way of private placements in return for a finder’s fee.  These equity finance services have been carried out by Quest Securities.  In June 2003, we acquired Quest Management Corp, a company that provides a range of consulting, management and administrative services, as part of the Arrangement.  Management fees in 2003 were attributable to management, administrative and consulting fees earned by Quest Management since the date of acquisition.  Prior to June 2003 there were no comparable fees.

Expenses (Income)

Our overall expenses decreased in 2004 compared with 2003 and 2002, primarily due to the Castle Mountain property being considered in the decommissioning stage of its operations effective January 1, 2004.   This determination resulted in the exclusion of costs of sales attributable to the Castle Mountain property from our expenses in 2004.  Our remaining expenses increased overall in 2004 due to increases attributable to the expansion of our merchant banking business and the expansion of our management services to include assisting companies with raising equity financing.

Our salaries and benefits, office, insurance and other expenses increased in 2004 as compared to 2003 and 2002 as a result of our expansion, which included hiring additional employees, a provision of $1.5 million for bonuses to certain employees and officers and the opening of an office in Toronto.

Our stock based compensation expenses declined significantly in 2004 compared to 2003 as fewer options vested in 2004 as compared to 2003.  Stock based compensation in both 2004 and 2003 was attributable to stock options granted to our directors, officers, employees and consultants.  In 2003, we adopted the fair value method of accounting for stock options granted to officers, directors and employees on a prospective basis.  For 2002, we have not followed the fair value method for accounting for stock options granted.

Professional and legal fees have decreased in 2004 as compared to 2003 and 2002 as a result of our resolution of the legal claim in Australia in the second quarter of 2004 and completion of the Arrangement in 2003.  We continue to incur professional and legal fees that are attributable to loans made in connection with our merchant banking business and compliance with our reporting obligations under Canadian and United States securities legislation.

Cost of sales in 2003 and 2002 was attributable to costs associated with the commercial production of gold sold.  Effective January 1, 2004, the incremental costs of recovering gold during the decommissioning stage of operations at the Castle Mountain property became nominal and have been included in our estimated asset retirement obligation provision.  As a result, our expenses for 2004 do not include costs of sales.

Accretion expense is the change in the asset retirement obligation for the Company’s two resource properties due to the passage of time calculated by applying the credit-adjusted risk-free interest rate that existed when the liability, or portion, thereof, was initially measured.  Accretion expense continues to decline as a result of  completing our closure obligations.

Other Income

Other Income for 2004 relates primarily to the proceeds from the sale of 5,900 ounces of gold recovered from the Castle Mountain property.

Gain on Sale of Investments & Marketable Securities

Sales of investments and securities during 2004 have resulted in a $2.9 million gain as compared to sales during 2003 resulting in a $4.0 million gain.  There were no comparable sales in 2002.

Write-down of marketable securities and investments

Marketable securities are carried at the lower of average cost and market value.  In accordance with this accounting policy, we wrote down the carrying value of our marketable securities by $1.1 million in 2004 as compared to $0.4 million in 2003.   There were no write-downs in 2002.

During 2004, we wrote down the carrying value of our investments by $0.7 million as a result of impairment in value that we consider being other than temporary.  No comparable charge was taken in 2003 and 2002.

Provision for loan  losses

At December 31, 2004, we had net $76.2 million in loans and convertible debentures.  Certain of these loans are in arrears and realization by us on our security may result in a shortfall.  In accordance with our accounting policy, we had recorded a charge against earnings of $0.3 million for losses on loans and convertible debentures as compare to a $1.5 million charge against earnings in 2003.  There was no comparable charge in 2002.

Foreign Exchange Gain/(Loss)

In 2003, the strengthening Canadian dollar against the US dollars had resulted in us recording an unrealized loss of $2.1 million on funds and loans denominated in US dollars.

During the first half of 2004, we reduced our foreign exchange risk and converted our cash balances denominated in US dollar held by our Canadian subsidiaries into Canadian dollars resulting in a foreign exchange gain of $0.3 million.

Writedowns, Gains, Adjustments to Reclamation Provision and Settlement of Australian Operations

During 2004, we received net proceeds of approximately $2.1 million from the settlement of our legal claim in Australia.  In addition, we realized $0.6 million gain from the sale of plant and equipment at our resource operations and recorded $0.6 million reduction in the estimated asset retirement obligations at our resource properties.

During 2003, we recorded a $0.5 million write-down of our resource assets to their estimated value; $0.9 million increase in the estimated asset retirement obligations and provided $0.3 million with respect to an agreement reached with Forrestania Gold NL to terminate the dispute with respect to the Bounty Nickel Joint Venture agreement.  These charges were offset in  part by a $0.4 million gain on sale of resource assets.  During 2002, we recorded a $16.8 million write-down to the carrying value of our Gualcamayo property and provided $0.9 million with respect to an agreement reached with the creditors of our Australian subsidiaries to discharge the creditor’s claims against our Australian subsidiaries.  These charges were  partially offset by a $3.3 million gain on sale of mining equipment; $3.2 million foreign exchange gain realized from a capital distribution from a foreign subsidiary and $1.1 million reduction in the asset retirement obligations at our resource operations.

Goodwill Impairment

We acquired $0.4 million of goodwill from Avatar Petroleum as part of the Arrangement.  During the third quarter of 2003 we tested this goodwill for impairment and recognized a goodwill impairment loss of $0.4 million.

Net Earnings

Our consolidated net earnings for 2004 increased to $12.7 million ($0.14 per share) compared to a net loss of $1.4 million ($0.02 per share) in 2003 and $2.0 million ($0.06 per share) in 2002.  The increase to our net earnings reflects increased revenues resulting from the expansion of both our merchant banking business and our management services business during 2004.

LIQUIDITY AND FINANCIAL POSITION

Our cash resources have decreased to $6.6 million as at December 31, 2004 from $31.8 million as at December 31, 2003, representing a decrease of $25.2 million.  Our working capital increased to $66.0 million as at December 31, 2004 from $56.7 million at December 31, 2003, representing an increase of $9.3 million.  The decrease in cash resources and increase in working capital resulted from the investment of our cash in bridge and real estate loans and convertible debentures as part of the expansion of our merchant banking business during 2004.

Merchant Banking Business

Our portfolio of bridge loans, real estate loans and convertible debentures increased to $76.2 million as at December 31, 2004 from $32.3 million as at December 31, 2003, representing an increase in $43.9 million.   The increase in the size of our loan portfolio was primarily funded by investing available cash in our merchant banking business during 2004.

Of our total loan portfolio outstanding as at December 31, 2004, a total of $64.9 million was due by December 31, 2005, representing approximately 85% of the total loan portfolio and $11.3 million was due after December 31, 2005, representing approximately 15% of the total loan portfolio.  Of our total loan portfolio outstanding as at December 31, 2003, a total of $26.6 million was due by December 31, 2004, representing approximately 82% of the total loan portfolio, and $5.6 million was due after December 31, 2004, representing approximately 18% of the total loan portfolio.

We have an allowance of $0.5 million at December 31, 2004 in respect of loans that are in arrears and whose recovery is in doubt, compared to $1.5 million at December 31, 2003.  Loan provisions represented approximately 0.6% of total loans outstanding as at December 31, 2004, compared to 5% of total loans outstanding as at December 31, 2003.  We currently make specific provisions for loan losses and do not have a policy to record a general provision against our loan portfolio.

Our portfolio of investments and marketable securities increased to $15.9 million as at December 31, 2004, compared to $14.1 million at December 31, 2003.  This increase is primarily attributable to our acquisition of securities that we believe have capital appreciation potential.

We plan to continue to expand our merchant banking business by deploying our available cash resources in providing financial loan services to small and mid-cap companies.  We anticipate that the growth in our merchant business will slow in 2005 in comparison to the growth experienced in 2004 as we have less cash with which to fund the expansion of this business.  Our earnings and asset base will continue to be subject to the number and level of loans completed, the nature and credit quality of our loan portfolio, including the quality of the collateral security obtained by us and the return we are able to generate on our portfolio.  We anticipate that overall returns from interest and fees as a percentage of our total portfolio may decline as a result of the overall increase of real estate loans as a percentage of our overall loan portfolio as real estate loans typically generate lower interest rates and fee revenues.

As at December 31, 2004, we had entered into agreements to advance further funds of $4.8 million as loans, of which we expect to syndicate $1.7 million.   Further advances under these agreements are subject to due diligence, no material adverse change in the assets, business or ownership of the borrower and other terms.

Cash Flows from Operating Activities

Cash provided by our operating activities increased to $12.1 million in 2004, compared to cash used in operating activities of $1.4 million during 2003 and cash generated by operating activities of $8.8 million in 2002.  The increase in cash generated by operating activities during 2004 as compared to 2003 is primarily due to the higher volume and level of interest and related fees received as a result of expanding our merchant banking operations.   The decline in cash generated by operating activities in 2003 as compared to 2002 was primarily attributable to the decline in our gold sales during this period.

Cash Flows from Financing Activities

Our cash flows from financing activities decreased to $2.3 million in 2004 as compared to $18.2 million in 2003 and $2.5 million in 2002.  Cash flows in 2003 were primarily attributable to the private placements completed in 2003, exercise of share purchase warrants and stock options.  Cash flows in 2004 were attributable to the exercise of share purchase warrants that had been issued in prior years.

Cash Flows from Investing Activities

Our cash flows used in investing activities was $39.3 million in 2004, compared to cash flows from investing activities of $0.5 million in 2003 and cash used in investing activities of $1.4 million in 2002.

Cash used in investing activities was primarily attributable to loans and convertible debentures advanced of $44.4 million in 2004, compared to $18.0 million in 2003.  This increase in 2004 as compared to 2003 was attributable to us concentrating on expanding our merchant banking activities in 2004 using the cash acquired on completion of the Arrangement and from the 2003 private placement transactions. We anticipate that we will continue to advance cash on account of loans and convertible debentures during 2005 as we attempt to continue the expansion of our merchant banking business.

We realized cash from the proceeds of sale of investments in the amount of $13.7 million in 2004, as compared to $8.1 million in 2003.  These amounts were off-set by expenditures on re-investments in securities of $11.9 million during 2004, as compared to $7.2 million in 2003.

Appropriated and Restricted Cash and Asset Retirement Obligations

Appropriated and restricted cash associated with reclamation obligations at the Castle Mountain property and the Brewery Creek property decreased to $9.9 million at December 31, 2004, compared to $12.9 million at December 31, 2003 and $18.8 million at December 31, 2003.  At December 31, 2004, we had appropriated cash of $4.9 million in a voluntary sinking fund that we will use to fulfill reclamation obligations at the Castle Mountain property.  In addition, we had restricted cash of $5.0 million pledged as security for licenses and permits to fulfill reclamation obligations at the Brewery Creek property.   Pursuant to our agreement with Alexco for the sale of the Brewery Creek property, $2.5 million has been released to us and the other $2.5 million was paid to Alexco on March 15, 2005.

Asset retirement obligations relating to site restoration and clean-up of our Castle Mountain  and Brewery Creek  properties decreased to $5.4 million at December 31, 2004, compared to $10.5 million at December 31, 2003 and $14.1 million at December 31, 2002.  We incurred costs in connection with our closure obligations at the Castle Mountain  and Brewery Creek properties in the amount of $4.7 million during 2004, compared to $3.5 million during 2003 and $3.3 million in 2002.

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

We anticipate reclamation costs in 2005 of approximately US$2.7 million (100% portion) at the Castle Mountain property.

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

F.

Tabular Disclosure of Contractual Obligations

Payment due by period -
Type of Contractual Obligation	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Long-Term Debt Obligations	-	-	-	-	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations (Office Lease)	1,050,000	326,000	713,000	11,000
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-
Total	1,050,000	326,000	713,000	11,000	-

As at December 31, 2004, we had entered into agreements to advance further funds as loans, of which we expected to syndicate $1.7 million, as discussed above under the heading “Liquidity and Financial Position – Merchant Banking Business”.

G.

Safe Harbour

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to Item 5.E and F above.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

DIRECTORS AND SENIOR MANAGEMENT

Our directors are elected annually by our shareholders and hold office until the next annual meeting of shareholders or until their successors are duly elected and qualified, unless they sooner resign or cease to be directors in accordance with our Articles. Our last regular annual meeting was held on June 1, 2005.  Our next  annual meeting is anticipated to be held in June 2006.  Our officers who comprise our senior management are appointed by and serve at the pleasure of our board of directors.

As at the date of this Annual Report, the following persons comprised the directors and senior management of Quest:

Name	Position with Quest	Previous Services as a Director
Brian E. Bayley(4)	Director and Chief Executive Officer and President	Since 2003
A. Murray Sinclair	Director and Managing Director	Since 2002
Robert M. Buchan	Director and Executive Chairman	Since 2005
Robert G. Atkinson(2)(3)(5)	Director	Since 2003
W. David Black(1)(2)(3)(5)	Director	Since 1984
Edward L. Mercaldo(1)	Director	Since 2003
Henry J. Knowles(3)	Lead Director	Since 2003
Daniel Goodman(2)	Director	Since 2003
Michael D. Winn(4)(5)	Director	Since 2002
Michael Hannesson(1)(4)(5)	Director	Since 2004
Robert Pollock	Senior Vice President	Not Applicable
Michael Atkinson	Vice President	Not Applicable
Susan Neale	Chief Financial Officer	Not Applicable
Sandra Lee	Secretary	Not Applicable

(1)

Member of our Audit Committee.

(2)

Member of our Compensation Committee.

(3)

Member of our Corporate Governance Committee.

(4)

Member of our Environmental and Safety Committee.

(5)

Member of Credit Committee

None of our directors or senior management has any family relationship with any other and none were elected as a director or appointed as a member of senior management as a result of an arrangement or understanding with a major shareholder, customer, supplier or any other party.

The following is biographical information on each of our directors and senior management:

BRIAN E. BAYLEY, age 52, has served as chief executive officer and as a director of Quest since July 2003.   Mr. Bayley was formerly a director and chief executive officer of Quest Investment Corporation from July 2002 to June 2003.    Mr. Bayley was formerly a director of Quest Ventures Ltd. (“Quest Ventures”), a private company which was previously owned by Mr. Bayley and Mr. Sinclair.   Quest Ventures specialized in bridge loan lending primarily to public companies in the resource sector.  Mr. Bayley was formerly a director and officer of Quest Oil & Gas Inc. (“Quest Oil and Gas”) which was a publicly-traded oil and gas company whose shares were traded on the TSX.  Mr. Bayley was a director of Quest Oil & Gas from 1990 to 1997 and was president and chief executive officer from 1990 to 1996.  Mr. Bayley holds an MBA from Queen’s University of Kingston, Ontario.

Mr. Bayley’s principal directorships include acting as a director of the following publicly traded companies, which trade on the TSX Venture unless noted:

Issuer	Business
American Natural Energy Corp.	Oil & Gas Exploration/Development
Cypress Hills Resource Corp.	Oil & Gas Exploration/Development
Kirkland Lake Gold Inc. (“TSX”)	Gold Mining and Exploration
Esperanza Silver Corporation	Precious Metal Exploration
Eurasian Minerals Inc.	Precious Metal Exploration
Greystar Resources Ltd. (“TSX”)	Precious Metal Exploration
Midway Gold Corp.	Mining/ Exploration/Development
Pan-Global Energy Ltd	Oil & Gas Exploration/Development
PetroFalcon Corporation (“TSX”)	Oil & Gas Producer
Torque Energy Inc.	Oil & Gas Producer
TransAtlantic Petroleum Corp. (“TSX”)	Oil & Gas Exploration/Development

A. MURRAY SINCLAIR, age 44, has served as managing director since July 2003.  Previously Mr. Sinclair served as the chairman and director of Quest from November 2002 to July 2003.     Mr. Sinclair was formerly a director and the president of Quest Investment Corporation from July 2002 to June 2003. Mr. Sinclair was formerly the president of Quest Ventures.  Previously, Mr. Sinclair was the managing director of Quest Oil & Gas from 1993 to 1997 and the president and a director of Noramco Capital Corp., a private merchant banking company, from 1991 to 1996.   Mr. Sinclair obtained a B. Comm (Honours) from Queen’s University in 1984.

Mr. Sinclair’s principal directorships include acting as a director of the following publicly traded companies, which trade on the TSX Venture unless noted:

Issuer	Business
Aurora Platinum Corp.	Exploration/Development
Breakwater Resources Ltd. (“TSX”).	Gold and Silver Mining
Gabriel Resources Ltd. (“TSX”)	Precious Metals Exploration
General Minerals Corporation (“TSX”)	Precious Metals Exploration
Newmex Minerals Inc.	Gold Mining and Exploration
Proprietary Industries Inc (“TSX”)	Merchant Banking
Wolfden Resources Inc. (“TSX”)	Precious Metals Exploration

ROBERT M. BUCHAN, age 57, has served as executive chairman since April 7, 2005.  Previously, Mr. Buchan was chairman from May 1993 until August 2002 and chief executive officer from May 1993 to March 2005 of Kinross Gold Corp. Mr. Buchan’s principal directorships include acting as a director of the following publicly traded companies, which trade on the TSX Venture unless noted:

Issuer	Business
Rockwater Capital Corporation (“TSX”)	Financial services
bcMetals Corporation	Natural resources exploration

ROBERT G. ATKINSON, age 65, has served as a director since June 2003. Mr. Atkinson was formerly a co –vice chairman of Quest Investment Corporation from July  2002 to June  2003.  Mr. Atkinson was formerly president, chief executive officer and a director of Bradstone from 1997 to July 4, 2002. Mr. Atkinson was formerly president, chief executive officer and a director of Peruvian from January 2001 to July  2002.  Mr. Atkinson was the chairman and a director of A&E from 1994 to January 2004.  Previously, Mr. Atkinson was a director and partner of Gordon Capital Corporation from 1991 to 1993 and president and CEO of Loewen Ondaatje McCutcheon Inc. from 1987 to 1991, both Canadian investment dealers where he specialized in financing growth companies.  Mr. Atkinson is currently a director of Trimin Capital Corp. and was previously a director of Trimin Enterprises Ltd. from October 1992 to March 1999.  Mr. Atkinson is the chairman of the board of directors of Spur Ventures.  Mr. Atkinson has been a director and the president of Watersave Logic, a manufacturer of sanitary products, since 1996.

W. DAVID BLACK, age 63, has served as a director since April 1984.  Mr. Black has been an associate counsel of DuMoulin Black since January 2004. Previously Mr. Black was partner of DuMoulin Black from 1968 to December 2003.

Mr. Black’s principal directorships include acting as a director of the following publicly traded companies, which trade on the TSX Venture unless noted:

Issuer	Business
Viceroy Exploration Ltd.	Precious Metal exploration
Southwestern Resources Corp. (“TSX”)	Precious Metal Exploration
Pacific Wildcat Resources Corp. (NEX)	Precious Metal Exploration
Spur Ventures Inc.	Non-metallic Mineral Exploration

EDWARD L. MERCALDO, age 63, has served as a director of Quest since June 2003.  Mr. Mercaldo is currently a private investor and financial consultant. Previously, Mr. Mercaldo served as a director, the chief financial officer, executive vice-president and a director of Diamond Fields Resources Inc. from June 1995 to August 1996 and served as a director of Inco from August 1996 to September 2000.

Issuer	Business
Norwood Resources Ltd.	Oil and Gas Exploration
International Royalty Corporation	Metals and Mineral

HENRY J. KNOWLES, age 73, has served as a director of Quest since June 2003.  Mr. Knowles has been providing his services as a business and financial consultant since January 2003.  Previously, Mr. Knowles was counsel with Sheldon Huxtable and its predecessor firm since 1991; and from 1980 to 1983, Chairman of the Ontario Securities Commission.

Mr. Knowles’ principal directorships include acting as a director of the following publicly traded companies, which trade on the TSX Venture unless noted:

Issuer	Business
Automodular Corporation (“TSX”)	Industrial
Samuel ManuTech Inc. (“TSX”)	Industrial
Wolfden Resources Inc. (“TSX”)	Precious Metal Exploration
Dominion Citrus Limited (“TSX”)	Industrial

DANIEL GOODMAN, age 35, has served as a director of Quest since June 2003.  Mr. Goodman is a Director and Associate Portfolio Manager of the Private Client Groupfor Dundee Securities Corporation since January  2003.  Previously, Mr. Goodman has held several positions and/or directorships of Dundee Private Investors from February 1998 to September 2001; chief executive officer and vice-chairman of Dundee Insurance Agency from March 2000 to May 2001.

Mr. Goodman’s principal directorships include acting as a director of the following publicly traded companies, which trade on the TSX Venture unless noted:

Issuer	Business
Valdez Gold Inc	Exploration
Woodruff Capital Management Inc.	Exploration

MICHAEL D. WINN, age 43, has served as a director and vice-president corporate development of Quest since November 2002.  Mr. Winn is currently president of Terrasearch Inc., a financial consulting company, since January 1997.  Previously, Mr. Winn spent four years as an analyst for a southern California based brokerage firm  where he was responsible for the evaluation of emerging oil and gas and mining companies.  Mr. Winn has worked in the oil and gas industry since 1983 and the mining industry since 1992.  Mr. Winn obtained a B.S. in geology from the University of Southern California.

Mr. Winn’s principal directorships include acting as a director of the following publicly traded companies, which trade on the TSX Venture unless noted:

Issuer	Business
Aurora Platinum Corp.	Exploration/Development
Eurasian Minerals Inc.	Precious Metal Exploration
General Minerals (“TSX”)	Precious Metals Exploration
Lake Shore Gold Corp.	Mineral Exploration
Mena Resources Inc.	Precious Metals Exploration
Sanu Resources Ltd.	Precious Metals Exploration
TransAtlantic Petroleum Corp. (“TSX”)	Oil & Gas Exploration/Development
Alexco Resource Corp.	Precious Metals Exploration

MICHAEL HANNESSON, age 59, was elected to the board by the shareholders at the annual general meeting held June 17, 2004.  Mr. Hannesson has served as the president and director of Eurobel Capital Partners Corp., a private company, since 2000.  Previously, Mr. Hannesson was president of Dynam Capital Corp. from 1996 to 2000.

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

Issuer	Business
Western Geopower Corp.	Geothermal Energy Development
Caspian Energy Inc.	Oil and Gas Producers

MICHAEL ATKINSON, age 32, was appointed vice-president on June 1, 2005 and has served as our director of business development since July 2003.  Previously, Mr. Atkinson was a vice-president of Quest investment Corporation.  Mr. Atkinson’s experience includes over 10 years in the financial services sectors as well as an education in Administrative and Commercial Studies from the University of Western Ontario.

Issuer	Business
Arapahoe Energy Corporation	Oil and Gas Exploration
Bonanza Resources Corp.	Oil and Gas Exploration
First Fortune Investments Inc	Mineral Exploration

SUSAN NEALE, age 39, has served as our chief financial officer since August 2001.  Previously, Ms Neale was Controller of Quest from June 1996 to May 2001 and senior accountant from 1991.  Ms Neale is a certified general accountant.

SANDRA LEE, age 41, has served as our corporate secretary since July 2003. Ms. Lee is a certified legal assistant. Previously, she was corporate secretary of Quest Investment Corporation from July 2002 to June 2003 and was assistant corporate secretary and corporate secretary of Quest Oil & Gas from May 1995 to April 1997.  Previously, she worked as a legal assistant for a number of large law firms in the areas of corporate and securities laws. In addition, Ms. Lee serves as corporate secretary of a number of publicly traded companies listed on the TSX Venture Exchange in connection with her employment by Quest Management.

B.

COMPENSATION

Compensation of Named Executive Officers

We currently have five named executive officers (the “Named Executives”), namely:

1.

Brian E. Bayley, our president and chief executive officer;

2.

A. Murray Sinclair, our managing director;

3

Susan Neale, our chief financial officer;

4.

Robert Pollock, our senior vice-president; and

5.

Michael Winn, our vice-president corporate development.

The following table sets out the compensation awarded, paid to or earned by our Named Executives during the fiscal year ended December 31, 2004:

Summary Compensation Table

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name And Principal Position	Year	Salary ($)	Bonus(5) ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All other Compen-sation(2) ($)
Brian E. Bayley President and Chief Executive Officer(3)	2004 2003 2002	0 367,000 15,000 Nil	275,000 425,000 Nil	Nil Nil Nil	Nil 1,100,000 Nil	Nil Nil Nil	Nil Nil Nil	3,333 Nil Nil
Susan M. Neale Chief Financial Officer	2004 2003 2002	Nil Nil Nil	110,000 100,000 Nil	145,200 145,200 133,100	Nil 500,000 Nil	Nil Nil Nil	Nil Nil Nil	1,500 117,000 Nil
A. Murray Sinclair Managing Director(3)	2004 2003 2002	367,000 15,000 Nil	275,000 425,000 Nil	Nil Nil Nil	Nil 1,100,000 NIL	Nil Nil Nil	Nil Nil Nil	3,333 80,800 Nil
Michael Winn Vice-President Corporate Development	2004 2003 2002	Nil Nil Nil	280,000 100,000 Nil	60,000 95,238 47,278	Nil 750,000 113,000(1)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Robert Pollock Senior Vice-President(4)	2004 2003 2002	250,000 72,917 Nil	220,000 Nil Nil	Nil Nil Nil	Nil 1,000,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)

In June 2003, the shares were consolidated on a three-for-one basis.  Options for prior periods have been restated to reflect the share consolidation as if it had occurred at the beginning of the earliest period reported.

(2)

Life insurance, group medical, parking and stock option benefits.

(3)

Salaries since July 2003 (effective date of the arrangement involving the Company).

(4)

Mr. Pollock was appointed Senior Vice-President in September 2003.

(5)

The 2004 Bonus was approved by the Board in February 2005.

Total compensation for all senior officers during the year ended December 31, 2004 was $2,764,000.

A.

B.

STOCK OPTIONS

We did not grant any stock options under our Stock Option Plan or otherwise during the most recently completed financial year ended December 31, 2004 to any of our Named Executive Officers.

The following table sets forth details of all exercises of stock options during the year ended December 31, 2004 by each of our Named Executive Officers, the number of unexercised options held by the Named Executive Officers at the financial year-end and the value of unexercised in-the-money options on an aggregated basis at the financial year-end.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SARs at Financial Year-End ($) Exercisable/ Unexercisable
Brian E. Bayley	Nil	N/A	687,500/412,500	Nil/Nil
Susan M. Neale	Nil	N/A	312,500/187,500	Nil/Nil
A. Murray Sinclair	Nil	N/A	687,500/412,500	Nil/Nil
Michael Winn	Nil	N/A	582,083/281,250	$186,999/Nil
Robert Pollock	Nil	N/A	625,000/375,000	Nil/Nil

There was no re-pricing of stock options under the Stock Option Plan or otherwise during the most recently completed financial year.

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

Directors hold office until they resign or the next annual meeting of shareholders, whichever is earlier. Our board of directors may appoint a director to fill a vacancy at any time in accordance with our Articles.  Our next annual meeting of shareholders is anticipated to be  scheduled for June , 2006.

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

COMPENSATION COMMITTEE

Composition of the Compensation Committee

We have a Compensation Committee comprised of Daniel Goodman, W. David Black and Robert G. Atkinson.  Responsibility for the determination of compensation of our executive officers has been delegated to this committee.  The Compensation Committee is also responsible, among other things, for reviewing the adequacy and form of directors’ compensation, and is directed to ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director.

Report of Executive Compensation

Historically, the compensation of our executive officers has been comprised primarily of cash compensation and the allocation of incentive stock options.  In establishing levels of remuneration and in granting stock options, an executive's performance, level of expertise, responsibilities, length of service to the Company and comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry are taken into consideration.  Interested executives do not participate in reviews, discussions or decisions of the Board of Directors regarding this remuneration.

Our general compensation philosophy for executive officers is to provide a level of compensation that is competitive within the North American marketplace and that will attract and retain individuals with the experience and qualifications necessary for the Company to be successful, and to provide long-term incentive compensation which aligns the interest of executives with those of shareholders and provides long-term incentives to shareholders of senior management whose actions have a direct and identifiable impact on the performance of the Company and who have material responsibility for long-range strategy development and implementation.

Our Stock Option Plan is administered by our Board of Directors.  The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance.  Stock option grants are considered when reviewing executive officer compensation packages as a whole.

This report on executive compensation was submitted by the Compensation Committee comprising of Daniel Goodman, W. David Black and Robert G. Atkinson.

Compensation of Directors

In November 2004, the Board approved the following compensation for our directors effective January 1, 2004:

1.

a fee of $48,000 per year to the Chairman of the Board;

2.

a fee of $12,000 per year to the Chairman of the Audit Committee;

3.

a fee of $6,000 per year to the Chairman of each of the Corporate Governance Committee, Compensation Committee, Environmental and Safety Committee and Credit Committee; and

4.

in addition to the fees being paid in items 1, 2 and 3 above, a fee of $20,000 per year on a quarterly basis to independent (non-executive) directors.

During the financial year ended December 31, 2004, we paid total directors’ fees of $102,667. We have no plans other than our Stock Option Plan pursuant to which cash or non-cash compensation was paid or distributed to non-executive directors during the most recently completed financial year or is proposed to be paid or distributed in a subsequent year.  During the financial year ended December 31, 2004, we granted options to acquire 250,000 Shares at an exercise price of $1.51 per Share until August 19, 2009 to one of our directors.

Our directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors.

AUDIT COMMITTEE

Composition of Our Audit Committee

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

Audit Committee Charter

Our board of directors has established an Audit Committee Charter for our Audit Committee, whereby the primary function of the Audit Committee is to assist the Board in fulfilling its financial oversight responsibilities by reviewing: the financial reports and other financial information provided by us to any governmental body or other stakeholders; our systems of internal controls regarding finance, accounting, and our auditing, accounting and financial reporting processes.  The Audit Committee Charter is currently being reviewed and updated to comply with current requirements.  Consistent with this function, the Audit Committee encourages continuous improvement of, and fosters adherence to, our policies, procedures and practices at all levels.

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

(3)

our senior management review the adequacy and effectiveness of  our financial and accounting controls.

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

D.

EMPLOYEES

The number of employees at the end of the period was as follows:

Area	Full-time 2004	Full-time 2003	Full-time 2002
Vancouver	14	16	8
Toronto	2	2	-
Castle Mountain property, California	8	10	12
Brewery Creek property, Yukon(1)	1	1	1

(1)

During the field season (May-October 2004) the number of employees was 7.

E.

SHARE OWNERSHIP

Common Shares

Our directors and senior management currently beneficially own the following number of our Common Shares:

Name	Position with Quest	Number of Common Shares Beneficially Owned(1)	Percentage Of Common Shares Owned(2)
Directors:
Brian E. Bayley	Director and Chief Executive Officer and President	2,172,788(3)	2.3%
A. Murray Sinclair	Director and Managing Director	1,013,497	1.1%
Robert M. Buchan	Director and Executive Chairman	5,000,000(4)	5.2%
Robert G. Atkinson	Director	619,274(5)	0.6%
W. David Black	Director	176,832(6)	0.2%
Edward L. Mercaldo	Director	262,307	0.3%
Henry J. Knowles	Director	1,000	0.00%
Daniel Goodman	Director	61,667	0.07%
Michael D. Winn	Director	83,333	0.08%
Michael Hannesson	Director	NIL	0.0%
Officers:
Robert Pollock	Senior Vice President	2,250,000	2.4%
Michael Atkinson	Vice President	67,568	0.07%
Susan Neale	Chief Financial Officer	142,043	0.1%
Sandra Lee	Secretary	NIL	0.0%

(1)

The information as to securities beneficially owned or over which a director or officer exercises control or direction, not being within the knowledge of Quest, has been furnished by the respective persons individually.

(2)

Based on 95,465,568 Common Shares issued and outstanding at May 13, 2005.

(3)

Includes 2,050,219 Common Shares held directly and 122,569 Common Shares held indirectly

(4)

Includes 2,500,000 Common Shares held directly and 2,500,000 Common Shares held indirectly

(5)

Includes 594,274 Common Shares held directly and 25,000 Common Shares held indirectly

(6)

Includes 100,150 Common Shares held directly and 26,682 Common Shares held indirectly.

Options to Purchase Securities from Quest

Our directors, officers and members of our senior management hold the following stock options to purchase additional Common Shares.

Name	Number of Common Shares under Options Granted in Last Fiscal Year	Number of Common Shares under Options Outstanding at		Price Exercise (Cdn$)	Expiration Date
		December 31, 2004	May 13, 2005
Directors:
Brian E. Bayley, Chief Executive Officer, President and Director	Nil	1,100,000	1,100,000	$1.95	Nov 20, 2008
A. Murray Sinclair, Managing Director	Nil	1,100,000	1,100,000	$1.95	Nov 20, 2008
Robert M. Buchan Executive Chairman and Director	Nil	Nil	1,100,000	$1.95	April 7, 2010
Robert G. Atkinson, Director	Nil	250,000	250,000	$1.95	Nov 20, 2008
W. David Black	Nil	250,000 13,333	250,000 13,333	$1.95 $1.80	Nov 20, 2008 May 18, 2005
Edward L. Mercaldo	Nil	250,000	250,000	$1.95	Nov 20, 2008
Daniel Goodman	Nil	250,000	250,000	$1.95	Nov 20, 2008
Michael Hannesson	250,000	250,000	250,000	$1.51	Aug 19, 2009
Henry J. Knowles	Nil	250,000	250,000	$1.95	Nov 20, 2008
Michael Winn, Director	Nil	750,000 113,333	750,000 113,333	$1.95 $0.81	Nov 20, 2008 Oct 22,2007
Officers:
Robert Pollock Senior Vice-President	Nil	1,000,000	1,000,000	$1.95	Nov 20, 2008
Michael Atkinson Vice-President	Nil	250,000	250,000	$1.95	Nov 20, 2008
Susan Neale, Chief Financial Officer	Nil	500,000	500,000	$1.95	Nov 20, 2008
Sandra Lee, Secretary	Nil	250,000	250,000	$1.95	Nov 20, 2008

Stock Option Plan

Under our Stock Option Plan, (the "Plan") approved by shareholders at our 2005 annual general meeting held on June 1, 2005, we may grant to directors, officers, employees and consultants of the Company and its subsidiaries options to purchase Common Shares of Quest. The purpose of the Plan is to provide incentives to certain of our directors, officers, employees and consultants.  The aggregate number of shares reserved for issuance under the Plan is equal 10% of our Common Shares outstanding from time to time, in accordance with the policies of the TSX as approved by our shareholders on June 1, 2005.  Based upon our issued capital, we have 9,546,556 Common Shares authorized for issuance under the plan and would currently have availability to issue 1,176,269 stock options in addition to the 8,370,287 stock options issued as of June 3, 2005. The number of shares reserved for issuance to any one person under the Plan, together with shares which that person may acquire under any similar plan of Quest may not exceed 5% of the total issued and outstanding Common Shares. Under the Plan, we designate the maximum number of shares that are subject to an option. The exercise price per share of an option may not be set at less than the closing market price at which the shares are traded on the TSX on the trading day immediately preceding the date the option is granted.

We may grant, pursuant to the policies of the TSX, stock options to directors, officers and employees of and consultants to Quest and its subsidiaries in consideration of them providing their services to Quest or its subsidiaries. The number of shares subject to each option is determined by our board of directors within the guidelines established by the TSX. The options enable such persons to purchase shares of Quest at a price fixed pursuant to the rules of the TSX. The option agreements must provide that the option can only be exercised by the optionee and only so long as the optionee shall continue in the capacity as a director, officer or employee of or consultant to Quest or subsidiary or as an employee of the management company and during a period of not more than 90 days after ceasing to be a director, officer, employee or consultant   or, if the optionee dies, one year from the date of the optionee’s death. The options are exercisable by the optionee giving us notice and payment of the exercise price for the number of shares to be acquired. The agreements further provide that disinterested shareholder approval will be obtained prior to the reduction of the exercise price of options granted to insiders.

As at December 31, 2004, we had 7,373,748 options outstanding at a weighted average exercise price of $1.91 per share with a weighted average remaining term of 3.77 years.

Under the policies of the TSX, the Plan is subject to director and shareholder approval every three years.

ITEM 7.

MAJOR SHAREHOLDER AND RELATED PARTY TRANSACTIONS

A.

MAJOR SHAREHOLDERS

Quest is currently a publicly-held corporation, with its shares held by residents of Canada, the United States of America and other countries. To the best of our knowledge, no person, corporation or other entity is a beneficial owner of more than 5% of our Common Shares, being the only class of our securities with voting rights, except for those listed below:

Name and Relationship to Corporation	Number of Securities Beneficially Owned as at May 13, 2005(1)	Percentage of Class(2)
Exploration Capital Partners 2000 Limited Partnership and Richards (Rick) Rule	15,308,679 Shares (3)	15.1%
Robert M. Buchan, Executive Chairman and Director	5,378,125 Shares (4)	5.5%
Robert Pollock, Senior Vice-President	5,062,500 Shares (5)	5.1%

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

(2)

Based on 95,465,568 Common Shares issued and outstanding at May 13, 2005 and includes the amount of shares beneficially owned by such shareholder (and only such shareholder) by reason of acquisition rights.

(3)

Primarily held indirectly through a family trust and through Exploration Capital Partners 2000 Limited Partnership (“ECP2000LP”) that is a Nevada limited partnership.  The general partner of ECP2000LP is Resource Capital Investment Corporation (“Resource Capital”). A. Richards (Rick) Rule (“Rule”) is the President and director of Resource Capital and owns, indirectly through a family trust, 90% of the shares of Resource Capital.  ECP2000LP and Rule are the holders of 12,113,679 Common Shares. In addition, ECP2000LP and Rule hold warrants to purchase an additional 3,195,000 Common Shares.

(4)

Mr. Buchan is the holder of 5,000,000 Common Shares directly and indirectly.  In addition, Mr. Buchan has the option to purchase an additional 1,100,000 Common Shares at a price of $1.95 per share, of which 378,125 options are exercisable within 60 days hereof.

(5)

Mr. Pollock is the holder of 2,250,000 Common Shares.  In addition, Mr. Pollock holds warrants to purchase an additional 2,000,000 Common Shares and options to purchase an additional 1,000,000 Common Shares at a price of $1.95 per share, of which 812,500 options are exercisable within 60 days hereof.

Our major shareholder does not have different voting rights from the other holders of our Common Shares.

There have been the following significant changes in the percentage ownership held by ECP2000LP and Rule during the past three years:

Date of Significant Change of Beneficial Ownership	Description of Significant Change of Beneficial Ownership
November 2002	ECP2000LP purchased 1,375,000 pre-consolidation common shares of Quest. Prior to the purchase ECP2000LP and Rule, through various ownerships owned 9,685,000 pre-consolidation common shares.
June 2003

ECP2000LP acquired 2,929,511 Class A Shares as result of the Arrangement.  In addition, ECP2000LP acquired 2,200,000 units of Quest at a price of $1.20 per unit pursuant to a private placement of Quest.  Each unit consisted of one Class A Share and share purchase warrant.  Each share purchase warrant entitled the holder to purchase one Class A Share for a period of five years exercisable at a price of $1.50.  Rule, through various ownerships, acquired 3,176,463 Class A Shares and 898,842 Class B Shares pursuant to the Arrangement and 895,000 Units pursuant to the private placement.

October 2003

Mr. Pollock acquired 2,000,000 Units of Quest at a price of $1.28 per unit pursuant to a private placement of Quest.  Each unit consisted of one Class A Share and share purchase warrant.  Each share purchase warrant entitled the holder to purchase one Class A Share for a period of five years exercisable at a price of $1.60.

October 8, 2004	Rule exchanged 918,839 Class B Shares for 1,148,549 Class A Shares.
May 12, 2005	Mr. Buchan acquired 5,000,000 Common Shares from us in a private placement transaction at a price of $1.50 per share.

Outstanding Voting Securities

The authorized capital of Quest consists of an unlimited number of Common Shares, First Preferred Shares and Second Preferred Shares in each case without nominal or par value.  As of May 13, 2005, there were 95,465,568 Common Shares and no First Preferred or Second Preferred Shares issued and outstanding.  The holders of the Common Shares are entitled to one vote per share held.  Previously, Quest had Class A Voting Shares and Class B Voting Shares.  In October, 2004, the Class B Shares were converted to Class A Shares on the basis of 1.25 Class A Shares for each Class B Share held.  The Class B Shares were delisted from trading on the TSX  on October 8, 2004.  Effective April 19, 2005, the  Class B Shares were cancelled and the designation of the Class A Shares was changed to Common Shares.

Holdings by Shareholders in the United States

Based on the records of Computershare Trust Company of Canada, our transfer agent, at May 13, 2005 there were 1,536 registered holders of our Common Shares with United States addresses who collectively held 20,613,835 shares or approximately 21.6% of our issued and outstanding Common Shares.

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

B.

RELATED PARTY TRANSACTIONS

Except as disclosed below, Quest has not since January 1, 2004 entered into or made, and does not propose to enter into or make:

(1)

any transaction with a related party which is either material to Quest or the related party to which Quest or any its subsidiaries was or is proposed to be a party;

(2)

any transaction with a related party which is unusual in its nature or conditions involving goods, services for tangible or intangible assets to which Quest or any its subsidiaries was or is proposed to be a party;

(3)

any loans or guarantees directly by Quest or through any of Quest’s subsidiaries to or for the benefit of any related party.

A related party for the purposes of this Item 7.B includes any of the following persons:

(a)

enterprises that, directly or indirectly through one or more intermediaries, control or are controlled by or under common control with Quest;

(b)

associates of Quest;

(c)

individuals owning, directly or indirectly, shares of Quest that gives them significant influence over Quest and close members of such individuals’ families;

(d)

key management personnel, that is persons having authority and responsibility for planning, directing and controlling the activities of Quest, including directors and senior management and close members of the families of Quest’s directors and senior management; or

(e)

enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.  This includes enterprises owned by directors or major shareholders of the company and enterprises that have a member of key management in common with the company.

Associates of Quest include unconsolidated enterprises in which Quest have significant influence or which have significant influence over Quest.  Significant influence over an enterprise is the power to participate in the financial and operating policy decisions of the enterprise but is less than control over these policies. Shareholders beneficially owning a 10% or more of the voting power of the company are presumed to have a significant influence over the company.

Exchange of Class B Shares for Class A Shares

Effective October 8, 2004, the following members of our directors, officer and significant shareholders converted their Class B Shares for Class A Shares on the following basis:

(1)

Brian Bayley, our chief executive officer, president and a director, exchanged his 304,906 Class B Shares for 381,133 Class A Shares.

(2)

A. Murray Sinclair, our managing director, exchanged his 341,705 Class B Shares for 427,131 Class A Shares.

(3)

Robert G. Atkinson, a member of our board of directors, exchanged his 178,212 Class B Shares for 222,765 Class A Shares.

(4)

Exploration Capital Partners 2000 Limited Partnership and A. Richards Rule, one of our principal shareholders, exchanged 918,839 Class B Shares for 1,148,549 Class A Shares.

Bridge Loans and Convertible Debentures

We often require the ability to nominate at least one member to the Board of Directors to companies to which we  advance loans. The nominee may at times be an employee, officer or director of the Company.  As a result, we have made loans to borrowers that have certain directors and officers in common.  Our nominees are appointed to the board of directors with the objective of enabling us to monitor our investment and not as a means of acquiring control or exercising significant influence over a borrower.  Our nominees do not participate in the management of the borrower as executive officers.

As at December 31, 2004, our bridge loans and convertible debentures included $10,184,000 (2003 -$2,516,000) in amounts due from borrowers that have certain directors and officers in common.  During the year ended December 31, 2004, we received $1,094,000 (2003 - $119,500, 2002 - $nil) in interest and related fees from borrowers that have certain directors and officers in common.    We made a provision during the year ended December 31, 2004 for a losses on loans and convertible debentures of $200,000 (2003 - $84,000, 2002 - $NIL) from borrowers that have one director in common.

As at December 31, 2004, we did not own more than 10% of any borrower, with the exception of PPI Acquisition Corp., a private company of which we owned 26.55% as at December 31, 2004.  We advanced $4,515,257.65 to PPI Acquisition Corp. in 2004, the full amount of which was outstanding as at December 31, 2004.  This loan was unsecured and non-interest bearing.  The loan was repaid March 17, 2005.

As at March 31, 2005, our loan portfolio included $11.2 million in amounts due from borrowers with certain directors and officers in common.

Loan Syndicate Participants

From time to time, we syndicate bridge loans to parties with whom we may have directors and officers in common.  When we syndicate bridge loans, loans are made by ourselves and the syndicate participants to the borrower.  We will receive a portion of the interest payable and commitment fee or bonus shares payable by the borrower to each syndicate participant as administration fees.   We consider that the amounts payable to us in these syndicated loan transactions as administration fees and are not material in relation to our overall business.  In all cases, loan syndicate participants with director and officers in common have participated on the same terms and conditions as arms-length loan syndicate participants.  During the year ended December 31, 2004, we received $15,000 (2003 - $39,000, 2002 - $nil) in syndication loan administration fees from parties that have certain directors and officers in common.

Marketable Securities and Investments

From time to time, we may acquire shares of publicly traded or private companies that have certain directors and officers in common.  As at December 31, 2004, our marketable securities and investments included $10,578,000 (2003 - $6,046,000) with companies that have common directors and officers in common.  During the year ended December 31, 2004, we recorded a gain on disposal of securities of $317,000 (2003 - $2,609,000, 2002 - $nil)  from related parties by virtue of certain directors and officers in common.

Management and Finder’s Fees

During the year ended December 31, 2004, we received $1,534,000 (2003 -$456,000, 2002 - $nil) in advisory, management and finder’s fees from related parties by virtue of certain directors and officers in common.

Sale of Brewery Creek Property

On March 15, 2005, we sold our 100% interest in the Brewery Creek property, located in the Yukon Territory, to Alexco Resource Corp. (“Alexco”) in consideration for common shares of Alexco that represented, at the time of completion, approximately 19.0% of Alexco's issued and outstanding common shares.  This transaction is described in detail in Item 4.B of this Annual Report on Form 20-F under the heading “Former Brewery Creek Property”.  We continue to have one director in common with Alexco.

C.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8 ..

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

On May 5, 2003, we filed a counterclaim against Mercury Partners & Company Inc. and Tomoson Kusumoto seeking $1.125 million and interest thereon in relation to a long outstanding debt owed by Pacific Mercantile Company Limited (the successor to which is Mercury Partners & Company Inc.) to H. J. Forest Products Ltd. (the successor to which is Quest).  The outcome of the counterclaim is uncertain.

On April 3, 2002, we commenced legal proceedings against Australian Mining Consultants Pty Ltd. (“AMC”) in the Federal Court of Australia.  The proceedings arose from AMC’s due diligence investigation in relation to the Company’s acquisition of the Bounty Mine in 1999.  In May 2004, we reached a settlement agreement with AMC and received approximately AUS$2.1 million after making required payments to the Administrator for amounts due to the creditors of our Australian subsidiaries.

Dividends

We do not presently have any intention of paying dividends. Our future dividend policy will be determined by our board of directors on the basis of earnings, financial requirements and other relevant factors.

B.

SIGNIFICANT CHANGES

Except as disclosed in this Annual Report, we have not experienced any significant changes since the date of the financial statements included with this Annual Report.

ITEM 9.

THE OFFER AND LISTING

A.

OFFER AND LISTING DETAILS

Our authorized capital consists of an unlimited number of Common Shares, First Preferred Shares and Second Preferred Shares, in each case without nominal or par value.  The holders of Common Shares are entitled to one vote per share held.  All shares are initially issued in registered form.  There are no restrictions on the transferability of the shares imposed by our constating documents.

Common Shares (Previously Class A Shares)

Our Common Shares trade on the Toronto Stock Exchange (the “TSX”) under the trading symbol “QC”.  Our Common Shares previously traded as Class A Shares prior to the change of their designation to Common Shares on the TSX effective May 2, 2005.  See Item 10.B of this Annual Report on Form 20-F under the heading “Rights, Preferences and Restrictions Attaching to Each Class of Shares”.  Our Class A Shares were listed for trading on the TSX under the trading symbol “QC.A” on July 4, 2003 upon completion of the Arrangement.  The trading symbol of our Class A Shares was changed to “QC” upon the de-listing of our previously outstanding Class B Shares from the TSX effective October 8, 2004. The historical trading information regarding our Common Shares presented below includes trading information of these shares as Class A Shares prior to the change of their designation to Common Shares.

The following is a summary of the high and low market prices of our Common Shares in each of our last two fiscal years since July 4, 2003 on an annual basis:

Year	High (Cdn$)	Low (Cdn$)
2005 (to May 4, 2005)	$2.15	$1.50
2004	$1.95	$1.31
2003 (from July 4, 2003)	$2.04	$1.43

The following is a summary of the high and low market prices of our Common Shares during 2004 on a quarterly basis.

Quarter of 2004	High (Cdn$)	Low (Cdn$)
Fourth Quarter	$1.80	$1.55
Third Quarter	$1.59	$1.40
Second Quarter	$1.65	$1.31
First Quarter	$1.95	$1.45

The following is a summary of the high and low market prices of our Common Shares on the TSX on a monthly basis during the past six months:

Month and Year	High (Cdn$)	Low (Cdn$)
April 2005	$2.13	$1.83
March 2005	$2.15	$1.75
February 2005	$1.78	$1.75
January 2005	$1.76	$1.50
December 2004	$1.75	$1.60
November 2004	$1.75	$1.59
October 2004	$1.80	$1.55

Class B Shares

Our Class B Shares were listed for trading on the TSX under the trading symbol “QC.B” on July 4, 2003 upon completion of the Arrangement.  Our Class B Shares were delisted from the TSX effective October 8, 2004 following the conversion of these shares into Class A Shares.

The following is a summary of the high and low market prices of our Class B Shares in each of our last two fiscal years since July 4, 2003 on an annual basis to the date of their de-listing:

Year	High (Cdn$)	Low (Cdn$)
2004 (to October 8, 2004)	$2.54	$1.69
2003 (from July 4, 2003)	$3.00	$1.51

The following is a summary of the high and low market prices of our Class B Shares during 2004 on a quarterly basis to the date of their de-listing from the TSX:

Quarter of 2004	High (Cdn$)	Low (Cdn$)
Fourth Quarter (to October 8, 2004)	$1.59	$1.55
Third Quarter	$1.88	$1.75
Second Quarter	$3.00	$2.05
First Quarter	$2.54	$1.69

B.

PLAN OF DISTRIBUTION

Not applicable.

C.

MARKETS

Common Shares

Our Common Shares have traded on the TSX under the trading symbol QC since October 8, 2004.  Our Common Shares traded as Class A Shares prior to the change of their designation to Common Shares on the TSX on May 2, 2005.  Previously, our Class A Shares were traded on the TSX under trading symbol QC.A from July 4, 2003 to October 8, 2003.

Class B Shares

Our Class B Shares were previously traded on the TSX under the trading symbol QC.B from July 4, 2003 to October 8, 2004.   The Class B Shares were delisted on October 8, 2004.  Our Class B Shares were cancelled effective April 19, 2005.

Other than described above, our shares are not and have not been listed or quoted on any other exchange or quotation system.

D.

SELLING SHAREHOLDERS

Not applicable.

E.

DILUTION

Not applicable.

F.

EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.

ADDITIONAL INFORMATION

A.

SHARE CAPITAL

Not Applicable.

B.

MEMORANDUM (NOTICE OF ARTICLES) AND ARTICLES OF ASSOCIATION

1.

INCORPORATION

Quest was formed on April 6, 1984 under the name “Viceroy Resource Corporation” upon the amalgamation of Viceroy Petroleums Ltd and B&B Resource Inc.  The amalgamation was completed pursuant to a court approved arrangement pursuant to the Company Act (British Columbia).  The name of the Company was changed to "Quest Capital Corp." effective June 30, 2003.  See also Item 4 of this Annual Report under the heading “Name, Incorporation and Offices”.

The Business Corporations Act (British Columbia) was adopted in British Columbia in 2004 and is now in effect.  The Business Corporations Act replaces the Company Act (British Columbia) (the "Former Act") and adopts many provisions similar to those contained in corporate legislation elsewhere in Canada.  The Business Corporations Act also uses new forms and terminology; most particularly a Memorandum is now called a "Notice of Articles".  The Company has taken steps to bring its charter documents into conformity with the Business Corporations Act and to that end  filed its Notice of Articles, which replaces the Company's "Memorandum", with the Registrar of Companies (British Columbia) effective May 17, 2004.

The Company received shareholder approval on June 16, 2004 for certain amendments to its Notice of Articles (the "Notice of Articles"), approval of a new form of Articles (the "Articles") with a view to updating its charter documents to bring them into line with the Business Corporations Act and incorporating some of the new provisions of the Business Corporations Act as well as approval of certain changes to its share capital.  These changes were made effective as of June 21, 2004 and the description of rights, preferences and restrictions attaching to each class of Shares as a result of such changes is included in Item 3 below.

Quest is entitled under the Business Corporations Act to carry on all lawful businesses which can be carried on by a natural person.

The following is a summary of certain material provisions of Quest’s  Notice of Articles and  Articles and certain provisions of the Business Corporations  Act applicable to Quest:

2.

DIRECTORS

A.

Director’s power to vote on a proposal, arrangement or contract in which the director is interested.

The  Articles provide that when a director holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director (i.e., a disclosable interest), he must declare the nature and extent of his interest in such contract or transaction or of any other possible conflict, in accordance with the provisions of the Business Corporations Act.   A director who holds a disclosable interest may not vote on the transaction but will be counted in the quorum present at the meeting at which such vote is taken.

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

However, the Business Corporations Act also provides that in the following circumstances, a director does not hold a disclosable interest in a contract or transaction if:

1.

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

3.

Guarantee the repayment of money by any other person or the performance of any obligation or any other person; and

4.

Mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

D.

Retirement and non-retirement of directors under an age limit requirement.

There are no such provisions applicable to the Company under its  Notice of Articles and  Articles or the Business Corporations Act.

E.

Number of shares required for a director’s qualification.

A director of the Company is not  required to hold a share in the capital of the Company as qualification for his office.

3.

RIGHTS, PREFERENCES AND RESTRICTIONS ATTACHING TO EACH CLASS OF SHARES

As of the date of the Annual Report, the authorized capital of Quest consists of an unlimited number of Common Shares and First Preferred Shares and Second Preferred Shares, in each case without nominal or par value.  As at May 13, 2005, there were 95,465,568 Common Shares and no First Preferred or Second Preferred Shares issued and outstanding.  The holders of the Common Shares, subject to the rights of holders of any other class of shares of Quest, are entitled to receive dividends and to participate in the distribution of assets. The holders of the Common Shares are entitled to one vote per share.

We filed an amended Notice of Articles under the Business Corporations Act effective April 19, 2005 in order to change the designation of our Class A Shares to Common Shares and to cancel our previously existing Class B Shares.  Prior to the filing of our amended Notice of Articles, our authorized capital consisted of an unlimited number of Class A Shares, Class B Shares, First Preferred Shares and Second Preferred Shares, in each case without nominal or par value.

We previously had a total of 4,276,851 Class B Shares issued and outstanding.  These shares were convertible at any time at the option of the holder and the Company into Class A Shares on the basis of 1.25 Class A Shares for each Class B Share held.  During 2004, we forced the conversion of all outstanding Class B Shares into Class A Shares.  In aggregate, we issued a total of 5,346,064 Class A Shares upon conversion of the Class B Shares on a 1.25 for 1 basis.  In connection with such conversion, the Class B Shares were delisted from trading on the TSX effective October 8, 2004.

First Preferred Shares and Second Preferred Shares may be issued in one or more series.  The directors of the Company may by resolution of the directors before the issue of any series alter the Company's Notice of Articles to fix the number of preferred shares in a series and create, attach and define special rights such as payment of dividends and rights of redemption, conversion and retraction.  Holders of First Preferred Shares shall be entitled to one vote in respect of each First Preferred Share held at general meetings.  Holders of Second Preferred Shares shall not be entitled as such to vote at any general meeting of shareholders of the Company.  Holders of First Preferred Shares of each series rank on a parity with the First Preferred Shares of every other series and are entitled to preference over the Second Preferred Shares and our Common Shares.  Holders of Second Preferred Shares of each series rank on a parity with the Second Preferred Shares of every other series and are entitled to preference over the Common Shares.

There are no indentures or agreements existing or proposed limiting the payment of dividends and there are no special liquidation rights or pre-emptive rights.  The presently outstanding share capital is not subject to any call or assessment, all having been issued as fully paid and non-assessable.

With respect to the rights, preferences and restrictions attaching to the Company’s Common Shares, there are generally no significant differences between Canadian and United States law as the shareholders, or the applicable corporate statute, will determine the rights, preferences and restrictions attaching to each class of the Company’s shares.

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

Subject to the Business Corporations Act, our Articles provide the directors of the Company with the ability to alter the rights or restrictions of any class or series of shares:

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

5.

MEETINGS OF SHAREHOLDERS

The Company must hold its annual general meeting once in every calendar year (being not more than 15 months from the last annual general meeting) at such time and place to be determined by the directors of the Company.    The directors may fix in advance a date, which is no fewer than 21 days prior to the date of the meeting for the purpose of determining shareholders entitled to receive notice of and to attend and vote at a general meeting.

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

6.

RIGHTS TO OWN SECURITIES

Except as provided in the Investment Canada Act (the “ICA”) and certain industry specific statutes, or as set out in the Company’s charter or other constituent documents, there are no limitations under the applicable laws of Canada or British Columbia, on the rights of non-residents or foreigners to hold or vote Common Shares or other securities of the Company.

The ICA requires that a non-Canadian making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, as set out below, must file an application for review with Industry Canada. The ICA prohibits implementation of a “reviewable” transaction unless after review the Minister responsible for the ICA (the “Minister”) is satisfied that the investment is likely to be of net benefit to Canada.

A Canadian business is defined in the ICA as a business carried on in Canada that has (a) a place of business in Canada, (b) an individual or individuals in Canada who are employed or self-employed in connection with the business, and (c) assets in Canada used in carrying on the business.

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

An investment in the Company’s Common Shares by a non-Canadian (other than a “WTO Investor” as defined in the ICA) is reviewable under the ICA if:

(a)

the proposed investment is a direct investment to acquire control of the Company and the value of the Company’s assets, as determined in accordance with the regulations promulgated under the ICA, are over $5 million,

(b)

the proposed investment is an indirect investment in the Company and the value of the Company’s assets, as determined in accordance with the regulations promulgated under the ICA, are

(i)

at least $50 million, or

(ii)

between $5 million and $50 million and comprise more than 50% of the value of the assets of all entities whose control had been acquired in the international transaction, or

(c)

an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of the Company.

Under the ICA, an investment in the Company’s Common Shares by a WTO Investor is reviewable if:

(a)

the proposed investment is a direct investment to acquire control of the Company and the value of the Company’s assets, as determined in accordance with the regulations  promulgated under the ICA, are not less than a specified amount, which for 2005 is $250 million, or

(b)

the Company (i) engages in the production of uranium or owns an interest in a producing uranium property in Canada, (ii) provides any financial service, (iii) provides any transportation service, or (iv) is a cultural business.

An investment in the Common Shares by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, may also be reviewable if the proposed investment is an indirect investment in the Company and the value of the Company’s assets, as determined in accordance with the regulations promulgated under the ICA, are not less than $250 million (for 2005) and comprise more than 50% of the value of the assets of all entities whose control had been acquired in the international transaction.

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

A non-Canadian shall not implement an investment reviewable under the ICA unless the investment has been reviewed and the Minister is satisfied or is deemed to be satisfied that the investment is likely to be a net benefit to Canada, the non-Canadian shall not implement the investment or, if the investment has been implemented, shall divest himself of control of the business that is the subject of the investment.

A non-Canadian making the following investments:

(a)

an investment to establish a new Canadian business; and

(b)

an investment to acquire control of a Canadian business

which investment is not subject to review under the ICA, must notify Industry Canada, within thirty days of implementation of the investment.

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

CHANGES IN THE CAPITAL OF THE COMPANY

There are no conditions imposed by the Company’s Notice of Articles or Articles which are more stringent than those required by the Business Corporations Act.

C.

MATERIAL CONTRACTS

We have entered into the following material contracts to which we are party, other than contracts entered into in the ordinary course of our business, in the past two years:

1.

The Arrangement Agreement, as amended, between Quest Capital Corp., Avatar Petroleum Inc, Arapaho Capital Corp., Viceroy Exploration Ltd., SpectrumGold Inc,, Oro Belle Resources Corporation  and 650399 B.C. Ltd. dated May 15, 2003, as discussed in Item 4.A of this Annual Report under the heading “THE ARRANGEMENT”.

2.

SpectrumGold Organization Agreement dated May 1, 2003 between Quest Capital Corp, 650399 B.C. Ltd, NovaGold Resources Inc. and SpectrumGold Inc. as discussed in Item 4.A of this Annual Report under the heading “THE ARRANGEMENT”.

3.

Sale and Assignment Agreement dated February 1, 2005 between Viceroy Minerals and Alexco Resource Corp. as discussed in Item 4.A of this Annual Report under the heading “FORMER BREWERY CREEK PROPERTY”

D.

EXCHANGE CONTROLS

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

E.

TAXATION

Canadian Federal Income Tax Consequences

The following is a general summary of all material Canadian federal income tax considerations generally applicable to a holder of the Company’s Common Shares who is not a resident of Canada for the purposes of the Income Tax Act (Canada) (the “Act”). The discussion does not address individual consequences to persons subject to special provisions of federal income tax law.

The summary is based on the current provisions of the Act and the regulations thereunder and the Company’s understanding of the current administrative practices published by, and press announcements released by Canada Customs and Revenue Agency and the Department of Finance. This summary takes into account proposals to amend the Act announced prior to the date hereof (although no assurances can be given that such changes will be enacted in the form presented or at all), but does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative action or decision nor does it take into account any provincial, territorial, local or foreign tax considerations. Accordingly, holders and prospective holders of the Company’s shares are urged to consult their own tax advisors about the federal, provincial, territorial, local and foreign tax consequences of purchasing, owning and disposing of such shares.

The Act provides in subsection 212(2) that dividends and other distributions which are deemed to be dividends and which are paid or credited or are deemed to be paid or credited by a Canadian resident Company to a non-resident of Canada shall be subject to non-resident withholding tax equal to 25 percent of the gross amount of the dividend or deemed dividend.

Subsections 2(3) and 115(1) of the Act provide that a non-resident person is subject to tax in Canada at the rates generally applicable to residents of Canada on any “taxable capital gain” arising on the disposition of the shares of a company which are listed on a prescribed stock exchange if such non-resident, together with persons with whom he does not deal at arm’s length, owned 25 percent or more of the issued shares of any class of the capital stock of the Company at any time in the five years immediately preceding the date of disposition of the shares. Subsections 2(3) and 115(1) also provide that a non-resident person is subject to tax in Canada on taxable capital gains arising on the disposition of shares that constitute capital property used in carrying on a business in Canada. The taxable portion of a capital gain is equal to one-half of the amount by which the proceeds of disposition of such shares, net of any reasonable costs associated with the disposition, exceeds the adjusted cost base to the holder of the shares.

Provisions in the Act relating to dividend and deemed dividend payments and gains realized by non-residents of Canada who are residents of the United States are subject to the Canada-United States Income Tax Convention (1980), as amended (the “1980 Convention”).

Article X of the 1980 Convention provides that for 1997 and subsequent taxation years pursuant to the Third Protocol to the 1980 Convention the rate of Canadian non-resident withholding tax on dividends paid to a U.S. company that beneficially owns at least 10% of the voting stock of the Company shall not exceed 5% of the dividends. Otherwise, and except in the case of dividends received by a resident of the United States who carries on business in Canada through a Canadian permanent establishment and the shares in respect of which the dividends are paid are effectively connected with that permanent establishment, the rate of non-resident withholding shall not exceed 15 percent of the dividend. Where the dividends are received by a United States person carrying on business in Canada through a Canadian permanent establishment and the shares in respect of which the dividends are paid are effectively connected with that permanent establishment the dividends are generally subject to Canadian tax as business profits, generally without limitation under the 1980 Convention.

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

United States Federal Income Tax Consequences

The following is a general discussion of certain material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of Common Shares of the Company. This discussion does not address individual consequences to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See “Canadian Federal Tax Consequences).

The following discussion is based upon  Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and currently applicable court decisions.  This discussion does not consider the potential effects,  of any recently proposed legislation which Investors should be aware that currently applicable Code provisions, Treasury Regulations, and administrative pronouncements could change at any time and existing court authority could be overruled or superceded at any time.  These changes, as well as changes affected by new legislation, whether or not currently proposed, could be wholly or partially retroactive in effect. This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advise to any holder or prospective holder of Common Shares of the Company and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of Common Shares of the Company are urged to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of Common Shares of the Company.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of Common Shares of the Company who is a citizen or individual resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof or a trust whose income is taxable in the United States irrespective of source. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold Common Shares as part of a straddle, hedging or a conversion transaction, and shareholders who acquired their Common Shares through the exercise of employee stock options or otherwise as compensation for services. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire Common Shares.  This summary also does not address the consequences to a U.S. shareholder who owns a 10% or more interest in the Company.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to Common Shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such dividends on the date of receipt (based on the exchange rate on such date) to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the Common Shares and thereafter as gain from the sale or exchange of the Common Shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.   However, long-term capital gain rates may not be applicable to sale of shares of passive foreign investment company (“PFIC”).  See the discussion under the heading Passive Foreign Investment Company Considerations set forth below.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

Dividends received by individuals or trust are generally subject to the preferred federal income tax rate of 15%.   Distributions by the Company will not qualify for this preferred rate because the Company is a passive foreign investment company (“PFIC”).  Because the Company is a PFIC, U.S. Holder may be required to pay certain additional taxes, referred to as the deferred tax amount, in addition to the regular federal income taxes, upon the receipt of a distribution from the Company or upon the sale by a U.S. Holder of stock in the Company.  See the discussion under the heading Passive Foreign Investment Company Considerations set forth below.

Under current temporary Treasury Regulations, dividends paid on the Company’s Common Shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends paid, and the proceeds of a sale of the Company’s Common Shares, in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 28% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of Common Shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign sources income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. However, the nine separate income limitations will be reduced to two, “passive income” and “general income”, effective for tax years beginning after 2006. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of Common Shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of Common Shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the Common Shares of the Company. Preferential tax rates apply to long-term capital gains of U.S. Holders who are individuals, estates or trusts. This gain or loss will generally be  long-term capital gain or loss if the Common Shares of the Company are held for more than one year.

Because the Company is a PFIC, U.S. Holders may be required to pay certain additional taxes, referred to as the deferred tax amount, in addition to regular federal income taxes upon the sale of exchange of Common Shares of the Company.  See the discussion set forth below under the heading Passive Foreign Investment Company Considerations.

Passive Foreign Investment Company Considerations

Certain special rules apply to U.S. Holders of foreign corporations that are classified as “passive foreign investment companies” (“PFIC”). The Corporation believes that it is a PFIC for the fiscal year ended December 31, 2004, 2003 and 2002 and will be PFIC in subsequent years. There can be no assurance that the Company’s  will be able to satisfy record keeping requirements which will be imposed on QEFs. The PFIC rules and there application to U.S. Holders are very complex and each U.S. Holder of common stock of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation is classified as a  PFIC is subject to United States federal income taxation under one of two alternative tax regimes. To the extent a U.S. Holder does not elect to be taxed under one of the alternative tax regimes discussed below, such U.S. Holder will, in addition to regular U.S. income taxes, be required to pay an additional tax, referred to as deferred tax amount, upon the sale or exchange of common stock of the Company or upon the receipt of any distributions from the Company.  The calculation of the deferred tax amount is complex and is beyond the scope of this discussion, but generally will increase as U.S. Holder’s holding period of common stock of the Company increases.

A U.S. Holder who elects in a timely manner to treat the Company as a QEF (an “Electing U.S. Holder”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro rata share of the Company’s (i) ”net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) ”ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder’s taxable year in which (or with which) the Company’s taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of their Common Shares of the Company (or deemed to be realized on the pledge of their shares) as capital gain; (ii) treat his share of the Company’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as “personal interest” that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which the Company is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, the Company qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Company is a controlled foreign corporation, the U.S. Holder’s pro rata share of the Company’s post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Company’s first tax year in which the Company qualified as a “qualified electing fund” with respect to such U.S. Holder. The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder’s holding period for the Common Shares of the Company includes the qualification date. By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election. A U.S. Holder who made elections to recognize gain or earnings and profits after May 1, 1992 and before January 27, 1997 may, under certain circumstances, elect to change such U.S. Holder’s qualification date to the first day of the first QEF year. U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules.

If the Company no longer qualifies as a PFIC in a subsequent year, a timely QEF election will remain in effect, although not applicable, during those years that the Company is not a PFIC. Therefore, if the Company requalifies as a PFIC, the QEF election previously made is still valid, and the U.S. Holder is required to satisfy the requirements of that election. Furthermore, a QEF election remains in effect with respect to a U.S. Holder, although dormant, after a U.S. Holder disposes of its entire interest in the Company. Upon the U.S. Holder’s reacquisition of an interest in the Company, the QEF election will apply to the newly acquired stock of the Company.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC, may annually elect to mark such stock to the market (a “mark-to-market election”). If such an election is made, such U.S. Holder will not be subject to the special taxation rules of Section 1291 described below for the taxable year for which the mark-to-market election is made. A U.S. Holder who makes such an election will include in income for the taxable year for which the election was made in an amount equal to the excess, if any, of the fair market value of the Common Shares of the Company as of the close of such tax year over such U.S. Holder’s adjusted basis in such Common Shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the Common Shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the Common Shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for Section 1291 interest on tax deferral rules discussed below with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. U.S. Holder’s adjusted tax basis in the Common Shares of the Company will be increased to reflect the amount included or deducted as a result of a mark-to-market election. A mark-to-market election only applies to the taxable year in which the election was made. A separate election must be made by a U.S. Holder for each subsequent taxable year. U.S. Holders should consult their tax advisor regarding the manner and appropriateness of making such an election.

If a U.S. Holder does not make a timely QEF election during a year in which it holds (or is deemed to have held) the shares in question and the Company is a PFIC (a “Non-electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Common Shares of the Company and (ii) certain “excess distributions”, as specifically defined, by the Company.

A Non-electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Common Shares of the Company and all excess distributions over the entire holding period for the Company. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Company during such U.S. Holder’s holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly nondeductible. The balance of the gain of the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-electing U.S. Holder holds Common Shares of the Company, then the Company will continue to be treated as a PFIC with respect to such Common Shares, even if it is no longer definitionally a PFIC. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize a gain (which will be taxed under the rules discussed above for Non-electing U.S. Holders) as if such Common Shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of the Company Common Shares in the hands of the transferee and the basis of any property received in the exchange for those Common Shares would be increased by the amount of gain recognized. An Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of the transfer. In a transfer at death, for example, the transferee’s basis is equal to (i) the fair market value of the Electing U.S. Holder’s Common Shares, less (ii) the excess of the fair market value of the Electing U.S. Holder’s Common Shares reduced by the U.S. Holder’s adjusted basis in these Common Shares at death. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the Common Shares are transferred. Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

Certain special, generally adverse, rules will apply with respect to Common Shares of the Company while the Company is a PFIC whether or not it is treated as a QEF. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

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

We are required to file reports and other information with the securities commissions in the Canadian provinces of British Columbia, Alberta, Manitoba, Saskatchewan, Ontario, Quebec, New Brunswick and in the Northwest Territories. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronics Document Analysis and Retrieval (SEDAR) (http://www.sedar.com), the Canadian equivalent of the SEC's electronic document gathering and retrieval system.

The documents concerning Quest referred to in this Annual Report may be viewed at our principal office located at 300 – 570 Granville Street, Vancouver, British Columbia V6C 3P1 during normal business hours.

I.

SUBSIDIARY INFORMATION

Not required.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are exposed to financial market risks, including changes in foreign currency exchange rates, interest rates and equity price risks.  We do not use derivate financial instruments for speculative or trading purposes.

Interest Rate Risk

The primary objective of our bridge loan policy is to preserve our principal and to obtain rate of return, or yield, in the form of interest on the principal.  Decreases in prevailing rates may reduce the interest rates that we are able to charge borrowers.  Increase in prevailing rates may result in fewer borrowers being able to afford the cost of a loan.  Accordingly, fluctuations in interest rates may adversely impact our profitability.  As of December 31, 2004 we had $76.2 million of bridge loans and convertible debentures with fixed interest rates of which $64.9 million matures within a year.  We face reinvestment risk as these loans mature and are repaid because we may not be able to reinvest at the same or higher interest rates than the maturing loan.  We have determined that the impact of a 10% change in interest rates would not have a material impact on our earnings or fair value.  Our free cash balances are invested in highly liquid short-term deposits, government guaranteed money market investments and corporate paper with a minimum R-1 mid-grade rating, all of which have a maturity of 90 days or less at the time of acquisition.

Equity Risk

Our investment in marketable securities and investments are primarily in public companies, that are subject to volatility in the share price of the subject companies.   There can be no assurance that an active trading market for any of the subject shares is sustainable.  The trading prices of the subject shares could be subject to wide fluctuations in response to various factors beyond our control, including, quarterly variations in the subject companies’ results of operations and general market or economic conditions.  In recent years equity markets have experienced extreme price and volume fluctuations.  These fluctuations have had a substantial effect on market prices, often unrelated to the operating performance of the specific companies.  A change of 10% in the market price of shares that we hold would have a $2.2 million impact on the total value of our holdings in public companies as at December 31, 2004.

Foreign Currency Risk:

During the first months of 2004, we reduced our exposure to foreign exchange risk and converted our US dollar cash balances held by our Canadian subsidiaries into Canadian dollars.   Our policy is to lend in Canadian dollars and be repaid in the same currency.  As at March 31, 2005 we have loans denominated in United States dollars totaling approximately US$2.0 million (CDN$2.4 million) and $78.6 million in Canadian dollars.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.

CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of  December 31, 2004 being the date of our most recently completed fiscal year.  This evaluation was carried out under the supervision and with the participation of our chief executive officer, Mr. Brian Bayley  and our chief financial officer, Ms. Susan Neale.  Based upon that evaluation, our chief executive officer and our chief financial officer concluded that our disclosure controls and procedures are effective in timely alerting management to material information relating to us required to be included in our periodic SEC filings.

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

During our most recently completed fiscal year ended December 31, 2004, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

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

ITEM 16.

[RESERVED]

A.

AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that we have at least one “audit committee financial expert” serving on our audit committee.  The name of our audit committee financial expert is Michael Hannesson.  Our board of directors has determined that Mr. Hannesson is independent in accordance with the American Stock Exchange’s definition of audit committee member independence.

B.

CODE OF ETHICS

We have adopted a Code of Ethics that we refer to as our “Code of Conduct” (the "Code") that embodies the our commitment to promote honest and ethical conduct and to conduct our business in accordance with all applicable laws, rules and regulations and high ethical standards. All our officers, employees, and directors, including our Chief Executive Officer and Chief Financial Officer, are required to adhere to the principles and procedures set forth in this Code. This Code is separate and apart from, and in addition to, any policies that we  may have in effect, from time to time, relating to our employees, officers and directors.

The Code of Conduct has been attached as Exhibit 11.1.

C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following is a summary of the aggregate fees billed for each of the last two fiscal years ended December 31, 2004 and 2003 by our principal accountants:

	Years ended December 31
	2004	2003
Audit Fees:	$116,960	$143,500
Audit Related Fees:	$70,350	$Nil
Tax Fees:	$49,281	$114,470
All Other Fees:	$Nil	$Nil
Total:	$236,591	$257,970

Audit Fees

Audit Fees are the aggregate fees billed by our independent auditor for the audit of our consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-Related Fees are fees charged by our independent auditor for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under "Audit Fees." This category comprises fees billed for financial and tax due diligence on a possible takeover candidate. We did not incur any audit-related fees in 2003..

Tax Fees

Tax Fees are fees for professional services rendered by our independent auditor for tax compliance, tax advice on actual or contemplated transactions.

All Other Fees

All Other Fees includes amounts for services other than the audit fees, audit-related fees and tax fees described above.

Pre-Approval Policies and Procedures

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

Our audit committee will not approve engagements relating to, or pre-approve categories of, non-audit services to be provided by our auditors (i) if such services are of a type the performance of which would cause our auditors to cease to be independent within the meaning of applicable Securities and Exchange Commission rules, and (ii) without consideration, among other things, of whether our auditors are best situated to provide the required services and whether the requires services are consistent with their role as auditor.

All services provided by our principal accountant from June 2003 were pre-approved by our audit committee.

D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we nor any “affiliated purchaser”, as defined by Rule 10b-18(a)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”), purchased any of our outstanding Class A Shares, being the only class of our equity securities registered pursuant to Section 12 of the Exchange Act, during 2004.

PART III

ITEM 17.

FINANCIAL STATEMENTS

This Annual Report on Form 20-F includes Quest’s audited financial statements for the years ended December 31, 2004, 2003 and 2002, including the following:

1.

Independent Auditors’ Report of PricewaterhouseCoopers LLP dated February 18, 2005;

2.

Consolidated Balance Sheets as at December 31, 2004 and December 31, 2003;

3.

Consolidated Statements of Retained Earnings/ (Deficit) for the years ended December 31, 2004, 2003 and 2002;

4.

Consolidated Statements of Earnings/ (Loss) for the years ended December 31, 2004, 2003 and 2002;

5.

Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002; and

6.

Notes to the Consolidated Financial Statements

The financial statements have been prepared in accordance with Canadian GAAP and are presented in Canadian dollars. The significant measurement differences between United States and Canadian GAAP are set forth in Note 18 of the annual financial statements.

ITEM 18.

FINANCIAL STATEMENTS

Quest has elected to provide financial statements pursuant to Item 17.

ITEM 19.

EXHIBITS

The following financial statements, related schedules and exhibits are included in this Form 20-F:

Exhibit Number	Description of Exhibit
1.1	Certificate of Amalgamation dated April 6, 1984(1)
1.2	Certificate of Change of Name dated June 30, 2003(1)
1.3	Memorandum (Notice of Articles) and Articles of Quest Capital Corp.(1)
1.4	Notice of Articles and Amended and Restated Articles filed May 2, 2005(2)
4.1

Arrangement Agreement dated May 15, 2003 between Viceroy Resource Corporation, Quest Investment Corporation, Avatar Petroleum Inc. Arapaho Capital Corp., Viceroy Exploration Ltd., SpectrumGold Inc., Oro Belle Resources Corporation and 650399 B.C. Ltd. incorporated by reference from Exhibit 4.3 to the Annual Report under the Securities Exchange Act of 1934 in Form 20-F filed by Quest Investment Corporation on June 27, 2003.

4.2	SpectrumGold Organization Agreement dated May 1, 2003 between Viceroy Resource Corporation, 650399 B.C. Ltd, NovaGold Resources Inc. and SpectrumGold Resources Inc. (1)
4.3	Sale and Assignment Agreement dated February 1, 2004 between Viceroy Minerals Corporation and Alexco Resource Corp.(2)
4.4	Stock Option Plan(2)
11.1	Code of Ethics that we refer to as our “Code of Conduct”(2)
12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(2)
12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002(2)
13.1	Certification of Chief Executive Officer pursuant to pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(2)
13.2	Certification of Chief Financial Officer pursuant to pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(2)

(1)

Filed as an exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

(2)

Filed as an exhibit to this Annual Report on Form 20-F for the fiscal year ended December 31, 2004.

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

QUEST CAPITAL CORP.

Date:	June 24, 2005	By:	/s/ Brian E. Bayley BRIAN E. BAYLEY Chief Executive Officer

EXHIBIT 1.4

Ministry of Finance Corporate and Personal Property Registries www.corporateonline.gov.bc.ca	Mailing Address: PO BOX 9431 Stn Prov Govt. Victoria BC V8W 9V3	Location: 2nd Floor - 940 Blanshard Street Victoria, BC 250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

This Notice of Articles was issued by the Registrar on: April 19, 2005 at 12:28 PM Pacific time Incorporation Number: BC0276587 Recognition Date: Incorporated on April 6, 1984

NOTICE OF ARTICLES

Name of Company:

QUEST CAPITAL CORP.

REGISTERED OFFICE INFORMATION

Mailing Address:	Delivery Address:
10TH FLOOR, 595 HOWE STREET VANCOUVER, BC V6C 2T5 CANADA	10TH FLOOR, 595 HOWE STREET VANCOUVER, BC V6C 2T5 CANADA

RECORDS OFFICE INFORMATION

Mailing Address:	Delivery Address:
10TH FLOOR, 595 HOWE STREET VANCOUVER, BC V6C 2T5 CANADA	10TH FLOOR, 595 HOWE STREET VANCOUVER, BC V6C 2T5 CANADA

DIRECTOR INFORMATION

Last Name, First name, Middle Name:
WINN, MICHAEL D
Mailing Address:	Delivery Address:
SUITE 300, 570 GRANVILLE STREET VANCOUVER, BC V6C 3P1 CANADA	SUITE 300, 570 GRANVILLE STREET VANCOUVER, BC V6C 3P1 CANADA

Last Name, First name, Middle Name:
SINCLAIR, A MURRAY
Mailing Address:	Delivery Address:
SUITE 300, 570 GRANVILLE STREET VANCOUVER, BC V6C 3P1 CANADA	SUITE 300, 570 GRANVILLE STREET VANCOUVER, BC V6C 3P1 CANADA

Last Name, First name, Middle Name:
MERCALDO, EDWARD L
Mailing Address:	Delivery Address:
SUITE 300, 570 GRANVILLE STREET VANCOUVER, BC V6C 3P1 CANADA	SUITE 300, 570 GRANVILLE STREET VANCOUVER, BC V6C 3P1 CANADA

Last Name, First name, Middle Name:
KNOWLES, HENRY K
Mailing Address:	Delivery Address:
SUITE 300, 570 GRANVILLE STREET VANCOUVER, BC V6C 3P1 CANADA	SUITE 300, 570 GRANVILLE STREET VANCOUVER, BC V6C 3P1 CANADA

Last Name, First name, Middle Name:
GOODMAN, DANIEL T
Mailing Address:	Delivery Address:
SUITE 300, 570 GRANVILLE STREET VANCOUVER, BC V6C 3P1 CANADA	SUITE 300, 570 GRANVILLE STREET VANCOUVER, BC V6C 3P1 CANADA

Last Name, First name, Middle Name:
BLACK, WESLEY DAVID
Mailing Address:	Delivery Address:
SUITE 300, 570 GRANVILLE STREET VANCOUVER, BC V6C 3P1 CANADA	SUITE 300, 570 GRANVILLE STREET VANCOUVER, BC V6C 3P1 CANADA

Last Name, First name, Middle Name:
BAYLEY, BRIAN E
Mailing Address:	Delivery Address:
SUITE 300, 570 GRANVILLE STREET VANCOUVER, BC V6C 3P1 CANADA	SUITE 300, 570 GRANVILLE STREET VANCOUVER, BC V6C 3P1 CANADA

Last Name, First name, Middle Name:
ATKINSON, ROBERT G
Mailing Address:	Delivery Address:
SUITE 300, 570 GRANVILLE STREET VANCOUVER, BC V6C 3P1 CANADA	SUITE 300, 570 GRANVILLE STREET VANCOUVER, BC V6C 3P1 CANADA

Last Name, First name, Middle Name:
HANNESSON, MICHAEL
Mailing Address:	Delivery Address:
SUITE 300, 570 GRANVILLE STREET VANCOUVER, BC V6C 3P1 CANADA	SUITE 300, 570 GRANVILLE STREET VANCOUVER, BC V6C 3P1 CANADA

RESOLUTION DATES:

Date(s) of Resolution(s) or Court Order(s) attaching or altering Special Rights and Restrictions attached to a class or series of shares:

June 16, 2004 12:00 AM Pacific time

March 16, 2005 12:00 AM Pacific time

AUTHORIZED SHARES STRUCTURE

1. No Maximum	First Preferred Shares	Without Par Value With Special Rights or Restrictions attached

2. No Maximum	Second Preferred Shares	Without Par Value With Special Rights or Restrictions attached

3. No Maximum	Common Shares	Without Par Value With Special Rights or Restrictions attached

QUEST CAPITAL CORP.
(the "Company")

The Company has as its articles the following articles.

Incorporation number:      267587

ARTICLES
(AS AMENDED AND RESTATED BY DIRECTORS' RESOLUTIONS PASSED MARCH 16, 2005)

1.

Interpretation

1

2.

Shares and Share Certificates

2

3.

Issue of Shares

3

4.

Share Registers

4

5.

Share Transfers

5

6.

Transmission of Shares

6

7.

Purchase of Shares

6

8.

Borrowing Powers

7

9.

Alterations

7

10.

Meetings of Shareholders

9

11.

Proceedings at Meetings of Shareholders

11

12.

Votes of Shareholders

14

13.

Directors

17

14.

Election and Removal of Directors

19

15.

Alternate Directors

21

16.

Powers and Duties of Directors

22

17.

Disclosure of Interest of Directors

23

18.

Proceedings of Directors

24

19.

Executive and Other Committees

26

20.

Officers

27

21.

Indemnification

28

22.

Dividends

29

23.

Documents, Records and Reports

31

24.

Notices and Seal

31

25.

Special Rights and Restrictions

33

1.

Interpretation

1.1

Definitions

In these Articles, unless the context otherwise requires:

(1)

"board of directors", "directors" and "board" mean the directors or sole director of the Company for the time being;

(2)

"Business Corporations Act" means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(3)

"Interpretation Act" means the Interpretation Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(4)

"legal personal representative" means the personal or other legal representative of the shareholder;

(5)

"registered address" of a shareholder means the shareholder's address as recorded in the central securities register;

(6)

"seal" means the seal of the Company, if any.

1.2

Business Corporations Act and Interpretation Act Definitions Applicable

The definitions in the Business Corporations Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were set out herein. If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles. If there is a conflict between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.

2.

Shares and Share Certificates

2.1

Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2

Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.

2.3

Shareholder Entitled to Certificate or Acknowledgment

Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder's name or (b) a non-transferable written acknowledgment of the shareholder's right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate to one of several joint shareholders or to one of the shareholders' duly authorized agents will be sufficient delivery to all.

2.4

Delivery by Mail

Any share certificate or non-transferable written acknowledgment of a shareholder's right to obtain a share certificate may be sent to the shareholder by mail at the shareholder's registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5

Replacement of Worn Out or Defaced Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as they think fit:

(1)

order the share certificate or acknowledgment, as the case may be, to be cancelled; and

(2)

issue a replacement share certificate or acknowledgment, as the case may be.

2.6

Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment

If a share certificate or a non-transferable written acknowledgment of a shareholder's right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgment, as the case may be, must be issued to the person entitled to that share certificate or acknowledgment, as the case may be, if the directors receive:

(1)

proof satisfactory to them that the share certificate or acknowledgment is lost, stolen or destroyed; and

(2)

any indemnity the directors consider adequate.

2.7

Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8

Certificate Fee

There must be paid as a fee to the Company for issuance of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any determined by the directors, which must not exceed the amount prescribed under the Business Corporations Act.

2.9

Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

3.

Issue of Shares

3.1

Directors Authorized

Subject to the Business Corporations Act and the rights of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2

Commissions and Discounts

The Company may at any time, pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3

Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4

Conditions of Issue

Except as provided for by the Business Corporations Act, no share may be issued until it is fully paid. A share is fully paid when:

(1)

consideration is provided to the Company for the issue of the share by one or more of the following:

(a)

past services performed for the Company;

(b)

property;

(c)

money; and

(2)

the directors in their discretion have determined that the value of the consideration received by the Company is equal to or greater than the issue price set for the share under Article 3.1.

3.5

Share Purchase Warrants and Rights

Subject to the Business Corporations Act, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

4.

Share Registers

4.1

Central Securities Register and any Branch Securities Register

As required by and subject to the Business Corporations Act, the Company must maintain a central securities register and may maintain a branch securities register. The directors may, subject to the Business Corporations Act, appoint an agent to maintain the central securities register or any branch securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2

Closing Register

The Company must not at any time close its central securities register.

5.

Share Transfers

5.1

Registering Transfers

A transfer of a share of the Company must not be registered unless:

(1)

a duly signed instrument of transfer in respect of the share has been received by the Company;

(2)

if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company; and

(3)

if a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment has been surrendered to the Company.

For the purpose of this Article, delivery or surrender to the agent which maintains the Company's central securities register or a branch securities register, if applicable, will constitute receipt by or surrender to the Company.

5.2

Form of Instrument of Transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form that may be approved by the directors from time to time.

5.3

Transferor Remains Shareholder

Except to the extent that the Business Corporations Act otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4

Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer:

(1)

in the name of the person named as transferee in that instrument of transfer; or

(2)

if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5

Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

5.6

Transfer Fee

There must be paid as a fee to the Company, registration of any transfer, the amount, if any, determined by the directors.

6.

Transmission of Shares

6.1

Legal Personal Representative Recognized on Death

In case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder's interest in the shares. Before recognizing a person as a legal personal representative, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2

Rights of Legal Personal Representative

The legal personal representative has the same rights, privileges and obligations with respect to the shares as were held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the Business Corporations Act and the directors have been deposited with the Company.

7.

Purchase of Shares

7.1

Company Authorized to Purchase Shares

Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the Business Corporations Act, the Company may, if authorized by resolution of the directors, purchase, redeem or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

7.2

Purchase When Insolvent

The Company must not make a payment or provide any other consideration to purchase, redeem or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(1)

the Company is insolvent; or

(2)

making the payment or providing the consideration would render the Company insolvent.

7.3

Redemption of Shares

If the Company proposes to redeem some but not all of the shares of any class, the Directors may, subject to any special rights and restrictions attached to such class of shares, decide the manner in which the shares to be redeemed shall be selected.

7.4

Sale and Voting of Purchased Shares

If the Company retains a share which it has redeemed, purchased or otherwise acquired, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(1)

is not entitled to vote the share at a meeting of its shareholders;

(2)

must not pay a dividend in respect of the share; and

(3)

must not make any other distribution in respect of the share.

8.

Borrowing Powers

8.1

The Company, if authorized by the directors, may:

(1)

borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(2)

issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(3)

guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4)

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

8.2

Any bonds, debentures or other debt obligations of the Company may be issued at a discount, premium or otherwise, or with special privileges as to redemption, surrender, drawing, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Company, appointment of Directors or otherwise and may, by their terms, be assignable free from any equities between the Company and the person to whom they were issued or any subsequent holder thereof, all as the Directors may determine.

9.

Alterations

9.1

Alteration of Authorized Share Structure

Subject to Article 9.2 and the Business Corporations Act, the Company may:

(1)

by directors' resolution or by ordinary resolution, in each case as determined by the directors:

(a)

create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b)

increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c)

subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(d)

if the Company is authorized to issue shares of a class of shares with par value:

(i)

decrease the par value of those shares; or

(ii) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e)

change all or any of its unissued shares with par value into shares without par value or any of its unissued shares without par value into shares with par value or change all or any of its fully paid issued shares with par value into shares without par value; or

(f)

alter the identifying name of any of its shares; and

(2)

by ordinary resolution otherwise alter its shares or authorized share structure.

9.2

Special Rights and Restrictions

Subject to the Business Corporations Act, the Company may:

(1)

by directors' resolution or by ordinary resolution, in each case as determined by the directors, create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, if none of those shares have been issued; or vary or delete any special rights or restrictions attached to the shares of any class or series of shares, if none of those shares have been issued; and

(2)

by special resolution of the shareholders of the class or series affected, do any of the acts in (1) above if any of the shares of the class or series of shares have been issued.

9.3

Change of Name

The Company may by resolution of its directors or by ordinary resolution, in each case as determined by the directors, authorize an alteration of its Notice of Articles in order to change its name.

9.4

Other Alterations

The Company, save as otherwise provided by these Articles and subject to the Business Corporations Act, may:

(1)

by directors' resolution or by ordinary resolution, in each case as determined by the directors, authorize alterations to the Articles that are procedural or administrative in nature or are matters that pursuant to these Articles are solely within the directors' powers, control or authority; and

(2)

if the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution,  by ordinary resolution alter these Articles.

10.

Meetings of Shareholders

10.1

Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2

Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the Business Corporations Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3

Calling of Meetings of Shareholders

The directors may, whenever they think fit, call a meeting of shareholders.

10.4

Location of Meetings of Shareholders and Meetings by Telephone or Other Electronic Means

A meeting of the Company may be held:

 (1)

at a location outside British Columbia if that location is:

(a)

approved by resolution of the directors before the meeting is held; or

(b)

approved in writing by the Registrar of Companies before the meeting is held; and

(2)

entirely or in part by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if approved by directors' resolution prior to the meeting and subject to the Business Corporations Act.  Any person participating in a meeting by such means is deemed to be present at the meeting.

10.5

Notice for Meetings of Shareholders

Subject to Article 10.2, the Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by directors' resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(1)

if and for so long as the Company is a public company, 21 days;

(2)

otherwise, 10 days.

10.6

Record Date for Notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(1)

if and for so long as the Company is a public company, 21 days;

(2)

otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7

Record Date for Voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.8

Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

10.9

Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting or a circular prepared in connection with the meeting must:

(1)

state the general nature of the special business; and

(2)

if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document :

(a)

will be available for inspection by shareholders at the Company's records office, or at such other reasonably accessible location in British Columbia as is specified in the noticeduring statutory business hours on any one or more specified days before the day set for the holding of the meeting; and

(b)

may provide that the document is available by request from the Company or accessible electronically or on a website as determined by the directors.

11.

Proceedings at Meetings of Shareholders

11.1

Special Business

At a meeting of shareholders, the following business is special business:

(1)

at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(2)

at an annual general meeting, all business is special business except for the following:

(a)

business relating to the conduct of or voting at the meeting;

(b)

consideration of any financial statements of the Company presented to the meeting;

(c)

consideration of any reports of the directors or auditor;

(d)

the setting or changing of the number of directors;

(e)

the election or appointment of directors;

(f)

the appointment of an auditor;

(g)

the setting of the remuneration of an auditor;

(h)

business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(i)

any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2

Special Majority

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3

Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is one person present or represented by proxy.

11.4

Other Persons May Attend

The directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.5

Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.6

Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(1)

in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(2)

in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.7

Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.7(2) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the meeting shall be terminated.

11.8

Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(1)

the chair of the board, if any; or

(2)

if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

11.9

Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board or president willing to act as chair of the meeting or present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present must choose a director, officer or corporate counsel to be chair of the meeting or if  none of the above persons are present or if they decline to take the chair, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.10

Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.11

Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.12

Decisions by Show of Hands or Poll

Subject to the Business Corporations Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

11.13

Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.12, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.14

Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.15

Casting Vote

In case of an equality of votes, the chair of a meeting of shareholders, either on a show of hands or on a poll, has a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.16

Manner of Taking Poll

Subject to Article 11.17, if a poll is duly demanded at a meeting of shareholders:

(1)

the poll must be taken:

(a)

at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(b)

in the manner, at the time and at the place that the chair of the meeting directs;

(2)

the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(3)

the demand for the poll may be withdrawn by the person who demanded it.

11.17

Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.18

Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.19

Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.20

Demand for Poll

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.21

Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.22

Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

12.

Votes of Shareholders

12.1

Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(1)

on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(2)

on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2

Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3

Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(1)

any one of the joint shareholders may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(2)

if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4

Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders.

12.5

Representative of a Corporate Shareholder

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(1)

for that purpose, the instrument appointing a representative must:

(a)

be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(b)

be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting;

(2)

if a representative is appointed under this Article 12.5:

(a)

the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(b)

the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6

Proxy Provisions Do Not Apply to All Companies

Articles 12.7 to 12.15 do not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

12.7

Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint up to two proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

12.8

Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9

When Proxy Holder Need Not Be Shareholder

If the Company is not a reporting issuer, a person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(1)

the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 12.5;

(2)

the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

(3)

the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

12.10

Deposit of Proxy

A proxy for a meeting of shareholders must:

(1)

be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(2)

unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.11

Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(1)

at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2)

by the chair of the meeting, before the vote is taken.

12.12

Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[name of company]
(the "Company")

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy if given in respect of all shares registered in the name of the shareholder): _____________________

Signed [month, day, year]
[Signature of shareholder]
[Name of shareholder-printed]

12.13

Revocation of Proxy

Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is:

(1)

received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2)

provided, at the meeting, to the chair of the meeting.

12.14

Revocation of Proxy Must Be Signed

An instrument referred to in Article 12.13 must be signed as follows:

(1)

if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(2)

if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15

Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

13.

Directors

13.1

First Directors; Number of Directors

The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(1)

subject to paragraphs (2) and (3), the number of directors that is equal to the number of the Company's first directors;

(2)

if the Company is a public company, the greater of three and the most recently set of:

(a)

the number of directors elected by ordinary resolution (whether or not previous notice of the resolution was given); and

(b)

the number of directors set under Article 14.4;

(3)

if the Company is not a public company, the most recently set of:

(a)

the number of directors elected by ordinary resolution (whether or not previous notice of the resolution was given); and

(c)

the number of directors set under Article 14.4.

13.2

Change in Number of Directors

If the number of directors is set under Articles 13.1(2) or 13.1(3):

(1)

the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(2)

if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

13.3

Directors' Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4

Qualifications of Directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

13.3

Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.4

Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.5

Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.6

Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

14.

Election and Removal of Directors

14.1

Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(1)

the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(2)

those directors whose term of office expires at the annual general meeting cease to hold office immediately before the election or appointment of directors under paragraph (1), but are eligible for re-election or re-appointment.

14.2

Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(1)

that individual consents to be a director in the manner provided for in the Business Corporations Act; or

(2)

that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director.

14.3

Failure to Elect or Appoint Directors

If:

(1)

the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

(2)

the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(3)

the date on which his or her successor is elected or appointed; and

(4)

the date on which he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.

14.4

Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5

Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6

Remaining Directors Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Business Corporations Act, for any other purpose.

14.7

Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8

Additional Directors

Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(1), but is eligible for re-election or re-appointment.

14.9

Ceasing to be a Director

A director ceases to be a director when:

(1)

the term of office of the director expires;

(2)

the director dies;

(3)

the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(4)

the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10

Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11

Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

15.

Alternate Directors

15.1

Appointment of Alternate Director

Any director (an "appointor") may by notice in writing received by the Company appoint any person (an "appointee") who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointor is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to his or her appointor within a reasonable time after the notice of appointment is received by the Company.

15.2

Notice of Meetings

Every alternate director so appointed is entitled to notice of meetings of the directors and of committees of the directors of which his or her appointor is a member and to attend and vote as a director at any such meetings at which his or her appointor is not present.

15.3

Alternate for More Than One Director Attending Meetings

A person may be appointed as an alternate director by more than one director, and an alternate director:

(1)

will be counted in determining the quorum for a meeting of directors once for each of his or her appointors and, in the case of an appointee who is also a director, once more in that capacity;

(2)

has a separate vote at a meeting of directors for each of his or her appointors and, in the case of an appointee who is also a director, an additional vote in that capacity;

(3)

will be counted in determining the quorum for a meeting of a committee of directors once for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, once more in that capacity;

(4)

has a separate vote at a meeting of a committee of directors for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, an additional vote in that capacity.

15.4

Consent Resolutions

Every alternate director, if authorized by the notice appointing him or her, may sign in place of his or her appointor any resolutions to be consented to in writing.

15.5

Alternate Director Not an Agent

Every alternate director is deemed not to be the agent of his or her appointor.

15.6

Revocation of Appointment of Alternate Director

An appointor may at any time, by notice in writing received by the Company, revoke the appointment of an alternate director appointed by him or her.

15.7

Ceasing to be an Alternate Director

The appointment of an alternate director ceases when:

(1)

his or her appointor ceases to be a director and is not promptly re-elected or re-appointed;

(2)

the alternate director dies;

(3)

the alternate director resigns as an alternate director by notice in writing provided to the Company or a lawyer for the Company;

(4)

the alternate director ceases to be qualified to act as a director; or

(5)

his or her appointor revokes the appointment of the alternate director.

15.8

Remuneration and Expenses of Alternate Director

The Company may reimburse an alternate director for the reasonable expenses that would be properly reimbursed if he or she were a director, and the alternate director is entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.

16.

Powers and Duties of Directors

16.1

Powers of Management

The directors must, subject to the Business Corporations Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company.

16.2

Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

17.

Disclosure of Interest of Directors

17.1

Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act.

17.2

Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

17.3

Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

17.4

Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.

17.5

Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

17.6

No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

17.7

Professional Services by Director or Officer

Subject to the Business Corporations Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

17.8

Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

18.

Proceedings of Directors

18.1

Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

18.2

Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting has a second or casting vote.

18.3

Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(1)

the chair of the board, if any;

(2)

in the absence of the chair of the board or if designated by the chair, the president, a  director or other officer; or

(3)

any other director or officer chosen by the directors if:

(a)

neither the chair of the board nor the president is present at the meeting within 15 minutes after the time set for holding the meeting;

(b)

neither the chair of the board nor the president is willing to chair the meeting; or

(c)

the chair of the board and the president have advised the secretary, if any, or any other director, that they will not be present at the meeting.

18.4

Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 18.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

18.5

Calling of Meetings

A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

18.6

Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 18.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors and the alternate directors by any method set out in Article 24.1 or orally or by telephone.

18.7

When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director or an alternate director if:

(1)

the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(2)

the director or alternate director, as the case may be, has waived notice of the meeting.

18.8

Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director or alternate director, does not invalidate any proceedings at that meeting.

18.9

Waiver of Notice of Meetings

Any director or alternate director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and, unless the director otherwise requires by notice in writing to the Company, to his or her alternate director, and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director.

18.10

Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at two directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

18.11

Validity of Acts Where Appointment Defective

Subject to the Business Corporations Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

18.12

Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors consented to in writing by all of the directors entitled to vote on it, whether by signed document, fax, email or any other method of transmitting legibly recorded messages, is as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors duly called and held. Such resolution may be in two or more counterparts which together are deemed to constitute one resolution in writing. A resolution passed in that manner is effective on the date stated in the resolution or on the latest date stated on any counterpart. A resolution of the directors or of any committee of the directors passed in accordance with this Article 18.12 is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Business Corporations Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

19.

Executive and Other Committees

19.1

Appointment and Powers of Executive Committee

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors' powers, except:

(1)

the power to fill vacancies in the board of directors;

(2)

the power to remove a director;

(3)

the power to change the membership of, or fill vacancies in, any committee of the directors; and

(4)

such other powers, if any, as may be set out in the resolution or any subsequent directors' resolution.

19.2

Appointment and Powers of Other Committees

The directors may, by resolution:

(1)

appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(2)

delegate to a committee appointed under paragraph (1) any of the directors' powers, except:

(a)

the power to fill vacancies in the board of directors;

(b)

the power to remove a director;

(c)

the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d)

the power to appoint or remove officers appointed by the directors; and

(3)

make any delegation referred to in paragraph (2) subject to the conditions set out in the resolution or any subsequent directors' resolution.

19.3

Obligations of Committees

Any committee appointed under Articles 19.1 or 19.2, in the exercise of the powers delegated to it, must:

(1)

conform to any rules that may from time to time be imposed on it by the directors; and

(2)

report every act or thing done in exercise of those powers at such times and in such manner and form as the directors may require.

19.4

Powers of Board

The directors may, at any time, with respect to a committee appointed under Articles 19.1 or 19.2:

(1)

revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(2)

terminate the appointment of, or change the membership of, the committee; and

(3)

fill vacancies in the committee.

19.5

Committee Meetings

Subject to Article 19.3(1) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 19.1 or 19.2:

(1)

the committee may meet and adjourn as it thinks proper;

(2)

the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(3)

a majority of the members of the committee constitutes a quorum of the committee; and

(4)

questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

20.

Officers

20.1

Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

20.2

Functions, Duties and Powers of Officers

The directors may, for each officer:

(1)

determine the functions and duties of the officer;

(2)

entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(3)

revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

20.3

Qualifications

No officer may be appointed unless that officer is qualified in accordance with the Business Corporations Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as the managing director must be a director. Any other officer need not be a director.

20.4

Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors thinks fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

21.

Indemnification

21.1

Definitions

In this Article 21:

(1)

"eligible penalty" means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(2)

"eligible proceeding" means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director or alternate director of the Company (an "eligible party") or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director of the Company:

(a)

is or may be joined as a party; or

(b)

is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(3)

"expenses" has the meaning set out in the Business Corporations Act.

21.2

Mandatory Indemnification of Directors and Former Directors

Subject to the Business Corporations Act, the Company must indemnify a director, former director or alternate director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 21.2.

21.3

Indemnification

Subject to any restrictions in the Business Corporations Act and these Articles, the Company may indemnify any person.

21.4

Non-Compliance with Business Corporations Act

The failure of a director, alternate director or officer of the Company to comply with the Business Corporations Act or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

21.5

Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(1)

is or was a director, alternate director, officer, employee or agent of the Company;

(2)

is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(3)

at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(4)

at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

22.

Dividends

22.1

Payment of Dividends Subject to Special Rights

The provisions of this Article 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

22.2

Declaration of Dividends

Subject to the Business Corporations Act, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

22.3

No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 22.2.

22.4

Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5 p.m. on the date on which the directors pass the resolution declaring the dividend.

22.5

Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.

22.6

Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 22.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(1)

set the value for distribution of specific assets;

(2)

determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(3)

vest any such specific assets in trustees for the persons entitled to the dividend.

22.7

When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

22.8

Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

22.9

Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

22.10

Dividend Bears No Interest

No dividend bears interest against the Company.

22.11

Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

22.12

Payment of Dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

22.13

Capitalization of Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.

23.

Documents, Records and Reports

23.1

Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Business Corporations Act.

23.2

Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

24.

Notices and Seal

24.1

Method of Giving Notice

Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

(1)

mail addressed to the person at the applicable address for that person as follows:

(a)

for a record mailed to a shareholder, the shareholder's registered address;

(b)

for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(c)

in any other case, the mailing address of the intended recipient;

(2)

delivery at the applicable address for that person as follows, addressed to the person:

(a)

for a record delivered to a shareholder, the shareholder's registered address;

(b)

for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(c)

in any other case, the delivery address of the intended recipient;

(3)

sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(4)

sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(5)

physical delivery to the intended recipient.

24.2

Deemed Receipt of Mailing

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

24.3

Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 24.1, prepaid and mailed or otherwise sent as permitted by Article 24.1 is conclusive evidence of that fact.

24.4

Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

24.5

Notice to Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(1)

mailing the record, addressed to them:

(a)

by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(b)

at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(2)

if an address referred to in paragraph (1)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

24.6

Who May Attest Seal

Except as provided in Articles 24.7 and 24.8, the Company's seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(1)

any two directors;

(2)

any officer, together with any director;

(3)

if the Company only has one director, that director; or

(4)

any one or more directors or officers or persons as may be determined by the directors.

24.7

Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 24.6.1, the impression of the seal may be attested by the signature of any director or officer.

24.8

Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Business Corporations Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

25.

Special Rights and Restrictions

25.1

The First Preferred Shares as a class shall have attached thereto the following rights, privileges, restrictions and conditions:

25.1(a)

Issuance in Series:  First Preferred Shares may at any time and from time to time be issued in one or more series.  The Directors may from time to time by resolution of the directors passed before the issue of any First Preferred Shares of any particular series, alter the Memorandum of the Company to fix the number of First Preferred Shares of any particular series, alter the Memorandum of the Company to fix the number of First Preferred Shares in, and to determine the designation of the First Preferred Shares of, that series and alter the Memorandum or the Articles to create, define and attach special rights and restrictions to the First Preferred Shares of that series including, but without in any way limiting or restricting the generality of the foregoing, the rate or amount of dividends, whether cumulative, non-cumulative or partially cumulative; the dates, places and currencies of payment thereof; the consideration for, and the terms and conditions of, any purchase for cancellation or redemption thereof, including redemption after a fixed term or at a premium; conversion or exchange rights or rights of retraction (provided that any such conversion or exchange rights or rights of retraction shall be in accordance with the provisions existing at the time of creation of such series relating to conversion, exchange, or retraction as prescribed by the policies of the Toronto Stock Exchange or any other stock exchange on which the shares of the Company are then listed); the terms and conditions of any share purchase plan or sinking fund, and voting rights and restrictions; but no special right or restriction so created, defined or attached shall contravene the provisions of subclauses (b) and (c) of this Article 25.1.

25.1(b) Ranking of First Preferred Shares:  The First Preferred Shares shall, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, rank on a parity with the First Preferred Shares of every other series and be entitled to preference over the Second Preferred Shares, the Common Shares (hereinafter defined) and the shares of any other class ranking junior to the First Preferred Shares. The First Preferred Shares shall also be entitled to such other preferences, not inconsistent with these provisions, over the Second Preferred Shares, the CommonShares and the shares of any other class ranking junior to the First Preferred Shares or as may be fixed in accordance with Article 25.1(a).

25.1(c)

Voting Rights:  Holders of First Preferred Shares shall be entitled to receive notice of and to attend all annual and special meetings of shareholders of the Company, except for meetings at which any holders of a specified class or series are entitled to vote, and to one vote in respect of each First Preferred Share held at all such meetings.

25.2

The Second Preferred Shares as a class shall have attached thereto the following rights, privileges, restrictions and conditions:

25.2(a)

Issuance in Series:  Second Preferred Shares may at any time and from time to time be issued in one or more series.  The Directors may from time to time by resolution of the directors passed before the issue of any Second Preferred Shares of any particular series, alter the Memorandum of the Company to fix the number of Second Preferred Shares of any particular series, alter the Memorandum of the Company to fix the number of Second Preferred Shares in, and to determine the designation of the Second Preferred Shares of, that series and alter the Memorandum or the Articles to create, define and attach special rights and restrictions to the Second Preferred Shares of that series including, but without in any way limiting or restricting the generality of the foregoing, the rate or amount of dividends, whether cumulative, non-cumulative or partially cumulative; the dates, places and currencies of payment thereof; the consideration for, and the terms and conditions of, any purchase for cancellation or redemption thereof, including redemption after a fixed term or at a premium; conversion or exchange rights or rights of retraction (provided that any such conversion or exchange rights or rights of retraction shall be in accordance with the provisions existing at the time of creation of such series relating to conversion, exchange, or retraction as prescribed by the policies of the Toronto Stock Exchange or any other stock exchange on which the shares of the Company are then listed); the terms and conditions of any share purchase plan or sinking fund, and voting rights and restrictions; but no special right or restriction so created, defined or attached shall contravene the provisions of subclauses (b) and (c) of this Article 25.2.

25.2(b) Ranking of Second Preferred Shares:  The Second Preferred Shares shall, with respect to the payment of dividends and the distribution of assets in the event of the liquidation,

dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, rank on a parity with the Second Preferred Shares of every other series and be entitled to preference over the Common Shares and the shares of any other class ranking junior to the Second Preferred Shares. The Second Preferred Shares shall also be entitled to such other preferences, not inconsistent with these provisions, over the Common Shares and the shares of any other class ranking junior to the Second Preferred Shares as may be fixed in accordance with Article 25.2(a).

25.2(c)

Voting Rights: Holders of Second Preferred Shares shall not be entitled as such to vote at, any general meeting of shareholders of the Company.  Holders of Second Preferred Shares shall be given notice of and be invited to attend meetings of voting shareholders of the Company.

25.3

The Common Shares (the "Common Shares") as a class have attached thereto the following rights, privileges, restrictions and conditions:

25.3(a)

Dividends: The holders of the Common Shares shall be entitled to receive dividends, if, as and when declared by the board of directors of the Company out of the assets of the Company properly applicable to the payment of dividends in such amounts and payable at such times and at such place or places in Canada as the board of directors may, from time to time, determine. Subject to the rights of the holders of any other class of shares of the Company entitled to receive dividends in priority to or rateably with Class "A" Shares, the board of directors may, in their sole discretion, declare dividends on the Class "A" Shares to the exclusion of any other class of shares of the Company.

25.3(b)

Participation Upon Liquidation, Dissolution or Winding Up: In the event of the liquidation, dissolution or winding up of the Company or other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares shall, subject to the rights of the holders of any other class of shares of the Company entitled to receive the assets of the Company upon such distribution in priority to the Common Shares, be entitled to participate in any distribution of the assets of the Company.

25.3(c)

Voting Rights: The holders of the Common Shares shall be entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Company, except for meetings at which only holders of a specified class or series are entitled to vote, and to one vote in respect of each Common Share held at all such meetings.

EXHIBIT 4.3

SALE AND ASSIGNMENT AGREEMENT

THIS AGREEMENT is dated for reference the 1st day of February, 2005

BETWEEN:

VICEROY MINERALS CORPORATION, a British Columbia corporation

("VMC")

AND:

ALEXCO RESOURCE CORP., a Yukon corporation

("Alexco")

WHEREAS:

A.

VMC wishes to sell or assign certain assets that comprise its Brewery Creek Mine near Dawson City, Yukon Territory, on the terms and conditions set out in this Agreement (the "Transaction");

B.

Alexco wishes to purchase such assets on said terms and conditions; and

C.

Pursuant to agreements of even date and the Organization Agreement (as hereinafter defined), Alexco has agreed to concurrently acquire both the interest of Asset Liability Management Group ULC ("ALM") in certain assets (the "ALM Assets") and the interest of NovaGold Canada Inc. ("NovaGold") in all the issued and outstanding common shares in the capital of 650399 B.C. Ltd. ("Spectrumsub"), being 14,000,000 common shares (the "Spectrumsub Shares"), and to complete a private placement financing of not less than $2,500,000.

NOW, THEREFORE, IN CONSIDERATION of the recitals and of the mutual covenants and agreements contained in this Agreement, the parties hereto agree as follows:

PART 1

PURCHASE AND SALE OF ASSETS

1.1

Description of Assets.  Upon the terms and subject to the conditions of this Agreement, VMC agrees to sell, assign and transfer to Alexco, and Alexco agrees to purchase and accept the assignment and transfer from VMC, of the following assets of VMC:

(a)

the mining assets and infrastructure/equipment located on the Brewery Creek property in the Yukon Territory as more particularly described in Schedule "A" attached hereto (collectively, the "Mining Assets");

(b)

all rights, title and interest of VMC in and to the 708 quartz mining claims and 93 mining leases more particularly described in Schedule "B" attached hereto (collectively, the "Property Interests"); and

(c)

all rights, title and interest of VMC in and to the agreements, accords, memoranda and licences more particularly described in Schedule "C" attached hereto (collectively, the "Agreements and Licences");

(collectively, the "Assets").

1.2

Purchase Price.  The purchase price for the Assets is $1,800,000 (the "Purchase Price") and shall be paid at Closing (as hereinafter defined) through the issuance by Alexco to VMC of 2,686,567 common shares in the capital of Alexco, at a deemed price of $0.67 per share (the "Common Shares").

1.3

Assumption of Brewery Creek Obligations.  Concurrently with the purchase and sale of the Assets, Alexco will assume all liabilities and obligations of VMC under or in respect of the Property Interests and the Agreements and Licences, including without limitation, all liabilities and obligations under VMC's Water Use Licence issued by the Yukon Water Board under licence no. QZ94 003, as amended by licence no. QZ96-007, as further amended (collectively, the "Water Licence") and VMC's Quartz Mining Licence issued by the Yukon Department of Energy, Mines and Resources under licence no. A99-001, as amended (collectively, the "Mining Licence") and will indemnify and save VMC harmless from and against all losses, claims, demands, judgments and expenses whatsoever incurred pursuant to or in respect of the Property Interests or the Agreements and Licences.  As additional consideration for the assumption of such liabilities and obligations and the indemnity therefor, VMC will pay to Alexco $2,500,000, to be used by Alexco to fulfil its obligations under the Water Licence to post replacement security thereunder, as may be determined from time to time (the "Replacement Security").

1.4

Allocation of Purchase Price.  The Purchase Price shall be allocated among the Assets as follows:

(a)

as to $800,000 to the Mining Assets; and

(b)

as to $1,000,000 to the Property Interests and the Agreements and Licences.

1.5

GST Election.  Alexco and VMC shall elect jointly under s. 167(1) of the Excise Tax Act (Canada), in the form prescribed for the purpose of that subsection, in respect of the sale and transfer of the Assets hereunder, and Alexco shall file such election not later than the deadline for filing its GST return for its reporting period that includes the Closing Date (as hereinafter defined) .

PART 2

PRE-CLOSING MATTERS

2.1

Procure Consents and Approvals.  VMC and Alexco will use reasonable commercial efforts to obtain before Closing, all consents and approvals as may be prudent or necessary to permit the transfer of the Assets by VMC to Alexco (collectively, the "Approvals"), as set out in Schedule "C".  It is generally understood between the parties that Alexco will work with VMC to obtain the Approvals and assume the responsibilities described in Schedule "C", including but not limited to consents to the assignments of the Water Licence, the Mining Licence and the Dawson First Nation Socio-Economic Accord.

2.2

Confidentiality.  Any information concerning VMC, Alexco, their respective affiliates and the Brewery Creek property disclosed to the other party or its representatives, which has not been publicly disclosed, shall be kept strictly confidential by them and shall not be disclosed or used by the recipients thereof without the written consent of the other party whether or not the Closing occurs until publicly disclosed by the party to which such information relates, except as may be required to enforce any provision of this Agreement, or as may otherwise be required by any law, regulation or other legal or regulatory requirement.  The parties agree that certain elements of this Agreement may be required to be disclosed to the Yukon Territorial Government (the "YTG") and the Yukon Water Board for purposes of assignment to Alexco of the Water Licence.

2.3

Return of Information.  If the purchase of the Assets pursuant to this Agreement is not completed, Alexco shall return to VMC all materials, documentation, data, records, drawings and other papers and copies thereof (whether on paper or in electronic, magnetic, photographic, mechanical or optical storage) relating to the Assets which is in the possession of Alexco and will maintain the confidentiality of all information or knowledge obtained from VMC, and not use any such information or knowledge for any purpose whatsoever.

2.4

Assets Transferred in Trust.  The parties acknowledge and agree that to the extent any of the Assets are assigned or transferred into the name of Alexco prior to the completion of Closing and the release of all documents from the Closing escrow, Alexco shall hold all such Assets in trust for the exclusive use and benefit of VMC, until the completion of Closing.  At all times prior to the completion of Closing, Alexco will act on the written direction or instruction of VMC with respect to all such Assets.  If for any reason Closing does not occur within the time and in the manner contemplated herein, Alexco shall immediately, and at its sole expense, take all steps and proceedings as may be necessary to reassign or re-transfer all such Assets back to VMC or as VMC may direct, upon receipt of a written direction from VMC.

PART 3

REPRESENTATIONS OF VMC

3.1

Representations.  VMC represents and warrants to Alexco as follows, with the intent that Alexco will rely on the representations in entering into this Agreement, and in concluding the Transaction.

(a)

Capacity to Sell.  VMC is a corporation duly amalgamated, validly existing under the Business Corporations Act (British Columbia), in good standing with respect to the filing of annual reports, and has all necessary power and capacity to carry on its business, own and, subject to the receipt of the Approvals contemplated herein, dispose of its interest in the Assets and to enter into this Agreement and carry out its terms to the full extent.

(b)

Authority to Sell.  The execution and delivery of this Agreement, and the completion of the Transaction has been duly and validly authorized by all necessary corporate action on the part of VMC, and this Agreement constitutes a legal, valid and binding obligation of VMC enforceable against VMC in accordance with its terms, except as may be limited by laws of general application affecting the rights of creditors.

(c)

Sale Will Not Cause Default.  Subject to receipt of the Approvals contemplated herein, neither the execution and delivery of this Agreement, nor the completion of the Transaction will:

(i)

violate any of the terms and provisions of the constating documents or bylaws of VMC, or any order, decree, statute, bylaw, regulation, covenant, restriction applicable to VMC or any of the Assets;

(ii)

give any person the right to terminate, cancel or remove any of the Assets, save to the extent that the consent of third parties is required to assign any of the Agreements and Licences and waiver of rights of first refusal under certain of the Agreements and Licences; or

(iii)

result in any fees, duties, taxes, assessments or other amounts relating to any of the Assets becoming due or payable other than Yukon sales taxes payable by Alexco in connection with the purchase and sale of certain of the Assets which comprise personal property, and Canadian Goods and Services Tax payable by Alexco in connection with the purchase and sale of certain of the Assets.

(d)

Assets.  VMC is the legal and beneficial owner of and possesses and has good marketable title to or has the legal right to use the Assets free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances or other claims other than pursuant to the Agreements and Licences and all legal and other regulatory requirements applicable thereto.

(e)

Litigation.  There is no litigation, administrative or governmental proceedings or inquiries pending or, to the knowledge of VMC, threatened against or relating to VMC or any of the Assets, nor does VMC know of or have reasonable grounds that there is any basis for any such action, proceeding or inquiry other than the applications to amend and transfer the Water Licence which are pending before the Yukon Water Board.

(f)

Condition of the Assets.  VMC makes no representation or warranty, express or implied, as to the working order, condition, fitness or suitability for any particular use or purpose of any of the Assets, and Alexco has been afforded ample opportunity to inspect and review the Assets and is acquiring same on an "as is, where is" basis.

(g)

No Defaults.  Except as otherwise expressly disclosed in this Agreement or in any Schedule to this Agreement, to the knowledge of VMC, there has not been any default in any obligation to be performed under any of the agreement underlying the Assets, and that such agreements are each in good standing and in full force and effect, except as disclosed in writing by VMC to Alexco.

(h)

Canadian Resident.  VMC is not a non-resident of Canada within the meaning of the Income Tax Act (Canada).

PART 4

COVENANTS OF VMC

4.1

Access by Alexco.  VMC will give to Alexco and Alexco's counsel, accountants and other authorized representatives full access, during normal business hours throughout the period prior to Closing, to the Assets and to all of the properties, books, contracts, commitments and records of VMC relating to the Assets as are still in VMC's possession or control, and will furnish to Alexco during that period all such information as Alexco may reasonably request.

PART 5

REPRESENTATIONS OF ALEXCO

5.1

Representations.  Alexco represents, warrants and acknowledges to VMC as follows, with the intent that VMC will rely on these representations, warranties and acknowledgements in entering into this Agreement, and in concluding the Transaction.

(a)

Status of Alexco.  Alexco is a corporation duly incorporated, validly existing and in good standing under the Business Corporations Act (Yukon Territory) with respect to the filing of annual reports and has all necessary power and capacity to carry on its business and to enter into this Agreement and carry out its terms to full extent.

(b)

Authority to Purchase.  The execution and delivery of this Agreement and the completion of the Transaction has been duly and validly authorized by all necessary corporate action on the part of Alexco, and this Agreement constitutes a legal, valid and binding obligation of Alexco enforceable against Alexco in accordance with its terms except as limited by laws of general application affecting the rights of creditors.

(c)

Non-contravention.  Neither the execution and delivery of this Agreement nor the completion and performance of the Transaction and obligations contemplated by or contained in this Agreement will result in a breach of or default under, or be contrary to, any of the provisions of the charter documents of the Alexco or any encumbrance, indenture, contract, agreement or instrument to which Alexco is a party or by which Alexco is bound.

(d)

Investment Canada.  Alexco is not a non-Canadian within the meaning of the Investment Canada Act (Canada).

(e)

GST Registration.  Alexco is a registrant for purposes of Part IX of the Excise Tax Act (Canada), and Alexco's registration number is 854225430 RT 0001.

(f)

Shares.  At the Closing Time, the Shares will be duly and validly authorized, allotted and issued as fully paid and non-assessable common shares in the capital of Alexco.

(g)

Share Capital.  The authorized capital of Alexco consists of 100,000,000 common shares, without nominal or par value, of which one common share was issued and outstanding as at the date of this Agreement.

(h)

No Options.  Alexco is not a party to, and Alexco has not granted, any agreement, warrant, option, right or privilege capable of becoming an agreement, for the purchase, subscription or issuance of any of its securities, except as previously disclosed to VMC in writing.

(i)

Litigation.  No actions, suits, inquiries or proceedings are pending or, to the knowledge of Alexco, are contemplated or threatened to which Alexco is a party or to which the property of Alexco is subject that would result individually or in the aggregate in any material adverse change in the operations, business or condition (financial or otherwise) of Alexco.

(j)

Conduct of Business.  Alexco has conducted and is conducting its business in compliance with all applicable laws, by-laws, rules and regulations of each jurisdiction in which its business is carried on and holds all licences, registrations, permits, consents or qualifications (whether governmental, regulatory or otherwise) required in order to enable its business to be carried on as now conducted or as proposed to be conducted, and all such licences, registrations, permits, consents and qualifications are valid and subsisting and in good standing and Alexco has not received any notice of proceedings relating to the revocation or modification of any such licence, registration, permit, consent or qualification which, if the subject of an unfavourable decision, ruling or finding, would materially adversely affect the conduct of the business, operations, condition (financial or otherwise) or income of Alexco.

(k)

No Orders.  No order ceasing or suspending trading in securities of Alexco or prohibiting the sale of securities by Alexco has been issued and no proceedings for this purpose have been instituted, are pending, contemplated or threatened.

(l)

Dividends and Distributions.  Alexco has not, directly or indirectly, declared or paid any dividend or declared or made any other distribution on any of its common shares or securities of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any of its common shares or securities or agreed to do any of the foregoing;

(m)

No Restrictions.  There is not, in the constating documents, articles or by-laws of Alexco or in any agreement, mortgage, note, debenture, indenture or other instrument or document to which Alexco is a party, any restriction upon or impediment to the declaration or payment of dividends by the directors of Alexco or the payment of dividends by Alexco to the holders of its common shares.

(n)

Material Contracts.  Alexco is not a party to any material contracts other than as disclosed to VMC in writing.

(o)

Condition of Assets.  Alexco acknowledges that it has had a reasonable opportunity to examine the Assets, including copies of all applicable documentation, and has made all such examinations as it deems prudent or necessary, and acknowledges that, subject only to the representations and warranties expressed in this Agreement, it will purchase the Assets on an "as is, where is" basis and will be assuming any and all liabilities and obligations associated with the Assets, including but not limited to any Environmental Claims (as defined in the indemnity agreement attached as Schedule "D" hereto (the "Indemnity Agreement")).

PART 6

COVENANTS OF ALEXCO

6.1

Sales Taxes and Other Charges.  Alexco will be liable for and will pay all sales taxes, registration charges and transfer fees and Goods and Services Tax, properly payable upon and in connection with the sale and transfer of the Assets by VMC to Alexco hereunder.

6.2

Approvals.  In respect of the Property Interests and the Agreements and Licences, Alexco will at the request of VMC execute and deliver such applications for Approvals and such assumption agreements and acknowledgements, and provide such information as may be necessary to obtain the Approvals and will diligently assist and cooperate with VMC in obtaining the Approvals.

6.3

Indemnity.  From and after Closing, Alexco irrevocably and unconditionally agrees to indemnify and save harmless VMC and its officers, directors, employees, agents, successors and assigns (collectively, the "Indemnified Persons") and each of them from and against all loss, claims, demands, judgments and expenses whatsoever, incurred by the Indemnified Persons under or in respect of the Property Interests or the Agreements and Licences or as a result of any inaccuracy of or any breach by Alexco of any representation or warranty hereunder or any breach or non-performance by Alexco of any covenant or obligation hereunder.  In addition, and as a condition of VMC entering into this Agreement, Alexco agrees to execute and deliver to VMC the Indemnity Agreement.

6.4

Shares.  Alexco will ensure that the allotment and issue of the Shares will fully comply with the requirements of applicable securities legislation.

PART 7

SURVIVAL OF REPRESENTATIONS AND COVENANTS

7.1

VMC's Representations and Covenants.  All representations, covenants and agreements made by VMC in this Agreement or under this Agreement will, unless otherwise expressly stated, survive Closing and any investigation at any time made by or on behalf of Alexco and, subject to paragraph 7.2, will continue in full force and effect for the benefit of Alexco for one year from the Closing Date.

7.2

Limitation on VMC's Indemnity.  No claim by Alexco for damages or other relief in respect of breach of representation or breach of covenant by VMC under this Agreement will be valid unless:

(a)

written notice of the claim is given by Alexco to VMC before the expiration of 12 months after Closing; and

(b)

the aggregate of such claim(s) exceeds $50,000.

In no event shall the aggregate amount of all such claims by Alexco exceed $1,800,000.

7.3

Alexco's Representations and Covenants.  All representations, covenants and agreements made by Alexco in this Agreement or under this Agreement will, unless otherwise expressly stated, survive Closing and any investigation at any time made by or on behalf of VMC and will continue in full force and effect for the benefit of VMC.

PART 8

CONDITIONS PRECEDENT TO THE OBLIGATIONS OF ALEXCO

8.1

Conditions.  All obligations of Alexco under this Agreement are subject to the fulfilment at or before Closing of the following conditions:

(a)

VMC's Representations.  VMC's representations contained in this Agreement and in any certificate or document delivered under this Agreement or in connection with the Transaction will be true at and as of Closing as if such representations were made at and as of such time; and

(b)

VMC's Covenants.  VMC will have performed and complied with all agreements, covenants and conditions required by this Agreement to be performed or complied with by it before or at Closing.

8.2

Exclusive Benefit.  The foregoing conditions are for the exclusive benefit of Alexco and any such condition may be waived in whole or in part by Alexco at or before Closing by delivering to VMC a written waiver to that effect signed by Alexco.

PART 9

CONDITIONS PRECEDENT TO THE OBLIGATIONS OF VMC

9.1

Conditions.  All obligations of VMC under this Agreement are subject to the fulfilment, before or at Closing, of the following conditions:

(a)

Alexco's Representations.  Alexco's representations contained in this Agreement and in any certificate or document delivered under this Agreement or in connection with the Transaction will be true at and as of Closing as if such representations were made at and as of such time;

(b)

Alexco's Covenants.  Alexco will have performed and complied with all covenants, agreements and conditions required by this Agreement to be performed or complied with by it at or before Closing; and

(c)

Termination of ALM Agreement.  ALM shall have agreed to terminate its management services agreement with VMC in respect of the Brewery Creek Mine site, effective as of the Closing Date, without further consideration therefor, and shall have delivered a termination agreement to that effect, confirming that it has made complete disclosure to VMC of all material information relating to the management of the Brewery Creek Mine site pursuant to such management services agreement (the "ALM Termination Agreement").

9.2

Exclusive Benefit.  The foregoing conditions are for the exclusive benefit of VMC and may be waived in whole or part by VMC at or before Closing by delivering to Alexco a written waiver to that effect signed by VMC.

PART 10

MUTUAL CONDITIONS PRECEDENT TO THE

OBLIGATIONS OF VMC AND ALEXCO

10.1

Conditions.  The Closing will also be subject to:

(a)

VMC having obtained all Approvals, in each case in form and substance satisfactory to both VMC and Alexco;

(b)

Spectrumsub shall have agreed to terminate the memorandum of agreement dated June 27, 2003 between VMC and Spectrumsub, effective as of the Closing Date, without further consideration therefor, and shall have delivered a termination agreement to that effect;

(c)

VMC and Alexco shall have made satisfactory arrangements with YTG to reduce VMC's present security bond posted with YTG pursuant to the Water Licence from its present $5,000,000 level to an amount not to exceed $2,500,000, and to permit the release of all such security to VMC concurrently upon receipt of substitute security from Alexco in an amount not to exceed $2,500,000;

(d)

no injunction or restraining order or other decision, ruling or order of a court, board, governmental authority or administrative tribunal of competent jurisdiction being in effect which prohibits, restrains, limits or imposes conditions on the transactions contemplated by this Agreement and no action or proceeding having been instituted or remaining pending or having been threatened before any such court, board, governmental authority or administrative tribunal to restrain, prohibit, limit or impose conditions on the transactions contemplated by this Agreement; and

(e)

VMC, Alexco, NovaGold, Spectrumsub and ALM shall have entered into a mutually acceptable agreement (the "Organization Agreement") providing for the concurrent closing of this transaction with (i) the acquisition by Alexco of Spectrumsub from NovaGold, (ii) the acquisition by Alexco of certain assets of ALM and (iii) a private placement financing in an amount not less than $2,500,000, and the parties thereto shall be prepared to concurrently close all transactions contemplated in the Organization Agreement.

10.2

Mutual Benefit.  These conditions are for the benefit of VMC and Alexco, and may only be waived in writing by both VMC and Alexco in whole or in part before the Closing Date.

PART 11

CLOSING

11.1

Closing.  Subject to the terms and conditions of this Agreement, the completion of the Transaction (the "Closing") will take place concurrently with the transactions contemplated in the Organization Agreement, at 10:00 a.m., local time in Vancouver (the "Closing Time") on March 15, 2005 or such earlier or later date as the parties may mutually agree in writing, but in any event no later than April 11, 2005 (the "Closing Date").

11.2

Place of Closing.  The Closing will take place at the offices of DuMoulin Black, 10th Floor, 595 Howe Street, Vancouver, British Columbia.

11.3

Documents to be Delivered by VMC.  At the Closing, VMC will deliver or cause to be delivered to Alexco:

(a)

a certificate of an officer of VMC as to the accuracy of VMC's representations and warranties and the performance of its covenants to be performed under this Agreement on or before the Closing Date;

(b)

all deeds of conveyance, bills of sale, transfer and assignments in form and content satisfactory to Alexco's counsel, appropriate to effectively vest good and marketable title to the Assets in Alexco to the extent contemplated by this Agreement and, if applicable, immediately registrable in all places where registration of such instruments is required;

(c)

copies of all Approvals;

(d)

possession of the Assets, provided that possession of the Mining Assets shall be delivered to Alexco at the Brewery Creek Mine site;

(e)

a certified copy of those resolutions of the directors and the sole shareholder of VMC authorizing the execution, delivery and implementation of this Agreement and of all documents to be delivered by VMC under this Agreement, which shall be delivered on execution hereof;

(f)

a statutory declaration of VMC in a form satisfactory to Alexco's solicitors that VMC is not a non-resident of Canada within the meaning of the Income Tax Act (Canada);

(g)

the duly prescribed form under Section 167 of the Excise Tax Act (Canada);

(h)

the Indemnity Agreement;

(i)

such other documents, acknowledgments or directions as may be reasonably required by Alexco or its counsel to complete the exchange of security with YTG pursuant to the Water Licence, as contemplated in subparagraph 10.1(c) above; and

(j)

the legal opinion of VMC's counsel, substantially in the form attached as Schedule "E" hereto.

11.4

Documents to be Delivered by Alexco.  At the Closing, Alexco will deliver or cause to be delivered to VMC:

(a)

a certificate of an officer of Alexco as to the accuracy of Alexco's representations and warranties and the performance of its covenants to be performed under this Agreement on or before the Closing Date;

(b)

a share certificate or certificates representing the Common Shares, registered in the name of VMC;

(c)

assignment and assumption agreements in respect of each of the Agreements and Licences;

(d)

the Indemnity Agreement;

(e)

the duly prescribed form under Section 167 of the Excise Tax Act (Canada);

(f)

a certified copy of the resolutions of the directors of Alexco authorizing the execution, delivery and implementation of this Agreement and of all documents to be delivered by Alexco under this Agreement, which shall delivered on execution hereof;

(g)

a certificate of an officer of Alexco certifying the completion of all other transactions contemplated in the Organizational Agreement;

(h)

such other documents, acknowledgments, directions or undertakings of Alexco's counsel as may be reasonably required by VMC or its counsel to complete the exchange of security with YTG pursuant to the Water Licence, as contemplated in subparagraph 10.1(c) above; and

(i)

the legal opinion of Alexco's counsel, substantially in the form attached as Schedule "F" hereto.

11.5

Escrow Closing.  The parties acknowledge that because of the number of parties to various agreements and arrangements, Closing may be required to occur with documents and share certificates delivered in escrow pending mutual agreement by the parties that all conditions and documents and consideration required for Closing have been delivered or waived.  All such definitive escrow terms shall be agreed to by the parties prior to the commencement of any such escrow.

PART 12

DELIVERY OF INFORMATION AND RECORDS

12.1

Records.  From and after Closing, VMC will make available to Alexco all technical data, core samples, reports and records of VMC relating to the Assets up to the date of Closing (the "Records").  Alexco will take all reasonable steps (bearing in mind the nature and condition of some of the Records) to retain all such Records in its possession intact for a minimum period of 10 years after Closing and will provide VMC with full, unfettered access to such Records and copies of same as requested by VMC during normal business hours for Alexco upon receipt of a written request from VMC to review same for VMC's business purposes.

PART 13

GENERAL

13.1

Further Assurances.  The parties will execute such further and other documents and do such further and other things as may be necessary to carry out and give effect to the intent of this Agreement.  Specifically it is agreed that if requested by VMC, a joint election shall be made by VMC as transferor and by Alexco as transferee under subjection 85(1) of the Income Tax Act (Canada) at such agreed amount as may be designated by VMC within the limits allowed thereunder (or such other subsection of the Income Tax Act (Canada), as mutually agreed upon by both parties to this Agreement), respecting the transfer of the Assets to Alexco by VMC, as such amount may be determined by VMC in conformity with the provisions of such subsection (or such other subsection of the Income Tax Act (Canada), as mutually agreed upon by both parties to this Agreement).

13.2

Notice.  In this Agreement:

(a)

any notice or communication required or permitted to be given under this Agreement will be in writing and will be considered to have been given if delivered by hand, transmitted by facsimile transmission or mailed by prepaid registered post in Canada, to the address or facsimile transmission number of each party set out below:

(i)

if to Alexco:

Alexco Resource Corp.

c/o Suite 900, 570 Granville Street

Vancouver, BC  V6C 3P1

Attention:  Clynton R. Nauman

Fax No:  360-371-0179

(ii)

if to VMC:

Viceroy Minerals Corporation

Suite 900, 570 Granville Street

Vancouver, BC  V6C 3P1

Attention:  Susan Neale

Fax No:  604-682-3941

with a copy to:

Davis & Company

Barristers & Solicitors

Suite 2800, 666 Burrard Street

Vancouver, BC  V6C 2Z7

Attention:  Douglas G. Shields

Fax No.:  (604) 687-1612

or to such other address or facsimile transmission number as any party may designate in the manner set out above;

(b)

notice or communication will be considered to have been received:

(i)

if delivered by hand during business hours on a business day, upon receipt by a responsible representative of the receiver, and if not delivered during business hours, upon the commencement of business on the next business day;

(ii)

if sent by facsimile transmission during business hours on a business day, upon the sender receiving confirmation of the transmission, and if not transmitted during business hours, upon the commencement of business on the next business day; and

if mailed by prepaid registered post in Canada, upon the fifth business day following posting; except that, in the case of a disruption or an impending or threatened disruption in postal services every notice or communication will be delivered by hand or sent by facsimile transmission.

13.3

Dispute Resolution.  Any dispute or disagreement between the parties in respect of this Agreement shall be resolved by arbitration by a single arbitrator in accordance with the provisions of the Commercial Arbitration Act (British Columbia).

13.4

Entire Agreement.  This Agreement and the agreements contemplated by it constitutes the entire agreement between the parties with respect to the subject matter hereto, and there are no representations, express or implied, statutory or otherwise and no collateral agreements other than as expressly set out or referred to in this Agreement.

13.5

Time of the Essence.  Time will be the essence of this Agreement.

13.6

Applicable Law.  This Agreement will be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein, without regard for any conflict of laws or choice of law principles that would permit or require the application of the laws of any other jurisdiction.

13.7

No Waiver.  Failure of either party to enforce any of the provisions hereof will not be construed as a waiver of such provisions or of the right thereafter to enforce such provisions.

13.8

Costs.  Each party will bear its own costs, fees and expenses incurred in connection with the negotiation, preparation, execution and delivery of this Agreement, and any other agreements or documents contemplated hereby or thereby.  Alexco shall be solely responsible for all costs associated with any registration of the transfer of Assets contemplated herein.

13.9

Successors and Assigns.  This Agreement will enure to the benefit of and be binding upon the parties and their respective successors and assigns, except that no party may assign this Agreement without the prior written consent of the other party.

13.10

Counterparts.  This Agreement may be signed by facsimile or original and executed in any number of counterparts, and each executed counterpart will be considered to be an original.  All executed counterparts taken together will constitute one agreement.

IN WITNESS WHEREOF the parties have executed this Agreement as of the day and year first above written.

VICEROY MINERALS CORPORATION

By:

Authorized Signatory

Authorized Signatory

ALEXCO RESOURCE CORP.

By:

Authorized Signatory

- i -

EXHIBIT 4.4
QUEST CAPITAL CORP.

AMENDED AND RESTATED 2005 STOCK OPTION PLAN
(effective 24 , 2005)

PART 1

INTERPRETATION

1.01

Definitions  In this Plan the following words and phrases shall have the following meanings, namely:

(a)

"Board" means the board of directors of the Company and includes any committee of directors appointed by the directors as contemplated by Section 3.01 hereof;

(b)

"Change of Control" means the acquisition by any person or by any person and a Joint Actor, whether directly or indirectly, of voting securities as defined in the Securities Act) of the Company, which, when added to all other voting securities of the Company at the time held by such person or by such person and a Joint Actor, totals for the first time not less than fifty percent (50%) of the outstanding voting securities of the Company or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board of Directors of the Company.

(c)

"Company" means Quest Capital Corp.;

(d)

"Director" means any director of the Company or of any of its subsidiaries;

(e)

"Employee" means any individual in the employment of the Company or any of its subsidiaries or of a company providing management or administrative services to the Company;

(f)

"Exchange" means The Toronto Stock Exchange and any other stock exchange on which the Shares are listed for trading;

(g)

"Exchange Policy" means the policies, bylaws, rules and regulations of the Exchange governing the granting of options by the Company, as amended from time to time;

(h)

"Expiry Date" means not later than ten years from the date of grant of the option or, if Exchange Policy does not permit a term of ten years for options granted by the Company not later than five years from the date the option is granted;

(i)

"Insider" has the meaning ascribed thereto in the Securities Act;

(j)

"Joint Actor" means a person acting "jointly or in concert with" another person as that phrase is interpreted in section 96 of the Securities Act;

- ii -

(k)

"Option Price" means the price at which options may be granted in accordance with Exchange Policy and Securities Laws and means the price at which the last recorded sale of a board lot of Shares took place on the Exchange during the trading day immediately preceding the date of granting the option or, if there was no such sale, the average of the bid and ask prices on the Exchange for the Shares during the three trading days immediately preceding the date of granting the option;

(l)

"Officer" means any senior officer of the Company or of any of its subsidiaries as defined in the Securities Act;

(m)

"Outstanding Issue" is based on the number of Shares that are outstanding on an undiluted basis immediately prior to the Share issuance or grant of options in question;

(n)

"Plan" means this stock option plan as from time to time amended;

(o)

"Securities Act" means the Securities Act (British Columbia), as amended, from time to time;

(p)

"Securities Laws" means the act, policies, bylaws, rules and regulations of the securities commissions governing the granting of options by the Company, as amended from time to time;

(q)

"Service Provider" means an Employee or insider of the Company or any of its subsidiaries and includes any other person who is engaged to provide either directly or through a corporation, ongoing management or consulting services to the Company or its affiliates;

(r)

"Shares" means Class A voting common shares of the Company; and

(s)

"Vested" means that an option has become exercisable in respect of options held by an optionee.

1.02

Gender  Throughout this Plan, words importing the masculine gender shall be interpreted as including the female gender.

- iii -

PART 2

PURPOSE OF PLAN

2.01

Purpose  The purpose of this Plan is to attract and retain Service Providers, Officers or Directors to the Company and to motivate them to advance the interests of the Company by affording them with the opportunity to acquire an equity interest in the Company through options granted under this Plan to purchase Shares.

PART 3

GRANTING OF OPTIONS

3.01

Administration  This Plan shall be administered by the Board or, if the Board so elects, by a committee (which may consist of only one person) appointed by the Board from its members.

3.02

Committee's Recommendations  The Board may accept all or any part of recommendations of the committee or may refer all or any part thereof back to the committee for further consideration and recommendation.

3.03

Grant by Resolution  The Board, on its own initiative or, a committee of the Board duly appointed for the purpose of administering this Plan,  may, by resolution, designate all eligible persons who are Service Providers, Officers or Directors, or corporations employing or wholly owned by such Service Provider, Officer or Director, to whom options should be granted and specify the terms of such options which shall be in accordance with Exchange Policy and Securities Laws.

3.04

Terms of Option  The resolution of the Board shall specify the number of Shares that should be placed under option to each such Service Provider, Officer or Director, the Option Price to be paid for such Shares upon the exercise of each such option, and the period, during which such option may be exercised.

3.05

Written Agreement  Every option granted under this Plan shall be evidenced by a written agreement, containing such terms and conditions as are required by Exchange Policy and Securities Laws, between the Company and the optionee and, where not expressly set out in the agreement, the provisions of such agreement shall conform to and be governed by this Plan.  In the event of any inconsistency between the terms of the agreement and this Plan, the terms of this Plan shall govern.

PART 4

CONDITIONS GOVERNING THE GRANTING AND EXERCISING OF OPTIONS

4.01

Exercise Price  The exercise price of an option granted under this Plan shall not be less than the Option Price at the time of granting the options.

4.02

Expiry Date  Each option shall, unless sooner terminated, expire on a date to be determined by the Board which will not be later than the Expiry Date.

- iv -

4.03

Different Exercise Periods, Prices and Number  The Board may, in its absolute discretion, upon granting an option under this Plan, and subject to the provisions of Section 6.03 hereof, specify a particular time period or periods following the date of granting the option during which the optionee may exercise his option to purchase Shares, may designate the exercise price and the number of Shares in respect of which such optionee may exercise his option during each such time period and may determine and impose terms upon which each option shall become Vested.

4.04

Number of Shares to One Person  The number of Shares reserved for issuance to any one person pursuant to options granted under this Plan shall not exceed 5% of the outstanding Shares at the time of granting of the options.

4.05

Termination of Employment  If a Director, Officer or Service Provider ceases to be so engaged by the Company for any reason other than death, such Director, Officer or Service Provider shall have such rights to exercise any option not exercised prior to such termination within a period of 90 calendar days after the date of termination (or such longer period as may be approved by the Board and, if required, the Exchange) provided that if the termination is for just cause the right to exercise the option shall terminate on the date of termination unless otherwise determined by the Directors.

4.06

Death of Optionee  If a Director, Officer or Service Provider dies prior to the expiry of his option, his legal representatives may, within the lesser of one year from the date of the optionee's death or the expiry date of the option, exercise that portion of an option granted to the Director, Officer or Service Provider under this Plan which remains outstanding.

4.07

Assignment  No option granted under this Plan or any right thereunder or in respect thereof shall be transferable or assignable otherwise than by will or pursuant to the laws of succession except that, if permitted by the rules and policies of the Exchange, an optionee shall have the right to assign any option granted to him hereunder to a trust or similar legal entity established by such optionee.

4.08

Notice  Options shall be exercised only in accordance with the terms and conditions of the agreements under which they are respectively granted and shall be exercisable only by notice in writing to the Company.

4.09

Payment  Options may be exercised in whole or in part at any time prior to their lapse or termination.  Shares purchased by an optionee on exercise of an option shall be paid for in full at the time of their purchase.

PART 5

RESERVATION OF SHARES FOR OPTIONS

5.01

Sufficient Authorized Shares to be Reserved  Whenever the Notice of Articles or Articles of the Company limit the number of authorized Shares, a sufficient number of Shares shall be reserved by the Board to satisfy the exercise of options granted under this Plan.  Shares that were the subject of options that have lapsed,  terminated or been exercised shall thereupon no longer be in reserve and may once again be subject to an option granted under this Plan.

- v -

5.02

Maximum Number of Shares to be Reserved Under Plan    The maximum number of Shares which may be subject to issuance at any time and from time to time pursuant to options granted under this Plan and all of the Company's other previously established or proposed share compensation arrangements in aggregate shall not exceed 10% of the total number of issued and outstanding Shares (including Shares issued upon the exercise of previously granted stock options) on a non-diluted basis.

5.03

Maximum Number of Shares Reserved  Under no circumstances shall this Plan, together with all of the Company's other previously established or proposed stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of Shares, result, at any time, in:

(a)

the number of Shares reserved for issuance pursuant to stock options granted to Insiders exceeding 10% of the Outstanding Issue;

(b)

the issuance to Insiders, within a one year period, of a number of Shares exceeding 10% of the Outstanding Issue; or

(c)

the issuance to any one Insider and such Insider's associates, within a one year period, of a number of Shares exceeding 5% of the Outstanding Issue.

5.04

Non-employee Directors  The following terms apply for options for Non-employee Directors:

(a)

the term "Non-employee Director", for the purposes of this Plan, shall mean each Director who is not an Employee of the Company, nor any of its subsidiaries;

(b)

the exercise price of an option granted pursuant to Section 5.04 (b) under this Plan shall be at the Option Price; and

(c)

subject to earlier termination in accordance with the provisions of Section 4.05 hereof, any option granted pursuant to Section 5.04(b) hereof shall be exercisable for a period of ten years following the date on which such option is granted after which time such option shall expire.

PART 6

CHANGES IN OPTIONS

6.01

Share Consolidation or Subdivision  In the event that the Shares are at any time subdivided or consolidated, the number of Shares reserved for option and the price payable for any Shares that are then subject to option shall be adjusted accordingly.

6.02

Stock Dividend  In the event that the Shares are at any time changed as a result of the declaration of a stock dividend thereon, the number of Shares reserved for option and the price payable for any Shares that are then subject to option may be adjusted by the Board to such extent as they deem proper in their absolute discretion.

- vi -

6.03

Effect of a Take-Over Bid  If a bona fide offer ( an "Offer") for Shares is made to the optionee or to shareholders of the Company generally or to a class of shareholders which includes the optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Company, within the meaning of subsection 1(1) of the Securities Act, the Company shall, immediately upon receipt of notice of the Offer, notify each optionee of full particulars of the Offer, whereupon all Option Shares subject to such option will become Vested and the option may be exercised in whole or in part by the optionee so as to permit the optionee to tender the Option Shares received upon such exercise, pursuant to the Offer.  However, if:

(a)

the Offer is not completed within the time specified therein; or

(b)

all of the Option Shares tendered by the optionee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof,

then the Option Shares received upon such exercise, or in the case of clause (b) above, the Option Shares that are not taken up and paid for, may be returned by the optionee to the Company and reinstated as authorized but unissued Shares and with respect to such returned Option Shares, the option shall be reinstated as if it had not been exercised and the terms upon which such Option Shares were to become Vested pursuant to this section shall be reinstated.  If any Option Shares are returned to the Company under this section 6.03, the Company shall immediately refund the exercise price to the optionee for such Option Shares.

6.04

Acceleration of Expiry Date  If at any time when an option granted under the Plan remains unexercised with respect to any Unissued Option Shares, an Offer is made by an offeror, the Directors may, upon notifying each optionee of full particulars of the Offer, declare all Option Shares issuable upon the exercise of options granted under the Plan, Vested, and declare that the Expiry Date for the exercise of all unexercised options granted under the Plan is accelerated so that all options will either be exercised or will expire prior to the date upon which Shares must be tendered pursuant to the Offer, provided such Offer is completed.

6.05

Effect of a Change of Control  If a Change of Control occurs, all Option Shares subject to each outstanding option will become Vested, whereupon such option may be exercised in whole or in part by the optionee.

PART 7

EXCHANGE'S RULES AND POLICIES APPLY

7.01

Exchange's Rules and Policies Apply  This Plan and the granting and exercise of any options hereunder are also subject to such other terms and conditions as are set out from time to time in the rules and policies on stock options of the Exchange and any securities commission having authority and such rules and policies shall be deemed to be incorporated into and become a part of this Plan.  In the event of an inconsistency between the provisions of such rules and policies and of this Plan, the provisions of such rules and policies shall govern.

- vii -

PART 8

AMENDMENT AND TERMINATION OF PLAN

8.02

Amendment of Plan: The Board may from time to time in its absolute discretion amend, modify and change the provisions of an option or this Plan without obtaining approval of shareholders to:

(a)

make amendments of a "housekeeping" nature;

(b)

change vesting provisions of an option or this Plan;

(c)

change the termination provisions of an option or this Plan which does not entail an extension beyond the original expiry date of the option or this Plan;

(d)

change the termination provisions of an option or this Plan which does entail an extension beyond the original expiry date of the option or this Plan for an optionee who is not an Insider;

(e)

reduce the exercise price of an option for a optionee who is not an Insider;

(f)

implement a cashless exercise feature, payable in cash or securities, provided that such feature provides for a full deduction of the number of shares from the number of shares reserved under this Plan; and

(g)

make any other amendments of a non-material nature which are approved by the Exchange.

All other amendments, modifications or changes shall only be effective upon such amendment, modification or change being approved by the shareholders of the Company.  Any amendment, modification or change of any provision of this Plan shall be subject to approval, if required, by any regulatory body having jurisdiction.

8.02

Termination of the Plan: This Plan may be terminated at any time by the Board.  Notwithstanding the termination of this Plan, any option outstanding under this Plan at the time of termination shall remain in effect until such option has been exercised, has expired, has been surrendered to the Company or has been terminated.

PART 9

EFFECT OF PLAN ON OTHER COMPENSATION PLANS

9.01

Other Plans Not Affected  This Plan is in addition to any other existing plans and shall not in any way affect the policies or decisions of the Board in relation to the remuneration of Directors, Officers or Service Providers.

PART 10

OPTIONEE'S RIGHTS AS A SHAREHOLDER

10.01

No Rights Until Option Exercised  An optionee shall be entitled to the rights pertaining to share ownership, such as to dividends or voting, only with respect to Shares that have been fully paid for and issued to him upon exercise of an option.

- viii -

PART 11

EFFECTIVE DATE OF PLAN

11.01

Effective Date  This Plan shall become effective upon the later of the date of acceptance for filing of this Plan by the Exchange and the approval of this Plan by the shareholders of the Company; however, options may be granted under this Plan prior to and subject to the receipt of approval of the Exchange.

11.02

Approvals  Under the current policies of the Exchange, this Plan shall be submitted for approval by the Board, the unrelated directors of the Board and the shareholders of the Company every three years.

EFFECTIVE DATE OF PLAN: * , 2005

- i -

QUEST CAPITAL CORP. OPTION AGREEMENT

This Option Agreement is entered into between Quest Capital Corp. (the "Company") and the Optionee named below pursuant to the 2004 Stock Option Plan (the "Plan"), a copy of which is attached hereto, and confirms that:

1.

on* , 200* (the "Grant Date");

2.

 *(the "Optionee");

3.

was granted the option (the "Option") to purchase Class A voting common shares (the "Option Shares") of the Company;

4.

for the price (the "Option Price") of $* per share;

5.

which shall be exercisable ("Vested") as to*  [if any vesting provisions apply];

6.

terminating on the* , 200* (the "Expiry Date");

all on the terms and subject to the conditions set out in the Plan.  For greater certainty, once Option Shares have become Vested, they continue to be exercisable until the termination or cancellation thereof as provided in this Option Agreement and the Plan.

By signing this Option Agreement, the Optionee acknowledges that the Optionee has read and understands the Plan and agrees to the terms and conditions of the Plan and this Option Agreement.

Acknowledgement – Personal Information

The undersigned hereby acknowledges and consents to:

(a)

the disclosure to the Toronto Stock Exchange and all other regulatory authorities of all personal information of the undersigned obtained by the Company; and

(b)

the collection, use and disclosure of such personal information by the Toronto Stock Exchange and all other regulatory authorities in accordance with their requirements, including the provisions to third party service providers, from time to time.

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the*  day of* , 200*.

OPTIONEE	Per: Authorized Signatory

- i -

QCC Board Approval:
03/16/2005

EXHIBIT 11.1

QUEST CAPITAL CORP.

CODE OF CONDUCT

INTRODUCTION

This Code of Conduct (the "Code") embodies the commitment of Quest Capital Corp. (the “Company”) and our subsidiaries to promote honest and ethical conduct and to conduct our business in accordance with all applicable laws, rules and regulations and high ethical standards. All officers, employees, and directors (as hereinafter defined) are expected to adhere to the principles and procedures set forth in this Code. This Code shall be our code of ethics for our officers, employees, and directors (collectively “Personnel” or “Person”). This Code is separate and apart from, and in addition to, any policies the Company may have in effect, from time to time, relating to our employees, officers and Board of Directors (“Board”).

This Code strives to deter wrongdoing and promote the following six objectives:

•

Honest and ethical conduct;

•

Avoidance of conflicts of interest;

•

Full, fair, accurate, timely and transparent disclosure;

•

Compliance with applicable government and self-regulatory organization laws, rules and regulations;

•

Prompt internal reporting of Code violations; and

•

Accountability for compliance with the Code.

CODE COMPLIANCE AND REPORTING

Our Personnel should strive to identify and raise potential issues before they lead to problems, and should ask about the application of this Code whenever in doubt. Any Person who becomes aware of any existing or potential violation of this Code should promptly notify a member of the Audit Committee of our Board. Acting through our Board, we will take such disciplinary or preventive action, as we deem appropriate to address any existing or potential violation of this Code brought to our attention.

PERSONAL CONFLICTS OF INTEREST

A "personal conflict of interest" occurs when a Person's private interest interferes with the interests of the Company. A conflict of interest exists where the interests or benefits of a Person or an entity which is, with respect to that Person, a "related party" as defined in Ontario Securities Commission Rule 61-501 ("Rule 61-501"), conflict with the interests of the Company. Personal conflicts of interest, whether actual or apparent, are prohibited as a matter of Company policy, unless they have been approved or waived by the Company.

In particular, a Person must never use or attempt to use his or her position at the Company to obtain any improper personal benefit for himself or herself, for his or her family members, or for any other person, including loans or guarantees of obligations, from any person or entity.

Service to the Company should never be subordinated to personal gain or advantage.  Conflicts of interest, whether actual or apparent, should, to the extent possible, be avoided.

Any Person who is aware of a material transaction or relationship that could reasonably be expected to give rise to a conflict of interest should discuss the matter promptly with a member of the Audit Committee of our Board.  The Company must report all material "related party transactions" as defined in Rule 61-501, under applicable

- ii -

accounting rules, securities laws, the rules and regulations of The Toronto Stock Exchange (the “Exchange”), and of any securities commission (“Commission”) having jurisdiction over the Company.

PUBLIC DISCLOSURE

It is Company policy that the information in our public communications, including our filings made with the Exchange and any Commission, be full, fair, accurate, timely and understandable and shall be timely filed or communicated. Our Personnel who are involved in the Company's disclosure process, are responsible for the Company's compliance with this policy. In particular, these individuals are required to maintain familiarity with the disclosure requirements applicable to the Company and are prohibited from knowingly misrepresenting, omitting, or causing others to misrepresent or omit, material facts about the Company to others, whether within or outside the Company, including the Company's independent auditors.

COMPLIANCE WITH LAWS, RULES AND REGULATIONS

It is Company policy to comply with all applicable laws, rules and regulations. It is the personal responsibility of each Person to adhere to the standards and restrictions imposed by those laws, rules and regulations. No Person may interfere with or seek to improperly influence, directly or indirectly, the auditing of our financial results or records. If a Person is not aware or familiar with the laws, rules or regulations that apply specifically to our business, he or she must request such information from a member of the Audit Committee.

It is both illegal and against Company policy for any Person who is aware of material non-public information relating to the Company, or any other private or governmental issuer of securities, to buy or sell any securities of those issuers, or recommend that another person buy, sell or hold the securities of those issuers. Any Person who is uncertain about the legal rules involving his or her purchase or sale of any Company securities, or any securities in issuers with which he or she is familiar by virtue of his or her work for the Company, should consult with a member of the Audit Committee before making any such purchase or sale.

AMENDMENT, MODIFICATION AND WAIVER

This Code may be amended or modified by our Board. Waivers of this Code may only be granted by the Board or a committee of the Board with specific delegated authority.

- i -

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

Date:   June 24, 2005

By:	/s/ Brian E. Bayley
Name:	Brian E. Bayley
Title:	Chief Executive Officer
Date:	June 24, 2005

- ii -

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

Date:   June 24, 2005

By:	/s/ Susan M. Neale
Name:	Susan M. Neale
Title:	Chief Financial Officer
Date:	June 24, 2005

- iii -

EXHIBIT 13.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Brian E. Bayley, Chief Executive Officer of Quest Capital Corp, (the “Company”) , hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(i)

the Annual Report on Form 20-F of the Company for the fiscal year ended December 31, 2004 (the “Annual Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended;  and

(ii)

the information contained in the Annual Report fairly presents in all material respects the financial condition and results of operations of the Company.

By:	/s/ Brian E. Bayley
Name:	Brian E. Bayley
Title:	Chief Executive Officer
Date:	June 24, 2005

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

- iv -

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

(i)

the Annual Report on Form 20-F of the Company for the fiscal year ended December 31, 2004 (the “Annual Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended;  and

(ii)

the information contained in the Annual Report fairly presents in all material respects the financial condition and results of operations of the Company.

By:	/s/ Susan M. Neale
Name:	Susan M. Neale
Title:	Chief Financial Officer
Date:	June 24, 2005

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