Form 40-F
period 2005-12-31
QUEST CAPITAL CORP
filed 2006-03-31
CIK 832342

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[           ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

Commission File Number: 001-32667

QUEST CAPITAL CORP.
(Exact name of Registrant as specified in its charter)

British Columbia Canada	6029	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code)	Identification No.)

Suite 300, 570 Granville Street
Vancouver, British Columbia
Canada V6C 3P1
(604) 689-1428
(Address and telephone number of Registrant’s principal executive offices)

Corporation Service Company
Suite 400, 2711 Centerville Road
Wilmington, Delaware 19808
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title Of Each Class	Name Of Each Exchange On Which Registered
Common Shares	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[ x ] Annual Information Form	[ x ] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 119,265,568 Common Shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.
Yes [           ] No [ x ]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [ x ] No [           ]

INTRODUCTORY INFORMATION

In this annual report, references to “we”, “our”, “us”, the “Company” or “Quest” mean Quest Capital Corp. and its subsidiaries, unless the context suggests otherwise.

Unless otherwise indicated, all amounts in this annual report are in Canadian dollars and all references to “$” mean Canadian dollars.

PRINCIPAL DOCUMENTS

The following documents that are filed as exhibits to this annual report are incorporated by reference herein:

  our Annual Information Form for the year ended December 31, 2005;

  our Audited Consolidated Financial Statements for the three years ended December 31, 2005; and

  our Management Discussion and Analysis for the year ended December 31, 2005.

FORWARD-LOOKING STATEMENTS

This annual report includes or incorporates by reference certain statements that constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this annual report and documents incorporated by reference herein and include statements regarding our intent, belief or current expectation and that of our officers and directors. Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this annual report or in documents incorporated by reference in this annual report, words such as “believe,” “anticipate,” “estimate,” “project,” “intend,” “expect,” “may,” “will,” “plan,” “should,” “would,” “contemplate,” “possible,” “attempts,” “seeks” and similar expressions are intended to identify these forward-looking statements. These forward-looking statements are based on various factors and were derived utilizing numerous assumptions that could cause our actual results to differ materially from those in the forward-looking statements. Accordingly, you are cautioned not to put undue reliance on these forward-looking statements. Forward-looking statements include, among others, statements regarding:

  our expected financial performance in future periods;

  our plan of operations; and

  our business strategy and plans or budgets.

Some of the risks, uncertainties and assumptions that could cause our actual results to differ materially from those expressed in our forward-looking statements include:

  defaults by borrowers on their repayment obligations;

  our ability to realize on security granted by defaulting borrowers;

  a decline in the value of real estate assets held as security for loans to borrowers;

  the nature and quality of our loan portfolio;

  the concentration of our portfolio in particular industry sectors;

  our ability to reinvest on comparable terms all of our assets in bridge loans and real estate loans as they are repaid;

  our ability to manage our growth;

  our ability to sell securities acquired as payment of bonus;

  our management’s ability to successfully identify suitable candidates for loans;

  the completion of our registration as a mortgage broker;

  competition in the merchant banking business;

  fluctuations in equity markets;

  our ability to sell our current securities;

  our ability to sell securities received in payment of finder’s fees;

  fluctuations in interest rates;

  our ability to attract clients and maintain client relationships;

  our ability to enter into strategic relationships to syndicate loans;

  liabilities associated with the former ownership of certain mineral properties;

  our ability to maintain the nature and quality of our loan portfolio;

  changes in environmental laws and regulations in the regions in which we are decommissioning resource properties;

  the costs of completing remaining reclamation obligations;

  dilution to our shareholders from future sales of equity securities;

  loss of the services of any of our executive officers;

  conflicts of interest relating to certain of our directors and officers; and

  adverse changes in the economy generally.

We refer you to the section entitled “Risk Factors” in our Annual Information Form. We assume no obligation to update or to publicly announce the results of any change to any of the forward-looking statements contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

We are permitted to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. Our audited consolidated financial statements included in this annual report have been prepared in accordance with Canadian generally accepted accounting principles, which differ in certain material respects from United States generally accepted accounting principles. Note 21 to our audited consolidated financial statements included herein provides a reconciliation of the significant differences between Canadian and United States generally accepted accounting principles.

CONTROLS AND PROCEDURES

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (“Exchange Act”)). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in reports that we file or submit under the Exchange Act.

It should be noted that while our Chief Executive Officer and our Chief Financial Officer believe that our disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system will be met.

There were no changes in our internal control over financial reporting during the fiscal year ended December 31, 2005 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act).

AUDIT COMMITTEE

Our Board of Directors has established a separately-designated Audit Committee of the board in accordance with Section 3(a)(58)(A) of the Exchange Act for the purpose of overseeing our accounting and financial reporting processes and the audits of our annual consolidated financial statements. As at the date of this annual report, the Audit Committee was comprised of W. David Black, Edward L. Mercaldo and Michael Hannesson.

AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Michael Hannesson, a member of the Audit Committee of our board, qualified as an audit committee financial expert (as defined in Item 401 of Regulation S-K under the Exchange Act), and is an independent director under applicable laws and regulations and the requirements of the American Stock Exchange.

PRINCIPAL ACCOUNTING FEES AND SERVICES

The following table sets forth information regarding amounts billed to us by our independent auditors for each of our last two fiscal years:

	Year Ended December 31,
	2005	2004
Audit Fees	$159,297	$116,960
Audit Related Fees	15,675	Nil
Tax Fees	105,350	49,281
All Other Fees	43,532	70,350
Total	$323,854	$236,591

Audit Fees

Audit fees are the aggregate fees billed by our independent auditor for the audit of our annual consolidated financial statements, reviews of our interim consolidated financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees are fees charged by our independent auditor for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” In 2005, these fees included services related to the preparation of a prospectus.

Tax Fees

Tax fees are fees for professional services rendered by our independent auditors for tax compliance and tax advice on actual or contemplated transactions.

All Other Fees

All other fees relate to services other than the audit fees, audit-related fees and tax fees described above. In 2005, these services related primarily to translation services of financial documents. In 2004, these services related to financial and tax due diligence on a possible take-over candidate.

Audit Committee Pre-Approval Policies

Our Audit Committee has established policies and procedures that are intended to control the services provided to us by our independent auditors and to monitor their continuing independence. Under these policies, no services may be undertaken by our independent auditors, unless the engagement is specifically approved by the Audit Committee or the services are included within a category which has been pre-approved by the Audit Committee. The maximum charge for services is established by the Audit Committee when the specific engagement is approved or the category of services pre-approved. Management is required to notify the Audit Committee of the nature and value of pre-approved services undertaken.

The Audit Committee will not approve engagements relating to, or pre-approve categories of, non-audit services to be provided by our independent auditors (i) if such services are of a type the performance of which would cause our independent auditors to cease to be independent within the meaning of applicable Securities and Exchange Commission rules, and (ii) without consideration, among other things, of whether the auditors are best situated to provide the required services and whether the required services are consistent with their role as our independent auditors.

OFF-BALANCE SHEET ARRANGEMENTS

We have not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

CONTRACTUAL OBLIGATIONS

The following table provides information with respect to our known contractual obligations as of December 31, 2005:

	Payment due by period
Contractual Obligations	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Office Leases	$1,383,000	$462,000	$767,000	$154,000	--
Loan Commitments – Net of Syndication	6,194,000	6,194,000	--	--	--
Total	$7,577,000	$6,656,000	$767,000	$154,000	--

Additional information related to our obligations and commitments is provided in the notes to our audited consolidated financial statements included in this annual report.

CODE OF ETHICS

We have adopted a Code of Ethics, which we refer to as our Code of Conduct, that applies to our officers, employees and directors and promotes, among other things, honest and ethical conduct. Investors may view our Code of Conduct on our web site at www.questcapcorp.com.

AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed for trading on The American Stock Exchange (“AMEX”). Section 110 of the AMEX company guide permits AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to AMEX standards is contained on the Company’s website at www.questcapcorp.com.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company has concurrently filed an Appointment of Agent for Service of Process and Undertaking on Form F-X signed by the Company and its agent for service of process with respect to the class of securities in relation to which the obligation to file this annual report arises.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEST CAPITAL CORP.

By:	/s/ Brian E. Bayley
Brian E. Bayley
Chief Executive Officer

Date: March 30, 2006.

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1	Consent of PricewaterhouseCoopers LLP.

99.2	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.3	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.4	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.5	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.6	Annual Information Form of the Company for year ended December 31, 2005.

99.7	Audited consolidated financial statements of the Company and notes thereto as at and for the three years ended December 31, 2005, 2004 and 2003, together with the report of the auditors thereon.

99.8	Management’s Discussion and Analysis for the year ended December 31, 2005.