Form 40-F/A
period 2005-12-31
QUEST CAPITAL CORP
filed 2006-04-28
CIK 832342

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A

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

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title Of Each Class	Name Of Each Exchange On Which Registered
Common Shares	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[ x ] Annual Information Form	[ ] Audited Annual Financial Statements

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
Yes [ x ] No [           ]

EXPLANATORY NOTE

This Form 40-F/A amends the Form 40-F for the year ended December 31, 2005 filed by Quest Capital Corp. (the “Company”) on March 31, 2006 (the “Original Form 40-F”), to include the Company’s Revised Annual Information Form dated April 21, 2006 (the “Revised Annual Information Form”) as Exhibit 99.6. The Revised Annual Information Form includes additional disclosure regarding the Company’s officers that was inadvertently omitted from the Annual Information Form included as Exhibit 99.6 to the Original Form 40-F. There are no other additions, deletions or changes to the Original Form 40-F.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this amendment to its annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEST CAPITAL CORP.

By:	/s/ Brian E. Bayley
Brian E. Bayley
Chief Executive Officer

Date: April 26, 2006.

EXHIBIT INDEX

Exhibit
Number	Exhibit Description

99.1*	Consent of PricewaterhouseCoopers LLP.

99.2	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.3	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.4	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.5	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.6	Revised Annual Information Form of the Company for year ended December 31, 2005.

99.7*	Audited consolidated financial statements of the Company and notes thereto as at and for the three years ended December 31, 2005, 2004 and 2003, together with the report of the auditors thereon.

99.8*	Management’s Discussion and Analysis for the year ended December 31, 2005.

* Previously filed with the Company’s Form 40-F for the year ended December 31, 2005.