Form 40-F
QUEST CAPITAL CORP
filed 2007-03-20
CIK 832342

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006	Commission File Number: 001-32667

	QUEST CAPITAL CORP.
	(Exact name of Registrant as specified in its charter)
British Columbia Canada	6029	Not Applicable
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)
	Suite 300, 570 Granville Street Vancouver, British Columbia Canada V6C 3P1 (604) 68-QUEST (604) 687-8378
	(Address and telephone number of Registrant’s principal executive offices)
	Corporation Service Company Suite 400, 2711 Centerville Road Wilmington, Delaware 19808
	(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to section 12(b) of the Act:
Title Of Each Class	Name Of Each Exchange On Which Registered
Common Shares	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:
Annual Information Form	Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 144,962,628 Common Shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.
Yes	No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes	No

INTRODUCTORY INFORMATION

In this annual report, references to “we”, “our”, “us”, the “Company” or “Quest” mean Quest Capital Corp. and its subsidiaries, unless the context suggests otherwise.

Unless otherwise indicated, all amounts in this annual report are in Canadian dollars and all references to “$” mean Canadian dollars.

PRINCIPAL DOCUMENTS

The following documents that are filed as exhibits to this annual report are incorporated by reference herein:

•	our Annual Information Form for the year ended December 31, 2006;

•	our Audited Consolidated Financial Statements for the three years ended December 31, 2006; and

•	our Management Discussion and Analysis for the year ended December 31, 2006.

FORWARD-LOOKING STATEMENTS

This annual report includes or incorporates by reference certain statements that constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this annual report and documents incorporated by reference herein and include statements regarding our intent, belief or current expectation and that of our officers and directors. Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this annual report or in documents incorporated by reference in this annual report, words such as “believe”, “anticipate”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “should”, “would”, “contemplate”, “possible”, “attempts”, “seeks” and similar expressions are intended to identify these forward-looking statements. These forward-looking statements are based on various factors and were derived utilizing numerous assumptions that could cause our actual results to differ materially from those in the forward-looking statements. Accordingly, you are cautioned not to put undue reliance on these forward-looking statements. Forward-looking statements include, among others, statements regarding:

•	our expected financial performance in future periods;

•	our plan of operations; and

•	our business strategy and plans or budgets.

Some of the risks, uncertainties and assumptions that could cause our actual results to differ materially from those expressed in our forward-looking statements include:

•	defaults by borrowers on their repayment obligations;

•	our ability to realize on security granted by defaulting borrowers;

•	a decline in the value of real estate assets held as security for loans to borrowers;

•	the nature and quality of our loan portfolio;

•	the concentration of our portfolio in land;

•	our ability to reinvest on comparable terms all of our assets in bridge loans and real estate loans as they are repaid;

•	our ability to manage our growth;

•	our ability to sell securities acquired as payment of bonus;

•	our management’s ability to successfully identify suitable candidates for loans;

•	competition in the merchant banking business;

•	fluctuations in equity markets;

•	our ability to sell our current securities;

•	our ability to sell securities received in payment of finder’s fees;

•	fluctuations in interest rates;

•	our ability to attract clients and maintain client relationships;

•	our ability to enter into strategic relationships to syndicate loans;

•	liabilities associated with the former ownership of certain mineral properties;

•	our ability to maintain the nature and quality of our loan portfolio;

•	changes in environmental laws and regulations in the regions in which we are decommissioning resource properties;

•	the costs of completing remaining reclamation obligations;

•	dilution to our shareholders from future sales of equity securities;

•	loss of the services of any of our executive officers;

•	conflicts of interest relating to certain of our directors and officers; and

•	adverse changes in the economy generally.

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

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in reports that we file or submit under the Exchange Act.

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

There were no changes in our internal control over financial reporting during the fiscal year ended December 31, 2006 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act).

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. With the participation of the Chief Executive Officer and the Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2006. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections, of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

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

AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Michael Hannesson, a member of the Audit Committee of our board, qualified as an audit committee financial expert (as defined in Item 401 of Regulation S-K under the Exchange Act), and is an independent director under applicable laws and regulations and the requirements of the American Stock Exchange (“AMEX”).

PRINCIPAL ACCOUNTING FEES AND SERVICES

The following table sets forth information regarding amounts billed to us by our independent auditors for each of our last two fiscal years:

	Year Ended December 31,
	2006	2005
Audit Fees	$175,349	$159,297
Audit Related Fees	9,143	15,675
Tax Fees	49,279	105,350
All Other Fees	75,452	45,532
Total (1)	$312,223	$323,854

(1) In addition, the Company paid KPMG LLP $161,795 for assistance with internal controls over financial reporting documentation.

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

All Other Fees

All other fees relate to services other than the audit fees, audit-related fees and tax fees described above. In 2006 and 2005, these services related primarily to prospectus work and translation services in respect of financial documents.

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

The Audit Committee will not approve engagements relating to, or pre-approve categories of, non-audit services to be provided by our independent auditors (i) if such services are of a type the performance of which would cause our independent auditors to cease to be independent within the meaning of applicable Securities and Exchange Commission (“Commission”) rules, and (ii) without consideration, among other things, of whether the auditors are best situated to provide the required services and whether the required services are consistent with their role as our independent auditors.

OFF-BALANCE SHEET ARRANGEMENTS

We have not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

CONTRACTUAL OBLIGATIONS

The following table provides information with respect to our known contractual obligations as of December 31, 2006:

	Payments due by Period
Type of Contractual Obligation	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Operating Lease Obligation
Office Leases	$1,474,000	$434,000	$997,000	$43,000	-
Other Obligation
Loan Commitments	$2,000,000	$2,000,000	-	-	-
Total	$3,474,000	$2,434,000	$997,000	$43,000	-

Additional information related to our obligations and commitments is provided in the notes to our audited consolidated financial statements included in this annual report.

CODE OF ETHICS

We have adopted a Code of Ethics, which we refer to as our Code of Conduct, that applies to our officers, employees and directors and promotes, among other things, honest and ethical conduct. Investors may view our Code of Conduct on our web site at www.questcapcorp.com. In February 2007, our Code of Conduct was amended: (a) to clarify that officers, employees and directors are required to report any conduct that violates applicable law or the Code of Conduct and that failure to report will result in disciplinary action; (b) to expand the section on code compliance and reporting to clarify the process for submitting complaints directly to the Chairman of the Audit Committee or on an anonymous basis through our Whistleblower Hotline and to describe how those complaints will be handled; (c) to add sections relating to whistleblower protection, the treatment of proprietary and confidential information, the protection and proper use of company assets, improper accepting or giving of gifts and antitrust and fair dealing; (d) to add a provision to the personal conflicts of interest section acknowledging that personal loans to insiders are prohibited; and (e) to make other wording and formatting changes for consistency. A copy of the Code of Conduct is attached as Schedule C of the AIF.

AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed for trading on the AMEX. Section 110 of the AMEX company guide permits AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to AMEX standards is contained on the Company’s website at www.questcapcorp.com.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company has concurrently filed an Appointment of Agent for Service of Process and Undertaking on Form F-X signed by the Company and its agent for service of process with respect to the class of securities in relation to which the obligation to file this annual report arises, which Form F-X is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEST CAPITAL CORP.

By: “Brian E. Bayley”

Brian E. Bayley

Chief Executive Officer

Date: March 15, 2007.

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Consent of PricewaterhouseCoopers LLP.
99.2	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.3	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.4	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.5	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.6	Annual Information Form of the Company for year ended December 31, 2006.
99.7	Audited consolidated financial statements of the Company and notes thereto as at and for the three years ended December 31, 2006, 2005 and 2004, together with the report of the auditors thereon.
99.8	Management’s Discussion and Analysis for the three years ended December 31, 2006, 2005 and 2004.
99.9	Amended Code of Conduct.