Form 40-F/A
QUEST CAPITAL CORP
filed 2007-08-09
CIK 832342

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 40-F/A

(Amendment No. 1)
SYMBOL	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
SYMBOL	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006	Commission File Number: 001-32667
	QUEST CAPITAL CORP.
	(Exact name of Registrant as specified in its charter)
British Columbia Canada	6029	Not Applicable
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)
	Suite 300, 570 Granville Street Vancouver, British Columbia Canada V6C 3P1 (604) 687-8378
	(Address and telephone number of Registrant’s principal executive offices)
	Corporation Service Company Suite 400, 2711 Centerville Road Wilmington, Delaware 19808
	(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to section 12(b) of the Act:
Title Of Each Class	Name Of Each Exchange On Which Registered
Common Shares	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this Form:
SYMBOL Annual Information Form	SYMBOL Audited Annual Financial Statements

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
Yes	SYMBOL	No	SYMBOL

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes	SYMBOL	No	SYMBOL

5286821 v2

EXPLANATORY NOTE

This amendment (the “Amendment”) to the Annual Report on Form 40-F filed on March 15, 2007 (the “Original Filing”) of Quest Capital Corp. (the “Company”)  for the fiscal year ended December 31, 2006 is being filed for the purpose of (i) filing audited restated consolidated financial statements (the “Restated Financial Statements”) of the Company and notes thereto as at December 31, 2006 and 2005 and for the three years ended December 31, 2006, 2005 and 2004, together with the report of the auditor thereon; and (ii) filing the related revised Management’s Discussion and Analysis (the “Revised MD&A”) for the year ended December 31, 2006.

On June 25, 2007, the Company announced that during a review of business alternatives for its wholly owned U.S. subsidiary Viceroy Gold Corporation (“Viceroy Gold”), management identified a historical accounting error relating to the failure to record future income taxes which arose in the fiscal year ended December 31, 2000. Viceroy Gold is the 75% owner of the Castle Mountain Mine.  Previously, management believed that its estimate of Viceroy Gold’s taxes were correct. Upon completion of this review, management identified and determined that in 1991 there was an overstatement of the tax basis (the “1991 Overstatement”) of Viceroy Gold’s assets.  As a result, an adjustment of $4.2 million to opening retained earnings was made.  The impact on the Company’s balance sheet is reflected on the Restated Financial Statements, and the previously published and filed financial statements in respect of such periods should no longer be relied upon. A detailed discussion of the restatement is contained in Note 18 of the Restated Financial Statements.

In addition, in connection with the filing of this Amendment, we are including as exhibits certain currently dated certifications of our Chief Executive Officer and Chief Financial Officer.  This Amendment has no effect on the Annual Information Form or other information presented in the Original Filing.  Therefore, this Amendment should be read together with the other documents that the Company has filed with the Securities and Exchange Commission subsequent to the filing of the Original Filing.  Information in such reports and documents updates and supersedes certain information contained in this Amendment.  The filing of this Amendment shall not be deemed an admission that the Original Filing, when made, included any known, untrue statement of material fact or knowingly omitted to state a material fact necessary to make a statement not misleading.

Principal Documents

The following documents have been filed as part of this Annual Report on Form 40-F/A:

Restated Audited Annual Financial Statements

For the Restated Financial Statements, including the report of Independent Registered Chartered Accounts with respect thereto, see Exhibit 99.1 of this Annual Report on Form 40-F/A.

Revised Management’s Discussion and Analysis

For the Revised MD&A, see Exhibit 99.2 of this Annual Report on Form 40-F/A.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEST CAPITAL CORP.

By:	“Brian E. Bayley”

Brian E. Bayley

Chief Executive Officer

Date:  August 8, 2007.

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1
Restated audited consolidated financial statements of the Company and notes thereto as at December 31, 2006 and 2005 and for the three years ended December 31, 2006, 2005 and 2004, together with the report of the auditors thereon.

99.2	Revised Management’s Discussion and Analysis for the year ended December 31, 2006.
99.3	Consent of PricewaterhouseCoopers LLP.
99.4	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.5	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.6	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.7	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.