Form 40-F
QUEST CAPITAL CORP
filed 2008-03-18
CIK 832342

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 40-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007	Commission File Number: 001-32667

	QUEST CAPITAL CORP.
	(Exact name of Registrant as specified in its charter)
Canada	6029	Not Applicable
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)
	Suite 1028, 550 Burrard Street Vancouver, British Columbia Canada V6C 2B5 (604) 687-8378
	(Address and telephone number of Registrant’s principal executive offices)
	Corporation Service Company Suite 400, 2711 Centerville Road Wilmington, Delaware 19808
	(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to section 12(b) of the Act:
Title Of Each Class	Name Of Each Exchange On Which Registered
Common Shares	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this Form:
X Annual Information Form	Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report:  146,789,711 Common Shares as at December 31, 2007

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.
Yes	No	X

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

Unless otherwise indicated, all amounts in this annual report are in Canadian dollars and all references to “$” mean Canadian dollars.

PRINCIPAL DOCUMENTS

The following documents that are filed as exhibits to this annual report are incorporated by reference herein:

•	our Annual Information Form for the year ended December 31, 2007;

•	our Audited Consolidated Financial Statements for the three years ended December 31, 2007, 2006 and 2005; and

•	our Management Discussion and Analysis for the three years ended December 31, 2007, 2006 and 2005.

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

Some of the risks, uncertainties and assumptions that could cause our actual results to differ materially from those expressed in our forward-looking statements include:

•	defaults by borrowers on their repayment obligations;

•	our ability to realize on security granted by defaulting borrowers;

•	a decline in the value of real estate assets held as security for loans to borrowers;

•	the nature and quality of our loan portfolio;

•	the concentration of our portfolio in real estate;

•	our ability to reinvest assets in real estate loans as they are repaid;

•	our ability to manage our growth;

•	our management’s ability to successfully identify suitable candidates for loans;

•	competition in the lending business;

•	fluctuations in interest rates;

•	our ability to attract clients and maintain client relationships;

•	our ability to enter into strategic relationships to syndicate loans;

•	our ability to maintain the nature and quality of our loan portfolio;

•	our ability to maintain our tax status as a Mortgage Investment Corporation continuously throughout the taxation year;

•	our ability to comply with our regulatory obligations as a mortgage broker under the Mortgage Brokers Act (British Columbia) or with other regulatory bodies that regulate our business;

•	our ability to retain key personnel;

•	environmental issues in respect of the possible possession or acquisition of properties;

•	liabilities associated with the former ownership of certain mineral properties;

•	the impact of changes in environmental laws and regulations in respect of the Caste Mountain property;

•	the costs of completing remaining long term monitoring and maintenance obligations; and

•	adverse changes in the economy generally.

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

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES
BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

We are permitted to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States.  Our audited consolidated financial statements included in this annual report have been prepared in accordance with Canadian generally accepted accounting principles, which differ in certain material respects from United States generally accepted accounting principles.  Note 17 to our audited consolidated financial statements included herein provides a reconciliation of the significant differences between Canadian and United States generally accepted accounting principles.

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

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2007 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act).

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.  With the participation of the Chief Executive Officer and the Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2007.  Our independent public accountant has issued their report on their audit of our internal control over financial reporting in accordance with Auditing Standard No. 5 of the Public Company Accounting Oversight Board, which report is included with our audited financial statements for the year ended December 31, 2007 which are incorporated by reference in this annual report.

AUDIT COMMITTEE

Our Board of Directors has established a separately-designated Audit Committee of the board in accordance with Section 3(a)(58)(A) of the Exchange Act for the purpose of overseeing our accounting and financial reporting processes and the audits of our annual consolidated financial statements. As at the date of this annual report, the Audit Committee is comprised of W. David Black, Michael Hannesson and Dale Peniuk.

AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Michael Hannesson and Dale Peniuk, members of the Audit Committee of our board, are each qualified as audit committee financial expert (as defined in Item 401 of Regulation S-K under the Exchange Act), and are independent directors under applicable laws and regulations and the requirements of the American Stock Exchange.

PRINCIPAL ACCOUNTING FEES AND SERVICES

The following table sets forth information regarding amounts billed to us by our independent auditors for each of our last two fiscal years:

	Year Ended December 31,
	2007	2006
Audit Fees	$237,125	$175,349
Audit Related Fees	133,087	9,143
Tax Fees	498,049	49,279
All Other Fees	0	78,452
Total	$868,261	$312,223

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

All Other Fees

All other fees relate to services other than the audit fees, audit-related fees and tax fees described above.  In 2006, these services related primarily to prospectus work and translation services of financial documents.

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

CONTRACTUAL OBLIGATIONS

The following table provides information with respect to our known contractual obligations as of December 31, 2007:

Payments due by Period
Type of Contractual Obligation	Total		Less than 1 Year		1 - 3 Years	3 - 5 Years	More than 5 Years
Operating Lease Obligation
Office Leases	$2.6M		$0.6M		$1.2M	$0.8M	-
Other Obligation
Loan Commitments	98.3	M	98.3	M	-	-	-
Total	$100.9M		$98.9M		$1.2M	$0.8M	-

Additional information related to our obligations and commitments is provided in the notes to our audited consolidated financial statements included in this annual report.

CODE OF ETHICS

We have adopted a Code of Ethics, which we refer to as our Code of Conduct, that applies to our officers, employees and directors and promotes, among other things, honest and ethical conduct.  Investors may view our Code of Conduct on our web site at www.questcapcorp.com.  On March 14, 2008, our Code of Conduct was amended: (a) to clarify that officers, employees and directors are required to report any conduct that violates applicable law or the Code of Conduct and that failure to report will result in disciplinary action; (b) to expand the section on code compliance and reporting to clarify the process for submitting complaints directly to the Chairman of the Audit Committee or on an anonymous basis through our Whistleblower Hotline and to describe how those complaints will be handled; (c) to add sections relating to whistleblower protection, the treatment of proprietary and confidential information, the protection and proper use of company assets, improper accepting or giving of gifts and antitrust and fair dealing; (d) to add a provision to the personal conflicts of interest section acknowledging that personal loans to insiders are prohibited; and (e) to make other wording and formatting changes for consistency.

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
Brian E. Bayley

Chief Executive Officer

Date:  March 14, 2008

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Annual Information Form of the Company for year ended December 31, 2007.
99.2	Audited consolidated financial statements of the Company and notes thereto as at and for the three years ended December 31, 2007, 2006 and 2005, together with the report of the auditors thereon.
99.3	Management’s Discussion and Analysis for the three years ended December 31, 2007, 2006 and 2005.
99.4	Consent of PricewaterhouseCoopers LLP.
99.5	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.6	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.7	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.8	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.