Form 40-F
period 2009-12-31
QUEST CAPITAL CORP
filed 2010-03-23
CIK 832342

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009	Commission File Number: 001-32667

QUEST CAPITAL CORP.
(Exact name of Registrant as specified in its charter)

Canada	6029	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code)	Identification No.)

Suite 1028, 550 Burrard Street
Vancouver, British Columbia
Canada V6C 2B5
(604) 687-8378
(Address and telephone number of Registrant’s principal executive offices)

Corporation Service Company
Suite 400, 2711 Centerville Road
Wilmington, Delaware 19808
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title Of Each Class	Name Of Each Exchange On Which Registered
Common Shares	NYSE Amex

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual Information Form                                 [X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 151,342,734 Common Shares as at December 31, 2009

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every
Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes [   ]             No [X]

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

PRINCIPAL DOCUMENTS

The following documents that are filed as exhibits to this annual report are incorporated by reference herein:

  our Annual Information Form for the year ended December 31, 2009;

  our Audited Consolidated Financial Statements for the years ended December 31, 2009 and 2008; and

  our Management’s Discussion and Analysis for the years ended December 31, 2009 and 2008.

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

  the concentration of our portfolio in real estate;

  our ability to reinvest assets in real estate loans as they are repaid;

  our ability to manage our growth;

  our management’s ability to successfully identify suitable candidates for loans;

  competition in the lending business;

  fluctuations in interest rates;

  our ability to attract clients and maintain client relationships;

  our ability to enter into strategic relationships to syndicate loans;

  our ability to maintain the nature and quality of our loan portfolio;

  our ability to maintain our tax status as a Mortgage Investment Corporation (“MIC”) continuously throughout the taxation year;

  our ability to comply with our regulatory obligations as a mortgage broker under the Mortgage Brokers Act (British Columbia) or with other regulatory bodies that regulate our business;

  our ability to retain key personnel;

  environmental issues in respect of the possible possession or acquisition of properties;

  liabilities associated with the former ownership of certain mineral properties;

  the impact of changes in environmental laws and regulations in respect of the Castle Mountain property;

  the costs of completing remaining long term monitoring and maintenance obligations; and

  adverse changes in the economy generally.

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

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES
BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

We are permitted to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. Our audited consolidated financial statements included in this annual report have been prepared in accordance with Canadian generally accepted accounting principles, which differ in certain material respects from United States generally accepted accounting principles. Note 20 to our audited consolidated financial statements included herein provides a reconciliation of the significant differences between Canadian and United States generally accepted accounting principles.

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

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. With the participation of the Chief Executive Officer and the Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2009.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

Our independent public accountant has issued their report on their audit of our internal control over financial reporting in accordance with Auditing Standard No. 5 of the Public Company Accounting Oversight Board, which report is included with our audited financial statements for the year ended December 31, 2009 which are incorporated by reference in this annual report.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in our internal control over financial reporting during the fiscal year ended December 31, 2009 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act).

NOTICE OF PENSION FUND BLACKOUT PERIOD

We were not required by Rule 104 of Regulation BTR to send any notice to any of our directors or executive officers during the fiscal year ended December 31, 2009.

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

AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Dale Peniuk, member of the Audit Committee of our board, is qualified as an audit committee financial expert (as such term is defined in Form 40-F), and is an independent director under applicable laws and regulations and the requirements of the NYSE Amex.

PRINCIPAL ACCOUNTING FEES AND SERVICES

The following table sets forth information regarding amounts billed to us by our independent auditors for each of our last two fiscal years:

	Year Ended December 31,
	2009	2008
Audit Fees	$370,092	$416,849
Audit Related Fees	63,000	52,920
Tax Fees	67,394	249,206
All Other Fees	13,125	-
Total	$513,611	$718,975

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

CONTRACTUAL OBLIGATIONS

The following table provides information with respect to our known contractual obligations as of December 31, 2009:

Payments due by Period
More
		Less than 1			than 5
Type of Contractual Obligation	Total	Year	1 - 3 Years	3 - 5 Years	Years
Operating Lease Obligation
Office Leases and other	$1.3M	$0.4M	$0.8M	$0.1M	-
Other Obligation
Deferred Compensation	2.2M	0.2M	2.0M	-	-
Loan Commitments	12.1M	12.1M	-	-	-
Total	$15.6M	$12.7M	$2.8M	$0.1M	-

Additional information related to our obligations and commitments is provided in the notes to our audited consolidated financial statements included in this annual report.

CODE OF ETHICS

We have adopted a Code of Ethics (as such term is defined in Form 40-F), which we refer to as our Code of Conduct that applies to our officers, employees and directors and promotes, among other things, honest and ethical conduct. Investors may view our Code of Conduct on our web site at www.questcapcorp.com or as provided in the Annual Information Form. On March 14, 2008, our Code of Conduct was amended: (a) to clarify that officers, employees and directors are required to report any conduct that violates applicable law or the Code of Conduct and that failure to report will result in disciplinary action; (b) to expand the section on code compliance and reporting to clarify the process for submitting complaints directly to the Chairman of the Audit Committee or on an anonymous basis through our Whistleblower Hotline and to describe how those complaints will be handled; (c) to add sections relating to whistleblower protection, the treatment of proprietary and confidential information, the protection and proper use of company assets, improper accepting or giving of gifts and antitrust and fair dealing; (d) to add a provision to the personal conflicts of interest section acknowledging that personal loans to insiders are prohibited; and (e) to make other wording and formatting changes for consistency.

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

Any change to the name or address of a Registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEST CAPITAL CORP.

By:	“Brian E. Bayley”
Brian E. Bayley
Chief Executive Officer

Date: March 22, 2010

EXHIBIT INDEX

Exhibit	Exhibit Description
Number

99.1	Annual Information Form of the Company for year ended December 31, 2009.

99.2	Audited consolidated financial statements of the Company and notes thereto as at and for the years ended December 31, 2009 and 2008, together with the report of the auditors thereon.

99.3	Management’s Discussion and Analysis for the years ended December 31, 2009 and 2008.

99.4	Consent of PricewaterhouseCoopers LLP.

99.5	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.6	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.7	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.8	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.