Form 40-F
period 2010-12-31
Sprott Resource Lending Corp.
filed 2011-03-11
CIK 832342

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

 FORM 40-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010	Commission File Number: 001-32667

SPROTT RESOURCE LENDING CORP.
(Formerly QUEST CAPITAL CORP.)
(Exact name of Registrant as specified in its charter)

Canada	6029	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code)	Identification No.)

Suite 1028, 550 Burrard Street
Vancouver, British Columbia
Canada V6C 2B5
(604) 687-8378
(Address and telephone number of Registrant’s principal executive offices)

Corporation Service Company
Suite 400, 2711 Centerville Road
Wilmington, Delaware 19808
(302) 636-5400
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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 154,694,758 Common Shares as at December 31, 2010

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes [   ]   No [   ]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [ X ]   No [   ]

INTRODUCTORY INFORMATION

In this annual report, references to “we”, “our”, “us”, the “Company” or “Sprott” means Sprott Resource Lending Corp. and its subsidiaries, unless the context suggests otherwise.

Unless otherwise indicated, all amounts in this annual report are in Canadian dollars and all references to “$” mean Canadian dollars.

PRINCIPAL DOCUMENTS

The following documents that are filed as exhibits to this annual report are incorporated by reference herein:

  our Annual Information Form for the fiscal year ended December 31, 2010 (“Annual Information Form”);

  our Audited Consolidated Financial Statements for the fiscal years ended December 31, 2010 and 2009; and

  our Management’s Discussion and Analysis for the fiscal years ended December 31, 2010 and 2009.

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

  a decline in the value of real estate assets held as security for loans to borrowers or a decline in the value of resource properties held as security for loans to borrowers;

  our ability to estimate the provision for loan losses on our loan portfolio;

  the nature and quality of our loan portfolio;

  the concentration of our portfolio in real estate and resource companies;

  our ability to invest assets in resource loans;

  our ability to manage our growth or defaults of borrowers;

  our management’s ability to successfully identify suitable candidates for loans;

  competition in the lending business;

  changes in applicable regulatory requirements and regimes;

  fluctuations in interest rates;

  our ability to attract clients and maintain client relationships;

  the ability of the Company to continue with its Management Services Agreement and Partnership Agreement (defined herein under “Material Contracts”) with Sprott Lending Consulting LP;

  our ability to enter into strategic relationships to syndicate loans;

  our ability to maintain the nature and quality of our loan portfolio;

  our ability to retain key personnel;

  environmental issues in respect of the possible possession or acquisition of properties;

  the impact of changes in environmental laws and regulations in respect of certain mineral properties; and

  adverse changes in the economy generally.

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

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES
BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

We are permitted to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. Our audited consolidated financial statements included in this annual report have been prepared in accordance with Canadian generally accepted accounting principles, which differ in certain material respects from United States generally accepted accounting principles. Note 23 to our audited consolidated financial statements included herein provides a reconciliation of the significant differences between Canadian and United States generally accepted accounting principles.

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

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. With the participation of the Chief Executive Officer and the Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2010.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

Our independent public accountant has issued their report on their audit of our internal control over financial reporting in accordance with Auditing Standard No. 5 of the Public Company Accounting Oversight Board, which report is included with our audited financial statements for the fiscal year ended December 31, 2010 which are incorporated by reference in this annual report.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in our internal control over financial reporting during the fiscal year ended December 31, 2010 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act).

NOTICE OF PENSION FUND BLACKOUT PERIOD

We were not required by Rule 104 of Regulation BTR to send any notice to any of our directors or executive officers concerning any equity security subject to a blackout period during the fiscal year ended December 31, 2010.

AUDIT COMMITTEE

Our Board of Directors has established a separately-designated standing Audit Committee of the Board of Directors (the “Audit Committee”) in accordance with Section 3(a)(58)(A) of the Exchange Act for the purpose of overseeing our accounting and financial reporting processes and the audits of our annual consolidated financial statements. As at the date of this annual report, the Audit Committee is comprised of W. David Black, Frank Mayer and Dale Peniuk.

AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Dale Peniuk, member of the Audit Committee, is qualified as an audit committee financial expert (as such term is defined in Form 40-F), and is an independent director under applicable laws and regulations and the requirements of the NYSE Amex Exchange (“AMEX”).

PRINCIPAL ACCOUNTING FEES AND SERVICES

The following table sets forth information regarding amounts billed to us by our independent auditors for each of our last two fiscal years:

	Year Ended December 31,
	2010	2009
Audit Fees	$351,887	$429,109
Audit Related Fees	8,754	3,984
Tax Fees	79,723	67,394
All Other Fees	14,438	13,125
Total	$454,802	$513,611
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

The Audit Committee will not approve engagements relating to, or pre-approve categories of, non-audit services to be provided by our independent auditors (i) if such services are of a type the performance of which would cause our independent auditors to cease to be independent within the meaning of applicable Securities and Exchange Commission (the “Commission”) rules, and (ii) without consideration, among other things, of whether the auditors are best situated to provide the required services and whether the required services are consistent with their role as our independent auditors.

OFF-BALANCE SHEET ARRANGEMENTS

We have not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

CONTRACTUAL OBLIGATIONS

The following table provides information with respect to our known contractual obligations as of December 31, 2010:

Payments due by Period
More
		Less than 1			than 5
Type of Contractual Obligation	Total	Year	1 - 3 Years	3 - 5 Years	Years
Operating Lease Obligation
Office leases and other	$1.6M	$0.7M	$0.9M	-	-
Loan Obligations
Resource loans	5.0M	5.0M	-	-	-
Real estate loans	2.7M	2.7M	-	-	-
Total	$9.3M	$8.4M	$0.9M	-	-

Additional information related to our obligations and commitments is provided in the notes to our audited consolidated financial statements included in this annual report.

CODE OF ETHICS

We have adopted a Code of Ethics (as such term is defined in Form 40-F), which we refer to as our Code of Conduct that applies to our officers, employees and directors and promotes, among other things, honest and ethical conduct. Under our Code of Conduct, officers, employees and directors are required to report any conduct that violates applicable law or the Code of Conduct. Failure to report will result in disciplinary action. Complaints can be reported directly to the Chairman of the Audit Committee or on an anonymous basis through our Whistleblower Hotline. Investors may view our Code of Conduct on our web site at www.sprottlending.com or in the Annual Information Form.

NYSE AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed for trading on the Amex. Section 110 of the AMEX company guide permits AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to AMEX standards is provided on the Company’s website at www.sprottlending.com.

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

SPROTT RESOURCE LENDING CORP.

BY:  “PETER GROSSKOPF”
         PETER GROSSKOPF
         CHIEF EXECUTIVE OFFICER

DATE:  MARCH 10, 2011

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1	Annual Information Form of the Company for the fiscal year ended December 31, 2010.

99.2	Audited consolidated financial statements of the Company and notes thereto as at and for the fiscal years ended December 31, 2010 and 2009, together with the report of the auditors thereon.

99.3	Management’s Discussion and Analysis for the fiscal years ended December 31, 2010 and 2009.

99.4	Consent of PricewaterhouseCoopers LLP.

99.5	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.6	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.7	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.8	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.