Form 40-F
period 2011-12-31
Sprott Resource Lending Corp.
filed 2012-03-02
CIK 832342

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011	Commission File Number: 001-32667

SPROTT RESOURCE LENDING CORP. (Formerly QUEST CAPITAL CORP.)
(Exact name of Registrant as specified in its charter)

Canada	6029	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code)	Identification No.)

Suite 2750 , 200 Bay Street
Toronto, Ontario
Canada M5J 2J2
(416) 943-7172
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

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 154,223,046 Common Shares as at December 31, 2011

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

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

PRINCIPAL DOCUMENTS

The following documents that are filed as exhibits to this annual report are incorporated by reference herein:

  our Annual Information Form for the fiscal year ended December 31, 2011 (“Annual Information Form”);
  our Audited Consolidated Financial Statements for the fiscal years ended December 31, 2011 and 2010; and
  our Management’s Discussion and Analysis for the fiscal years ended December 31, 2011 and 2010.

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

     NOTE TO UNITED STATES READERS REGARDING DIFFERENCES
BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

We are permitted to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. Our audited consolidated financial statements included in this annual report have been prepared in accordance with International Financial Reporting Standards, which differ in certain material respects from United States generally accepted accounting principles.

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

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. With the participation of the Chief Executive Officer and the Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2011.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

Our independent public accountant has issued their report on their audit of our internal control over financial reporting in accordance with Auditing Standard No. 5 of the Public Company Accounting Oversight Board, which report is included with our audited financial statements for the fiscal year ended December 31, 2011 which are incorporated by reference in this annual report.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in our internal control over financial reporting during the fiscal year ended December 31, 2011 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act).

NOTICE OF PENSION FUND BLACKOUT PERIOD

We were not required by Rule 104 of Regulation BTR to send any notice to any of our directors or executive officers concerning any equity security subject to a blackout period during the fiscal year ended December 31, 2011.

AUDIT COMMITTEE

Our Board of Directors has established a separately-designated standing Audit Committee of the Board of Directors (the “Audit Committee”) in accordance with Section 3(a)(58)(A) of the Exchange Act for the purpose of overseeing our accounting and financial reporting processes and the audits of our annual consolidated financial statements. As at the date of this annual report, the Audit Committee is comprised of Dale Peniuk, W. David Black and Stewart J.L. Robertson.

AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Dale Peniuk, member of the Audit Committee, is qualified as an audit committee financial expert (as such term is defined in Form 40-F), and is an independent director under applicable laws and regulations and the requirements of the NYSE Amex Exchange (“AMEX”).

PRINCIPAL ACCOUNTING FEES AND SERVICES

The following table sets forth information regarding amounts billed to us by our independent auditors for each of our last two fiscal years:

	Year Ended December 31,
	2011	2010
Audit Fees	$304,993	$351,887
Audit Related Fees	9,612	8,754
Tax Fees	66,895	79,723
All Other Fees	23,330	14,438
Total	$404,830	$454,802
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

CONTRACTUAL OBLIGATIONS

The following table provides information with respect to our known contractual obligations as of December 31, 2011:

Payments due by Period
More
		Less than 1			than 5
Type of Contractual Obligation	Total	Year	1 - 3 Years	3 - 5 Years	Years
Operating Lease Obligation
Office leases and other	$1.0M	$0.8M	$0.2M	-	-
Employment contracts	$0.3M	$0.3M	-	-	-
Loan Obligations
Resource loans	$5.0M	$5.0M	-	-	-
Total	$6.3M	$6.1M	$0.2M	-	-

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

SPROTT RESOURCE LENDING CORP.

BY:	“PETER GROSSKOPF”
PETER GROSSKOPF
CHIEF EXECUTIVE OFFICER

DATE:	MARCH 1, 2012

EXHIBIT INDEX

Exhibit
Number	Exhibit Description

99.1	Annual Information Form of the Company for the fiscal year ended December 31, 2011.
99.2	Audited consolidated financial statements of the Company and notes thereto as at and for the fiscal years ended December 31, 2011 and 2010, together with the report of the auditors thereon.
99.3	Management’s Discussion and Analysis for the fiscal years ended December 31, 2011 and 2010.
99.4	Consent of PricewaterhouseCoopers LLP.
99.5	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.6	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.7	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.8	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.