Form 40-F
period 2012-12-31
Sprott Resource Lending Corp.
filed 2013-03-01
CIK 832342

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

[x] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012                                Commission File Number: 001-32667

SPROTT RESOURCE LENDING CORP.
(Exact name of Registrant as specified in its charter)

Canada	6029	Not Applicable
(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code No.)	Identification No.)

Royal Bank Plaza, South Tower
200 Bay Street, Suite 2750
Toronto, Ontario
Canada M5J 2J2
(416) 362-7172
(Address and telephone number of Registrant’s principal executive offices)

Corporation Service Company
Suite 400, 2711 Centerville Road
Wilmington, Delaware 19808
(302) 636-5400
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title Of Each Class	Name Of Each Exchange On Which Registered
Common Shares	NYSE MKT

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None For annual reports, indicate by check mark the information filed with this Form:

[x] Annual Information Form	[x] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 146,976,919 Common Shares as of December 31, 2012

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes[x]                    No[ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes[x]                     No[ ]

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

PRINCIPAL DOCUMENTS

The following documents that are filed as exhibits to this annual report are incorporated by reference herein:

  our Annual Information Form for the fiscal year ended December 31, 2012 (“Annual Information Form”);

  our Audited Consolidated Financial Statements for the fiscal years ended December 31, 2012 and 2011; and

  our Management’s Discussion and Analysis for the fiscal years ended December 31, 2012 and 2011.

FORWARD-LOOKING STATEMENTS

This annual report includes or incorporates by reference certain statements that constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this annual report and documents incorporated by reference herein and include statements regarding our intent, belief or current expectation and that of our officers and directors. Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this annual report or in documents incorporated by reference in this annual report, words such as “believe,” “anticipate,” “estimate,” “project,” “intend,” “expect,” “may,” “will,” “plan,” “should,” “would,” “continue”, “potential”, “proposed”, “contemplate,” “possible,” “attempts,” “seeks” and other similar expressions are intended to identify these forward-looking statements. These forward-looking statements are based on various factors and were derived utilizing numerous assumptions that could cause our actual results to differ materially from those in the forward-looking statements. Accordingly, you are cautioned not to put undue reliance on these forward-looking statements. Forward-looking statements include, among others, statements regarding:

  the Company’s future financial position, business strategy, financing activities and arrangements, financial results, plans, and objectives;

  monetization of the real estate portfolio;

  the payment and designation of future dividends;

  the receipt of security in connection with the Company’s financing activities;

  the Company’s ability to enter into strategic relationships to syndicate loans;

  strategies the Company may undertake to mitigate risks and uncertainties; and

  the outcome of litigation involving the Company.

Some of the risks, uncertainties and assumptions that could cause our actual results to differ materially from those expressed in our forward-looking statements include:

  general economic conditions in Canada and globally;

  general declines in the value of resource properties and real estate properties;

  industry conditions, including fluctuations in the value of natural resource commodities;

  credit risk and defaults in repayment obligations by borrowers;

  changes or other restraints in the Company’s ability to realize on security or dispose of security granted by borrowers in respect of loans which default;

  the Company’s ability to manage the defaults of borrowers;

  changes in the Company’s ability to reinvest cash in loans that meet its current lending criteria;

  liquidity risk;

  changes in the Company’s ability to identify creditworthy loan candidates;

  the nature and credit quality of the Company’s loan portfolio;

  the Company’s due diligence in connection with potential loans;

  the entering into of strategic relationships in connection with the syndication of loans;

  political and other risks associated with the jurisdictions in which the Company invests;

  changes in the Company’s ability to attract and retain key management and personnel;

  the ability of the Company to maintain its Management Services Agreement and Partnership Agreement (as defined in the Annual Information Form; also see “Material Contracts” in the Annual Information Form) with Sprott Lending Consulting LP (“SLCLP”);

  changes in the Company’s ability to manage conflicts of interest;

  potential liabilities associated with historical mineral projects;

  changes in applicable regulatory requirements and regimes;

  the ability of the Company to continue to pay dividends on its outstanding Common Shares;

  stock market volatility and market valuations;

  fluctuations in foreign exchange or interest rates; and

  the impact of competition.

The foregoing list of factors should not be considered exhaustive. We also refer you to the section entitled “Risk Factors” in our Annual Information Form. We assume no obligation to update or to publicly announce the results of any change to any of the forward-looking statements contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

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

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer), of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in reports that we file or submit under the Exchange Act.

It should be noted that while our Chief Executive Officer and our Chief Financial Officer believe that our disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system will be met. The Company will continue to periodically review its disclosure controls and procedures and internal control over financial reporting and may make such modifications from time to time as it considers necessary.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. With the participation of the Chief Executive Officer and the Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2012.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

Our independent public accountant has issued their report on their audit of our internal control over financial reporting in accordance with Auditing Standard No. 5 of the Public Company Accounting Oversight Board, which report is included with our audited financial statements for the fiscal year ended December 31, 2012 which are incorporated by reference in this annual report.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in our internal control over financial reporting during the fiscal year ended December 31, 2012 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act).

NOTICE OF PENSION FUND BLACKOUT PERIOD

We were not required by Rule 104 of Regulation BTR to send any notice to any of our directors or executive officers concerning any equity security subject to a blackout period during the fiscal year ended December 31, 2012.

AUDIT COMMITTEE

Our Board of Directors has established a separately-designated standing Audit Committee of the Board of Directors (the “Audit Committee”) in accordance with Section 3(a)(58)(A) of the Exchange Act for the purpose of overseeing our accounting and financial reporting processes and the audits of our annual consolidated financial statements. As at the date of this annual report, the Audit Committee is comprised of Dale Peniuk (Chair), Donald D. Copeland and Stewart J.L. Robertson.

AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Dale Peniuk, Chair and member of the Audit Committee, is qualified as an audit committee financial expert (as such term is defined in Form 40-F), and is an independent director under applicable laws and regulations and the requirements of the NYSE MKT Exchange (“MKT”).

PRINCIPAL ACCOUNTING FEES AND SERVICES

The following table sets forth information regarding amounts billed to us by our independent auditors for each of our last two fiscal years:

	Year Ended December 31,
	2012	2011
Audit Fees	$299,790	$304,993
Audit-Related Fees	$7,953	9,612
Tax Fees	$5,513	66,895
All Other Fees	$17,640	23,330
Total	$330,896	$404,830
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

The following sets forth the percentage of services described above that were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X:

	2012	2011

Audit Related Fees:	100%	100%

Tax Fees:	100%	100%

All Other Fees:	100%	100%

To the Company’s knowledge, no more than 50% of the hours expended on PricewaterhouseCoopers LLP’s engagement to audit the Company’s financial statements for the fiscal year ended December 31, 2012, were attributed to work performed by persons other than PricewaterhouseCoopers LLP’s full time, permanent employees.

OFF-BALANCE SHEET ARRANGEMENTS

We have not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

CONTRACTUAL OBLIGATIONS

The following table provides information with respect to our known contractual obligations as of December 31, 2012:

Payments due by Period
More
		Less than 1			than 5
Type of Contractual Obligation	Total	Year	1 - 3 Years	3 - 5 Years	Years
Operating Lease Obligation
Office leases and other	$0.3M	$0.2M	$0.08M	$0.03M	-
Employment contracts	$0.1M	$0.1M	-	-	-
Loan Obligations
Resource loans	$19.2M	$19.2M		-	-
Total	$19.6M	$19.5M	$0.08M	$0.03M	-

Additional information related to our obligations and commitments is provided in the notes to our audited consolidated financial statements included in this annual report.

CODE OF ETHICS

We have adopted a code of ethics (as such term is defined in Form 40-F), which we refer to as our Code of Conduct that applies to our officers, employees and directors and promotes, among other things, honest and ethical conduct. Under our Code of Conduct, officers, employees and directors are required to report any conduct that violates applicable law or the Code of Conduct. Failure to report will result in disciplinary action. Complaints can be reported directly to the Chair of the Audit Committee or on an anonymous basis through our Whistleblower Hotline. Investors may view our Code of Conduct on our web site at www.sprottlending.com or in Schedule “A” to the Annual Information Form.

NYSE MKT CORPORATE GOVERNANCE

The Company’s common shares are listed for trading on the MKT. Section 110 of the MKT company guide permits MKT to consider the laws, customs and practices of foreign issuers in relaxing certain MKT listing criteria, and to grant exemptions from MKT listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to MKT standards is provided on the Company’s website at www.sprottlending.com.

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

MINE SAFETY DISCLOSURE

Not applicable.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPROTT RESOURCE LENDING CORP.

BY:	“PETER GROSSKOPF”
PETER GROSSKOPF
CHIEF EXECUTIVE OFFICER

DATE:	FEBRUARY 28, 2013

EXHIBIT INDEX

Exhibit	Exhibit Description
Number

99.1	Annual Information Form of the Company for the fiscal year ended December 31, 2012.

99.2	Audited consolidated financial statements of the Company and notes thereto as at and for the fiscal years ended December 31, 2012 and 2011, together with the report of the auditors thereon.

99.3	Management’s Discussion and Analysis for the fiscal years ended December 31, 2012 and 2011.

99.4	Consent of PricewaterhouseCoopers LLP.

99.5	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.6	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.7	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.8	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.